Form 20-F
period 2021-12-31
Gogoro Inc.
filed 2022-05-02
CIK 1886190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM 20-F
___________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .
Commission file number: 001-41327
___________________________
GOGORO INC.
(Exact Name of Registrant as Specified in Its Charter)
___________________________
N/A
(Translation of Registrant’s Name Into English)
___________________________
Cayman Islands
(Jurisdiction of Incorporation or Organization)
___________________________
11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan district, Taipei City 105, Taiwan
(Address of Principal Executive Offices)
Bruce Aitken, Chief Financial Officer
11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan district, Taipei City 105, Taiwan
Telephone: +886-3-273 0900
Email: ir@gogoro.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary shares, par value US $0.0001 per share	GGR	Nasdaq Global Select Market
Warrants to purchase ordinary shares with an exercise price of $11.50 per share	GGROW	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
1

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2021, there were (i) 144,067,178 Ordinary shares outstanding, par value US$0.0001 per share, (ii) 85,714,286 Series C Preferred shares outstanding, par value US$1.00 per share and (iii) 20,000,000 Redeemable Preferred shares outstanding, par value US$1.00 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

2

3

4

INTRODUCTION
Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to the terms “Gogoro,” the “Company,” “we,” “us” and “our” refer to Gogoro Inc., a Cayman Islands exempted holding company, together as a group with its subsidiaries, including its Operating Subsidiaries.
Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.
Gogoro completed a merger with Poema Global Holdings. Corp on April 4, 2022 and Gogoro’s ordinary shares began trading on the Nasdaq Stock Exchange on April 5, 2022. Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gogoro, Starship Merger Sub I Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub”) and Starship Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub merged with and into Poema (the “First Merger”), with Poema surviving the First Merger as a wholly owned subsidiary of Gogoro, and (ii) Poema merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Gogoro.
Pursuant to the Merger Agreement described above, immediately prior to the consummation of the Merger, Gogoro effected a recapitalization, whereby each of Gogoro’s ordinary shares that were issued and outstanding was subdivided into 0.8752888353 ordinary shares of Gogoro, such that each Gogoro ordinary share will have a value of $10.00 per share after giving effect to such share subdivision. According to Codification of Staff Accounting Bulletins Topic 4.C, Change in Capital Structure, all ordinary shares, preferred shares and restricted shares were adjusted retroactively for all periods presented in the consolidated financial statements under Item 18 of this annual report Form 20-F. The share information present in this annual report is disclosed on a pre-merger basis while in Item 6 B. Compensation of Directors and Executive Officers — 2019 Equity Incentive Award Plan” and “Item 6 E. Share Ownership described ownership structure with post merger effect.
In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only:
▪“Business Combination” refers to the transactions contemplated under the Merger Agreement;
▪“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands;
▪“Exchange Act” refer to the Securities Exchange Act of 1934, as amended;
▪“GAAP” refer to accounting principles generally accepted in the United States of America;
▪“Gogoro” refers to Gogoro Inc., a Cayman Islands exempted holding company, together as a group with its subsidiaries, including its Operating Subsidiaries;
▪“Gogoro Ordinary Shares” refers to the ordinary shares of Gogoro, par value $0.0001 per share, which trade on the Nasdaq under the ticker symbol “GGR”;
▪“GoStation” refers to Gogoro Battery Swapping Stations;
▪“IASB” refer to International Accounting Standards Board;
▪“ICE” refers to internal combustion engine;
▪“IFRS” refers to the International Financial Reporting Standards;
▪“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of September 16, 2021 and amended as of March 21, 2022, by and among Poema Global, Gogoro, Starship Merger Sub I Limited, a wholly-owned subsidiary of Gogoro, and Starship Merger Sub II Limited, a wholly-owned subsidiary of Gogoro;
▪“Nasdaq” refers to the Nasdaq Global Select Market;
▪“NTD” refers to New Taiwan dollar;
▪“OEM” refers to original equipment manufacturer;
▪“Operating Subsidiaries” refers to collectively, the operating subsidiaries of Gogoro, which include Gogoro Taiwan Limited, Gogoro Taiwan Sales and Services Limited, Gogoro Network, Taiwan Branch, Gogoro Network Pte. Ltd., and GoShare Taiwan Limited;
▪“PBGN” refers to Powered by Gogoro Network;
▪“PCAOB” refers to the Public Company Accounting Oversight Board;

▪“PIPE Investments” refers to the issuance of an aggregate of 29,482,000 Gogoro Ordinary Shares pursuant to the Subscription Agreements at a price per share of $10.00;
▪“Poema Global” refers to Poema Global Holdings Corp., a blank check Cayman Islands exempted company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination;
▪“PTW/ePTW” refers to powered two-wheeler/electric-powered two-wheeler;
▪“PRC” refers to the People’s Republic of China;
▪“Public Warrants” refers to the redeemable warrants to purchase Gogoro Ordinary Shares for an exercise price of $11.50 per share, subject to adjustment, which trade on the Nasdaq under the ticker symbol “GGROW”;
▪“SEC” refers to the U.S. Securities and Exchange Commission;
▪“Security Act” refers to the Securities Act of 1933, as amended; and
▪“Subscription Agreements” refers to such subscription agreements entered into between Gogoro and certain investors on September 16, 2021, January 18, 2022 and March 21, 2022, relating to the PIPE Investments.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
This annual report contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
▪Our future financial and operating results, including forecasts, trends, expectations and market opportunity;
▪Growth of our business and operations and our ability to effectively manage our growth;
▪Our ability to launch and ramp up the production of our products and features, and our ability to control our manufacturing costs;
▪Our ability to expand our sales and marketing capabilities in order to increase our customer base and achieve broader market acceptance of our solutions;
▪Our dependence on a limited number of vendors, suppliers and manufacturers;
▪Our ability to expand effectively into new markets, including India, the PRC and Indonesia, including the timing and estimates on the number of cities we will expand to;
▪Successful acquisitions of new businesses, products or technologies, or entering into strategic collaborations alliances or joint ventures in locations such as India, the PRC and Indonesia;
▪Our ability to develop and maintain relationships with our partners, including our OEM partners;
▪Significant risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as we expand the scope of such services with other parties;
▪Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells and metals, including as a result of inflation;
▪Our ability to offer high-quality support to the battery swapping stations and station suppliers, or failure to maintain strong user experience;
▪The impacts of service disruptions, outages, errors and performance problems in our products;
▪The impact of health pandemics, including the COVID-19 pandemic;
▪The ability of our products and services to successfully compete with a growing list of established and new competitors;
▪Changes to fuel economy standards or the success of alternative fuels;
▪Our ability to continue to develop new products and product innovations to adapt to the rapid technological change that characterizes the EV and PTW market;
▪Our ability to continue to grow the number of incremental battery swapping subscribers and cumulative battery swapping subscribers;
▪Our ability to successfully implement the pilot programs intended to extend the life of our battery packs beyond use in ePTWs and to create additional revenue streams in the future;
▪Our ability to protect our technology and intellectual property from unauthorized use by third parties;
▪Our expectations about entering into definitive agreements with our partners;
▪The legal, regulatory and financial challenges that we may face with conducting business through subsidiaries in the PRC; and
▪The other matters described in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.
We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this annual report. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.
Market, ranking and industry data used throughout this annual report, including statements regarding market size, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications, and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this annual report.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
A. Reserved
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary Risk Factors
The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this annual report. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:
•We are an early-stage company with a history of operating losses and expect to incur significant expenses and continuing losses at least for the near and medium term.
•Our expectations for future operating and financial results are subject to significant uncertainty and are based on assumptions, analyses and internal estimates developed by management, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from our anticipated results.
•If we fail to execute our growth strategy or manage growth effectively, our business, financial condition and results of operations would be adversely affected.
•Our financial results may vary significantly from period to period due to fluctuations in its operating costs or expenses and other foreseeable or unforeseeable factors.
•We may experience delays in launching and ramping the production of our products and features, or we may be unable to control our manufacturing costs.
•Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.
•If we fail to expand effectively into new markets, including India, mainland China and Indonesia, our revenues and business may be negatively affected.
•We may attempt to enter into strategic collaborations or alliances, including forming joint ventures, in locations such as India, the PRC and Indonesia and if we are unsuccessful in such acquisitions or strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.
•Our success depends on its ability to develop and maintain relationships with our partners, including our OEM partners.

•Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as we expand the scope of such services with other parties.
•We may need to raise additional funds and these funds may not be available when needed or may be available only on unfavorable terms.
•We face strong competition for our products and services from a growing list of established and new competitors.
•Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services.
•Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for EVs and PTWs.
•The EV and PTW markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and our financial results.
•Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.
•Although the audit report included in this annual report is prepared by auditors who are currently inspected fully by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB.
•Our business may be adversely affected by the changes of governmental policy and subsidy program in Taiwan electric scooters market.
•Our Taiwan subsidiaries bear product liabilities for damages caused by our products under Taiwan regulations on consumer protection.
•A downturn in mainland China or global economy, and economic and political policies of the PRC could materially and adversely affect our business operations in mainland China.
•Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.
•Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us and our security holders.
•Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the PRC government intervenes in or influences our operations.
•Our operations may be subject to a variety of PRC laws and other obligations regarding cybersecurity and data protection and we may have to spend additional resources and incur additional time delays to complete any such business combination or be prevented from pursuing certain investment opportunities.
In addition to the other information contained in this annual report, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, or results of operation. Investors should carefully consider the risks described below together with all of the other information in this annual report, including our consolidated financial statements and related notes thereto included elsewhere in this annual report and in our other filings with the SEC, before making an investment decision. The trading price of our securities could decline due to any of these risks, and investors may lose all or part of their investment. In this section, unless the context otherwise requires, “Gogoro,” “we,” “us” and “our” refer to Gogoro Inc., a Cayman Islands exempted holding company, together as a group with its subsidiaries including the Operating Subsidiaries.

Risks Related to Our Business
We are an early-stage company with a history of operating losses and expect to incur significant expenses and continuing losses at least for the near and medium term.
We have a history of operating losses and negative operating cash flows. We incurred a net loss of $67.3 million, $49.3 million and $13.1 million for the year ended December 31, 2021, 2020 and 2019, respectively, and, as of December 31, 2021, our accumulated deficits was approximately $116.6 million. We believe we will continue to incur operating and net losses each quarter in the foreseeable future. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) and PTWs by consumers and other electric transportation modalities, continued support from regulatory programs and in each case, the use of our chargers, any of which may not occur at the levels we currently anticipate or at all. We may need to raise additional financing through loans, securities offerings, or additional investments in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms. Our forecasts and projections are based upon assumptions, analyses and internal estimates developed by management. If these assumptions, analyses, or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from those forecasted or projected.
Our expectations for future operating and financial results are subject to significant uncertainty and are based on assumptions, analyses and internal estimates developed by management, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from our anticipated results.
Our expectations for our future operating and financial results depend on the successful implementation of our proposed business plan, and policies and procedures consistent with the assumptions. Future results will also be affected by events and circumstances beyond our control, for example, the competitive environment, our executive team, rapid technological change, economic and other conditions in the markets in which we operate or seek to enter, governmental regulation and, uncertainties inherent in product development and testing, our future financing needs and our ability to grow and to manage growth effectively, and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this annual report. In particular, our forecasts and projections include forecasts and estimates relating to the expected size and growth of the markets in which we operate or seek to enter. Our forecasts and projections also assume that we are able to perform our obligations under our commercial contracts. For the reasons described above, it is likely that our actual results of operations will be different from our expectations and we may be required to make adjustments in our business operations that may have a material adverse effect on our financial condition and results of operations.
If we fail to execute growth strategy or manage growth effectively, our business, financial condition and results of operations would be adversely affected.
The expected continued growth and expansion of our business and execution of our growth strategy may place a significant strain on management, business operations, financial condition and infrastructure and corporate culture. With continued growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations and may allow data security incidents that may interrupt business operations and allow third parties to obtain unauthorized access to business information or misappropriate funds. We may also face risks to the extent such third parties infiltrate the information technology infrastructure of our contractors.
To manage growth in operations and personnel and execute our growth strategy, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. In addition, we may face difficulties as we expand our operations into new markets in which we have limited or no prior experience. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results. Our strategy is based on a combination of growth and maintenance of strong performance on our existing asset base, and any inability to scale, maintain customer experience or manage operations at our battery swapping stations may impact our growth trajectory.
Our financial results may vary significantly from period to period due to fluctuations in our operating costs or expenses and other foreseeable or unforeseeable factors.
We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as a result of inflation and since the pace at which we design, develop and manufacture products and expand our manufacturing facilities may not be consistent or linear between periods. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. For example, as a result of COVID-19, our revenues decreased by 16% for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 because Taiwan experienced a COVID-19 related lock-down in the second quarter of 2021. In addition, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, COVID-19 negatively impacted our battery-swapping energy services since riders reduced the commute and travel distance. Riding mileage on average dropped by 17% in June of 2021, compared to January to May of 2021 before the infection spiked. Sales volume of electric scooters has recovered gradually as a result of the COVID-19 pandemic easing in the second half of 2021. Average riding mileage increased 27% in December 2021, compared to June through August 2021 when the infection rate spiked in Taiwan. As a result, our revenues slightly increased by 1% for the year ended December 31, 2021 compared to the year ended December 31, 2020. We expect that the battery-swapping energy services will recover if the government lifts the soft lockdown, and long-term impact on the subscription-based battery-swapping energy services should be minor. For the year ended December 31, 2021 compared to the year ended December 31, 2020, there were also decreases in sales and marketing expenses due to the postponement of marketing activities because of COVID-19.
We may experience delays in launching and ramping the production of our products and features, or we may be unable to control our manufacturing costs.
We have previously experienced and may in the future experience launch and production ramp delays for new products and features. In addition, we may introduce in the future new or unique manufacturing processes and design features for our products. There is no guarantee that we will be able to successfully and timely introduce and scale such processes or features.
In particular, our future business depends in large part on increasing the production of mass-market PTWs. We have relatively limited experience to date in manufacturing PTWs at high volumes and even less experience building and ramping production lines across multiple factories in different geographies. In order to be successful, we will need to implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve necessary design tolerances, quality and output rates. We have planned to expand our production capacity in mainland China and India through collaborations with local business partners. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during our production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our PTW ramps or be unable to meet our related cost and profitability targets.
Any delay or other complication in ramping the production of our current products or the development, manufacture, launch and production ramp of our future products, features and services, or in doing so cost-effectively and with high quality, may harm our brand, business, prospects, financial condition and results of operations.
Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.
Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We rely on our business development, sales and marketing teams to obtain new original equipment manufacturer (“OEM”) and grow our retail business, and on the technology, site development, and project management personnel to build out and serve new battery swapping stations. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.
We rely on a limited number of vendors, suppliers and manufacturers. A loss of any of these partners could negatively affect our business, or they may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.
We rely on a limited number of vendors and suppliers for design, testing and manufacturing of charging equipment which at this stage of the industry is unique to each supplier and thus singularly sourced with respect to components as well as aftermarket maintenance and warranty services. This reliance on a limited number of manufacturers increases our risks, since it does not currently have proven reliable alternatives or replacement vendors or manufacturers beyond these key parties. In the event of production interruptions or supply chain disruptions including but not limited to availability of certain key components such as semiconductors, we may not be able to take advantage of increased production from other sources or develop alternate or secondary vendors without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our vendors or suppliers is impacted by any interruption at a particular location.
As the demand for public fast charging increases, the charging equipment vendors may not be able to dedicate sufficient supply chain, production, or sales channel capacity to keep up with the required pace of charging infrastructure expansion. In addition, as the EV market grows, the industry may be exposed to deteriorating design requirements, undetected faults or the erosion of testing standards by charging equipment and component suppliers, which may adversely impact the performance, reliability and lifecycle cost of the chargers in our battery swapping stations.
If we or our suppliers experience a significant increase in demand, or if we need to replace an existing supplier, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a vendor or manufacturer that has the capability and resources to supply and/or service charging equipment or build battery swapping stations in sufficient volume. Identifying and approving suitable vendors, suppliers and manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor, supplier or manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our suppliers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products as well as our gross margins. For example, we have experienced and continue to experience shortages as well as increased costs for semiconductors.
If we fail to expand effectively into new markets, including India, mainland China and Indonesia, our revenues and business may be negatively affected.

The EV charging market and energy storage technology market are characterized by rapid technological change, which requires us to continue to develop new products and product innovations or shift our strategy, which is focused on EV battery swapping and charging and energy optimization on our customers’ sites and pursue new product and service offerings. We are, and intend in the future to continue, investing significant resources in developing new product and service offerings to address the changing needs in these markets. For example, in 2021, we have partnered with Yadea Technology Group Co. Ltd. (“Yadea”) and Dachangjiang Group Co., Ltd. (“DCJ”) to expand in the PRC, Hero in India and GoTo in Indonesia. Our ability to continue to maintain our competitive position and grow our market share will depend on the successful development of our position in these markets. New partnerships and initiatives are inherently risky, as each involves unproven business strategies and new product offerings with which we have limited or no prior development or operating experience. Our success in new markets depends on a variety of factors, including but not limited to the success of our partnerships, our ability to develop new products, new product features and services that address the customer requirements for these markets, to attract a customer base in markets in which we have less experience, to compete with new and existing competitors in these adjacent markets, and to gain market acceptance of our new products. Developing our products is expensive, and the investment in product development may involve a long or unmaterialized payback cycle. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our business, financial condition and results of operations.
In addition, as a result of our new product offerings, we could experience increased warranty claims, reputational damage or other adverse effects, which could be material. We also cannot provide assurance that we will be able to develop, obtain regulatory approval for, commercially market and/or achieve acceptance of our new product offerings.
Our research and development expenses were approximately $30.6 million and $28.7 million for the years ended December 31, 2021 and 2020, respectively, and are likely to grow in the future. However, our investment of resources to develop new product offerings may either be insufficient or may result in expenses that are excessive as compared to revenue produced from these new product offerings. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected and our prior products could become obsolete more quickly than expected.
Failure to accurately predict demand or growth with respect to our new product offerings could materially and adversely affect our business, financial condition, results of operations, and prospects, and there is always risk that these new product offerings will be unprofitable, will increase our costs or will decrease operating margins or take longer than anticipated to achieve target margins. We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase our competitors’ products or services.
If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue could decline, we may experience higher operating losses, and our business and prospects could be adversely affected. Further, our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from our existing business. If we do not realize the expected benefits of our investments, our business, financial condition, results of operations, and prospects, could be materially and adversely affected.
We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, in locations such as India, the PRC and Indonesia and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.
Our success will depend, in part, on our ability to expand our product offerings and grow our business by ourselves or through local partners in locations such as India, the PRC and Indonesia in response to changing technologies, customer demands and competitive pressures. For example, we have partnered with Yadea Technology Group Co. Ltd. (“Yadea”) and Dachangjiang Group Co., Ltd. (“DCJ”) to expand in the PRC, Hero MotoCorp (“Hero”) in India and GoTo and Go To in Indonesia. Our success is highly reliant on local partners’ successful performance and such local partners may not perform as they expect due to various reasons or factors including the product price or business model and any failure of performance may impact significantly on our success. In some circumstances, we may determine to do so through collaborating with complementary businesses, including forming joint ventures, rather than through internal development. The identification of suitable alliance and joint venture partner candidates can be difficult, time consuming, and costly, and we may not be able to successfully complete identified alliances or joint ventures. Other companies may compete with us for these strategic opportunities. In addition, even if we successfully complete an alliance or joint venture, we may not be able to timely and effectively commence operations of any joint venture or other alliance because the process of integration could be expensive, time consuming and may strain our resources. Furthermore, we may be required to contribute significant amounts of capital or incur losses in the initial stages of an alliance or joint venture, particularly as selling and marketing activities increase ahead of expected long-term revenue. For example, capital contributions to a joint venture may be necessary in the future if we expands our operations in the PRC, India or Indonesia in order to achieve our long-term strategy in those locations. In addition, the process for customers of the alliance or joint venture to comply with local or foreign regulatory requirements that may be required to purchase our products may cause delays in the alliance partner or joint venture’s ability to conduct business. Furthermore, the products and technologies that we jointly develop, or with respect to which we collaborate, may not be successful or may require significantly greater resources and investments than we originally anticipated. Implementing new lines of business or offering new products and services within existing lines of business can affect the sales and profitability of existing lines of business or products and services, including as a result of sales channel conflicts. In addition, we may not be in a position to exercise sole decision-making authority regarding any strategic collaboration, alliance or joint venture, which could result in impasses on decisions or decisions made by our partners, and our partners in such collaborations, alliances or joint ventures may have economic or business interests that are, or may become, inconsistent with our interests.
Collaborations, alliances and joint ventures can be difficult to manage and may involve significant expense and divert the focus and attention of our management and other key personnel away from our existing businesses. With respect to joint ventures, we may not be able to attract qualified employees, acquire customers or develop reliable supply, distribution or other partnerships. As a result of certain collaborations, alliances and joint ventures we could face potential damage to existing customer relationships or lack of customer acceptance or inability to attract new customers. These risks could be magnified to the extent that any new collaboration, alliance or joint venture would result in a significant increase in operations in developing markets such as India, the PRC and Indonesia. Future alliances could also result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, or expenses or other charges such as in-process research and development, any of which could harm our business and affect our financial results or cause a reduction in the price of Gogoro Ordinary Shares. Further, alliance partners and joint ventures may also operate in foreign jurisdictions with laws and regulations with which we have limited familiarity, which could adversely impact our ability to comply with such laws and regulations and may lead to increased litigation risk. Such laws may also offer us inadequate or less intellectual property protection relative to U.S. laws, which may impact our ability, as well as the ability of the alliance partner and joint venture, to safeguard our respective intellectual property from infringement and misappropriation. As a result of these and other factors, we may not realize the expected benefits of any collaboration, joint venture or strategic alliance or such benefits may not be realized at expected levels or within the expected time period. The failure to successfully consummate such strategic transactions and effectively integrate and execute following such consummation may have an adverse impact on our growth, profitability, financial position and results of operations.
Our success depends on the ability to develop and maintain relationships with our partners, including our OEM partners.
The success of our business depends on our ability to develop and maintain relationships with our partners, including our OEM partners, such as Foxconn, Yadea and DCJ in the PRC, Hero in India and GoTo and Go To in Indonesia. These relationships help us access new customers and build brand awareness through co-marketing. In some cases, our OEM partners have agreed to fund capital expenditures related to the build out of our battery swapping station network. If we fail to maintain or develop relationships with OEMs, or if OEMs opt to partner with competitors rather than us, our revenues may decline and our business may suffer.
There can be no certainty that we will be able to identify and contract with suitable additional OEM partners. To the extent we do identify such partners, we will need to negotiate the terms of a commercial agreement with such partners. There can be no assurance that we will be able to negotiate commercially-attractive terms with additional OEM partners, if at all. We may also be limited in negotiating future commercial agreements by the provisions of our existing contracts such as “most-favored nations” clauses.
Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.
The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate, including the PRC and other markets, have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.
Regulatory authorities in the PRC have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the Cyber Security Law of the PRC (the “Cyber Security Law”), which became effective in June 2017, created the PRC’s first national-level data protection regime for “network operators,” which may include all organizations in the PRC that provide services over the Internet or other information network.
Under the Cyber Security Law, the transmission of certain personal information and important data outside of the PRC is only permitted upon the completion of a security assessment conducted by or as determined by the Chinese government. Certain draft regulations, including the Measures for Security Assessment for Cross-border Transfer of Personal Information and Important Data (Draft for Comment), published in 2017, the Measures for Security Assessment for Cross-border Transfer of Personal Information (Draft for Comment), published in 2019, and the Data Export Security Assessment Measures (Draft for Comment), published in 2021, have been proposed by the Chinese government that specify the procedures and stipulate more detailed compliance requirements relating to such assessment, and in certain circumstances, government approval, prior to the transmission of such information and data outside of the PRC.

In addition, the Standing Committee of the National People’s Congress of the PRC promulgated the Data Security Law of the PRC (the “Data Security Law”) on June 10, 2021, which became effective on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data processing activities, and introduces a data classification and hierarchical protection system. The classification of data is based on its importance in economic and social development, as well as the degree of harm expected to be caused to national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The security assessment mechanism was also included in the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which was promulgated in August 2021 and has become effective on November 1, 2021, for the Chinese government to supervise certain cross-border transfers of personal information.
Although currently our PRC subsidiaries are inactive, if these subsidiaries were to become active in the future, under the Cyber Security Law and Data Security Law, our PRC subsidiaries will be required to establish and maintain a comprehensive data and network security management system that will enable us to monitor and respond appropriately to data security and network security risks. Our PRC subsidiaries will need to classify and take appropriate measures to address risks created by our data processing activities and use of networks. Our PRC subsidiaries will be obligated to notify affected individuals and appropriate Chinese regulators of and respond to any data security and network security incidents. Furthermore, under the Data Security Law, data categorized as “important data,” which will be determined by governmental authorities in the form of catalogs, is to be processed and handled with a higher level of protection. The notion of important data is not clearly defined by the Cyber Security Law or the Data Security Law. In order to comply with the statutory requirements, our PRC subsidiaries will need to determine whether they possess important data, monitor the important data catalogs that are expected to be published by local governments and departments, perform risk assessments and ensure they are complying with reporting obligations to applicable regulators. Our PRC subsidiaries may also be required to disclose to regulators business-sensitive or network security-sensitive details regarding their processing of important data, and may need to pass the government security review or obtain government approval in order to share important data with offshore recipients, which can include foreign licensors, or share data stored in mainland China with judicial and law enforcement authorities outside of mainland China. If judicial and law enforcement authorities outside mainland China require us to provide data stored in mainland China, and we are unable to pass any required government security review or obtain any required government approval to do so, we may not be able to meet the foreign authorities’ requirements. The potential conflicts in legal obligations could have adverse impact on our operations in and outside of mainland China.
Furthermore, on November 14, 2021, the CAC released a draft of the Administrative Regulations on Network Data Security (“Draft Regulations”) for public consultation. On December 28, 2021, the CAC, the PRC’s top cyberspace regulator, issued an amendment to the Cybersecurity Review Measures (“Cybersecurity Review Measures”) which have been in effect since June 1, 2020. Under the amendment (i.e., the Measures), the scope of entities required to undergo cybersecurity review to assess national security risks that arise from data processing activities would be expanded to include all critical information infrastructure operators who purchase network products and services and all network platform operators carrying out data processing activities that affect or may affect national security. In addition, the Measures stipulate that all network platform operators that maintain or store the personal information of more than one million users and undertake a public listing of securities in a foreign country be required to pass cybersecurity review, which would focus on the potential risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, illegally used or exported out of mainland China, or critical information infrastructure being affected, controlled or maliciously used by foreign governments after such a listing.
The Draft Regulations also stipulate that, among other items, for any listing to be done on a security exchange in a foreign country involving a “data processing operator” with personal information of more than one million users, such “data processing operator” shall report to the CAC for a cybersecurity review. The Draft Regulations were released for public comment only, and the draft provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Regulations, if any, on our operations at this stage.
The national security legal regime imposes stricter data localization requirements on personal information and requires our PRC subsidiaries to undergo cybersecurity or other security review, obtain government approval or certification, or put in place certain contractual protections before transferring personal information out of mainland China. As a result, personal information and important data that we or our customers, suppliers, and other third parties collect, generate or process in mainland China may be subject to such data localization requirements and heightened regulatory oversight and controls. To comply with these requirements, maintaining local data centers in mainland China, conducting security assessments or obtaining the requisite approvals from the Chinese government for the transmission outside of mainland China of such controlled information and data could significantly increase our operating costs or cause delays or disruptions in our business operations in and outside mainland China. We expect that the evolving regulatory interpretation and enforcement of the national security legal regime will lead to increased operational and compliance costs and will require us to continually monitor and, where necessary, make changes to our operations, policies, and procedures. If our operations, or the operations of our SaaS platforms, licensees or partners, are found to be in violation of these requirements, we may suffer loss, be unable to transfer data out of mainland China, be unable to comply with our contractual requirements, suffer reputational harm or be subject to penalties, including administrative, civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. If any of these were to occur, it could adversely affect our ability to operate our business and our financial results in the PRC.
We expect that these data protection and transfer laws and regulations will receive greater attention and focus from regulators going forward, and we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under data protection, privacy and security laws in the PRC and other countries where we plan or conduct business will be sufficient.

Any failure or perceived failure by our PRC subsidiaries to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, result in the suspension of our PRC operations, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, suppliers and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law. In addition, a data breach affecting personal information, or a failure to comply with applicable requirements could result in significant management resources, legal and financial exposure and reputational damage that could potentially have a material adverse effect on our business and results of operations in the PRC.
Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as we expand the scope of such services with other parties.
We do not typically install battery swapping stations at customer sites. These installations are typically performed by our partners or electrical contractors with an existing relationship with the customer and/ or knowledge of the site. The installation of battery swapping stations at a particular site is generally subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder battery swapping site installation because they end up costing the developer or installer more in order to meet the code requirements. Meaningful delays or cost overruns may impact our recognition of revenue in certain cases and/or impact customer relationships, either of which could impact our business and profitability.
Furthermore, we may in the future elect to install battery swapping stations at customer sites or manage contractors, likely as part of offering customers a turnkey solution. Working with contractors may require us to obtain licenses or require us or our customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to an installation project. In addition, if these contractors are unable to provide timely, thorough and quality installation-related services, customers could fall behind their construction schedules leading to liability to us or cause customers to become dissatisfied with the solutions we offer.
Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells and metals, could harm our business.
We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and results of operations. We and our suppliers use various materials in our respective businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate and may, together with other key components, increase significantly as a result of an increased electrification and demand for materials required to manufacture and assemble battery cells and EVs. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of EVs by our competitors, and could adversely affect our business, financial condition and results of operations. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include:

•an increase in the cost, or decrease in the available supply, of materials used in the battery cells;
•disruption in the supply of battery cells due to quality issues or recalls by battery cell manufacturers; and
•fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the New Taiwan Dollar.
Our business is dependent on the continued supply of battery cells for the battery packs used in our PTWs. Any disruption in the supply of battery cells from our suppliers could disrupt maintenance of our battery swapping stations and production of PTWs. Furthermore, fluctuations or shortages in petroleum and other economic conditions, including increasing inflation have caused us to experience significant increases in freight charges and material costs. Additionally, we and other vehicle manufacturers who need integrated circuits for vehicles are experiencing various levels of semiconductor impact due to the current shortage of semiconductors, which could last until 2023. A combination of factors, including increased demand for consumer electronics, automotive shutdowns due to the COVID-19 pandemic, the rapid recovery of demand for vehicles, and long lead times for wafer production, are contributing to the shortage of semiconductors. We have experienced a shortage in semiconductors and a shortage of semiconductors or other key components could cause a significant disruption to our production schedule. If we are unable to pre-purchase supply for semiconductors or other key components that may experience shortages, or if we cannot find other methods to mitigate the impact of any such shortage, then any such short shortage could have a substantial adverse effect on our financial condition or results of operations generally in the same manner, it could cause the same for other vehicle and PTW manufacturers. Substantial increases in the prices for our materials or prices charged to us, such as those charged by suppliers of battery cells, semiconductors or other key components, have increased our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased PTW sales. Given the competitive nature of the markets in which we operate in, it is unlikely that increases in expenses can be passed on to customers. Any attempts to increase PTW prices in response to increased material costs could result in cancellations of orders and reservations and therefore materially and adversely affect our brand, image, business, prospects, financial condition and results of operations. Thus, substantial increases in the prices for our materials or components would materially and adversely affect our business, increase our operating costs and negatively impact our prospects.

If we fail to offer high-quality support to the battery swapping stations and station suppliers, or fail to maintain strong user experience, our business and reputation will suffer.
Once a customer has installed the battery swapping stations and subscribed to our services, station owners and drivers will rely on us to provide support services to resolve any issues that might arise in the future. Rapid and high-quality customer support is important so station owners can provide charging services and drivers can receive reliable charging for their EVs and PTWs. The importance of high-quality customer support will increase as we seek to expand our business and pursue new customers and geographies. Any failure to quickly resolve issues and provide effective support, or a market perception that we do not maintain effective and responsive support, could adversely affect our brand and reputation, our ability to retain customers or sell additional products and services to existing customers, and our business, financial condition, and results of operations.
If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.
The loss of the services of any of our key employees or any significant portion of our workforce could disrupt our operations or delay the development, introduction and ramp of our products and services. None of our key employees is bound by an employment agreement for any specific term and we may not be able to successfully attract and retain senior leadership necessary to grow our business. Our future success also depends upon our ability to attract, hire and retain a large number of engineering, manufacturing, marketing, sales and delivery, service, installation, technology and support personnel, especially to support our planned high-volume product sales, market and geographical expansion and technological innovations. Recruiting efforts, particularly for senior employees, may be time-consuming, which may delay the execution of our plans. If we are not successful in managing these risks, our business, financial condition and results of operations may be harmed.
Employees may leave us or choose other employers over us due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skill sets needed for our business, including specialized knowledge of EVs, software engineering, manufacturing engineering and electrical and building construction expertise. We also compete with both mature and prosperous companies that have large financial resources and start-ups and emerging companies that promise short-term growth opportunities.
We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to us.
Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. For example, we recently announced a recently announced a number of pilot programs in Taiwan which are intended to extend the life of our battery packs beyond use in ePTWs. We have begun the deployment of smart parking meters in New Taipei City, enabling New Taipei to embrace smart city technologies for their paid parking locations that are off the power grid and wirelessly connected. If we are unable to anticipate technological changes in the industry by introducing new or enhanced products and services in a timely and cost-effective manner, if we fail to introduce products and services that meet market demand, or we do not successfully expand into adjacent markets, we may lose our competitive position, our products may become obsolete, and our business, financial condition or results of operations could be adversely affected.
Our success in these new markets depends on a variety of factors, including but not limited to our ability to develop new products, new product features and services that address the customer requirements for these markets, attract a customer base in markets in which we have less experience, compete with new and existing competitors in these adjacent markets, and gain market acceptance of our new products.
Developing our products is expensive, and the investment in product development may involve a long payback cycle. Our results of operations will be impacted by the timing and size of these investments. These investments may take several years to generate positive returns, if ever.
Additionally, future market share gains may take longer than planned and cause us to incur significant costs. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our operating results and financial condition.
We may not be able to accurately plan our production based on our sales contracts, which may result in carrying excess raw material inventory.
Our sales contracts typically provide for a forecast of 12 months on the quantity of products that our customers may purchase from us. We typically have a 12-week lead time to manufacture products to meet our customers’ requirements once our customers place orders with us. To meet this delivery deadline, we generally make decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on estimates made in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess raw material inventory or material shortages. Excess inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Expediting additional material to make up for any shortages within a short time frame could result in unprofitable sales or cause us to adjust delivery dates. In either case, our results of operation would fluctuate from period-to-period.
We may experience issues with battery cells or other components, which may harm the production and profitability of our energy storage products.
Our plan to grow the volume and profitability of our vehicles and energy storage products depends on significant battery cell production. In addition, we produce several vehicle components, such as battery modules and packs incorporating the cells. In the past, some of the manufacturing lines for certain product components took longer than anticipated to ramp to their full capacity, and additional bottlenecks may arise in the future as we continue to increase the production rate and introduce new lines. If we are unable to or otherwise do not maintain and grow our respective operations, or if we are unable to do so cost-effectively or hire and retain highly-skilled personnel there, our ability to manufacture our products profitably would be limited, which may harm our business, financial condition and results of operations.
Finally, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Negative public perceptions regarding the suitability of lithium-ion cells or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve our battery cells, could seriously harm our business and reputation. Any incident involving our battery cells could result in lawsuits, recalls or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. The high volumes of battery cells and battery modules and packs manufactured at our facilities are stored and recycled at our various facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Any such disruptions or issues may harm our brand and business.
We may be subject to declining average selling prices, which may harm our revenue and gross profits.
EVs, light EVs and energy storage are subject to declines in average selling prices due to rapidly evolving technologies, industry standards and consumer preferences. As a result, our customers may expect us, as a supplier, to cut our costs and lower the price of our products in order to mitigate the negative impact on their own margins.
We continue to refine and optimize our manufacturing process to provide our top-notch products at competitive prices. Our revenue and profitability will suffer if we are unable to offset any declines in our average selling prices by developing new or enhanced products with higher selling prices or gross profit margins, increasing our sales volumes or reducing the material costs of our products on a timely basis.
Our products and services may be impacted by service disruptions, outages, errors and performance problems. These disruptions, outages, and other performance problems may result in material and adverse impacts to our business and operations.
We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our products or services are unavailable or otherwise fail to function appropriately when customers attempt to access them or they do not operate or perform in a responsive and effective manner, customers may seek other products and services.
We expect to continue to make significant investments to maintain and improve our software and other aspects of our product and service offerings. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be harmed.
If our software is unavailable for a significant period of time as a result of such a transition, especially during peak periods, we could suffer damage to our reputation or brand, or loss of revenues any of which could adversely affect our business, financial condition and results of operations.
Our technology could have undetected defects, errors or bugs in hardware, firmware or software, which could reduce market adoption, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.
We may be subject to claims that batteries from our battery swapping stations have malfunctioned and persons were injured or purported to be injured due to latent defects. Any insurance that we carry may not be sufficient or may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. Any of these events could adversely affect our brand, reputation, financial condition or results of operations.
Our software platform is complex and includes a number of licensed third-party commercial and open-source software libraries. Our software may contain latent defects or errors that may be difficult to detect and remediate. We are continuing to evolve the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if our products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result. Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business and results of operations:
▪expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;
▪loss of existing or potential customers or partners;
▪interruptions or delays in sales;
▪equipment replacements;
▪delayed or lost revenue;
▪delay or failure to attain market acceptance;
▪delay in the development or release of new functionality or improvements;
▪negative publicity and reputational harm;
▪sales credits or refunds;
▪exposure of confidential or proprietary information;
▪diversion of development and customer service resources;
▪breach of warranty claims;
▪legal claims under applicable laws, rules and regulations; and
▪the expense and risk of litigation.
We also face the risk that any contractual protections we seek to include in our agreements with customers are rejected, not implemented uniformly or may not fully or effectively protect from claims by customers, reseller, business partners or other third parties. In addition, any insurance coverage or indemnification obligations of suppliers for our benefit may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, financial condition and results of operations. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.
Our insurance coverage strategy may not be adequate to protect our from all business risks.
We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. As a general matter, we do not maintain as much insurance coverage as many other companies do, and in some cases, we do not maintain any at all. Additionally, the policies that we do have may include significant deductibles or self-insured retentions, policy limitations and exclusions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which may harm our financial condition and results of operations.
We may choose to or be compelled to undertake product recalls or take other similar actions.
As a manufacturing company, we must manage the risk of product recalls with respect to our products. In addition to recalls that might be initiated by us for various causes, testing of or investigations into our products by government regulators or industry groups may compel us to initiate product recalls or may result in negative public perceptions about the safety of our products, even if we disagree with the defect determination or have data that shows the actual safety risk to be non-existent. We have initiated product recalls three times since our first vehicle launch in 2015, which occurred in 2017, 2018, and 2020, respectively. In the future, we may voluntarily or involuntarily initiate recalls if any of our products are determined by us or a regulator to contain a safety defect or be noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, has previously resulted in and could in the future result in significant expense, supply chain complications and service burdens, and may harm our brand, business, prospects, financial condition and results of operations.
Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm reputation regardless of the outcome.
We are and/or may in the future become, subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. For example, on December 26, 2019, Stone Energy Technology Corporation (“Stone Energy”) filed a lawsuit for patent infringement against Gogoro Taiwan Limited, Gogoro Network, Gogoro Network (Cayman) Taiwan Branch and Gogoro Taiwan Sales and Services Limited in the Intellectual Property Court of Taiwan, in which the patent numbers I308406 and I423140 are asserted, with claimed amount of NTD 350,000,000. On May 28, 2021, the Intellectual Property Court dismissed all claims of Stone Energy. Stone Energy has appealed with a trimmed claim amount. As of the date hereof, this appeal is pending before the Intellectual Property and Commercial Court. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Any of the foregoing could adversely affect our business, financial condition, and results of operations.
Growing our customer base depends upon the effective operation of our mobile applications with mobile operating systems, networks and standards that we do not control.
We are dependent on the interoperability of our mobile applications with popular mobile operating systems that we do not control, such as Google’s Android and Apple’s iOS, and any changes in such systems that degrade our products’ functionality or give preferential treatment to competitive products could adversely affect the usage of our applications on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our products work well with a range of mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks or standards.
Our business will depend on customers renewing their services subscriptions. If customers do not continue to use our subscription offerings, our business, financial condition and results of operations will be adversely affected.
In addition to selling PTWs, we also depend on customers continuing to subscribe to our EV charging services through our battery swapping stations and extended warranty coverages. Therefore, it is important that customers renew their subscriptions when the contract term expires and add additional services to their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the batteries from the battery swapping stations, prices, features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.
If customers do not renew their subscriptions, if they renew on less favorable terms or if they fail to add products or services, our business, financial condition and results of operations will be adversely affected.
We may be unable to leverage customer data in all geographic locations, and this limitation may impact research and development operations.
We rely on data collected through battery swapping stations or our mobile application. We use this data in connection with the research, development and analysis of our technologies, creating and delivering value-add customer services, and in assessing future battery swapping locations as well as swapping station capacities. Our inability to obtain necessary rights to use and otherwise process this data or freely transfer this data out of, for example, India or the PRC, could result in delays or otherwise negatively impact our research and development and expansion efforts and limit our ability to derive revenues from value-add customer services. For instance, laws and regulations relating to privacy, data protection, and cybersecurity may limit our ability to make intelligent, data driven business decisions conduct micro-targeting marketing strategy or provide micro-targeting based offering to PTW drivers.
Our battery swapping stations are often located in areas that are publicly accessible and may be exposed to vandalism or misuse by customers or other individuals, which would increase our replacement and maintenance costs.
Our battery swapping stations may also be exposed to vandalism or misuse by customers and other individuals, increasing wear and tear of the equipment. Such increased wear and tear could shorten the usable lifespan of the batteries and require us to increase our spending on replacement and maintenance costs.
Should we pursue acquisitions in the future, we would be subject to risks associated with acquisitions.
We may acquire additional assets, products, technologies or businesses that are complementary to our existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into our own business would require attention from management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.
If we complete future acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and business strategy; we may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions we complete could be viewed negatively by our customers, investors, and securities analysts; and we may incur costs and expenses necessary to address an acquired company’s failure to comply with laws and governmental rules and regulations. Additionally, we may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties, which may differ from or be more significant than the risks our business faces. If we are unsuccessful at integrating future acquisitions in a timely manner, or the technologies and operations associated with such acquisitions, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt our ongoing business and divert management’s attention, and we may not be able to manage the integration process successfully or in a timely manner. We may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such acquisitions. We may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect our financial condition or the market price of Gogoro Ordinary Shares. Furthermore, the sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to our shareholders. The occurrence of any of these risks could harm our business, financial condition, and results of operations.
Changes in subscriptions or pricing models may not be reflected in near-term operating results.
We generally recognize subscription revenue from customers ratably over the terms of their contracts. As a result, most of the subscription revenue reported in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.
We may need to raise additional funds and these funds may not be available when needed or may be available only on unfavorable terms.
We may need to raise additional capital in the future to further scale our business and expand to additional markets. Our development timeline progresses as planned and corresponding expenditures are consistent with current expectations, both of which are subject to various risks and uncertainties, including those described herein. We may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. We cannot be certain that additional funds will be available on favorable terms when required, or at all. If we cannot raise additional funds when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of additional equity securities, our shareholders would experience additional dilution.
Seasonality may cause fluctuations in our revenue and results of operations.
As a seller of ePTWs, we are impacted by seasonality, primarily by weather. During winter or colder months, sales of vehicles tend to slow while during warmer months, sales increase. This phenomenon is further compounded by the number of events that are hosted during warmer month— summer holiday sales, back to school sales, etc.
Such seasonality causes our revenue to vary from quarter to quarter which can make forecasting more difficult and may adversely affect our ability to predict financial results accurately. In addition, our historical growth may have reduced the impact of seasonal factors that might have influenced our business to date. If our increasing size causes our growth rate to slow, seasonal variations in our operations may become more pronounced over time and may materially affect our business, financial condition, results of operations and prospects.
We are exposed to fluctuations in currency exchange rates.
We transact business globally in multiple currencies and have foreign currency risks related to our revenue, costs of revenue and operating expenses currently primarily the New Taiwan Dollar. In addition, a portion of our costs and expenses have been, and we anticipate will continue to be, denominated in foreign currencies, including the RMB. Moreover, while we undertake limited hedging activities intended to offset the impact of currency translation exposure, it is impossible to predict or eliminate such impact. As a result, our operating results may be harmed.
The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or PBOC, changed the way it calculates the mid-point price of the RMB against the U.S. dollar, requiring the market-makers that submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the RMB appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the RMB depreciated by approximately 5.7% against the U.S. dollar. From the end of 2019 through the end of 2021, the value of the RMB appreciated by approximately 7.2% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label the PRC as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar.
We face risks related to health pandemics, including the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.
The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a decrease in EV sales in markets around the world. Any sustained downturn in demand for EVs would harm our business. For example, as a result of COVID-19, our revenues decreased by 16% for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 because Taiwan experienced a COVID-19 related lock-down in the second quarter of 2021. In addition, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, COVID-19 negatively impacted our battery-swapping energy services since riders reduced the commute and travel distance. Riding mileage on average dropped by 17% in June of 2021, compared to January to May of 2021 before the infection spiked. Sales volume of electric scooters has recovered gradually as a result of the COVID-19 pandemic easing in the second half of 2021. Average riding mileage increased 27% in December 2021, compared to June through August 2021 when the infection rate spiked in Taiwan. As a result, our revenues slightly increased by 1% for the year ended December 31, 2021 compared to the year ended December 31, 2020. We expect that the battery-swapping energy services will recover if the government lifts the soft lockdown, and long-term impact on the subscription-based battery-swapping energy services should be minor. For the year ended December 31, 2021 compared to the year ended December 31, 2020, there were also decreases in sales and marketing expenses due to the postponement of marketing activities because of COVID-19.
The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures may adversely impact our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact demand for EV battery swapping stations, particularly at workplaces. These measures by government authorities may remain in place for a significant period of time and may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations. For example, after the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures were reinstated to contain the infections, including those in Shanghai in March 2022. Our operations in these regions may be adversely affected when these restrictive measures are in force. The emergence of such regional instances and the corresponding restrictive measures are beyond our control. If additional waves of COVID-19 occur in the regions in which we operate or globally and cannot be contained, the risks set forth in this annual report may be exacerbated or accelerated at a heightened level.
We have initially modified our business practices by recommending that all non-essential personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences. We have also implemented additional safety protocols for essential workers, have implemented cost cutting measures in order to reduce our operating costs, some of which we have recently reversed, and may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be negatively impacted. Furthermore, if significant portions of our customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for battery swapping stations and services will decline.
The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and when and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in batteries or in providing installation or maintenance services. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.
Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for our products and services.
We face strong competition for our products and services from a growing list of established and new competitors.
The EV and PTW market is relatively new and competition is still developing. Large early-stage markets, such as India, require early engagement across verticals and customers to gain market share, and ongoing effort to scale channels, installers, teams and processes. Some Indian customers require solutions not yet available and our planned entrance into India will require establishing Gogoro against existing competitors. In addition, there are multiple competitors in India with limited funding, which could cause poor experiences, hampering overall EV and PTW adoption or trust in any particular provider.
Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

In the event that the market for EV charging continues to expand, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, even if our offerings are more effective and higher quality than those of our competitors, current or potential customers may accept competitive solutions. If we fail to adapt to changing market conditions or continue to compete successfully with current charging providers or new competitors, our growth will be limited which would adversely affect our business and results of operations.
We face substantial political risks associated with doing business in Taiwan and in mainland China, including obtaining certain approvals from the Investment Commission of the Ministry of Economic Affairs in Taiwan, particularly due to the relationship between Taiwan and mainland China.
Our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of Gogoro Ordinary Shares may be affected by changes in Taiwan’s governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of our control. Taiwan has a unique international political status. The PRC government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National People’s Congress of the PRC passed what is widely referred to as the “antisecession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between Taiwan and the PRC and the possibility of instability and uncertainty could adversely affect the prices of our shares. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect our business.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
From time to time, we make statements with estimates of the addressable market for our solutions and the EV and PTW market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the current COVID-19 pandemic. The estimates and forecasts relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, our business could fail to grow at similar rates.
Concentration of ownership among our existing executive of officers, directors and their affiliates as well as 5% stockholders may prevent new investors from influencing significant corporate decisions.
As of the closing of the Business Combination, our directors, executive officers and their affiliates as a group beneficially own approximately 11.1% of the outstanding Gogoro Ordinary Shares. In addition as of April 4, 2022, Gold Sino Assets Limited beneficially owned 21.6% of the outstanding Gogoro Ordinary Shares and Far Eastern International Bank beneficially owned 5% of the outstanding Gogoro Ordinary Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.
Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.
We have three term loan facilities in place with Mega International Commercial Bank Co. Ltd., in our individual capacity or as agent and a syndicate of lenders. Our term loan facilities include a number of covenants that limit our ability to, among other things, incur additional indebtedness, incur liens on our assets, engage in consolidations, amalgamations, mergers, liquidations, dissolutions or dispositions, sell or otherwise dispose of our assets, pay dividends or distributions on, or make repurchases or redemptions of, our shares, acquire other businesses (by way of asset purchase, share purchase, or otherwise), make loans, capital contributions, or other investments, or enter into any other transactions outside of the ordinary course of business. In addition, we must maintain a minimum liquidity ratio and a maximum ratio of total debt to shareholder equity. The terms of our term loan facilities restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies which are not subject to such restrictions.
We cannot guarantee that we will be able to maintain compliance with the covenants in our term loan facilities or, if we fail to do so, that we will be able to obtain waivers from the lender and/or amend the covenants. A failure by us to comply with the covenants specified in the loan agreements would, absent cure or waiver, result in an event of default under the agreements, which would give the lender the right to suspend further draws of term loan and to declare all outstanding obligations immediately due and payable. If our obligations under our term loan facilities were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the obligations or sell sufficient assets to repay the obligations, which could adversely affect our business, financial condition and results of operations. Even if we are able to obtain new financing, we may not be on commercially reasonable terms or on terms that are acceptable to us. Any event of default could also result in an increase in the interest rates applicable to our term loan facilities, and may result in the acceleration of or default under any other indebtedness we may incur in the future to which a cross-acceleration or cross-default provision applies. In addition, during the existence of an event of default under our term loan facilities, the lender could exercise its rights and remedies thereunder, including by way of initiating foreclosure proceedings over the collateral for our obligations.
Risks Related to Electric Vehicles (“EV”) and PTW Market
Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for our products and services.
As regulatory initiatives have required an increase in the mileage capabilities of cars, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of EVs, PTWs and other alternative vehicles has been increasing. If fuel efficiency of non-EVs continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for electric and high energy vehicles could diminish. In addition, the EV and PTW fueling model is different than gas or other fuel models, requiring behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs, PTWs and battery swapping stations. For example, fuel which is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as preferred alternative to petroleum-based propulsion. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs or PTWs. Various jurisdictions have announced plans to institute low carbon fuel standards that, if adopted, would lead to an increase in the consumption of renewable transportation fuels. This may impose additional obstacles to the purchase of EVs and PTWs or the development of a more ubiquitous EV market. If any of the above cause or contribute to consumers or businesses to no longer purchase EVs or PTWs or purchase them at a lower rate, it would materially and adversely affect our business, financial condition, results of operations and prospects.
Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for EVs and PTWs.
Our growth is highly dependent upon the adoption of EVs and PTWs both by businesses and consumers. The market for EVs and PTWs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available EV and PTW models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Our revenues are driven in large part by EV and PTW drivers’ driving and charging behavior. Potential shifts in behavior may include but are not limited to changes in annual vehicle miles traveled, preferences for urban vs. suburban vs. rural and public vs. private charging or use of battery swapping stations, demand from rideshare or urban delivery fleets, and the emergence of autonomous vehicles and/or new forms of mobility. Although demand for EVs and PTWs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs and PTWs develops more slowly than expected, or if demand for EVs and PTWs decreases, our growth would be reduced and our business, prospects, financial condition and results of operations would be harmed. The market for EVs and PTWs could be affected by numerous factors, such as:
▪perceptions about EV and PTW features, quality, driver experience, safety, performance and cost;
▪perceptions about the limited range over which EVs or PTWs may be driven on a single battery charge or on a single battery and about availability and access to sufficient public EV charging stations or battery swapping stations;
▪competition, including from other types of alternative fuel vehicles (such as hydrogen fuel cell vehicles), plug-in hybrid EVs and high fuel economy internal combustion engine (“ICE”) vehicles;
▪increases in fuel efficiency in legacy ICE and hybrid vehicles;
▪volatility in the price of gasoline and diesel at the pump including as a result of inflation and the conflict between Ukraine and Russia;
▪EV and PTW supply chain disruptions including but not limited to availability of certain components (e.g. semiconductors), ability of EV and PTW OEMs to ramp-up EV and PTW production, availability of batteries, and battery materials;
▪concerns regarding the stability of the electrical grid;
▪the decline of an EV or PTW battery’s ability to hold a charge over time;
▪availability of service for EVs and PTWs;
▪consumers’ perception about the convenience, speed, and cost of battery swapping;
▪government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

▪the availability of tax and other governmental incentives (such as tax credits and rebates), including adverse changes in, or expiration of, favorable tax incentives related to EVs and PTWs, EV charging stations and battery swapping stations or decarbonization generally;
▪relaxation of government mandates or quotas regarding the sale of EVs and PTWs; the number, price and variety of EV and PTW models available for purchase; and
▪concerns about the future viability of EV and PTW manufacturers.
In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs and PTWs. For example, our sales decreased due to impacts of the COVID-19 pandemic, including but not limited to, (i) decreases in traffic and travel, which impacted the number of customers purchasing and using our products, (ii) the fall of gas prices, which resulted in the increase in sales of gas-powered scooters, and (iii) reduced traffic to in-person retail locations, which impacted the sales of our physical store locations. Further, sales decreased in 2020 due to a government changed subsidy program on gas scooters, which led to higher replacement demand on gas scooter products and negatively impacted the sale of PTWs. Going forward, it is uncertain how macroeconomic factors will impact demand for EVs and PTWs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales.
While many global OEMs and several new market entrants have announced plans for new EV and PTW models, the lineup of EV and PTW models with increasing fast charging needs or longer battery charge expected to come to market over the next several years may not materialize in that timeframe or may fail to attract sufficient customer demand. Demand for EVs and PTWs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV and PTW charging solutions and therefore adversely affect our business, financial condition and results of operations.
The EV and PTW markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and our financial results.
Continuing technological changes in battery and other EV and PTW technologies could adversely affect adoption of current EV and PTW battery technology, continuing and increasing reliance on EV and PTW charging infrastructure and battery swapping stations and/or the use of our products and services. Our future success will depend in part upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce a variety of new product offerings to address the changing needs of the EV and PTW battery market.
As EV and PTW technologies change, we may need to upgrade or adapt our battery charging and battery swapping station technology and introduce new products and services in order to serve the EV and PTW market, in particular battery technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected.
We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative products or services. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to use our competitors’ products or services.
If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business and prospects will be adversely affected.
The current lack of industry standards may lead to uncertainty, additional competition and further unexpected costs.
Lack of industry standards for EV and PTW station management, coupled with utilities and other large organizations mandating their own adoption of specifications that have not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction.
In addition, automobile manufacturers may use their size and market position to influence the market, which could limit our market and reach to customers, negatively impacting our business.
Further, should regulatory bodies later impose a standard that is not compatible with our infrastructure, we may incur significant costs to adapt our business model to the new regulatory standard, which may require significant time and, as a result, may have a material adverse effect on our revenue or results of operations.

The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV battery swapping stations. The reduction, modification or elimination of such benefits could adversely affect our financial results.
The government provides incentives to end users and purchasers of EVs and EV battery swapping stations in the form of rebates, tax credits, and other financial incentives. The EV market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV battery swapping stations. For example, laws compelling the reduction of greenhouse gas emissions could create opportunity for increased sales of our products and services. Incentives, including tax credits and rebates for purchases of EVs and EV battery swapping stations to reduce greenhouse gas emissions, creates a climate in which our sales may increase. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, be reduced or terminated as a matter of regulatory or legislative policy, or be allocated to alternative industries, such as gas-powered markets. For example, sales decreased in 2020 due to a government changed subsidy program on gas scooters, which led to higher replacement demand on gas scooter products and negatively impacted the sale of PTWs. In addition, new tariffs and policies that could incentivize overbuilding of infrastructure may also have a negative impact on the economics of our stations. Furthermore, new tariffs and policy incentives could be put in place by the government that favor equipment manufactured by or assembled at specific factory locations and geographies, which may put our battery swapping equipment vendors at a competitive disadvantage, including by increasing the cost or delaying the availability of battery swapping equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying Gogoro from the ability to compete for certain battery swapping infrastructure build-out solicitations and programs, including those initiated by government agencies.
Risks Related to our Technology, Intellectual Property and Privacy
Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.
Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on, and plans to continue relying on, a combination of trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and results of operations.
The measures we take to protect our technology intellectual property from unauthorized use by others may not be effective for various reasons, including the following:
▪the patent application we have submitted may not result in the issuance of any patents;
▪the scope of any issued patents that may result from the pending patent application may not be broad enough to protect proprietary rights;
▪the costs associated with enforcing patents, trademarks, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable;
▪current and future competitors may circumvent patents or independently develop similar inventions, trade secrets or works of authorship, such as software;
▪know-how and other proprietary information we purport to hold as a trade secret may not qualify as a trade secret under applicable laws; and
▪proprietary designs and technology embodied in our products may be discoverable by third parties through means that do not constitute violations of applicable laws.
Intellectual property and trade secret laws vary significantly throughout the world. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be costly, difficult or even impossible.
Any issued patent which may result from the pending patent application may come to be considered “standards essential.” If this is the case, we may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of our technology and intellectual property, and those derivative works may become directly competitive with our offerings. Finally, we may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by our vendors in connection with design and manufacture of our products, thereby jeopardizing our ability to obtain a competitive advantage over our competitors.
Our patents may expire and may not be extended, and our currently pending or future patent applications may not be granted.
As of December 31, 2021, we had 147 issued patents and 17 pending patent applications in Taiwan. We cannot assure you that all of our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, we are still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and is developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business.
We face, and will face, various cybersecurity risks to our systems, products, and operations. Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delay in our services and operations and loss, misuse, corruption, unavailability, or theft of data. Our operations, products, and intellectual property also inherently are at risk of loss, inappropriate access or use, or tampering by both insider threats and external bad actors. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and we have been subject to and may experience these types of incidents on our systems in the future. For example, in January 2022, we experienced a ransomware attack that caused limited disruption to our operations. Since the incident, we have enhanced our security posture, including by improving network segmentation and deploying more extensive backup solutions. However, we cannot guarantee that future attacks will not occur or that future attacks will not cause more severe disruption or material costs in the future. In addition, our customers and partners (including our supply chain) face similar threats and growing cybersecurity requirements. There have been and may continue to be significant supply chain cyber attacks generally, and our third-party vendors and service providers may be targeted or impacted by such attacks. We cannot guarantee that we or our third-party vendors and service providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services.
Any security breach or incident, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus, malware, ransomware or similar breach or disruption to our networks and systems, or those of third parties upon which we rely, or the perception or report that any of these have occurred, could result in the loss, corruption, misuse, or unauthorized disclosure of confidential information, damage to our reputation, litigation, regulatory investigations and proceedings, fines, penalties, or other liabilities. No assurance can be made that any limitations of liability provisions in our agreements with our customers with third-party vendors and service providers, or other contracts, would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security breach or other security-related matter.
Further, insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks and other security breaches and incidents. We may incur significant costs in an effort to detect and prevent security breaches and other security-related incidents, and our costs may increase as we make improvements to our systems and processes to prevent future breaches and incidents. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our service providers, vendors, or other third parties. Further, we have previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including security incidents, such as ransomware attacks, infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for our solutions from target customers.
We have processes and procedures in place designed to enable us to quickly recover from a disaster or catastrophe. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, during peak periods, which could cause additional reputational damages, or loss of revenue, any of which could adversely affect our business, financial condition and results of operations.
We may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive. In the event that we fail to successfully defend any such claims, our business may be temporarily suspended or permanently impacted.
From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or other legal demands by competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. If we were required to take one or more such actions, our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.
Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of our subscription services, harm our business and subject us to liability.
We currently serve customers from third-party data center facilities operated by Amazon Web Services. The majority of our services are housed in third-party data centers operated in Tokyo, and we employ geographically distributed redundant, back-up data centers for all of our services. Any outage or failure of such data centers could negatively affect our product connectivity and performance. Our primary environments are operated by our technical engineers, and any interruptions or other disruptions of these primary and backup data centers could negatively affect our product connectivity and performance. Any incident affecting a data center facility’s or cellular and/or virtual private networking services provider’s infrastructure or operations, whether caused by fire, flood, storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, ransomware, malware or other malicious code, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of our services.
Any damage to, or failure of, our systems, or those of our third-party providers, could interrupt or hinder the use or functionality of our services. Impairment of or interruptions in our services may reduce revenue, subject us to claims and litigation, cause customers to terminate their subscriptions, and adversely affect renewal rates and our ability to attract new customers. Our business will also be harmed if customers and potential customers believe our products and services are unreliable.
Risks Related to the Regulatory Environment
We face risks associated with maintaining and expanding our international operations, including unfavorable and uncertain regulatory, political, economic, tax and labor conditions.
We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in numerous jurisdictions, including markets in which we generate significant sales, over which we have little control and which are inherently unpredictable. Our operations in such jurisdictions, particularly as a company based in Taiwan, create risks relating to conforming our products to regulatory and safety requirements and charging and other electric infrastructures; organizing local operating entities; establishing, staffing and managing foreign business locations; attracting local customers; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls; and preferences in foreign nations for domestically manufactured products. Such conditions may increase our costs, impact our ability to sell our products and require significant management attention, and may harm our business if we are unable to manage them effectively.
Any failure by us to comply with laws or regulations relating to privacy, data protection, cybersecurity, and consumer protection of the jurisdictions in which we operate or where our products are sold may harm us.
We are and may become subject to a variety of federal, state, local, and international laws, directives, and regulations, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, and other processing of personal information and other data. The regulatory framework for privacy, data protection, and data security worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Complying with laws, regulations, amendments to or re-interpretations of existing laws and regulations, and contractual or other actual or alleged obligations relating to privacy, data protection, data transfers, data localization, or cybersecurity may require us to make changes to our services, policies and procedures, and to engage in additional contractual negotiations, to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations. Any failure by us or our vendors or other business partners to comply with domestic or international laws or regulations relating to privacy, data protection, or cybersecurity in connection with the processing, collection, use, retention, security and transfer of data relating to individuals, including personally identifiable information, could result in regulatory or litigation-related actions and proceedings by regulators and private parties against us, legal liability, fines, damages, ongoing audit requirements and other significant costs and expenses. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, regulations, and other actual and asserted obligations, and even an unsuccessful challenge by customers or regulatory authorities of our activities could result in adverse publicity and could require a costly response from and defense by us. In addition, certain emerging privacy laws, regulations, and standards, are still subject to a high degree of uncertainty as to their interpretation, application and impact, and may require extensive system and operational changes, be difficult to implement, increase our operating costs, adversely impact the cost or attractiveness of the products or services we offer, or result in adverse publicity and harm our reputation. For example, new privacy and cybersecurity laws are coming into effect in the PRC. Notwithstanding our efforts to protect the security and integrity of our customers’ personal information, we may be required to expend significant resources to comply with legal and regulatory requirements if, for example, third parties improperly obtain and use the personal information of our customers or we otherwise experience a security breach or incident that impacts our operations or leads to any loss of, or unauthorized access to, or use or acquisition of, customers’ personal information. Any of these may result in fines, penalties and damages and harm our brand, prospects and results of operations.

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial condition or results of operation.
We and our operations, as well as those of our contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of hazardous substances and wastes as well as electronic wastes and hardware, whether hazardous or not. These laws may require us or others in our value chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business.
Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.
Although we are not regulated as a utility company, changes in regulations may subject us to regulation as a utility or otherwise require us to comply with utility-style regulations and limitations.
Although we generally are not regulated as a utility, government laws and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances locally or in foreign markets such as the PRC or other rules that apply to customer installations and new technology could make it more costly for our vendors to install and operate our battery swapping stations on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the use of our products. If we become subject to the same regulatory authorities as utilities or if new regulatory bodies are established to oversee our business, the marketability of our products could be impacted and our operating costs could materially increase. In addition, regulatory uncertainty could discourage investment in the industry, which would reduce the capital available to us.
We may be subject to various governmental export control and trade sanctions and regulations that could impair our ability to compete in international markets or subject us to liability if we violates these controls.
In some cases, we may be subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, and our activities may be subject to trade and economic sanctions, including those administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). As such, a license could be required to export or re-export our products to certain countries and end-users and for certain end-uses. For example, following Russia’s invasion of Ukraine, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate. Any exports or sales of our products into Russia and Belarus may be impacted by these restrictions. If we were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export privileges. Obtaining the necessary export license for a particular sale may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. Further, U.S. export control laws and economic sanctions prohibit the export of products to certain U.S. embargoed or sanctioned countries, governments, and persons, as well as for prohibited end-uses. Any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations, and penalties.
In addition, our future results could be adversely affected by changes in interpretations of existing laws and regulations, or changes in laws and regulations, including, among others, changes in accounting standards, taxation requirements, competition laws, trade laws, import and export restrictions, privacy laws and environmental laws domestically and internationally. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. Any unfavorable government policies on international trade, such as export and import controls, capital controls or tariffs, may affect the demand for our products and services, increase the cost of components, delay production, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new export or import controls, tariffs, legislation and/or regulations are implemented or if existing trade agreements are renegotiated such changes could have an adverse effect on our business, financial condition, results of operations. In addition, proceedings to enforce, or the enforcement of, any laws, regulations and policies domestically or internationally, and the resulting response to such actions, may have an adverse effect on our business, financial condition and results of operations.
Although the audit report included in this annual report is prepared by auditors who are currently inspected fully by the PCAOB , there is no guarantee that future audit reports will be prepared by auditors that are completely inspected by the PCAOB.
As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our Taiwan-based auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although we have some operations within mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor is currently inspected fully by the PCAOB.
Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, to the extent that any component of our auditor’s work papers are or become located in mainland China, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular PRC laws, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Global Select Market of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting companies based in mainland China from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in issuers based in mainland China and summarizing enhanced disclosures the SEC recommends issuers based in mainland China make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies Gogoro as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq Global Select Market or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in Gogoro Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction and was approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If we are identified as a Commission-Identified Issuer, there is no assurance that we will be able to take remedial measures in a timely manner. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in such jurisdictions.
Even though our auditor is based in Taiwan and under full inspection of the PCAOB and hence, not subject to the determinations announced by the PCAOB on December 16, 2021, if any PRC law relating to the access of the PCAOB to auditor files were to apply to a company such as us or our auditor, the PCAOB may be unable to fully inspect our auditor in the future, which may result in our securities being delisted or prohibited from being traded “over-the-counter” pursuant to the HFCA Act and materially and adversely affect the value and/or liquidity of your investment.
While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of Gogoro Ordinary Shares would force holders of Gogoro Ordinary Shares to sell their shares. The market price of Gogoro Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with operations in mainland China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Our business activities may be subject to the United States Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anti-corruption laws and anti-money laundering laws, including laws of other countries in which we operate. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if it violates them.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.
We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.
These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.
Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.
We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations or products.
As we grow our manufacturing operations in additional regions, we are or will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in the PRC, India and other locations abroad, including laws relating to the use, handling, storage, recycling, disposal and/or human exposure to hazardous materials, product material inputs and post-consumer products and with respect to constructing, expanding and maintaining our facilities. The costs of compliance, including remediations of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in significant expenses, delays or fines. We are also subject to laws and regulations applicable to the supply, manufacture, import, sale and service of PTWs both domestically and abroad.
Finally, as a manufacturer, installer and service provider with respect to the energy storage systems for the PTWs and the battery swapping stations, and a supplier of electricity generated and stored by certain of the energy storage systems we install for customers, we are impacted by federal, state and local regulations and policies concerning electricity pricing, the interconnection of electricity generation and storage equipment with the electrical grid and the sale of electricity generated by third party-owned systems. If regulations and policies that adversely impact the interconnection or use of our energy storage systems are introduced, they could deter potential customers from purchasing our products, threaten the economics of our existing contracts and cause us to cease PTW sales and the maintenance of battery swapping stations and operations in the relevant jurisdictions, which may harm our business, financial condition and results of operations.
Failure to comply with laws relating to employment could subject us to penalties and other adverse consequences.
We are subject to various employment-related laws in the jurisdictions in which our employees are based. We face risks if we fail to comply with applicable domestic wage laws, or wage laws applicable to our employees internationally. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties which could have a materially adverse effect on our reputation, business, prospects, financial condition and results of operations. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.
Our management has limited experience in operating a public company. We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.
Our management has limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws. The management team’s limited experience in dealing with the increasingly complex laws pertaining to public companies could result in an increasing amount of their time that may be devoted to these activities which could result in less time being devoted to the management of our business. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States.
In connection with the Business Combination, we have become a public company and will incur significant legal, accounting, and other expenses that we did not incur as a private company. Compliance with these requirements has increased legal and financial compliance costs and made some activities more time consuming and costly. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur in the future as a result of being a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. We will continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.
As a result of disclosure of information as a public company, our business and financial condition has become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If the claims are successful, our business, financial condition and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of management and adversely affect our business, financial condition and results of operations. These factors could also make it more difficult for us to attract and retain qualified colleagues, executive officers, and members of our board of directors.
Because we are incorporated under the laws of the Cayman Islands and our executive of offices are located in Taiwan, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.
We are an exempted company incorporated under the laws of the Cayman Islands and our executive offices are located in Taiwan. As a result, it may be difficult for investors to effect service of process within the United States on us, our executive officers and directors, or enforce judgments obtained in the United States courts against us, or our executive officers and directors.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not clearly established as they would be under from statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.
We have been advised by Walkers, our Cayman counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.
We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.
We report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.
Risks Related to Doing Business in Taiwan
Our business may be adversely affected by the changes of governmental policy and subsidy program in Taiwan electric scooters market.
Since 2009, Taiwan government has employed a range of different policy instruments to stimulate the development of green transportation, in particular the electric scooters industry, aiming the goal of banning fuel vehicles by stages in the future. A variety of subsidy programs have been implemented, including, without limitation, the Subsidy Program for Development of Electric Scooter promulgated by the Ministry of Economic Affairs, the Subsidy Program for the Elimination of Two-Cycle Engine Scooter and New Purchase of Electric Scooter by the Environmental Protection Administration, and other similar subsidy programs by the local authorities.
For example, under the Subsidy Program for Development of Electric Scooter promulgated by the Ministry of Economic Affairs, in 2020, the government provided a purchase subsidy in amount of up to NTD 7,000 for heavy and light electric scooters, up to NTD 5,100 for extra-light electric scooters, subject to adjustment from time to time. Some of our customers have chosen to purchase electric scooter rather than fuel scooter due to the purchase subsidy. With respect to the vendors in this industry, in 2012 and 2013, Taiwan government had provided incentives ranging from NTD 5 to 20 million to the defined manufacturer of electric scooters based on its sales quantity (noting that such incentives had been canceled thereafter). In addition, to encourage the expansion of electricity facility, a subsidy up to NTD 300,000 would be granted for a new installment of electricity facility.
We have benefited from the above governmental policy and subsidy programs, which is changing. With the growth of the electric scooters industry, subsidy programs have gradually reduced their subsidy amount, while some programs have been stepping down, like the Environmental Protection Administration canceled the purchase subsidy since 2020. Furthermore, under the 2017 Action Plan Air Pollution Prevention and Control by the Taiwan government, it was planned to ban the sale of fuel scooters in 2035. However, such policy has been suspended in 2019 and replaced by a balanced policy between electric and fuel scooter industry.
As our major sales and revenue are currently generated from the Taiwan market, the above changes of governmental policy and subsidy programs may significant and adversely affect our business and results of operations. For a specific example, the reduction of purchase subsidy on electric scooters would lead to the higher purchase price (compared with the same selling price with original subsidy) and therefore may adversely affect the purchase intention of our customers and the sales of our products.
Our Taiwan subsidiaries bear product liabilities for damages caused by our products under Taiwan regulations on consumer protection.
Currently, most of our products are manufactured and sold in Taiwan. Pursuant to the Taiwan Consumer Protection Act, enterprises engaging in the design, manufacture of goods or provision of services shall ensure such goods or services, when entering into the market, comply with the contemporary technological or professional standards with reasonably expected safety requirements. In the event of any violation of the aforesaid regulation, the enterprises shall be liable for the damage caused to the consumers or third parties. Customer claims in connection with damage or injury sustained from accidents involving our products have been reported to our Taiwan subsidiaries from time to time. If our products fail to comply with the contemporary technological or professional standards with reasonably expected safety requirements applicable in Taiwan, our Taiwan subsidiaries will be liable for the damages caused by our products. If our Taiwan subsidiaries incur significant liabilities in connection with product liabilities, our business and results of operations may be adversely affected.
Our business involves the personal data of our customers, and is subject to the restrictions and requirements under Taiwan regulations on the personal data protection.
Our battery swap system is part of our business model, and involves collecting and processing the personal data of our customers using the battery swap system, including their riding information and usage habit. According to Taiwan Personal Data Protection Act, our Taiwan subsidiaries are required to conduct due notification procedures and obtain the customer’s consent to collect his/her personal data, and shall not use such personal data beyond the scope authorized by the customer or disclose it to third parties. In addition, the customer, as the data subject, is entitled to request our Taiwan subsidiaries, as the holders of personal data, to delete or provide a copy of his/her personal data. In the event of violation of restrictions or requirements under Taiwan Personal Data Protection Act, our Taiwan subsidiaries may be subject to a fine ranging from NTD 20,000 to 500,000 depending on the violating scenario and be liable for the damages caused to our customers.
Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect our daily operations.
In accordance with the relevant Taiwan laws and regulations, our Taiwan subsidiaries are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business registration, factory registration, tax registration and those with respect to environment protection and fire safety inspection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations. If our Taiwan subsidiaries are unable to obtain any of such licenses and permits or extend or renew any of our Taiwan subsidiaries’ current licenses or permits upon their expirations, or if our Taiwan subsidiaries are required to incur significant additional costs to obtain or renew these licenses, permits and approvals, our daily operations could be materially and adversely affected.
We face economic and political risks associated with doing business in Taiwan, particularly due to the geopolitical tension between Taiwan and mainland China that could negatively affect our business and hence the value of your investment.
Currently, our major operation and market are located in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan. In particular, the unique political status of Taiwan and its internal political movement cause sustained tension between mainland China and Taiwan. Past developments related to the interactions between mainland China and Taiwan, especially in relation to trade activities such as bans on exports of goods from time to time, have on occasions depressed the transactions and business operations of certain Taiwanese companies and overall economic environment. We cannot predict whether there will be escalation of the tensions between mainland China and Taiwan which would lead to new bans or tariffs on exports or even conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial conditions and results of operations.
Our Taiwan subsidiaries are subject to restrictions on paying dividend or making other payments to us, which may restrict our ability to satisfy its liquidity requirements.
As an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, we may need dividends and other distributions on equity from our Taiwan subsidiaries to satisfy our liquidity requirements. Current Taiwan regulations permit our Taiwan subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, which shall first make up previous losses and set aside at least 10% of its accumulated profits each year. These reserves are not distributable as cash dividends. Furthermore, if our Taiwan subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Taiwan subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements. In addition, the dividend payments by our Taiwan subsidiaries to us shall be subject to the withholding tax of 21% since January 1, 2018.
Our Taiwan subsidiaries are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.
Currently Taiwan regulates only those foreign exchange transactions that involve the conversion of the New Taiwan Dollar into foreign currencies. Pursuant to the relevant provisions of Taiwan Foreign Exchange Control Act, foreign exchange transactions of a value of NTD 500,000 or more shall be declared to the Central Bank of Taiwan. Further, for a remittance by a company as follows, relevant testimonials shall be submitted and such remittance shall be subject to the approval of the Central Bank of Taiwan: (i) a single remittance of an amount over USD 1 million; or (ii) annual accumulated settlement amount of foreign exchange purchased or sold has exceeded USD 50 million. Nevertheless, Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If the dividend payments or other payments by our Taiwan subsidiaries and branches to us involves the currency conversion from New Taiwan Dollar to US Dollar, such conversion would be subject to the foregoing foreign exchange control imposed by Taiwan authority.
Our Taiwan subsidiaries are subject to Taiwan regulations on investment or technical cooperation in the mainland China, which may affect their expansion to the mainland China market.
Our Taiwan subsidiaries currently focus on the Taiwan market and may consider expanding their businesses to the mainland Chinese market in the near future. Pursuant to the Taiwan Permission Regulations for Investment or Technical Cooperation in the PRC and the Review Principles for Investments or Technical Cooperation in mainland China (“Permission Regulations”), an investment or technical cooperation made by a Taiwanese investor in mainland China is subject to the restrictions thereunder and requires the approval by the competent Taiwan authority, the Investment Commission, the Ministry of the Economic Affairs (“Taiwan Investment Commission”). The restrictions under the Permission Regulations include a negative list in which investment or technical cooperation is prohibited as well as the maximum investment amount. Currently, electric scooter or battery swap service is not on such negative list. However, we cannot preclude the possibility that the negative list will be amended to restrict Taiwanese investor’s engagement of electric scooter or battery swap service in mainland China. As to the maximum investment amount, the aggregate investment amount in mainland China by any of our Taiwan subsidiaries shall not exceed NTD 80 million or 60% of the higher of such subsidiary’s stand-along net worth or consolidated net worth, whichever is higher; provided, however, that if we are qualified as a multi-national company defined by the Taiwan Investment Commission, which requires a global revenue of USD 100 million in the year preceding the application with the Taiwan Investment Commission, having subsidiaries or branches in at least two countries which are controlled and managed by the parent company and engaging in cross-border operations, then there is no restriction on the amount of investment. As a result, we need to obtain approval from Taiwan Investment Commission to make investments in mainland China or to grant licenses to mainland Chinese entities. The Taiwan Investment Commission may at its discretion reject our application. If the Taiwan Investment

Commission prevents our Taiwan subsidiaries from making investment in mainland China or granting licenses to mainland Chinese entities, we may not be able to expand our business in the PRC.
Taiwanese investors holding more than 10% of Gogoro Ordinary Shares will be subject to Taiwan regulations on investment or technical cooperation in mainland China for its investment or technical cooperation in mainland China.
Under the Permission Regulations, for an investment made by a Taiwanese individual or entity (“Taiwanese Investor”) in a “third region” company which conducts the investments or technical cooperation in mainland China defined therein and such Taiwanese Investor (i) acts as director, supervisor, manager or equivalent position or (ii) has a shareholding or capital contribution of 10% or more in such third region company, the investment in such a third region company would also be deemed a defined investment in mainland China and therefore be subject to the Permission Regulations.
Therefore, for our future investment or technical cooperation in mainland China, our Taiwanese shareholders holding 10% or more of Gogoro Ordinary Shares will need to apply for the foreign investment approval with the competent Taiwan authority, the Taiwan Investment Commission in accordance with the Permission Regulations. There are restrictions on the investment or technical cooperation with mainland China, including, without limitation, the annual investment amount in mainland China shall be capped at USD 5 million per year for Taiwan individuals or NTD 80 million or 60% of the higher of its stand-along net worth or consolidated net worth for a Taiwan small-medium enterprise. Your indirect investment in the PRC via the Company under the Permission Regulations will be calculated on the portion of your shareholdings in the Company. If your aggregate investments in the PRC exceed the annual ceiling amount, the Taiwan Investment Commission will reject your application for the exceeding investment in the PRC. If the Taiwanese Investor fails to obtain applicable approvals from the Taiwan Investment Commission in respect of its investment in mainland China, an administrative fine ranging NTD 50 thousand to 25 million or imprisonment may be imposed.
Risks Related to Conducting Operations in the PRC
A downturn in mainland China or global economy, and economic and political policies of the PRC could materially and adversely affect our sales in mainland China.
We currently sell our products in the PRC and we could in the future conduct operations through our subsidiaries in the PRC. Accordingly, our business, prospects, financial condition and results of operations may be influenced by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.
Economic conditions in mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.
Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be quick with little advance notice and could have a significant impact upon our ability to operate profitably in the PRC.
Our operations in mainland China are limited to the following:
(i)we have a Taiwanese subsidiary which sells products in mainland China;
(ii)in November 2020, Gogoro Network Pte. Ltd., which is incorporated in Singapore, entered into the Capital Increase Agreement with Yadea and DCJ, which is governed by PRC law. Among other things, the Capital Increase Agreement provides that we will sell battery packs and battery swapping stations to a joint venture (which we have not invested any funds in) and we will receive a licensing fee for use of our SaaS platform;
(iii)our Taiwan subsidiaries have entered into a service agreement with the joint venture mentioned in (ii) above under which our Taiwan subsidiaries provide consulting services to the joint venture in exchange for a consulting fee; and
(iv)Gogoro Network Pte. Ltd. receives a licensing fee associated with its SAAS platform from the joint venture mentioned in (ii) above.
In addition, we currently have two subsidiaries in the PRC that are inactive. We could in the future conduct operations through our PRC subsidiaries. Accordingly, economic, political and legal developments in the PRC will affect our business, financial condition, results of operations and prospects. Policies, regulations, rules, and the enforcement of laws of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the

Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate business in mainland China.
The Chinese government may intervene in or influence our operations in the PRC at any time, which could result in a material change in our PRC operations and adversely impact the value of our ordinary shares.
The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations in the PRC as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to commence to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in mainland China that are to be conducted in foreign markets, as well as foreign investment in PRC-based issuers. There is no guarantee that we will not be subject to such direct influence or intervention in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the Chinese government may, in the future, seek to affect operations of any company with any level of operations in mainland China. Any such action, once taken by the Chinese government, could cause the value of our ordinary shares to significantly decline or become worthless. In addition, if we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.
Compliance with the PRC’s new Data Security Law, Measures, Draft Regulations on Network Data Security (draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business in the PRC.
The PRC has implemented or will implement rules and is considering a number of additional proposals relating to data protection. The PRC’s new Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in mainland China from transferring data stored in mainland China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government.
Additionally, the PRC’s Cyber Security Law requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that the PRC adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to a series of national standards on the grading and implementation of the classified protection of cyber security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.
Recently, the CAC has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Cybersecurity Review Measures, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On November 14, 2021, the CAC released the Draft Regulations for public consultation, pursuant to which, any listing to be done on a security exchange in a foreign country involving a “data processing operator” with personal information of more than one million users, such “data processing operator” shall report to the CAC for a cybersecurity review. On December 28, 2021, the CAC published the Measures, expanding the cybersecurity review to network platform operators in possession of personal information of over one million users if the operators intend to list their securities in a foreign country.
It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the ePTW industry generally and the Company in particular. The PRC’s regulators may impose penalties for non-compliance ranging from fines or suspension of operations.
The National People’s Congress released the Personal Information Protection Law, which has become effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in mainland China, and the processing of personal information of persons in mainland China outside of mainland China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in mainland China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in mainland China personal information generated or collected in mainland China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity by competent authorities.
Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Further, if, for example, the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by us, we may face uncertainties as to whether such clearance can be timely obtained, or at all, and incur additional time delays to complete any such acquisition. Cybersecurity review could also result in diversion of our managerial and financial resources. We may also be prevented from pursuing certain investment opportunities if the PRC government considers that the potential investments will result in a significant national security issue.
Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and the Company.
Our operations are subject to various PRC laws and regulations generally applicable to companies in the PRC. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC.
Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, the PRC has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention.
As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. For example, although we will not be required to obtain from Chinese authorities any permissions to operate (other than a business license required by SAMR, which has been obtained by each of our PRC subsidiaries) and issue our securities to foreign investors and we have not been informed by the CSRC, the CAC or any other entities that we are required to approve our operations, there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies and how those laws and regulations will be interpreted or implemented, there can be no assurance that we will not be subject to such requirements, approvals or permissions in the future.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection afforded to us than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware if we violate these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in the PRC could materially and adversely affect our business and impede our ability to continue our operation in the PRC.
In addition, if certain PRC laws and regulations were to become applicable to us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations, any of which may cause the value of our securities to significantly decline or become worthless. In addition, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our business, it may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.
The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may constitute criminal offenses.
The PRC Labor Contract Law became effective on January 1, 2008 and was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to enter into written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018, and the Administrative Regulations on the Housing Provident Funds, companies operating in the PRC are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing provident fund plans, and the employers must pay all or a portion of the social insurance premiums and housing provident funds for their employees.
As the interpretation and implementation of these laws and regulations are still evolving, our employment practices may not at all times be deemed in compliance with the new laws and regulations. If we incur significant liabilities in connection with labor disputes or investigations, our businesses and results of operations may be adversely affected.
Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our PRC businesses and operations.
The PRC’s economy differs from the economies of the PRC’s counterpart countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, which are generally viewed as a positive development for foreign business investment, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payments of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.
While the PRC’s economy has experienced significant growth over the past decades, such growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down. In addition, in the past, the PRC government has implemented certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a low demand for our products and services.
Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements in the future.
Although currently our PRC subsidiaries are inactive, in the future, we may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our foreign invested companies to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, such companies are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Each of our PRC subsidiaries may also, at the respective subsidiary’s discretion, allocate a portion of its after-tax profits based on its articles of association and PRC accounting standards to certain reserve funds. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our future liquidity requirements.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to or making additional capital contributions to our PRC subsidiaries.
We are an exempted company incorporated in the Cayman Islands structured as a holding company, planning to conduct our partial operations in the PRC in collaboration with local OEM partners. As permitted under PRC laws and regulations, in utilizing the proceeds of the PIPE Investment, we may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries or equity investments. Furthermore, loans by us to our PRC subsidiaries or our equity investments to finance our activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth and capital contributions to our PRC subsidiaries or our equity investments are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in the PRC.
The State Administration of Foreign Exchange (“SAFE”) promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency it holds, including the net proceeds from our PIPE Investment, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the PRC, or the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Anti-Monopoly Bureau of State Administration for Market Regulation, or the AntiMonopoly Bureau, before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM or the Anti-Monopoly Bureau or its local counterparts, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.
Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the PRC’s State Administration of Taxation (“SAT”) on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent PRC tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, to supersede existing provisions in relation to the “indirect transfer” as set forth in SAT Circular 698, while the other provisions of SAT Circular 698 remain in force. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.
On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises as Source, or SAT Bulletin 37, which repealed the entire SAT Circular 698 and the provision in relation to the time limit for the withholding agent to declare to the competent tax authority for payment of such tax of SAT Bulletin 7. Pursuant to SAT Bulletin 37, the income from a property transfer, as stipulated in the second item under Article 19 of the Enterprise Income Tax Law, shall include the income derived from transferring such equity investment assets as stock equity. The balance of deducting the equity’s net value from the total income from equity transfer shall be taxable income from equity transfer. Where a withholding agent enters into a business contract, involving the income specified in the third paragraph of Article 3 in the Enterprise Income Tax Law, with a non-resident enterprise, the tax-excluding income of the non-resident enterprise will be treated as the tax-including income, based on which the tax payment will be calculated and remitted, if it is agreed in the contract that the withholding agent shall assume the tax payable.
During the effective period of SAT Circular 698 and by the application of SAT Bulletin 7 and SAT Bulletin 37, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiary and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may at some point be at risk of being taxed under SAT Bulletin 7 and SAT Bulletin 37 and may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and SAT Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in the Company.
It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within the PRC.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in the PRC. For example, in the PRC, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside the PRC or otherwise with respect to foreign entities. Although the authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, or Article 177, the securities regulatory authority of the State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and that PRC entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within the PRC may further increase difficulties faced by you in protecting your interests.
Regulation and censorship of information disseminated over the Internet in the PRC may adversely affect our business, and we may be liable for content that is displayed on our website.
The PRC has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the Internet. In the past, the PRC government has prohibited the distribution of information through the Internet that it deems to be in violation of PRC laws and regulations. If any of our Internet information is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our PRC businesses, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in the PRC.
Additional factors outside of our control related to doing business in the PRC could negatively affect our business.
Additional factors that could negatively affect our business include a potential significant revaluation of the RMB, which may result in an increase in the cost of operating in the PRC. Natural disasters or health pandemics impacting the PRC can also have a significant negative impact on our PRC businesses. Further, the imposition of trade sanctions or other regulations against products imported by us from, exported by us into, or the loss of “normal trade relations” status with the PRC could significantly increase our cost of products exported outside of or imported into the PRC and harm our business.
Risks Related to Ownership of the Gogoro Ordinary Shares
The price of the Gogoro Ordinary Shares may be volatile, and the value of the Gogoro Ordinary Shares may decline.
We cannot predict the prices at which the Gogoro Ordinary Shares will trade. The trading price of the Gogoro Ordinary Shares has been and may continue to be volatile and subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in the Gogoro Ordinary Shares as you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of the Gogoro Ordinary Shares include the following:
▪actual or anticipated fluctuations in our financial condition or results of operations;
▪variance in our financial performance from expectations of securities analysts;
▪changes in the pricing of our solutions;
▪changes in our projected operating and financial results;
▪changes in laws or regulations applicable to our platform;
▪announcements by us or our competitors of significant business developments, acquisitions, strategic partnerships or new offerings;
▪sales of the Gogoro Ordinary Shares by us or our shareholders;
▪significant data breaches, disruptions to or other incidents involving our platform;
▪our involvement in litigation;
▪conditions or developments affecting the EV and ePTWs industries;
▪future sales of the Gogoro Ordinary Shares by us or our shareholders, as well as the anticipation of lock-up releases;
▪changes in senior management or key personnel;
▪the trading volume of the Gogoro Ordinary Shares;
▪changes in the anticipated future size and growth rate of our markets;
▪publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
▪general economic and market conditions; and
▪other events or factors, including those resulting from war including the conflict between Russia and Ukraine, incidents of terrorism, global pandemics or responses to these events.
Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of the Gogoro Ordinary Shares. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. we may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.
Sales of a substantial number of Gogoro Ordinary Shares and Public Warrants in the public market could cause the market price of Gogoro Ordinary Shares and Public Warrants to fall.
Sales of a substantial number of Gogoro Ordinary Shares or Public Warrants in the public market could occur at any time. If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amount of Gogoro Ordinary Shares or Public Warrants in the public market, the market price of Gogoro Ordinary Shares and Public Warrants could decline significantly. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We believe that the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of the Gogoro Ordinary Shares. If the market price for Gogoro Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe Warrant holders will be unlikely to exercise the Warrants.
Subject to certain exceptions, the Sponsor and its affiliates and permitted transferees, and our directors, officers and certain shareholders are restricted from selling or transferring any of their respective Gogoro Ordinary Shares (not including the PIPE Shares). In the case of our directors, officers and certain shareholders who signed a lockup agreement, subject to certain exceptions, (a) for each shareholder who is not a member of management (as defined therein), such restrictions end (i) with respect to 50% of such shares, six months after the closing of the Business Combination and (ii) with respect to 50% of such shares, 12 months after the closing of the Business Combination, and (b) for each shareholder that is a member of management (as defined therein), such restrictions end 12 months after the closing of the Business Combination. In the case of the Sponsor and its affiliates and permitted transferees, (I) 6,393,750 Gogoro Ordinary Shares became unvested upon the closing of the Business Combination, subject to vesting conditions based on share price performance, and (II) 2,231,250 Gogoro Ordinary Shares are subject to a lockup period of six months after the closing of the Business Combination.
However, following the expiration of the applicable lock-up periods, such equity holders will not be restricted from selling Gogoro Ordinary Shares held by them, other than by applicable securities laws. Additionally, the purchasers of the PIPE Shares will not be restricted from selling any of their Gogoro Ordinary Shares, other than by applicable securities laws. As such, sales of a substantial number of Gogoro Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Gogoro Ordinary Shares. As restrictions on resale end and registration statements (to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the market price of Gogoro Ordinary Shares, and the market price of Gogoro Ordinary Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
We intend to file a registration statement on Form S-8 to register Gogoro Ordinary Shares reserved for future issuance under our 2022 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. As a result, shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to the satisfaction of applicable vesting arrangements and the exercise of such options and, in the case of our affiliates, the restrictions of Rule 144.
Moreover, the PIPE Investors holding an aggregate of 29,482,000 Gogoro Ordinary Shares and certain holders of an aggregate of up to 125,478,944 Gogoro Ordinary Shares (exclusive of any potential Earnout Shares issuable pursuant to the Merger Agreement) have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradeable in the public market, subject to the restrictions of Rule 144 in the case of our affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of Gogoro Ordinary Shares could decline.
An active trading market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.
An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts. Additionally, if our securities become delisted from the Nasdaq Global Select Market and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq, NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.
Provisions in our amended and restated memorandum and articles of association could discourage, delay or prevent a change of control of the Company and may affect the trading price of the Gogoro Ordinary Shares.
Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of the Company or management that shareholders may consider favorable. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Gogoro Ordinary Shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
▪Our amended and restated memorandum and articles of association only permit our shareholders together holding at least 25% of our paid-up voting share capital to requisition a general meeting.
▪Our amended and restated memorandum and articles of association require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding ordinary shares as being entitled to do so to pass any special resolution, which special resolution is required to, among others, amend the memorandum and articles of association or approve a merger.
▪Under our amended and restated memorandum and articles of association, our board of directors may comprise up to seven directors (or such greater number as may be approved by special resolution upon an amendment and/or restatement of our amended and restated memorandum and articles of association). The directors shall be appointed and removed by special resolution of the shareholders.
In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our board of directors. Shareholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to shareholders. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control or change our management and our board of directors and, as a result, may adversely affect the market price of the Gogoro Ordinary Shares and your ability to realize any potential change of control premium. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

The amended and restated memorandum and articles of association provide that the courts of the Cayman Islands are the exclusive forums for certain disputes between the Company and its shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against the Company or its directors, officers or employees.
Our amended and restated memorandum and articles of association provide that unless we consent in writing to the selection of an alternative forum: (i) to the fullest extent permitted by relevant law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, regardless of whether such legal suit, action, or proceeding also involves parties other than us; and (ii) the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) whether arising out of or in connection with our amended and restated memorandum and articles of association or otherwise, including any questions regarding their existence, validity, formation or termination. For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to us, the courts of the Cayman Islands shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our shareholders, (iii) any action or petition asserting a claim arising pursuant to any provision of the Companies Act (as amended) of the Cayman Island or our amended and restated memorandum and articles of association including but not limited to any purchase or acquisition of our shares, securities or guarantee provided in consideration thereof, or (iv) any action asserting a claim against us concerning our internal affairs. The foregoing provisions of sub-paragraph (ii) above shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any other claim based on securities laws for which claim the federal district courts of the United States have exclusive jurisdiction.
This choice-of-forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.
The warrant agreement relating to our warrants provides that any action, proceeding or claim against the Company arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the Company irrevocably submits to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit the ability of holders of our warrants to obtain what they believe to be a favorable judicial forum for disputes related to such agreement.
The Warrant Agreement, dated January 5, 2021, as amended by the Assignment and Assumption Agreement dated April 4, 2022 (together, the “Warrant Agreement”), provides that any action, proceeding or claim against the Company arising out of or relating in any way to such agreement, except for claims for which the federal courts have exclusive jurisdiction, such as suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim.
The exclusive forum provision in the Warrant Agreement may limit the ability of holders of our warrants to bring a claim in a judicial forum that it finds favorable for disputes related to the Warrant Agreement, which may discourage such lawsuits against Gogoro and our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade the Gogoro Ordinary Shares, the price of the Gogoro Ordinary Shares could decline.
The trading market for the Gogoro Ordinary Shares will rely in part on the research and reports that equity research analysts publish about the Company and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of the Gogoro Ordinary Shares could decline. Moreover, the price of the Gogoro Ordinary Shares could decline if one or more securities analysts downgrade the Gogoro Ordinary Shares or if those analysts issue other unfavorable commentary or cease publishing reports about the Company or our business.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.
We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire, make investments in or engage in strategic partnerships with companies, solutions or technologies and issue equity securities to pay for any such acquisition, investment or partnership. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Gogoro Ordinary Shares to decline.
We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of the Gogoro Ordinary Shares.
We do not intend to pay any cash dividends in the foreseeable future, and any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of the Gogoro Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.
We are an emerging growth company and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. However, the extended transition period under the JOBS Act for complying with new or revised accounting standards is not applicable to the Company since it reports under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
▪the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
▪the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
▪the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
▪the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we will be required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Gogoro on June 30, 2022. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares. As a Cayman Islands exempted company that will be listed on the Nasdaq Global Select Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules require listed companies to have, among other things, a majority of our board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq rules permit a foreign private issuer like Gogoro to follow the corporate governance practices of its home country. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board of directors to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on our management might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. While we have not followed home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution.
We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of the Gogoro Ordinary Shares.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report on Form 20-F. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”

Our current controls and any new controls that it develops may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post- implementation issues that may arise.

In connection with the audit of our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 in accordance with the standards established by PCAOB, we have identified material weaknesses in our internal control over financial reporting which related to the lack of sufficient financial reporting personnel with appropriate knowledge of SEC reporting requirements to the consolidated financial statements and related disclosures.
We are committed to remediating our material weaknesses as promptly as possible. However, there can be no assurance as to when these material weaknesses will be remediated or that additional material weaknesses will not arise in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the Gogoro Ordinary Shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our platform, solutions and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change. The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.
As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our tax rate may fluctuate, our tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax law, the impacts of which could adversely affect our after-tax profitability and financial results.
Because we do not have a long history of operating at our present scale and have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by our operating results before taxes, changes in the composition of operating income and earnings in countries or jurisdictions with differing tax rates, including as we expand into additional jurisdictions, changes in deferred tax assets and liabilities, changes in accounting and tax standards or practices, changes in tax laws, changes in the tax treatment of share-based compensation, and our ability to structure our operations in an efficient and competitive manner.

Due to the complexity of multinational tax obligations and filings, we may have a heightened risk related to audits, examinations or administrative appeals by taxing authorities. Outcomes from current and future tax audits, examinations or administrative appeals could have an adverse effect on our after-tax profitability and financial condition. Additionally, several tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it. Additionally, many countries and organizations, such as the Organization for Economic Cooperation and Development, are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. These recent changes and proposals could negatively impact our taxation, especially as we expand our relationships and operations internationally.
If a U.S. Holder is treated as owning at least 10% by vote or value of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person (as defined in Section 7701(a)(30) of the Code) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of all classes of our shares entitled to vote or at least 10% of the total value of shares of all classes of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFCs”) in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not Gogoro makes any distributions of profits or income of such CFC to such United States shareholder. If a U.S. Holder is treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject such holder to significant monetary penalties and may extend the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. Additionally a United States shareholder of a CFC that is an individual would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation.

We cannot provide any assurances that we will assist holders of our shares in determining whether Gogoro or any of our non-U.S. subsidiaries are treated as CFCs or whether any holder of the Gogoro Ordinary Shares is treated as a United States shareholder with respect to any such CFC, nor do we expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The U.S. Internal Revenue Service has provided limited guidance regarding the circumstances in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to CFCs. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in the Gogoro Ordinary Shares.
We may become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Gogoro Ordinary Shares.
Based on the fiscal year 2021 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2022 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of Gogoro Ordinary Shares, which is subject to change.

The determination of whether we or our subsidiaries will be or become a PFIC may also depend, in part, on how, and how quickly, we use liquid assets and the cash acquired from the Business Combination and the PIPE Investment or otherwise. If we were to retain significant amounts of liquid assets, including cash, the risk of us being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2022 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Gogoro Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Gogoro Ordinary Shares.

If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of Gogoro Ordinary Shares. For example, if we are a PFIC, U.S. Holders of Gogoro Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2022 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.
General Risk Factors
Our operations could be adversely affected by events outside of our control, such as natural disasters, including floods, earthquakes or hurricanes, wars, health epidemics or incidents such as loss of power supply.
The occurrence of a natural disaster such as an earthquake, hurricane, drought, flood, fire, localized extended outages of critical utilities or transportation systems, or any critical resource shortages could cause a significant interruption in our business, damage or destroy our facilities or inventory, and cause us to incur significant costs, any of which could harm our business, financial condition, and results of operations. The insurance we maintain against fires, earthquakes, hurricanes and other disasters and damage may not be adequate to cover losses in any particular case.
In addition, loss of power supply can affect throughput and/or user acceptance of EVs and PTWs, as charged batteries at the swapping stations may be unavailable at the desired times, or at all during these events. If these events persist, the demand for EVs and PTWs could decline.
Further, severe natural disasters could affect our data centers in a temporal or longer-term fashion which would adversely affect our ability to operate our network.
ITEM 4.    INFORMATION ON THE COMPANY
A. History and Development of the Company
Gogoro is an innovation company with a mission to accelerate the shift to sustainable urban life by eliminating the barriers to electric fuel adoption to bring smart and swappable electric power within reach of every urban rider in the world. “Gogoro Inc.” was incorporated as a Cayman Islands exempted company on April 27, 2011.
Our principal place of business is located at 11F, Building C, No.225, Sec. 2, Chang'an E. Rd., Songshan Dist., Taipei City, Taiwan 105. Our telephone number at this address is +886 3 273 0900. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain our website at http://www.gogoro.com. The information contained on, or linked from, our website is not a part of this annual report.
The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.
Recent Development
On April 4, 2022 (the “Closing Date”), we consummated the Business Combination with Poema Global pursuant to the Merger Agreement. Gogoro Ordinary Shares and Public Warrants were admitted to trading and listed on the Nasdaq on April 5, 2022. See “—B. Business Overview—Business Combination and Public Company Costs” and Note 31 to the consolidated financial statements included elsewhere in this annual report for additional details.
B. Business Overview
We are an innovation company with a mission to accelerate the shift to sustainable urban life by eliminating the barriers to electric fuel adoption to bring smart and swappable electric power within reach of every urban rider in the world. Nowadays, we are enabling end customers on our network to refuel their ePTWs in seconds at our over 2,200 battery swapping locations in Taiwan. Our network has delivered over 248 million battery swaps as of December 31, 2021 and manages over 330,000 swaps a day as of December 31, 2021. Our systems have been refined and proven with over 4.5 billion kilometers ridden by over 450,000 subscribers as of December 31, 2021.
Our battery swapping technology compromises an interoperable platform that seamlessly integrates a comprehensive ecosystem of hardware, software, and services, which consists of Gogoro Smart Batteries, GoStations, Gogoro Network Software & Battery Management Systems, Smartscooter and related components and kits.
When we began the development of our first-of-their-kind Smart Batteries and Smartscooters in Taiwan, there were no suitable manufacturing technologies or supplier solutions available. So we built our first Smart Factory, invented our own vertically integrated systems, and helped accelerate the technology shift within our supply chain. We have invested in our proprietary production methods and developed best practices combining advancements from premium automotive, consumer electronics, material science, and software. The innovation we have developed in the process has provided us a strong competitive advantage by allowing us to deliver technically advanced ePTWs while keeping our costs low.
Gogoro Network battery swapping service for ongoing access to battery swapping at a set monthly or per-swap fee based on the energy consumed. Our business model has demonstrated ~100% attach rates for Gogoro Network subscription revenue for every annual cohort of ePTWs sold since inception in our home market of Taiwan. We believe the stickiness of Swap & Go subscription revenue accumulated over the life of every battery in the system represents compelling differentiation of our business model.
During the past decade in Taiwan, we have built our owned battery swapping network to establish the Gogoro battery swapping ecosystem and catalyze the marketplace. In just over six years, the ePTWs have grown to 10% of all PTWs since we launched our first ePTW in 2015, where virtually 100% of all PTWs in Taiwan were ICE PTWs at that time. As of December 31, 2021, approximately 97% of electric two-wheeler sales have been delivered from Gogoro and our PBGN OEM partners. As we continue to expand and add additional OEM partners beyond Taiwan, we’ll rely significantly on our strong and strategic OEM partnership with their global footprint, manufacturing agility, supply chain, and logistics capabilities, which will allow us to support our regional partners with greater speed and cost efficiency while further extending our brand’s reach. We believe that our proven battery swapping platform, enabling technologies and strong OEM partnerships will drive rapid and sustained growth opportunities into global markets in the future.
Since Gogoro’s inception in 2011, we have been engaged in developing and marketing our ePTW, battery swapping network, subscriptions, and other offerings, raising capital, and recruiting personnel. We have incurred net operating losses and net cash outflows from operations in every year since our inception. As of December 31, 2021, we had an accumulated deficit of $116.6 million. We have funded our operations primarily with proceeds from revenues generated from the sales of electric scooters and battery-swapping services, borrowings under our loan facilities, and private placements of our preferred and ordinary shares.
We are a Cayman Islands exempted holding company with operations conducted through subsidiaries. Our operations in mainland China are limited to the following:
(i) Our Taiwanese subsidiary sells products in mainland China;
(ii) In November 2020, Gogoro Network Pte. Ltd. which is incorporated in Singapore, entered into a Capital Increase Agreement with Yadea and DCJ, which is governed by PRC law. Among other things, the Capital Increase Agreement provides that Gogoro will sell battery packs and battery swapping stations to a joint venture (which Gogoro has not invested any funds in) and we will receive a licensing fee for use of our SaaS platform. We do not hold any equity interest in Yadea or DCJ or any other entity incorporated in the PRC;
(iii) Our Taiwan subsidiaries have entered into a service agreement with the joint venture mentioned in (ii) above under which our Taiwan subsidiaries provide consulting services to the joint venture in exchange for a consulting fee; and
(iv) Gogoro Network Pte. Ltd. receives a licensing fee associated with its SAAS platform from the joint venture mentioned in (ii) above.
In addition, we currently have two subsidiaries in the PRC that are inactive. Although we sell its products in mainland China, we believe that it is currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), the Cyberspace Administration of China (“CAC”) or any other PRC governmental authority to operate its business or to list its securities on a U.S. securities exchange or issue securities to foreign investors other than standard company registration with the competent State Administration for Market Regulation and other business items that require governmental approval, such as construction permit and Internet Content Provider (“ICP”) approval and Gogoro has not been denied approval for any of its subsidiaries operations from any government entities.
Additionally, we are not currently aware of any requirement to obtain approvals to offer securities to foreign investors by authorities of other countries. However, there is no guarantee that this will continue to be the case in the future in relation to the listing or continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded.
We are leading a better way forward to cleaner, smarter cities by transforming the way we use and distribute energy.
Mission
Our mission is to accelerate the shift to sustainable urban life by eliminating the barriers to electric vehicle adoption to bring smart, swappable electric power within reach of every urban rider in the world.
About Gogoro
We are an innovation-driven company, delivering mass-market access to smart, swappable electric fuel and intelligent light urban vehicles that address the needs of many of the over half a billion two-wheel riders in our target markets. We offer a best-in-class technology platform for battery swapping networks and a comprehensive ecosystem of enabling technologies for the vehicles that operate on them. Founded in 2011, we developed a smart Swap & Go battery system that delivers full power to electric-powered two-

wheelers (“ePTWs”) in seconds. Over the past six years, we have utilized this system to build a larger scale battery swapping network in our pilot market of Taiwan. Our comprehensive solution is built on an integrated technology platform that spans:
▪Smart Batteries specifically designed for swapping and Connected Battery Swapping Stations
▪Cloud-based network software and battery management systems
▪Design, engineering, and manufacturing of Smartscooter ePTWs
▪Advanced ePTW powertrains, smart components, and OEM developer kits
▪AI-Driven operating system and consumer app with network connectivity
As of December 31, 2021, we enable end consumers on our network to refuel their ePTWs in seconds at over 2,200 battery swapping locations. Our network has delivered over 248 million battery swaps and manages over 330,000 swaps a day. Our systems have been refined and proven with over 4.5 billion kilometers ridden by over 450,000 subscribers.
Our Swap & Go battery swapping solutions are especially suited to densely populated and highly congested urban centers where space and time are at a premium. Our initial focus is on developing Gogoro Networks in major population centers in Asia with the highest concentrations of PTW riders. Our swapping stations have a small footprint and are easy to deploy making them ideal for integrating into high-traffic urban areas where riders need them most. In the same space it takes to charge a 4-Wheel (“4W”) electric vehicle, a standard Gogoro battery swapping station can deliver full power in seconds and service hundreds of ePTW vehicle riders per day. Our Gogoro Network battery swapping service for ongoing access to battery swapping at a set monthly or per-swap fee based on the energy consumed. Our business model has demonstrated near 100% attach rates for Gogoro Network subscription revenue for every annual cohort of ePTWs sold since inception in our pilot market of Taiwan. We believe the stickiness of Swap & Go subscription revenue accumulated over the life of every battery in the system represents a compelling differentiation of our business model.
Our battery swapping networks address four critical needs of consumers that have previously been barriers to the widespread adoption of ePTWs.
First, we eliminate range anxiety by enabling riders to quickly swap batteries within battery swapping networks distributed conveniently throughout urban areas.
Second, we save riders time by allowing them to refuel in seconds as opposed to the hours it takes for traditional charging.
Third, we offer the safest refueling option available with our patented Smart Batteries that are designed and engineered to meet the highest safety standards in the world.
Finally, we make riding electric affordable. Gogoro Smartscooters, as well as ePTWs sold by our original equipment manufacturer (“OEM”) partners, are at approximate price parity with traditional ICE PTWs at the time of purchase while providing a lower total cost of ownership throughout the life of the vehicle. Gogoro generates two, inter-linked revenue streams: (i) Hardware sales — both Gogoro branded Smartscooters and enabling hardware, which includes sales of vehicle kits to partners who sell their own branded vehicles that are “Powered by the Gogoro Network” (“PBGN”), and, in the future sales of Battery Packs and GoStations to our JV partnerships that will operate battery swapping networks and (ii) battery subscription recurring revenues from Swap & Go customer subscriptions to the battery swapping network.
Regardless of whether the vehicle is Gogoro or partner OEM branded, end-customers must subscribe to the Gogoro Network battery swapping service for ongoing access to battery swapping at a set monthly or per-swap fee based on the energy consumed. Our business model has demonstrated near 100% attach rates for Gogoro Network subscription revenue for every annual cohort of ePTWs sold since inception in our pilot market of Taiwan. We believe the stickiness of Swap & Go subscription revenue accumulated over the life of every battery in the system represents a compelling differentiation of our business model.
Establishing Our Business Model
Taiwan has been a logical location for piloting our battery swapping platform. Prior to the launch of our to establish our battery swapping ecosystem and catalyze the marketplace. The Gogoro Network started with just 30 swapping stations in Taipei, but we rapidly expanded the network to new cities, connecting regions and reaching greater density. We now have over 2,200 GoStation locations that provide battery swapping coverage accessible within minutes to 86% of all riders in Taiwan. For the years ended December 31, 2021, 2020 and 2019, revenues in Taiwan accounted for 96.8%, 99.2% and 96.1%, respectively, of total revenues.
Prior to the launch of our first ePTW in 2015, virtually 100% of all PTWs in Taiwan were ICE PTWs. Since then, in just over six years, ePTWs have grown to 10% of all PTWs sold each year, with Gogoro and our PBGN OEM partners delivering 97% of ePTW sales as of December 31, 2021. We believe our experience in rapidly penetrating this market demonstrates the attractiveness of a battery swapping model to PTW riders as they transition to more sustainable and environmentally friendly mobility.
The capital expenditures for this network build-out were principally comprised of Smart Batteries and GoStations on our network. Because we own our battery swapping network in Taiwan, 100% of all recurring Swap & Go subscription revenue is paid by end customers to Gogoro. This is the case whether the customer rides a Gogoro-branded ePTW or partner OEM-branded ePTW, which is

PBGN. Because all those vehicles are exclusively PBGN, their subscription revenue is continuous for the life of the vehicle, regardless of whether a change of ownership occurs.
The decade of experience we have acquired developing and deploying our battery swapping platform technology has enabled us to refine, upgrade and customize our product offerings for both end consumers and partner OEMs. As of December 31, 2021, customers on our network have completed over 248 million swaps, delivering deep insights that we have applied to continuously hone every aspect of the technology foundation of our systems. For instance, our smart network employs advanced tracking of battery health, degradation, and usage across over 930,000 batteries simultaneously to manage charge time and battery state of charge levels to optimize cost, performance, and longevity. Our A.I.-driven algorithms learn in real-time and use historical data to efficiently optimize battery availability and improve battery health remotely. In addition, for the end consumer, our smart network enables seamless customer engagement through an intuitive, comprehensive app that includes functionality such as remotely checking battery state of charge levels, identification of the nearest fully charged batteries, and vehicle health diagnostics.
Today, our revenues in Taiwan are driven largely by Gogoro branded Smartscooter sales. To establish the battery swapping category and transform the market, we needed to inspire consumers with an elevated, uncompromising ePTW product experience. To achieve that, we have designed, developed, and manufactured our own diverse line of Smartscooters in-house to reset the ePTW standard and attract highly engaged and influential consumers to battery swapping. Having now established the global market positioning of our battery swapping platform technology, we intend to increasingly focus on working with partner OEMs to enable the manufacture of partner OEM-branded ePTWs PBGN and exclusively compatible with our battery swapping platform. In Taiwan, customers such as Yamaha and Tailing (a Taiwanese JV with Suzuki) are among our six existing OEM partners. When we work with OEM partners, our enabling hardware revenue is comprised of component and kit sales that enable OEM ePTWs to be compatible with the Gogoro Network.
As we continue to expand and add additional OEM partners, we’ll rely significantly on our strong, strategic partnership with Hon Hai Technology (Foxconn) for global hardware manufacturing. Their global footprint, manufacturing agility, supply chain, and logistics capabilities will allow us to support our regional partners with greater speed and cost efficiency while further extending our brand’s reach.
Marketing Channels
Gogoro employs normal marketing and retail channels for selling products. Marketing efforts focus on both print media and TV advertisements which are used to drive both awareness of our products as well as specific promotions. Additionally, we maintain an active presence on social media, including on Facebook, Line, Instagram, to quickly reach our target audience. Other than specific pricing discounts or other specific promotions (discounted accessories, gift of a crash helmet at time of purchase, etc.) we do not engage in any other sales initiatives. While customers may take advantage of bank loans, deferred credit card interest payment schedules, or other incentives, these are offered by third-party service providers and not by Gogoro directly.
Expanding Into Mainland China and India with Leading OEM Partners
Today, approximately 535 million existing PTW riders in mainland China, India, and Taiwan deserve a better solution to refueling, and strong government policy tailwinds are driving PTW electrification and supporting battery swapping for refueling light, agile ePTWs. Mainland China and India currently have approximately 300 million and approximately 221 million PTWs on the road, respectively. Approximately 60-65 million new PTW units were sold in 2020 in mainland China and India alone. We believe our proven battery swapping platform, enabling technologies and strong OEM partnerships will drive rapid and sustained growth opportunities for Gogoro in both markets.
Our market entry strategies in mainland China and India entail working with leading PTW OEMs. We plan to sell components or kits to our OEM partners and the OEM partners will develop a portfolio of PBGN ePTWs tailored to their market and consumer needs. In mainland China, our OEM partners are as follows:
▪Yadea, the world’s and mainland China’s #1 ePTW OEM with approximately 24% ePTW market share in mainland China.
▪DCJ, mainland China’s #1 ICE PTW OEM with 11% ICE PTW market share in mainland China.
▪In India, our OEM partner is Hero, India’s #1 ICE PTW OEM with 37% PTW market share in India.
In mainland China, we have begun with PBGN vehicles manufactured and branded by Yadea in the city of Hangzhou in the fourth quarter of 2021 to be followed in 2022 by further vehicle launches, as well as expansion of network services to the city of Hangzhou and other cities and build out of network services in the city of Wuxi. In India, we plan to launch network services in New Delhi to coincide with Hero-branded PBGN vehicle launch in 2022.
In both mainland China and India, we intend to form or participate in JVs (“SwapCos”) with OEM partners (each of whom will invest to be an equity partner in the JV) and these SwapCos will be responsible for financing and managing the roll-out of in-country battery swapping networks that are based on the Gogoro hardware/software ecosystem.

In November 2020, we entered into a Capital Increase Agreement with Yadea and DCJ, which is governed by PRC law. Among other things, the Capital Increase Agreement provides that we will sell battery packs and battery swapping stations to a joint venture (which we have not invested any funds in) and we will receive certain revenue sharing in connection with such sales. In addition, we could in the future conduct operations through our PRC subsidiaries. The terms that govern our participation require that the PRC SwapCo be their exclusive battery swapping network in mainland China prior to December 31, 2024, subject to an exception that these leading OEMs are respectively permitted to have an equity investment for less than 5% in a listed competitor to such SwapCo. To the best of our knowledge, our OEM partners have not launched any similar collaboration with any competitor in mainland China. In India, the SwapCo is under the process of establishment as of the date hereof.
Our SwapCo model enables us to utilize a less capital-intensive approach to build out Gogoro Networks in mainland China and India as it is the joint venture entity established by Yadea and DCJ in the PRC (rather than Gogoro exclusively) and the SwapCo established by Gogoro and Hero (rather than Gogoro exclusively) that are expected to be responsible for the capital expenditures for the Smart Batteries and battery swapping stations (“GoStations”). In addition, we can rely on the in-country sales and distribution and after-sales service networks of our OEM partners. In mainland China, Yadea and DCJ have over 50,000 retail outlets and Hero has over 7,000 customer touchpoints in India. As we expand in each market, we’ll leverage these partner channels to support faster network expansion and large POS footprints in each new region. Finally, the sales and marketing expenses for ePTWs compatible with the network will be carried by our OEM partners. The initial vehicle launched in Hangzhou, mainland China in 2021 and New Delhi, India in 2022 will be preceded and accompanied by Gogoro Network rollouts managed by the SwapCos to support the charging needs of initial vehicles on the road.
The enabling hardware component of our revenues in mainland China and India will be comprised of two parts: (i) the above-mentioned component and kit sales to OEM partners and (ii) sales of the Gogoro Smart Battery & GoStations to the SwapCos in each market. The contractual arrangements for our SwapCos in each of mainland China and India also entails a platform licensing fee for every dollar of battery swapping subscription revenue paid by riders on the battery swapping networks deployed by the SwapCos in mainland China and India. Our long-term growth strategy in mainland China and India is based on deploying a large installed base of partner OEM-branded and PBGN-compatible ePTWs that leads to long-tail, accumulating Swap & Go subscription revenue paid to Gogoro.
Competitive Strengths
▪Large and Growing Market Opportunities. We are poised to enter the two largest PTW markets in the world backed by strong regulatory tailwinds in mobility electrification. The markets of Taiwan, mainland China, and India have over approximately 521 million existing PTW riders with approximately 60-65 million new units added in 2020. In the future, we expect countries like Indonesia and Vietnam, which have very high PTW penetration of total vehicles (87% and 91% respectively), to be good markets for further expansion.
▪Differentiated Technology and Best-in-Class User Experience. By developing every core aspect of our battery swapping technology end-to-end, we have integrated a world-class technology solution backed by our exclusive intellectual property and critical patents. Our technology includes the world’s first automotive-grade swappable battery engineered to (i) deliver high energy density, (ii) be connected and upgradeable over the air, (iii) be tough, secure, and waterproof, (iv) maximize battery efficiency, and (v), most importantly, meet the highest safety standards in the world. Through over 450,000 subscribers on the network and over 248 million battery swaps through December 31, 2021, our AI-enabled network and systems were refined and honed to provide ePTW riders on the Gogoro Network a best-in-class experience. Our battery swapping solution supports a highly synchronized and secure ecosystem that is open to partner integration, but difficult to replicate or disintermediate.
▪Proven in our First Market: Taiwan. We scaled our product offering to drive ePTW adoption to 10% of total PTWs as of December 31, 2021, from almost no ePTW penetration in 2014. Of Taiwan’s ePTW market, we and our partner OEMs captured 97% of the market share as of December 31, 2021. With over 2,200 battery swapping locations today, our Swap & Go service has become interwoven into the lives of over 450,000 subscribers in Taiwan through December 31, 2021. We believe the rapid adoption of battery swapping on the Gogoro Network in Taiwan demonstrates the pace at which our business model scales and the fundamental attractiveness of battery swapping as a fast, convenient, and safe means of refueling ePTWs.
▪Readiness to Scale with Attractive Recurring Revenue Model. The Swap & Go subscription component of our business is highly recurring and predictable with near 100% attach rates of every annual cohort of subscribers to the Gogoro Network since inception. We estimate that in the Taiwan market, for every $1 of enabling hardware purchased, we will be able to generate approximately another $1 of Swap & Go subscription revenue over the expected ten-year life of a vehicle. As we scale, we create a base of Gogoro hardware-enabled ePTWs branded by our OEM partners in mainland China and India. We believe this revenue model represents highly attractive, predictable revenue growth through accumulating subscribers.
▪Strategic Partnerships with Leading OEMs in mainland China and India and a large technology platform leader in Indonesia. We have entered into agreements with the #1 ePTW and #1 ICE PTW OEM in mainland China as well as the #1 PTW maker in India. We believe the market presence and large retail outlet networks of our partners will drive the adoption of Swap & Go battery swapping among consumers in mainland China and India. We believe the substantial equity investments committed by our partner OEMs into onshore SwapCos to manage battery swapping network buildouts represent a strong alignment between us and our OEM partners towards jointly developing Gogoro-enabled fleets of ePTWs in each country. Finally, we believe the global technology benchmarking done by some of the world’s leading PTW OEMs to select our battery swapping technology platform represents powerful validation of our product and services differentiation. In Indonesia, we are working with each of Gojek and GoTo. GoTo has made a commitment to electrify vehicles operating on its ecosystem and we will launch a pilot program in 2022 followed by further collaboration. Furthermore, in January 2022, we announced various partnerships in Indonesia.
▪Management Team Experience. We have assembled a seasoned management team with deep experience in technology, consumer brands, and the automotive sector in Asia and globally. The management team is led by Horace Luke who helped engineer some of Microsoft’s most important franchises for over 10 years before transforming HTC into a global smartphone leader as chief innovation officer. The management team is rounded out by executives with significant industry experience from companies such as Intel, Amazon, Nike, MediaTek, Ford, Toyota and IKEA, among others. Our board of directos includes seasoned executives and recognized industry leaders in their respective fields.
Government Regulatory Tailwinds
China Regulations
Electric PTWs in mainland China are regulated at both the national and provincial levels with the national specifications often serving as the broad framework while leaving specific implementation to local governmental authorities. Several key regulations are expected to provide tailwinds for our mainland China business. Most notably, the New National Specification GB17761-2018 and other regulations, have created a mandatory vehicle replacement cycle. According to some provincial regulations, non-regulated and non-standard electric bicycles that are reaching five-to-seven years of age will be phased out over the next few years.
Similarly, provincial and city governments began implementing restrictions on the indoor charging of ePTWs due to a growing number of fire safety incidents. The emphasis on away-from-home charging is expected to incentivize greater adoption of public charging options such as our swappable charging network.
Below is a list of key regulations that are expected to affect our business in the PRC.
Currently, we are not required to obtain pre-approval or fulfil any filing and reporting obligations from or to Chinese authorities, including the CSRC or the CAC, to issue securities to foreign investors. However, as there are uncertainties with respect to the Chinese legal system and changes in laws, regulations and policies, including how those laws and regulations will be interpreted or implemented, there can be no assurance that our PRC subsidiaries will not be subject to such requirements, approvals or permissions in the future.
Although our PRC subsidiaries are currently inactive, in order to operate our business activities in mainland China, each of our PRC subsidiaries is required to obtain a business license from the State Administration for Market Regulation (the “SAMR”). Each of our PRC subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied. Further, to operate our business activities in mainland China, our relevant PRC subsidiaries are also required to obtain other permits from the PRC government, including certificates and other qualifications for customs, inspection and quarantine declarations. Our PRC subsidiaries have obtained the foregoing permits applicable to them and no application for such permits has been denied.
New National Specification GB17761-2018 (“New National Specifications”) and Other Regulations
This New National Specification and other regulations establish certain vehicle, safety, and testing specifications, including vehicle identification, product certification, mechanical integrity, electrical integrity, fire protection, flame retardancy, wireless disruption, and more. Our vehicles are in full compliance with this New National Specification.
Zhejiang Province Management Regulations for Electric Bicycles (“Zhejiang Regulations”)
We plan to launch in Hangzhou, we are also subject to the local implementation rules of Zhejiang Province. Under the Zhejiang Regulations, all electric bicycles are required to be registered with the public security authorities. Electric bicycles that do not satisfy the New National Specifications but have been registered with the public security authorities will no longer be allowed to be driven on roads once their actual use period has reached seven years from the date of registration of the electric bicycle or by January 1, 2023 at the latest.
Opinions on Strengthening the Administration of Road Traffic Safety of Electric Vehicles of Jiangsu Province (“Jiangsu Opinions”)
As we have launched in Hangzhou and built out in Wuxi, we are also subject to the local implementation rules of Jiangsu Province. Under the Jiangsu Opinions, electric bicycles that meet the New National Specifications shall be registered with the local public security authority to obtain a China Compulsory Certificate (CCC) indicating its conformance with safety regulations. Electric bicycles which are already in use but fail to meet the New National Specifications will be issued temporary licenses which shall be subject to a transitional period of no longer than five years, after which such electric bicycles will no longer be allowed to be driven on roads.
Vehicle Modifications
Government regulations at both the national and provincial levels strictly prohibit and punish the illegal modification of electric bicycles. The Opinions on Strengthening the Supervision of the Implementation of National Standards for Electric Bicycles sets forth a framework stipulating the strengthening of supervision and inspection at the local level for investigating and subsequently punishing the illegal modification, assembling, and tampering of electric bicycles. Both Zhejiang and Jiangsu local supervision bodies specifically prohibit the modification and replacement of motors, storage batteries, or other components that either do not meet the mandatory national standards or would affect the safety performance of the vehicles in question.
Indoor Charging
Due in part to the increased incidence of indoor battery charging related fire incidents, several provinces have implemented clear restrictions on indoor charging. For example, Zhejiang Regulations stipulate that electric bicycle batteries should not be charged in indoor areas without centralized charging. In neighboring Shanghai, the Regulations of Shanghai Municipality on the Safety Administration of Non-motor Vehicles forbids the parking and charging of electric bicycles in indoor areas such as lobbies, common aisles, stairwells, corridors, and any indoor areas in densely populated places.
Proposed PRC Cybersecurity Measures
As of the date of this report, since our PRC subsidiaries are inactive, we have not been informed by any relevant Chinese government authorities that our PRC subsidiaries are identified as or considered a “network platform operator” or “data processing operator,” nor have we received any inquiry, notice, warning, sanction in such respect or any regulatory objections to the Business Combination. However, on December 28, 2021, the CAC published the amendment to the Cybersecurity Review Measures (“Measures”), which is to replace the current Cybersecurity Review Measures after it becomes effective on February 15, 2022. On November 14, 2021, the CAC released a draft of the Administrative Regulations on Network Data Security (“Draft Regulations”) for public consultation. The Measures stipulate that, among other items, if an issuer is classified as a “network platform operator” and such issuer possesses personal information of more than one million users and intends to be listed on a securities exchange in a foreign country, it must complete a cybersecurity review. Alternatively, relevant governmental authorities in the PRC may initiate a cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect national security. The Draft Regulations also stipulate that, among other items, for any listing to be done on a security exchange in a foreign country involving a “data processing operator” with personal information of more than one million users, such “data processing operator” shall report to the CAC for a cybersecurity review. The Draft Regulations were released for public comment only, and the draft provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Regulations, if any, on the our operations at this stage.
“Data processing operators” is defined under the Draft Regulations as “any individual or organization that autonomously determines the purpose and manner of the processing of network data” and “network platform operators” is not defined under the Measures. While the exact scope of “network platform operators” and “data processing operators” remains unclear, the Chinese government authorities may have wide discretion in the interpretation and enforcement of these laws. Currently, the Measures and the Draft Regulations have not materially affected our PRC business and operations and we do not believe its business activities affect or may be interpreted to affect PRC’s national security. In anticipation of the strengthened implementation of cybersecurity laws and regulations, there can be no assurance that our PRC subsidiaries will not be deemed as a network platform operator or data processing operator under the Chinese cybersecurity laws and regulations in the future, or that the Measures or the Draft Regulations will not be further amended or other laws or regulations will not be promulgated to subject us to the cybersecurity review or other compliance requirements. In such case, we may face challenges in addressing such enhanced regulatory requirements. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Operations in the PRC — Our failure to comply with data protection laws and regulations could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Operations in the PRC —Compliance with the PRC’s new Data Security Law, Measures, Draft Regulations on Network Data Security (draft for public consultation), Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business in the PRC. ”
India Regulations
The Indian government has set aggressive electrification goals, including specific initiatives around mobility. At the national level, the Indian government took the first step to incentivize ePTW adoption through the extension of the Faster Adoption and Manufacturing of Electric Vehicles policy.
Scheme for Faster Adoption and Manufacturing of Electric Vehicles in India Phase II (“FAME II”)
The Ministry of Heavy Industries and Public Enterprises established FAME II scheme in March 2019 to extend FAME Phase I, which was initially approved for a period of two years commencing from April 2015 and eventually extended to March 2019. Fame II provides a subsidy framework for ePTWs including a schedule of committed funding for demand incentives and for the development of charging infrastructure. We expect to benefit from the demand incentives, which are currently structured as upfront reduced pricing to drive consumer adoption, with incentives scaling in proportion with battery capacity. ePTWs and three-wheelers are expected to represent the majority of the funding support, with approximately 6% reserved for electric four-wheeler vehicles (excluding buses).

Delhi Electric Vehicles Policy, 2020 (“Delhi Regulations”)
At the city level, several Indian cities have emerged as frontrunners in policy adoption. A good example is Delhi. The Delhi Regulations formally set an electric vehicle target of 25% of new vehicle registrations by 2024, driven in large part by two-wheelers (which comprise two-thirds of new vehicle registrations in Delhi). The policy also sets specific demand generation incentives for two-wheelers which, leveraging the eligibility criteria and framework of FAME II, provides incentives that scale in relation to battery capacity. To drive faster adoption in the delivery space, the Delhi Regulations also provides financing support for those delivery service providers who can convert 50% of their fleet to electric by March 2023 and 100% by March 2025.
Gogoro Ecosystem
Our battery swapping technology comprises an interoperable platform that seamlessly integrates a comprehensive ecosystem of hardware, software, and services. From Smart Batteries, swapping stations and a cloud-based network management system, to ready-made smart ePTWs, apps, and enabling kits for partner-developed PBGN ePTWs, the entire Gogoro ecosystem is connected by a widely accessible network. Together, they support a diverse range of vehicles and mobility services powered by a common battery swapping solution. With Gogoro technology, riders of different PBGN vehicle brands, delivery fleets, and sharing services can all rely on the Gogoro Network to refuel in seconds.
Additionally, we provide powerful backend capabilities with a suite of SaaS solutions for both ePTW manufacturers and Gogoro Network providers that integrate with the platform to help them streamline their operations and optimize service delivery. We believe that deep connectivity between all touchpoints within the ecosystem is our central advantage, ensuring battery swapping can achieve the greatest efficiency, scalability, and above all else, deliver a superior user experience tailored to regional partners and their customer’s needs.
Together, our systems provide an open, robust, and turn-key platform for OEM partners to quickly transition and scale their ePTW portfolios while supporting policymakers in moving their PTW markets toward cleaner, more sustainable, and safer energy options. Gogoro provides the comprehensive solutions needed to drive the speed, economics, product diversity, and rider satisfaction required for OEMs and urban centers to shift their PTW fleets to electric and reach their carbon-reduction goals faster.
Our solutions are widely recognized as the most advanced swapping solution for ePTWs worldwide. In August of 2020, Frost & Sullivan awarded Gogoro Battery Swapping Company of the Year.
Battery Swapping Technology
Smart Batteries
The core technology underpinning our full-power-in-seconds Swap & Go battery swapping solution is the Gogoro Smart Battery. We are the first and only company in the world to develop an automotive grade battery especially designed for swapping with ePTWs. These batteries feature incredibly high energy density in a compact, portable form-factor with a streamlined and symmetrical design that’s easy to carry, easy to swap, and easy to integrate into a wide range of ePTW designs. our 1.61kWh Smart Batteries at full charge and deliver up to 160 kilometers per swap under ideal riding conditions.
Designed and engineered for uncompromising safety, our batteries were exhaustively tested and confirmed to meet the highest international testing standards including UNECE R136, IEC 62133, and UN38.3, among others. Sealed in ultra-durable aluminum and built incredibly tough, they’re tamper-proof, waterproof to IPx7 (immersion 1m water, 30mins), and able to withstand up to 10,000kg of crush force or 1,000 times weight (remove puncture force). Secured with 256-bit Encrypted Wireless Authentication, fingerprinted via NFC and remotely monitored, they make the vehicles they power virtually un-stealable.
Onboard each battery is our AI-powered Battery Management System that delivers unrivaled efficiency, stability, and years of active service. Each is cloud-connected, remotely monitored, configurable, programmable, and updateable via over-the-air (“OTA”). Smart Batteries digitally sync with PBGN ePTWs to monitor vehicle condition, deliver over-the-air (“FOTA”) updates, and continually track a wide range of real-time data from both battery and vehicle to help manage safety, battery life, and efficiency. Because of our performance, we have been awarded various accolades, including 2020 and 2021 Global Company of the Year for Swappable Battery Electric Scooters, and we are included in the 2020 Global Clean Tech 100.
We recently announced a number of pilot programs in Taiwan which are intended to extend the life of our battery packs beyond use in ePTWs. We have begun the deployment of smart parking meters in New Taipei City, enabling New Taipei to embrace smart city technologies for their paid parking locations that are off the power grid and wirelessly connected. Gogoro battery packs will power these smart parking meters. Other similar use-cases for battery packs – smart light poles, smart traffic lights, etc. are also under development and, collectively, these opportunities could create additional revenue streams for Gogoro in the future. None of these potential revenue streams are included in our financial projections.
GoStation Battery Swapping Stations
GoStations allow riders to conveniently Swap & Go with pre-charged batteries in seconds along their riding route, 24 hours a day. When distributed within urban areas GoStations effectively eliminate the range anxiety and time constraints of traditional plug-in charging. GoStations form the foundation for smarter urban energy infrastructure. Perfectly suited for dense, high-traffic urban areas, our modular, all-in-one unit has a minimal footprint, can be installed in hours, and connects to the Gogoro Network in seconds. Rapid, low-cost installation makes deploying and scaling a Gogoro Network within a city quick and easy.
GoStations deliver unmatched speed, convenience, capacity, and ease of use. A single GoStation houses 28 Smart Batteries, fits in the space of a single parking spot and can support up to 200 riders a day. Our larger SuperGoStation installations can provide power for up to 1,000 riders. Each is connected to the Gogoro Network Cloud to enable intelligent charging both within a single station as well as across a region. Charging speed is calculated based on data tracking efficiency of the overall network to maximize battery availability when and where they’re needed most while minimizing battery degradation due to fast charging.
Riders enjoy a near-instant and personalized swapping experience. When riders swap batteries at a GoStation the system recognizes them immediately with a personal greeting on the full-color screen. With every swap, data is transferred directly from their vehicle to the system, providing them with helpful riding information, including distance, riding efficiency, Co2 savings since their last swap, and a complete vehicle diagnostic review. Customers receive more than just a fast battery swap; they obtain insights that help them ride smarter and safer.
GoStations are designed for consistent 24/7 operation in demanding environments with minimal operation, maintenance, and manpower. Built for all conditions and heavy daily usage, they feature incredibly durable and weather-resistant construction. Smart and self-diagnosing software and remote monitoring ensure maximum safety, security, and streamlined operations at all times. Built-in sensors instantly respond to extreme weather conditions such as floods and earthquakes and automatically adjust power output or shut down if necessary. If grid power is disrupted due to unstable supply, weather or an emergency, a GoStation can independently self-power for up to 64 hours without interruption to swapping service.
Future-proof and smart-grid-ready, GoStations are continually optimized with software upgrades, can natively integrate our latest battery and charging technologies, and can be integrated with digitally connected smart grids to provide bi-directional charging and ancillary services that support grid security and stability. This allows our systems to integrate intelligently with evolving smart-city innovations, enhance local grid balancing and energy storage capabilities, and support urban planners and policymakers as they plan long-term.
Gogoro Network Software & Battery Management Systems
At the heart of the Gogoro Network battery swapping platform is SmartGEN, an intelligent software system that manages every aspect of the swapping service and experience. It brings together true network intelligence to optimize energy distribution, battery state of charge status, and battery availability to maximize customer satisfaction while minimizing cost. It features advanced battery tracking that is continually monitoring battery health, degradation, and usage across our network for each of our over 930,000 Smart Batteries in use.
SmartGEN leverages our full data platform and artificial intelligence (“A.I.”) to provide micro-management of charging processes, battery status, and every swap transaction. Incorporating real-time data and historical learnings the system efficiently manages the battery swapping platform to optimize battery availability and improve battery health remotely. Our entire software platform and data analytics backend can be securely integrated with our partners operating regional battery swapping services powered by the Gogoro Network. A suite of self-developed, fully automated SaaS operation and management software and tools offer deep integration to operate our network efficiently and cost-effectively.
The SmartGEN engine draws on big data and custom algorithms to track a broad spectrum of network variables, from battery temperature and charge status to population distribution and geographic information, alongside real-time rider data from subscribers. By combining multiple data layers, it creates a highly accurate scoring mechanism that identifies the best locations to expand the service over time. As we grow, and demand for charged batteries increases, SmartGEN determines when and where we should introduce additional GoStations to meet the needs of riders in a particular area or widen the network further expanding our service, range, and reach. It has helped optimize the locations of over 2,200 GoStations in Taiwan and a GoStation is now located approximately every 500 meters in Taiwan’s six largest cities. Our sophisticated software platform is the key to making battery swapping work at scale.
SmartGEN allows us to manage supply and demand on our network using A.I. As evidence of this capability, we recently announced a partnership with enelX and Taiwan Power Company (“TPC”) to enable and demonstrate virtual power planting and provide dispatchable capacity to help support the electricity grid during peak demand times. Our GoStations will intelligently and automatically reduce their draw from the grid to allow greater efficiency, protect the grid, and maintain a stable electricity supply.
Vehicles and Enabling Technology
Smartscooter
In 2015, we revolutionized the ePTW category with our Gogoro 1 Smartscooter® and followed up with our industry-defining Gogoro 2 series. We set out to reset the standard for what an electric 2-wheel vehicle could be and elevated every dimension of the design, performance, intelligence, and user experience along the way. We were one of the pioneers to develop 125cc level performance in an ePTW and did so with an uncompromising riding experience. We continue to push the boundaries of ePTW performance, intelligence, and affordability.

Over the past six years, we have refined our vehicle technologies and broadened our portfolio to deliver best-in-class ePTWs to every market segment. Known for our distinctive design, powertrain performance, and best-of-breed user experience via our iQ Operating System, Gogoro Smartscooter and Gogoro VIVA lines helped convert over 10% of the Taiwan PTW market to electric and we currently lead ePTW sales with 97% market share. The technologies we develop for our branded ePTW have led to the innovative powertrains, systems, and components we offer to partner OEMs. As we continue to innovate in Gogoro-branded products the entire platform benefits from new technology and features that can be extended into future enabling kits.
Advanced ePTW Powertrains, Smart Components, and OEM Developer Kits
Our advanced capabilities in developing intelligent, highly efficient ePTW powertrains and vehicle electronics have led to a broad range of our enabling technologies for ePTW OEMs to build swap-ready vehicles at scale. Our Digital Drive Systems technology platform enables multi-brand PBGN vehicle development with turn-key systems, best-in-class components and end-to-end support that reduce OEM development costs, tooling and time-to-market. We believe this is a game-changing approach to creating a more inclusive, rapid, and industry-wide transition to smart ePTWs that empowers market leader OEMs to quickly and reliably expand their portfolios to meet the broadest customer needs – while accelerating the adoption of the Gogoro Network battery swapping as a market standard.
Our PBGN solutions have attracted Tier One OEMs and vehicle manufacturers from all over the world to join and leverage our technology and the Gogoro Network to commercialize their electric portfolio. In addition to our own branded vehicles, our partners have launched over 15 different vehicles in just two years, with more on the way. With our enabling solutions, riders will have the choice as to the design and brand they desire, with all riders, no matter the brand selected, becoming subscribers of our battery-swapping network.
Digital Drive System & Critical Components
We pioneered the first compact, all-digital, high-performance, water-cooled electric Smart Motors and intelligent Digital Drive System to deliver 125cc level power for our Smartscooters®. Today, we offer a range of Digital Drive Systems featuring our ultra-efficient and powerful Gogoro Smart Motors, smart controllers, and cooling systems in fully integrated powertrains across different performance levels and configurations for both double and single battery applications. Each system is compact and lightweight. Integrated smart controllers provide real-time system monitoring, adaptive thermal management, and regenerative braking. Practically plug and play, our system supports the development of a wide variety of ePTW types, pricepoints, and use cases. They deliver incredible performance, connectivity, and reliability with minimal maintenance over the life of the vehicle.
At the heart of the Digital Drive System is our Smart Control Unit. It seamlessly connects onboard systems with a synced Gogoro Smart Battery using 256-bit security encryption and is FOTA upgradable for future-proof performance. It perfectly integrates with the Gogoro Battery Management System, controls the powertrain system and peripherals based on the real-time battery and vehicle status to provide a reliable and efficient riding experience while supporting a range of smart features. The single integrated unit manages vehicle communications, power distribution, app connectivity, and safety features as well as housing embedded Gyro and G sensors to sense if its vehicle has moved or fallen. It can be further optimized for unique vehicle applications and regional regulations. Smart diagnostics tools are available to support both manufacturing and after-sale service.
From start to finish, every vehicle using a Gogoro Digital Drive System has complete production record including overall scooter function quality report in the manufacturing execution system (“MES”). Only when it meets our specifications is a vehicle digitally paired at the OEM factory to ensure it is Gogoro Network ready.
Gogoro Bridge Interface Kit
The fundamental ingredient to building a PBGN ePTW and connecting it to the battery swapping network is our Gogoro Bridge. It provides a seamless interface between OEM vehicle systems and the Gogoro Smart Battery. Small, lightweight, and incredibly durable its connectors and compact control unit are designed to support years of flawless swaps and consistent connection to the Gogoro Network. This minimal component and its accompanying battery sleeves enable ePTW OEMs incredible flexibility in vehicle designs that can utilize our battery swapping platform. Perfectly paired with the Gogoro Network it secures a tight bond between vehicles and the battery swapping platform and unlocks the potential of Swap and Go for the broadest range of applications.
AI-Driven Operating System and Consumer App with Network Connectivity
The Gogoro iQ System is our proprietary A.I. powered operating system that connects and synchronizes all onboard systems from sensors to powertrain and all user interfaces while enabling PBGN ePTWs to share riding and vehicle data seamlessly with the Gogoro Network. It brings intelligence to the vehicle by integrating Gogoro’s Smart Control Unit and the Digital Drive System, managing motor performance and power efficiency, as well as enabling a broad range of safety, personalization, and rider enhancements. Continually optimized and expanded with greater capabilities and features, it can be updated OTA via the Gogoro App as well as support firmware updates transferred via battery swap.
Through the Gogoro App users have instant access to vehicle diagnostics, riding records, and the ability to activate and customize features to personalize their riding experience. As a core ingredient of our branded ePTWs it comes standard with every Smartscooter. This system can be tuned to different levels of functionality to support OEM partner vehicles with varying performance and user-experience requirements. The Gogoro App allows OEMs to develop their own Gogoro iQ System®-like mobile application with access to Gogoro API’s that sync with Gogoro Network data and PBGN vehicle systems and sensors. It can be integrated with the OEMs’ own app architecture to allow for greater customization and product differentiation.
The Gogoro App allows OEMs to maximize the built-in capabilities of our PBGN enabling kits and provide greater access and integration with the Gogoro Network, optimizing the rider experience. With turn-key service modules and easy to integrate, the Gogoro App reduces OEMs’ digital development costs and accelerates their time to market.
Research and Development
Gogoro pioneered the battery swapping category and has set the industry benchmarks for innovation, technical performance, sustainability, and quality standards with continuous advancements across every segment since. We invested significant time, resources, and expense into the research and development of our category-defining batteries, motors and drivetrain systems, MES, and networked swapping platform technologies as well as the software solutions that seamlessly integrate them. Our leadership position is the result, in part, of our committed research and development activities.
Our in-house research, design, engineering, and software teams developed our proprietary systems and enabling technology from the ground up. They are responsible for every facet of our battery systems, network platform, vehicle system, and user-experience innovations. As of December 31, 2021, over 340 team members in our Taipei and Taoyuan R&D centers are dedicated to our current and future innovation.
Our platform, systems, and solutions are proven with over 248 million swaps as of December 31, 2021 and over 4.5 billion kilometers driven through December 31, 2021 in our pilot market of Taiwan. Our research and development teams draw on the data and insights gathered to continuously refine our technology and optimize it for significantly larger-scale applications. We believe our ongoing work is elevating what’s possible in ePTW and establishing battery swapping as the defining technology for light urban mobility.
Intellectual Property
Intellectual property is fundamental to Gogoro. Our commercial success depends on our ability to, maintain and protect the intellectual property and other proprietary technology that we develop, to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of others, and to prevent others from infringing, misappropriating or violating our intellectual property and proprietary rights.
We rely on a combination of patent, trademark, copyright, unfair competition, and trade secret laws, as well as confidentiality procedures and contractual restrictions to establish, maintain and protect our proprietary rights.
As of April 21, 2022, we had 131 United States patents issued. Additionally, we had 869 issued foreign patents in approximately 18 countries worldwide. In addition, as of April 21, 2022, there was one pending Patent Cooperation Treaty (“PCT”) application, which relates to various Battery & GoStation designs and/or EV charging functionality.
We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs, and methodologies that we believe provide a meaningful competitive advantage.
Manufacturing
We developed our state-of-the-art manufacturing technology, software and processes from the ground up. We have tailored our systems and logistics to deliver exceptional precision, quality, agility and end-to-end digital integration from design, fabrication, and assembly to network integration and throughout the complete life cycle of our batteries and vehicles.
Our proprietary Gogoro MES manufacturing system leverages our AI, Cloud, Wi-Fi, Bluetooth, RFID and QR tracking and our automated Gogoro Smart Battery-powered AGVs to digitize every process, streamline our workflows and optimize production down to the smallest parts and procedures, all while providing a fingerprinted production record for every battery, swapping station, and vehicle leaving our production lines. Combined with our real-time management and diagnostics of every component in our system, we can continually calculate and quickly identify where further optimization and process improvements are possible.
Our unique lightweight, module-based production approach requires less space than is required by traditional PTW manufacturing allowing us to easily reconfigure our production lines and quickly scale our capacity. Each digitally connected workstation links to our MES system to assist our craftsmen throughout every step of assembly, automatically adjusting to maximize the ergonomics and step-flow for complicated assemblies. This intelligence and flexibility allow us to quickly shift the line from one product to another, utilizing the same stations and workers, with absolute minimum down-time to deliver near on-demand manufacturing.
This methodology not only delivers superior efficiency and adaptability but enable us to deploy our systems quickly and cost-effectively where and when we choose to do so. This makes our solutions attractive as we’re able to better support and integrate select production processes with our OEM partners to complement or enhance their established production capabilities, all while maintaining remote digital management of key steps and processes via our licensed SaaS platform to secure critical IP and provide the insight to support ongoing innovation.

Raw Materials
Our supply chain has been cultivated and qualified over the course of the last ten years. Raw materials to complete the manufacturing of our vehicles, kits, battery packs, and GoStations are not substantially constrained and while prices for these raw materials are subject to global supply/demand dynamics, we have not seen, nor do we anticipate, significant cost impact or material availability issues in the near term. One of the critical components of our battery packs is battery cells which are currently in high demand globally. Since we have relationships with multiple cell providers, we do not anticipate substantial difficulty in securing required volumes of battery cells. Additionally, certain integrated circuit components are in high demand, but we have been able to manage our supply chain and component availability without an impact to our output, quality, or pricing.
Taiwan Manufacturing
We have developed a factory network in Taoyuan, Taiwan to manufacture our own motors, battery packs, as well as assemble our Smartscooters. These factories include a total of over 14,000 square meters of manufacturing space in leased locations which have long-term leases and favorable extension options. When we began the development of our first-of-a-kind Smart Batteries and Smartscooters in Taiwan there were no suitable manufacturing technologies or supplier solutions available, so we built our first Smart Factory, invented our own vertically integrated systems, and helped accelerate the technology shift within our supply chain. We invested in our proprietary production methods and developed best practices combining advancements from premium automotive, consumer electronics, material science, and software. The innovations we have developed in the process provides us with a strong competitive advantage by allowing us to deliver technically advanced ePTWs while keeping costs low.
Battery Pack Assembly
To build our latest generation Smart Batteries to the exacting specifications required, we developed a fully connected, streamlined, and automated production facility perfectly optimized for the precision, consistency, and efficiency needed to produce our high-performance batteries cost-effectively and at scale. Its light footprint, A.I. production software, and seamless integration delivers battery cells into full battery packs via a production flow that delivers incredible accuracy with almost no human intervention. Each cell and every battery assembly is tested, synced, and fingerprinted at multiple points throughout the process to produce a 1:1 battery resume that will follow it throughout its life.
Smartscooter Motor Manufacturing
Today Gogoro produces motors for five distinct powertrain platforms in our in-house motor factory. We have developed our own equipment and proprietary processes for creating our precision motors and systems to the highest tolerances while achieving volume on-demand. Our specially trained technicians go through four levels of Gogoro certification and leverage our integrated digital assistants to perfect the intricate assembly of each system and component set. The components built here are optimized for both our own branded vehicles as well as for the enabling kits for our OEM partners use. Each goes through rigorous testing at every stage of development from design, through production assembly and is then monitored through its lifespan. As we continue to innovate our production and software evolve to deliver even greater performance, energy efficiency, and new capabilities.
Smartscooter Assembly
Today, all of our component systems, powertrains, and vehicles are assembled, connected, and tested in our Smartscooter assembly facility. With its highly agile format and best-in-class equipment, we produce over 20 unique ePTWs models on five distinct vehicle platforms. Our highly synchronized processes can produce each vehicle with exacting precision, from chassis to activation on the network within 2 hours. Each screw is executed with digital precision, every wiring connection is recorded and cataloged, thus allowing instant backtracking of any future issues, speeding up maintenance, and helping fast-track further production system refinements. With every step carefully orchestrated by our MES system, our teams can easily shift from one station to the next and one process to another, across different vehicle types, ensuring maximum flexibility and consistent execution of our full portfolio of ePTWs and enabling kits.
Global Manufacturing
Foxconn Partnership
(i)Nature of Relationship:
In June 2021, we announced the signing of a memorandum of understanding (“MOU”) to form a strategic technology and manufacturing relationship with Foxconn, one of the world’s premier leaders in precision electronics, technical component manufacturing and modular EV system development. This written document is expected to be replaced by a definitive agreement as details of our respective contributions and benefits becomes clearer. In January 2022, we entered into another written MOU with four parties, including Foxconn and various Indonesian entities, to jointly develop a sustainable new energy ecosystem project in Indonesia. Both of these MOUs are nonbinding, but are indicative of an intent by both parties to collaborate to achieve the stated objectives of the MOUs.

(ii)Rights and Obligations of each party:
Under the MOU, we will provide Foxconn with a license to use its technology to manufacture our products, but we will maintain ownership rights of our intellectual property and both parties have agreed not to reverse engineer the other party’s technology. This alliance enables us to drive further acceleration and expansion of the ePTW industry combining our best-in-class ePTW technology and IP with Foxconn’s tier 1, modularized production platform and capabilities. Leveraging Foxconn’s expertise, scale, and global footprint we will be able to further refine select components in existing and new vehicles and kits, thus reducing overall product and manufacturing cost and increasing capacity. Together, we will provide localized production and in-market supply of Gogoro components, systems and assemblies to our OEM partners around the world. Further, because we design and engineer our own hardware and software, and we own the IP, we will license the use of our technology and move to market faster without accruing Tier-1 development costs. Foxconn maintains a global supply chain, human resource, and manufacturing capability second to none and working with Foxconn allows Gogoro to focus on what we do best—technology development and system/solutions integration—while leveraging Foxconn’s expertise to scale.
OEM Manufacturing
We have engaged with several of the largest PTW producers in the world, including Hero, Yamaha, Suzuki, Yadea and DCJ, among others, to assist them in developing ePTWs which use Gogoro components and are powered by Gogoro battery packs. We do not rely on a sole manufacturer for our products; and our agreements with our OEMs do not provide for exclusivity or minimum production requirements. We believe we could secure alternative manufacturers on a timely basis. Each OEM has strong ePTW manufacturing capacity, a deep supply chain and strong regulatory compliance management in their regions and globally. Our engagements are designed to accelerate their transition to ePTW manufacturing and specifically to battery swapping technology. We sell enabling kits produced in Taiwan directly to them when cost-competitive, and/or license our components to be manufactured to our specifications in-market with Foxconn or other select regional suppliers. This will allow us to sell critical components to these OEMs at regionally competitive BOM and transportation costs while complying with regional regulations.
We offer OEM partners end-to-end development and production support. This includes engineering, systems integration, and SaaS support services all from intelligent production line design, configuration, diagnostics, through the on-boarding operation process and the maintenance, calibration, and measurement software/hardware FOTA updates after the technology transfer. Our integration ensures detailed quality controls and comprehensive testing to certify that final products meet our performance standards and connect seamlessly with local PBGN swap networks.
Seasonality
As a seller of ePTWs, we are impacted seasonally, primarily by weather. During winter or colder months, sales of vehicles tend to slow while during warmer months, sales increase. This phenomenon is further compounded by the number of events that are hosted during warmer months— summer holiday sales, back to school sales, etc. During 2019 to 2021 in our pilot market of Taiwan, seasonality has resulted in a scenario where approximately 36% to 48% of our vehicle unit sales and revenues are derived from the first half of each year (January through March being colder months) versus 52% to 64% of our unit sales and revenues coming in the second half of the year.
Competition
Taiwan
We are the leading ePTW brand in Taiwan. In addition to selling electric vehicles and ePTW technology, we also builds, operates, and manages a footprint of over 2,200 GoStation locations across Taiwan.
Our competition includes other PTW vehicle manufacturers, including electric two-wheel vehicles, hybrid electric vehicles, and high fuel economy gasoline powered vehicles. In the electric two-wheeler space, we often partners with other manufacturers to provide the technology to build “swap-capable” ePTWs PBGN, thereby directly participating in the success of our partners’ branded sales. In 2021, Gogoro’s branded sales in combination with our PBGN partnerships represented 97% of all ePTW sales in Taiwan.
Our subscription battery swapping business primarily competes with other local battery swapping operators. This business is also indirectly affected by the level of demand for other charging methods, such as direct charging and home charging. However, our battery swapping network offers significant advantages over direct and home charging; swapping is over 100 times faster than traditional charging, eliminates the possibility of home fire safety incidents, and separates the price of the battery from the vehicle, which allows us to lower the price of our vehicles.
China
Mainland China is one of the most mature ePTW markets in the world, with approximately 67% electric penetration of PTWs as of 2020. Gogoro competes with both local and global manufacturers in the ePTW space. In mainland China, we do not plan to sell vehicles under our own brand initially, but rather sell technology to leading OEMs as part of our PBGN business. In other words, all ePTW manufacturers in mainland China are potentially our customers and partners.

We compete with a number of local battery swapping operators, including independent service providers and state-backed businesses. These battery operators are predominantly serving the delivery sector and offer few if any consumer-facing products. Our OEM partners, Yadea and DCJ Group, respectively, are the No. 1 ePTW and No. 1 ICE PTW manufacturers in mainland China, have piloted or partnered with most of the offered solutions in the market, but have chosen to commit their swapping ambitions to us in addition to providing substantial equity commitments to their joint onshore SwapCo.
India
The Indian PTW market is at the early stages of electrification, with total ePTW penetration less than 1% as of 2020. India is home to a number of domestic and global ePTW brands, though overall adoption has not yet reached the point where market share trends are meaningful. There is minimal existing charging infrastructure, which leaves significant room for educating consumers around new electric charging standards.
We do not plan on selling vehicles under our own brand in India initially, but rather partner with leading OEMs as part of our PBGN business. In other words, all ePTW manufacturers in India are potentially our customers and partners. In the charging space, we are partnering with the No. 1 ICE OEM in India, Hero, to build out our swapping network. While direct charging alternatives exist, our swapping solutions can deliver differentiated value add, where charging speed, network availability, and affordability are all critical consumer needs.
Indonesia
The Indonesian PTW market is at the early stages of electrification, with minimal ePTW penetration and no clear ePTW leader in terms of either vehicles or infrastructure.
Indonesia is home to several domestic ePTW brands, though overall adoption has not yet reached the point where market share trends are meaningful. There is minimal existing charging infrastructure, which leaves significant room for educating consumers around the benefits of battery swapping.
Detailed market entry strategies for Indonesia are still under development and multiple ePTW manufacturers in Indonesia are potentially our customers and partners. Additionally, a local swapping entity can include multiple participants as partners and investors.
Business Combination and Public Company Costs
On September 16, 2021, Gogoro, Merger Sub and Merger Sub II, entered into the Merger Agreement with Poema Global pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub merged with and into Poema Global (the “First Merger”), with Poema Global surviving the First Merger as a wholly-owned subsidiary of Gogoro, and (ii) Poema Global merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Gogoro.
The Business Combination is accounted for as a capital transaction of Gogoro equivalent to the issuance of shares by Gogoro in exchange for the net monetary assets of Poema Global. The Business Combination does not constitute a business combination as defined in IFRS 3, Business Combinations, as Poema Global is a non-operating entity and does not meet the definition of a business under IFRS 3. The most significant change in the successor’s future reported financial position and results is an increase in cash (as compared to Gogoro’s consolidated statement of financial position as of December 31, 2021) of approximately $345 million in connection with the Business Combination. Total non-recurring transaction costs related to the Business Combination were approximately $40.0 million.
As a consequence of the Business Combination, Gogoro became a publicly listed on the Nasdaq Global Select Market. As a public company, we need to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a result of becoming a public company. See “—Components of Results of Operations—General and Administrative Expenses.”

C. Organizational Structure
The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and consolidated affiliated entities as of the date of this annual report:

Gogoro Inc. (Cayman Islands)
(Holding company)
100%
Starship Merger Sub II Limited (Cayman Islands)
100%
Gogoro Taiwan Limited (Taiwan)
100%
Gogoro Network (Cayman Islands)
100%
Gogoro Network Pte. Ltd. (Singapore)
100%
Gogoro Singapore Holding Pte. Ltd. (Singapore)
100%
GoShare Pte. Ltd. (Singapore)
100%
GoPocket Taiwan Limited (Taiwan)
100%
Gogoro Taiwan Sales and Services Limited (Taiwan)
Gogoro Network, Taiwan Branch (Taiwan)
100%
GoShare Taiwan Limited (Taiwan)
100%
Rui Li Trading (Shanghai) Limited (China)
100%
Gogoro B.V. (Netherlands)
100%
Gogoro Network B.V. (Netherlands)
100%
Gogoro Europe Sales and Services B.V. (Netherlands)
100%
Rui Yi Trading (Shanghai) Limited (China)
Gogoro Network B.V., France branch (France)
= Operating Company

Below is a description of our operating entities:
•Gogoro Taiwan Limited (Taiwan)—Manufacturing company which generates revenues from the sales of scooter parts, core components, development kits, GoStation equipment and battery packs to its partners globally and also provides consulting services
•Gogoro Network, Taiwan Branch (Taiwan)—Provides battery swap services in Taiwan, with revenue generated from swap subscription fees paid by end customers
•Gogoro Network Pte. Ltd. (Singapore)—Licensor of SaaS and provider of battery swap services outside of Taiwan, with revenues generated from licensing of SaaS and battery swap services
•Gogoro Taiwan Sales and Services Limited (Taiwan)—Sales company in Taiwan, with revenues generated from sales of scooters to local end customers
•GoShare Taiwan Limited (Taiwan)—Provides scooter sharing services to local end customers in Taiwan
Dividends and Other Distributions
Within the organization, investor cash inflows have all been received by Gogoro Inc., the parent Cayman entity. Cash to fund our operations is transferred from: (i) the Cayman parent to its operating companies through capital contributions; and (ii) operating companies to other operating companies through capital contributions.
As a holding company, Gogoro Inc. may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Gogoro Inc. As of December 31, 2021, other than dividends paid to the shareholder of redeemable preferred shares by Gogoro Inc., neither Gogoro Inc. nor any of its subsidiaries have ever paid dividends or made distributions. Gogoro Inc. paid out an aggregate amount of $7,000,000 and $1,215,000 as dividends to shareholders of redeemable preferred shares for the years ended December 31, 2021 and December 31, 2020, respectively.
We incurred a net loss in fiscal year 2021 and we do not expect to distribute earnings in the near future. Going forward, we intend to continue to invest profit generated from our business operations to invest in new markets or business lines.
As of December 31, 2021, the following cash transfers have been made from the holding company, Gogoro Inc., to its subsidiaries:

•In 2019, Gogoro Inc. made a $115 million capital contribution to Gogoro Network and Gogoro Network subsequently made a $115 million capital contribution to Gogoro Network, Taiwan Branch to support business operations in Taiwan.
•In 2019, Gogoro Inc. made a $7 million capital contribution to GoShare Pte. Ltd. (“GoShare”) to set up GoShare’s local operating entity, GoShare Taiwan Limited to support business operations in Taiwan.
•In 2020, Gogoro Inc. made a $20 million capital contribution to Gogoro Taiwan Limited to support business operations in Taiwan.
Our subsidiaries transfer cash to each other through daily operations, including working capital and loans between companies. There are no restrictions on the transfer of cash within the Gogoro group.
Our subsidiaries have not made any dividend distributions to the holding company Gogoro Inc. Other than dividends paid to shareholders of redeemable preferred shares by Gogoro Inc., Gogoro Inc. has not made any dividend distribution to our U.S. or non-U.S. shareholders.
RMB is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their potential future RMB revenues to pay dividends to Gogoro Inc. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Shortages in availability of foreign currency may then restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. Currently, our PRC subsidiaries are inactive and do not purchase any foreign currency for settlement. However, if such needs arise in the future, the State Administration of Foreign Exchange of China (“SAFE”) and other relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future to settle transactions. The PRC government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside of PRC, pay dividends in foreign currencies to holders of our securities or to obtain foreign currency through debt or equity financing for our subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Conducting Operations in the PRC—PRC regulation on loans to, and direct investment in, PRC entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from making loans to or making additional capital contributions to our PRC subsidiaries” for a detailed discussion of the Chinese legal restrictions on the payment of dividends and our ability to transfer cash within our organization.
D. Property, Plant and Equipment
Our headquarters are located in our largest, primary location in Taoyuan, Taiwan where we maintain 23,000m2 housing our offices, labs, vehicle manufacturing, and logistics. Additional nearby facilities house our battery pack manufacturing in, a secure, clean-space, 2,900m square foot facility where we manage the entire end-to-end production, assembly, and packaging of our Smart Batteries. Powertrains, motors, and component assemblies are produced in our specialized 6,600m2 motor manufacturing location.
Our corporate offices are located in central Taipei, Taiwan, where we occupy 5,200m2 of office space to support our business unit management, corporate services, software, design, and marketing. Leases on each location are secured on multi-year contracts with favorable terms for long-term extensions.
Our facilities are each purpose-built for their specialized production processes, and closely located to streamline logistics and optimize for efficiency and risk management. Each facility is designed with a highly agile and reconfigurable operational model to support continued expansion and increased capacity. We believe our current space resources, along with the support of the significant manufacturing capacity of Foxconn and our large scale regional OEM partners, are sufficient to support our needs for the foreseeable future. Any additional space we may require will be available on commercially reasonable terms.
We intend to add new facilities or expand our existing facilities as we add employees and expand our production organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.
As of the date of this annual report, we are not aware of any environmental issues that may affect the utilization of any of the premises described above.
See “—Business Overview—Intellectual Property” for a description of our intellectual property.
ITEM 4.A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results Overview
We are an innovation company with a mission to accelerate the shift to sustainable urban life by eliminating the barriers to electric fuel adoption to bring smart and swappable electric power within reach of every urban rider in the world. Nowadays, we are enabling end customers on our network to refuel their ePTWs in seconds at our over 2.200 battery swapping locations in Taiwan. Our network has delivered over 248 million battery swaps as of December 31, 2021 and manages over 330,000 swaps a day as of December 31, 2021. Our systems have been refined and proven with over 4.5 billion kilometers ridden by over 450,000 subscribers as of December 31, 2021.
Our battery swapping technology comprises an interoperable platform that seamlessly integrates a comprehensive ecosystem of hardware, software, and services, which consists of Gogoro Smart Batteries, GoStations, Gogoro Network Software & Battery Management Systems, Smartscooter and related components and kits.
When we began the development of our first-of-their-kind Smart Batteries and Smartscooters in Taiwan there were no suitable manufacturing technologies or supplier solutions available. So we built our first Smart Factory, invented our own vertically integrated systems, and helped accelerate the technology shift within our supply chain. We have invested in our proprietary production methods and developed best practices combining advancements from premium automotive, consumer electronics, material science, and software. The innovation we have developed in the process has provided us a strong competitive advantage by allowing us to deliver technically advanced ePTWs while keeping our costs low.
In 2021, Gogoro announced the signing of a memorandum to form a strategic technology and manufacturing partnership with Foxconn, one of the world’s premier leaders in precision electronics, technical component manufacturing and modular EV system development. This alliance provides Gogoro an unprecedented advantage in driving the further acceleration and expansion of the ePTW industry combining our best-in-class ePTW technology and IP with their Tier 1, modularized production platform and capabilities. Today, Gogoro also has engaged with several of the largest PTW producers in the world including Hero, Yamaha, Yadea, and Dachangjiang, among others. Each has dominant ePTW manufacturing capacity, deep supply chain and regulatory compliance management in their regions and globally. Our engagements are designed to maximize their capabilities and market knowledge while accelerating their transition to ePTW manufacturing and specifically to battery swapping technology.
Gogoro generates two inter-linked revenue streams: (i) an initial enabling hardware sale followed by (ii) a recurring revenue from Swap & Go subscriptions to the battery swapping network. Enabling hardware entails the sale of an ePTW directly from Gogoro or PBGN OEM partners to an end-customer “batteries-not-included.” The end-customer then subscribes to the Gogoro Network battery swapping service for ongoing access to battery swapping at a set monthly or per-swap fee based on the energy consumed. Our business model has demonstrated ~100% attach rates for Gogoro Network subscription revenue for every annual cohort of ePTWs sold since inception in our home market of Taiwan. We believe the stickiness of Swap & Go subscription revenue accumulated over the life of every battery in the system represents compelling differentiation of our business model.
During the past decade in Taiwan, we have built our owned battery swapping network to establish the Gogoro battery swapping ecosystem and catalyze the marketplace. In just over six years, the ePTWs have grown to 10% of all PTWs since we launched our first ePTW in 2015, where virtually 100% of all PTWs in Taiwan were ICE PTWs at that time. As of December 31, 2021, approximately 97% of electric two-wheelers sales have been delivered from us and our PBGN OEM partners. As we continue to expand and add additional OEM partners beyond Taiwan, we will rely significantly on our strong and strategic OEM partnership with their global footprint, manufacturing agility, supply chain, and logistics capabilities, which will allow us to support our regional partners with greater speed and cost efficiency while further extending our brand’s reach. We believe that our proven battery swapping platform, enabling technologies and strong OEM partnerships will drive rapid and sustained growth opportunities into global markets in the future.
Since our inception in 2011, we have been engaged in developing and marketing our ePTW, battery swapping network, subscriptions, and other offerings, raising capital, and recruiting personnel. We have incurred net operating losses and net cash outflows from operations in every year since our inception. As of December 31, 2021, we had an accumulated deficit of $116.6 million. We have funded our operations primarily with proceeds from revenues generated from the sales of electric scooters and battery-swapping services, borrowings under our loan facilities, and private placements of our preferred and common shares.
Key Factors Affecting Our Performance
We believe that our performance and future success is dependent on multiple factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section of this annual report titled “Item 3. Key Information—D. Risk Factors.”
Current Situation with Regards to COVID-19
On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate.
The COVID-19 outbreak has resulted in the extended shutdown of certain businesses in Taiwan, which has resulted in disruptions or delays to our customers’ purchases of new ePTWs. Taiwan experienced pronounced impacts of COVID-19 approximately one year after the rest of the world starting in the second quarter of 2021. As a result of COVID-19, our revenues decreased by 16% for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 because Taiwan experienced a COVID-19 related lock-down in the second quarter of 2021. In addition, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, COVID-19 negatively impacted our battery-swapping energy services since riders reduced the commute and travel distance. Riding mileage on average dropped by 17% in June of 2021, compared to January to May of 2021 before the infection spiked. Sales volume of electric scooters has recovered gradually as a result of the COVID-19 pandemic easing in the second half of 2021. Average riding mileage increased 27% in December 2021, compared to June through August 2021 when the infection rate spiked in Taiwan. As a result, our revenues slightly increased by 1% for the year ended December 31, 2021 compared to the year ended December 31, 2020. We expect that the battery-swapping energy services will recover if the government lifts the soft lockdown, and long-term impact on the subscription-based battery-swapping energy services should be minor. For the year ended December 31, 2021 compared to the year ended December 31, 2020, there were also decreases in sales and marketing expenses due to the postponement of marketing activities because of COVID-19.
We have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring some employees to work remotely and implementing social distancing protocol for all work conducted onsite.
As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on our businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on Taiwan and global economies and the timing, scope and effectiveness of governmental responses to the pandemic.
Uncertainties of Market Fluctuation
We are currently a market leader in Taiwan in the ePTW and battery-swapping energy service. Various changes of market conditions may bring challenges to business operations, including but not limited to competitor actions, government policies relating to PTWs, technology changes, and other fluctuations. We will need to respond quickly and effectively to adapt to numerous market fluctuation in the future, including evolving competitor dynamics in each of our target markets, regulatory conditions, market opportunities, technologies and customer requirements.
Regulatory Changes
We operate in an industry which is subject to extensive environmental, safety and other regulations. The law and regulations to which we are subject include vehicle emissions, battery-charging and storage as well as battery disposal. The execution of our business plan by our management team will be significantly impacted by our ability to navigate changing regulatory contexts in each of our target markets.

Results of Operations
Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020
Gogoro’s results of operations for the years ended December 31, 2021 and 2020 are presented below (U.S. dollars in thousands except for %):

	Year Ended December 31,		Change
	2021	2020	$	%
Operating revenue	$366,009	$364,125	$1,884	1%
Cost of revenue	304,921	284,684	20,237	7%
Gross profit	61,088	79,441	(18,353)	-23%
Operating expenses:
Sales and marketing expenses	53,855	60,947	(7,092)	-12%
General and administrative expenses	33,951	26,282	7,669	29%
Research and development expenses	30,600	28,711	1,889	7%
Total operating expenses	118,406	115,940	2,466	2%
Operating loss	(57,318)	(36,499)	(20,819)	57%

Non-operating income and expenses:
Interest income	625	889	(264)	-30%
Other income	9,511	5,179	4,332	84%
Other gains and losses	(1,627)	(1,546)	(81)	5%
Loss on financial liabilities at fair value through profit or loss	(7,465)	(8,612)	1,147	-13%
Finance costs	(11,088)	(9,754)	(1,334)	14%
Total non-operating income and expenses	(10,044)	(13,844)	3,800	-27%
Loss before income tax	(67,362)	(50,343)	(17,019)	34%
Income tax benefit	—	1,063	(1,063)	-100%
Net loss	$(67,362)	$(49,280)	$(18,082)	37%

Operating Revenue
Total revenue increased by $1.9 million, or 1%, from $364.1 million for the year ended December 31, 2020 to $366.0 million for the year ended December 31, 2021. The increase was primarily due to an increase in battery-swapping and energy services revenue. The increase was partially offset by a decrease in sales of products and sales-related service revenue.
The revenue from sales of products and sales-related service decreased by $19.8 million, or 7%, from $274.8 million for the year ended December 31, 2020 to $255.0 million for the year ended December 31, 2021. The decrease was primarily due to the total number of electric scooters sold through retail and distribution channels decreasing by 5.1 thousand units, or 7%, from 77.0 thousand units for the year ended December 31, 2020 to 71.9 thousand units for the year ended December 31, 2021 which was impacted by the COVID-19 outbreak in Taiwan that resulted in a delay in an electric scooter subsidy to consumers, and a soft lock-down in the second quarter of 2021. Both have negatively impacted sales of electric scooters. However, sales volume of electric scooters have recovered gradually after COVID-19 pandemic, easing in the second half year of 2021.
The revenue from battery-swapping and energy services increased by $21.0 million, or 27%, from $78.6 million for the year ended December 31, 2020 to $99.6 million for the year ended December 31, 2021. The increase was primarily due to the accumulating subscriber base and the high retention rate of all subscribers. Although COVID-19 negatively impacted our battery-swapping energy services since riders reduced the commute and travel distance, we expect that the battery-swapping energy services will recover gradually after the government lifts the soft lockdown, and the long-term impact on the subscription-based battery- swapping energy services should be minor.
Cost of Revenue
Operating costs increased by $20.2 million, or 7%, from $284.7 million for the year ended December 31, 2020 to $304.9 million for the year ended December 31, 2021. The increase was primarily due to the expanding user base of battery- swapping energy services, which resulted in increased operating and maintenance cost such as electricity expense and depreciation expense of leasing assets and the increased production cost per electric scooter, which resulted from idle capacity charges since ramp down in production due to slow sales of electric scooters during the year ended December 31, 2021.

Sales and Marketing Expenses
Sales and marketing expenses decreased by $7.0 million, or 12%, from $60.9 million for the year ended December 31, 2020 to $53.9 million for the year ended December 31, 2021. The decrease was primarily due to a decrease of $5.1 million in marketing and promotional expenses due to the postponement of marketing activities because of COVID-19 in 2021.
General and Administrative Expenses
General and administrative expenses increased by $7.7 million, or 29%, from $26.3 million for the year ended December 31, 2020 to $34.0 million for the year ended December 31, 2021. The increase was primarily due to a $5.5 million increase in professional service expenses in connection with Business Combination-related expenses, and a $1.45 million increase in stock-based compensation expense associated with restricted stock awards. Other than above, general and administrative expenses remained relatively stable due to stricter expense controls we put in place as a result of COVID-19, which resulted in a reduction of payroll, travel expenses and other headcount-related expenses.
Research and Development Expenses
Research and development expenses increased by $1.9 million, or 7%, from $28.7 million for the year ended December 31, 2020 to $30.6 million for the year ended December 31, 2021. The increase was primarily due to an increase of $1.57 million in stock-based compensation expense associated with the issuance of restricted stock awards.
Interest Income
Interest income decreased by $0.3 million, or 30%, from $0.9 million for the year ended December 31, 2020 to $0.6 million for the year ended December 31, 2021. The decrease was primarily due to lower interest rates in 2021 compared to 2020.
Other Income
Other income increased by $4.3 million, or 84%, from $5.2 million for the year ended December 31, 2020 to $9.5 million for the year ended December 31, 2021. The increase was primarily due to an increase in income from government grants related to our battery-swapping energy services.
Other Gains and Losses
Other gains and losses changed unfavorably by $0.1 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. The unfavorable change was primarily due to fluctuations in foreign currency exchange rates.
Loss on Financial Liabilities at Fair Value Through Profit or Loss
Loss on financial liabilities at fair value through profit or loss (FVTPL) remained relatively stable at $7.5 million for the year ended December 31, 2021 as compared to $8.6 million for the year ended December 31, 2020. The slight decrease was primarily due to the change in fair value of the redeemable preferred shares. We redeemed all redeemable capital preferred shares in January 2022.
Finance Costs
Finance costs increased by $1.3 million, or 14%, from $9.8 million for the year ended December 31, 2020 to $11.1 million for the year ended December 31, 2021. The increase was primarily due to the principal balance of short-term and long-term borrowings being higher in 2021.

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019
Gogoro’s results of operations for the years ended December 31, 2020 and 2019 are presented below (U.S. dollars in thousands except for %):

	Year Ended December 31,		Change
	2020	2019	$	%
Operating revenue	$364,125	$439,240	$(75,115)	-17%
Cost of revenue	284,684	346,032	(61,348)	-18%
Gross profit	79,441	93,208	(13,767)	-15%
Operating expenses:
Sales and marketing expenses	60,947	51,090	9,857	19%
General and administrative expenses	26,282	25,993	289	1%
Research and development expenses	28,711	27,221	1,490	5%
Total operating expenses	115,940	104,304	11,636	11%
Operating loss	(36,499)	(11,096)	(25,403)	229%

Non-operating income and expenses:
Interest income	889	4,177	(3,288)	-79%
Other income	5,179	3,641	1,538	42%
Other gains and losses	(1,546)	236	(1,782)	-755%
Loss on financial liabilities at fair value through profit or loss	(8,612)	—	(8,612)	-100%
Finance costs	(9,754)	(9,032)	(722)	8%
Total non-operating income and expenses	(13,844)	(978)	(12,866)	1316%
Loss before income tax	(50,343)	(12,074)	(38,269)	317%
Income tax benefit (expense)	1,063	(1,014)	2,077	-205%
Net loss	$(49,280)	$(13,088)	$(36,192)	277%
Operating Revenue
Of the total revenue of $364.1 million for the year ended December 31, 2020, $274.8 million of revenue was from the sales of products such as electric scooters and related hardware and sales-related services, $78.6 million was from battery swapping and energy services and the balance of $10.7 million was from other revenues; whereby of the total revenue of $439.2 million for the year ended December 31, 2019, $390.2 million of revenue was from the sales of products such as electric scooters and related hardware and sales-related services, $44.5 million was from battery swapping and energy services and the balance of $4.5 million was from other revenues.
Total revenue decreased by $75.1 million, or 17%, from $439.2 million for the year ended December 31, 2019 to $364.1 million for the year ended December 31, 2020. The decrease in revenue was primarily due to the total number of electric scooters sold through retail and distribution channels decreasing by 63.1 thousand units, or 45%, from 140.1 thousand units for the year ended December 31, 2019 to 77.0 thousand units for the year ended December 31, 2020. This was primarily due to an increase in the subsidy for ICE PTWs provided by the Taiwan government in 2020 and a decrease in gas prices, both of which increased the demand for gas scooters and negatively impacted electric scooter sales. The decrease in revenue was partially offset by an increase in recurring revenue from our battery-swapping and energy services which, despite the reduction in hardware volume, increased from $44.5 million for the year ended December 31, 2019, to $78.6 million for the year ended December 31, 2020, an increase of 77%. This increase is a result of the accumulating subscriber base and the high retention rate of all subscribers.
Cost of Revenue
Operating cost decreased by $61.3 million, or 18%, from $346.0 million for the year ended December 31, 2019 to $284.7 million for the year ended December 31, 2020. The decrease was primarily due to the substantial decrease in the sales volume of electric scooters in 2020 compared to 2019. The decrease was partially offset by the increased cost per electric scooter, which resulted from idle capacity charges and the continuously expanding user base of battery-swapping energy services, which resulted in increased operating and maintenance cost.
Sales and Marketing Expenses
Sales and marketing expenses increased by $9.8 million, or 19%, from $51.1 million for the year ended December 31, 2019 to $60.9 million for the year ended December 31, 2020. The increase was primarily due to a $8.6 million increase in marketing promotions expenses to attract customers since the government subsidies for electric scooters decreased in 2020.

General and Administrative Expenses
General and administrative expenses remained relatively stable at $26.3 million for the year ended December 31, 2020 as compared to $26.0 million for the year ended December 31, 2019. The slight increase was primarily due to an increase in headcount which resulted in minor increases in software licensing expenses and service expense. The increase was partially offset by the stricter expense controls, including careful monitoring of headcount replacement.
Research and Development Expenses
Research and development expenses remained relatively stable at $28.7 million for the year ended December 31, 2020 as compared to $27.2 million for the year ended December 31, 2019. The expenses were relatively stable because we continued to invest in development of new products and technologies regardless of short-term changes in sales revenue.
Interest Income
Interest income decreased by $3.3 million, or 79%, from $4.2 million for the year ended December 31, 2019 to $0.9 million for the year ended December 31, 2020. The decrease was primarily due to a decrease in interest rates in 2020 compared to 2019. The decrease was partially offset by the increased amount of cash deposits in 2020 compared to 2019.
Other Income
Other income increased by $1.6 million, or 42%, from $3.6 million for the year ended December 31, 2019 to $5.2 million for the year ended December 31, 2020. The increase was primarily due to an increase in income related to government grants related to our battery-swapping energy services and sharing business.
Other Gains and Losses
Other gains and losses changed unfavorably by $1.7 million in the year ended December 31, 2020 as compared to the year ended December 31, 2019. The unfavorable change was primarily due to fluctuations in foreign currency exchange rates.
Loss on Financial Liabilities at Fair Value Through Profit or Loss
Loss on financial liabilities at fair value through profit or loss (FVTPL) increased by $8.6 million in the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase was primarily due to the change in fair value of the redeemable preferred shares. Since Gogoro has a concrete plan to redeem the preferred shares in the foreseeable future, we designated the redeemable preferred shares as at FVTPL.
Finance Costs
Finance costs increased by $0.8 million, or 8%, from $9.0 million for the year ended December 31, 2019 to $9.8 million for the year ended December 31, 2020. The increase was primarily due to an increase of $1.8 million in interest on borrowings, partially offset by a decrease of $1.1 million in interest on bonds payable.
B. Liquidity and Capital Resources
Since inception, we have financed our operations through our sales, a syndicated loan and revolving credit facilities with banks or financial institutions, other borrowings and debt capital, and contributions from shareholders. As of December 31, 2021, we had current assets of $358.0 million, current liabilities of $480.5 million, which primarily consisted of current portion of long-term borrowings (including bonds payable and financial liabilities at fair value through profit or loss), short-term bills payable and notes and trade payable. As of December 31, 2021, we had cash and cash equivalents of $217.4 million, which consisted of cash on hand, checking accounts and demand deposits, time deposits and repurchase agreements collateralized by bonds, also had other current financial assets of $28.7 million, which consisted of time deposits with original maturities of more than three months and restricted deposits. We incurred a net loss of $67.4 million for the year ended December 31, 2021 and a net loss of $49.3 million for the year ended December 31, 2020. We expect to continue to incur net losses in the short term as we continue to execute on our growth strategy.
In addition to cash on hand, the checking accounts and demand deposits, time deposits and repurchase agreements collateralized by bonds discussed above, we also have the net proceeds of approximately $345 million in connection with the Business Combination. We believe we have sufficient resources to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report and sufficient to fund our operations. We may, however, need additional cash resources due to changed business conditions or other developments, including disruptions due to the COVID-19 pandemic, uncertainties of market fluctuation and regulatory changes. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our growth strategy, which could have an adverse impact on our business and financial prospects.

Our short-term liquidity requirements are primarily linked to the business operation, including payments for production materials, parts, and operating expenses. Our long-term liquidity requirements are primarily linked to the continued extension of the Gogoro network platform and production or purchase of Smart Battery and Battery Swap Stations equipment that support Battery Swap operation owned by us. In addition, we have plans to invest to expand our geographical footprint in battery swapping service, beginning with mainland China, India, and other markets.
With the successful conclusion of the merger and the PIPE Investment, we believe we will have sufficient capital to execute our plan. We plan to continue to invest in our core technology capabilities (research and development), to grow our Gogoro Network in Taiwan and for working capital and other operational requirements. Additionally, we will expand enabling hardware and battery swapping service to international markets. We have the option to invest in mainland China and India battery swapping service in the next 12 to 18 months. It is likely that we will make investments in other growing markets such as Southeast Asia. If additional funds are required to support our working capital requirements, expansion plan and other purposes, we may seek to raise funds through additional debt financing or from other sources. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility and would also require us to incur interest expense. If we raise additional funds through the issuance of equity, the percentage ownership of our equity holders could be diluted. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain additional financing on terms favorable to us.
In order to replenish the operating fund for purchasing the batteries of electric scooters, for building battery swap stations and for developing upgraded batteries of electric scooters, Gogoro Network Taiwan Branch has signed a syndicated loan agreement with Mega Bank, a mandated lead arranger, and other banks or financial institutions as participants in August 2016. Such loan agreement was further renewed in March 2019.
The renewed loan was a five-year term loan (the “2019 Term Loan”), with a credit line of NTD $7,200.0 million and interest calculated at Taipei Interbank Offered Rate (“TAIBOR”) plus 1.40% to 1.60%. The 2019 Term Loan included a covenant requiring us to maintain its financial ratio as follows:
1)Current ratio no lower than 100%.
2)Debt ratio [(Total liabilities—Lease liabilities)/Total Equity] no higher than 230%.
The 2019 Term Loan was amended in December 2020 to revise the financial covenants which applies to Gogoro’s 2020 consolidated financial statements submitted to the bank and thereafter. The revised financial covenants are as follows:
1)Current ratio no lower than 100%.
2)Debt ratio [(Total liabilities—Lease liabilities)/Total Equity] no higher than 350% when net profit margin lower than 0%, and no higher than 400% when net profit margin higher than 0%, respectively.
According to the loan agreement, in case of two consecutive failures to meet the above financial ratios or requirements, unless it constitutes other breach events, such failure shall still not be deemed as an breach of loan agreement. However, the Company shall submit specific financial improvement measures (including but not limited to capital injection) to Mega Bank.
As of December 31, 2021, the current ratio was lower than 100% and debt ratio was higher than 400% which both have not been maintained per the loan requirements. Since Gogoro completed its business combination with Poema and PIPE share subscription plan on April 4, 2022, and through the transaction Gogoro has received approximately $344,757 thousand equity investment amount in total which in turn has significantly improved the Company's current ratio and debt ratio.
Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows (U.S. dollars in thousands):

	For the years ended December 31,
	2021	2020	2019
Net cash generated from operating activities	$80,794	$756	$25,371
Net cash used in investing activities	(41,518)	(251,757)	(177,582)
Net cash generated from financing activities	61,764	187,265	32,236
Exchange differences on translating foreign operations	(2,653)	(942)	2,322
Net increase (decrease) in cash and cash equivalents	$98,387	$(64,678)	$(117,653)
Operating Activities
Cash flows from operating activities are re-invested to support the growth of our business. We invest in research and development, sales and marketing activities, general and administrative expenses, and working capital. Our operating cash inflows include cash from sales of electric scooters and related hardware, battery swapping and energy services revenue, leasing revenue and sales-related services revenue. These cash inflows are offset by our payments to suppliers for production materials and parts used in our manufacturing process, operating expenses, and interest payments on our financings.
During the year ended December 31, 2021, net cash generated from operating activities was $80.8 million. The primary factors affecting operating cash flows during this period were a loss before income tax of $67.4 million after deducting non-cash charges of $118.0 million consisting primarily of depreciation and amortization expenses of $94.8 million, an increase in working capital of $40.4 million and interest expense payment of $10.9 million. The decrease in net operating assets and liabilities was mainly driven by a larger decrease in inventories from ramp down in production due to slow sales of electric scooters during the year ended December 31, 2021, and a larger increase in notes payable and trade payable due to payments for production materials. The decrease in our net operating assets and liabilities was partially offset by a smaller increase in prepayments primarily due to increase in prepayment of battery cell and overpaid sales tax.
During the year ended December 31, 2020, net cash generated from operating activities was $0.8 million. The primary factors affecting operating cash flows during this period were a net loss of $50.3 million after deducting non-cash charges of $99.8 million, consisting primarily of depreciation and amortization expenses of $78.6 million, partially offset by a decrease in working capital of $39.6 million, and interest expense payments of $10.0 million. The increase in our net operating assets and liabilities was mainly driven by a larger decrease in notes payable and trade payable and a larger decrease in other payables due to repayment for production materials and operating expenses, and a larger increase in inventories and a larger decrease in contract liabilities due to slow sales of electric scooters during the year ended December 31, 2020. The increase in our net operating assets and liabilities was partially offset by a larger decrease in prepayments due to less prepayments to suppliers, a larger decrease in other current assets due to less temporary payments for commodity tax from less electric scooters production, and a smaller decrease in trade receivables.
During the year ended December 31, 2019, net cash generated from operating activities was $25.4 million. The primary factors affecting operating cash flows during this period were a net loss of $12.1 million after deducting non-cash charges of $63.8 million consisting primarily of depreciation and amortization expenses of $57.2 million, partially offset by a decrease in working capital of $21.9 million, and a decrease in interest payments of $9.0 million. The increase in our net operating assets and liabilities was mainly driven by a larger increase in inventories for higher sales of electric scooters during the year ended December 31, 2019, and a larger increase in other current assets due to more temporary payments for commodity tax from more electric scooters production. The increase in our net operating assets and liabilities was partially offset by a larger increase in notes payable and a larger increase in other payables from ramp up in production, and a smaller increase in trade receivable and a larger increase in provisions for product warranty from higher sales of electric scooters during the year ended December 31, 2019.
Investing Activities
Cash used in investing activities primarily relate to capital expenditures for batteries in support of energy usage and battery swapping, manufacturing equipment and machinery, tooling equipment and leasehold improvements as we continue to invest in our business infrastructure and scale our manufacturing operations.
Net cash used in investing activities was $41.5 million for the year ended December 31, 2021, which primarily consisted of cash outflows for investing in fixed assets (mainly consisted of batteries and machinery equipment) in support of our battery-swapping energy services. The decrease in other financial assets (including time deposits with original maturities of more than three months) of $84.1 million for the year ended December 31, 2021 partially offset the cash outflow.
Net cash used in investing activities was $251.8 million for the year ended December 31, 2020 and $177.6 million for the year ended December 31, 2019. In both periods, this primarily consisted of cash outflows for investing in fixed assets (plant and equipment) in support of our battery-swapping energy services. In addition, the increase in other financial assets of $106.1 million primarily due to we re-allocated cash position and did time deposit for the tenor with original maturities of more than 3 months.
Financing Activities
Net cash generated from financing activities was $61.8 million for the year ended December 31, 2021, which was primarily due to $86.7 million proceeds from long-term borrowings and $37.0 million proceeds from short-term borrowings. The cash inflow was partially offset by repayments of long-term borrowings of $26.2 million and repayments of short-term borrowings of $16.4 million.
Net cash generated from financing activities was $187.3 million for the year ended December 31, 2020, which was primarily due to $100 million of cash proceeds from the issuance of the redeemable preferred shares which were designated at fair value through profit or loss and $118.7 million of proceeds from long-term borrowings.
Net cash generated from financing activities was $32.2 million for the year ended December 31, 2019, which was primarily due to $75.8 million proceeds from short-term borrowings and $55.0 million proceeds from long-term borrowing. The cash inflow was partially offset by repayments of long-term borrowings of $89.6 million.
Material Cash Requirements from Known Contractual Obligations

Our primary contractual obligations consist of liabilities related to outstanding loan agreements as well as preferred stock obligations, commercial bond obligations, capital leases and non-cancellable purchase commitments.
From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms, variability in the precise growth curves of our development and production amps, and opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders under such contracts beyond the short term, and the timing and magnitude of purchase orders beyond such period is difficult to accurately project.
As of December 31, 2021, we and our subsidiaries had outstanding $681.9 million in aggregate principal amount of indebtedness, of which $459.4million is scheduled to become due in the succeeding 12 months, where includes 79.7 million of non-cancellable purchase commitments, 138.5million of bank loans, 11.6 million of lease liabilities, 108.1 million of Preferred stock obligations, 100 million of Commercial bond obligations, 15 million of capital purchase or other purchase obligations, and 6.5million of warranty cost. To the rest of outstanding indebtedness, we have 222.5 million scheduled to become in the future 1 to 5 years, and other 0.03 million more than 5 years.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Critical Accounting Estimates
Summarized below are our accounting estimates that we believe are important to the portrayal of our financial results and also involve the need for management to make estimates about the effect of matters that are uncertain in nature. Actual results may differ from these estimates, judgments and assumptions. Certain accounting estimates are particularly critical because of their significance to our reported financial results and the possibility that future events may differ significantly from the conditions and assumptions underlying the estimates used and judgments made by us in preparing our financial statements. The following discussion should be read in conjunction with the consolidated financial statements and related notes, which are included in this annual report.
Provisions
Provisions are recognized when we have a present obligation as a result of a past event, it is probable that we will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
We accrue a warranty reserve for the electric scooters sold, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electronic scooters. These estimates are inherently uncertain due to our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future.
Equity
We estimate the grant date fair value of our ordinary shares using the income approach because the income approach incorporates future growth prospects and economic benefits resulting from the execution of the our business strategy and anticipated operational improvements. Prior to our shares were listed on the Nasdaq Stock Exchange on April 5, 2022, we were privately-held, the pricing inputs including the discount rate are estimated based on its peer group companies. We have also engaged external consultants to assist with an estimation of the fair value of our restricted stock awards. The valuation assumption methodology is as follows:
[Step 1] Value analysis of our total equity:
We adopted the income approach to determine its equity value and applied the market approach (the market comparable method) to cross-check. Under the income approach, our financial forecast considers four different markets: Taiwan, mainland China, India, and Southeast Asia. Different discount rates are applied according to the outlook and growth rates in each market.
[Step 2] Value analysis of our common equity:
Based on the analysis of our equity value in Step 1 and the terms of our preferred and ordinary shares, our applied an equity allocation model to further estimate the value of our preferred and ordinary shares.

[Step 3] Value analysis of the restricted stock to be issued:
Adopting the valuation result of our ordinary shares in Step 2, we estimated the number of shares that will be vested on the date we become a public company as well as each subsequent year and the corresponding expenses based on the historical employee turnover rate of 14.30% and related terms of the restricted shares. The expenses were then derived based on the vested schedule provided.
In addition, we applied the equity allocation model to estimate the fair value of Gogoro’s ordinary shares. Based on its valuation, the suggested value of the underlying common shares, on a non-controlling and non-marketable basis, ranged from $4.97 to $5.98 per share, implying an average of $5.47 per share. As a result, we adopted the average of the range or a fair value of $4.68 per share in respect of the awards.
The fair value at the grant date of the restricted shares for employees is expensed on a straight-line basis over the vesting period based on the our best estimates of the number of shares or options that are expected to ultimately vest, with a corresponding increase in capital surplus. At the end of each reporting date, we revise our estimate of the number of restricted shares for employees that are expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information concerning our current directors and executive officers as of the date of this report:

Name	Age	Position(s)
Horace Luke	51	Chief Executive Officer, Chairman of the Board and Director
Bruce Aitken	52	Chief Financial Officer
Ming-I Peng	53	Chief Product Officer
Alan Pan	46	General Manager, Gogoro Network
Pass Liao	47	General Manager, Gogoro Solutions
Michael R. Splinter(1)	71	Director
Yoshihiko Yamada(4)(5)	70	Director
Hui-Ming "HM" Cheng(2)(6)	67	Director
Ming-Shan Lee (Sam)(4)	56	Director
Homer Sun	50	Director
Chung-Yao Yin(3)	38	Director
________________________________________
(1)Chairman of Compensation Committee
(2)Chairman of the Audit Committee
(3)Chairman of Nominating & Corporate Governance Committee
(4)Member of the Audit Committee
(5)Member of the Compensation Committee
(6)Member of the Nominating & Corporate Governance Committee
Executive Officers
Horace Luke is our Founder and has served as Chief Executive Officer and Chairman of our board of directors since inception in June 2011. Previously, Mr. Luke served as Chief Innovation Officer at HTC Corporation (TWSE: 2498) from November 2006 to May 2011, where he led product strategy and the company’s transformation from a white label hardware manufacturer to a global smartphone brand. Prior to that, Mr. Luke spent ten years as Creative Director at Microsoft (Nasdaq: MSFT), where he led product ideation and brand development for a variety of Microsoft’s important franchises including the first-generation Xbox, Windows XP and Windows Mobile. Mr. Luke holds a B.F.A. and B.A. in Industrial Design and Fine Art from the University of Washington. We believe Mr. Luke is qualified to serve on our board of directors based on the perspective he brings as our Founder and Chief Executive Officer, and due to his extensive operational and historical expertise and experience in the technology industry.
Bruce Aitken has served as our Chief Financial Officer since June 2018. Prior to joining Gogoro, Mr. Aitken served as General Manager of Kindle/Devices, China for Amazon.com, Inc. (Nasdaq: AMZN) from October 2016 to April 2018. Prior to that, Mr. Aitken held various leadership positions at Intel Corporation (Nasdaq: INTC) from June 1996 to October 2016, most recently serving as Director of China Finance and Director of China Strategy. Mr. Aitken holds a M.B.A. from the University of Oregon, Charles H. Lundquist College of Business, a J.D. from the University of Oregon School of Law and a B.A. in Business Administration from Oregon State University.
Ming-I Peng has served as our Chief Product Officer since May 2019 and Vice President of Marketing from April 2018 to May 2019. Prior to joining Gogoro, Mr. Peng served as Marketing Director at MediaTek Inc. (TPE: 2454) from November 2016 to March 2018. Prior to that, Mr. Peng served as Senior Director of Greater China Marketing and China Distribution Sales at BlackBerry Limited (NYSE: BB) from 2012 to 2013 and as Senior Director of Global Retail Strategy at HTC Corporation (TWSE: 2498) from April 2011 and September 2011. Prior to that, Mr. Peng held positions at Nokia (China) Investment Co., Ltd., a subsidiary of Nokia, Inc. (NYSE: NOK), Inventec Corporation (TPE: 2356), Volvo Cars Taiwan, Microsoft Taiwan Corporation, a subsidiary of Microsoft Corporation (Nasdaq: MSFT), and Apple Computer Asia Inc., a subsidiary of Apple Inc. (Nasdaq: AAPL). Mr. Peng holds a B.S.C. in Mathematics from the National Taiwan University.
Alan Pan has served as General Manager of Gogoro Network since October 2018. Mr. Pan is responsible for Gogoro Network’s business, including the establishment, growth and operations of Gogoro Network in Taiwan, as well as its expansion beyond Taiwan. Prior to that, Mr. Pan served as Vice President of Gogoro Network from October 2015 to September 2018. Mr. Pan has also served as Branch Manager of the Taiwan Branch of Gogoro Network (Cayman Islands), a subsidiary of Gogoro, since February 2016 and as Branch Manager of France Branch of Gogoro Network B.V., a subsidiary of Gogoro, since April 2021. Mr. Pan holds an M.B.A. from The University of Texas at Arlington and a Bachelor degree in Management Information Systems from Chung Yuan Christian University.
Pass Liao has served as the General Manager of Gogoro Solutions since July 2019. Mr. Liao is responsible for our PBGN program, a program focused on fostering a new range of electric vehicles that integrate with the Gogoro Network from a variety of vehicle makers.

Prior to that, Mr. Liao served as our Vice President of New Product Development from 2015 to June 2019, and as our Senior Director of Quality from 2013 to 2015. Prior to joining Gogoro, Mr. Liao served as a TQE Leader, Asia, at IKEA from 2010 to 2013. Mr. Liao holds a B.S. in Mechanical Engineering from National Taiwan Ocean University.
Directors
Hui-Ming “HM” Cheng has served on our board of directors since 2013. Mr. Cheng served as President and General Manager of Walsin Lihwa Corporation (TPE: 1605) from 2011 to June 2019 and as a member of its board of directors from 2014 to May 2020. Mr. Cheng previously served as Chief Financial Officer at HTC Corporation (TWSE: 2498) from 2006 to 2010. Prior to HTC, Mr. Cheng served as Chief Financial Officer of Taiwan Mobile Co., Ltd. (TWSE: 3045), Chief Financial Officer of Fubon Financial Holding Co., Ltd. (TPE: 2881), and Vice President of Finance at Winbond Electronics Corp (TPE: 2344).
Mr. Cheng has served on the board of directors of KHL Venture Capital Co., Ltd. since May 2020, KHL IB Venture Capital Co., Ltd. since May 2020, KHL IV Venture Capital Co., Ltd. since April 2019, KHL V Venture Capital Co., Ltd. since August 2021, ACME Electronics Corporation (TPEX: 8121) since June 2020 and Ganso Co., Ltd. (SHA: 603886) since January 2019. Mr. Cheng holds an M.B.A. from Indiana University Bloomington, a graduate degree in Chemical Engineering from the University of California Los Angeles and an undergraduate degree from National Taiwan University. In 2002, he was honored as “the Best Chief Financial Officer in Taiwan”.
We believe Mr. Cheng is qualified to serve on our board of directors based on his extensive track record of success as a business executive and his technical knowledge in finance, accounting and operations.
Ming-Shan Lee (Sam) has served on our board of directors since November 2019. Mr. Lee is the founder of MagiCapital Management Ltd. and has served as its Chief Executive Officer since 2011. He is a seasoned private equity investor with over 20 years of experience, starting his professional career from a management trainee of Citi Bank, a subsidiary of Citigroup Inc. (NYSE: C), then the Vice President of Investment Banking of JP Morgan (NYSE: JPM), and the Executive Vice President and Head of International Business Development of Great China of Yuanta Securities, a subsidiary of Yuanta Financial Holding Co., Limited (TPE: 2885). Mr. Lee has served on the board of directors of Bafang Yunji International Co Ltd (TT: 2753) since 2013, Nien Made Enterprise Co., Ltd. (TT: 8464) since 2015, Epic Wise Ltd. since 2017, DFI Inc (TT: 2397) since March 2020, ILI Technology Corp, a subsidiary of MediaTek Inc. (TPE: 2454) since December 2020 and Shanghai Huamer Foods, Co., Ltd since July 2020. Mr. Lee holds a B.A. in Business from Soochow University and a M.B.A. from National Chengchi University.
We believe Mr. Lee is qualified to serve on our board of directors based on his extensive expertise in business and finance.
Michael Splinter has served on our board of directors since July 2018. Mr. Splinter has served as the Chairman of Nasdaq, Inc. (Nasdaq: NDAQ) since May 2017 and has served on the board since 2008. Mr. Splinter has also served on the board of directors of Taiwan Semiconductor Manufacturing Company, Limited (NYSE: TSM) since June 2015. Mr. Splinter has served as General Partner, Business and Technology Consultant and Co-Founder of WISC Partners LP since December 2015. Mr. Splinter has served as the Owner of MRS Business and Technology Advisors since September 2015. Mr. Splinter has served on the board of Kioxia since July 2018. He served as Chief Executive Officer of Applied Materials, Inc. (Nasdaq: AMAT) from 2003 to 2015, and as its Chairman of the board from 2009 to 2015. Mr. Splinter holds a B.S. in Electrical and Electronics Engineering, a M.A. in Electrical Engineering, and an honorary Ph.D. in Engineering, all from the University of Wisconsin Madison.
We believe Mr. Splinter is qualified to serve on our board of directors based on his background as an engineer and technologist, as well as his many years of experience in the semiconductor industry.
Homer Sun joined our board of directors in connection with the closing of the Business Combination in April 2022 and has served as the Chief Executive Officer of Poema Global since its inception. Mr. Sun was formerly the Chief Investment Officer of Morgan Stanley Private Equity Asia (a subsidiary of Morgan Stanley (NYSE: MS)), a Managing Director at Morgan Stanley and a member of the firm’s Global Private Credit & Equity Executive Committee as well as the firm’s China Management Committee from March 2006 to January 2020. Prior to MSPE Asia, Mr. Sun served as an M&A banker at Morgan Stanley’s Investment Banking Division from April 2000 to March 2006, and as an M&A lawyer at Simpson Thacher & Bartlett LLP from September 1996 to March 2000. Mr. Sun holds a B.S.E. in Chemical Engineering, magna cum laude, from the University of Michigan and a J.D., cum laude, from the University of Michigan Law School.
We believe Mr. Sun is qualified to serve on our board of directors based on his extensive experience in finance, business and management.
Yoshihiko Yamada has served on our board of directors since November 2019. Mr. Yamada has served on the board of Japan Communications Inc. (TYO: 9424) since June 2016. From November 2017 to July 2019, Mr. Yamada served as Vice President of Tesla Gigafactory in Nevada (Nasdaq: TSLA). Prior to that, Mr. Yamada served as EVP of Panasonic Corporation (TYO: 6752) from June 2014 to June 2016 and as a member of its board of directors from June 2010 to June 2016. Mr. Yamada received a B.A. in Economics from Keio University.
We believe Mr. Yamada is qualified to serve on our board of directors based on his extensive experience as an executive and board member of major companies in the technology industry.

Chung-Yao Yin will be joining our board of directors upon the Closing of the Business Combination. Mr. Yin has served as Vice Chairman of Nan Shan Life Insurance Co., Ltd. since December 2019 and as a member of its board of directors since June 2016. Mr. Yin previously served as Special Assistant to the Chairman at Nan Shan Life Insurance Co., Ltd. from July 2016 to December 2019.
Mr. Yin has served on the board of directors of Gogoro Taiwan Limited since June 2019, Gogoro Taiwan Sales and Services Limited since June 2019, GoShare Taiwan Limited since July 2019, Gogoro Network since May 2019, Gogoro Network Pte. Ltd. since July 2019, Gogoro Singapore Holding Pte. Ltd. since July 2019 and GoShare Pte. Ltd. since July 2019.
Mr. Yin has served on the board of directors of Nan Shan General Insurance Company, Ltd. since June 2016, Nan Shan Life Charity Foundation since January 2020, Ruen Chen Investment Holding Co., Ltd. since June 2016, Ruentex Industries Limited since June 2016, Ruentex Development Co., Ltd. since July 2016, Ruentex Materials Co., Ltd. since May 2016, Ruentex Engineering & Construction Co., Ltd. since May 2016, Ruentex Xu-Zhan Development co., Ltd. since April 2016, Ruentex Interior Design Inc. since December 2022, Obigen Pharma, Inc. since April 2021, Peng-Lin Investment Limited since July 2013, Yi Tai Investment Co., Ltd. since June 2018, Ren Ying Enterprise Co., Ltd. since June 2018, Chang Chun Investment Co., Ltd. since June 2018, Sheng Cheng Investment Co., Ltd. since June 2018, Ruentex Leasing Co., Ltd. since June 2018, Ruen Hua Dyeing & Weaving Co., Ltd. since June 2018, Jing Hong Investment Co., Ltd since June 2018, the Tang Prize Foundation since 2012, the Yin Shu-Tien Medical Foundation since 2006 and the Mr. Hsun-Ruo YIN Educational Foundation since 2006. Mr. Yin holds a Doctor of Philosophy in Oriental Studies from the University of Oxford.
We believe Mr. Yin is qualified to serve on our board of directors based on his experience in business management and operations.
Family Relationships
There are no familial relationships among our directors and executive officers.
B. Compensation of Directors and Executive Officers
Aggregate Compensation of Our Executive Officers and Directors
For the year ended December 31, 2021, we paid an aggregate of $2.7 million in cash and benefits to our executive officers and directors.
Equity Incentive Plans
2022 Equity Incentive Plan
Our board of directors approved our 2022 Equity Incentive Plan, or the 2022 Plan, which became effective immediately prior to the closing of the Business Combination. The 2022 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors and consultants and employees and consultants of any of our parents or subsidiaries. For the avoidance of doubt, the administrator may grant awards to any of the foregoing service providers, including individuals who may be considered “related parties” under the Nasdaq listing rules, including as consideration in a transaction or series of related transactions in which a related party has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in Gogoro or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions. We have six non-employee directors, and together with our subsidiaries, collectively have approximately 2,000 employees (including employee directors) and no consultants. Each of these individuals are eligible to be selected to receive an award under the 2022 Plan if selected by the administrator.
Authorized Shares. Subject to the adjustment provisions contained in the 2022 Plan and the evergreen provision described below, a total of 26,633,840 Gogoro Ordinary Shares are reserved for issuance pursuant to the 2022 Plan. The number of shares subject to the 2022 Plan was increased by 7,990,152 Gogoro Ordinary Shares, for granting incentive awards to employees of us or our subsidiaries, one-third (1/3) of each such award will vest upon the occurrence of an Earnout Event during the Earnout Period (the “Incentive Award Pool”). In addition, the shares reserved for issuance under the 2022 Plan includes any Gogoro Ordinary Shares subject to awards of stock options or other awards granted under the Company Incentive Plans (as defined in the Merger Agreement) that are assumed pursuant to the Merger Agreement (or “assumed awards”) that, on or after the Effective Time, are cancelled, expire or otherwise terminate without having been exercised in full, are forfeited to or repurchased by us due to failure to vest, or are withheld by us from assumed awards other than restricted stock for payment of an exercise price or for tax withholding obligations (provided that the maximum number of shares that may be added to the 2022 Plan pursuant to this sentence is 7,791,496 shares). The number of shares available for issuance under the 2022 Plan includes an automatic annual increase, or the evergreen feature, on the first day of each of our fiscal years, beginning with our fiscal year 2023 and ceasing as described below, equal to the least of:
•7,990,152 Gogoro Ordinary Shares;
•a number of shares equal to 3% of the total number of all outstanding Gogoro Ordinary Shares as of the last day of the immediately preceding fiscal year; or
•such number of shares as the administrator of the 2022 Plan may determine.

The evergreen feature and any provisions that are or would create a “formula” plan for purposes of the Nasdaq listing requirements operates only until the ten-year anniversary of the earlier of the initial adoption of the 2022 Plan by our board of directors or the approval of the 2022 Plan by our shareholders, and therefore no automatic share reserve increase under the evergreen feature will be added after the increase on the first day of our 2031 fiscal year. Shares issuable under the 2022 Plan may be authorized, but unissued, or reacquired Gogoro Ordinary Shares. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below, and other than to the extent the exchange program includes an exchange or transfer of previously granted restricted stock), or, with respect to restricted stock, restricted stock units, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or, for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2022 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2022 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2022 Plan. Shares that actually have been issued under the 2022 Plan under any award will not be returned to the 2022 Plan; except if shares issued pursuant to awards of restricted stock, restricted stock units, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2022 Plan. Shares subject to an award (other than a restricted stock award) withheld to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to such award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2022 Plan) will become available for future grant or sale under the 2022 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2022 Plan. Subject to the capitalization adjustment provisions included in the 2022 Plan, the maximum number of shares that may be issued upon the exercise of incentive stock options will equal the aggregate number of Gogoro Ordinary Shares reserved for issuance under the 2022 Plan pursuant to the first two sentences of this “Authorized Shares” section, plus the Gogoro Ordinary Shares that become available for issuance under the 2022 Plan pursuant to the annual evergreen feature.
In the event of any equity restructuring that causes the per share value of a Gogoro Ordinary Share to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend, the administrator of the 2022 Plan, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2022 Plan, will adjust the number and class of shares that may be delivered under the 2022 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2022 Plan. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of Gogoro, such equitable adjustments described in the foregoing sentence may be made to the extent and in a manner as determined to be appropriate and equitable by the administrator to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2022 Plan. In either case, the decision of the administrator regarding any such adjustment shall be final, binding and conclusive.
Plan Administration. Our board of directors or one or more committees appointed by our board of directors has authority to administer the 2022 Plan. The compensation committee of our board of directors administers the 2022 Plan. In addition, to the extent it is desirable to qualify transactions under the 2022 Plan as exempt under Rule 16b-3 of the Exchange Act, the committee and such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2022 Plan, the administrator has the power to administer the 2022 Plan and make all determinations deemed necessary or advisable for administering the 2022 Plan, including but not limited to, the power to determine the fair market value of Gogoro Ordinary Shares, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2022 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2022 Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the 2022 Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator has the power, to the extent permitted by applicable laws, to delegate functions to subcommittees comprised of members of our board of directors or other individuals satisfying applicable laws (which may include employees). Without obtaining the consent of the applicable participant or approval by our shareholders, the administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2022 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2022 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2022 Plan is increased or reduced. The administrator’s decisions, interpretations and other actions will be final and binding on all participants and other parties and will be given the maximum deference permitted by applicable law.
Stock Options. Stock options may be granted under the 2022 Plan. Except with respect to substitute awards granted in connection with certain corporate transactions, the per share exercise price of options granted under the 2022 Plan must be equal to at least 100% of the fair market value of a Gogoro Ordinary Share on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our (or any of its parents’ or subsidiaries’) outstanding shares, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a Gogoro Ordinary Share on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, Gogoro Ordinary Shares or other shares of another class of our Ordinary Shares, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the vested portion of the option will remain exercisable for six months. In all other cases, other than the cessation of service due to termination for “cause” (as defined in our 2022 Plan), in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three months following the cessation of service. Unless otherwise provided by the administrator, both the vested and unvested portion of the option will immediately expire upon the cessation of service due to termination for “cause.” An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of options. Until the Gogoro Ordinary Shares are issued (as evidenced by the appropriate entry in the Register of Members of Gogoro or on the books of Gogoro or of our duly authorized transfer agent), the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above. The exercise of any option under the 2022 Plan shall be subject to Gogoro having a sufficient number of authorized shares available to cover such exercise, including that our shareholders shall have approved, in accordance with applicable laws.
Stock Appreciation Rights. Stock appreciation rights may be granted under the 2022 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of Gogoro Ordinary Shares between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the vested stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the vested stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2022 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with Gogoro Ordinary Shares, or a combination of both. Except with respect to substitute awards granted in connection with certain corporate transactions, the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a shareholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2022 Plan, as summarized further above.
Restricted Stock. Restricted stock may be granted under the 2022 Plan. Restricted stock awards are grants of Gogoro Ordinary Shares that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2022 Plan, will determine the terms and conditions of such awards, although the consideration paid by the recipient for the restricted stock will be at least the par value of the shares. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will be fully vested and will not be subject to any period of restriction or other vesting or restriction requirement or provision, and/or that consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.
Restricted Stock Units. Restricted stock units may be granted under the 2022 Plan. Each restricted stock unit is a bookkeeping entry representing an amount equal to the fair market value of one Gogoro Ordinary Share. Subject to the provisions of the 2022 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria and the form and timing of payment, although the consideration paid by the recipient for payment of the restricted stock units will be at least the par value of the shares to be paid to the individual. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Performance Awards. Performance awards may be granted under the 2022 Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or shares. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2022 Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service) or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both, as set forth in the award agreement. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Non-Employee Directors. All outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under the 2022 Plan. The 2022 Plan provides that in any given fiscal year of Gogoro, no outside director may be granted any equity awards (including equity awards under the 2022 Plan) (the value of which will be based on their grant date fair value) and be provided any cash retainers for service as an outside director in amounts that, in the aggregate, exceed $750,000, provided that in the our fiscal year of the individual’s initial service as a non-employee director, such amount is increased to $1,000,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2022 Plan will be determined according to IFRS. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or prior to the Registration Date, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the 2022 Plan in the future.
Non-Transferability of Awards. Unless the administrator provides otherwise, the 2022 Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Dissolution or Liquidation. If there is a proposed liquidation or dissolution of Gogoro, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.
Merger or Change in Control. The 2022 Plan will provide that in the event of a merger of Gogoro with or into another corporation or entity or a “change in control” (as defined in the 2022 Plan), each outstanding award will be treated as the administrator (as constituted prior to the merger or change in control) determines, without a participant’s consent. The administrator may provide that awards granted under the 2022 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration, or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.
If a successor corporation does not so assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
With respect to awards granted to an outside director while such individual was an outside director that, in the event of a change in control, the non-employee director will fully vest in and have the right to exercise his or her options and/or stock appreciation rights, all restrictions on his or her restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant.
Forfeiture and Clawback. Awards will be subject to any clawback policy adopted by Gogoro and in effect as of the date of grant or any clawback policy of which we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to us or reimburse us for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of Gogoro as described in the first sentence of this paragraph or with applicable laws.
Amendment or Termination. The 2022 Plan became effective immediately prior to the closing of the Business Combination. The 2022 Plan will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the earlier of the adoption of the 2022 Plan by our board of directors or the approval of the 2022 Plan by our shareholders, and the evergreen feature of the 2022 Plan will terminate on the ten-year anniversary of the earlier of the adoption of the 2022 Plan by our board of directors or the approval of the 2022 Plan by our shareholders. In addition, the administrator has the authority to amend, suspend, or terminate the 2022 Plan or any part of the 2022 Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.
2019 Equity Incentive Award Plan
Our 2019 Equity Incentive Award Plan, or our 2019 Plan was originally adopted by our board of directors in September 2019. Our 2019 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options and restricted stock awards (each, an “award” and the recipient of such award, a “participant”) to eligible employees of Gogoro Inc. or our subsidiaries. The 2019 Plan was terminated in connection with the Business Combination, and we will not grant any additional awards under our 2019 Plan. However, our 2019 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2019 Plan.
As of December 31, 2021, the following awards were outstanding under our 2019 Plan: restricted stock awards covering 8,901,058 of our ordinary shares.
Plan Administration. Our 2019 Plan is administered by our board of directors or one or more of our officers designated by our board of directors to grant awards to employees within parameters specified by our board of directors (in either case, the administrator). The administrator shall have the power to make all determinations deemed necessary or advisable for administering our 2019 Plan.
Eligibility. Awards may be granted to our employees and employees of our subsidiaries and our affiliates, provided that only U.S. employees are eligible to receive incentive stock options.
Restricted Stock. We have granted restricted stock awards under our 2019 Plan. Restricted stock awards are grants of our ordinary shares that may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. Subject to the terms of our 2019 Plan, the administrator will determine the number of shares of restricted stock granted and other terms and conditions of such awards, which terms and conditions will be set forth in an award agreement. An award agreement may grant us a repurchase option exercisable upon the termination of a participant’s employment for any reason at a purchase price equal to the original purchase price per share paid by the purchaser to us for such shares, which repurchase option will lapse pursuant to terms set forth by the administrator. Once restricted stock is purchased or received, participants will have the rights equivalent to those of a holder of shares. No adjustment will be made for a dividend or other right for which the record date is prior to the date the restricted stock is purchased, except as otherwise provided in our 2019 Plan.
Non-Transferability of Awards. Awards may not be transferred, assigned, pledged, donated or otherwise disposed of in any manner, other than with respect to options by the laws of wills and descent.
Changes in Capitalization. Subject to any action required by applicable laws, (i) the numbers and class of shares or other stock or securities available for future award and covered by each outstanding award, (ii) the exercise price per share applicable to each option, and (iii) any repurchase price to shares issued pursuant to any award, will be automatically proportionately adjusted in the event of a consolidation, subdivision, bonus issue or reclassification of our ordinary shares. Additionally, in the event of any increase or decrease in the number of issued shares effected without receipt of consideration by us, a declaration of an extraordinary dividend with respect to the shares payable in a form other than shares in an amount that has a material effect on the fair market value, a recapitalization, a rights offering, a reorganization, consolidation, merger, a spin-off, split-up, change in corporate structure or a similar occurrence, the administrator will make appropriate adjustments, to items (i) through (iii) set forth in the immediately preceding sentence. Any such adjustment by the administrator will be final, binding and conclusive.
Dissolution or Liquidation. In the event of our dissolution or liquidation, each award will terminate immediately prior to the consummation of such action, unless otherwise provided by the administrator.
Corporate Transactions. In the event of a corporate transaction (as defined in our 2019 Plan), each outstanding award (vested or unvested) will be treated as the administrator determines. The administrator’s determination may be made without the consent of any participant and need not treat all outstanding awards (or portion thereof) in an identical manner. Such determination may provide for one or more of the following in the event of a Corporate Transaction: (A) the continuation of outstanding awards by us; (B) the assumption of such outstanding awards by the surviving corporation or its parent; or (C) the substitution by the surviving corporation or its parent of new options or equity awards for such awards.
Amendment and Termination. Our board of directors may, at any time, terminate or amend our 2019 Plan. No amendment or termination of our 2019 Plan will materially and adversely affect the rights of a participant, without the consent of such participant. The 2019 Plan was terminated in connection with the Business Combination and we will not grant any additional awards under our 2019 Plan.
Non-Executive Director Compensation
Our board of directors expects to adopt a non-employee director compensation policy in the near future. Members of our board of directors who are not employees will be eligible for awards pursuant to such policy.
Employment Agreements
We have entered into written employment agreements with our executive officers and certain directors describing their terms of employment.
Insurance and Indemnification
To the extent permitted under Cayman law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We have obtained directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
C. Board Practices
Board Composition
The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and directions to our management. We have seven directors on our board of directors. Horace Luke serves as Chairman of our board of directors. The board of directors meets on a regular basis and additionally as required.
We have a staggered board that consists of directors grouped into three classes and each class serving a three-year term:
•Class I, which consists of Horace Luke and Ming-Shan Lee, whose term will expire at our 2023 annual meeting of shareholders.
•Class II, which consists of Chung-Yao Yin and Hui-Ming Cheng, whose term will expire at our 2024 annual meeting of shareholders.
•Class III, which consists of Michael Splinter, Yoshihiko Yamada and Homer Sun, whose term will expire at our 2025 annual meeting of shareholders.
The classification of our board of directors may contribute to prevent changes in our control or management.
Director Independence
Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Chung-Yao Yin, Michael R. Splinter, Yoshihiko Yamada, Hui-Ming Cheng, Ming-Shan Lee and Homer Sun qualify as independent as defined under the listing rules of Nasdaq. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.
Board Oversight of Risk
One of the core functions of our board of directors is to be informed oversight of our risk management process. We do not have a standing risk management committee, but rather administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight.
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, and adopted a charter for each of the committees, which comply with the applicable requirements of current Nasdaq rules. The charter of each committee is available on our website.
Audit Committee
Hui-Ming Cheng, Yoshihiko Yamada and Ming-Shan Lee serves as members of the audit committee. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by our board of directors after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.
Hui-Ming Cheng serves as chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and our board of directors has determined that Hui-Ming Cheng qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
The purpose of the audit committee is to assist our board of directors in overseeing and monitoring:
•the quality and integrity of our financial statements,
•internal control over financial reporting and disclosure controls and procedures
•our compliance with legal and regulatory requirements,
•our independent registered public accounting firm’s qualifications and independence,
•the performance of our internal audit function, and
•the performance of our independent registered public accounting firm.

Compensation Committee
Michael R. Splinter and Yoshihiko Yamada serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two (2) members of the compensation committee, all of whom must be independent. Michael R. Splinter and Yoshihiko Yamada are deemed to be independent by our board of directors. Michael R. Splinter serves as chair of the compensation committee.
The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to:
•reviewing and approving our compensation program and compensation of our executive officers and directors,
•monitoring our incentive and equity-based compensation plans,
•preparing the compensation committee report under the rules and regulations of the SEC, and
•reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary with our board of directors.
Nominating and Corporate Governance Committee
Chung-Yao Yin and Hui-Ming Cheng serve on our nominating and corporate governance committee. Chung-Yao Yin serves as chair of the nominating and corporate governance committee.
The primary purpose of our nominating and corporate governance committee is to assist our board of directors in:
•Screen and recommend individuals to be elected by our board of directors to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of our board of directors. The nominating and corporate governance committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which board candidates are chosen,
•identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors,
•reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders,
•identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee,
•reviewing and recommending to the board of directors corporate governance principles applicable to us,
•overseeing the evaluation of the board of directors and management and
•handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
Director Nominations
Our nominating and corporate governance committee will screen and recommend to the board of director candidates for nomination for election at the annual meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our amended and restated memorandum and articles of association.
In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the board of directors.
Code of Business Conduct
We have adopted a code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees. It is available on our website. Our code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of our board committees will be provided without charge upon request from us and are posted on our website. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.
Corporate Governance Guidelines
Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq that serve as a flexible framework within which our board of directors and its committees operate. These guidelines cover a number of areas including board membership criteria and director qualifications, director independence, director responsibilities, roles of the Chair of our board of directors and Chief Executive Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines is posted on our website.
D. Employees
As of December 31, 2021, we had 1,963 employees, including 430 engineers engaged in research and development, 451 dedicated to consumer sales, support, marketing and services, 904 in production and manufacturing, and 178 in general and administrative. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors and consultants.
The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of share-based and cash-based compensation awards, in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
We provide a competitive level of salary and other employee benefits to our employees. We provide employees with a wide range of benefits, including but not limited to employees' commercial insurance, physical examinations, vocational training and holiday benefits. We aim to create a warm, safe and secure working environment for everyone.
E. Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 4, 2022 with respect to:
•each of our directors and executive officers;
•each person known to us to own beneficially more than 5% of our ordinary shares; and
•all of our directors and officers as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from April 4, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and 13G filed with the SEC, as indicated in the table footnotes.
Based on 244,225,884 Gogoro Ordinary Shares issued and outstanding as of April 4, 2022, adjusted for each beneficial owner’s options and warrants held by that person that are exercisable or will be exercisable within 60 days of April 4, 2022.
Unless otherwise noted, the business address of each of the following beneficial owners is 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan District, Taipei City 105, Taiwan.

Name of Beneficial Owner	Gogoro Ordinary Shares	%
All 5% or Greater Shareholders
Genesis Trust & Corporate Services Limited(1)	27,369,165	11.2
Gold Sino Assets Limited(2)	52,717,063	21.6
Far Eastern International Bank(3)	12,254,044	5.0
Directors and Executive Officers
Bruce Aitken(4)	218,823	*
Hui-Ming “HM” Cheng(5)	125,458	*
Ming-Shan Lee (Sam)	—	—
Pass Liao(6)	280,800	*
Horace Luke(7)	8,744,562	3.6
Alan Pan(8)	294,339	*
Ming-I Peng(9)	164,117	*
Michael R. Splinter(10)	118,165	*
Homer Sun(11)	7,204,050	2.9
Yoshihiko Yamada	—	—
Chung-Yao Yin(12)	9,890,764	4.0
All executive officers and directors as a group (11 persons)(13)	27,041,078	11.1
________________________________________
*Less than one percent (1%) of Gogoro Ordinary Shares.
(1)Consists of (a) 21,525,916 Gogoro Ordinary Shares held by Genesis Trust & Corporate Services Limited (as trustee of the Gogoro Incorporated Management Trust), an employee benefit trust (“Genesis Trust”), which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination and (b) 5,843,249 restricted stock awards held by Genesis Trust, which vest in equal parts over three years on the anniversary of the closing of the Business Combination. The address of each of Genesis Trust and Gogoro Incorporated Management Trust is 2nd Floor Midtown Plaza, PO Box 448, Elgin Avenue, George Town, Grand Cayman KY1-1106 Cayman Islands.
(2)Consists of Gogoro Ordinary Shares held by Gold Sino Assets Limited. The address of Gold Sino Assets Limited is Vistra Corporate Services Centre Ground Floor, NPF Building Beach Road Apia Samoa.
(3)Consists of Gogoro Ordinary Shares held by Far Eastern International Bank in its capacity as master custodian of Fuh Hwa Smart Energy Fund. The address of Far Eastern International Bank is 20F., No. 207, Sec. 2, Dunhua S. Rd., Da’an Dist., Taipei 106, Taiwan.
(4)Consists of Gogoro Ordinary Shares held by Mr. Aitken. Does not include 656,466 restricted stock awards held by Genesis Trust for the benefit of Mr. Aitken, which vest in equal parts over three years on the anniversary of the closing of the Business Combination.
(5)Consists of Gogoro Ordinary Shares held by Mr. Cheng. Does not include 96,282 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Mr. Cheng, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination.
(6)Consists of Gogoro Ordinary Shares held by Mr. Liao. Does not include 175,057 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Mr. Liao, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, and 317,223 restricted stock awards held by Genesis Trust for the benefit of Mr. Liao, which vest in equal parts over three years on the anniversary of the closing of the Business Combination.
(7)Consists of (a) 3,938,801 Gogoro Ordinary Shares held by Innovative Creations LLC, (b) 1,969,401 Gogoro Ordinary Shares held by Polymath Limited, (c) 1,969,401 Gogoro Ordinary Shares held by Joy Billion Holdings Limited, (d) 228,071 Gogoro Ordinary Shares held by Mr. Luke, and (e) 638,888 Gogoro Ordinary Shares held by Ms. Nine. Does not include 4,376 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Mr. Luke, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, 3,938,800 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Mr. Luke and Innovative Creations LLC, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, 1,969,400 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Ms. Nine and Polymath Limited, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, 1,969,400 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Ms. Nine and Joy Billion Holdings Limited, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, 634,803 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Ms. Nine, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination and 12,249 restricted stock awards held by Genesis Trust for the benefit of Ms. Nine, which vest in equal parts over three years on the anniversary of the closing of the Business Combination. Genesis Trust has voting control over the Gogoro Ordinary Shares held by each of Mr. Luke, Ms. Nine, Innovative Creations LLC, Polymath Limited, and Joy Billion Holdings Limited. Genesis Trust does not have dispositive control over the Gogoro Ordinary Shares held by each of Mr. Luke, Ms. Nine, Innovative Creations LLC, Polymath Limited, and Joy Billion Holdings Limited. Mr. Luke does not have voting or dispositive control over the shares held by Ms. Nine and disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein, if any. The address of Innovative Creations LLC is 8 the Green, Suite A, Dover, Delaware 19901. The address of both Polymath Limited and Joy Billion Holdings Limited is Portcullis (Samoa) Ltd at Portcullis Chambers, P.O. Box 1225, Apia, Samoa.
(8)Consists of Gogoro Ordinary Shares held by Mr. Pan. Does not include 240,704 Gogoro Ordinary Shares held by Genesis Trust for the benefit of Mr. Pan, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, and 160,900 restricted stock awards held by Genesis Trust for the benefit of Mr. Pan, which vest in equal parts over three years on the anniversary of the closing of the Business Combination.

(9)Consists of Gogoro Ordinary Shares held by Mr. Peng. Does not include 361,056 restricted stock awards held by Genesis Trust for the benefit of Mr. Peng, which vest in equal parts over three years on the anniversary of the closing of the Business Combination.
(10)Consists of Gogoro Ordinary Shares held by Splinter Roboostoff revocable trust UAD 1-22-97 (the “Splinter Trust”). Mr. Splinter is a co-trustee of the Splinter Trust. The address of the Splinter Trust is 632 Lakeshore Blvd, Zephyr Cove, Nevada 89448 USA.
(11)Consists of (a) 3,256,550 Gogoro Ordinary Shares held by Mr. Sun, (b) 187,500 Gogoro Ordinary Shares held by Mr. Sun’s spouse, and (c) 3,760,000 Gogoro Ordinary Shares issuable upon the exercise of private placement warrants held by Mr. Sun for an exercise price of $11.50, exercisable within 60 days of April 4, 2022.
(12)Consists of 9,890,764 Gogoro Ordinary Shares held by Peng-Lin Investment Co., Ltd. Mr. Yin is a director of Peng-Lin Investment Co., Ltd. Mr. Yin has voting and dispositive control over the Gogoro Ordinary Shares held by Peng-Lin Investment Co., Ltd. The address of Peng-Lin Investment Co., Ltd. is No. 46, Fude S. Rd., Sanchong District, New Taipei City, Taiwan 241.
(13)Consists of (a) 23,281,072 Gogoro Ordinary Shares, and (b) 3,760,000 Gogoro Ordinary Shares issuable upon the exercise of private placement warrants exercisable within 60 days of April 4, 2022, held by all of our current directors and executive officers as a group. Does not include 9,028,822 Gogoro Ordinary Shares held by Genesis Trust on behalf of our directors and executive officers, which are subject to vesting in equal parts over two years on the anniversary of the closing of the Business Combination, and 1,507,894 restricted stock awards held by Genesis Trust on behalf of our directors and executive officers, which vest in equal parts over three years on the anniversary of the closing of the Business Combination.
For a description of arrangements involving employees in the capital of Gogoro, see “—B. Compensation—Equity Incentive Plans.”
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” There are no arrangements known to us the operation of which may at a subsequent date result in a change of control of Gogoro.
B. Related Party Transactions
Agreements Related to the Business Combination
In connection with, and pursuant to, the Merger Agreement, certain agreements were entered into between Gogoro, Poema Global and certain related parties following the Business Combination. These agreements include:
Gogoro Shareholder Lock-Up Agreements: Gogoro, Poema Global and certain Gogoro shareholders have entered into certain lock-up agreements, dated September 16, 2021. Pursuant to such lock-up agreements, each such Gogoro shareholder agreed not to transfer the following securities during the applicable lock-up period, subject to customary exceptions:
I.any Gogoro Ordinary Shares held by such shareholder immediately after the closing of the Business Combination,
II.any Gogoro Ordinary Shares issuable upon the exercise of options or warrants to purchase Gogoro Ordinary Shares held by such Gogoro shareholder immediately after the closing of the Business Combination (along with such options or warrants themselves),
III.any Gogoro Ordinary Shares acquirable upon the conversion, exercise or exchange of any securities convertible into or exercisable or exchangeable for Gogoro Ordinary Shares held by such Gogoro shareholder immediately after the First Effective Time (as defined in the Merger Agreement) (along with such securities themselves), and
IV.any Earnout Shares (as defined in the Merger Agreement) to the extent issued pursuant to the Merger Agreement.
We refer to such Gogoro Ordinary Shares, options, warrants and securities as set forth in paragraphs (I) through (IV) as the “Locked-Up Shares.”

For each Gogoro shareholder who is not a member of Gogoro’s management (as defined therein), the applicable lock-up period will be (i) with respect to 50% of such shareholder’s Locked-Up Shares, six months from and after the Closing Date, and (ii) with respect to 50% of such shareholder’s Locked-Up Shares, 12 months from and after the Closing Date. For each Gogoro shareholder who is a member of Gogoro’s management, the applicable lock-up period will be 12 months from and after the Closing Date.

The lock-up requirements will cease to apply after the date on which the closing price of the Gogoro Ordinary Shares equals or exceeds $17.50 per share for any twenty trading days within any consecutive thirty trading day period after the Closing Date.

Registration Rights Agreement: Gogoro, the Sponsor and certain shareholders of Gogoro entered into a registration rights agreement, dated as of April 4, 2022. Pursuant to such registration rights agreement, we agreed to file a registration statement as soon as practicable upon receipt of a request from certain shareholders to register the resale of certain registrable securities under the Securities Act, subject to required notice provisions to other parties thereto. We have also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. The rights granted under the registration rights agreement supersede any prior registration, qualification or similar rights of the parties with respect to their Gogoro securities or Poema Global securities.

Subscription Agreements: Certain investors have entered into the Subscription Agreements pursuant to which they committed to subscribe for and purchase Gogoro Ordinary Shares at $10.00 per share for an aggregate purchase price of $294,820,000. The investors included existing shareholders or affiliates of Gogoro or the Sponsor and various strategic partners. Under the Subscription Agreements, the obligations of the parties to consummate the PIPE Investment were subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) the absence of a legal prohibition on consummating the PIPE Investment, (ii) all conditions precedent under the Merger Agreement having been satisfied or waived, (iii) the accuracy of representations and warranties in all material respects and (iv) material compliance with covenants.
As of the date hereof, the issuance or sale of the Gogoro Ordinary Shares in connection with the Subscription Agreements has not been registered under the Securities Act. We have agreed, within 30 calendar days of the Closing Date to file with the SEC a registration statement registering the resale of such Gogoro Ordinary Shares and will use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but in any event no later than the earlier of (1) 90 calendar days (or 120 calendar days if the SEC notifies us that it will “review” the registration statement) following the Closing Date and (ii) the tenth (10th) business day after the date we are notified (in writing) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

Sponsor Support Agreement: Concurrently with the execution and delivery of the Merger Agreement, Gogoro, Poema Global and the Sponsor entered into the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor agreed to, among other things:
I.attend any Poema Global shareholder meeting to establish a quorum for the purpose of approving Poema Global’s transaction proposals;

II.vote or cause to be voted (including by class vote and/or written consent, if applicable) Poema Global Class B Shares, Poema Global Class A Shares underlying Poema Global Warrants or any other Poema Global securities acquired by Sponsor (collectively, the “Sponsor Subject Shares”) in favor of the Poema Global’s transaction proposals, including the approval of the Merger Agreement and the transactions contemplated thereby; and

III.vote all Sponsor Subject Shares against (A) any merger, business combination or other similar transaction other than the Transactions (an “Alternative Transaction Proposal”) involving Poema Global, (B) allowing Poema Global to execute or enter into, any agreement related to any such Alternative Transaction Proposal, and (C) entering into any agreement, or agreement in principle requiring Poema Global to impede, abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder, which, in each of cases (A) and (C), would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by Poema Global of, prevent or nullify any provision of the Merger Agreement or any other Transaction Agreement, the Mergers or any other Transaction or change in any manner the voting rights of any class of Poema Global’s share capital.
Pursuant to the Sponsor Support Agreement, the Sponsor also agreed not to, directly or indirectly, transfer any Gogoro Ordinary Shares held by it immediately after the First Effective Time (other than the Sponsor Earn-in Shares (as defined below)) during a period of six months from and after the Closing Date, subject to customary exceptions. The lock-up requirements will cease to apply after the date on which the closing price of the Gogoro Ordinary Shares equals or exceeds $17.50 per share for any twenty trading days within any consecutive thirty trading day period after the Closing Date. “Transfer” means (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b).
The Sponsor Support Agreement also provides that 6,393,750 of the Gogoro Ordinary Shares held by Sponsor immediately after the First Effective Time shall become unvested and subject to forfeiture. We refer to such shares as “Sponsor Earn-in Shares.” Subject to the terms and conditions contemplated by the Sponsor Support Agreement, one-third of the Sponsor Earn-in Shares will vest upon the occurrence of an Earnout Event during the Earnout Period. In the event that after the Closing and prior to the expiration of the Earnout Period, there is an Acceleration Event, then any Sponsor Earn-In Shares that have not previously vested shall vest upon such Acceleration Event, provided that in the case of an Acceleration Event that is a Change of Control, (x) if the value of the consideration to be received by the holders of the Gogoro Ordinary Shares for each Gogoro Ordinary Share in such Change of Control transaction (the “Change of Control Price”) is less than $15.00, none of Sponsor Earn-In Shares shall vest; (y) if the Change of Control Price equals or exceeds $15.00 but less than $17.50, an aggregate of one-third of the Sponsor Earn-In Shares (including those vested before the Change of Control) shall vest, and (z) if the Change of Control Price equals or exceeds $17.50 but less than $20.00, an aggregate of two-third of the Sponsor Earn-In Shares (including those vested before the Change of Control) shall vest, in each case, the determinations of such consideration and value shall be determined in good faith by the disinterested members of the board of directors. Any Sponsor Earn-in Shares, to the extent not vested upon expiration of the Earnout Period, shall be forfeited by Sponsor to Gogoro for no consideration. The Sponsor shall surrender such forfeited Sponsor Earn-in Shares to Gogoro and such Sponsor Earn-in Shares will then be cancelled.
“Acceleration Event” means (i) a Change of Control (or a definitive agreement providing for a Change of Control has been entered into prior to the expiration of the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the expiration of the Earnout Period), (ii) any liquidation, dissolution or winding up of Gogoro (whether voluntary of involuntary) is initiated, (iii) any bankruptcy, reorganization, debt arrangement or similar proceeding under any bankruptcy, insolvency or similar law, or any dissolution or liquidation proceeding, is instituted by or against Gogoro, or a receiver is appointed for Gogoro or a substantial part of its assets or properties or (iv) Gogoro makes an assignment for the benefit of creditors, or petitions or applies to any Governmental Authority for, or consents or acquiesces to, the appointment of a custodian, receiver or trustee for all or substantially all of its assets or properties.
“Change of Control” means any of the following events: (a) any transaction or series of transactions the result of which is: (i) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Gogoro; (ii) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Gogoro or the surviving Person outstanding immediately after such combination; or (iii) a sale of at least a majority of the assets of Gogoro and its subsidiaries, taken as a whole or (b) the following individuals cease for any reason to constitute a majority of the number of directors of Gogoro then serving: individuals who, on the Closing Date, constitute the board of directors and any new director whose appointment or election by the board of directors or nomination for election by Gogoro’s shareholders was approved or recommended by a vote of at least a majority of the directors then still in office who either were members of the board of directors on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (b).
Agreements with Executive Officers and Directors
Employment Agreements
We have entered into written employment agreements with our executive officers and certain directors describing their terms of employment.
Equity Awards and Related Agreements
We have granted awards of restricted ordinary shares to our executive officers and certain directors. The equity incentive plans are described in the section titled “Equity Incentive Plans” under “Item 6. Directors, Senior Management and Employees―B. Compensation of Directors and Executive Officers.”
Indemnification Agreements
We have entered into indemnification agreements with each of our directors and executive officers. Such indemnification agreements and our amended and restated memorandum and articles of association require us to indemnify our directors and executive officers to the fullest extent permitted by law.
Related Party Transactions Policy
Our board of directors has adopted a related party transaction policy requiring that all related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the audit committee or another independent body of our board of directors.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report, see “Item 18. Financial Statements.”
Legal Proceedings
We are a party to various lawsuits, claims, regulatory investigations and other legal proceedings that arise in the ordinary course of our business. While the outcomes of these matters are uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Dividend Policy
The payment of dividends is at the discretion of our board of directors, subject to our amended and restated memorandum and articles of association. The payment of cash dividends in the future will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition, available distributable reserves and any other factors deemed relevant by our board of directors.
We currently intend to retain our earnings for use in business operations and accordingly, it is not anticipated that our board of directors will declare dividends in the foreseeable future.
We are a holding company incorporated in the Cayman Islands, and may rely on dividends and other distributions of equity paid by our subsidiaries for our cash and financing requirements. See “Item 4. Information on the Company—C. Organizational Structure—Dividends and Other Distributions.”
B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING
A. Offering and Listing Details

See “—C. Markets.”
B. Plan of Distribution
Not applicable.
C. Markets
Our ordinary shares and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “GGR” and “GGROW”, respectively.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information required to be disclosed under Item 10.B is incorporated by reference to the following section of the final prospectus dated March 17, 2022, as supplemented by Supplement No. 1 to the final prospectus dated March 21, 2022, that forms a part of our registration statement on Form F-4 (File No. 333-261181), which was declared effective by the SEC on March 17, 2022: “Description of Gogoro’s Share Capital and Articles of Association.”
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.
D. Exchange Controls
Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.
E. Taxation
The following discussion of United States federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the United States.

United States Federal Income Taxation
The following discussion is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of the Gogoro Ordinary Shares. This discussion applies only to U.S. Holders of Gogoro Ordinary Shares that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).
The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the acquisition, ownership and disposition of the Gogoro Ordinary Shares. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax considerations and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought nor will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax considerations discussed below.
This discussion does not address all U.S. federal income tax considerations relevant to a holder’s particular circumstances. In addition, it does not address considerations relevant to holders subject to special rules, including, without limitation:
•persons that are not U.S. Holders;
•banks, insurance companies, and certain other financial institutions;
•regulated investment companies and real estate investment trusts;
•brokers, dealers or traders in securities;
•traders in securities that elect to mark to market;
•tax-exempt organizations or governmental organizations;
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding the Gogoro Ordinary Shares as part of a hedge, straddle, constructive sale or other risk reduction strategy, or as part of a conversion transaction or other integrated investment;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to the Gogoro Ordinary Shares being taken into account in an applicable financial statement;
•persons that actually or constructively own 10% or more (by vote or value) of the outstanding Gogoro Ordinary Shares;
•S corporations, partnerships or other entities or arrangements treated as partnerships or other flow- through entities for U.S. federal income tax purposes (and investors therein);
•persons subject to the “base erosion and anti-abuse” tax;
•U.S. Holders having a functional currency other than the U.S. dollar;
•persons who hold or received the Gogoro Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; and
•pension plans and tax-qualified retirement plans.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Gogoro Ordinary Shares, the tax treatment of an owner of such entity or arrangement generally will depend on the status of the owner, the activities of the entity or arrangement and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the owners in such entities or arrangements should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THE U.S. FEDERAL INCOME TAX TREATMENT OF OWNING THE GOGORO ORDINARY SHARES FOR ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING AND/OR DISPOSING OF THE GOGORO ORDINARY SHARES.
U.S. Holders
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the Gogoro Ordinary Shares that is for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;

•a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.
Ownership and Disposition of Gogoro Ordinary Shares by U.S. Holders
Distributions on Gogoro Ordinary Shares
If we make distributions of cash or property on the Gogoro Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. We do not intend to provide calculations of its earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which currently is taxed at the lower applicable capital gains rate, provided that:
•the Gogoro Ordinary Shares are readily tradable on an established securities market in the United States;
•Gogoro is neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;
•the U.S. Holder satisfies certain holding period requirements; and
•the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
There can be no assurance that Gogoro Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can no assurance that Gogoro will not be treated as a PFIC in any taxable year. See discussion below under “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Gogoro Ordinary Shares.
Subject to certain exceptions, dividends on Gogoro Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Gogoro Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
Sales, Exchanges, Redemption or Other Taxable Disposition of Gogoro Ordinary Shares
Subject to the discussion below under “ —Passive Foreign Investment Company Rules,” a U.S. Holder generally would recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Gogoro Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Gogoro Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Gogoro Ordinary Shares generally will be capital gain or loss. Under current law, a non-corporate U.S. Holder, including an individual, who has held the Gogoro Ordinary Shares for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized generally will be treated as U.S. source gain or loss. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their own tax advisors regarding the ability to claim a foreign tax credit.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the Gogoro Ordinary Shares could be materially different from that described above if Gogoro is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•at least 75% of its gross income for such year is passive income; or

•at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, Gogoro will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Gogoro owns, directly or indirectly, 25% or more (by value) of the stock.
Based on the fiscal year 2021 composition of our income, assets and operations and that of our subsidiaries, we do not believe we will be treated as a PFIC for the 2022 taxable year or in future taxable years. However, there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS.
Whether we or any of our subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether we or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ shares and assets. Because the market value of Gogoro and our subsidiaries’ assets (including for this purpose goodwill) may be measured in large part by the market price of Gogoro Ordinary Shares, which is likely to fluctuate, no assurance can be given that Gogoro will not be a PFIC in the taxable year that includes the Business Combination or in any future taxable year. Changes in the composition of our or any of our subsidiaries’ income or composition of our or any of our subsidiaries’ assets may cause us to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Gogoro Ordinary Shares, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Gogoro Ordinary Shares at their fair market value on the last day of the last taxable year in which Gogoro is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Gogoro Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Gogoro subsequently becomes a PFIC.
For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s Gogoro Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Gogoro Ordinary Shares (collectively, the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Gogoro Ordinary Shares will be treated as excess distributions. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Gogoro Ordinary Shares;
•the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Gogoro is a PFIC, will be treated as ordinary income; and
•the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Gogoro Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Gogoro Ordinary Shares as capital assets.
Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Gogoro may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
If Gogoro is a PFIC, a U.S. Holder of Gogoro Ordinary Shares may avoid taxation under the Excess Distribution Rules described above by making a QEF election. However, a U.S. Holder may make a QEF election with respect to its Gogoro Ordinary Shares only if we provide U.S. Holders on an annual basis certain financial information specified under applicable U.S. Treasury Regulations. Because we currently do not intend to provide U.S. Holders with such information, U.S. Holders generally will not be able to make a QEF election with respect to the Gogoro Ordinary Shares.
A U.S. Holder of Gogoro Ordinary Shares may also avoid taxation under the Excess Distribution Rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Gogoro Ordinary Shares, which are expected to be listed on the Nasdaq Global Select Market, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Gogoro.
If a U.S. Holder makes a valid mark-to-market election with respect to its Gogoro Ordinary Shares, such U.S. Holder will include in income for each year that Gogoro is treated as a PFIC with respect to such Gogoro Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Gogoro Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Gogoro Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Gogoro Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Gogoro Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Gogoro Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Gogoro Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Gogoro Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Gogoro Ordinary Shares previously included in income. A U.S. Holder’s basis in the Gogoro Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make generally would be subject to the rules discussed above under “ —Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.
A U.S. Holder that is eligible to make a mark-to-market election with respect to its Gogoro Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.
A U.S. Holder of a PFIC generally is required to file an IRS Form 8621 on an annual basis. U.S. Holders are strongly encouraged to consult their own tax advisors regarding the application of the PFIC rules and the associated reporting requirements to their particular circumstances.
Foreign Financial Asset Reporting
Certain U.S. Holders may be required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds $50,000 at the end of a taxable year or $75,000 at any time during a taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds). Gogoro Ordinary Shares are expected to constitute foreign financial assets subject to these requirements unless held in an account at certain financial institutions. U.S Holders should consult their own tax advisers regarding the application of these reporting requirements.
Information Reporting and Backup Withholding
Information reporting requirements may apply to distributions on the Gogoro Ordinary Shares, and the proceeds received on sale or other taxable disposition of the Gogoro Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
The preceding discussion of certain material U.S. federal tax considerations is for general information purposes only. It is not tax advice to holders of Gogoro Ordinary Shares. Each such holder should consult its own tax advisor regarding the particular U.S. federal, state and local, and non-U.S. tax considerations of purchasing, holding, and disposing of Gogoro Ordinary Shares, including the consequences of any proposed change in applicable law.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.
All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website: http://www.gogoro.com. The information on, or that can be accessed through, our website is not part of this annual report. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.
With respect to references made in this annual report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.
I. Subsidiary Information
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to various risks in relation to financial instruments. The main types of risks are foreign currency risk and interest rate risk. While we may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, we do not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business as of December 31, 2021 and 2020 and for the year ended December 31, 2021, 2020 and 2019.
Foreign Exchange Risk
As most of our revenue and expenses are denominated in New Taiwan dollars, which is the main market in which we operate, we do not believe that we are currently exposed to significant direct foreign exchange risk in our daily operations. Although in general our exposure to foreign exchange risks should be limited, the reporting result of operations in the financial statements will be affected by the exchange rate between U.S. dollar and New Taiwan dollars, as we use U.S. dollars as the reporting currency.
During 2021, we had $3.0 million (U.S. dollars) of other comprehensive income generated from the exchange rate differences on translating foreign operations, contributing approximately 2.4% of total equity for the year ended December 31, 2021; whereby during 2020, we had $14.4 million (U.S. dollars) of other comprehensive income generated from the exchange rate differences on translating foreign operations, contributing approximately 7.9% of total equity for the year ended December 31, 2020.
A hypothetical 10% change in foreign currency exchange rates on our monetary assets and liabilities would not be material to our financial condition or results of operations. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our financial statements. While we have not engaged in the hedging of our foreign currency transactions to date and do not enter into any hedging contracts for trading or speculative purposes, we may in the future hedge selected significant transactions denominated in currencies other than the New Taiwan dollar.
Interest Rate Risk
We are exposed to interest rate risk because our borrowings are based on both fixed and floating interest rates. Our interest rate risk is mainly concentrated in the fluctuation of the benchmark interest rates arising from cash and cash equivalents, time deposits and repurchase agreements collateralized by bonds, other financial assets, short-term borrowings, long-term borrowings, bonds payable, financial liabilities designated at FVTPL and leasing liabilities. Among other things, the two major term loans mature in 2023 and 2024, respectively, with interest calculated at Taipei Interbank Offered Rate (“TAIBOR”) plus 1.40% to 1.60%. The carrying amount of Gogoro’s financial assets and financial liabilities, including term loans, with exposure to interest rates at the end of the reporting period were as follows:

	2021	2020	2019
Fair value interest rate risk
Financial assets	$204,747	$204,097	$119,423
Financial liabilities	134,604	138,381	31,674
Cash flow interest rate risk
Financial assets	42,426	27,963	65,891
Financial liabilities	434,898	348,753	235,092
The effect of an immediate 10% change in interest rates on December 31, 2021 would not have a material adverse impact on our future operating results and cash flows.
Credit Risk
Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to Gogoro. Our credit risk was mainly arising from bank deposits, trade receivables, other receivables, other financial assets, and refundable deposits. We limit our credit risk by reviewing our counterparties’ financial condition and payment practices to minimize collection risks on our accounts receivable.

Liquidity Risk
We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.
Seasonality
As a seller of ePTWs, we are impacted seasonally, primarily by weather. During winter or colder months, sales of vehicles tend to slow while during warmer months, sales increase. This phenomenon is further compounded by the number of events that are hosted during warmer months—summer holiday sales, back to school sales, etc. During 2019 to 2021 in our pilot market of Taiwan, seasonality has resulted in a scenario where approximately 36% to 48% of our vehicle unit sales and revenues were derived from the first half of each year (January through March being colder months) versus 52% to 64% of our vehicle unit sales and revenues being derived in the second half of the year.
Inflation
Inflation generally affects our costs, including selling and marketing expenses and general and administrative expenses and other expenses. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales if the selling prices of our services do not increase in line with increases in costs.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our management has concluded that, as of December 31, 2021, our existing disclosure controls and procedures were ineffective due to the material weakness in internal control over financial reporting identified below:
As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “Material Weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In the fiscal year ended December 31, 2021, we identified one material weakness related to the lack of sufficient accounting and financial reporting personnel with appropriate knowledge of SEC reporting requirements to prepare and review consolidated financial statements and related disclosures in accordance with SEC reporting requirements. Notwithstanding our identification of one material weakness, we believe that the consolidated financial statements included in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.
We have started implementing measures to address this material weakness identified, including:
•Hiring additional financial reporting personnel with IFRS and SEC reporting experience, and qualifications;
•Expanding the capabilities of existing financial reporting personnel through continuous training and education related to SEC rules and regulations; and
•Establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.
We expect to complete the measures discussed above by the end of 2022 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404(b) of the Sarbanes Oxley Act. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As such, we cannot assure you that we will remediate our material weaknesses in a timely manner. See the risk factor entitled, “We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of the Gogoro Ordinary Shares.” in the section, Item 3. Key Information – D. Risk Factors-Risks Related to Our Business.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
This Annual Report does not include disclosure of changes in control over financial reporting due to a transition period established by rules of the SEC for newly public companies.
ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Hui-Ming Cheng qualifies to serve as an “audit committee financial expert” as defined under the SEC rules, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Hui-Ming Cheng also qualifies as an independent director under the corporate governance standards of the Nasdaq listing requirements and the audit committee independence requirements of Rule 10A-3 of the Exchange Act.
ITEM 16.B.    CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website (https://investor.gogoro.com/corporate/corporate-governance/). We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F.
ITEM 16.C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Deloitte & Touche (PCAOB ID No. 1060), our principal external auditors, for the years indicated. We did not pay any other fees to our principal external auditors during the years indicated below. Such fees have been approved by the board of directors of the Company.

	For the Year Ended December 31,
	2021	2020

	(in thousands)
Audit fees(1)	$732	$1,297
Tax fees(2)	$46	$38
Total	$778	$1,335
________________________________________
Note:
(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal external auditors for the audits of our annual consolidated financial statements, review of the consolidated financial statements, statutory audits of certain subsidiaries, and review of SEC filings documents.
(2)“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditors for tax compliance related services.
ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16.F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16.G.    CORPORATE GOVERNANCE
Gogoro is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. While we do not currently intend to follow home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.
As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.
Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq corporate governance listing standards.
ITEM 16.H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to “Item 18. Financial Statements."
ITEM 18.    FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Gogoro Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Gogoro Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
May 2, 2022
We have served as the Company’s auditor since 2014.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(In Thousands of U.S. Dollars)

	As of December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$217,429	$119,042
Trade receivables (Notes 4, 7 and 20)	16,625	13,475
Inventories (Notes 4 and 8)	73,137	94,464
Prepayments (Note 9)	10,157	4,586
Other financial assets – current (Notes 4, 10, 27 and 29)	28,732	111,838
Other current assets (Note 9)	11,950	10,356
Total current assets	358,030	353,761
NON-CURRENT ASSETS
Property, plant and equipment (Notes 4 and 11)	453,383	399,932
Right-of-use assets (Notes 4 and 12)	26,277	29,921
Intangible assets (Note 4)	1,358	1,716
Other financial assets - non-current (Notes 4, 10 and 29)	1,012	1,184
Refundable deposits	3,745	3,368
Other non-current assets	595	704
Total non-current assets	486,370	436,825
TOTAL	$844,400	$790,586
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term borrowings (Notes 4, 13 and 27)	$21,857	$1,067
Financial liabilities at fair value through profit or loss - current (Notes 4, 15 and 27)	107,862	—
Bonds payable - current (Notes 4, 14 and 27)	100,000	—
Short-term bills payable (Notes 4, 13 and 27)	72,140	71,062
Notes payable and trade payables (Notes 4, 16 and 27)	53,258	29,870
Contract liabilities - current (Note 20)	18,753	13,540
Other payables (Notes 4, 17 and 27)	36,384	39,782
Provisions for product warranty - current (Notes 4 and 18)	6,480	7,129
Lease liabilities - current (Notes 4, 12 and 27)	11,153	10,874
Current portion of long-term borrowings (Notes 4, 13, 27 and 29)	44,437	26,265
Other current liability (Note 17)	8,219	5,506
Total current liabilities	480,543	205,095
NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss - non-current (Notes 4, 15 and 27)	—	107,397
Bonds payable - non-current (Notes 4, 14, and 27)	—	100,000
Long-term borrowings (Notes 4, 13, 27 and 29)	195,883	150,223
Provisions for product warranty - non-current (Notes 4 and 18)	9,150	10,433
Lease liabilities - non-current (Notes 4,12 and 27)	15,589	19,468
Guarantee deposits received	1,027	1,114
Other non-current liability (Note 17)	18,495	13,824
Total non-current liabilities	240,144	402,459
Total liabilities	720,687	607,554
EQUITY (Notes 4 and 19)
Share capital
Ordinary shares	15	14
Preferred shares	85,714	85,714
Capital surplus	132,993	127,956
Accumulated deficits	(116,609)	(49,247)
Other equity	21,600	18,595
Total equity	123,713	183,032
TOTAL	$844,400	$790,586
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In Thousands of U.S. Dollars, Except Loss Per Share)
—————————————————————————————————————————————————————————————

	For the Year Ended December 31,
	2021	2020	2019
OPERATING REVENUE (Notes 4 and 20)	$366,009	$364,125	$439,240
COST OF REVENUE (Notes 8 and 21)	304,921	284,684	346,032
GROSS PROFIT	61,088	79,441	93,208
OPERATING EXPENSES (Notes 7, 21 and 28)
Selling and marketing expenses	53,855	60,947	51,090
General and administrative expenses	33,951	26,282	25,993
Research and development expenses	30,600	28,711	27,221
Total operating expenses	118,406	115,940	104,304
OPERATING LOSS	(57,318)	(36,499)	(11,096)
NON-OPERATING INCOME AND EXPENSES (Notes 4, 15 and 21)
Interest income	625	889	4,177
Other income	9,511	5,179	3,641
Other gains and losses	(1,627)	(1,546)	236
Loss on financial liabilities at fair value through profit or loss	(7,465)	(8,612)	—
Finance costs	(11,088)	(9,754)	(9,032)
Total non-operating income and expenses	(10,044)	(13,844)	(978)
LOSS BEFORE INCOME TAX	(67,362)	(50,343)	(12,074)
INCOME TAX BENEFIT (EXPENSE) (Notes 4 and 22)	—	1,063	(1,014)
NET LOSS	(67,362)	(49,280)	(13,088)
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	3,005	14,394	6,837
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(64,357)	$(34,886)	$(6,251)
LOSS PER SHARE (Note 23)
Basic and diluted	$(0.35)	$(0.25)	$(0.07)
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In Thousands of U.S. Dollars)
————————————————————————————————————————————————————————————————————————————————————

							Other Equity
	Share Capital						Exchange Differences on
	Ordinary Shares		Preferred Shares				Translating
	Shares (In Thousands)	Amount	Shares (In Thousands)	Amount	Capital Surplus	Accumulated Deficits	Foreign Operations	Total Equity
BALANCE AT JANUARY 1, 2019*	118,309	$14	75,025	$85,714	$430,616	$(289,539)	$(2,636)	$224,169
Net loss for the year ended December 31, 2019	—	—	—	—	—	(13,088)	—	(13,088)
Other comprehensive income for the year ended December 31, 2019	—	—	—	—	—	—	6,837	6,837
Total comprehensive loss for the year ended December 31, 2019	—	—	—	—	—	(13,088)	6,837	(6,251)
BALANCE AT DECEMBER 31, 2019*	118,309	14	75,025	85,714	430,616	(302,627)	4,201	217,918
Capital surplus used to offset accumulated deficits	—	—	—	—	(302,660)	302,660	—	—
Net loss for the year ended December 31, 2020	—	—	—	—	—	(49,280)	—	(49,280)
Other comprehensive income for the year ended December 31, 2020	—	—	—	—	—	—	14,394	14,394
Total comprehensive loss for the year ended December 31, 2020	—	—	—	—	—	(49,280)	14,394	(34,886)
BALANCE AT DECEMBER 31, 2020*	118,309	14	75,025	85,714	127,956	(49,247)	18,595	183,032
Net loss for the year ended December 31, 2021	—	—	—	—	—	(67,362)	—	(67,362)
Other comprehensive income for the year ended December 31, 2021	—	—	—	—	—	—	3,005	3,005
Total comprehensive loss for the year ended December 31, 2021	—	—	—	—	—	(67,362)	3,005	(64,357)
Issuance of restricted shares (Note 24)*	7,791	1	—	—	(1)	—	—	—
Compensation cost of employee restricted shares (Note 24)	—	—	—	—	5,038	—	—	5,038
BALANCE AT DECEMBER 31, 2021*	126,100	$15	75,025	$85,714	$132,993	$(116,609)	$21,600	$123,713
* Prior period results have been retroactively adjusted to reflect the 1:0.8752888353 share subdivision effected on April 4, 2022. Refer to Note 19 for details.
The accompanying notes are an integral part of the financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
(In Thousands of U.S. Dollars)
—————————————————————————————————————————————————————————————

	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	$(67,362)	$(50,343)	$(12,074)
Adjustments for:
Depreciation	93,776	77,671	56,604
Amortization	1,043	896	562
Expected credit loss	519	642	1,801
Loss on financial liabilities at fair value through profit or loss	7,465	8,612	—
Finance costs	11,088	9,754	9,032
Interest income	(625)	(889)	(4,177)
Share-based payment expense	5,038	—	—
Loss (gain) on disposal of property and equipment	328	91	(34)
Loss on disposal of intangible assets	4	—	—
Write-down of inventories	—	3,059	6
Reversal of write-down of inventories	(639)	—	—
Gain from lease modification	(17)	(11)	(2)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables	(3,669)	5,633	(7,410)
Decrease (increase) in inventories	21,200	(7,928)	(72,196)
Decrease (increase) in prepayments	(5,571)	13,480	(2,420)
Decrease (increase) in other current assets	(1,675)	15,803	(16,102)
(Decrease) increase in notes payable and trade payables	23,388	(35,912)	24,661
(Decrease) increase in contract liabilities	5,213	(13,689)	7,082
(Decrease) increase in other payables	(3,962)	(19,232)	25,680
(Decrease) increase in provisions for product warranty	(1,932)	(3,759)	10,319
Increase in other liability	7,384	5,961	8,490
Cash generated from operations	90,994	9,839	29,822
Interest income received	669	916	4,608
Interest expense paid	(10,906)	(10,004)	(9,029)
Income tax received (paid)	37	5	(30)
Net cash generated from operating activities	80,794	756	25,371
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(127,739)	(144,269)	(176,324)
Proceeds on disposal of property, plant and equipment	3,075	336	1,078
Increase in refundable deposits	(323)	(348)	(488)
Purchase of intangible assets	(667)	(1,412)	(641)
Decrease(increase) in time deposits with original maturities of more than three months	82,822	(105,283)	—
Decrease (increase) in other financial assets	1,314	(781)	(1,207)
Net cash used in investing activities	(41,518)	(251,757)	(177,582)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	37,005	$—	$75,849
Repayments of short-term borrowings	(16,442)	(10,775)	—
Proceeds from long-term borrowings	86,724	118,675	54,995
Repayments of long-term borrowings	(26,188)	(8,554)	(89,576)
Proceeds on issue of financial liabilities designated as at fair value through profit or loss	—	100,000	—
Dividends paid to redeemable preferred shares	(7,000)	(1,215)	—
Proceeds from guarantee deposits received	—	44	—
Refund of guarantee deposits received	(103)	—	(15)
Repayment of the principal portion of lease liabilities	(12,232)	(10,910)	(9,017)
Net cash generated from financing activities	61,764	187,265	32,236
EXCHANGE DIFFERENCES ON TRANSLATING FOREIGN OPERATIONS	(2,653)	(942)	2,322
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	98,387	(64,678)	(117,653)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	119,042	183,720	301,373
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$217,429	$119,042	$183,720
The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

GOGORO INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of U.S. Dollars, Unless Stated Otherwise)
1. GENERAL INFORMATION
Gogoro Inc. (“Gogoro”) was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on April 27, 2011. Gogoro is a holding company, through its subsidiaries (collectively referred to as the “Company” or the “Group”), engaging in research and development, manufacture and sales and distribution of electric scooters and electric scooter enabling components, and providing battery swapping solution to consumers. The Company’s principal place of business is in Taiwan, the Republic of China (R.O.C.).
On September 16, 2021, Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gogoro, Starship Merger Sub I Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub”) and Starship Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Poema (the “First Merger”), with Poema surviving the First Merger as a wholly owned subsidiary of Gogoro, and (ii) Poema will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Gogoro. The abovementioned transaction in relation to mergers was completed on April 4, 2022 and Gogoro’s shares were listed on the Nasdaq Stock Exchange on April 5, 2022.
The consolidated financial statements are presented in U.S. dollars. Foreign operations are included in accordance with the policies set out in Note 4.
2. APPROVAL OF FINANCIAL STATEMENTS
The consolidated financial statements were approved by the board of directors and authorized for issue on April 28, 2022.
3. APPLICATION OF NEW, AMENDED AND REVISED STANDARDS AND INTERPRETATIONS
a.Amendments to International Financial Reporting Standards, International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”) and the new interpretation that are mandatorily effective for the current year
The Company has applied Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Interest Rate Benchmark Reform - Phase 2” and Amendment to IFRS 16 “Covid-19 - Related Rent Concessions beyond June 30, 2021”.
The application of these new standards and amendments has had no impact on the disclosures or amounts recognized in the Company’s consolidated financial statements.
b.New and amended IFRSs in issue but not yet effective

New IFRSs	Effective Date Announced by IASB (Note 1)
“Annual Improvements to IFRS Standards 2018-2020”	January 1, 2022 (Note 2)
Amendments to IFRS 3 “Reference to the Conceptual Framework”	January 1, 2022 (Note 3)
Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”	January 1, 2022 (Note 4)
Amendments to IAS 37 “Onerous Contracts - Cost of Fulfilling a Contract”	January 1, 2022 (Note 5)
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17	January 1, 2023
Amendments to IFRS 17 “Initial Application of IFRS 17 and IFRS 9 - Comparative Information”	January 1, 2023
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies”	January 1, 2023 (Note 6)
Amendments to IAS 8 “Definition of Accounting Estimates”	January 1, 2023 (Note 7)
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023 (Note 8)

Note 1: Unless stated otherwise, the above New IFRSs are effective for annual reporting periods beginning on or after their respective effective dates.
Note 2: The amendment to IFRS 9 is applied to financial liabilities that are modified or exchanged on or after the beginning of the first annual reporting period beginning on or after January 1, 2022; the amendment to IAS 41 is applied to fair value measurements on or after the beginning of the first annual reporting period beginning on or after January 1, 2022; the amendment to IFRS 1 is applied for annual reporting periods beginning on or after January 1, 2022.
Note 3: The amendments are applicable to business combinations for which the acquisition date is on or after the beginning of the annual reporting period beginning on or after January 1, 2022.
Note 4: The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the first annual reporting period beginning on or after January 1, 2022.
Note 5: The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the first annual reporting period beginning on or after January 1, 2022.
Note 6: The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.
Note 7: The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.
Note 8: Except that a deferred tax for temporary differences associated with lease and decommission liabilities is recognized at the beginning of the earliest comparative period presented, the amendment is applied prospectively to transactions that occur on or after the beginning of the earliest comparative period presented.
As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and financial performance and will disclose the relevant impact when the assessment is completed.
4. SIGNIFICANT ACCOUNTING POLICIES
a.Statement of compliance
The accompanying financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board.
b.Basis of preparation
The accompanying financial statements have been prepared on the historical cost basis except for financial instruments which are measured at fair value.
The fair value measurements, which are grouped into Levels 1 to 3 based on the degree to which the fair value measurement inputs are observable and based on the significance of the inputs to the fair value measurement in its entirety, are described as follows:
1)Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
2)Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
3)Level 3 inputs are unobservable inputs for the asset or liability.
c.Classification of current and non-current assets and liabilities
Current assets include:
1) Assets held primarily for the purpose of trading;
2) Assets expected to be realized within 12 months after the reporting period; and
3) Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.
Current liabilities include:

1)Liabilities held primarily for the purpose of trading;
2)Liabilities due to be settled within 12 months after the reporting period, even if an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting period and before the consolidated financial statements are authorized for issue; and
3)Liabilities for which the Company does not have an unconditional right to defer settlement for at least 12 months after the reporting period. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.
The aforementioned assets and liabilities that are not classified as current are classified as non-current.
d.Basis of consolidation
1)The consolidated financial statements incorporate the financial statements of Gogoro and the entities controlled by Gogoro (its subsidiaries).
When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies into line with those used by the Company.
All intra-group transactions, balances, income and expenses are eliminated in full upon consolidation.
2)Subsidiaries included in consolidated financial statements

			% of Ownership
			December 31
Investor	Investee	Main Business	2021	2020

Gogoro Inc.	Gogoro Taiwan Limited	Manufacture and research and development of electric scooters and bikes	100	100
	Gogoro Network	Provision of energy services to consumers using battery swapping system	100	100
	Gogoro Europe B.V. (Note)	Holding company	100	100
	Gogoro Network Pte. Ltd.	Holding company	100	100
	Gogoro Singapore Holding Pte. Ltd.	Holding company	100	100
	Goshare Pte. Ltd	Holding company	100	100
Gogoro Taiwan Limited	Gogoro Taiwan Sales and Services Limited	Sale of electric scooters and related products and provide after-sale services	100	100
	GoPocket Taiwan Limited	Issuance of reward points	100	100
Goshare Pte. Ltd.	GoShare Taiwan Limited	Provision of electric scooters free float sharing services	100	100
Gogoro Network Pte. Ltd.	Gogoro Network B.V.	Holding company	100	—
Gogoro Singapore Holding Pte. Ltd	Gogoro Europe Sales and Services B.V.	Sale of electric scooters and related products	100	—
Note: Gogoro Europe B.V. was approved to dissolve its business in November 2020. As of December 31, 2021, the liquidation of Gogoro Europe B.V. was still in process.
e.Foreign currencies
In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (i.e., foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.
At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period.
Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when fair value was determined. Exchange differences arising from the retranslation of non-monetary items are included in profit or loss for the period except for exchange differences arising from the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income; in which cases, the exchange differences are also recognized directly in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.
For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including subsidiaries, associates, joint ventures and branches in other countries that use currencies which are different from the currency of the Company) are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.
f.Inventories
Inventories consist of raw materials, merchandise and semi-finished goods and are stated at the lower of cost or net realizable value. Inventory write-downs are made by item, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs to be incurred in marketing, selling and distribution make the sale.
g.Property, plant and equipment
Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.
Property, plant and equipment in the course of construction are carried at cost, less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Such properties are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for intended use.
Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
On derecognition of an item of property, plant and equipment, the difference between the sales proceeds and the carrying amount of the asset is recognized in profit or loss.
h.Intangible assets
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
Derecognition of intangible assets
On derecognition of an intangible asset, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss.
i.Impairment of property, plant and equipment, right-of-use asset and intangible assets other than goodwill
At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use asset and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Corporate assets are allocated to the smallest group of cash-generating units on a reasonable and consistent basis of allocation.
The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.
When an impairment loss is subsequently reversed, the carrying amount of the corresponding asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

j.Financial instruments
Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) are recognized immediately in profit or loss. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities other than financial assets and financial liabilities at FVTPL are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.
1)Financial assets
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.
a)Measurement category
Financial assets are classified as financial assets at amortized cost.
Financial assets at amortized cost
Financial assets that meet the following conditions are subsequently measured at amortized cost:
i.The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
ii.The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Subsequent to initial recognition, financial assets at amortized cost, including cash and cash equivalents, trade receivables at amortized cost, other financial assets and other receivables and refundable deposits, are measured at amortized cost, which equals to their gross carrying amount determined by the effective interest method less any impairment loss. Exchange differences are recognized in profit or loss.
Interest income is calculated by applying the effective interest rate to the gross carrying amount of such a financial asset, except for:
i.Purchased or originated credit-impaired financial asset, for which interest income is calculated by applying the credit-adjusted effective interest rate to the amortized cost of such financial asset; and
ii.Financial assets that are not credit impaired on purchase or origination but have subsequently become credit impaired, for which interest income is calculated by applying the effective interest rate to the amortized cost of such financial assets in subsequent reporting periods.
Cash equivalents include time deposits with original maturities within 3 months from the date of acquisition, which are highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.
b)Impairment of financial assets and contract assets
The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including trade receivables).
The Company always recognizes lifetime Expected Credit Losses (ECLs) for trade receivable. For all other financial instruments, the Company recognizes lifetime ECLs when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.
Expected credit losses reflect the weighted average of credit losses with the respective risks of default occurring as the weights. Lifetime ECLs represents the expected credit losses that will result from all possible default events over the expected life of the financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECLs that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The impairment loss of all financial assets is recognized in profit or loss by a reduction in their carrying amounts through a loss allowance account.
c)Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party.
On derecognition of a financial asset at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.
2)Equity instruments
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

3)Financial liabilities
a)Subsequent measurement
Except the following situations, all financial liabilities are measured at amortized cost using the effective interest method:
Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when such financial liabilities are designated as at FVTPL.
A financial liability may be designated as at FVTPL upon initial recognition when doing so results in more relevant information and if:
i.Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
ii.The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and has performance evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
iii.The contract contains one or more embedded derivatives so that the entire combined contract (asset or liability) can be designated as at FVTPL.
The remaining amount of changes in the fair value of that liability which does not incorporate any interest or dividends paid on such financial liability is presented in profit or loss.
b) Derecognition of financial liabilities
The difference between the carrying amount of a financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.
k.Provisions
Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are measured at the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation.
A warranty reserve is accrued for these products sold, which includes estimate of the projected costs to repair or replace items under warranty, including recalls when identified. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims.

l.Revenue recognition
The Company identifies the contract with the customers, allocates the transaction price to the performance obligations and recognizes revenue when performance obligations are satisfied.
1)Revenue from the sale of electric scooters
Revenue is recognized when the control of the electric scooter has been transferred to the dealership, retailer or customer. The consideration of sales of electric scooters is received in advance in most of the transactions where a contract liability is initially recognized and subsequently the respective revenue is recognized when control is transferred. Warranties associated with the sale of electric scooters cannot be purchased separately and serve as an assurance that the products sold comply with the agreed-upon specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (Note 18).
2)Revenue from energy usage and battery-swapping services
Revenue from energy usage and battery-swapping services are billed in arrears based on the service plan chosen by customers. For monthly fixed fee plans, monthly charges are recognized as revenue on a straight-line basis over the period when performance obligation is satisfied. For usage plans that contain both monthly fixed fees and variable charges by usage, revenues are recognized based on the usage in accordance with contract terms in addition to fixed monthly charges.
3)Service revenue
Service revenue mainly includes electric scooters’ maintenance services, extended warranty services separately purchased by customers and rental services of electric scooters. Revenue is recognized when services have been provided.
m.Leases
At the inception of a contract, the Company assesses whether the contract is, or contains, a lease.
The Company as lessee
The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for short-term leases and low-value asset leases accounted for applying a recognition exemption where lease payments are recognized as expenses on a straight-line basis over the lease terms.
Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities adjusted for lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs needed to restore the underlying assets, and less any lease incentives received. Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented on a separate line in the consolidated balance sheets.
Right-of-use assets are depreciated using the straight-line method from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.
Lease liabilities are initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If that rate cannot be readily determined, the Company uses the lessee’s incremental borrowing rate.
Subsequently, lease liabilities are measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. Lease liabilities are presented on a separate line in the consolidated balance sheets.
Variable lease payments that do not depend on an index or a rate are recognized as expenses in the periods in which they are incurred.
n.Borrowing costs
Borrowing costs directly attributable to an acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other than what is stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.
o.Government grants
Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received.
Government grants related to income are recognized in other income on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue and recognized in profit or loss on a systematic and rational basis over the useful lives of the related assets.
Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they are received.
p.Employee benefits
1)Short-term employee benefits
Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.
2)Retirement benefits
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.
3)Termination benefits
A liability for a termination benefit is recognized at the earlier of when the Company can no longer withdraw the offer of the termination benefit and when the Company recognizes any related restructuring costs.
q.Share-based payment arrangements
1) Employee share options
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in capital surplus.
At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital surplus.
2) Restricted shares
The fair value at the grant date of the restricted shares for employees is expensed over the vesting period, based on the Company’s best estimates of the number of shares that are expected to ultimately vest, with a corresponding increase in capital surplus.
At the end of each reporting period, the Company revises its estimate of the number of restricted shares for employees that are expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expenses reflect the revised estimate, with a corresponding adjustment to capital surplus.
r.Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.
1)Current tax
Income tax payable is based on taxable profit for the year determined according to the applicable tax laws of each tax jurisdiction.

Income tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.
Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
2)Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.
Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and unused loss carry forward to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are recognized only to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liabilities are settled or the assets are realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
3)Current and deferred tax for the year
Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity; in which case, the current and deferred taxes are also recognized in other comprehensive income or directly in equity, respectively.
5. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered relevant. Actual results may differ from these estimates.
The Company considers the economic implications of the COVID-19 when making its critical accounting estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revisions affect only that period or in the period of the revisions and future periods if the revisions affect both current and future periods.
Provisions for product warranty
The Company accrues a warranty reserve for the electric scooters sold, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters. These estimates are inherently uncertain due to the Company’s relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of comprehensive income. Refer to Note 18 for information regarding provisions for product warranty.
Share-based payment arrangements
To determine the fair value of the restricted shares granted to the executives and employees, the Company estimates the grant date fair value of its common stock using the income approach which incorporates future growth prospects and economic benefits resulting from the execution of the Company’s business strategy and anticipated operational improvements. Since the Company was previously privately-held, the pricing inputs including the discount rate, perpetual growth rate, etc. are estimated based on its peer or similar companies. If the actual changes of inputs in the future differ from expectation, the fair value might vary accordingly. Refer to Note 24 for information regarding share-based payment arrangements.
6. CASH AND CASH EQUIVALENTS

	December 31
	2021	2020
Cash on hand	$213	$149
Checking accounts and demand deposits	41,415	26,970
Time deposits	143,863	63,273
Repurchase agreements collateralized by bonds	31,938	28,650
	$217,429	$119,042
The market interest rates of the time deposits and repurchase agreements collateralized by bonds were as follows:

	December 31
	2021	2020
Time deposits	0.05%-2.30%	0.18%-0.35%
Repurchase agreements collateralized by bonds	0.17%	0.22%-0.24%
7. TRADE RECEIVABLES

	December 31
	2021	2020
Trade receivables

At amortized cost
Trade receivables	$18,041	$14,379
Less: Allowances for impairment loss	(1,416)	(904)
	$16,625	$13,475
Trade receivables at amortized cost
The average credit period ranges from 15 to 30 days. No interest is charged on outstanding trade receivables.
The Company serves a large consumer base for its battery swapping and energy service business which limits its concentration of credit risk. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company has a suspension policy on battery swapping and energy services whereby when there is delinquent payment, customers will be disallowed from continued charging.
In order to minimize credit risk, the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of each individual trade debt at the end of the reporting period to ensure that adequate allowance is made for possible irrecoverable amounts which management believes reduces the Company’s credit risk.
The Company measures the loss allowance for trade receivables at an amount equal to lifetime expected credit losses. The expected credit losses on trade receivables are estimated using an allowance matrix with reference to past default experiences of the debtor and an analysis of the debtor’s current financial position, adjusted for general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecasted direction of economic conditions at the reporting date.
The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. For trade receivables that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables overdue. Where recoveries are made, these are recognized in profit or loss.

The following table details the loss allowance of trade receivables based on the Company’s allowance matrix.
The Company estimated the expected credit losses based on past due days on the trade receivables generated by the Battery Swapping and Energy Services department. The expected credit loss on the trade receivables of the sales of electric scooters and related hardware department is still assessed based on the invoice date.
December 31, 2021
Trade receivables of energy usage and battery swapping services

	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$10,776	$186	$66	$1,239	$12,267
Loss allowance (Lifetime ECL)	—	—	(33)	(1,239)	(1,272)
Amortized cost	$10,776	$186	$33	$—	$10,995
Trade receivables other than energy usage and battery swapping services

	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$5,553	$109	$1	$111	$5,774
Loss allowance (Lifetime ECL)	—	(33)	—	(111)	(144)
Amortized cost	$5,553	$76	$1	$—	$5,630
December 31, 2020
Trade receivables of energy usage and battery swapping services

	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$8,912	$70	$1,081	$227	$10,290
Loss allowance (Lifetime ECL)	—	—	(541)	(227)	(768)
Amortized cost	$8,912	$70	$540	$—	$9,522
Trade receivables other than energy usage and battery swapping services

	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$3,938	$20	$2	$129	$4,089
Loss allowance (Lifetime ECL)	—	(6)	(1)	(129)	(136)
Amortized cost	$3,938	$14	$1	$—	$3,953
The above aging schedule was based on the invoice date.
The movements of the loss allowance of trade receivables were as follows:

	For the Year Ended December 31
	2021	2020	2019
Balance at January 1	$904	$229	$427
Add: Net remeasurement of loss allowance	519	642	1,801
Less: Written off	(26)	(13)	(2,003)
Effect of foreign exchange difference	19	46	4
Balance at December 31	$1,416	$904	$229

8. INVENTORIES

	December 31
	2021	2020
Raw materials	$37,628	$50,038
Semi-Finished goods	2,823	5,309
Merchandise	32,686	39,117
	$73,137	$94,464
The costs of revenue related to inventories were $186,179 thousand (including the reversal of written-down of inventories of $639 thousand due to subsequent sale of inventories), $184,014 thousand (including the written-down of inventories of $3,059 thousand) and $269,226 thousand (including the written-down of inventories of $6 thousand) for the years ended December 31, 2021, 2020 and 2019, respectively.
9. OTHER ASSETS

	December 31
	2021	2020
Prepayments

Prepaid expenses	$2,404	$2,560
Input tax from business tax	5,589	1,889
Prepayments to suppliers	2,164	137
	$10,157	$4,586

Other current assets

Temporary payments for commodity tax	$10,839	$10,148
Others	1,111	208
	$11,950	$10,356
10. OTHER FINANCIAL ASSETS

	December 31
	2021	2020
Time deposits with original maturities of more than three months	$28,511	$110,500
Restricted demand deposits	1,011	997
Restricted time deposits	222	1,525
	$29,744	$113,022

Current	$28,732	$111,838
Non-current	1,012	1,184
	$29,744	$113,022
The market interest rates of the time deposits with original maturities of more than three months and restricted time deposits were as follows:

	December 31
	2021	2020
Time deposits with original maturities of more than three months	0.14%-2.35%	0.32%-0.43%
Restricted time deposits	0.13%-0.83%	0.13%-0.83%
Refer to Note 29 for information relating to other financial assets pledged as collateral.

11. PROPERTY, PLANT AND EQUIPMENT

	December 31
	2021	2020
Carrying amounts
Batteries	$355,531	$308,289
Machinery equipment	75,576	64,889
Transportation equipment	6,103	7,695
Tooling equipment	3,279	4,211
Office equipment	479	683
Leasehold improvements	12,341	13,488
Construction in progress	74	677
	$453,383	$399,932

	2021
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost
Balance, beginning of the year	$397,452	$108,106	$10,838	$35,630	$2,552	$32,657	$677	$587,912
Additions	88,689	27,856	457	4,781	241	4,208	1,998	128,230
Disposals	(158)	(5,806)	(417)	(829)	(166)	(2,090)	(18)	(9,484)
Transfer from inventory	—	—	766	—	—	—	—	766
Reclassification	—	49	—	—	2	2,536	(2,587)	—
Effect of foreign exchange difference	6,985	4,221	175	594	192	830	4	13,001
Balance, end of the year	492,968	134,426	11,819	40,176	2,821	38,141	74	720,425

Accumulated depreciation
Balance, beginning of the year	89,163	43,217	3,143	31,419	1,869	19,169	—	187,980
Depreciation expense	46,514	18,060	2,809	5,748	454	7,904	—	81,489
Disposals	(67)	(3,248)	(303)	(813)	(15)	(1,635)	—	(6,081)
Effect of foreign exchange difference	1,827	821	67	543	34	362	—	3,654
Balance, end of the year	137,437	58,850	5,716	36,897	2,342	25,800	—	267,042
Carrying amount, end of the year	$355,531	$75,576	$6,103	$3,279	$479	$12,341	$74	$453,383

	2020
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost
Balance, beginning of the year	$278,973	$66,818	$7,013	$27,475	$2,346	$23,574	$1,293	$407,492
Additions	95,168	36,022	330	6,020	282	142	7,036	145,000
Disposals	(60)	(941)	(455)	—	(244)	(687)	—	(2,387)
Transfer from inventory	—	—	3,322	—	—	—	—	3,322
Reclassification	—	—	—	—	9	7,697	(7,706)	—
Effect of foreign exchange difference	23,371	6,207	628	2,135	159	1,931	54	34,485
Balance, end of the year	397,452	108,106	10,838	35,630	2,552	32,657	677	587,912

Accumulated depreciation
Balance, beginning of the year	47,342	27,563	1,365	21,979	1,511	12,841	—	112,601
Depreciation expense	36,861	13,949	1,916	7,594	482	5,803	—	66,605
Disposals	(32)	(790)	(310)	—	(237)	(591)	—	(1,960)
Effect of foreign exchange difference	4,992	2,495	172	1,846	113	1,116	—	10,734
Balance, end of the year	89,163	43,217	3,143	31,419	1,869	19,169	—	187,980
Carrying amount, end of the year	$308,289	$64,889	$7,695	$4,211	$683	$13,488	$677	$399,932

	2019
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost
Balance, beginning of the year	$133,675	$35,153	$1,008	$20,359	$1,947	$18,618	$681	$211,441
Additions	137,791	31,236	695	6,416	404	3,069	2,020	181,631
Disposals	(57)	(1,376)	(146)	—	(84)	(115)	—	(1,778)
Transfer from inventory	—	—	5,251	—	—	—	—	5,251
Reclassification	—	14	—	—	21	1,408	(1,443)	—
Effect of foreign exchange difference	7,564	1,791	205	700	58	594	35	10,947
Balance, end of the year	278,973	66,818	7,013	27,475	2,346	23,574	1,293	407,492

Accumulated depreciation
Balance, beginning of the year	21,441	16,603	896	14,137	1,158	8,764	—	62,999
Depreciation expense	24,643	10,689	538	7,268	396	3,806	—	47,340
Disposals	(34)	(455)	(104)	—	(81)	(60)	—	(734)
Effect of foreign exchange difference	1,292	726	35	574	38	331	—	2,996
Balance, end of the year	47,342	27,563	1,365	21,979	1,511	12,841	—	112,601
Carrying amount, end of the year	$231,631	$39,255	$5,648	$5,496	$835	$10,733	$1,293	$294,891
The above items of property, plant and equipment were depreciated on a straight-line basis over the estimated useful life of the assets:

Batteries	8-12 years
Machinery equipment	2-10 years
Transportation equipment	2-5 years
Tooling equipment	2 years
Office equipment	2-5 years
Leasehold improvements	2-10 years
12. LEASE ARRANGEMENTS
a.Right-of-use assets

	December 31
	2021	2020
Carrying amounts
Land and buildings	$25,582	$29,371
Others	695	550
	$26,277	$29,921

	For the Year Ended December 31
	2021	2020	2019
Additions to right-of-use assets	$9,800	$9,844	$8,335

Depreciation charge for right-of-use assets
Land and buildings	$11,901	$10,681	$8,981
Others	386	385	283
	$12,287	$11,066	$9,264
b.Lease liabilities

	December 31
	2021	2020
Carrying amounts
Current	$11,153	$10,874
Non-current	$15,589	$19,468

As of December 31, 2021 and 2020, the range of discount rate for lease liabilities were both 1.2% to 2.40%.
c.Material lease-in activities and terms
The Company leases certain land, buildings and transportation equipment for the use of plants, offices and business operation with original lease terms of 1 to 10 years. The Company does not have bargain purchase options to acquire the buildings at the end of the lease terms. In addition, the Company is prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.
d.Other lease information

	For the Year Ended December 31
	2021	2020	2019
Expenses relating to short-term leases and low-value asset leases	$1,263	$1,112	$795
Total cash outflow for leases	$(14,025)	$(12,603)	$(10,403)
The Company leases certain office equipment and other equipment which qualify as short-term leases and low-value asset leases. The Company has elected to apply the recognition exemption and thus, did not recognize right-of-use assets and lease liabilities for these leases.
13. BORROWINGS
a.General commercial loans

	December 31
	2021	2020
Loans for procurement and operating capital	$21,857	$1,067
The interest rates on procurement loans were 0.9%-1.225% and 1.09% per annum as of December 31, 2021 and 2020, respectively.
b.Syndicated loans

	December 31
	2021	2020
Short-term bills payable - commercial paper	$72,254	$71,174
Less: Unamortized discounts (interest and bank charges)	(114)	(112)
	$72,140	$71,062

Syndicated loan	$153,179	$176,512
Less: Current portion	(44,437)	(25,623)
Less: Arrangement fee of syndicated loan	(467)	(666)
Long-term borrowings	$108,275	$150,223

Interest rate
Short-term bills payable - commercial paper	1.8804%	1.9178%
Syndicated loan	2.0808%-2.1903%	2.1892%
In order to replenish the operating fund for purchasing the batteries of electric scooters, for building battery swapping stations and for developing upgraded batteries of electric scooters, Gogoro Network Taiwan Branch has signed a syndicated loan agreement with Mega Bank, a mandated lead arranger, and other banks or financial institutions as participants in August 2016. Such loan agreement was further renewed in March 2019.
The renewed loan was a five-year term loan (the “2019 Term Loan”), with a credit line of NT$7,200,000 thousand. The 2019 Term Loan included a covenant requiring the Company to maintain its financial ratio as follows:
1)Current ratio no lower than 100%.
2)Debt ratio [(Total liabilities - Lease liabilities)/Total Equity] no higher than 230%.

The 2019 Term Loan was amended in December 2020 to revise the financial covenants which applies to the Company’s 2020 consolidated financial statements submitted to the bank and thereafter. The revised financial covenants are as follows:
1)Current ratio no lower than 100%.
2)Debt ratio [(Total liabilities - Lease liabilities)/Total Equity] no higher than 350% when net profit margin lower than 0%, and no higher than 400% when net profit margin higher than 0%, respectively.
According to the loan agreement, in case of two consecutive failures to meet the above financial ratios or requirements, unless it constitutes other breach events, such failure shall still not be deemed as an breach of loan agreement. However, the Company shall submit specific financial improvement measures (including but not limited to capital injection) to Mega Bank.
As of December 31, 2021, the current ratio was lower than 100% and debt ratio was higher than 400% which both have not been maintained per the loan requirements. Since Gogoro completed its business combination with Poema and PIPE share subscription plan on April 4, 2022, and through the transaction Gogoro has received approximately $344,757 thousand equity investment amount in total which in turn has significantly improved the Company's current ratio and debt ratio.
Refer to Note 29 for information relating to demand deposits reserved for syndicated loan pledged as collateral.
c.Other Loans

	December 31
	2021	2020
Procurement loans	$87,608	$642
Less: Current portion	—	(642)
Long-term borrowings	$87,608	$—

Interest rate	2.19%	3.7%
14. BONDS PAYABLE

	December 31
	2021	2020
Unsecured bonds	$100,000	$100,000
Less: Current portion	(100,000)	—
	$—	$100,000
The major terms of unsecured bonds as follows:

Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment
July 2018 to July 2022	$100,000
1st year: 300bps + 90-day Libor rate.
2nd year and 3rd year: 350bps + 90-day Libor rate.
4th year: 400bps + 90-day Libor rate.
The interest rates were 4.12388% and 3.71457% as of December 31, 2021 and 2020, respectively.
			Principle will be fully paid upon due; interest payable quarterly
According to the agreement, the Company has to maintain its net asset value above $100,000 thousand.
15. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2021	2020
Financial liabilities designated as at FVTPL

Redeemable preferred shares	$107,862	$107,397
On July 21, 2020, Gogoro’s board of directors resolved to issue 22,000 thousand redeemable preferred shares at $5 per share, with a par value of $1 each. On July 31, 2020, the Company issued 20,000 thousand redeemable preferred shares with a total consideration of $100,000 thousand.

The subscription terms of the redeemable preferred shares (the “Subscription Shares”) are summarized as follows:
a.The Subscription Shares will have a non-cumulative dividend at a rate of 7% per annum, which shall be payable in the sole discretion of the Company’s board of directors. Dividends shall be payable with respect to dividend accrual periods for any given issuance of the Subscription Shares, which are each complete calendar quarter following the issuance of the Subscription Shares. The Subscription Shares shall not participate in the dividend distribution, if any, for Ordinary Shares.
b.The Subscription Shares will be non-voting.
c.The Subscription Shares will have a liquidation preference over all other equity shares of the Company.
d.The Company could, in its sole discretion, decide to redeem the Subscription Shares at the amount equal to the issue price of the Subscription Shares held considering the change of exchange rates between initial date and redemption date and also plus the pro rata declared but unpaid dividends, if any. Such redemption shall not take place within one year from July 31, 2020.
Considering the fact that the Company has a concrete plan to redeem the preferred shares in the foreseeable future and such financial instrument contains embedded derivatives, the Company determined that the entire combined financial instrument should be recognized as financial liability and designated as at FVTPL. The loss of $7,465 thousand on such financial liabilities consist of changes in fair value of $465 thousand and dividend payment of $7,000 thousand for the year ended December 31, 2021. The loss of $8,612 thousand on such financial liabilities consist of changes in fair value of $7,397 thousand and dividend payment of $1,215 thousand for the year ended December 31, 2020.
Pursuant to the resolution of the board of directors in December 2021, the Company redeemed all redeemable preferred shares at the amounts of $1,975 thousand and $100,000 thousand for the dividends and principal, respectively, in January 2022.
16. NOTES PAYABLE AND TRADE PAYABLES

	December 31
	2021	2020
Notes payable	$366	$254
Trade payables	52,892	29,616
	$53,258	$29,870
The average term of payment is two to four months. The Company has financial risk management policies in place to ensure that all payables are paid within the pre-agreed terms.
17. OTHER LIABILITY

	December 31
	2021	2020
Other payable

Accrued expenses	$24,807	$28,882
Payable for bonus and annual leave	9,150	8,855
Payable for purchase of equipment	2,427	2,045
	$36,384	$39,782
Other liabilities

Advance receipts	$24,916	$17,904
Others	1,798	1,426
	$26,714	$19,330

Current	$8,219	$5,506
Non-current	18,495	13,824
	$26,714	$19,330
Advance receipts are mainly from government grants for energy facilities.

18. PROVISIONS FOR PRODUCT WARRANTY

	December 31
	2021	2020
Current	$6,480	$7,129
Non-current	9,150	10,433
	$15,630	$17,562
Movement of provisions for product warranty for the years ended December 31, 2021, 2020 and 2019 were as follows:

	For the Year Ended December 31
	2021	2020	2019
Balance, beginning of the year	$17,562	$21,321	$11,002
Provisions recognized	5,642	5,260	14,193
Usage	(7,811)	(10,200)	(4,447)
Effect of foreign exchange difference	237	1,181	573
Balance, end of the year	$15,630	$17,562	$21,321
The Company provides warranty service for its customers. The warranty period for electric scooters is generally two years. The warranty is estimated based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters.
19. EQUITY
a.Share capital
1)Ordinary shares

	December 31
	2021	2020
Number of shares authorized (in thousands)	229,781	229,781
Authorized capital	$23	$23
Number of shares issued and fully paid (in thousands) *	126,100	118,309
Issued capital	$15	$14
* Prior period results have been retroactively adjusted to reflect the 1: 0.8752888353 share subdivision effected on April 4, 2022.
Gogoro’s issued and outstanding ordinary share capital at December 31, 2021 and 2020 were $15 thousand and $14 thousand, divided into 144,067 thousand ordinary shares and 135,166 thousand ordinary shares, respectively, at $0.0001 par value each. Each ordinary share carries one vote and the right for dividends.
Pursuant to the Merger Agreement described in Note 1, immediately prior to the consummation of the Merger, Gogoro effected a recapitalization, whereby each of Gogoro’s ordinary shares that were issued and outstanding was subdivided into 0.8752888353 ordinary shares of Gogoro, such that each Gogoro ordinary share will have a value of $10.00 per share after giving effect to such share subdivision. According to Codification of Staff Accounting Bulletins Topic 4.C, Change in Capital Structure, all ordinary shares, preferred shares and restricted shares were adjusted retroactively for all periods presented in these consolidated financial statements.
2)Preferred shares
Gogoro issued 85,714 thousand shares of series C preference shares at an issuance price per share of $3.50 in 2017. The shares have been retroactively adjusted to 75,025 thousand shares so as to reflect the 1:0.8752888353 share subdivision effected on April 4, 2022. As of December 31, 2021 and 2020, the amounts of Gogoro’s outstanding preferred shares were both $85,714 thousand. The major features of preference share are summarized as follows:
a)The series C preferred shares will have a liquidation preference per share equal to the per share subscription price of such series C preferred shares in preference over the ordinary shares of Gogoro.
b)Each series C preferred share is entitled to the same dividends distributable to each ordinary share as may be declared from time to time by Gogoro’s board of directors.

c)The series C preferred shares will convert into ordinary shares on a one to one basis upon the earlier of: (i) at any time immediately before the issuance by Gogoro’s any class of shares with rights ranking prior to the series C preferred shares; (ii) Gogoro’s submission of an application with Taipei Exchange for listing on the Emerging Stock Board, or (iii) Gogoro's submission of a listing application in connection with the IPO to either the Taiwanese Stock Exchange Main Board, Hong Kong Stock Exchange Main Board, NASDAQ or NYSE in connection with its IPO. Prior to an IPO, if Gogoro issues any equity-linked securities for a price per share less than $3.50 per share other than ordinary shares issued in accordance with equity incentive award plans, the series C preferred shares shall be subject to broad-based weighted average anti-dilution protection.
d)Each series C preferred share will have a number of votes equal to the number of ordinary shares into which such series C preferred share is then convertible. The holders of ordinary shares will have one vote per share and will vote together with the ordinary shares, as a single class.
b.Capital surplus

	December 31
	2021	2020
Issuance of ordinary shares	$125,747	$125,747
Expired share option	2,209	2,209
Employee restricted shares	5,037	—
	$132,993	$127,956
On July 29, 2020, the shareholder’s meeting approved to offset accumulated deficit by capital surplus in the amount of $302,660 thousand.
For details of capital surplus - expired share option and employee restricted shares, refer to Note 24.

c.Retained earnings and dividend policy
1)Subject to any rights and restrictions for the time being attached to any Shares, Gogoro’s board of directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of Gogoro lawfully available therefor.
2)Subject to any rights and restrictions for the time being attached to any Shares, Gogoro by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by Gogoro’s board of directors.
3)Gogoro’s board of directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of Gogoro’s board of directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of Gogoro’s board of directors, either be deployed in Gogoro’s business or be invested in such investments as Gogoro’s board of directors may from time to time consider appropriate.
20. OPERATING REVENUE
The Company derives its revenue from contracts with customers for the following major products and services lines.
a.Disaggregation of revenue

	For the Year Ended December 31
	2021	2020	2019
Main products and service revenues
Sales of electric scooters and related parts	$248,137	$267,497	$384,480
Energy services revenue	99,587	78,626	44,497
Leasing revenue	10,304	7,400	578
Sales-related services revenue	6,844	7,253	5,689
Others	1,137	3,349	3,996
	$366,009	$364,125	$439,240

b.Contract balances

	December 31, 2021	December 31, 2020	January 1 2020

Trade receivables (Note 7)	$16,625	$13,475	$19,750
Contract liabilities - current
Products and energy service	$18,753	$13,540	$27,229
The Company recognized revenue from contract liability existing at January 1, 2020, 2019 and 2018 amounting to $12,893 thousand, $27,194 thousand and $19,798 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.
21. NET LOSS FROM CONTINUING OPERATIONS
a.Interest income

	For the Year Ended December 31
	2021	2020	2019
Deposits	$572	$775	$4,060
Repurchase agreements collateralized by bonds	44	101	100
Others	9	13	17
	$625	$889	$4,177
b.Other income

	For the Year Ended December 31
	2021	2020	2019
Income related to government grants	$5,446	$2,861	$1,893
Others	4,065	2,318	1,748
	$9,511	$5,179	$3,641
c.Other gains and losses

	For the Year Ended December 31
	2021	2020	2019
Net foreign exchange (loss) gain	(641)	$(1,160)	$507
(Loss) gain on disposal of property and equipment	(328)	(91)	34
Others	(658)	(295)	(305)
	$(1,627)	$(1,546)	$236
d.Finance costs

	For the Year Ended December 31
	2021	2020	2019
Interest on borrowings	$6,672	$4,713	$2,945
Interest on bonds payable	3,886	4,460	5,496
Interest on lease liabilities	530	581	591
	$11,088	$9,754	$9,032

e.Depreciation and amortization

	For the Year Ended December 31
	2021	2020	2019
Property and equipment	$81,489	$66,605	$47,340
Right-of-use assets	12,287	11,066	9,264
Intangible assets	1,043	896	562
	$94,819	$78,567	$57,166

An analysis of depreciation by function
Cost of revenue	$84,878	$69,197	$48,582
Operating expenses
Selling and marketing expenses	2,863	2,878	2,962
General and administrative expenses	4,606	4,474	4,410
Research and development expenses	1,429	1,122	650
	$93,776	$77,671	$56,604

An analysis of amortization by function
Cost of revenue	$94	$77	$86
Operating expenses
Selling and marketing expenses	158	68	25
General and administrative expenses	280	376	241
Research and development expenses	511	375	210
	$1,043	$896	$562
f.Employee benefits expense

	For the Year Ended December 31
	2021	2020	2019
Short-term benefits	$70,205	$66,913	$66,210
Defined contribution plans	2,982	2,985	2,349
Share-based payments	5,038	—	—
Termination benefits	86	292	119
Total employee benefits expense	$78,311	$70,190	$68,678

An analysis of employee benefits expense by function
Cost of revenue	$24,417	$23,007	$21,164
Operating expenses
Selling and marketing expenses	17,457	17,700	17,119
General and administrative expenses	13,908	11,141	12,231
Research and development expenses	22,529	18,342	18,164
	$78,311	$70,190	$68,678
22. INCOME TAXES RELATING TO CONTINUING OPERATIONS
a.Income tax (benefit) expense recognized in profit or loss
Major components of income tax (benefit) expense are as follows:

	For the Year Ended December 31
	2021	2020	2019
Current tax
In respect of the current year	$—	$(1,063)	$1,014
Deferred tax	—	—	—
Income tax (benefit) expense recognized in profit or loss	$—	$(1,063)	$1,014

A reconciliation of accounting loss and income tax (benefit) expense is as follows:

	For the Year Ended December 31
	2021	2020	2019
Loss before tax	$(67,362)	$(50,343)	$(12,074)
Income tax benefit calculated	$(14,913)	$(9,634)	$(2,692)
Nondeductible expenses in determining taxable income	990	82	38
Income tax on unappropriated earnings	—	—	1,014
Adjustments in respect of prior year	—	(1,063)	—
Unrecognized loss carryforwards and deductible temporary differences	13,923	9,552	2,654
Income tax (benefit) expense recognized in profit or loss	$—	$(1,063)	$1,014
The applicable corporate income tax rate applied by the Company for those entities in the ROC is 20%, while the tax rate for unappropriated earnings is 5%. Income tax on unappropriated earnings is accrued in the year the earnings arise and adjusted to the extent that the unappropriated earnings are distributed in the following year. The earning generated from 2019 was qualified for tax deduction under Statute of Industrial Innovation of ROC, therefore, the income tax accrued on unappropriated earnings in 2019 was fully reversed in 2020. Tax rates used by other group entities operating in other jurisdictions are based on the tax laws in those jurisdictions.
b.Current tax assets and liabilities

	December 31
	2021	2020
Current tax assets
Tax refund receivable	$31	$37
c.Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets were as follows:

	December 31
	2021	2020
Loss carryforwards
Expire in 2024	$919	$905
Expire in 2025	10,946	43,405
Expire in 2026	63,112	72,961
Expire in 2027	43,239	42,593
Expire in 2028	75,818	74,684
Expire in 2029	24,429	24,063
Expire in 2030	36,086	36,525
Expire in 2031	41,987	—
	$296,536	$295,136

Deductible temporary differences	$63,728	$56,865
d.Income tax assessments
The income tax returns of Gogoro Taiwan Limited, Gogoro Taiwan Sales and Service Limited and Gogoro Network Taiwan Branch for the years through 2020 have been assessed and approved by the tax authority. The income tax returns of GoShare Taiwan Limited for the years through 2019 have been assessed and approved by the tax authority.
23. LOSS PER SHARE

	Unit: US$ Per Share
	For the Year Ended December 31
	2021	2020	2019
Basic and diluted loss per share	$(0.35)	$(0.25)	$(0.07)

The loss and weighted average number of ordinary shares outstanding for the computation of loss per share were as follows:
Net Loss for the Years

	For the Year Ended December 31
	2021	2020	2019
Net loss	$(67,362)	$(49,280)	$(13,088)
Shares

	Unit: In Thousands of Shares
	For the Year Ended December 31
	2021	2020	2019
Weighted average number of ordinary shares in computation of basic and diluted loss per share	193,334	193,334	193,334
Weighted average number of ordinary shares in computation of basic loss per share included ordinary share and potentially preferred shares converted to ordinary shares mandatorily. The share-based payment mentioned in Note 24 and redeemable preferred shares mentioned in Note 15 belong to potentially ordinary share and shares were anti-dilutive in 2021, 2020 and 2019, hence excluded from the computation of diluted earnings per share.
Pursuant to the Merger Agreement described in Note 1, immediately prior to the consummation of the Merger, Gogoro effected a recapitalization, whereby each of Gogoro’s ordinary shares that was issued and outstanding was subdivided into 0.8752888353 ordinary shares of Gogoro, such that each Gogoro ordinary share will have a value of $10.00 per share after giving effect to such share subdivision. As a result, all ordinary shares and preferred shares were adjusted retroactively for all periods presented in these consolidated financial statements when computing loss per share.
24. SHARE-BASED PAYMENT ARRANGEMENTS
Restricted Share Plan for Employees
Pursuant to the 2019 Equity Incentive Award Plan, the Company granted 8,901 thousand restricted shares (adjusted to 7,791 thousand restricted shares after share subdivision discussed in Note 19) to certain executives and employees in September 2021 that will be settled in shares of the Company. The fair value of employee restricted shares was $5.47 on the grant date using the income approach valuation technique. If the employees who are granted employee restricted shares achieve their performance condition and remain employed by the Company at the end of each vesting period, the restricted shares are vested at 25% upon the date of the Company’s IPO (the term “IPO” shall mean an initial public offering of the securities of Gogoro Inc. or Gogoro Taiwan Limited in conjunction with the admission to trading on an internationally recognized stock exchange designated in writing by the Company) and 25%, 25% and 25% after the first, second and the third anniversary of year from the date of IPO.
Subject to the terms of the 2019 Equity Incentive Award Plan, an award agreement may grant the Company a repurchase option exercisable upon the termination of a participant’s employment for any reason at a purchase price equal to the original purchase price per share paid by the purchaser to the Company for such shares, which repurchase option will lapse pursuant to terms set forth by the administrator. Once restricted share is purchased or received, participants will have the rights equivalent to those of a holder of shares. No adjustment will be made for a dividend or other right for which the record date is prior to the date the restricted share is purchased. Awards may not be transferred, assigned, pledged, donated or otherwise disposed of in any manner, other than with respect to options by the laws of wills and descent. The Company has not granted any additional awards under 2019 Equity Incentive Award Plan after September 2021 and such plan has been terminated in March 2022.
In March 2022, the board of director approved the 2022 Equity Incentive Award Plan to reserve 26,634 thousand of the Company’s ordinary shares under this plan for future participants.
Information on restricted share plan was as follows:

	2021
	Shares (In Thousands)	Fair Value
Balance at January 1	—	$—
Shares granted	7,791	5.47
Balance at December 31	7,791	5.47

Shares unvested, December 31	7,791
Note: Number of shares has been adjusted due to share subdivision discussed in Note 19.

As of December 31, 2021, there was $30,388 thousand of total unrecognized compensation cost related to restricted shares granted under the 2019 Equity Incentive Award Plan and compensation cost recognized amounted to $5,038 thousand for the year ended December 31, 2021.
Employee Share Option Plan of the Company
The Company has share option plans for qualified employees. Each option entitles the holder to subscribe for one ordinary share of Gogoro. The options granted are valid for 5-7 years and exercisable at certain percentages when meeting the vesting conditions.
Information on employee share options was as follows:

	2020		2019
	Number of Options (In Thousands)	Weighted-average Exercise Price	Number of Options (In Thousands)	Weighted-average Exercise Price
Balance at January 1	298	$0.7106	298	$0.7106
Options granted	—	—	—	—
Options exercised	—	—	—	—
Options forfeited	(298)	0.7106	—	—
Balance at December 31	$—	—	$298	0.7106
Options exercisable, end of year	—	—	298	0.7106
Weighted-average fair value of options granted per unit	$—		$—

Note: Number of options has been adjusted due to share subdivision discussed in Note 19.

25. NON-CASH TRANSACTIONS
a.Investing activities

	For the Year Ended December 31
	2021	2020	2019
Increase in property, plant and equipment	$128,230	$145,000	$181,631
Changes in prepayment for equipment	(109)	(3,327)	(3,844)
Changes in payable for purchases of equipment	(382)	2,596	(1,463)
Payments for property, plant and equipment	$127,739	$144,269	$176,324
b.Changes in liabilities arising from financing activities
For the year ended December 31, 2021

			Non-cash Changes
	Beginning Balance	Cash Flows	Foreign Exchange Movement	Leases Modifications	Loss on FVTPL Financial Liability	Financial Cost	Ending Balance
Short-term borrowings and bills payable	$72,129	$20,563	$1,305	$—	$—	$—	$93,997
Financial liabilities at fair value through profit or loss	107,397	(7,000)	—	—	7,465	—	107,862
Lease liabilities	30,342	(12,762)	399	8,233	—	530	26,742
Long-term borrowings (including current portion)	176,488	60,536	3,296	—	—	—	240,320
Guarantee deposits received	1,114	(103)	16	—	—	—	1,027
	$387,470	$61,234	$5,016	$8,233	$7,465	$530	$469,948
For the year ended December 31, 2020

			Non-cash Changes
	Beginning Balance	Cash Flows	Foreign Exchange Movement	Leases Modifications	Loss on FVTPL Financial Liability	Financial Cost	Ending Balance
Short-term borrowings and bills payable	$78,207	$(10,775)	$4,697	$—	$—	$—	$72,129
Financial liabilities at fair value through profit or loss	—	98,785	—	—	8,612	—	107,397
Lease liabilities	30,472	(11,491)	1,935	8,845	—	581	30,342
Long-term borrowings (including current portion)	57,092	110,121	9,275	—	—	—	176,488
Guarantee deposits received	1,001	44	69	—	—	—	1,114
	$166,772	$186,684	$15,976	$8,845	$8,612	$581	$387,470
For the year ended December 31, 2019

			Non-cash Changes
	Beginning Balance	Cash Flows	Foreign Exchange Movement	Leases Modifications	Financial Cost	Ending Balance
Short-term borrowings and bills payable	$—	$75,849	$2,358	$—	$—	$78,207
Lease liabilities	30,687	(9,608)	723	8,079	591	30,472
Long-term borrowings (including current portion)	90,527	(34,581)	1,146	—	—	57,092
Guarantee deposits received	992	(15)	24	—	—	1,001
	$122,206	$31,645	$4,251	$8,079	$591	$166,772
26. CAPITAL MANAGEMENT
The Company manages its capital to ensure that entities controlled by the Company will be able to support the required equipment and capital expenditures in the future, through the optimization of the debt and equity balance.
Key management personnel of the Company review the capital structure periodically. In order to balance the overall capital structure, the Company may adjust the amounts of bank loans, the number of new shares issued or other equity instruments.
27. FINANCIAL INSTRUMENTS
a.Fair value of financial instruments that are not measured at fair value
Financial instruments not measured at fair value held by the Company include financial assets measured at amortized cost. The management considers that the carrying amounts of financial assets not measured at fair value approximate their fair values or the fair values are not measured reliably.
b.Fair value of financial instruments that are measured at fair value on a recurring basis
1)Fair value hierarchy
December 31, 2021

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Redeemable preferred shares	$—	$—	$107,862	$107,862
December 31,2020

	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Redeemable preferred shares	$—	$—	$107,397	$107,397
There were no transfers between Level 1 and 2 in the current and prior years.
2)Reconciliation of Level 3 fair value measurements of financial instruments
The only financial liability subsequently measured at fair value based on Level 3 fair value measurement is redeemable preferred shares and the fair value increased by $465 thousand and $7,397 thousand for the years ended December 31, 2021 and 2020, respectively.
3)Valuation techniques and inputs applied for Level 3 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Debt instruments – redeemable preferred shares	Discounted cash flow: Future cash flows are estimated based on observable forward exchange rates at the end of the reporting period, dividend rate and contract exchange rate when redeeming, discounted at a rate that reflects the credit risk of the Company.
The fair values of redeemable preferred shares were determined using the discounted cash flow method, which was used to capture the present value of the expected future economic resources outflow. The significant unobservable inputs used are listed in the table below. An increase in discount rate used in isolation would result in a decrease in the fair value.

	December 31
	2021	2020
Discount rate	6.75%	6.17%
If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair value of the shares would increase (decrease) as follows:

	December 31
	2021	2020
Discount rate
1% increase	$(41)	$(1,188)
1% decrease	$41	$1,214
4)Valuation process for the fair value measurement within Level 3
The finance department of the Company reviewed the reliability, independence and correspondence of the information sources in representative of the fair value. Any adjustments should be made in order to ensure the rationality of the valuation presented.
c.Categories of financial instruments

	December 31
	2021	2020
Financial assets
Amortized cost (Note 1)	$268,420	$248,970

Financial liabilities
FVTPL
Designated as at FVTPL	107,862	107,397
Amortized cost (Note 2)	515,665	409,747
1)The balances included financial assets measured at amortized cost, which comprise cash and cash equivalents, trade receivables, other financial assets, partial other assets and refundable deposits.

2)The balances included financial liabilities measured at amortized cost, which comprise short-term and long-term borrowings, notes payable and trade payables, bonds payable, partial other payables and guarantee deposits received.
d.Financial risk management objectives and policies
The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. In order to minimize the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.
1)Market risk
The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates (see (a) below) and interest rates (see (b) below).
a)Foreign currency risk
The Company undertook transactions denominated in foreign currencies; consequently, was exposed to the exchange rate fluctuations.
Sensitivity analysis
Since the primary operating entities of the Company are located in Taiwan, which mainly transact in New Taiwan dollars (NTD), those entities were mainly exposed to the fluctuations of USD.
The following table details the Company’s sensitivity to a 1% increase and decrease in NTD against USD. The sensitivity analysis included only outstanding foreign currency denominated monetary items. A positive number below indicates an increase in pre-tax profit (loss) or equity associated with NTD strengthens 1% against USD. For a 1% weakening of NTD against USD, there would be an equal and opposite impact on equity, and the balances below would be negative.

	For the Year Ended December 31
	2021	2020	2019

Profit or loss	$(90)	$(1,037)	$9
Equity	2,067	2,412	2,414
b)Interest rate risk
The Company was exposed to interest rate risk because the entities in the Company borrowed funds at both fixed and floating interest rates. The Company’s interest rate risk was mainly concentrated in the fluctuation of the benchmark interest rate arising from cash and cash equivalents - time deposits and repurchase agreements collateralized by bonds, other financial assets, short-term borrowings, long-term borrowings, bonds payable, financial liabilities designated as at FVTPL and leasing liabilities. The carrying amount of the Company’s financial assets and financial liabilities with exposure to interest rates at the end of the reporting period were as follows.

	December 31
	2021	2020
Fair value interest rate risk
Financial assets	$204,747	$204,097
Financial liabilities	134,604	138,381
Cash flow interest rate risk
Financial assets	42,426	27,963
Financial liabilities	434,898	348,753
The sensitivity analyses below were determined based on the Company’s exposure to interest rates for non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analyses were prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10 basis points increase or decrease was used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher/lower and all other variables were held constant, the Company’s loss for the years ended December 31, 2021, 2020 and 2019 would increase/decrease by $392 thousand, $321 thousand and $169 thousand, respectively.
2)Credit risk
Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk was mainly arising from bank deposits, trade receivables, other receivables, other financial assets and refundable deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.
3)Liquidity risk
The Company manages liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.
Liquidity and interest risk rate tables for non-derivative financial liabilities
The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities from the earliest date on which the Company can be required to pay. The tables included both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount was derived from the interest rate curve at the end of the reporting period.
December 31, 2021

	Interest Rate %	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	5+ Years
Non-derivative financial liabilities
Non-interest bearing		$44,998	$34,661	$49	$1,027	$33
Lease liabilities	1.20-2.40	1,124	2,071	8,346	15,919	—
Fixed interest rate liabilities	7.00	108,110	—	—	—	—
Variable interest rate liabilities	0.90-4.12	74,964	19,147	144,436	196,351	—
		$229,196	$55,879	$152,831	$213,297	$33
December 31, 2020

	Interest Rate %	On Demand or Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	5+ Years
Non-derivative financial liabilities
Non-interest bearing		$49,361	$10,094	$561	$1,114	$—
Lease liabilities	1.90-2.28	1,016	1,965	8,342	20,135	—
Fixed interest rate liabilities	3.70-7.00	—	160	481	115,474	—
Variable interest rate liabilities	1.09-3.71	71,174	1,068	25,623	250,889	—
		$121,551	$13,287	$35,007	$387,612	$—

Bank credit limit

	December 31
	2021	2020
Unsecured bank general credit limit
Amount used (Note)	$335,983	$259,888
Amount unused	222,225	80,735
	$558,208	$340,623
Note: The calculation of amount used was based on the initial long-term borrowing amount of the Company, and would not be affected before the Company repays the full amount of all the initial long-term borrowings. The amount used included guarantees for customs duties and government grants.

28. TRANSACTIONS WITH RELATED PARTIES
Balances and transactions between Gogoro and its subsidiaries, which are related parties of Gogoro, have been eliminated on consolidation and are not disclosed in this note. Other than that, the Company's remaining transactions with related parties were immaterial for the years ended December 31, 2021 and 2020. The names and relationships of related-parties are disclosed below.

Related-party	Relationship with the Company
Nan Shan General Insurance Co., Ltd	Related party in substance
Nan Shan Life Insurance Co., Ltd.	Related party in substance
Ruentex Development Co., Ltd.	Related party in substance
Ruentex Pai-yi Co., Ltd.	Related party in substance
RT Mart International Co., Ltd.	Related party in substance
Yin Shu-Tien Medical Foundation	Related party in substance
Ruentex Interior Design Inc.	Related party in substance
Compensation of Key Management Personnel

	For the Year Ended December 31
	2021	2020	2019
Short-term employee benefits	$2,695	$4,543	$4,166
Share-based payments	1,290	—	—
Post-employment benefits	18	85	52
	$4,003	$4,628	$4,218
29. ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY
The following assets were provided as collateral for bank borrowings, lease guarantees, government grants and outsourcing productions:

	December 31
	2021	2020
Demand deposits reserved for loan payment	$1,011	$997
Pledged time deposits	$222	$1,525
30. SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
On December 26, 2019, Stone Energy Technology Corporation (“Stone Energy”) filed a lawsuit for patent infringement against Gogoro Taiwan Limited, Gogoro Network (Cayman), Gogoro Network (Cayman) Taiwan Branch and Gogoro Taiwan Sales and Services Limited in the Intellectual Property Court of the Republic of China, in which the patent numbers I308406 and I423140 are asserted. On May 28, 2021, the Intellectual Property Court dismissed all claims of Stone Energy. Stone Energy has appealed with a trimmed claim amount. As of the date that the board of directors approved and authorized the issuance of the consolidated financial statements, this appeal is pending for the Intellectual Property and Commercial Court. Since the litigation outcome is unknown and cannot be reasonably estimated as of the date of this report, no provision has been provided as of December 31, 2021.
In October 2021, the Company entered into a contract with Hon Hai Precision Industry Co., Ltd. and committed to investing a battery pack assembly line in Wuhan, China for approximately $15,000 thousand. As of December 31, 2021, the committed amount was not paid.

31. SEGMENT INFORMATION
The Company is viewed as a single business segment involving sales of electric scooter and related hardware and battery swapping and energy services for purposes of performance measurement and resource allocation. As such, the Company has determined that it operates in one reportable segment.
Geographic and major customers information were as follows:
a.Geographical areas
The locations of the Company’s non-current assets (other than financial instruments and refundable deposits) as of December 31, 2021, and 2020 were as follows:

	December 31
	2021	2020
Taiwan	$481,613	$432,273
The countries that accounted for 10 percent or more of consolidated total revenues for the years ended December 31, 2021, 2020 and 2019 were as follows:

	For the Year Ended December 31
	2021	2020	2019
Taiwan	$354,231	$361,264	$422,011
Others	11,778	2,861	17,229
	$366,009	$364,125	$439,240
b.Major customer
There is no external customer accounted for 10 percent or more of the Company’s total revenues for the years ended December 31, 2021, 2020 and 2019.
32. SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD
As described in Note 1, concurrently with the execution of the Merger Agreement, certain investors (the “PIPE Investors”) have entered into certain share subscription agreements (each, a “PIPE Agreement”) pursuant to which the PIPE Investors have committed to subscribe for and purchase 29,482,000 Gogoro Ordinary Shares at $10.00 per share for an aggregate purchase price of $294,820 thousand. The PIPE amount of $294,820 thousand was received by the closing date of merger (the “Closing Date”) on April 4, 2022.
Pursuant to the Merger Agreement, on the Closing Date, the Company issued 13,618,735 ordinary shares to Class A and Class B shareholders of Poema and assumed warrants previously issued by Poema, consisting of 9,400,000 private placement warrants and 17,250,000 public warrants. The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a business combination or earlier upon redemption or liquidation.
Concurrently, during the period between the Closing Date and the sixth anniversary of the Closing Date, eligible Gogoro shareholders may receive up to 12 million additional shares of the Company’s ordinary shares, with one-third of the earnout shares issuable if over any 20 trading days within any 30 trading day period the volume-weighted average price of the Company ordinary shares is greater than or equal to $15.00, $17.50 and $20.00, respectively.
On March 31, 2022, the interim amended and restated memorandum and articles of association of Gogoro has been adopted and became effective. On the Closing Date, immediately prior to the consummation of any of the transactions contemplated by the subscription agreements, Gogoro repurchased each series C preferred share that is issued and outstanding for cash consideration in an amount equal to the initial subscription price for such series C preferred shares. Immediately upon receipt of such cash consideration, each holder of a series C preferred share applied such amount to the subscription for one Gogoro ordinary share.

ITEM 19.    EXHIBITS

Exhibit No.	Description	Filed Herewith	Incorporation by Reference
			Form	File No.	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association	X

2.1	Description of Securities of Gogoro	X

2.2	Specimen Ordinary Shares Certificate		F-4/A	333-261181	4.1	March 2, 2022

2.3	Specimen Warrant Certificate		F-4	333-261181	4.2	November 18, 2021

2.4	Warrant Agreement, dated as of January 5, 2021, by and between Poema Global Holdings Corp. and Continental Stock Transfer & Trust Company		F-4	333-261181	4.4	November 18, 2021

2.5	Assignment and Assumption Agreement, dated April 4, 2022, by and among Poema Global Holdings Corp., Gogoro Inc. and Continental Stock Transfer & Trust Company.	X

4.1#	Agreement and Plan of Merger, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp., Starship Merger Sub I Limited and Starship Merger Sub II Limited.		F-4	333-261181	2.1	November 18, 2021

4.2	Form of Subscription Agreement		F-4	333-261181	10.2	November 18, 2021

4.3	Sponsor Support Agreement, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp. and Poema Global Partners LLC.		F-4	333-261181	10.3	November 18, 2021

4.3	Form of Registration Rights Agreement		F-4	333-261181	10.4	November 18, 2021

4.4	Form of Gogoro Shareholder Lock-Up Agreement		F-4	333-261181	10.5	November 18, 2021

4.5	Form of Director and Officer Indemnification Agreement		F-4/A	333-261181	10.7	March 2, 2022

4.6+	2013 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.8	November 18, 2021

4.7+	2016 Equity Incentive Award Pan of Gogoro Inc.		F-4	333-261181	10.9	November 18, 2021

4.8+	2019 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.10	November 18, 2021

4.9+	2022 Equity Incentive Plan of Gogoro Inc.		F-4/A	333-261181	10.11	March 15, 2022

4.10	Housing Lease Agreement between Taiwan Cooperative Bank and Gogoro Taiwan Ltd. dated November 30, 2017 (EN Translation).		F-4/A	333-261181	10.11	January 12, 2022

4.11#	Capital Increase Agreement between Yadea Technology Group Co., Ltd., Jiangmen Dachangjiang Group Co., Ltd., Ai Huan Huan Energy (Shanghai) Ltd. and Gogoro Network Pte. Ltd. dated November 25, 2020 (EN Translation).		F-4/A	333-261181	10.12	January 12, 2022

4.12	Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated March 28, 2019 (EN Translation).		F-4/A	333-261181	10.13	January 12, 2022

4.13	First amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 14, 2020 (EN Translation).		F-4/A	333-261181	10.14	January 12, 2022

4.14	Second amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Dec 14, 2020 (EN Translation).		F-4/A	333-261181	10.15	January 12, 2022

4.15	Term Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.16	January 12, 2022

4.16	Term Loan Agreement of Gogoro Inc. with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.17	January 12, 2022

8.1	List of subsidiaries		F-4/A	333-261181	21.1	January 12, 2022

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X

101.INS	Inline XBRL Instance Document.	X

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	X

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	X
    Indicates management contract or compensatory plan or arrangement.
#    Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gogoro Inc.

/s/ Horace Luke
Horace Luke
Chairman of the Board of Directors and
Chief Executive Officer

Date: May 2, 2022