Form 20-F
period 2022-12-31
Gogoro Inc.
filed 2023-03-31
CIK 1886190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM 20-F
___________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
As of December 31, 2022, there were 244,211,643 Ordinary shares outstanding, par value US$0.0001 per share,
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Gogoro completed a merger with Poema Global Holdings. Corp on April 4, 2022 and Gogoro’s ordinary shares began trading on the Nasdaq Stock Exchange on April 5, 2022. Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gogoro and the other two entities established for the purpose of effecting the mergers under the Merger Agreement (the “Mergers”).
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
▪“GoStation®” refers to Gogoro Battery Swapping Stations;
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
▪“PBGN” refers to Powered by Gogoro Network™;
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
▪“SEC” refers to the U.S. Securities and Exchange Commission;
▪“Securities Act” refers to the Securities Act of 1933, as amended;
▪“Subscription Agreements” refers to such subscription agreements entered into between Gogoro and certain investors on September 16, 2021, January 18, 2022 and March 21, 2022, relating to the PIPE Investments; and
▪“Warrants” refers to (i) Public Warrants and (ii) private placement warrants each entitles the holder thereof to purchase one Gogoro Ordinary Share for an exercise price of $11.50 per share, subject to adjustment.

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
▪Our ability to expand effectively into new markets, including India, Indonesia and PRC, including the timing and estimates on the number of cities we will expand to;
▪Successful acquisitions of new businesses, products or technologies, or entering into strategic collaborations alliances or joint ventures in Taiwan and internationally,
▪Our ability to develop and maintain relationships with our partners, including our OEM partners;
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
▪The impacts of service disruptions, outages, errors and performance problems in any of our products;
▪The impact of health pandemics, including the COVID-19 pandemic;
▪The ability of our products and services to successfully compete with a growing list of established and new competitors;
▪Changes to fuel economy standards or the success of alternative fuels;
▪Our ability to continue to develop new products and product innovations to adapt to the rapid technological change that characterizes the ePTW market;
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
▪Our exposure to fluctuations in currency exchange rates.
▪The legal, regulatory and financial challenges that we may face with conducting business through subsidiaries in Taiwan and international markets; and
▪The other matters described in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

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
D. Risk Factors

Summary Risk Factors

The below summary risks provide an overview of the material risks we are exposed to in the normal course of our business activities. The below summary risks do not contain all of the information that may be important to you, and you should read the summary risks below together with the more detailed discussion of risks set forth following this section under the heading “Risk Factors,” as well as elsewhere in this annual report. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. Consistent with the foregoing, we are exposed to a variety of risks, including those associated with the following:
▪We have incurred operating losses historically and expect to incur significant expenses and continuing losses at least for the near and medium term.
▪Our expectations for future operating and financial results are subject to significant uncertainty and are based on assumptions, analyses and internal estimates developed by management, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from our anticipated results.
▪Our future success depends on our success in expanding our sales in both Taiwan and into other geographic markets. We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.
▪If we fail to execute our growth strategy or manage growth effectively, our business, financial condition and results of operations would be adversely affected.
▪If we fail to expand effectively into new product or technology markets, our revenues and business may be negatively affected.
▪Our financial results may vary significantly from period to period due to fluctuations in our operating costs or expenses and other foreseeable or unforeseeable factors.
▪Our business is subject to risk associated with product design and manufacturing quality for our existing products including vehicles, battery packs, battery swapping stations, ride-share vehicles, and other products and may also be negatively impacted by product quality in the future.
▪Our business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as we expand the scope of such services with other parties.
▪Due to the complexity of our manufacturing operations, we are not always able to timely respond to fluctuations in demand and we may incur significant charges and costs.
▪We rely on a limited number of vendors, suppliers and manufacturers. A loss of any of these partners could negatively affect our business, or they may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.
▪We may experience delays in launching and ramping the production of our products and features, or we may be unable to control our manufacturing costs.
▪Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

▪Our success depends on the ability to develop and maintain relationships with our partners, including our OEM partners, manufacturing partners and demand generation partners.
▪We may be unable to retain our key personnel and attract additional qualified personnel to operate and expand our business.
▪We may need to raise additional funds and these funds may not be available when needed or may be available only on unfavorable terms.
▪We are exposed to fluctuations in currency exchange rates.
▪We face strong competition for our products and services from a growing list of established and new competitors.
▪Failure to successfully develop and manage a B2B business model and markets may negatively impact our results of operations.
▪Changes to fuel economy standards or the success of alternative fuels may negatively impact the ePTW market and thus the demand for our products and services.
▪Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for ePTWs and battery swapping services.
▪The ePTW markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and our financial results.
▪Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.
▪Our business may be adversely affected by the changes of governmental policy and subsidy program in Taiwan or international electric scooters markets.
▪Our Taiwan subsidiaries bear product liabilities for damages caused by our products under Taiwan regulations on consumer protection. In other markets we may also be exposed to product liability risks.
▪A downturn in global economy, and economic and political policies of the relevant markets could materially and adversely affect our business operations such markets.
▪Uncertainties in the interpretation and enforcement of the applicable laws and regulations in the relevant markets could limit the legal protections available to us and our security holders.
▪Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the government of the relevant markets intervenes in or influences our operations.
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

Risks Related to Our Business

We have incurred operating losses historically and expect to incur significant expenses and continuing losses at least for the near and medium term.
We have a history of operating losses and negative operating cash flows. We incurred a net loss of $98.9 million, $67.4 million and $49.3 million for the year ended December 31, 2022, 2021 and 2020, respectively, and, as of December 31, 2022, our accumulated deficits was approximately $349.9 million. We believe we will continue to incur operating and net losses each quarter in the foreseeable future. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) and ePTWs by consumers and other electric transportation modalities, continued support from regulatory programs and in each case, the use of our battery swapping technology, any of which may not occur at the levels we currently anticipate or at all. We may need to raise additional financing through loans, securities offerings, or additional investments in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms. Our forecasts and projections are based upon assumptions, analyses and internal estimates developed by management. If these assumptions, analyses, or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from those forecasted or projected.
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

Our expectations for our future operating and financial results depend on the successful implementation of our proposed business plan, and policies and procedures consistent with the assumptions. Future results will also be affected by events and circumstances beyond our control, for example, the competitive environment, rapid technological change, economic and other conditions in the markets in which we operate or seek to enter, governmental regulation and, uncertainties inherent in product development and testing, our future financing needs and our ability to grow and to manage growth effectively, our executive team, and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this annual report. In particular, our forecasts and projections include forecasts and estimates relating to the expected size and growth of the markets in which we operate or seek to enter. Our forecasts and projections also assume that we are able to perform our obligations under our commercial contracts. For the reasons described above, it is likely that our actual results of operations will be different from our expectations and we may be required to make adjustments in our business operations that may have a material adverse effect on our financial condition and results of operations. For example, we were unable to achieve the projected financial results set at the beginning of the year in 2022. We cannot assure you that we will be able to achieve our expectations in the future.
Our future success depends on our success in expanding into other geographic markets. We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.
Our success will depend, in part, on our ability to expand our product offerings and grow our business by ourselves or through local partners in response to changing technologies, customer demands and competitive pressures. For example, in addition to the collaboration we started in 2021 with Yadea Technology Group Co. Ltd. (“Yadea”) and Dachangjiang Group Co., Ltd. (“DCJ”) to expand in the PRC, Hero MotoCorp (“Hero”) in India, GoTo in Indonesia, and Foxconn as a global manufacturing partner, we also entered into a strategic partnership with Zypp, India's leading EV-as-a-Service platform in November 2022 and signed Memorandum of Understanding for a strategic energy partnership with the Indian State of Maharashtra and Belrise Industries in January 2023 to further expand our presence in the Indian market. Furthermore, we partnered with Jardine Cycle & Carriage (SGX: C07), a diversified group with market-leading businesses across Southeast Asia to kick-off our sandbox pilot to deploy and validate battery swapping as awarded by Singapore's Land Transport Authority. We also partnered with Metro Motor and Paz Group to launch of our industry leading battery swapping system and Smartscooters in the Tel Aviv metropolitan area. Our success is highly reliant on local partners’ successful performance and such local partners may not perform as they expect due to various reasons or factors including the product price or business model and any failure of performance may impact significantly on our success. In some circumstances, we may determine to do so through collaborating with complementary businesses, including forming joint ventures, rather than through internal development. The identification of suitable alliance and joint venture partner candidates can be difficult, time consuming, and costly, and we may not be able to successfully complete identified alliances or joint ventures. Other companies may compete with us for these strategic opportunities. In addition, even if we successfully complete an alliance or joint venture, we may not be able to timely and effectively commence operations of any joint venture or other alliance because the process of integration could be expensive, time consuming and may strain our resources. Furthermore, we may be required to contribute significant amounts of capital or incur losses in the initial stages of an alliance or joint venture, particularly as selling and marketing activities increase ahead of expected long-term revenue. For example, capital contributions to a joint venture may be necessary in the future if we expands our operations in the geographic market that we wish to expand into in order to achieve our long-term strategy in such locations. In addition, the process for customers of the alliance or joint venture to comply with local or foreign regulatory requirements that may be required to purchase our products may cause delays in the alliance partner or joint venture’s ability to conduct business. Furthermore, the products and technologies that we jointly develop, or with respect to which we collaborate, may not be successful or may require significantly greater resources and investments than we originally anticipated. For example, as of the date of this annual report, we had not been able to generate satisfactory results from our collaborations with partners in mainland China, such as Yadea and DCJ. Implementing new lines of business or offering new products and services within existing lines of business can affect the sales and profitability of existing lines of business or products and services, including as a result of sales channel conflicts. In addition, we may not be in a position to exercise sole decision-making authority regarding any strategic collaboration, alliance or joint venture, which could result in impasses on decisions or decisions made by our partners, and our partners in such collaborations, alliances or joint ventures may have economic or business interests that are, or may become, inconsistent with our interests. Furthermore, we may adjust our business strategies in different geographic markets from time to time based on the latest development in such market, which may also require significant amounts of capital or incur losses and may strain our resources.
Collaborations, alliances and joint ventures can be difficult to manage and may involve significant expense and divert the focus and attention of our management and other key personnel away from our existing businesses. With respect to joint ventures, we may not be able to attract qualified employees, acquire customers or develop reliable supply, distribution or other partnerships. As a result of certain collaborations, alliances and joint ventures we could face potential damage to existing customer relationships or lack of customer acceptance or inability to attract new customers. These risks could be magnified to the extent that any new collaboration, alliance or joint venture would result in a significant increase in operations in developing markets. Future alliances could also result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, or expenses or other charges such as in-process research and development, any of which could harm our business and affect our financial results or cause a reduction in the price of Gogoro Ordinary Shares. Further, alliance partners and joint ventures may also operate in foreign jurisdictions with laws and regulations with which we have limited familiarity, which could adversely impact our ability to comply with such laws and regulations and may lead to increased litigation risk. Such laws may also offer us inadequate or less intellectual property protection relative to U.S. laws, which may impact our ability, as well as the ability of the alliance partner and joint venture, to safeguard our respective intellectual property from infringement and misappropriation. As a result of these and other factors, we may not realize the expected benefits of any collaboration, joint venture or strategic alliance or such benefits may not be realized at expected levels or within the expected time period. The failure to successfully consummate such strategic transactions and effectively integrate and execute following such consummation may have an adverse impact on our growth, profitability, financial position and results of operations.
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
To manage growth in operations and personnel and execute our growth strategy, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. In addition, we may face difficulties as we expand our operations into new markets in which we have limited or no prior experience. See “—Our future success depends on our success in expanding into other geographic markets. We may attempt to enter into strategic collaborations or alliances, including forming joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.” Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results. Our strategy is based on a combination of growth and maintenance of strong performance on our existing asset base, and any inability to scale, maintain customer experience or manage operations at our battery swapping stations may impact our growth trajectory.
If we fail to expand effectively into new product or technology markets, our revenues and business may be negatively affected.

The ePTW charging market and energy storage technology market are characterized by rapid technological change, which requires us to continue to develop new products and product innovations or shift our strategy, which is focused on the battery swapping and energy optimization on our customers’ sites and pursue new product and service offerings. We are, and intend in the future to continue, investing significant resources in developing new product and service offerings to address the changing needs in these markets. Our ability to continue to maintain our competitive position and grow our market share will depend on the successful development of our position in these markets. New partnerships and initiatives are inherently risky, as each involves unproven business strategies and new product offerings with which we have limited or no prior development or operating experience. Our success in new markets depends on a variety of factors, including but not limited to the success of our partnerships, our ability to develop new products, new product features and services that address the customer requirements for the relevant markets, to attract a customer base in markets in which we have less experience, to compete with new and existing competitors in these adjacent markets, and to gain market acceptance of our new products. Developing our products is expensive, and the investment in product development may involve a long or unmaterialized payback cycle. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our business, financial condition and results of operations.
In addition, as a result of our new product offerings, we could experience increased warranty claims, reputational damage or other adverse effects, which could be material. We also cannot provide assurance that we will be able to develop, obtain regulatory approval for, commercially market and/or achieve acceptance of our new product offerings.
Our research and development expenses were approximately $46.0 million, $30.6 million, and $28.7 million for the years ended December 31, 2022, 2021, and 2020, respectively, and are likely to grow in the future. However, our investment of resources to develop new product offerings may either be insufficient or may result in expenses that are excessive as compared to revenue produced from these new product offerings. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected and our prior products could become obsolete more quickly than expected.
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
We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as a result of inflation and since the pace at which we design, develop and manufacture products and expand our manufacturing facilities may not be consistent or linear between periods. Additionally, our revenues from period to period may fluctuate due to macroeconomic volatility and other internal and external factors. However, we cannot assure you that we will not experience fluctuations in our operating results in the future due to factors we may or may not be able to foresee in the future.
Our business is subject to risk associated with product design and manufacturing quality for our existing products including vehicles, battery packs, battery swapping stations, ride-share vehicles, and other products and may also be negatively impacted by product quality in the future.
If our products contain design or manufacturing defects that cause them not to perform as expected or that require repair, are legally restricted or become subject to onerous regulation, our ability to develop, market and sell our products and services may be harmed, and we may experience delivery delays, product recalls, product liability, breach of warranty and consumer protection claims and significant warranty and other expenses.
Our products are also highly dependent on software, which is inherently complex and may contain latent defects or errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not completely satisfy our customers. While we have performed, and continue to perform, extensive internal testing on our products and features, we currently have a limited frame of reference by which to evaluate their long-term quality, reliability, durability and performance characteristics. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to or installation for customers.
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
Due to the complexity of our manufacturing operations, we are not always able to timely respond to fluctuations in demand and we may incur significant charges and costs.
Because we own and operate scooter and battery manufacturing facilities, our operations have high costs that are fixed or difficult to reduce in the short term, including our costs related to utilization of existing facilities and equipment, facility construction and equipment, R&D, and the employment and training of a skilled workforce. To the extent product demand decreases or we fail to forecast demand accurately, our gross margin and operating income can be disproportionately affected due to our high fixed cost structure, which is difficult to reduce in response to lower revenues. We could also be required to write off inventory or record excess manufacturing capacity charges, which would also lower our gross margin and operating income. To the extent the demand decrease is prolonged, our manufacturing capacity could be underutilized, and we may be required to write down our long-lived assets, which would increase our expenses. We may also be required to shorten the useful lives of under-used facilities and equipment and accelerate depreciation. As we continue to make substantial investments in increasing our manufacturing capacity as part of our international growth strategy, these underutilization risks may be heightened. Conversely, at times, demand increases or we fail to forecast accurately or produce the mix of products demanded. To the extent we are unable to add capacity or increase production fast enough, we are at times required to make production decisions and/or are unable to fully meet market demand, which can result in a loss of revenue opportunities or market share, legal claims, and/or damage to customer relationships.
Our international investments in capacity and our product roadmap require capital expenditures above our historical levels, and if demand for our business grows rapidly, we anticipate that we would need to accelerate our planned investments to meet that demand. To the extent we do not generate expected cash flows, we may be required to increase our use of external funding sources to fund our investments and operations, which may not be available on favorable terms or at all. To the extent such funding is below our expectations, our anticipated cash requirements would increase. Efforts to expand capacity require available sources of labor, materials, and equipment. Increasing demand for such sources, including from other manufacturers; supply constraints, labor shortages, and other adverse market conditions; issues with permits or approvals; on-site incidents; and other issues arise from time to time and can result in significant delays and increased costs for our projects, as well as legal and reputational harm.
We rely on a limited number of vendors, suppliers and manufacturers. A loss of any of these partners could negatively affect our business, or they may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.
We rely on a limited number of vendors and suppliers for design, testing and manufacturing of vehicles, battery packs, and battery swapping stations. At this stage of the industry these may be unique to each supplier and thus singularly sourced with respect to components as well as aftermarket maintenance and warranty services. This reliance on a limited number of manufacturers increases our risks, since it does not currently have proven reliable alternatives or replacement vendors or manufacturers beyond these key parties. In the event of production interruptions or supply chain disruptions including but not limited to availability of certain key components such as semiconductors, we may not be able to take advantage of increased production from other sources or develop alternate or secondary vendors without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our vendors or suppliers is impacted by any interruption at a particular location.
As the demand for battery swapping technology increases, the relevant equipment vendors may not be able to dedicate sufficient supply chain, production, or sales channel capacity to keep up with the required pace of battery swapping infrastructure expansion. In addition, as the ePTW market grows, the industry may be exposed to deteriorating design requirements, undetected faults or the erosion of testing standards by the relevant equipment and component suppliers, which may adversely impact the performance, reliability and lifecycle cost of the components in our battery swapping stations.
If we or our suppliers experience a significant increase in demand, or if we need to replace an existing supplier, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a vendor or manufacturer that has the capability and resources to supply battery swapping equipment in sufficient volume. Identifying and approving suitable vendors, suppliers and manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor, supplier or manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our suppliers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products as well as our gross margins. For example, we have experienced and continue to experience shortages as well as increased costs for semiconductors.
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
In particular, our future business depends in large part on increasing the production of mass-market ePTWs. We have relatively limited experience to date in manufacturing ePTWs at high volumes and even less experience building and ramping production lines across multiple factories in different geographies. In order to be successful, we will need to implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve necessary design tolerances, quality and output rates. We have planned to expand our production capacity in overseas markets through collaborations with local business partners. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during our production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our ePTW ramps or be unable to meet our related cost and profitability targets.
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
Our success depends on the ability to develop and maintain relationships with our partners, including our OEM partners, manufacturing partners and demand generation partners.
The success of our business depends on our ability to develop and maintain relationships with our partners, including our OEM partners, such as Aeon Motor and Yamaha Motor in Taiwan, Yadea and DCJ in the PRC, and Hero in India, manufacturing partners, such as Foxconn, and demand generation partners, such as GoTo in Indonesia and Zypp in India. These relationships help us access new customers and build brand awareness through co-marketing. In some cases, our partners have agreed to fund capital expenditures related to the build out of our battery swapping station network. If we fail to maintain or develop relationships with our partners, or if our partners opt to partner with competitors rather than us, our revenues may decline and our business may suffer.
There can be no certainty that we will be able to identify and contract with suitable additional partners. To the extent we do identify such partners, we will need to negotiate the terms of a commercial agreement with such partners. There can be no assurance that we will be able to negotiate commercially-attractive terms with additional partners, if at all. We may also be limited in negotiating future commercial agreements by the provisions of our existing contracts such as “most-favored nations” clauses.
Increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells and metals, could harm our business.
We and our suppliers may experience increases in the cost of or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and results of operations. We and our suppliers use various materials in our respective businesses and products, including for example lithium-ion battery cells and steel, and the prices for these materials fluctuate and may, together with other key components, increase significantly as a result of an increased electrification and demand for materials required to manufacture and assemble battery cells and ePTWs. The available supply of these materials may be unstable, depending on market conditions and global demand, including as a result of increased production of ePTWs by our competitors, and could adversely affect our business, financial condition and results of operations. For instance, we are exposed to multiple risks relating to lithium-ion battery cells. These risks include:
▪an increase in the cost, or decrease in the available supply, of materials used in the battery cells;
▪disruption in the supply of battery cells due to quality issues or recalls by battery cell manufacturers; and
▪fluctuations in the value of any foreign currencies in which battery cell and related raw material purchases are or may be denominated against the New Taiwan Dollar.
Our business is dependent on the continued supply of battery cells for the battery packs used in our ePTWs. Any disruption in the supply of battery cells from our suppliers could disrupt maintenance of our battery swapping stations and production of ePTWs. Furthermore, fluctuations or shortages in petroleum and other economic conditions, including increasing inflation have caused us to experience significant increases in freight charges and material costs. We have experienced a shortage in semiconductors and a shortage of semiconductors or other key components could cause a significant disruption to our production schedule. If we are unable to pre-purchase supply for semiconductors or other key components that may experience shortages, or if we cannot find other methods to mitigate the impact of any such shortage, then any such short shortage could have a substantial adverse effect on our financial condition or results of operations generally in the same manner, it could cause the same for other vehicle and ePTW manufacturers. Substantial increases in the prices for our materials or prices charged to us, such as those charged by suppliers of battery cells, semiconductors or other key components, have increased our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased ePTW sales. Given the competitive nature of the markets in which we operate in, it is unlikely that increases in expenses can be passed on to customers. Any attempts to increase ePTW prices in response to increased material costs could result in cancellations of orders and reservations and therefore materially and adversely affect our brand, image, business, prospects, financial condition and results of operations. Thus, substantial increases in the prices for our materials or components would materially and adversely affect our business, increase our operating costs and negatively impact our prospects.
If we fail to offer high-quality support to the battery swapping stations and station suppliers, or experience system or hardware failure, or fail to maintain strong user experience, our business and reputation will suffer.
Once a customer has subscribed to our services, they will rely on us to provide support services to resolve any issues that might arise in the future. Rapid and high-quality customer support is important so drivers can receive reliable battery swapping services for their ePTWs. The importance of high-quality customer support will increase as we seek to expand our business and pursue new customers and geographies. Any failure to quickly resolve issues and provide effective support, or a market perception that we do not maintain effective and responsive support, could adversely affect our brand and reputation, our ability to retain customers or sell additional products and services to existing customers, and our business, financial condition, and results of operations.
We may be unable to retain our key personnel and attract additional qualified personnel to operate and expand our business. If we are unable to attract and retain key personnel and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.
Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel. In particular, Mr. Horace Luke, our Chief Executive Officer and Chairman of the Board and Director, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of any of our key employees or any significant portion of our workforce could disrupt our operations or delay the development, introduction and ramp of our products and services. None of our key employees is bound by an employment agreement for any specific term and we may not be able to successfully attract and retain senior leadership necessary to grow our business. Our future success also depends upon our ability to attract, hire and retain a large number of engineering, manufacturing, marketing, sales and delivery, service, installation, technology and support personnel, especially to support our planned high-volume product sales, market and geographical expansion and technological innovations. Recruiting efforts, particularly for senior employees, may be time-consuming, which may delay the execution of our plans. If we are not successful in managing these risks, our business, financial condition and results of operations may be harmed.
Employees may leave us or choose other employers, including competitors,over us due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skill sets needed for our business, including specialized knowledge of ePTWs, software engineering, manufacturing engineering and electrical and building construction expertise. We also compete with both mature and prosperous companies that have large financial resources and start-ups and emerging companies that promise short-term growth opportunities.
We expect to incur research and development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to us.
Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. For example, we have deployed a number of pilot programs in Taiwan which are intended to extend the life of our battery packs beyond use in ePTWs. We have begun the deployment of smart parking meters in New Taipei City, enabling New Taipei to embrace smart city technologies for their paid parking locations that are off the power grid and wirelessly connected. If we are unable to anticipate technological changes in the industry by introducing new or enhanced products and services in a timely and cost-effective manner, if we fail to introduce products and services that meet market demand, or we do not successfully expand into adjacent markets, we may lose our competitive position, our products may become obsolete, and our business, financial condition or results of operations could be adversely affected.
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
Our sales contracts typically provide for a forecast of 12 months on the quantity of products that our customers may purchase from us. We typically have a 12-week lead time to manufacture products to meet our customers’ requirements once our customers place orders with us. To meet this delivery deadline, we generally make decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on estimates made in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess raw material inventory or material shortages. Excess inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Expediting additional material to make up for any shortages within a short time frame could result in unprofitable sales or cause us to adjust delivery dates. In either case, our results of operation would fluctuate from period-to-period. These factors could have an adverse effect on our result of operations as a result of impairments. Further, such excess material and inventory could also lead to a decision of exiting certain products and models.
We may experience issues with vehicle and battery components, which may harm the production and profitability of our products.

Our plan to grow the volume and profitability of our ePTWs and battery swapping services depends on significant production of the relevant components. We produce several vehicle components, vehicles, and battery packs. In the past, some of the manufacturing lines for certain product components took longer than anticipated to ramp to their full capacity, and additional bottlenecks may arise in the future as we continue to increase the production rate and introduce new lines. If we are unable to or otherwise do not maintain and grow our respective operations, or if we are unable to do so cost-effectively or hire and retain highly-skilled personnel there, our ability to manufacture our products profitably would be limited, which may harm our business, financial condition and results of operations.
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
ePTWs and battery swapping services are subject to declines in average selling prices due to rapidly evolving technologies, industry standards and consumer preferences. As a result, our customers may expect us, as a supplier, to cut our costs and lower the price of our products in order to mitigate the negative impact on their own margins.
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
Our products and services may be impacted by service disruptions, outages, errors, performance, and quality problems. These disruptions, outages, quality, and other performance problems may result in material and adverse impacts to our business and operations.
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
Our technology could have undetected defects, errors or bugs in hardware, firmware or software, which could reduce market adoption, increase cost of maintenance, repair, or replacement, damage our reputation with current or prospective customers, and/or expose us to product liability and other claims that could materially and adversely affect our business.
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
Our insurance coverage strategy may not be adequate to protect us from all business risks.
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
As a company that manufactures our own vehicles, battery packs, and battery swapping stations, we must manage the risk of product recalls with respect to our products. In addition to recalls that might be initiated by us for various causes, testing of or investigations into our products by government regulators or industry groups may compel us to initiate product recalls or may result in negative public perceptions about the safety of our products, even if we disagree with the defect determination or have data that shows the actual safety risk to be non-existent. We have initiated product recalls three times since our first vehicle launch in 2015, which occurred in 2017, 2018, and 2020, respectively, in Taiwan. In the future, we may voluntarily or involuntarily initiate recalls if any of our products are determined by us or a regulator to contain a safety defect or be noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, has previously resulted in and could in the future result in significant expense, supply chain complications and service burdens, premature replacement of assets, and may harm our brand, business, prospects, financial condition and results of operations.
Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm reputation regardless of the outcome.
We are and/or may in the future become, subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. For example, on December 26, 2019, Stone Energy Technology Corporation (“Stone Energy”) filed a lawsuit for patent infringement against Gogoro Taiwan Limited, Gogoro Network (Cayman), Gogoro Network (Cayman) Taiwan Branch and Gogoro Taiwan Sales and Services Limited in the Intellectual Property and Commercial Court (“IPCC”) of the Republic of China, in which the patent numbers I308406 and I423140 are asserted. On May 28, 2021, the IPCC dismissed all claims of Stone Energy. Stone Energy has appealed with a trimmed claim amount to IPCC. The IPCC for the second instance affirmed IPCC’s judgment for the first instance on August 25, 2022. Stone Energy appealed to the Supreme Court. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2022. On January 6, 2023 and March 9, 2023, the patent numbers I308406 and I423140 were both confirmed to be invalid by the Supreme Administrative Court. Also, we are facing four litigation cases, which have been initiated by former executives, managers and employees amounting to approximately $2.4 million. These cases are currently undergoing proceedings in the Taiwanese district courts and high court. We are defending for the favorable results. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2022.
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
We rely on data collected through battery swapping stations or our mobile application. We use this data in connection with the research, development and analysis of our technologies, creating and delivering value-add customer services, and in assessing future battery swapping locations as well as swapping station capacities. Our inability to obtain necessary rights to use and otherwise process this data or freely transfer this data out of the relevant markets could result in delays or otherwise negatively impact our research and development and expansion efforts and limit our ability to derive revenues from value-add customer services. For instance, laws and regulations relating to privacy, data protection, and cybersecurity may limit our ability to make intelligent, data driven business decisions conduct micro-targeting marketing strategy or provide micro-targeting based offering to ePTW drivers.
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
In addition to selling ePTWs, we also depend on customers continuing to subscribe to our battery swapping services through our battery swapping stations and extended warranty coverages. Therefore, it is important that customers renew their subscriptions when the contract term expires and add additional services to their subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the batteries from the battery swapping stations, prices, features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions.
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
We transact business globally in multiple currencies and have foreign currency risks related to our revenue, costs of revenue and operating expenses currently primarily the New Taiwan Dollar. In addition, a portion of our costs and expenses have been, and we anticipate will continue to be, denominated in foreign currencies. Moreover, while we did not engage in hedging activities intended to offset the impact of currency translation exposure historically other than certain limited natural hedge positions, it is impossible to predict or eliminate such impact. As a result, our operating results may be harmed.
Currently, our operations denominated in NTD have provided and are expected to continue to provide a materially significant portion of our consolidated revenues and expenses that we report in U.S. Dollars. As a result, our consolidated revenues and expenses are affected and will continue to be affected by changes in the U.S. Dollars against NTD and other major foreign currencies. Fluctuations in the U.S. Dollars may impact the amount of total assets, liabilities, earnings and cash flows that we report for our subsidiaries upon the translation of these amounts into U.S. Dollars. In particular, the strengthening of the U.S. Dollar generally will reduce the reported amount of NTD denominated monetary assets and liabilities, total revenue and total expense that we translate into U.S. Dollars and report in our consolidated financial statements for and as of the end of each reporting period. For example, the U.S. Dollars have appreciated approximately 12.7% against the NTD in 2022. As a result of this exchange rate change only, our full year 2022 revenue reported was negatively impacted by approximately $26.0 million compared to what we would have reported if foreign exchange rates had remained constant with the average rate in each of the comparable quarters of 2021.
We face risks related to health pandemics, such as the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.
Our business could be adversely affected by the effects of COVID-19, avian flu, SARS, swine flu, Zika virus or another epidemic or outbreak. These outbreaks of contagious diseases, and other adverse public health developments in Taiwan or any overseas markets would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of Taiwan, as well as cause temporary closure of our manufacturing facilities and offices. Such closures or travel or shipment restrictions would severely disrupt our operations and adversely affect our financial condition and results of operations.
The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers and has led to a decrease in EV sales in markets around the world. Any sustained downturn in demand for EVs would harm our business. For example, despite gradual easing of COVID-19 pandemic, both the PTWs and ePTWs markets in Taiwan experienced a notable decline in 2022 due to uncertainties derived from macroeconomic volatility.
The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders and business shutdowns. These measures have adversely impacted our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact demand for battery swapping stations, particularly at workplaces. Although the relevant governmental authorities have loosen the restrictive measures, these measures by government authorities may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations if the authorities decide to implement these measures again in the future. Our operations in these regions may be adversely affected when these restrictive measures are in force. The emergence of regional outbreaks and the corresponding restrictive measures are beyond our control. If additional waves of COVID-19, or any other disease, occur in the regions in which we operate or globally and cannot be contained, the risks set forth in this annual report may be exacerbated or accelerated at a heightened level.
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
The ePTW market is relatively new and competition is still developing. Large early-stage markets, such as India, require early engagement across verticals and customers to gain market share, and ongoing effort to scale channels, installers, teams and processes. Some Indian customers require solutions not yet available and our planned entrance into India will require establishing Gogoro against existing competitors. In addition, there are multiple competitors in India with limited funding, which could cause poor quality and customer experiences, hampering overall ePTW adoption or trust in any particular provider.
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
In the event that the market for battery swapping continues to expand, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, even if our offerings are more effective and higher quality than those of our competitors, current or potential customers may accept competitive solutions. If we fail to adapt to local regulations and policies, changing market conditions or continue to compete successfully with current charging providers or new competitors, our growth will be limited which would adversely affect our business and results of operations.
Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
From time to time, we make statements with estimates of the addressable market for our solutions and the ePTW market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The estimates and forecasts relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, our business could fail to grow at similar rates.
Concentration of ownership among our existing executive of officers, directors and their affiliates as well as 5% stockholders may prevent new investors from influencing significant corporate decisions.
As of the February 28, 2023, our directors, executive officers and their affiliates as a group beneficially own approximately 13.0% of the outstanding Gogoro Ordinary Shares. In addition, as of February 28, 2023, Gold Sino Assets Limited beneficially owned 21.6% of the outstanding Gogoro Ordinary Shares and Far Eastern International Bank beneficially owned 5.0% of the outstanding Gogoro Ordinary Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.
Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.
We have two major term loan facilities in place with Mega International Commercial Bank Co. Ltd., in our individual capacity or as agent and a syndicate of lenders. Our term loan facilities include a number of covenants that limit our ability to, among other things, incur additional indebtedness, incur liens on our assets, engage in consolidations, amalgamations, mergers, liquidations, dissolutions or dispositions, sell or otherwise dispose of our assets, pay dividends or distributions on, or make repurchases or redemptions of, our shares, acquire other businesses (by way of asset purchase, share purchase, or otherwise), make loans, capital contributions, or other investments, or enter into any other transactions outside of the ordinary course of business. In addition, we must maintain a minimum liquidity ratio and a maximum ratio of total debt to shareholder equity. The terms of our term loan facilities restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies which are not subject to such restrictions.
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
If we fail to successfully develop and manage a business-to-business (“B2B”) business model and markets, our results of operations could be negatively impacted.
We are devoting significant resources to the development of technologies and service offerings where we have a limited operating history, including the enterprise and government markets. In the enterprise and government markets, we intend to increase our focus on vertical markets such as the last mile delivery industry, state and local government agencies and bureaus. These new focus and in particular in international markets require a considerable investment of technical, financial and sales resources, and a scalable organization. Many of our competitors may have advantages over us due to their larger presence, larger capital reserve, longer brand history, deeper experience in the enterprise and government markets, and greater sales and marketing resources.
Risks Related to ePTW Market
Changes to fuel economy standards or the success of alternative fuels may negatively impact the ePTW market and thus the demand for our products and services.
As regulatory initiatives have required an increase in the mileage capabilities of vehicles, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of ePTWs and other alternative vehicles has been increasing. If fuel efficiency of non-EVs continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for electric and high energy vehicles could diminish. In addition, the ePTW fueling model is different than gas or other fuel models, requiring behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for ePTWs and battery swapping stations. For example, fuel which is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as preferred alternative to petroleum-based propulsion. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be ePTWs. Various jurisdictions have announced plans to institute low carbon fuel standards that, if adopted, would lead to an increase in the consumption of renewable transportation fuels. This may impose additional obstacles to the purchase of ePTWs or the development of a more ubiquitous ePTW market. If any of the above cause or contribute to consumers or businesses to no longer purchase ePTWs or purchase them at a lower rate, it would materially and adversely affect our business, financial condition, results of operations and prospects.
Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for ePTWs and battery swapping services.
Our growth is highly dependent upon the adoption of ePTWs by businesses and consumers. The market for ePTWs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available ePTW models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Our revenues are driven in large part by ePTW drivers’ driving and charging behavior. Potential shifts in behavior may include but are not limited to changes in annual vehicle miles traveled, preferences for urban vs. suburban vs. rural and public vs. private charging or use of battery swapping stations, demand from rideshare or urban delivery fleets, and the emergence of autonomous vehicles and/or new forms of mobility. Although demand for ePTWs has grown in recent years, there is no guarantee of continuing future demand. If the market for ePTWs develops more slowly than expected, or if demand for ePTWs decreases, our growth would be reduced and our business, prospects, financial condition and results of operations would be harmed. The market for ePTWs could be affected by numerous factors, such as:
▪perceptions about ePTW features, quality, driver experience, safety, performance and cost;
▪perceptions about the limited range over which ePTWs may be driven on a single battery charge or on a single battery and about availability and access to sufficient our battery swapping stations;
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
▪supply chain disruptions including but not limited to availability of certain components (e.g. semiconductors), ability of ePTW OEMs to ramp-up ePTW production, availability of batteries, and battery materials;
▪concerns regarding the stability of the electrical grid;
▪the decline of an ePTW battery’s ability to hold a charge over time;
▪availability of service for ePTWs;
▪consumers’ perception about the convenience, speed, and cost of battery swapping;
▪government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
▪the availability of tax and other governmental incentives (such as tax credits and rebates), including adverse changes in, or expiration of, favorable tax incentives related to ePTWs, battery swapping stations or decarbonization generally;
▪relaxation of government mandates or quotas regarding the sale of ePTWs; the number, price and variety of ePTW models available for purchase; and
▪concerns about the future viability of ePTW manufacturers.
In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of ePTWs. For example, our sales decreased due to impacts of the COVID-19 pandemic, including but not limited to, (i) decreases in traffic and travel, which impacted the number of customers purchasing and using our products, (ii) the fall of gas prices, which resulted in the increase in sales of gas-powered scooters, and (iii) reduced traffic to in-person retail locations, which impacted the sales of our physical store locations. Furthermore, sales may be impacted due to change of government policies and subsidy programs. See “The ePTW market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of ePTWs and battery swapping stations. The reduction, modification or elimination of such benefits could adversely affect our financial results.” Going forward, it is uncertain how macroeconomic factors will impact demand for ePTWs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales.
While many global OEMs and several new market entrants have announced plans for new ePTW models, the lineup of ePTW models with increasing fast charging needs or longer battery charge expected to come to market over the next several years may not materialize in that timeframe or may fail to attract sufficient customer demand. Demand for ePTWs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for ePTW charging solutions and therefore adversely affect our business, financial condition and results of operations.

The ePTW markets are characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of our products and our financial results.
Continuing technological changes in battery and other ePTW technologies could adversely affect adoption of current ePTW battery technology, continuing and increasing reliance on ePTW charging infrastructure and battery swapping stations and/or the use of our products and services. Our future success will depend in part upon our ability to develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce a variety of new product offerings to address the changing needs of the ePTW battery market.
As ePTW technologies change, we may need to upgrade or adapt our battery swapping station technology and introduce new products and services in order to serve the ePTW market, in particular battery technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected.
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
Lack of industry standards for battery swapping services, coupled with utilities and other large organizations, including governments, mandating their own adoption of specifications that have not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction.
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
The ePTW market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of ePTWs and battery swapping stations. The reduction, modification or elimination of such benefits could adversely affect our financial results.
The government provides incentives to end users and purchasers of ePTW and ePTW battery swapping stations in the form of rebates, tax credits, and other financial incentives. The ePTW market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of ePTW battery swapping stations. For example, laws compelling the reduction of greenhouse gas emissions could create opportunity for increased sales of our products and services. Incentives, including tax credits and rebates for purchases of battery swapping stations to reduce greenhouse gas emissions, creates a climate in which our sales may increase. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, be reduced or terminated as a matter of regulatory or legislative policy, or be allocated to alternative industries, such as gas-powered markets. For example, sales decreased in 2020 due to a government changed subsidy program on gas scooters, which led to higher replacement demand on gas scooter products and negatively impacted the sale of ePTWs in Taiwan. In addition, new tariffs and policies that could incentivize overbuilding of infrastructure may also have a negative impact on the economics of our stations. Furthermore, new tariffs and policy incentives could be put in place by the government that favor equipment manufactured by or assembled at specific factory locations and geographies, which may put Gogoro and/or Gogoro battery swapping equipment vendors at a competitive disadvantage, including by increasing the cost or delaying the availability of battery swapping equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying Gogoro from the ability to compete for certain battery swapping infrastructure build-out solicitations and programs, including those initiated by government agencies.
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
We cannot assure that all of our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, we are still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and is developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
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
Although we generally are not regulated as a utility, government laws and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances locally or in foreign markets or other rules that apply to customer installations and new technology could make it more costly for our vendors to install and operate our battery swapping stations on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the use of our products. If we become subject to the same regulatory authorities as utilities or if new regulatory bodies are established to oversee our business, the marketability of our products could be impacted and our operating costs could materially increase. In addition, regulatory uncertainty could discourage investment in the industry, which would reduce the capital available to us.
We may be subject to various governmental export control and trade sanctions and regulations that could impair our ability to compete in international markets or subject us to liability if we violate these controls.
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
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. Compliance with these requirements has increased legal and financial compliance costs and made some activities more time consuming and costly. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur in the future as a result of being a public company or the timing of such costs. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations.
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
We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles (“U.S. GAAP”).
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
Risks Related to Doing Business in Taiwan
We face substantial economic and political risks associated with doing business in Taiwan, particularly due to the geopolitical tension between Taiwan and mainland China that could negatively affect our financial condition and results of operations and hence the value of your investment.
Currently, our major operation and market are located in Taiwan. In addition, our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan. In particular, the unique political status of Taiwan and its internal political movement cause sustained tension between mainland China and Taiwan. The PRC government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National People’s Congress of the PRC passed what is widely referred to as the “antisecession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. Past developments related to the interactions between mainland China and Taiwan, especially in relation to trade activities such as bans on exports of goods from time to time, have on occasions depressed the transactions and business operations of certain Taiwanese companies and overall economic environment. We cannot predict whether there will be escalation of the tensions between mainland China and Taiwan which would lead to new bans or tariffs on exports or even conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial conditions and results of operations, as well as the market price and the liquidity of our securities. In addition, the complexities of the relationship between Taiwan and mainland China require companies involved in cross-strait business operations to carefully monitor their actions and manage their relationships with both Taiwan and the PRC governments. We cannot assure you that we will be able to successfully manage our relationships with Taiwan and the PRC governments for our cross-strait business operations, which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.

Our business may be adversely affected by the changes of governmental policy and subsidy program in Taiwan electric scooters market.
Since 2009, Taiwan government has employed a range of different policy instruments to stimulate the development of green transportation, in particular the electric scooters industry, with the goal of banning fuel vehicles by stages in the future. A variety of subsidy programs have been implemented, including, without limitation, the Subsidy Program for Development of Electric Scooter promulgated by the Ministry of Economic Affairs, the Subsidy Program for the Elimination of Two-Cycle Engine Scooter and New Purchase of Electric Scooter by the Environmental Protection Administration, and other similar subsidy programs by the local authorities.
For example, under the Subsidy Program for Development of Electric Scooter promulgated by the Ministry of Economic Affairs, in 2022, the government provided a purchase subsidy in amount of up to NTD 7,000 for heavy and light electric scooters, up to NTD 5,100 for extra-light electric scooters, subject to adjustment from time to time. Some of our customers have chosen to purchase electric scooter rather than fuel scooter due to the purchase subsidy. With respect to the vendors in this industry, in 2012 and 2013, Taiwan government had provided incentives ranging from NTD 5 to 20 million to the defined manufacturer of electric scooters based on its sales quantity (noting that such incentives had been canceled thereafter).
We have benefited from the above governmental policy and subsidy programs, which is changing. With the growth of the electric scooters industry, subsidy programs have gradually reduced their subsidy amount, while some programs have been stepping down, like the Environmental Protection Administration canceled the purchase subsidy since 2020. Furthermore, under the 2017 Action Plan Air Pollution Prevention and Control by the Taiwan government, it was planned to ban the sale of fuel scooters in 2035; in 2022, the plan to phase out gas-powered scooters was changed to 2040. Such policy is subject to further potential changes.
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
Our Taiwan subsidiaries bear product liabilities for damages caused by our products under Taiwan regulations on consumer protection. Other international markets will have similar risks.
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
Each country’s regulatory regime is slightly different, but substantially similar consumer protection regulations exist in most countries that we plan to expand into. As such, the risk mentioned above is applicable to any markets that Gogoro might enter either directly or through partnerships in the future and could apply both to finished goods as well as components we sell to partners.
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
Our Taiwan subsidiaries are subject to Taiwan regulations on investment or technical cooperation in the mainland China. Pursuant to the Taiwan Permission Regulations for Investment or Technical Cooperation in the PRC and the Review Principles for Investments or Technical Cooperation in mainland China (“Permission Regulations”), an investment or technical cooperation made by a Taiwanese investor in mainland China is subject to the restrictions thereunder and requires the approval by the competent Taiwan authority, the Investment Commission, the Ministry of the Economic Affairs (“Taiwan Investment Commission”). The restrictions under the Permission Regulations include a negative list in which investment or technical cooperation is prohibited as well as the maximum investment amount. Currently, electric scooter or battery swap service is not on such negative list. However, we cannot preclude the possibility that the negative list will be amended to restrict Taiwanese investor’s engagement of electric scooter or battery swap service in mainland China. As to the maximum investment amount, the aggregate investment amount in mainland China by any of our Taiwan subsidiaries shall not exceed NTD 80 million or 60% of the higher of such subsidiary’s stand-along net worth or consolidated net worth, whichever is higher; provided, however, that if we are qualified as a multi-national company defined by the Taiwan Investment Commission, which requires a global revenue of USD 100 million in the year preceding the application with the Taiwan Investment Commission, having subsidiaries or branches in at least two countries which are controlled and managed by the parent company and engaging in cross-border operations, then there is no restriction on the amount of investment.
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
Therefore, for our investment or technical cooperation in mainland China, our Taiwanese shareholders holding 10% or more of Gogoro Ordinary Shares will need to apply for the foreign investment approval with the competent Taiwan authority, the Taiwan Investment Commission in accordance with the Permission Regulations. There are restrictions on the investment or technical cooperation with mainland China, including, without limitation, the annual investment amount in mainland China shall be capped at USD 5 million per year for Taiwan individuals or NTD 80 million or 60% of the higher of its stand-along net worth or consolidated net worth for a Taiwan small-medium enterprise. The indirect investment in the PRC via the Company under the Permission Regulations will be calculated on the portion of a particular Taiwanese shareholder’s shareholdings in the Company. If the Taiwanese Investor fails to obtain applicable approvals from the Taiwan Investment Commission in respect of its investment in mainland China, an administrative fine ranging NTD 50 thousand to 25 million or imprisonment may be imposed.

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
▪our involvement in litigation;
▪conditions or developments affecting the ePTWs industries;
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
Subject to certain exceptions, the Sponsor and its affiliates and permitted transferees, and our directors, officers and certain shareholders are restricted from selling or transferring any of their respective Gogoro Ordinary Shares (not including the PIPE Shares). In the case of our directors, officers and certain shareholders who signed a lockup agreement, subject to certain exceptions, (a) for each shareholder who is not a member of management (as defined therein), such restrictions end (i) with respect to 50% of such shares, six months after the closing of the Business Combination and (ii) with respect to 50% of such shares, 12 months after the closing of the Business Combination, and (b) for each shareholder that is a member of management (as defined therein), such restrictions end 12 months after the closing of the Business Combination. In the case of the Sponsor and its affiliates and permitted transferees, (I) 6,393,750 Gogoro Ordinary Shares became unvested upon the closing of the Business Combination, subject to vesting conditions based on share price performance, and (II) 2,231,250 Gogoro Ordinary Shares were subject to a lockup period of six months after the closing of the Business Combination.

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
We have filed a registration statement on Form S-8 to register Gogoro Ordinary Shares reserved for future issuance under our 2022 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. As a result, shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to the satisfaction of applicable vesting arrangements and the exercise of such options and, in the case of our affiliates, the restrictions of Rule 144.
Moreover, the PIPE Investors holding an aggregate of 29,482,000 Gogoro Ordinary Shares and certain holders of an aggregate of up to 125,478,944 Gogoro Ordinary Shares (exclusive of any potential Earnout Shares issuable pursuant to the Merger Agreement) have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we have filed for ourselves or other stockholders. Registration of these shares under the Securities Act makes these shares freely tradeable in the public market, subject to the restrictions of Rule 144 in the case of our affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of Gogoro Ordinary Shares could decline.
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Gogoro on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares. As a Cayman Islands exempted company that is listed on the Nasdaq Global Select Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules require listed companies to have, among other things, a majority of our board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq rules permit a foreign private issuer like Gogoro to follow the corporate governance practices of its home country. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board of directors to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on our management might decrease as a result. In addition, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. While we have not followed home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution.
We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of the Gogoro Ordinary Shares.
Commencing with our fiscal year ended December 31, 2022, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As of December 31, 2022, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”
Our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. If that were to happen, the market price of the Gogoro Ordinary Shares could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post- implementation issues that may arise.
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
If a United States person (as defined in Section 7701(a)(30) of the U.S. Internal Revenue Code) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of all classes of our shares entitled to vote or at least 10% of the total value of shares of all classes of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFCs”) in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not Gogoro makes any distributions of profits or income of such CFC to such United States shareholder. If a U.S. Holder is treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject such holder to significant monetary penalties and may extend the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. Additionally a United States shareholder of a CFC that is an individual would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation.
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
Based on the fiscal year 2022 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2023 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of Gogoro Ordinary Shares, which is subject to change.
Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2023 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Gogoro Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Gogoro Ordinary Shares.
If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of Gogoro Ordinary Shares. For example, if we are a PFIC, U.S. Holders of Gogoro Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2023 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.
General Risk Factors
Our operations could be adversely affected by events outside of our control, such as natural disasters, including floods, earthquakes or hurricanes, wars, health epidemics or incidents such as loss of power supply. Additionally, rapidly changing and unpredictable foreign policy and regulatory environments could adversely affect our operations.
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

In addition, loss of power supply can affect throughput and/or user acceptance of ePTWs, as charged batteries at the swapping stations may be unavailable at the desired times, or at all during these events. If these events persist, the demand for ePTWs could decline.
Further, severe natural disasters could affect our data centers in a temporal or longer-term fashion which would adversely affect our ability to operate our network.
Governments are unpredictable and policy changes with respect to electrification, subsidies, or other matters could dramatically and immediately impact our operations.
ITEM 4.    INFORMATION ON THE COMPANY
A. History and Development of the Company
Gogoro is an innovation company with a mission to accelerate the shift to sustainable urban life by eliminating the barriers to electric fuel adoption to bring smart and portable electric power within reach of every urban rider in the world. “Gogoro Inc.” was incorporated as a Cayman Islands exempted company on April 27, 2011.
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
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows Summary” for a discussion of our capital expenditures.
B. Business Overview
Mission
Our mission is to accelerate the shift to sustainable urban life by eliminating the barriers to electric vehicle adoption to bring smart, portable electric power within reach of every urban rider in the world.
About Gogoro
We are an innovation-driven company, delivering mass-market access to smart, swappable electric fuel and intelligent light urban vehicles that address the needs of many of the over half a billion two-wheel riders in our target markets. We offer a globally recognized technology platform for battery swapping networks and a comprehensive ecosystem of enabling technologies for the vehicles that operate on them. We developed a smart Swap & Go battery system that delivers full power to electric-powered two-wheelers (“ePTWs”) in seconds. We have utilized this system to build a larger scale battery swapping network in our pilot market of Taiwan. Our comprehensive solution is built on an integrated technology platform that spans:
▪Smart Batteries specifically designed for swapping and Connected Battery Swapping Stations;
▪Cloud-based network software and battery management systems;
▪Design, engineering, and manufacturing of Smartscooter ePTWs;
▪Advanced ePTW powertrains, smart components, OEM developer kits; and
▪AI-Driven operating system and consumer app with network connectivity.
As of December 31, 2022, we enable end consumers on our network to refuel their ePTWs in seconds at over 2,385 battery swapping locations. Our network has delivered over 380 million battery swaps and manages approximately over 380,000 swaps a day. Our systems have been refined and proven with over 6.8 billion kilometers ridden by over 526,000 subscribers. Approximately a total of 79 thousand, 88 thousand, and 89 thousand Gogoro and partner branded vehicles were registered in 2022, 2021, and 2020, respectively.
Our Swap & Go battery swapping solutions are especially suited to densely populated and highly congested urban centers where space and time are at a premium. Our initial focus is on developing Gogoro Network™ in major population centers in Asia with the highest concentrations of PTW riders. Our swapping stations have a small footprint and are easy to deploy making them ideal for integrating into high-traffic urban areas where riders need them most. In the same space it takes to charge a 4-Wheel (“4W”) electric vehicle, a standard Gogoro battery swapping station can deliver full power in seconds and service hundreds of ePTW vehicle riders per day. Our Gogoro Network™ battery swapping service for ongoing access to battery swapping at a set monthly or per-swap fee based on the energy consumed. Our business model has demonstrated near 100% attach rates for Gogoro Network™ subscription revenue for every annual cohort of ePTWs sold since inception in our pilot market of Taiwan. We believe the stickiness of Swap & Go subscription revenue accumulated over the life of every battery in the system represents a compelling differentiation of our business model.
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
Third, we place a high priority on consumer safety with our patented Smart Batteries that are designed and engineered to meet high safety standards.
Finally, we make riding electric affordable. Gogoro Smartscooters, as well as ePTWs sold by our original equipment manufacturer (“OEM”) partners, are at approximate price parity with traditional ICE PTWs at the time of purchase while providing a lower total cost of ownership throughout the life of the vehicle. Gogoro generates two, inter-linked revenue streams: (i) Hardware sales — both Gogoro branded Smartscooters and enabling hardware, which includes sales of vehicle kits to partners who sell their own branded vehicles that are “Powered by the Gogoro Network™ ” (“PBGN”), and, in the future sales of Battery Packs and GoStation® to our JV partnerships that will operate battery swapping networks and (ii) battery subscription recurring revenues from Swap & Go customer subscriptions to the battery swapping network.
Regardless of whether the vehicle is Gogoro or partner OEM branded, end-customers must subscribe to the Gogoro Network™ battery swapping service for ongoing access to battery swapping at a set monthly fee based on the energy consumed. Our business model has demonstrated near 100% attach rates for Gogoro Network™ subscription revenue for every annual cohort of ePTWs sold since inception in our pilot market of Taiwan. We believe our subscription revenue model gives a long and predictable revenue stream through our PBGN scooters’ life cycle and other portable energy storage applications. Our battery swapping subscription model also secures monthly recurring revenues from all the PBGN riders by making all the portable energy hardware users inseparable from our energy swapping network services.
Our battery swapping technology compromises an interoperable platform that seamlessly integrates a comprehensive ecosystem of hardware, software, and services, which consists of Gogoro Smart Batteries, GoStation®, Gogoro Network™ Software & Battery Management Systems, Smartscooter, GoReward℠, and related components and kits.
During the past decade in Taiwan, we have built our own battery swapping network to establish the Gogoro battery swapping ecosystem and catalyze the marketplace. In just over six years, the ePTWs have grown to 11.9% of all PTWs since we launched our first ePTW in 2015, where virtually 100% of all PTWs in Taiwan were ICE PTWs at that time. During 2022, approximately 89.8% of electric two-wheeler sales have been delivered from Gogoro and our PBGN OEM partners. As we continue to expand and add additional OEM partners beyond Taiwan, we will rely significantly on our strong and strategic OEM partnership with their global footprint, manufacturing agility, supply chain, and logistics capabilities, which will allow us to support our regional partners with greater speed and cost efficiency while further extending our brand’s reach. We believe that our proven battery swapping platform, enabling technologies and strong OEM partnerships will drive rapid and sustained growth opportunities into global markets in the future.
Since Gogoro’s inception in 2011, we have been engaged in developing and marketing our ePTW, battery swapping network, subscriptions, and other offerings, raising capital, and recruiting personnel. We have incurred net operating losses and net cash outflows from operations in every year since our inception. As of December 31, 2022, we had an accumulated deficit of $349.9 million. We have funded our operations primarily with proceeds from revenues generated from the sales of electric scooters and battery-swapping services, borrowings under our loan facilities, and offering shares through the private placement and to the capital market in the U.S.
Establishing Our Business Model
Taiwan has been a logical location for piloting our battery swapping platform. The Gogoro Network started with just 30 swapping stations in Taipei, but we rapidly expanded the network to new cities, connecting regions and reaching greater density. We now have over 2,385 GoStation® locations that provide battery swapping coverage accessible within minutes to of all riders in Taiwan. For the years ended December 31, 2022, 2021 and 2020, revenues in Taiwan accounted for 94.2%, 96.8% and 99.2%, respectively, of total revenues.
The capital expenditures for this network build-out were principally comprised of Smart Batteries and GoStation® on our network. Because we own our battery swapping network in Taiwan, 100% of all recurring Swap & Go subscription revenue is paid by end customers to Gogoro. This is the case whether the customer rides a Gogoro-branded ePTW or partner OEM-branded ePTW.
As we continue to expand and add additional OEM partners, we plan to rely significantly on our strong, strategic partnership with Hon Hai Technology (Foxconn) for global hardware manufacturing. Their global footprint, manufacturing agility, supply chain, and logistics capabilities will allow us to support our regional partners with greater speed and cost efficiency while further extending our brand’s reach.

Marketing Channels
Gogoro employs marketing and retail channels for selling products. Marketing efforts focus on both print media and TV advertisements which are used to drive both awareness of our products as well as specific promotions. Additionally, we maintain an active presence on social media, including on Facebook, Line, Instagram, to quickly reach our target audience. Other than specific pricing discounts or other specific at the point of sales promotions. we do not engage in any other sales initiatives. While customers may take advantage of bank loans, deferred credit card interest payment schedules, or other incentives, these are offered by third-party service providers and not by Gogoro directly.
Competitive Strengths
▪Large and Growing Market Opportunities. We are beginning to enter large PTW markets in the world backed by strong regulatory tailwinds in mobility electrification. The international markets we are targeting, in addition to the Taiwan market, represent a total available market of over 500 million units (installed) and annual sales of more than 50 million units of two-wheelers. In some of these markets (India, Indonesia and Vietnam), PTW penetration rates are approximately 85-90% of all registered vehicles, making these attractive markets for expansion.
▪Differentiated Technology and Best-in-Class User Experience. By developing every core aspect of our battery swapping technology end-to-end, we have integrated a world-class technology solution backed by our exclusive intellectual property and critical patents. Our technology includes the world’s first automotive-grade swappable battery engineered to (i) deliver high energy density, (ii) be connected and upgradeable over the air, (iii) be tough, secure, and waterproof, (iv) maximize battery efficiency, and (v), most importantly, meet the highest safety standards in the world. Through over 526,000 subscribers on the network and over 380 million battery swaps through December 31, 2022, our AI-enabled network and systems were refined and honed to provide ePTW riders on the Gogoro Network™ . Our battery swapping solution supports a highly synchronized and secure ecosystem that is open to partner integration, but difficult to replicate or disintermediate.
▪Proven in our First Market: Taiwan. We scaled our product offering to drive ePTW adoption to 11.9% of total PTWs as of December 31, 2022, from almost no ePTW penetration in 2014. Of Taiwan’s ePTW market, we and our partner OEMs captured 89.8% of the market share as of December 31, 2022. With over 2,385 battery swapping locations, our Swap & Go service has become interwoven into the lives of over 526,000 subscribers in Taiwan. We believe the rapid adoption of battery swapping on the Gogoro Network™ in Taiwan demonstrates the pace at which our business model scales and the fundamental attractiveness of battery swapping as a fast, convenient, and safe means of refueling ePTWs.
▪Readiness to Scale with Attractive Recurring Revenue Model. The Swap & Go subscription component of our business is highly recurring and predictable with near 100% attach rates of every annual cohort of subscribers to the Gogoro Network™ since inception. We estimate that in the Taiwan market, for every $1 of enabling hardware purchased, we will be able to generate approximately another $1 of Swap & Go subscription revenue over the expected ten-year life of a vehicle. As we scale, we create a base of Gogoro hardware-enabled ePTWs branded by our OEM partners, or with our own brand. We believe this revenue model represents highly attractive, predictable and recurring revenue growth through accumulating subscribers.
▪Management Team Experience. We have assembled a seasoned management team with deep experience in technology, consumer brands, and the automotive sector in Asia and globally. The management team is led by Horace Luke who helped engineer some of Microsoft’s most important franchises for over 10 years before transforming HTC into a global smartphone leader as chief innovation officer. The management team is rounded out by executives with significant industry experience from companies such as Intel, Amazon, Nike, MediaTek, Ford, Toyota and IKEA, among others. Our board of directors includes seasoned executives and recognized industry leaders in their respective fields.
Gogoro Ecosystem
Our battery swapping technology comprises an interoperable platform that seamlessly integrates a comprehensive ecosystem of hardware, software, and services. From Smart Batteries, swapping stations and a cloud-based network management system, to ready-made smart ePTWs, apps, and enabling kits for partner-developed PBGN ePTWs, the entire Gogoro ecosystem is connected by a widely accessible network. Together, they support a diverse range of vehicles and mobility services powered by a common battery swapping solution. With Gogoro technology, riders of different PBGN vehicle brands, delivery fleets, and sharing services can all rely on the Gogoro Network™ to refuel in seconds.
Additionally, we provide powerful backend capabilities with a suite of SaaS solutions for both ePTW manufacturers and Gogoro Network™ providers that integrate with the platform to help them streamline their operations and optimize service delivery. We believe that deep connectivity between all touchpoints within the ecosystem is our central advantage, ensuring battery swapping can achieve the greatest efficiency, scalability, and above all else, deliver a superior user experience tailored to regional partners and their customer’s needs.
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

Our solutions are widely recognized as the most advanced swapping solution for ePTWs worldwide. Frost & Sullivan has named Gogoro Battery Swapping Company of the Year for the third time in 2022.
Gogoro Products
Vehicles and Enabling Technology (Sales of Hardware & Other Revenues)
Smartscooter
In 2015, we launched our first vehicle, the Gogoro 1. Since then, we have released numerous vehicle products and introduced new technology for ePTWs. The technologies we develop for our branded ePTW have led to the innovative powertrains, systems, and components we offer to partner OEMs. As we continue to innovate in Gogoro-branded products the entire platform benefits from new technology and features that can be extended into future enabling kits.
In 2022, we introduced a number of new vehicle products including the newly re-designed Gogoro Delight, as well as Viva Mix and Viva Max products. Partner brands also introduced new vehicles and we will continue to innovate under both the Gogoro brand and working together with OEM partners to bring innovative Gogoro technology for ePTWs to their branded products.
Battery Packs and GoStation®
Our battery packs, manufactured by Gogoro and based on proprietary technology and manufacturing methods, can be sold to service providers as we expand into international markets. Similarly, GoStation®can be sold directly to operators. In Taiwan Gogoro owns and operates the Gogoro Network™ ourselves.
Battery Subscription Services (Battery Swapping Service Revenue)
Once a customer has purchased a Gogoro or partner branded vehicle, they subscribe to the Gogoro Network™ . The subscription can take a variety of forms — post paid, pre-paid, bulk-buy, etc. This revenue represents a growing portion of Gogoro’s overall revenue (31.8% in 2022) and will continue to grow as subscribers accumulate.
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
As of December 31, 2022, our platform, systems, and solutions are proven with over 380 million swaps and over 6.8 billion kilometers driven in our pilot market of Taiwan accumulated since our inception. Our research and development teams draw on the data and insights gathered to continuously refine our technology and optimize it for significantly larger-scale applications. We believe our ongoing work is elevating what’s possible in ePTW and establishing battery swapping as the defining technology for light urban mobility.
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
As of February 28, 2023 we had 141 United States patents issued. Additionally, we had 964 issued foreign patents in approximately 18 countries worldwide. In addition, there were two pending Patent Cooperation Treaty (“PCT”) application, which relates to various Battery & GoStation® designs and/or EV charging functionality.
We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs, and methodologies that we believe provide a meaningful competitive advantage.
Raw Materials

Our supply chain has been cultivated and qualified over the course of the last ten years. Raw materials to complete the manufacturing of our vehicles, kits, battery packs, and GoStation® are not substantially constrained and while prices for these raw materials are subject to global supply/demand dynamics, we have not seen, nor do we anticipate, significant cost impact or material availability issues in the near term. One of the critical components of our battery packs is battery cells which are currently in high demand globally. Since we have relationships with multiple cell providers, we do not anticipate substantial difficulty in securing required volumes of battery cells. Additionally, certain integrated circuit components are in high demand, but we have been able to manage our supply chain and component availability without an impact to our output, quality, or pricing.
Taiwan Manufacturing
We have developed a factory network in Taoyuan, Taiwan to manufacture our own motors, battery packs, as well as assemble our Smartscooters. We lease factories manufacturing space with long-term leases and favorable extension options. When we began the development of our first-of-a-kind Smart Batteries and Smartscooters in Taiwan there were no suitable manufacturing technologies or supplier solutions available, so we built our first Smart Factory, invented our own vertically integrated systems, and helped accelerate the technology shift within our supply chain. We invested in our proprietary production methods and developed best practices combining advancements from premium automotive, consumer electronics, material science, and software. The innovations we have developed in the process provides us with a strong competitive advantage by allowing us to deliver technically advanced ePTWs while keeping costs low. We can replicate our factory systems in international markets or choose to work with leading vehicle makers in international markets.
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
Smartscooter Motor Manufacturing
Today Gogoro produces motors for several distinct powertrain platforms in our in-house motor factory. We have developed our own equipment and proprietary processes for creating our precision motors and systems to the highest tolerances while achieving volume on-demand. Our specially trained technicians go through four levels of Gogoro certification and leverage our integrated digital assistants to perfect the intricate assembly of each system and component set. The components built here are optimized for both our own branded vehicles as well as for the enabling kits for our OEM partners use. Each goes through rigorous testing at every stage of development from design, through production assembly and is then monitored through its lifespan. As we continue to innovate our production and software evolve to deliver even greater performance, energy efficiency, and new capabilities.
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
Seasonality
As a seller of ePTWs, we are impacted seasonally, primarily by weather. During winter or colder months, sales of vehicles tend to slow while during warmer months, sales increase. This phenomenon is further compounded by the number of events that are hosted during warmer months— summer holiday sales, back to school sales, etc. Historically, in our pilot market of Taiwan, seasonality has resulted in a scenario where approximately 40%-45% of our vehicle unit sales and revenues are derived from the first half of each year (January through March being colder months) versus 55%-60% of our unit sales and revenues coming in the second half of the year.
Source of Revenue and International Expansion
We are the leading ePTW brand in Taiwan. In addition to selling electric vehicles and ePTW technology, we also build, operate, and manage a footprint of over 2,385 GoStation® locations across Taiwan.
Our competition includes other PTW vehicle manufacturers, including electric two-wheel vehicles, hybrid electric vehicles, and high fuel economy gasoline powered vehicles. In the electric two-wheeler space, we often partners with other manufacturers to provide the technology to build “swap-capable” ePTWs PBGN, thereby directly participating in the success of our partners’ branded sales. In

2022, Gogoro’s branded sales in combination with our PBGN partnerships represented approximately 89.8% of all ePTW sales in Taiwan.
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
In the past three years on an average, approximately 95% of our revenue has been generated in the Taiwan market. We expect a similar trend in 2023.
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
C. Organizational Structure
The following diagram illustrates our current corporate structure, which includes our significant subsidiaries and certain significant branches of our subsidiaries as of the date of this annual report:

Gogoro Inc. (Cayman)
100%
Starship Merger Sub II Limited (Cayman)
100%
Gogoro Network Pte. Ltd. (Singapore)
100%
Gogoro Network (Cayman)
100%
Gogoro Taiwan Limited (Taiwan)
100%
GoShare Pte. Ltd. (Singapore)
Gogoro Network, Taiwan Branch (Taiwan)
100%
GoPocket Taiwan Limited (Taiwan)
100%
Gogoro Taiwan Sales and Services Limited (Taiwan)
100%
Gogoro Singapore Holding Pte. Ltd. (Singapore)
100%
GoShare Taiwan Limited (Taiwan)
Rui Li Trading (Shanghai) Limited (PRC)
100%
Gogoro B.V. (Netherlands)
100%
Gogoro Network B.V. (Netherlands)
100%
Gogoro India Private Limited (India)
100%
Gogoro Europe Sales and Services B.V. (Netherlands)
100%
Rui Yi Trading (Shanghai) Limited (PRC)
Gogoro Network B.V., France branch (France)
Subsidiary
Branch office

Below is a description of our few operating entities:
•Gogoro Taiwan Limited (Taiwan)—Manufacturing company which generates revenues from the sales of scooter parts, core components, development kits, GoStation® equipment and battery packs to its partners globally and also provides consulting services
•Gogoro Network, Taiwan Branch (Taiwan)—Provides battery swap services in Taiwan, with revenue generated from swap subscription fees paid by end customers
•Gogoro Network Pte. Ltd. (Singapore)—Licensor of SaaS and provider of battery swap services outside of Taiwan, with revenues generated from licensing of SaaS and battery swap services
•Gogoro India Private Limited (India)—Sales of scooters, parts, core components, development kits, GoStation® equipment and battery packs to its partners in India
•Gogoro Taiwan Sales and Services Limited (Taiwan)—Sales company in Taiwan, with revenues generated from sales of scooters to local end customers
•GoShare Taiwan Limited (Taiwan)—Provides scooter sharing services to local end customers in Taiwan

See information also in “Item 18. Financial Statements — Note 2 Significant Accounting Policies (d) — basis of consolidation”
D. Property, Plant and Equipment
Our headquarters are located in our largest, primary location in Taoyuan, Taiwan where we maintain approximately 62,000m2 housing our offices, labs, vehicle manufacturing, and logistics. Additional nearby facilities house our battery pack manufacturing in, a secure, clean-space, approximately 44,000m2 facility where we manage the entire end-to-end production, assembly, and packaging of our Smart Batteries. Powertrains, motors, and component assemblies are produced in our specialized approximately 9,000m2 motor manufacturing location.
Our corporate offices are located in central Taipei, Taiwan, where we occupy approximately 5,200m2 of office space to support our business unit management, corporate services, software, design, and marketing. Leases on each location are secured on multi-year contracts with favorable terms for long-term extensions.
Our facilities are each purpose-built for their specialized production processes, and closely located to streamline logistics and optimize for efficiency and risk management. Each facility is designed with a highly agile and reconfigurable operational model to support continued expansion and increased capacity. In addition to our Taoyuan facility, we lease warehouses in various locations in Taiwan and pilot cities in Asia which are primarily used for storage and production logistic hubs. We believe our current space resources, along with the support of the significant manufacturing capacity of our large scale regional OEM partners, are sufficient to support our needs for the foreseeable future.
We intend to add new facilities or expand our existing facilities as we add employees and expand our operations in Taiwan and internationally. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.
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
A. Operating Results
Overview
In 2022, we transitioned from being a private company to being a public company; we announced new partnerships and pilot programs in India, Singapore and the Philippines. We continued to grow our total number of subscribers in Taiwan and continued to extend coverage of our industry leading GoStation® and smart battery packs. We launched new Gogoro branded and partner branded vehicles throughout the year and we opened new markets in Israel. We’re also working directly with a variety of B2B players in India starting the fourth quarter 2022.
We extended our Taiwan channel and now Gogoro vehicles are being sold in 604 traditional scooter sales locations. Making Gogoro vehicles broadly available and increasing the customer touch points is important. Our PBGN market share in Taiwan remains strong with 10.7%, 10.9%, and 8.6% share in year 2022 and 2021 and 2020, respectively. Our Gogoro Network™ business continues to demonstrate strong revenue and subscriber grew to 526,000 subscribers at the end of 2022 from 450,000 subscribers at the end of 2021.
On April 4, 2022 (the “Closing Date”), we consummated the Business Combination with Poema Global pursuant to the Merger Agreement. Gogoro Ordinary Shares and Public Warrants were admitted to trading and listed on the Nasdaq on April 5, 2022. See “Note 4 Merger Transaction” to the consolidated financial statements included in “Item 18. Financial Statements” in this annual report for additional details.
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
Results of Operations
Gogoro’s results of operations for the years ended December 31, 2022, 2021 and 2020 are presented below (U.S. dollars in thousands except for %):

	Year Ended December 31,			2022 vs. 2021Change		2021 vs. 2020 Change
	2022	2021	2020	$	%	$	%
Operating revenues	$382,826	$366,009	$364,125	16,817	4.6%	1,884	0.5%
Cost of revenues	325,113	304,921	284,684	20,192	6.6%	20,237	7.1%
Gross profit	57,713	61,088	79,441	(3,375)	(5.5)%	(18,353)	(23.1)%
Operating expenses:
Sales and marketing	60,273	53,855	60,947	6,418	11.9%	(7,092)	(11.6)%
General and administrative	70,972	33,951	26,282	37,021	109.0%	7,669	29.2%
Research and development	45,993	30,600	28,711	15,393	50.3%	1,889	6.6%
Listing expense	178,804	—	—	178,804	—	—	—
Total operating expense	356,042	118,406	115,940	237,636	200.7%	2,466	2.1%
Operating loss	(298,329)	(57,318)	(36,499)	(241,011)	420.5%	(20,819)	57.0%
Non-operating income and expense:
Financial costs	(12,671)	(11,088)	(9,754)	(1,583)	14.3%	(1,334)	13.7%
Financial income	2,942	625	889	2,317	370.7%	(264)	(29.7)%
Other income	6,391	9,511	5,179	(3,120)	(32.8)%	4,332	83.6%
Other losses, net	(3,177)	(1,627)	(1,546)	(1,550)	95.3%	(81)	5.2%
Gains (losses) on financial liabilities at fair value through profit or loss	205,938	(7,465)	(8,612)	213,403	(2858.7)%	1,147	(13.3)%
Total non-operating income and expenses	199,423	(10,044)	(13,844)	209,467	(2085.5)%	3,800	(27.4)%
Loss before income tax	(98,906)	(67,362)	(50,343)	(31,544)	46.8%	(17,019)	33.8%
Income tax (expense) benefit	(2)	—	1,063	(2)	—	(1,063)	(100.0)%
Net loss	$(98,908)	$(67,362)	$(49,280)	(31,546)	46.8%	(18,082)	36.7%

	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change
Operating revenues:	2022	2021	2020	$	%	$	%
Sales of hardware and others	$261,166	$266,422	$285,499	(5,256)	(2.0)%	(19,077)	(6.7)%
Battery swapping service	121,660	99,587	78,626	22,073	22.2%	20,961	26.7%
Operating revenues	$382,826	$366,009	$364,125	16,817	4.6%	1,884	0.5%

	Year Ended December 31,			2022 vs. 2021 Change		2021 vs. 2020 Change
Share-based compensation:	2022	2021	2020	$	%	$	%
Cost of revenues	$4,149	$612	$—	3,537	577.9%	612	N/A
Sales and marketing	5,698	887	—	4,811	542.4%	887	N/A
General and administrative	15,549	1,699	—	13,850	815.2%	1,699	N/A
Research and development	12,511	1,840	—	10,671	579.9%	1,840	N/A
Total	$37,907	$5,038	$—	32,869	652.4%	5,038	N/A
Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021
Operating Revenues
Our operating revenues consist of two primary revenue streams:
▪“Sales of hardware and other revenue” includes revenues related to sales of electric scooters and related parts, sales of related service revenue, leasing revenue (GoShare℠ business), and

▪“Battery swapping service revenue” includes revenues related to battery swapping and energy services.
Total operating revenues increased by $16.8 million, or 4.6%, to $382.8 million for the year ended December 31, 2022 from $366.0 million for the year ended December 31, 2021. The increase was primarily due to an increase in battery swapping service revenue. The increase was partially offset by a decrease in sales of hardware and other revenues.
Sales of hardware and other revenue decreased by $5.2 million, or 2.0%, to $261.2 million for the year ended December 31, 2022 from $266.4 million for the year ended December 31, 2021. The slight decrease was primarily due to the total number of electric scooters sold through retail and distribution channels decreasing by 6.7 thousand units, or 9.3%, to 65.2 thousand units for the year ended December 31, 2022 from 71.9 thousand units for the year ended December 31, 2021. The decrease was offset by the increase of overseas revenues from selling Gogoro branded scooters, component kits to OEMs, batteries, and battery swapping stations to our overseas business partners. Total scooters sales in Taiwan for the full year of 2022 was 734.0 thousand units, down 9.3% year-over-year, while electric scooters sales in Taiwan for the full year of 2022 was 87.7 thousand units, down 6.7% year-over-year. Gogoro’s market share in Taiwan was 8.8% for the full year of 2022, slightly down 0.3% from 9.1% for the full year of 2021. This decline was mainly due to the still weak Taiwan scooter market with uncertainties derived from macroeconomic volatility and the pandemic.
Battery swapping service revenue increased by $22.0 million, or 22.2%, to $121.6 million for the year ended December 31, 2022 from $99.6 million for the year ended December 31, 2021. Total subscribers at the end of 2022 were more than 526,000, up 16.8% from 450,000 subscribers at the end of 2021. Battery swapping service revenue increase was primarily due to our increasing subscriber base and the high retention rate of all subscribers.
Cost of Revenues and Gross Margin
Cost of revenues increased by $20.2 million, or 6.6%, to $325.1 million for the year ended December 31, 2022 from $304.9 million for the year ended December 31, 2021. This increase was driven by the expanding user base of battery swapping service, which resulted in increased operating and maintenance cost, such as electricity expense and depreciation expense of leasing assets. Besides, the cost of hardware increase was due to the rising of raw material cost from supply shortage and logistics cost increase during pandemic, an additional manufacturing overhead impacted by the increase in share-based compensation expense, and one-time cost of non-operating business compared to the prior period.
Gross margin decreased to 15.1% in 2022, from 16.7% in 2021. This was driven by the increased production cost per electric scooter, which resulted from idle capacity charges since ramp down in production due to slowing sales of electric scooters. The decrease was partially offset by an increase in the average selling price of our electric scooters, favorable changes in our product mix, and the improved cost efficiency of Gogoro's Network operations.
Sales and Marketing
Sales and marketing expenses increased by $6.4 million, or 11.9%, to $60.3 million for the year ended December 31, 2022 from $53.9 million for the year ended December 31, 2021. The increase was primarily due to a $4.8 million increase in share-based compensation expense, a $0.8 million increase in one-time headcount-related expenses and a $0.7 million increase in spending in retail marketing campaigns and product launches.
General and Administrative
General and administrative expenses increased by $37.0 million, or 109.0%, to $71.0 million for the year ended December 31, 2022 from $34.0 million for the year ended December 31, 2021. The increase was primarily due to a $16.4 million increase in professional service expenses associated with acquisition-related expenses, a $13.9 million increase in share-based compensation expense associated with the issuance of share-based awards, and a $6.9 million in expenditures associated with being a public traded company. Other than above, general and administrative expenses remained relatively stable due to stricter expense controls we put in place.
Research and Development
Research and development expenses increased by $15.4 million, or 50.3%, to $46.0 million for the year ended December 31, 2022 from $30.6 million for the year ended December 31, 2021. The increase was primarily due to a $10.7 million increase in share-based compensation expense, and a $4.0 million increase in R&D expensed materials and samples. These increases supported our expanding product roadmap and technologies including our proprietary batteries for swapping.

Listing Expense
We incurred $178.8 million of listing expense in connection with the merger with Poema in the second quarter of 2022. The excess fair value of shares issued by Gogoro in exchanged for the net assets of Poema was recorded as listing expense in operating expense.
Financial costs

Financial costs increased by $1.6 million, or 14.3%, to $12.7 million for the year ended December 31, 2022 from $11.1 million for the year ended December 31, 2021. The increase was primarily due to the principal balance of short-term and long-term borrowings being higher in 2022.
Financial Income
Financial income increased by $2.3 million, or 370.7%, to $2.9 million for the year ended December 31, 2022 from $0.6 million for the year ended December 31, 2021. The increase was primarily due to higher interest rates and higher cash balance as a result of PIPE investment in 2022 compared to 2021.
Other Income
Other income decreased by $3.1 million, or 32.8%, to $6.4 million for the year ended December 31, 2022 from $9.5 million for the year ended December 31, 2021. The decrease was primarily due to a decrease in a one-time government economic relief package related to COVID-19 compared to last year.
Other Losses, net
Other losses, net increased by $1.6 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Such change was primarily due to fluctuations in foreign currency exchange rates.
Gains on Financial Liabilities
The gains or losses on financial liabilities at fair value through profit or loss (“FVTPL”) includes unrealized gains or losses recognized in profit or loss attributable to financial instruments including Earnout, Earn-in and Warrant held at the end of the reporting period. Gains on financial liabilities at fair value through profit or loss changed favorably by $213.4 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021. .
Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020
For a discussion of our results of operations for the year ended December 31, 2021 compared with the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Comparison of Year Ended December 31, 2021 to Year Ended December 31, 2020” of our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 2, 2022.
B. Liquidity and Capital Resources
Since inception, we have financed our operations through our sales, a syndicated loan and revolving credit facilities with banks or financial institutions, other borrowings and debt capital, and equity contributions. In 2022, we have raised $344.8 million in gross proceeds from completion of the business combination with Poema Global on April 4, 2022, paid off $102.6 million bonds, completed a new $345 million syndicated credit facility and paid off a $90.6 million credit facility obligation, and extended the outstanding NT$3,975 million of an existing credit facility for an additional three years to December 2025. As of December 31, 2022, we had current assets of $397.9 million, current liabilities of $248.2 million, which primarily consisted of short-term borrowings, financial liabilities at fair value through profit or loss (including Earnout liabilities, Earn-in liabilities and warrant liabilities), notes and trade payable and current portion of long-term borrowings. As of December 31, 2022, we had cash and cash equivalents of $236.1 million, which consisted of cash on hand, checking accounts and demand deposits, time deposits and repurchase agreements collateralized by bonds, also had other current financial assets of $3.5 million, which consisted of time deposits with original maturities of more than three months and restricted deposits. We incurred a net loss of $98.9 million for the year ended December 31, 2022 and a net loss of $67.4 million for the year ended December 31, 2021. We expect to continue to incur net losses in the short term as we continue to execute on our growth strategy.
We believe that our current levels of cash, available credit facilities and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in battery swapping and energy network, technology, manufacturing equipment and machinery, tooling equipment and leasehold improvements as Gogoro continues to invest in its business infrastructure and scales its operations in Taiwan and internationally. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows (U.S. dollars in thousands):

	For the years ended December 31,
	2022	2021	2020
Net cash (used in) generated from operating activities	$(64,790)	$80,794	$756
Net cash used in investing activities	(101,102)	(41,518)	(251,757)
Net cash generated from financing activities	186,396	61,764	187,265
Effects of exchange rate changes on cash and cash equivalents	(1,833)	(2,653)	(942)
Net increase (decrease) in cash and cash equivalents	$18,671	$98,387	$(64,678)
Operating Activities
Cash flows from operating activities are reinvested to support the growth of our business. We invest in research and development, sales and marketing activities, general and administrative expenses, and working capital. Our operating cash inflows include cash from sales of electric scooters and related hardware, battery swapping and energy services revenue, leasing revenue and sales-related services revenue. These cash inflows are offset by our payments to suppliers for production materials and parts used in our manufacturing process, operating expenses, and interest payments on our financings.
During the year ended December 31, 2022, net cash used in operating activities was $64.8 million. The primary factors affecting operating cash flows during this period were a net loss of $98.9 million after deducting non-cash charges of $119.9 million consisting primarily of depreciation and amortization expenses of $94.8 million, share-based compensation of $37.9 million and recognition of listing expense of $178.8 million which was offset by change in fair value of financial liabilities of $205.9 million, a decrease in working capital of $76.1 million and interest expense payment of $12.5 million. The increase in net operating assets and liabilities was mainly driven by a larger increase in inventories related to lower-than-expected hardware sales during pandemic and increase of long lead-time material purchases, and a larger decrease in notes payable and trade payable due to payments for production materials. The increase in our net operating assets and liabilities was partially offset by a smaller increase in other liability primarily due to increase in temporary receipt and unearned revenue.
Investing Activities
Cash used in investing activities primarily relate to capital expenditures for batteries in support of energy usage and battery swapping service, manufacturing equipment and machinery, tooling equipment and leasehold improvements as we continue to invest in our business infrastructure and scale our manufacturing operations.
Net cash used in investing activities was $101.1 million for the year ended December 31, 2022, which primarily consisted of $123.1 million used in investing property and equipment that is primarily attributable to investment in batteries and equipment in support of our energy usage and battery swapping service network. The investment in property and equipment was partially offset by net proceeds of $22.3 million from other financial assets in time deposits with original maturities of more than three months for the year ended December 31, 2022.
Financing Activities
Cash inflows from financing activities primarily relate to proceeds from issuance of ordinary shares, proceeds from increase of bank loans, while offset by cash outflows from repayment of redeemable preferred shares and bonds.
Net cash generated from financing activities was $186.4 million for the year ended December 31, 2022, which was primarily due to $294.8 million proceeds from PIPE investments, $173.4 million proceeds from borrowings and $32.1 million cash from business combination. These cash proceeds from financing activities was offset by repayments of redeemable preferred shares of $106.1 million, repayments of bonds payable of $102.6 million, and repayments of bank loans of $90.6 million.
Material Cash Requirements from Known Contractual Obligations
Our primary contractual obligations consist of liabilities related to outstanding loan agreements as well as capital leases and non-cancellable purchase commitments.
From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms, variability in the precise growth curves of our development and production ramps, and opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders under such contracts beyond the short term, and the timing and magnitude of purchase orders beyond such period is difficult to accurately project.
As of December 31, 2022, we had outstanding $468.5 million in aggregate principal amount of indebtedness, of which $161.9 million is scheduled to become due in the succeeding 12 months, where includes $63.5 million of non-cancellable purchase commitments, $88.0 million of bank loans, and $10.4 million of lease liabilities. To the rest of outstanding indebtedness, we have $306.6 million scheduled to become in the future 1 to 5 years, and other $0.03 million more than 5 years.
In October 2021, we entered into a contract with Hon Hai Precision Industry Co., Ltd. and committed to invest in a battery pack assembly line in Wuhan, China for approximately $15.0 million. In June 2022, we entered into a formal sale and purchase agreement with Hongfujin Precision Industry (Wuhan) Co., Ltd., an affiliate of Hon Hai Precision Industry Co., Ltd., in relation to the battery pack assembly line. In March 2023, the sale and purchase agreement was amended to adjust the consideration to approximately $14.2 million. The consideration will be settled upon delivery and acceptance of the battery pack assembly line.
Dividends
Within the organization, investor cash inflows have all been received by Gogoro Inc., the parent Cayman entity. Cash to fund our operations is transferred from: (i) the Cayman parent to its operating companies through capital contributions; and (ii) operating companies to other operating companies through capital contributions.
As a holding company, Gogoro Inc. may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Gogoro Inc. As of December 31, 2022, other than dividends paid to the shareholder of redeemable preferred shares by Gogoro Inc., neither Gogoro Inc. nor any of its subsidiaries have ever paid dividends or made distributions. Gogoro Inc. paid out an aggregate amount of $2.1 million, $7.0 million and $1.2 million as dividends to shareholders of redeemable preferred shares for the years ended December 31, 2022, 2021 and 2020, respectively.
We incurred a net loss in fiscal year 2022 and we do not expect to distribute earnings in the near future. Going forward, we intend to continue to invest profit generated from our business operations in new markets or business lines.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our operating revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
Net Realizable Value of Inventories
We write down the carrying amount of inventories to the net realizable value if those inventories are damaged, if they have become wholly or partially obsolete, if their selling prices have declined, if they have been acquired for an excessive period or time, or if they are slow-moving. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize. These estimates take into consideration fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period.
Provisions for Product Warranty
We accrue a warranty reserve for the electric scooters sold, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters. These estimates are inherently uncertain due to our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of comprehensive income. See more information in “Item 18. Financial Statements—Note 15 Provisions for Product Warranty to the Consolidated Financial Statements.”

Share-based Payment Arrangements
To determine the fair value of the restricted shares granted to the executives and employees, we estimate the grant date fair value of our common stock using the income approach which incorporates future growth prospects and economic benefits resulting from the execution of our business strategy and anticipated operational improvements. Since we were previously privately-held, the pricing inputs including the discount rate, perpetual growth rate, etc. are estimated based on our peer or similar companies. If the actual changes of inputs in the future differ from expectation, the fair value might vary accordingly. See more information in “Item 18. Financial Statements—Note 21 Share-based Payment Arrangements to the Consolidated Financial Statements.”
Fair Value Measurement of Financial Liabilities at FVTPL
Some of the our financial liabilities at FVTPL are categorized within Level 3 in the fair value measurements according to IFRS 13 “Fair Value Measurement.” The valuation of earnout liabilities, earn-in liabilities and Private Placement Warrants are performed using Monte Carlo simulations with unobservable inputs including the volatility in connection with the financial instruments. Significant judgment is required to determine the appropriateness of those unobservable inputs. See more fair value measurement information in “Item 18. Financial Statements—Note 12 Financial Liabilities at Fair Value through Profit or Loss and Note 23 Financial Instruments to the Consolidated Financial Statements.”

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information concerning our current directors and executive officers as of the date of this report:

Name	Age	Position(s)
Horace Luke	52	Chief Executive Officer, Chairman of the Board and Director
Bruce Aitken	53	Chief Financial Officer
Ming-I Peng	54	Chief Product Officer
Alan Pan	47	Chief Revenue Officer
Pass Liao	48	Chief Operating Officer
Michael R. Splinter(1)	72	Director
Yoshihiko Yamada(4)(5)	71	Director
Hui-Ming "HM" Cheng(2)(6)	68	Director
Ming-Shan Lee (Sam)(4)	57	Director
Homer Sun	51	Director
Chung-Yao Yin(3)	39	Director
________________________________________
(1)Chairman of the Compensation Committee
(2)Chairman of the Audit Committee
(3)Chairman of the Nominating & Corporate Governance Committee
(4)Member of the Audit Committee
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
Alan Pan has served as Chief Revenue Officer since October 2022 overseeing Gogoro’s company-wide revenue strategy and execution; Mr. Pan had served as General Manager of Gogoro Network from October 2018 to September 2022. Mr. Pan was responsible for Gogoro Network™ ’s business, including the establishment, growth and operations of Gogoro Network™ in Taiwan, as well as its expansion beyond Taiwan. Prior to that, Mr. Pan served as Vice President of Gogoro Network from October 2015 to September 2018. Mr. Pan has also served as Branch Manager of the Taiwan Branch of Gogoro Network (Cayman Islands), a subsidiary of Gogoro, since February 2016 and as Branch Manager of France Branch of Gogoro Network B.V., a subsidiary of Gogoro, since April 2021. Mr. Pan holds an M.B.A. from The University of Texas at Arlington and a Bachelor degree in Management Information Systems from Chung Yuan Christian University.

Pass Liao has served as Chief Operating Officer of Gogoro since October 2022 overseeing operations, enforcing and implementing operations standards, budget and cost control and all corporate operations; Mr Liao had served as the General Manager of Gogoro Solutions from July 2019 to September 2022. Mr. Liao was responsible for our PBGN program, a program focused on fostering a new range of electric vehicles that integrate with the Gogoro Network™ from a variety of vehicle makers. Prior to that, Mr. Liao served as our Vice President of New Product Development from 2015 to June 2019, and as our Senior Director of Quality from 2013 to 2015. Prior to joining Gogoro, Mr. Liao served as a TQE Leader, Asia, at IKEA from 2010 to 2013. Mr. Liao holds a B.S. in Mechanical Engineering from National Taiwan Ocean University.
Non-executive Directors
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
Michael Splinter has served on our board of directors since July 2018. Mr. Splinter was previously served as Chairman of Nasdaq’s Board between May 10, 2017 and Dec. 31, 2022. Mr. Splinter has served on the board of directors of Taiwan Semiconductor Manufacturing Company, Limited (NYSE: TSM) since June 2015. Mr. Splinter has served as General Partner, Business and Technology Consultant and Co-Founder of WISC Partners LP since December 2015. Mr. Splinter has served as the Owner of MRS Business and Technology Advisors since September 2015. Mr. Splinter has served on the board of Kioxia since July 2018. He served as Chief Executive Officer of Applied Materials, Inc. (Nasdaq: AMAT) from 2003 to 2015, and as its Chairman of the board from 2009 to 2015. Mr. Splinter holds a B.S. in Electrical and Electronics Engineering, a M.A. in Electrical Engineering, and an honorary Ph.D. in Engineering, all from the University of Wisconsin Madison.
We believe Mr. Splinter is qualified to serve on our board of directors based on his background as an engineer and technologist, as well as his many years of experience in the semiconductor industry.
Homer Sun joined our board of directors in connection with the closing of the Business Combination in April 2022. Mr. Sun has served as the Managing Partner of Animoca Capital since October 2022. Mr. Sun was formerly the Chief Investment Officer of Morgan Stanley Private Equity Asia (a subsidiary of Morgan Stanley (NYSE: MS)), a Managing Director at Morgan Stanley and a member of the firm’s Global Private Credit & Equity Executive Committee as well as the firm’s China Management Committee from March 2006 to January 2020. Prior to MSPE Asia, Mr. Sun served as an M&A banker at Morgan Stanley’s Investment Banking Division from April 2000 to March 2006, and as an M&A lawyer at Simpson Thacher & Bartlett LLP from September 1996 to March 2000. Mr. Sun holds a B.S.E. in Chemical Engineering, magna cum laude, from the University of Michigan and a J.D., cum laude, from the University of Michigan Law School.
We believe Mr. Sun is qualified to serve on our board of directors based on his extensive experience in finance, business and management.
Yoshihiko Yamada has served on our board of directors since November 2019. Mr. Yamada has served on the board of Japan Communications Inc. (TYO: 9424) since June 2016. Mr. Yamada has served on the board of WOTA Corp. since April 2022. From November 2017 to July 2019, Mr. Yamada served as Vice President of Tesla Gigafactory in Nevada (Nasdaq: TSLA). Prior to that, Mr.

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
Chung-Yao Yin has served on our board of directors since April 2022 following the Closing of Business Combination. Mr. Yin has served as Vice Chairman of Nan Shan Life Insurance Co., Ltd. since December 2019 and as a member of its board of directors since June 2016. Mr. Yin previously served as Special Assistant to the Chairman at Nan Shan Life Insurance Co., Ltd. from July 2016 to December 2019.
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
B. Compensation of Directors and Executive Officers
Aggregate Compensation of Our Executive Officers and Directors
In 2022, we paid and accrued aggregate salaries and benefits (excluding share-based awards) of approximately $2.6 million and share-based awards underlying an aggregate of 4,894,896 ordinary shares of our company.
For information regarding share-based awards granted to our directors and executive officers, see “— Equity Incentive Plans” below.
Equity Incentive Plans
2022 Equity Incentive Plan
Our board of directors approved our 2022 Equity Incentive Plan, or the 2022 Plan, which became effective immediately prior to the closing of the Business Combination. The 2022 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the U.S. Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors and consultants and employees and consultants of any of our parents or subsidiaries. For the avoidance of doubt, the administrator may grant awards to any of the foregoing service providers, including individuals who may be considered “related parties” under the Nasdaq listing rules, including as consideration in a transaction or series of related transactions in which a related party has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in Gogoro or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions. We have six non-employee directors, and together with our subsidiaries, collectively have approximately 2,000 employees (including employee directors) and no consultants. Each of these individuals are eligible to be selected to receive an award under the 2022 Plan if selected by the administrator.
Authorized Shares. Subject to the adjustment provisions contained in the 2022 Plan and the evergreen provision described below, a total of 26,633,840 Gogoro Ordinary Shares are reserved for issuance pursuant to the 2022 Plan. The number of shares subject to the 2022 Plan was increased by 7,990,152 Gogoro Ordinary Shares, for granting incentive awards to employees of us or our subsidiaries, one-third (1/3) of each such award will vest upon the occurrence of an Earnout Event during the Earnout Period (the “Incentive Award Pool”). In addition, the shares reserved for issuance under the 2022 Plan includes any Gogoro Ordinary Shares subject to awards of stock options or other awards granted under the Company Incentive Plans (as defined in the Merger Agreement) that are assumed pursuant to the Merger Agreement (or “assumed awards”) that, on or after the Effective Time, are cancelled, expire or otherwise terminate without having been exercised in full, are forfeited to or repurchased by us due to failure to vest, or are withheld by us from assumed awards other than restricted stock for payment of an exercise price or for tax withholding obligations (provided that the maximum number of shares that may be added to the 2022 Plan pursuant to this sentence is 5,843,249 shares). The number of shares available for issuance under the 2022 Plan includes an automatic annual increase, or the evergreen feature, on the first day of each of our fiscal years, beginning with our fiscal year 2023 and ceasing as described below, equal to the least of:
▪7,990,152 Gogoro Ordinary Shares;
▪a number of shares equal to 3% of the total number of all outstanding Gogoro Ordinary Shares as of the last day of the immediately preceding fiscal year; or
▪such number of shares as the administrator of the 2022 Plan may determine.
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
2019 Equity Incentive Award Plan
Our 2019 Equity Incentive Award Plan, or our 2019 Plan was originally adopted by our board of directors in September 2019. Our 2019 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the U.S. Internal Revenue Code, nonstatutory stock options and restricted stock awards (each, an “award” and the recipient of such award, a “participant”) to eligible employees of Gogoro Inc. or our subsidiaries. The 2019 Plan was terminated in connection with the Business Combination, and we will not grant any additional awards under our 2019 Plan. However, our 2019 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2019 Plan.
As of December 31, 2022, the following awards were outstanding under our 2019 Plan: restricted stock awards covering 5,569,482 of our ordinary shares.
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
Share-based Awards Held by Our Directors and Officers
As of February 28, 2023, RSUs which represent 3,598,745 underlying Gogoro Ordinary Shares and options which represent 4,842,250 underlying Gogoro Ordinary Shares were outstanding (which do not include the Gogoro Ordinary Shares underlying the vested RSUs). The following table summarizes the unvested restricted shares and outstanding RSUs and options held as of February 28, 2023 by our directors and executive officers, as well as by their affiliates, under our equity incentive plans.

Name of Beneficial Owner	Number of unvested Restricted Shares	Number of outstanding RSUs/options granted		Exercise price (per option granted)	Shares underlying outstanding RSUs/options granted	Date of grant	Date of Expiration
Horace Luke	8,529,028					Before April 4, 2022
		400,000	(1)		400,000	August 18, 2022
		1,800,000	(2)	$5.20	1,800,000	August 18, 2022	August 17, 2032
Bruce Aitken	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
Ming-I Peng	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
Alan Pan	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
Pass Liao	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
Michael R. Splinter		—			—
Yoshihiko Yamada		—			—
Hui-Ming Cheng	*					Before April 4, 2022
		—			—
Homer Sun		—			—
* Less than one percent (1%) of Gogoro Ordinary Shares.
(1) Represents RSUs.
(2) Represent options.
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
We have a staggered board that consists of directors grouped into three classes and each class serving a three-year term:
▪Class I, which consists of Horace Luke and Ming-Shan Lee, whose term will expire at our 2023 annual meeting of shareholders.
▪Class II, which consists of Chung-Yao Yin and Hui-Ming Cheng, whose term will expire at our 2024 annual meeting of shareholders.
▪Class III, which consists of Michael Splinter, Yoshihiko Yamada and Homer Sun, whose term will expire at our 2025 annual meeting of shareholders.
The classification of our board of directors may contribute to prevent changes in our control or management.
None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
Director Independence
Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Chung-Yao Yin, Michael R. Splinter, Yoshihiko Yamada, Hui-Ming Cheng, Ming-Shan Lee and Homer Sun qualify as independent as defined under the listing rules of Nasdaq and meet the criteria for independence set forth in Rule

10A-3 of the Exchange Act. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.
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
The purpose of the audit committee is to assist our board of directors in overseeing and monitoring:
▪the quality and integrity of our financial statements,
▪internal control over financial reporting and disclosure controls and procedures
▪our compliance with legal and regulatory requirements,
▪our independent registered public accounting firm’s qualifications and independence,
▪the performance of our internal audit function, and
▪the performance of our independent registered public accounting firm.
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
D. Employees
We employ engineers engaged in research and development, professionals dedicated to consumer sales, support, marketing and services, technicians dedicated in production and manufacturing, and personnel served in general and administrative. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors and consultants. We believed that Gogoro management establishes a good working partnership with employees and we have not experienced any significant labor disputes. The following table provides our average number of employees by function in 2022, 2021, and 2020, respectively.

	December 31,
	2022	2021	2020
Consumer sales, support, marketing and services	457	456	524
General and administrative	179	183	193
Production and manufacturing	967	954	1,111
Research and development	445	428	450
Total	2,048	2,021	2,278
E. Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 with respect to:
•each of our directors and executive officers;
•each person known to us to own beneficially more than 5% of our ordinary shares; and
•all of our directors and officers as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 28, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and 13G filed with the SEC, as indicated in the table footnotes.
Based on 244,195,234 Gogoro Ordinary Shares issued and outstanding as of February 28, 2023, adjusted for each beneficial owner’s options and warrants held by that person that are exercisable or will be exercisable within 60 days from February 28, 2023.
Unless otherwise noted, the business address of each of the following beneficial owners is 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan District, Taipei City 105, Taiwan.

Name of Beneficial Owner	Gogoro Ordinary Shares	Percentage
All 5% or Greater Shareholders
Gold Sino Assets Limited(1)	52,717,063	21.6%
Far Eastern International Bank(2)	12,250,044	5.0%
Director and Executive Officers
Horace Luke(3)	13,557,040	5.5%
Bruce Aitken	*	*
Ming-I Peng	*	*
Alan Pan	*	*
Pass Liao	*	*
Michael R. Splinter	*	*
Yoshihiko Yamada	*	*
Hui-Ming Cheng	*	*
Ming-Shan Lee (Sam)	*	*
Homer Sun(4)	7,268,774	2.9%
Chung-Yao Yin	9,890,764	4.1%
All executive officers and directors as a group (11 persons)	32,478,925	13.0%
________________________________________
*Less than one percent (1%) of Gogoro Ordinary Shares.
(1) Consists of Gogoro Ordinary Shares held by Gold Sino Assets Limited. The address of Gold Sino Assets Limited is Vistra Corporate Services Centre Ground Floor, NPF Building Beach Road Apia Samoa.
(2) Consists of Gogoro Ordinary Shares held by Far Eastern International Bank in its capacity as master custodian of Fuh Hwa Smart Energy Fund. The address of Far Eastern International Bank is 20F., No. 207, Sec. 2, Dunhua S. Rd., Da’an Dist., Taipei 106, Taiwan.
(3) Consists of (i) 3,938,801 Ordinary Shares held by Innovative Creations LLC, (ii) 1,969,401 Ordinary Shares held by Polymath Limited, (iii) 1,969,401 Ordinary Shares held by Joy Billion Holdings Limited, (iv) 228,071 Ordinary Shares held by Mr. Luke, (v) 638,888 Ordinary Shares held by Ms. Nine, (vi) 1,969,401 Ordinary Shares that are vesting within 60 days from February 28, 2023 pursuant to the terms of the restricted shares held by Innovative Creations LLC, (vii) 984,701 Ordinary Shares that are vesting within 60 days from February 28, 2023 pursuant to the terms of the restricted shares held by Polymath Limited, (viii) 984,701 Ordinary Shares that are vesting within 60 days from February 28, 2023 pursuant to the terms of the restricted shares held by Joy Billion Holdings Limited, (ix) 2,189 Ordinary Shares that are vesting within 60 days from February 28, 2023 pursuant to the terms of the restricted shares held by Mr. Luke, (x) 100,000 Ordinary Shares that are vesting within 60 days from February 28, 2023 pursuant to the terms of the RSUs held by Mr. Luke, (xi) 321,486 Ordinary Shares that are vesting within 60 days from February 28, 2023 pursuant to the terms of the restricted shares held by Ms. Nine and (xii) 450,000 Ordinary Shares that Mr. Luke has the right to acquire within 60 days from February 28, 2023 pursuant to the terms of the share options by him. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares. The address of Innovative Creations LLC is 8 the Green, Suite A, Dover, Delaware 19901. The address of both Polymath Limited and Joy Billion Holdings Limited is Portcullis (Samoa) Ltd at Portcullis Chambers, P.O. Box 1225, Apia, Samoa.
(4) Consists of (i) 3,321,274 Gogoro Ordinary Shares held by Mr. Sun, (ii) 187,500 Gogoro Ordinary Shares held by Mr. Sun’s spouse, and (iii) 3,760,000 Gogoro Ordinary Shares issuable upon the exercise of private placement warrants held by Mr. Sun for an exercise price of $11.50, exercisable within 60 days from February 28, 2023.
For a description of arrangements involving employees in the capital of Gogoro, see “—B. Compensation of Directors and Executive Officers—Equity Incentive Plans.”
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not Applicable.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” There are no arrangements known to us the operation of which may at a subsequent date result in a change of control of Gogoro.
B. Related Party Transactions
Our board of directors has adopted a related party transaction policy requiring that all material related party transactions required to be disclosed by a foreign private issuer pursuant to the Exchange Act be approved by the audit committee or another independent body of our board of directors.
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

Subscription Agreements: Certain investors have entered into the Subscription Agreements pursuant to which they purchased Gogoro Ordinary Shares at $10.00 per share for an aggregate purchase price of $294,820,000. The investors included existing shareholders or affiliates of Gogoro or the Sponsor and various strategic partners.
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
We are a holding company incorporated in the Cayman Islands, and may rely on dividends and other distributions of equity paid by our subsidiaries for our cash and financing requirements. Taiwan regulations may restrict the ability of our Taiwan subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Taiwan—Our Taiwan subsidiaries are subject to restrictions on paying dividend or making other payments to us, which may restrict our ability to satisfy its liquidity requirements.”
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
D. Exchange Controls
Exchange Controls in the Cayman Islands
Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.
Exchange Controls in the Taiwan
The Taiwan government’s foreign exchange control policies require all foreign exchange transactions must be executed by banks designated to handle such business by the R.O.C. Financial Supervisory Commission and by the Central Bank of the Republic of China (Taiwan). Current regulations favor trade-related foreign exchange transactions. Consequently, foreign currency generated from exports of products and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of products and services may be purchased freely from the designated foreign exchange banks.
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
United States Federal Income Taxation
The following discussion is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of the Gogoro Ordinary Shares. This discussion applies only to U.S. Holders of Gogoro Ordinary Shares that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code (generally, property held for investment).
The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the acquisition, ownership and disposition of the Gogoro Ordinary Shares. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum tax or Medicare contribution tax considerations and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could result in tax consequences different from those discussed below. We have not sought nor will seek any rulings from the U.S. Internal Revenue Service regarding the matters discussed below. There can be no assurance the U.S. Internal Revenue Service will not take or a court will not sustain a contrary position to that discussed below regarding the tax considerations discussed below.
This discussion does not address all U.S. federal income tax considerations relevant to a holder’s particular circumstances. In addition, it does not address considerations relevant to holders subject to special rules, including, without limitation:
▪persons that are not U.S. Holders;
▪banks, insurance companies, and certain other financial institutions;
▪regulated investment companies and real estate investment trusts;
▪brokers, dealers or traders in securities;
▪traders in securities that has elected the market-to-market method of accounting;
▪tax-exempt organizations or governmental organizations;
▪U.S. expatriates and former citizens or long-term residents of the United States;
▪persons holding the Gogoro Ordinary Shares as part of a hedge, straddle, constructive sale or other risk reduction strategy, or as part of a conversion transaction or other integrated investment;
▪persons subject to special tax accounting rules as a result of any item of gross income with respect to the Gogoro Ordinary Shares being taken into account in an applicable financial statement;
▪persons that actually or constructively own 10% or more (by vote or value) of the outstanding Gogoro Ordinary Shares;
▪S corporations, partnerships or other entities or arrangements treated as partnerships or other flow- through entities for U.S. federal income tax purposes (and investors therein);
▪persons liable for alternative minimum tax;
▪persons subject to the “base erosion and anti-abuse” tax;
▪U.S. Holders having a functional currency other than the U.S. dollar;
▪persons who hold or received the Gogoro Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; and
▪pension plans and tax-qualified retirement plans.
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
U.S. Holders
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the Gogoro Ordinary Shares that is for U.S. federal income tax purposes:
▪an individual who is a citizen or resident of the United States;

▪a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
▪an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
▪a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the U.S. Internal Revenue Code) for U.S. federal income tax purposes.
Ownership and Disposition of Gogoro Ordinary Shares by U.S. Holders
Distributions on Gogoro Ordinary Shares
Subject to the discussion under “—Passive Foreign Investment Company Rules”below, if we make distributions of cash or property on the Gogoro Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. We do not intend to provide calculations of its earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividends that a U.S. Holder receives (including any withheld taxes) will be includable in such U.S. Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which currently is taxed at the lower applicable capital gains rate, provided that:
▪the Gogoro Ordinary Shares are readily tradable on an established securities market in the United States;
▪Gogoro is neither a PFIC (as discussed below under below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;
▪the U.S. Holder satisfies certain holding period requirements; and
▪the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
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
Subject to certain exceptions and the Foreign Tax Credit Regulations (as defined below), dividends on Gogoro Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Gogoro Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” However, recently issued Treasury regulations (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, U.S. Holders may be able to deduct any non-U.S. withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. U.S. Holders are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.
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
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of the Gogoro Ordinary Shares could be materially different from that described above if Gogoro is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
▪at least 75% of its gross income for such year is passive income; or
▪at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. Moreover, Gogoro will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Gogoro owns, directly or indirectly, 25% or more (by value) of the stock.
Based on the fiscal year 2022 composition of our income, assets and operations and that of our subsidiaries, we do not believe we will be treated as a PFIC for the 2023 taxable year or in future taxable years. However, there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the U.S. Internal Revenue Service will not take a contrary position or that a court will not sustain such a challenge by the U.S. Internal Revenue Service.
Whether we or any of our subsidiaries is treated as a PFIC is determined on an annual basis. The determination of whether we or any of our subsidiaries is a PFIC is a factual determination that depends on, among other things, the composition of our income and assets, and the market value of our and our subsidiaries’ shares and assets. Because the market value of Gogoro and our subsidiaries’ assets (including for this purpose goodwill) may be measured in large part by the market price of Gogoro Ordinary Shares, which is likely to fluctuate, no assurance can be given that Gogoro will not be a PFIC in any future taxable year. Changes in the composition of our or any of our subsidiaries’ income or composition of our or any of our subsidiaries’ assets may cause us to be or become a PFIC for the current or subsequent taxable years. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Gogoro Ordinary Shares, we would continue to be treated as a PFIC with respect to such investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Gogoro Ordinary Shares at their fair market value on the last day of the last taxable year in which Gogoro is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Gogoro Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Gogoro subsequently becomes a PFIC.
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
A U.S. Holder that is eligible to make a mark-to-market election with respect to its Gogoro Ordinary Shares may do so by providing the appropriate information on U.S. Internal Revenue Service Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.
A U.S. Holder of a PFIC generally is required to file an U.S. Internal Revenue Service Form 8621 on an annual basis. U.S. Holders are strongly encouraged to consult their own tax advisors regarding the application of the PFIC rules and the associated reporting requirements to their particular circumstances.
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
Information Reporting and Backup Withholding
Information reporting requirements may apply to distributions on the Gogoro Ordinary Shares, and the proceeds received on sale or other taxable disposition of the Gogoro Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on a U.S. Internal Revenue Service Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the U.S. Internal Revenue Service and furnishing any required information.
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
Foreign Exchange Risk
As most of our revenue and expenses are denominated in NTD, which is the main market in which we operate, we do not believe that we are currently exposed to significant direct foreign exchange risk operationally. Although in general our direct exposure to foreign exchange risks should be limited, the reporting result of operations in the financial statements will be affected by the exchange rate between U.S. dollar and NTD, as we use U.S. dollars as the reporting currency. The volatility in foreign exchange rates, in particular a weakening of NTD and other foreign currencies relative to the U.S. dollar, may negatively affect our revenues and results of operations.
We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our subsidiaries using foreign currencies such as NTD as functional currency into U.S. dollars in consolidation. Through changes in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to translation gains or losses, which are recorded net as a component of other comprehensive income.
Our general policy is not to conduct cash flow, fair value, net investment and translation hedges. While we may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. While we have not engaged in the hedging of our foreign currency transactions as of the date of this annual report date and do not enter into any hedging contracts for trading or speculative purposes, we may in the future hedge selected significant transactions denominated in currencies other than the NTD.
The following table details Gogoro’s sensitivity to a 1% increase and decrease in NTD against USD. The sensitivity analysis included only outstanding foreign currency denominated monetary items. A positive number below indicated an increase in pre-tax profit (loss) or equity associated with a 1% strengthening of NTD against USD. For a 1% weakening of NTD against USD, there would be an equal and opposite impact on equity, and the balances below would be negative.

	For the Year Ended December 31
	2022	2021	2020
Profit or loss	$(42)	$(90)	$(1,037)
Equity	2,350	2,067	2,412
Interest Rate Risk
We are exposed to interest rate risk as we borrowed funds at both fixed and floating interest rates. Our interest rate risk was mainly concentrated in the fluctuation of the benchmark interest rate arising from cash and cash equivalents - time deposits and repurchase agreements collateralized by bonds, other financial assets, short-term borrowings, long-term borrowings, bonds payable, financial liabilities designated at fair value through profit or loss (“FVTPL”) and leasing liabilities. The carrying amount of our financial assets and financial liabilities with exposure to interest rates at the end of the reporting period were as follows.

	As of December 31,
	2022	2021
Fair value interest rate risk
Financial assets	$184,669	$204,747
Financial liabilities	68,422	134,604
Cash flow interest rate risk
Financial assets	56,357	42,426
Financial liabilities	381,599	434,898
The sensitivity analyses below were determined based on our exposure to interest rates for non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analyses were prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10 basis points increase or decrease was used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
If interest rates had been 10 basis points higher/lower and all other variables were held constant,our loss for the years ended December 31, 2022, 2021 and 2020 would increase/decrease by $0.3 million, $0.4 million and $0.3 million, respectively.
Credit Risk
Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to Gogoro. Our credit risk was mainly arising from bank deposits, trade receivables, other receivables, other financial assets, and refundable deposits. We adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.
Liquidity Risk
We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance our operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, our management has concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on this evaluation, our management concluded that our internal control over financial reporting as of December 31, 2022 was effective.
As discussed in our 2021 Annual Report on Form 20-F for the year ended December 31, 2021, in connection with the preparation of our financial statements for the year ended December 31, 2021, our management identified a material weakness related to the lack of sufficient accounting and financial reporting personnel with appropriate knowledge of SEC reporting requirements to prepare and review consolidated financial statements and related disclosures in accordance with SEC reporting requirements.
To remediate our identified material weakness, we have adopted measures to improve our financial control over financial reporting, including, among others: (i) forming financial reporting and accounting team with personnel who have appropriate knowledge and experience of IFRS and SEC reporting requirements; (ii) organizing regular training for our accounting personnel, especially training related to complex accounting standards and updates on IFRS and SEC reporting requirements; and (iii) enhancing documentation procedures, establishing effective monitoring and oversight controls for financial reporting and filing processes to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures. Based on the above, and the results of testing conducted during the year ended December 31, 2022, we concluded that the identified material weakness was remediated as of December 31, 2022.
Attestation Report of the Registered Public Accounting Firm
Performing the relevant condition checks for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
Except for the material weakness described above which has been remediated as of December 31, 2022, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
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

	For the Year Ended December 31,
	2021	2022

	(in thousands)
Audit fees(1)	$732	$752
Tax fees(2)	46	51
Total	$778	$803
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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte & Touche, including audit services and tax services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit.
ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16.F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16.G.    CORPORATE GOVERNANCE
Gogoro is a foreign private issuer within the meaning of the rules under the Exchange Act and our ordinary shares and Public Warrants are listed on the Nasdaq Global Select Market. The Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. As such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. While we do not currently intend to follow home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.
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
ITEM 18.    FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Gogoro Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Gogoro Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
March 31, 2023
We have served as the Company’s auditor since 2014.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	As of December 31,
	2022	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 5 and 23)	$236,100	$217,429
Trade receivables (Notes 2, 6, 17 and 23)	16,143	16,625
Inventories (Notes 2 and 7)	114,701	73,137
Other assets, current (Notes 2, 8 and 23)	30,961	50,839
Total current assets	397,905	358,030
NON-CURRENT ASSETS
Property, plant and equipment (Notes 2 and 9)	442,969	453,383
Right-of-use assets (Notes 2 and 10)	21,089	26,277
Other assets, non-current (Notes 2, 8 and 23)	11,460	6,710
Total non-current assets	475,518	486,370
Total assets	$873,423	$844,400
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Borrowings, current (Notes 2, 11 and 23)	$87,982	$238,434
Financial liabilities at fair value through profit or loss (Notes 2, 12 and 23)	46,949	107,862
Notes and trade payables (Notes 2, 13 and 23)	38,879	53,258
Contract liabilities (Notes 2 and 17)	12,965	18,753
Lease liabilities, current (Notes 2, 10 and 23)	10,073	11,153
Provisions for products warranty, current (Notes 2 and 15)	4,812	6,480
Other liabilities, current (Notes 2, 14 and 23)	46,506	44,603
Total current liabilities	248,166	480,543
NON-CURRENT LIABILITIES
Borrowings, non-current (Notes 2, 11 and 23)	293,192	195,883
Lease liabilities, non-current (Notes 2, 10 and 23)	11,400	15,589
Provisions for products warranty, non-current (Notes 2 and 15)	3,238	9,150
Other liabilities, non-current (Notes 2, 14 and 23)	18,453	19,522
Total non-current liabilities	326,283	240,144
Total liabilities	574,449	720,687
EQUITY (Notes 2 and 16)
Share capital	24	85,729
Reserves	298,950	37,984
Total equity	298,974	123,713
Total liabilities and equity	$873,423	$844,400
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in Thousands of U.S. Dollars, Except Loss Per Share)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2022	2021	2020
OPERATING REVENUES (Notes 2, 17 and 26)	$382,826	$366,009	$364,125
COSTS OF REVENUES (Notes 2, 7 and 18)	325,113	304,921	284,684
GROSS PROFIT	57,713	61,088	79,441
OPERATING EXPENSES (Notes 2, 4, 6, 18 and 24)
Sales and marketing	60,273	53,855	60,947
General and administrative	70,972	33,951	26,282
Research and development	45,993	30,600	28,711
Listing expense	178,804	—	—
Total operating expenses	356,042	118,406	115,940
OPERATING LOSS	(298,329)	(57,318)	(36,499)
NON-OPERATING INCOMES AND EXPENSES (Notes 2 and 18)
Finance costs	(12,671)	(11,088)	(9,754)
Finance income	2,942	625	889
Other income	6,391	9,511	5,179
Other losses, net	(3,177)	(1,627)	(1,546)
Gains (losses) on financial liabilities at fair value through profit or loss	205,938	(7,465)	(8,612)
Total non-operating incomes and expenses	199,423	(10,044)	(13,844)
LOSS BEFORE INCOME TAX	(98,906)	(67,362)	(50,343)
INCOME TAX (EXPENSE) BENEFIT (Notes 2 and 19)	(2)	—	1,063
NET LOSS	(98,908)	(67,362)	(49,280)
OTHER COMPREHENSIVE (LOSS) INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation	(16,180)	3,005	14,394
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(115,088)	$(64,357)	$(34,886)
LOSS PER SHARE (in U.S. dollars) (Note 20)
Basic and diluted	$(0.45)	$(0.35)	$(0.25)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousand shares)	222,000	193,334	193,334
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	Share Capital (Note 16)		Reserves (Note 16)
	Ordinary Shares	Preferred Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
BALANCE AS OF JANUARY 1, 2020	14	85,714	$430,616	$(302,627)	$4,201	$217,918
Net loss for the year ended December 31, 2020	—	—	—	(49,280)	—	(49,280)
Other comprehensive income for the year ended December 31, 2020	—	—	—	—	14,394	14,394
Total comprehensive loss for the year ended December 31, 2020	—	—	—	(49,280)	14,394	(34,886)
Capital surplus used to offset accumulated deficits	—	—	(302,660)	302,660	—	—
BALANCE AS OF DECEMBER 31, 2020	14	85,714	127,956	(49,247)	18,595	183,032
Net loss for the year ended December 31, 2021	—	—	—	(67,362)	—	(67,362)
Other comprehensive income for the year ended December 31, 2021	—	—	—	—	3,005	3,005
Total comprehensive loss for the year ended December 31, 2021	—	—	—	(67,362)	3,005	(64,357)
Issuance of restricted shares (Note 21)	1	—	(1)	—	—	—
Shared-based payments (Note 21)	—	—	5,038	—	—	5,038
BALANCE AS OF DECEMBER 31, 2021	15	85,714	132,993	(116,609)	21,600	123,713
Net loss for the year ended December 31, 2022	—	—	—	(98,908)	—	(98,908)
Other comprehensive loss for the year ended December 31, 2022	—	—	—	—	(16,180)	(16,180)
Total comprehensive loss for the year ended December 31, 2022	—	—	—	(98,908)	(16,180)	(115,088)
Issuance of ordinary shares	9	—	472,570	—	—	472,579
Repurchase of Series C preferred shares	—	(85,714)				(85,714)
Recognition of earnout liabilities (Note 12)	—	—	—	(134,423)	—	(134,423)
Shared-based payments (Note 21)	—	—	37,907	—	—	37,907
BALANCE AS OF DECEMBER 31, 2022	24	—	$643,470	$(349,940)	$5,420	$298,974
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(98,908)	$(67,362)	$(49,280)
Adjustments for:
Depreciation expenses	93,875	93,776	77,671
Amortization expenses	932	1,043	896
Impairment losses (reversal of impairment losses)	3,568	(120)	3,701
Share-based payments	37,907	5,038	—
Listing expense	178,804	—	—
Finance costs	12,671	11,088	9,754
Finance income	(2,942)	(625)	(889)
Loss on disposals of property, plant and equipment	975	328	91
Loss on disposals of intangible assets	—	4	—
Gain from lease modifications	(2)	(17)	(11)
(Gain) loss on financial liabilities at fair value through profit or loss	(205,938)	7,465	8,612
Income tax expense	2	—	(1,063)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(41)	(3,669)	5,633
(Increase) decrease in inventories	(44,609)	21,200	(7,928)
(Increase) decrease in other assets	(5,128)	(7,246)	29,283
(Decrease) increase in notes and trade payables	(14,379)	23,388	(35,912)
(Decrease) increase in contract liabilities	(5,788)	5,213	(13,689)
Decrease in provisions for product warranty	(7,580)	(1,932)	(3,759)
Increase (decrease) in other liabilities	1,379	3,422	(13,271)
Cash (used in) generated from operations	(55,202)	90,994	9,839
Interest income received	2,942	669	916
Interest expense paid	(12,530)	(10,906)	(10,004)
Income tax refund received	—	37	5
Net cash (used in) generated from operating activities	(64,790)	80,794	756
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisitions of property, plant and equipment	(123,102)	(127,739)	(144,269)
Proceeds from disposals of property, plant and equipment	418	3,075	336
Payments for acquisitions of intangible assets	(590)	(667)	(1,412)
Refundable deposits paid	(147)	(323)	(348)
Decrease (increase) in time deposits with original maturities of more than three months	26,479	82,822	(105,283)
(Increase) decrease in restricted deposits	(4,160)	1,314	(781)
Net cash used in investing activities	(101,102)	(41,518)	(251,757)
(Continued)

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(In Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2022	2021	2020
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the Mergers (Note 4)	$32,145	$—	$—
Proceeds from PIPE Investments (Note 16)	294,820	—	—
Proceeds from bank loans	173,372	123,729	118,675
Repayments of bank loans	(90,647)	(42,630)	(19,329)
Repayments of bonds	(102,594)	—	—
Proceeds from issuance of redeemable preferred shares	—	—	100,000
Dividends paid for redeemable preferred shares	(2,094)	(7,000)	(1,215)
Payments for redemption of redeemable preferred shares	(106,055)	—	—
Guarantee deposits received	335	—	44
Guarantee deposits refunded	—	(103)	—
Repayments of the principal portion of lease liabilities	(12,886)	(12,232)	(10,910)
Net cash generated from financing activities	186,396	61,764	187,265
Effects of exchange rate changes on cash and cash equivalents	(1,833)	(2,653)	(942)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,671	98,387	(64,678)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	217,429	119,042	183,720
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$236,100	$217,429	$119,042
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.GENERAL INFORMATION
Gogoro Inc. (“Gogoro”) was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on April 27, 2011. Gogoro is a holding company, through its subsidiaries (collectively referred to as the “Company”), engaging in research and development, manufacture and sales and distribution of electric scooters and electric scooter enabling components, and providing battery swapping service to consumers. The Company’s principal place of business is in Taiwan, the Republic of China (R.O.C.). Gogoro’s ordinary shares are listed and quoted on the National Association of Securities Dealers Quotations (“Nasdaq”) under the symbol "GGR" on April 5, 2022 through completing a merger transaction. Refer to Note 4 for information in relation to the merger transaction.
The consolidated financial statements were approved by the board of directors and authorized for issue on March 31, 2023.
2.SIGNIFICANT ACCOUNTING POLICIES
a.Basis of preparation
The consolidated financial statements are presented in thousands of U.S. dollars and all values are rounded to the nearest thousand dollars, except where otherwise indicated.
Compliance with IFRSs
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), IFRIC Interpretations (“IFRIC”), and SIC Interpretations (“SIC”) issued by the International Accounting Standards Board (“IASB”) (collectively, “IFRSs”).
Basis of accounting
The consolidated financial statements have been prepared, except for cash flow information, using the accrual basis of accounting.
The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments that are measured at fair values at the end of each reporting period.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
i.Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities
ii.Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
iii.Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Current/non-current distinction
Current and non-current assets, and current and non-current liabilities, are presented as separate classifications in the consolidated statement of financial position.
An asset is classified as current when:
•it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle
•it holds the asset primarily for the purpose of trading
•it expects to realize the asset within twelve months after the reporting period; or
•the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.
A liability is classified as current when:

•it expects to settle the liability in its normal operating cycle
•it holds the liability primarily for the purpose of trading
•the liability is due to be settled within twelve months after the reporting period
•it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.
All other assets and liabilities are classified as non-current.
b.New and amended IFRSs that are effective for the current year
The Company has applied Amendments to IFRS 3 “Reference to the Conceptual Framework”, Amendments to IAS 16 “Property, Plant and Equipment - Proceeds before Intended Use”, Amendments to IAS 37 “Onerous Contracts - Cost of Fulfilling a Contract” and “Annual Improvements to IFRS Standards 2018-2020” that are mandatorily effective for the accounting period that began on or after 1 January 2022. The application has not had any material impact on the disclosures or on the amounts reported in the Company’s consolidated financial statements.
c.New and amended IFRSs in issue but not yet effective

New IFRSs	Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” (Note ii)	To be determined by IASB
IFRS 17 “Insurance Contracts” (Note i)	January 1, 2023
Amendments to IFRS 17 (Note i)	January 1, 2023
Amendments to IFRS 17 “Initial Application of IFRS 17 and IFRS 9 - Comparative Information” (Note i)	January 1, 2023
Amendments to IAS 1 “Disclosure of Accounting Policies” (Note ii)	January 1, 2023
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” (Note ii)	January 1, 2024
Amendments to IAS 1 “Non-current Liabilities with Covenants” (Note ii)	January 1, 2024
Amendments to IAS 8 “Definition of Accounting Estimates” (Note ii)	January 1, 2023
Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction” (Note i)	January 1, 2023
Amendments to IFRS 16 "Lease Liability in a Sale and Leaseback" (Note i)	January 1, 2024
i.The Company does not expect that the application of the above standards and interpretations will have a material impact on the consolidated financial statements of the Company in future periods.
ii.The Company anticipates that the application of these amendments may have an impact on the consolidated financial statements in future periods should such transactions arise.
d.Basis of consolidation
The consolidated financial statements incorporate the financial statements of Gogoro and entities controlled by Gogoro (its subsidiaries) made up to December 31 each year. Control is achieved when Gogoro:
•has the power over the investee
•is exposed, or has rights, to variable returns from its involvement with the investee
•has the ability to use its power to affect its returns
Gogoro reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Company’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the entities of the Company are eliminated on consolidation.

Information about the composition of the Company at the end of the reporting period is as follows:

			% of Ownership
			December 31
Investor	Investee	Principal Activities	2022	2021
Gogoro Inc.	Gogoro Taiwan Limited	Manufacture and research and development of electric scooters and bikes	100	100
	Gogoro Network	Provision of energy services to consumers using battery swapping system	100	100
	Gogoro Europe B.V. (Note i)	Holding company	100	100
	Gogoro Network Pte. Ltd.	Holding company	100	100
	GoShare Pte. Ltd.	Holding company	100	100
	Starship Merger Sub II Limited (Note ii)	Holding company	100	100
	Gogoro Singapore Holding Pte. Ltd. (Note v)	Holding company	—	100
Gogoro Taiwan Limited	Gogoro Taiwan Sales and Services Limited	Sale of electric scooters and related products and provision of after-sale services	100	100
	GoPocket Taiwan Limited	Issuance of reward points	100	100
	Gogoro Singapore Holding Pte. Ltd. (Note v)	Holding company	100	—
GoShare Pte. Ltd.	GoShare Taiwan Limited	Provision of electric scooters free float sharing services	100	100
Gogoro Network Pte. Ltd.	Gogoro B.V.	Holding company	100	100
	Gogoro Network B.V.	Holding company	100	100
	Rui Li Trading (Shanghai) Limited (Note iv)	Holding company	—	—
	Gogoro India Private Limited (Note vi)	Manufacture and sale of electric scooters and related products and provision of after-sale services	100	—
Gogoro Singapore Holding Pte. Ltd. (Note v)	Gogoro Europe Sales and Services B.V.	Sale of electric scooters and related products	100	100
	Rui Yi Trading (Shanghai) Limited (Note iii)	Holding company	100	—
i.Gogoro Europe B.V. was approved to dissolve its business in November 2020. As of December 31, 2022, the liquidation of Gogoro Europe B.V. was in process. The liquidation was subsequently completed on February 1, 2023.
ii.Starship Merger Sub II Limited was incorporated as an exempted company with limited liability under the laws of Cayman Islands in August 2021.
iii.Rui Yi Trading (Shanghai) Limited had no paid-in capital as of December 31, 2021.
iv.Rui Li Trading (Shanghai) Limited had no paid-in capital as of December 31, 2022 and 2021.
v.Gogoro Singapore Holding Pte. Ltd. was acquired as a wholly-owned subsidiary by Gogoro Taiwan Limited from Gogoro Inc. in May 2022.
vi.Gogoro India Private Limited was incorporated as a company limited by shares under the laws of India in September 2022.
e.Foreign currencies
In preparing the financial statements of the Company entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit or loss in the period in which they arise.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve.
f.Inventories
Inventories consist of raw materials, semi-finished goods and merchandise and are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Inventories are written down to net realizable value item by item, except for when it is appropriate to group similar or related items. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.
g.Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.
Property, plant and equipment in the course of construction are measured at cost less any recognized impairment loss. Cost includes professional fees and borrowing costs eligible for capitalization. Samples produced when testing whether an item of property, plant and equipment is functioning properly before that asset reaches its intended use are measured at the lower of cost or net realizable value, and any proceeds from selling those samples and the cost of those samples are recognized in profit or loss. Such assets are classified to the appropriate categories of property, plant and equipment and depreciated when completed and ready for their intended use.
Depreciation is recognized to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method.
The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
Leasehold improvements are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related leasehold improvement is depreciated over the useful life of the underlying asset.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
At each reporting date, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise, they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years.
h.Intangible assets

Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Derecognition of intangible assets
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.
Impairment of intangible assets
At each reporting date, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise, they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years.
i.Financial instruments
Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
Financial assets
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.
All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

i.Cash and cash equivalents
Cash equivalents are short-term with original maturity of three months or less, highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather for investment or other purposes.
Bank balances for which use by the Company is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. If the contractual restrictions to use the cash extend beyond 12 months after the end of the reporting period, the related amounts are classified as non-current in the statement of financial position.
ii.Classification of financial assets
Debt instruments that meet the following conditions are measured subsequently at amortized cost:
•The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets at amortized cost
The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.
For financial assets other than purchased or originated credit-impaired financial assets, the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortized cost of the debt instrument on initial recognition.
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.
Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.
iii.Foreign exchange gains and losses
The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Specifically, for financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss.
iv.Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Company always recognizes lifetime expected credit losses (ECL) for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.
Significant increase in credit risk
In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information includes the future prospects of the industries in which the Company’s debtors operate as well as consideration of various external sources of actual and forecast economic information that relates to the Company’s core operations.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:
•existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
•an actual or expected significant deterioration in the operating results of the debtor;
•significant increases in credit risk on other financial instruments of the same debtor; and
•an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.
Irrespective of the outcome of the above assessment, the Company presumes that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments in relation to battery swapping service are more than 30 days past due and when contractual payments in relation to other products and services are more than 90 days past due, unless the Company has reasonable and supportable information that demonstrates otherwise.
Despite the foregoing, the Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:
•the financial instrument has a low risk of default;
•the debtor has a strong capacity to meet its contractual cash flow obligations in the near term; or
•adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations
The Company considers a financial asset to have low credit risk when the counterparty has no past due amounts.
The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
Definition of default
The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:
•when there is a breach of contracts by the debtor; or
•information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full without taking into account any collateral held by the Company.
Irrespective of the above analysis, the Company considers that default has occurred when a financial asset in relation to battery swapping service is more than 120 days past due and when a financial asset in relation to other products or services is more than 365 days past due unless the Company has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.
Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:
•significant financial difficulty of the debtor;
•a breach of contract, such as a default or past due event;

•the lenders of the debtor, for economic or contractual reasons relating to the debtor’s financial difficulty, having granted to the debtor concessions that the lenders would not otherwise consider; or
•it is becoming probable that the debtor will enter bankruptcy or other financial reorganization.
Write-off policy
The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.
Measurement and recognition of expected credit losses
The measurement of expected credit losses is a function of the probability of default, loss given default and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount of guaranteed debt that has been drawn down as at the reporting date, together with any additional guaranteed amounts expected to be drawn down by the borrower in the future by default date determined based on historical trend, the Company’s understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.
For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate. For a lease receivable, the cash flows used for determining the expected credit losses is consistent with the cash flows used in measuring the lease receivable in accordance with IFRS 16.
If the Company has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Company measures the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which the simplified approach was used.
The Company recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
v.Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.
Equity instruments
Debt and equity instruments issued by Gogoro are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Gogoro are recognized at the proceeds received, net of direct issue costs.
Repurchase of Gogoro’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of Gogoro’s own equity instruments.
Financial liabilities
All financial liabilities are measured subsequently at amortized cost using the effective interest method or at fair value through profit or loss (“FVTPL”).
i.Subsequent measurement

Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when the financial liability is:
•contingent consideration of an acquirer in a business combination;
•held for trading; or
•it is designated as at FVTPL.
A financial liability is classified as held for trading if either:
•it has been acquired principally for the purpose of repurchasing it in the near term;
•on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or
•it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.
A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if either:
•such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise;
•the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Company’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
•it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL.
Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss to the extent that they are not part of a designated hedging relationship. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.
However, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. The remaining amount of change in the fair value of liability is recognized in profit or loss. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.
Financial liabilities at amortized cost
Financial liabilities that are not contingent consideration of an acquirer in a business combination, held-for-trading, or designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.
The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments, including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts, through the expected life of the financial liability, or where appropriate a shorter period, to the amortized cost of a financial liability.
ii.Foreign exchange gains and losses
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in profit or loss for financial liabilities that are not part of a designated hedging relationship.
The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. For financial liabilities that are measured as at FVTPL, the foreign exchange component forms part of the fair value gains or losses and is recognized in profit or loss for financial liabilities that are not part of a designated hedging relationship.
iii.Derecognition of financial liabilities
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification is recognized in profit or loss.
j.Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows when the effect of the time value of money is material.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
Warranties
Provisions for the expected cost of warranty obligations under local sale of goods legislation are recognized at the date of sale of the relevant products, at the management’s best estimate of the expenditure required to settle the Company’s obligations.
k.Revenue recognition
Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a product or service to a customer.
Revenue from sales of hardware
Revenue is recognized when the control of the electric scooters is transferred to the dealerships, retailers or customers. The transaction price of sales of electric scooters received in advance in most of the transactions is recognized as a contract liability at the time of the initial sales transaction and is released when control is transferred. Warranties associated with the sale of electric scooters cannot be purchased separately and serve as an assurance that the products sold comply with the agreed-upon specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (Note 15).
Revenue from battery swapping service
Revenue from battery swapping service is billed in arrears based on the service plan chosen by customers. For monthly fixed fee plans, monthly charges are recognized as revenue on a straight-line basis over the period when performance obligation is satisfied. For usage plans that contain both monthly fixed fees and variable charges by usage, revenues are recognized based on the usage in accordance with contract terms in addition to fixed monthly charges.
Service revenue
Service revenue mainly includes maintenance services of electric scooters, extended warranty service separately purchased by customers and leasing service of electric scooters. Revenue is recognized over the period in which the services are performed.
l.Leases
The Company as lessee
The Company assesses whether a contract is, or contains, a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases defined as leases with a lease term of 12 months or less and leases of low value assets. For these leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.
The incremental borrowing rate depends on the term, currency and start date of the lease. The lease liabilities are subsequently measured by increasing the carrying amounts to reflect interest on the lease liabilities using the effective interest method and by reducing the carrying amounts to reflect the lease payments made. The lease liabilities are presented as a separate line in the consolidated statement of financial position.
Lease payments included in the measurement of the lease liability comprise:
•fixed lease payments, including in-substance fixed payments, less any lease incentives receivable;
•variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•the amount expected to be payable by the lessee under residual value guarantees;
•the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The Company remeasures a lease liability and makes a corresponding adjustment to the related right-of-use asset whenever:
•the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
•the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or
•a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. The right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are presented as a separate line in the consolidated statement of financial position.
Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss.
Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs.
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement.
m.Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.
n.Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.
Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (including property, plant and equipment) are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.
Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.
o.Employee benefits
Retirement and termination benefit costs
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit plans are accounted for as payments to defined contribution plans where the Company’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.
A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.
Short-term and other long-term employee benefits
Liabilities recognized in respect of short-term employee benefits, including wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.
Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Company in respect of services provided by employees up to the reporting date.
p.Share-based payment arrangements
Share-based payment transactions of Gogoro
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.
The Company recognizes stock exchange listing service received in acquiring a special purpose acquisition company as part of a share-based payment transaction, measured as the difference between the fair value of the equity instruments issued to acquire the special purpose acquisition company and the fair value of the identifiable net assets acquired.
q.Taxation
The income tax expense represents the sum of the tax currently payable and deferred tax.
Current tax
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

A provision is recognized for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgement of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.
Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognized if the temporary difference arises from the initial recognition of goodwill.
Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Current tax and deferred tax for the year
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively.
3.CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
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
a.Net realizable value of inventories
The Company writes down the carrying amount of inventories to the net realizable value if those inventories are damaged, if they have become wholly or partially obsolete, if their selling prices have declined, if they have been acquired for an excessive period or time, or if they are slow-moving. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize. These estimates take into consideration including fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period.

b.Provisions for product warranty
The Company accrues a warranty reserve for the electric scooters sold, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters. These estimates are inherently uncertain due to the Company’s relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of comprehensive income. Refer to Note 15 for information in relation to provisions for product warranty.
c.Share-based payment arrangements
To determine the fair value of the restricted shares granted to the executives and employees, the Company estimates the grant date fair value of its common stock using the income approach which incorporates future growth prospects and economic benefits resulting from the execution of the Company’s business strategy and anticipated operational improvements. Since the Company was previously privately-held, the pricing inputs including the discount rate, perpetual growth rate, etc. are estimated based on its peer or similar companies. If the actual changes of inputs in the future differ from expectation, the fair value might vary accordingly. Refer to Note 21 for information in relation to share-based payment arrangements.
d.Fair value measurement of financial liabilities at FVTPL
Some of the Company’s financial liabilities at FVTPL are categorized within Level 3 in the fair value measurements according to IFRS 13 “Fair Value Measurement.” The valuation of earnout liabilities, earn-in liabilities and Private Placement Warrants are performed using Monte Carlo simulations with unobservable inputs including the volatility in connection with the financial instruments. Significant judgment is required to determine the appropriateness of those unobservable inputs. Refer to Note 12 for information in relation to financial liabilities at FVTPL and Note 23 for information in relation to the fair value measurement.
4.MERGER TRANSACTION
On September 16, 2021, Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gogoro, Starship Merger Sub I Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub”) and Starship Merger Sub II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Gogoro (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub will merge with and into Poema (the “First Merger”), with Poema surviving the First Merger as a wholly owned subsidiary of Gogoro, and (ii) Poema will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Gogoro. The Mergers were completed on April 4, 2022 (the “Closing Date”).
Pursuant to the Merger Agreement, each outstanding ordinary share of Poema was converted into one ordinary share of Gogoro on the Closing Date. This resulted in the issuance of 13,618,735 ordinary shares of Gogoro, including 6,393,750 Sponsor Earn-in Shares as disclosed in Note 12, after redemption by shareholders of Poema. Gogoro has been identified as the accounting acquirer and Poema has been identified as the accounting acquiree. The issuance of ordinary shares of Gogoro was regarded as consideration to acquire the net assets of Poema. The rights to Sponsor Earn-in Shares were accounted for as a contingent consideration measured at fair value as of the Closing Date. The remaining ordinary shares of Gogoro were accounted for as a share-based payment transaction measured at the market price of publicly traded ordinary shares of Poema on the Closing Date. As part of the Mergers, the difference between the fair value of consideration and the value of net assets of Poema represented compensation for the stock exchange listing service and was accounted for as a listing expense in the consolidated statements of comprehensive income. A reconciliation of the listing expense is as follows:

Merger Transaction
Consideration
Fair value of ordinary shares of Gogoro, excluding Sponsor Earn-in Shares, as of the Closing Date	$92,047
Fair value of contingent consideration as of the Closing Date (Note 12)	74,508
166,555
Less: Net liabilities of Poema as of the Closing Date
Cash and cash equivalents	32,145
Other assets	270
Warrant liabilities	(44,242)
Other liabilities	(422)
(12,249)

Listing expense	$178,804
5.CASH AND CASH EQUIVALENTS

	As of December 31,
	2022	2021
Cash on hand	$192	$213
Checking accounts and demand deposits	54,696	41,415
Time deposits	155,092	143,863
Repurchase agreements collateralized by bonds	26,120	31,938
	$236,100	$217,429

Interest rates
Time deposits	0.31%-4.45%	0.05%-2.30%
Repurchase agreements collateralized by bonds	0.40%	0.17%
6.TRADE RECEIVABLES

	As of December 31,
	2022	2021
At amortized cost
Trade receivables	$17,225	$18,041
Accumulated impairment losses	(1,082)	(1,416)
	$16,143	$16,625
The average credit period ranged from 15 to 30 days. No interest was charged on outstanding trade receivables.
The Company served a large consumer base for its battery swapping service which limited its concentration of credit risk. When having transactions with customers, the Company considered the record of arrears in the past. In addition, the Company had a suspension policy on battery swapping service whereby customers who have delinquent payments would be disallowed from continued charging.
In order to minimize credit risk, the management of the Company had delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviewed the recoverable amount of each individual trade debt at the end of the reporting period to ensure that adequate allowance is made for possible irrecoverable amounts which the management believes reduces the Company’s credit risk.
The Company measured the impairment losses of trade receivables at an amount equal to lifetime expected credit losses (“ECL”). The expected credit losses on trade receivables were estimated using a provision matrix by referencing to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for general economic conditions of the industry in which the debtors operated and an assessment of both the current as well as the forecasted direction of economic conditions at the reporting date.
The Company wrote off a trade receivable when there was information indicating that the debtor was in severe financial difficulty and there was no realistic prospect of recovery. For trade receivables that had been written off, the Company continued to engage in enforcement activity to attempt to recover the receivables overdue. Where recoveries were made, these were recognized in profit or loss.

The following tables detailed the risk profile of trade receivables based on the Company’s provision matrix.
The Company estimated the ECL for the trade receivables generated by battery swapping service based on past due status. The ECL for trade receivables of sales of hardware were assessed based on the invoice dates.
Trade receivables of battery swapping service

	As of December 31, 2022
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$12,095	$118	$78	$900	$13,191
Impairment losses (Lifetime ECL)	—	—	(39)	(900)	(939)
Amortized cost	$12,095	$118	$39	$—	$12,252

	As of December 31, 2021
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$10,776	$186	$66	$1,239	$12,267
Impairment losses (Lifetime ECL)	—	—	(33)	(1,239)	(1,272)
Amortized cost	$10,776	$186	$33	$—	$10,995
Trade receivables other than battery swapping service

	As of December 31, 2022
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$3,816	$97	$12	$109	$4,034
Impairment losses (Lifetime ECL)	—	(28)	(6)	(109)	(143)
Amortized cost	$3,816	$69	$6	$—	$3,891

	As of December 31, 2021
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$5,553	$109	$1	$111	$5,774
Impairment losses (Lifetime ECL)	—	(33)	—	(111)	(144)
Amortized cost	$5,553	$76	$1	$—	$5,630
The movements of the accumulated impairment losses of trade receivables were as follows:

	For the Year Ended December 31,
	2022	2021	2020
Balance as of January 1	$1,416	$904	$229
Amount recognized in profit or loss	523	519	642
Write-off	(726)	(26)	(13)
Exchange differences on translation	(131)	19	46
Balance as of December 31	$1,082	$1,416	$904
7.INVENTORIES

	As of December 31,
	2022	2021
Raw materials	$76,740	$37,628
Semi-finished goods	4,443	2,823
Merchandise	33,518	32,686
	$114,701	$73,137

The costs of revenues related to inventories were $195,616 thousand (including the impairment losses of $3,045 thousand), $186,179 thousand (including the reversal of impairment losses of $639 thousand due to subsequent sale of inventories) and $184,014 thousand (including the impairment losses of $3,059 thousand) for the years ended December 31, 2022, 2021 and 2020, respectively.
8.OTHER ASSETS

	As of December 31,
	2022	2021
Non-financial assets

Temporary payments for commodity tax	$13,034	$10,839
Input tax from business tax	6,143	5,589
Prepayments for property, plant and equipment	5,393	595
Prepaid expenses	5,104	2,404
Prepayments to suppliers	2,239	2,164
Intangible assets	883	1,358
Current tax assets	42	31
Others	109	203
	32,947	23,183

Financial assets

Refundable deposits	3,518	3,745
Time deposits with original maturities more than three months	—	28,511
Restricted demand deposits	1,692	1,011
Restricted time deposits	3,457	222
Others	807	877
	9,474	34,366

	$42,421	$57,549

Current	$30,961	$50,839
Non-current	11,460	6,710
	$42,421	$57,549

Interest rates
Time deposits with original maturities of more than three months	—	0.14%-2.35%
Restricted time deposits	0.32%-1.46%	0.13%-0.83%
The following assets were provided as collaterals:

	As of December 31,
	2022	2021
Demand deposits pledged for bank loans	$1,692	$1,011
Time deposits pledged for government grants	201	222
Time deposits pledged for litigation*	3,256	—
	$5,149	$1,233
*On April 1, 2022, the Company initiated a litigation to claim compensation resulting from trade secret infringement in Taiwan district court. The Company lodged a security bond in the amount of NT$100,000 thousand (approximately $3,256 thousand) at the court's lodge office to enforce the provisional attachment order associated with the said litigation against some of the defendants as security for any potential damages claimed due to a false provisional attachment, if any. The case is currently undergoing proceedings in the district court, the said provisional attachment remains valid.

9.PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2022	2021
Carrying amount
Batteries	$359,873	$355,531
Machinery equipment	64,675	75,576
Transportation equipment	3,651	6,103
Tooling equipment	3,373	3,279
Office equipment	490	479
Leasehold improvements	8,701	12,341
Construction in progress	2,206	74
	$442,969	$453,383

	For the Year Ended December 31, 2022
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$492,968	$134,426	$11,819	$40,176	$2,821	$38,141	$74	$720,425
Additions	90,086	15,074	850	4,871	279	25	6,711	117,896
Disposals	(1,580)	(4,275)	(153)	—	(59)	(1,586)	(270)	(7,923)
Reclassifications	—	—	—	—	41	4,253	(4,294)	—
Exchange differences on translation	(51,361)	(13,684)	(1,224)	(4,113)	(286)	(3,877)	(15)	(74,560)
Balance as of December 31	530,113	131,541	11,292	40,934	2,796	36,956	2,206	755,838

Accumulated depreciation

Balance as of January 1	137,437	58,850	5,716	36,897	2,342	25,800	—	267,042
Depreciation expenses	48,453	18,509	2,700	4,440	260	6,678	—	81,040
Disposals	(638)	(4,250)	(95)	—	(59)	(1,488)	—	(6,530)
Exchange differences on translation	(15,012)	(6,243)	(680)	(3,776)	(237)	(2,735)	—	(28,683)
Balance as of December 31	170,240	66,866	7,641	37,561	2,306	28,255	—	312,869

Carrying amount as of December 31	$359,873	$64,675	$3,651	$3,373	$490	$8,701	$2,206	$442,969

	For the Year Ended December 31, 2021
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$397,452	$108,106	$10,838	$35,630	$2,552	$32,657	$677	$587,912
Additions	88,689	27,856	457	4,781	241	4,208	1,998	128,230
Disposals	(158)	(5,806)	(417)	(829)	(166)	(2,090)	(18)	(9,484)
Transfers from inventory	—	—	766	—	—	—	—	766
Reclassifications	—	49	—	—	2	2,536	(2,587)	—
Exchange differences on translation	6,985	4,221	175	594	192	830	4	13,001
Balance as of December 31	492,968	134,426	11,819	40,176	2,821	38,141	74	720,425

Accumulated depreciation

Balance as of January 1	89,163	43,217	3,143	31,419	1,869	19,169	—	187,980
Depreciation expenses	46,514	18,060	2,809	5,748	454	7,904	—	81,489
Disposals	(67)	(3,248)	(303)	(813)	(15)	(1,635)	—	(6,081)
Exchange differences on translation	1,827	821	67	543	34	362	—	3,654
Balance as of December 31	137,437	58,850	5,716	36,897	2,342	25,800	—	267,042

Carrying amount as of December 31	$355,531	$75,576	$6,103	$3,279	$479	$12,341	$74	$453,383

	For the Year Ended December 31, 2020
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$278,973	$66,818	$7,013	$27,475	$2,346	$23,574	$1,293	$407,492
Additions	95,168	36,022	330	6,020	282	142	7,036	145,000
Disposals	(60)	(941)	(455)	—	(244)	(687)	—	(2,387)
Transfers from inventory	—	—	3,322	—	—	—	—	3,322
Reclassifications	—	—	—	—	9	7,697	(7,706)	—
Exchange differences on translation	23,371	6,207	628	2,135	159	1,931	54	34,485
Balance as of December 31	397,452	108,106	10,838	35,630	2,552	32,657	677	587,912

Accumulated depreciation

Balance as of January 1	47,342	27,563	1,365	21,979	1,511	12,841	—	112,601
Depreciation expenses	36,861	13,949	1,916	7,594	482	5,803	—	66,605
Disposals	(32)	(790)	(310)	—	(237)	(591)	—	(1,960)
Exchange differences on translation	4,992	2,495	172	1,846	113	1,116	—	10,734
Balance as of December 31	89,163	43,217	3,143	31,419	1,869	19,169	—	187,980

Carrying amount as of December 31	$308,289	$64,889	$7,695	$4,211	$683	$13,488	$677	$399,932
a.Property, plant and equipment were depreciated on a straight-line basis over the estimated useful life of the assets:

Batteries	8-12 years
Machinery equipment	2-10 years
Transportation equipment	2-5 years
Tooling equipment	2 years
Office equipment	2-5 years
Leasehold improvements	2-10 years
b.Non-cash transactions

	For the Year Ended December 31
	2022	2021	2020
Additions to property, plant and equipment	$117,896	$128,230	$145,000
Changes in prepayments for property, plant and equipment	4,772	(109)	(3,327)
Changes in payable for property, plant and equipment	434	(382)	2,596
Payments for acquisitions of property, plant and equipment	$123,102	$127,739	$144,269
10.LEASE ARRANGEMENTS
a.Right-of-use assets

	As of December 31,
	2022	2021
Carrying amounts
Land and buildings	$20,211	$25,582
Others	878	695
	$21,089	$26,277

	For the Year Ended December 31
	2022	2021	2020
Additions to right-of-use assets	$10,330	$9,800	$9,844

Depreciation expenses of right-of-use assets
Land and buildings	$12,400	$11,901	$10,681
Others	435	386	385
	$12,835	$12,287	$11,066
b.Lease liabilities

	As of December 31,
	2022	2021
Lease liabilities	$21,473	$26,742

Current	$10,073	$11,153
Non-current	11,400	15,589
	$21,473	$26,742

Discount rates	1.20%-2.81%	1.20%-2.40%
c.Material lease-in activities and terms
The Company leased certain land, buildings and transportation equipment for the use of plants, offices and business operation with original lease terms of 1 to 10 years. The Company did not have bargain purchase options to acquire the buildings at the end of the lease terms. In addition, the Company was prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.
d.Other lease information

	For the Year Ended December 31
	2022	2021	2020
Expenses relating to short-term leases and low-value asset leases	$1,537	$1,263	$1,112

Total cash outflows for leases	$(14,863)	$(14,025)	$(12,603)
The Company leased certain office equipment and other equipment which qualified as short-term leases and low-value asset leases. The Company had elected to apply the recognition exemption and thus, did not recognize right-of-use assets and lease liabilities for these leases.

11.BORROWINGS

	As of December 31,
	2022	2021
Bank loans - Syndicated loans (Note a)	$221,405	$224,852
Bank loans - Loans for batteries (Note b)	111,611	87,608
Bank loans - Loans for procurement and operating capital	48,158	21,857
Bonds (Note c)	—	100,000
	$381,174	$434,317

Current	87,982	238,434
Non-current	293,192	195,883
	$381,174	$434,317

Interest rates
Bank loans - Syndicated loans - Loans payables	2.74%-2.93%	2.08%-2.19%
Bank loans - Syndicated loans - Bills payables	—	1.88%
Bank loans - Loans for batteries	2.94%	2.19%
Bank loans - Loans for procurement and operating capital	1.70%-2.29%	0.90%-1.23%
Bonds	—	4.12%
a.Bank loans - Syndicated loans

	As of December 31,
	2022	2021
Loans payables	$221,405	$152,712
Bills payables	—	72,140
	$221,405	$224,852

Current	$13,774	$116,577
Non-current	207,631	108,275
	$221,405	$224,852
In order to replenish the operating fund for purchasing the batteries of electric scooters, for building battery swapping stations and for developing upgraded batteries of electric scooters, Gogoro Network, Taiwan Branch has signed a syndicated loan agreement with Mega International Commercial Bank Co., Ltd. (the “Mega Bank”), the mandated lead arranger, and other banks or financial institutions as participants in August 2016. Such syndicated loan agreement was renewed in March 2019 with a five-year term loan credit facility of NT$7,200,000 thousand (the “2019 Syndicated Loan”).
The 2019 Syndicated Loan was amended in December 2020 and required the Company to maintain the following financial ratios:
1)Liquidity ratio no lower than 100%.
2)Debt ratio ((Total liabilities - Lease liabilities) / Total Equity) no higher than 350% when net profit margin lower than 0%, and no higher than 400% when net profit margin higher than 0%, respectively.
As of December 31, 2021, the liquidity ratio was lower than 100% and debt ratio was higher than 400%. According to the loan agreement, in case of two consecutive failures to meet the above financial ratios or requirements, unless it constituted other breach events, such failure should not be deemed as a breach of loan agreement. However, the Company should submit specific financial improvement measures (including but not limited to capital injection) to the Mega Bank. The Company completed the Mergers and the PIPE Investments on the Closing Date and received approximately $344,757 thousand which in turn significantly improved the Company's liquidity ratio and debt ratio.
Such syndicated loan agreement was further renewed in September 2022 with a five-year term loan credit facility of NT$10,700,000 thousand (the “2022 Syndicated Loan”).
The required financial ratios were amended as follows:
1)Liquidity ratio no lower than 100%.

2)Debt ratio ((Total liabilities - Lease liabilities) / Total Equity) no higher than 400% when net profit margin lower than 0%, and no higher than 450% when net profit margin higher than 0%, respectively.
As of December 31, 2022, the Company maintained the financial ratios.
Refer to Note 8 for information in relation to demand deposits pledged as collateral.
b.Bank loans - Loans for batteries

	As of December 31,
	2022	2021
Loans for batteries	$111,611	$87,608

Current	$26,050	$—
Non-current	85,561	87,608
	$111,611	$87,608
In order to replenish the operating fund for purchasing the batteries of electric scooters, Gogoro Network, Taiwan Branch entered into a facility agreement with the Mega Bank in January 2021 for a two-year term loan of $200,000 thousand.
The loan required the Company to maintain the following financial ratios:
1)Liquidity ratio no lower than 100%.
2)Debt ratio ((Total liabilities - Lease liabilities) / Total Equity) no higher than 350% when net profit margin lower than 0%, and no higher than 400% when net profit margin higher than 0%, respectively.
As of December 31, 2021, the liquidity ratio was lower than 100% and debt ratio was higher than 400%. According to the facility agreement, in case of two consecutive failures to meet the above financial ratios or requirements, unless it constituted other breach events, such failure should not be deemed as a breach of loan agreement. However, the Company should submit specific financial improvement measures (including but not limited to capital injection) to the Mega Bank. The Company completed the Mergers and the PIPE Investments on the Closing Date and received approximately $344,757 thousand which in turn significantly improved the Company’s liquidity ratio and debt ratio.
Such facility agreement was amended in December 2022 to extend the maturity of the outstanding principal amount of NT$3,975,000 thousand to four year and ten months. A modification loss of $900 thousand was recognized in “Finance costs” in profit or loss (Note 18).
The required financial ratios were amended as follows:
1)Liquidity ratio no lower than 100%.
2)Debt ratio ((Total liabilities - Lease liabilities) / Total Equity) no higher than 400% when net profit margin lower than 0%, and no higher than 450% when net profit margin higher than 0%, respectively.
As of December 31, 2022, the Company maintained the financial ratios.
c.Bonds
In July 2018, Gogoro issued unsecured bonds with an notional amount of $100,000 thousand. The major terms of the unsecured bonds were as follows:

Maturity Date	Interest Rate	Payments
July 2022	1st year: 300bps + 90-day Libor rate. 2nd year and 3rd year: 350bps + 90-day Libor rate. 4th year: 400bps + 90-day Libor rate.	Redemption of notional amount: Maturity date Interest payment: Quarterly
The agreement required the Company to maintain a net asset value of $100,000 thousand. The principal and associated interest of the unsecured bonds were fully paid in July 2022.

12.FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2022	2021
Earnout liabilities (Note a)	$24,147	$—
Earn-in liabilities (Note b)	13,384	—
Warrant liabilities (Note c)	9,418	—
Redeemable preferred shares (Note d)	—	107,862
	$46,949	$107,862
a.Earnout liabilities
Pursuant to the Merger Agreement, during the period between the closing date and the sixth anniversary of the closing date, eligible shareholders of Gogoro may receive up to 12,000,000 additional ordinary shares of Gogoro (the “Earnout Shares”), with one-third of the Earnout Shares issuable if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00, respectively (the “Earnout Arrangement”). The rights to the Earnout Shares were recognized as financial liabilities with offset to accumulated deficits in equity. As of December 31, 2022, no Earnout Shares were issued. Refer to Note 23 for information in relation to the fair value measurement of the earnout liabilities.
b.Earn-in liabilities
Concurrently with the execution and delivery of the Merger Agreement, Gogoro, Poema and Poema Global Partners LLC (the “Sponsor”) have entered into a support agreement (the “Sponsor Support Agreement”).
Under the Sponsor Support Agreement, 6,393,750 ordinary shares of Gogoro held by the Sponsor immediately after the first effective time of the Mergers shall become unvested and subjected to forfeiture (the “Sponsor Earn-in Shares”). Subject to the terms and conditions contemplated by the Sponsor Support Agreement, during the period between the closing date and the sixth anniversary of the closing date, one-third of the Sponsor Earn-in Shares shall vest if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00, respectively. The rights to Sponsor Earn-in Shares were accounted for as a contingent consideration for the Mergers and recognized as financial liabilities. As of December 31, 2022, no Sponsor Earn-in Shares were vested. Refer to Note 23 for information in relation to the fair value measurement of the earn-in liabilities.
c.Warrant liabilities
Pursuant to the Merger Agreement, on the closing date, Gogoro assumed warrants previously issued by Poema, consisting of 9,400,000 private placement warrants (the “Private Placement Warrants”) and 17,250,000 public warrants (the “Public Warrants”). The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of the Mergers or earlier upon redemption or liquidation. Refer to Note 23 for information in relation to the fair value measurement of the warrant liabilities
d.Redeemable preferred shares
On July 21, 2020, board of directors of Gogoro resolved to issue 22,000 thousand redeemable preferred shares, with a par value of $1 each, at $5 per share. On July 31, 2020, Gogoro issued 20,000 thousand redeemable preferred shares with a total consideration of $100,000 thousand. The subscription terms of the redeemable preferred shares (the “Subscription Shares”) were as follows:
i.The Subscription Shares will have a non-cumulative dividend at a rate of 7% per annum, which shall be payable in the sole discretion of board of directors of Gogoro. Dividends shall be payable with respect to dividend accrual periods for any given issuance of the Subscription Shares, which are each complete calendar quarter following the issuance of the Subscription Shares. The Subscription Shares shall not participate in the dividend distribution, if any, for ordinary shares.
ii.The Subscription Shares will be non-voting.
iii.The Subscription Shares will have a liquidation preference over all other equity shares of Gogoro.
iv.Gogoro could, in its sole discretion, decide to redeem the Subscription Shares at the amount equal to the issue price of the Subscription Shares held considering the change of exchange rates between initial date and redemption date and also plus the pro rata declared but unpaid dividends, if any. Such redemption shall not take place within one year from the July 31, 2020.

Considering the fact that the Gogoro had a concrete plan to redeem the preferred shares in the foreseeable future and such financial instrument contained embedded derivatives, the Company recognized the redeemable preferred shares and the embedded derivatives as financial liabilities and designated as at FVTPL.
Pursuant to the resolution of the board of directors in December 2021, Gogoro redeemed all redeemable preferred shares at the redemption amount of $108,149 thousand, including dividends of $2,094 thousand, in January 2022.
13.NOTES AND TRADE PAYABLES

	As of December 31,
	2022	2021
Notes payables	$824	$366
Trade payables	38,055	52,892
	$38,879	$53,258
The average term of payment is two to four months. The Company had financial risk management policies in place to ensure that all payables are paid within the pre-agreed terms.
14.OTHER LIABILITIES

	As of December 31,
	2022	2021
Non-financial liabilities

Advance receipts	$23,630	$24,916
Payables for employee benefits	9,763	10,774
Current tax liabilities	2	—
Others	5,629	1,798
	39,024	37,488

Financial liabilities

Accrued expenses	22,691	23,183
Payables for property, plant and equipment	1,993	2,427
Guarantee deposits received	1,251	1,027
	25,935	26,637

	$64,959	$64,125

Current	$46,506	$44,603
Non-current	18,453	19,522
	$64,959	$64,125
Advance receipts were mainly from government grants for energy facilities.
15.PROVISIONS FOR PRODUCT WARRANTY

	As of December 31,
	2022	2021
Provisions for product warranty	$8,050	$15,630

Current	$4,812	$6,480
Non-current	3,238	9,150
	$8,050	$15,630

Movements of provisions for product warranty for the years ended December 31, 2022, 2021 and 2020 were as follows:

	For the Year Ended December 31,
	2022	2021	2020
Balance as of January 1	$15,630	$17,562	$21,321
Additional provisions recognized in profit or loss	4,240	5,642	5,260
Unused provisions reversed in profit or loss	(4,449)	—	—
Provisions used	(5,884)	(7,811)	(10,200)
Exchange differences on translation	(1,487)	237	1,181
Balance as of December 31	$8,050	$15,630	$17,562
The Company provided warranty service for its customers. The warranty period for electric scooters was generally two years. The warranty was estimated based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters.
16.EQUITY
a.Share capital

	As of December 31,
	2022	2021
Ordinary shares, $0.0001 par value (Note i)	$24	$15
Series C preferred shares, $1 par value (Note ii)	—	85,714
	$24	$85,729
i.Ordinary shares

	Unit: in Thousands of Shares
	As of December 31,
	2022	2021
Ordinary shares

Number of shares authorized	450,000	229,781
Number of shares issued and fully paid*	244,211	126,100
*Prior period results had been retrospectively adjusted to reflect the 1:0.8752888353 share subdivision effected on the closing date.
The movements of the number of ordinary shares issued and fully paid were as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31,
	2022	2021	2020
Number of shares as of January 1	126,100	126,100	118,309
Issuance of restricted shares	—	—	7,791
Issuance of ordinary shares in relation to the Merger Agreement	88,643	—	—
Issuance of ordinary shares in relation to the PIPE Agreements	29,482	—	—
Reacquisition of restricted shares due to forfeiture	(274)	—	—
Issuance of ordinary shares in relation to exercise of share options	1	—	—
Issuance of ordinary shares in relation to vesting of restricted stock units	259	—	—
Number of shares as of December 31	244,211	126,100	126,100
Each ordinary share carries one vote and the right for dividends.
Pursuant to the Merger Agreement, immediately prior to the consummation of the Merger, Gogoro effected a recapitalization, whereby each of ordinary shares of Gogoro that were issued and outstanding was subdivided into 0.8752888353 ordinary shares of Gogoro, such that each ordinary share of Gogoro will have a value of $10.00 per share after giving effect to such share subdivision. All ordinary shares, preferred shares and restricted shares were adjusted retroactively for all periods presented in these consolidated financial statements.

Pursuant to the Merger Agreement, each outstanding ordinary share of Poema, after redemption by shareholders of Poema, was converted into one ordinary share of Gogoro on the Closing Date. This resulted in the issuance of 13,618,735 ordinary shares of Gogoro, including 6,393,750 Sponsor Earn-in Shares. As of December 31, 2022, no Sponsor Earn-in Shares were vested. Refer to Note 12 for information in relation to Sponsor Earn-in Shares.
Concurrently with the execution of the Merger Agreement, certain investors entered into certain share subscription agreements (each, a “PIPE Agreement”) pursuant to which the investors had committed to subscribe for and purchase 29,482,000 ordinary shares of Gogoro at $10.00 per share for an aggregate purchase price of $294,820 thousand (the “PIPE Investments”). The amount was received on the Closing Date.
ii.Series C preferred shares

	Unit: in Thousands of Shares
	As of December 31,
	2022	2021
Series C preferred shares

Number of shares authorized	—	85,714
Number of shares issued and fully paid*	—	75,025
*Prior period results had been retrospectively adjusted to reflect the 1:0.8752888353 share subdivision effected on the closing date.
The movements of the number of ordinary shares issued and fully paid were as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31,
	2022	2021	2020
Number of shares as of January 1	75,025	75,025	75,025
Repurchase of Series C preferred shares	(75,025)	—	—
Number of shares as of December 31	—	75,025	75,025
In 2017, Gogoro issued 85,714 thousand series C preferred shares (adjusted to 75,025 thousand series C preferred shares to reflect the 1:0.8752888353 share subdivision effected on the Closing Date) at an issuance price of $3.50 per share. The major features of series C preferred shares are summarized as follows:
1)The series C preferred shares will have a liquidation preference per share equal to the per share subscription price of such series C preferred shares in preference over the ordinary shares of Gogoro.
2)Each series C preferred share is entitled to the same dividends distributable to each ordinary share as may be declared from time to time by board of directors of Gogoro.
3)The series C preferred shares will convert into ordinary shares on a one to one basis upon the earlier of: (i) at any time immediately before the issuance of any class of shares of Gogoro with rights ranking prior to the series C preferred shares; (ii) Gogoro’s submission of an application with Taipei Exchange for listing on the Emerging Stock Board, or (iii) Gogoro’s submission of a listing application in connection with the IPO to either the Taiwanese Stock Exchange Main Board, Hong Kong Stock Exchange Main Board, Nasdaq or NYSE in connection with its IPO. Prior to an IPO, if Gogoro issues any equity-linked securities for a price per share less than $3.50 per share other than ordinary shares issued in accordance with equity incentive award plans, the series C preferred shares shall be subject to broad-based weighted average anti-dilution protection.
4)Each series C preferred share will have a number of votes equal to the number of ordinary shares into which such series C preferred share is then convertible. The holders of ordinary shares will have one vote per share and will vote together with the ordinary shares, as a single class.
On the Closing Date, immediately prior to the consummation of any of the transactions contemplated by the PIPE Agreements, Gogoro repurchased each series C preferred share that was issued and outstanding for consideration in an amount equal to the initial subscription price for such series C preferred shares. Immediately upon receipt of such consideration, each holder of a series C preferred share applied such amount to the subscription for one ordinary share of Gogoro.

b.Reserves

	As of December 31,
	2022	2021
Capital surplus - Issuance of ordinary shares	$598,317	$125,747
Capital surplus - Expired share options	2,209	2,209
Capital surplus - Employee restricted shares (Note 21)	37,126	5,037
Capital surplus - Employee share options (Note 21)	5,818	—
Accumulated deficits	(349,940)	(116,609)
Other equity	5,420	21,600
	$298,950	$37,984
Retained earnings and dividend policy
1)Subject to any rights and restrictions for the time being attached to any shares, or as otherwise provided for in the Companies Act and the Articles of Association of Gogoro, the board of directors of Gogoro may from time to time declare dividends (including interim dividends) and other distributions on shares of Gogoro in issue and authorize payment of the same out of the funds of Gogoro lawfully available therefor.
2)Subject to any rights and restrictions for the time being attached to any shares, Gogoro by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the board of directors of Gogoro.
3)The board of directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the board of directors of Gogoro, either be deployed in business of Gogoro or be invested in such investments as the board of directors of Gogoro may from time to time think fit.
17.OPERATING REVENUES
The Company derived its revenues from contracts with customers for the following products and services:
a.Disaggregation of revenues

	For the Year Ended December 31,
	2022	2021	2020
Products and services

Sales of hardware and related revenue	$241,428	$248,137	$267,497
Battery swapping service revenue	121,660	99,587	78,626
Leasing service revenue	10,653	10,304	7,400
Other revenue	9,085	7,981	10,602
	$382,826	$366,009	$364,125
b.Contract balances

	As of December 31,		As of January 1,
	2022	2021	2021
Trade receivables (Note 6)	$16,143	$16,625	$13,475
Contract liabilities
Sales of hardware and battery swapping service revenues	$12,965	$18,753	$13,540
The Company recognized revenues from contract liabilities as of January 1, 2022, 2021 and 2020 amounting to $10,476 thousand, $12,893 thousand and $27,194 thousand for the years ended December 31, 2022, 2021 and 2020, respectively.

18.NET LOSS FROM CONTINUING OPERATIONS
a.Finance costs

	For the Year Ended December 31
	2022	2021	2020
Interest expense on bank loans	$8,694	$6,672	$4,713
Interest expense on bonds	2,637	3,886	4,460
Interest expense on lease liabilities	440	530	581
Modification loss on bank loans	900	—	—
	$12,671	$11,088	$9,754
b.Finance income

	For the Year Ended December 31
	2022	2021	2020
Interest income on deposits	$2,870	$572	$775
Others	72	53	114
	$2,942	$625	$889
c.Other income

	For the Year Ended December 31
	2022	2021	2020
Income related to government grants	$5,682	$5,446	$2,861
Others	709	4,065	2,318
	$6,391	$9,511	$5,179
d.Other losses, net

	For the Year Ended December 31
	2022	2021	2020
Foreign exchange losses, net	$(1,719)	$(641)	$(1,160)
Losses on disposal of property, plant and equipment	(975)	(328)	(91)
Others	(483)	(658)	(295)
	$(3,177)	$(1,627)	$(1,546)
e.Gains (losses) on financial liabilities at FVTPL

	For the Year Ended December 31
	2022	2021	2020
Gains on earnout liabilities	$110,276	$—	$—
Gains on earn-in liabilities	61,124	—	—
Gains on warrant liabilities	34,825	—	—
Losses on redeemable preferred shares	(287)	(7,465)	(8,612)
	$205,938	$(7,465)	$(8,612)

f.Depreciation and amortization expenses

	For the Year Ended December 31
	2022	2021	2020
Depreciation expenses of property, plant and equipment	$81,040	$81,489	$66,605
Depreciation expenses of right-of-use assets	12,835	12,287	11,066
Amortization expenses of intangible assets	932	1,043	896
	$94,807	$94,819	$78,567

An analysis of depreciation expenses by function
Costs of revenues	$85,147	$84,878	$69,197
Operating expenses
Sales and marketing	3,076	2,863	2,878
General and administrative	4,339	4,606	4,474
Research and development	1,313	1,429	1,122
	$93,875	$93,776	$77,671

An analysis of amortization expenses by function
Costs of revenues	$73	$94	$77
Operating expenses
Sales and marketing	183	158	68
General and administrative	187	280	376
Research and development	489	511	375
	$932	$1,043	$896
g.Impairment losses (reversal of impairment losses)

	For the Year Ended December 31
	2022	2021	2020
Impairment losses (reversal of impairment losses) on inventories	$3,045	$(639)	$3,059
Impairment losses on trade receivables	523	519	642
	$3,568	$(120)	$3,701
h.Employee benefits expenses

	For the Year Ended December 31
	2022	2021	2020
Short-term employee benefits	$69,806	$70,205	$66,913
Defined contribution plans	3,064	2,982	2,985
Termination benefits	2,546	86	292
Share-based payments	37,907	5,038	—
	$113,323	$78,311	$70,190

An analysis of employee benefits expenses by function
Costs of revenues	$29,668	$24,417	$23,007
Operating expenses
Sales and marketing	21,580	17,457	17,700
General and administrative	27,684	13,908	11,141
Research and development	34,391	22,529	18,342
	$113,323	$78,311	$70,190

19.INCOME TAXES RELATING TO CONTINUING OPERATIONS
a.Income tax expense (benefit) recognized in profit or loss

	For the Year Ended December 31
	2022	2021	2020
Current tax expense
Current year	$2	$—	$(1,063)
Deferred tax expense	—	—	—
Income tax expense (benefit)	$2	$—	$(1,063)
A reconciliation of accounting loss and income tax expense (benefit) was as follows:

	For the Year Ended December 31,
	2022	2021	2020
Loss before income tax	$(98,906)	$(67,362)	$(50,343)
Tax at the domestic rates applicable to profits in the country concerned	$(21,554)	$(14,913)	$(9,634)
Tax effect of expenses that are not deductible for tax purposes	3,431	990	82
Adjustments in respect of prior years	—	—	(1,063)
Unrecognized loss carryforwards and deductible temporary differences	18,125	13,923	9,552
Income tax expense (benefit)	$2	$—	$(1,063)
The applicable corporate income tax rate applied by the Company for those entities in the ROC was 20%, while the tax rate for unappropriated earnings was 5%. Income tax on unappropriated earnings was accrued in the year the earnings arose and adjusted to the extent that the unappropriated earnings were distributed in the following year. The earnings generated from 2019 was qualified for tax deduction under Statute of Industrial Innovation of ROC, therefore, the income tax accrued on unappropriated earnings in 2019 was fully reversed in 2020. Tax rates used by other group entities operating in other jurisdictions were based on the tax laws in those jurisdictions.
b.Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets were as follows:

	As of December 31
	2022	2021
Loss carryforwards
Expire in 2024	$829	$919
Expire in 2025	35,217	10,946
Expire in 2026	66,761	63,112
Expire in 2027	38,973	43,239
Expire in 2028	68,337	75,818
Expire in 2029	22,018	24,429
Expire in 2030	32,685	36,086
Expire in 2031	39,908	41,987
Expire in 2032	47,617	—
	$352,345	$296,536

Deductible temporary differences	$99,069	$63,728
c.Income tax assessments
The income tax returns of Gogoro Taiwan Limited, Gogoro Taiwan Sales and Service Limited and Gogoro Network, Taiwan Branch for the years through 2020 have been assessed and approved by the tax authority. The income tax returns of GoShare Taiwan Limited for the years through 2019 have been assessed and approved by the tax authority.

20.LOSS PER SHARE

	Unit: in U.S. Dollars Per Share
	For the Year Ended December 31
	2022	2021	2020
Basic and diluted loss per share	$(0.45)	$(0.35)	$(0.25)
a.Net loss

	For the Year Ended December 31
	2022	2021	2020
Net loss	$(98,908)	$(67,362)	$(49,280)
b.Number of shares

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2022	2021	2020
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	222,000	193,334	193,334
Weighted average number of ordinary shares used in calculating basic loss per share included ordinary share and potentially preferred shares converted to ordinary shares mandatorily. The share-based payments mentioned in Note 21 and Earnout Shares, Sponsor Earn-in Shares, warrants and redeemable preferred shares mentioned in Note 12 belongs to potential ordinary shares, which were anti-dilutive for the years ended December 31, 2022, 2021 and 2020 and hence excluded from calculating diluted loss per share.
Prior period results had been retrospectively adjusted to reflect the 1:0.8752888353 share subdivision effected on the closing date. Refer to Note 16 for information in relation to share subdivision.
21.SHARE-BASED PAYMENT ARRANGEMENTS
As of December 31, 2022 and 2021, there were $40,023 thousand and $30,388 thousand of total unrecognized share-based payments respectively. Share-based payments recognized for the years ended December 31, 2022, 2021 and 2020 were amounted to $37,907 thousand, $5,038 thousand and nil respectively.
a.Restricted shares
Pursuant to the 2019 Equity Incentive Award Plan, Gogoro granted 8,901 thousand restricted shares (adjusted to 7,791 thousand restricted shares to reflect the 1:0.8752888353 share subdivision effected on the Closing Date) to certain executives and employees in September 2021 that will be settled in shares of Gogoro. The fair value of employee restricted shares was $5.47 per share (adjusted to $6.25 per share to reflect the 1:0.8752888353 share subdivision effected on the Closing Date) on the grant date derived from the income approach. 25% of the restricted shares are vested if the employees who are granted employee restricted shares remain employed by Gogoro at the end of each of the four vesting periods.
Subject to the terms of the 2019 Equity Incentive Award Plan, an award agreement may grant Gogoro a repurchase option exercisable upon the termination of a participant’s employment for any reason at a purchase price equal to the original purchase price per share paid by the purchaser to Gogoro for such shares, which repurchase option will lapse pursuant to terms set forth by the administrator. Once restricted share is purchased or received, participants will have the rights equivalent to those of a holder of shares. No adjustment will be made for a dividend or other right for which the record date is prior to the date the restricted share is purchased. Awards may not be transferred, assigned, pledged, donated or otherwise disposed of in any manner, other than with respect to options by the laws of wills and descent. Gogoro had not granted any additional awards under 2019 Equity Incentive Award Plan after September 2021 and such plan had been terminated on the Closing Date.
In relation to the Earnout Arrangement as disclosed in Note 12, eligible employees who are granted employee restricted shares are entitled to their pro rata portion of Earnout Shares if the employee restricted shares are vested in accordance with their terms. The rights to Earnout Shares of employees who are granted employee restricted shares were accounted for as a share-based payment transaction.

Information of restricted shares was as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2022	2021
Shares unvested as of January 1	7,791	—
Shares granted	—	7,791
Shares vested	(1,948)	—
Shares forfeited	(274)	—
Shares unvested as of December 31	5,569	7,791
For the years ended December 31, 2022 and 2021, the weighted average fair values at the measurement date of restricted shares granted were nil and $6.25 per share (adjusted to reflect the 1:0.8752888353 share subdivision effected on the Closing Date), respectively. Refer to Note 16 for information in relation to share subdivision.
b.Restricted stock units (“RSUs”)
In March 2022, the board of directors approved the 2022 Equity Incentive Plan which became effective on the Closing Date. Pursuant to the 2022 Equity Incentive Plan, Gogoro granted 3,651 thousand RSUs to certain executives and employees in August 2022 that will be settled in shares of Gogoro. Each RSU is settled in one ordinary share of Gogoro. The fair value of employee restricted shares was $5.20 per share on the grant date derived from the quoted price in active markets. 25% of the RSUs are vested if the employees who are granted RSUs remain employed by Gogoro at the end of each of the four vesting periods.
Gogoro further granted 259 thousand RSUs to certain directors in November 2022 that will be settled in shares of Gogoro. The fair value of RSUs was $2.85 per share on the grant date using the quoted prices in active markets. The RSUs were vested immediately on the grant date.
Information of RSUs was as follows:

Unit: in Thousands of Shares
For the Year Ended December 31
2022
RSUs unvested as of January 1	—
RSUs granted	3,910
RSUs vested	(259)
RSUs forfeited	(37)
RSUs unvested as of December 31	3,614
For the year ended December 31, 2022, the weighted average fair value at the measurement date of RSUs granted was $5.04 per share.
c.Share options
Pursuant to the 2022 Equity Incentive Plan, Gogoro granted 4,874 thousand share options to certain executives and employees in August 2022. Each share option entitles the holder to purchase one ordinary share of Gogoro. 25% of the share options are vested if the employees who are granted share options remain employed by Gogoro at the end of each of the four vesting periods.

Information of share options was as follows:

	For the Year Ended December 31
	2022
	Options (in Thousands)	Weighted Average Exercise Price
Options outstanding as of January 1	$—	$—
Options granted	4,874	5.20
Options forfeited	(25)	5.20
Options exercised	(1)	5.20
Options outstanding as of December 31	4,848	5.20
Options exercisable as of December 31	1,217	5.20
For the year ended December 31, 2022, the weighted average fair value at the measurement date of the share options granted was $3.03 and the weighted average share price at the dates of exercise of the share options exercised was $5.26 per share. As of December 31, 2022, the share options outstanding had a exercise price of $5.20 per share and a weighted average remaining contractual life of 9.6 years.
The fair values of share options on the grant date were derived from the Binomial Model. The inputs to the model were as follows:

Share Options Granted in August 2022
Weighted average share price (in U.S. dollars per share)	$5.20
Weighted average exercise price (in U.S. dollars per share)	$5.20
Expected volatility	65.50%
Option life (in years)	10.0
Expected dividend yield	—%
Risk-free interest rate	2.86%
Expected early exercise multiple	2.2
22.CAPITAL MANAGEMENT
The Company managed its capital to ensure that entities controlled by Gogoro would be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance.
Key management personnel of the Company reviewed the capital structure periodically. In order to balance the overall capital structure, the Company may adjust the amounts of loan from borrowings, the number of new shares issued or other equity instruments.
23.FINANCIAL INSTRUMENTS
a.Fair value of financial instruments that are not measured at fair value
Financial instruments not measured at fair value held by the Company included financial assets and financial liabilities measured at amortized cost. The management considered that the carrying amounts of these financial assets and financial liabilities not measured at fair value approximated their fair values or the fair values could not be measured reliably.

b.Fair value of financial instruments that are measured at fair value on a recurring basis
i.Fair value hierarchy

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Earnout liabilities	$—	$—	$24,147	$24,147
Earn-in liabilities	—	—	13,384	13,384
Warrant liabilities	6,038	—	3,380	9,418
	$6,038	$—	$40,911	$46,949

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Redeemable preferred shares	$—	$—	$107,862	$107,862
There were no transfers between the levels of the fair value hierarchy for the years ended December 31, 2022, 2021 and 2020. The Company did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2022 and 2021.
ii.Reconciliation for recurring fair value measurements categorized within level 3 of the fair value hierarchy

	Earnout liabilities	Earn-in liabilities	Warrant liabilities	Redeemable preferred shares	Total
Balance as of January 1, 2021	$—	$—	$—	$107,397	$107,397
Settlements	—	—	—	(7,000)	(7,000)
Loss on financial liabilities at FVTPL	—	—	—	7,465	7,465
Balance as of December 31, 2021	—	—	—	107,862	107,862
Issuance	134,423	74,508	21,127	—	230,058
Settlements	—	—	—	(108,149)	(108,149)
(Gains) losses on financial liabilities at FVTPL	(110,276)	(61,124)	(17,747)	287	(188,860)
Balance as of December 31, 2022	$24,147	$13,384	$3,380	$—	$40,911
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, unrealized gains of $189,147 thousand and unrealized losses of $7,465 thousand were recognized in profit or loss attributable to balances held at the end of the reporting period as of December 31, 2022 and 2021 respectively. The amounts were recognized in “Gains (losses) on financial liabilities at fair value through profit or loss” in profit or loss.

iii.Valuation techniques and inputs used in the fair value measurements

Financial Instruments	Valuation Techniques and Key Inputs	Significant Unobservable Inputs	Relationship and Sensitivity of Unobservable Inputs to Fair Value
Warrant liabilities - Public Warrants	Quoted prices in an active market	N/A	N/A
Warrant liabilities - Private Placement Warrants	Monte Carlo simulation: Volatility and risk-free rate	Volatility (December 31, 2022: 56.0%)	10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $798 thousand / ($1,179 thousand) as of December 31, 2022
Earnout liabilities	Monte Carlo simulation: Volatility and risk-free rate	Volatility (December 31, 2022: 78.2%)	10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $2,961 thousand / ($3,883 thousand) as of December 31, 2022
Earn-in liabilities	Monte Carlo simulation: Volatility and risk-free rate	Volatility (December 31, 2022: 78.2%)	10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $1,641 thousand / ($2,153 thousand) as of December 31, 2022
Redeemable preferred shares	Discounted cash flow: Discounted rate	Discount rate (December 31, 2022: N/A; December 31, 2021: 6.75%)	1% increase / (decrease) in the discount rate would result in decrease / (increase) in fair value by approximately $41 thousand / ($41 thousand) as of December 31, 2021
iv.Valuation processes for fair value measurements categorized within level 3 of the fair value hierarchy
The Company engaged third party qualified valuers to perform the valuation where significant unobservable inputs were used in the fair value measurements. The financial department worked closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model and confirmed the reliability, independence and correspondence of the information sources in the valuation.
c.Categories of financial instruments

	As of December 31,
	2022	2021
Financial assets

Financial assets at amortized cost (Note i)	$261,717	$268,420

Financial liabilities

Financial liabilities at FVTPL	46,949	107,862
Financial liabilities at amortized cost (Note ii)	445,988	515,665
i.The balances included financial assets measured at amortized cost, which comprised cash and cash equivalents, trade receivables and other financial assets.
ii.The balances included financial liabilities measured at amortized cost, which comprise bank loans, bonds, notes and trade payables, and other financial liabilities.
d.Changes in liabilities arising from financing activities

	For the Year Ended December 31, 2022
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$334,317	$82,725	$—	$—	$900	$(36,768)	$381,174
Bonds	100,000	(102,594)	—	—	2,594	—	—
Redeemable preferred shares	107,862	(108,149)	—	287	—	—	—
Earnout liabilities	—	—	134,423	(110,276)	—	—	24,147
Earn-in liabilities	—	—	74,508	(61,124)	—	—	13,384
Warrant liabilities	—	—	44,243	(34,825)	—	—	9,418
Lease liabilities	26,742	(12,886)	—	—	10,102	(2,485)	21,473
Guarantee deposits received	1,027	335	—	—	—	(111)	1,251
	$569,948	$(140,569)	$253,174	$(205,938)	$13,596	$(39,364)	$450,847

	For the Year Ended December 31, 2021
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$248,617	$81,099	$—	$—	$—	$4,601	$334,317
Bonds	100,000	—	—	—	—	—	100,000
Redeemable preferred shares	107,397	(7,000)	—	7,465	—	—	107,862
Lease liabilities	30,342	(12,232)	—	—	8,233	399	26,742
Guarantee deposits received	1,114	(103)	—	—	—	16	1,027
	$487,470	$61,764	$—	$7,465	$8,233	$5,016	$569,948

	For the Year Ended December 31, 2020
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$135,299	$99,346	$—	$—	$—	$13,972	$248,617
Bonds	100,000	—	—	—	—	—	100,000
Redeemable preferred shares	—	98,785	—	8,612	—	—	107,397
Lease liabilities	30,472	(10,910)	—		8,845	1,935	30,342
Guarantee deposits received	1,001	44	—	—	—	69	1,114
	$266,772	$187,265	$—	$8,612	$8,845	$15,976	$487,470
*Other changes mainly include interest accruals and payments, new leases and lease modifications.
e.Financial risk management objectives and policies
The Company’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Company. These risks include market risk (including foreign currency risk and interest rate risk), credit risk and liquidity risk. In order to minimize the effect of financial risks, the Company devoted time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.
i.Market risk
The Company’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates.
1)Foreign currency risk
The Company undertook transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arose.
Sensitivity analysis
Since the primary operating entities of the Company are located in Taiwan, which mainly transact in New Taiwan dollars (NTD), those entities were mainly exposed to the fluctuations of USD.
The following table details the Company’s sensitivity to a 1% increase and decrease in NTD against USD. The sensitivity analysis included only outstanding foreign currency denominated monetary items. A positive number below indicated an increase in pre-tax profit (loss) or equity associated with a 1% strengthening of NTD against USD. For a 1% weakening of NTD against USD, there would be an equal and opposite impact on equity, and the balances below would be negative.

	For the Year Ended December 31
	2022	2021	2020
Profit or loss	$(42)	$(90)	$(1,037)
Equity	2,350	2,067	2,412
2)Interest rate risk
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

	As of December 31,
	2022	2021
Fair value interest rate risk
Financial assets	$184,669	$204,747
Financial liabilities	68,422	134,604
Cash flow interest rate risk
Financial assets	56,357	42,426
Financial liabilities	381,599	434,898
Sensitivity analysis
The sensitivity analysis below was determined based on the Company’s exposure to interest rates for non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analyses were prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A 10 basis points increase or decrease was used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
If interest rates had been 10 basis points higher/lower and all other variables were held constant, the Company’s loss for the years ended December 31, 2022, 2021 and 2020 would increase/decrease by $278 thousand, $392 thousand and $321 thousand, respectively.
ii.Credit risk
Credit risk referred to the risk that counterparty would default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk was mainly arising from bank deposits, trade receivables, other financial assets and refundable deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.
iii.Liquidity risk
The Company managed liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance the Company’s operations and mitigated the effects of fluctuations in cash flows. In addition, management monitored the utilization of bank loans and ensured compliance with loan covenants.
1)Maturity analysis for non-derivative financial liabilities
The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities from the earliest date on which the Company can be required to pay. The tables included both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount was derived from the interest rate curve at the end of the reporting period.

	As of December 31, 2022
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$43,341	$18,740	$1,395	$1,308	$31
Lease liabilities	1.20%-2.81%	990	1,980	7,421	11,703	—
Variable interest rate liabilities	1.70%-2.94%	5,501	26,376	56,106	293,618	—
		$49,832	$47,096	$64,922	$306,629	$31

	As of December 31, 2021
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$44,998	$34,661	$49	$1,027	$33
Lease liabilities	1.20%-2.40%	1,124	2,071	8,346	15,919	—
Fixed interest rate liabilities	7.00%	108,110	—	—	—	—
Variable interest rate liabilities	0.90%-4.12%	74,964	19,147	144,436	196,351	—
		$229,196	$55,879	$152,831	$213,297	$33
2)Bank credit limit

	As of December 31,
	2022	2021
Unsecured bank general credit limit
Amount used*	$401,500	$335,983
Amount unused	126,667	222,225
	$528,167	$558,208
*The calculation of amount used was based on the initial drawdown of the bank loans, and would not be affected before the Company repaid the full amount of the bank loans. The amount used included guarantees for customs duties and government grants.
24.RELATED PARTIES TRANSACTIONS
Balances and transactions between Gogoro and its subsidiaries, which are related parties of Gogoro, have been eliminated on consolidation and are not disclosed in this note. Other than that, the Company's remaining transactions with related parties were immaterial for the years ended December 31, 2022, 2021 and 2020. The names and relationships of related-parties are disclosed below:

Related Party	Relationship with Gogoro
Nan Shan General Insurance Co., Ltd.	Related party in substance
Nan Shan Life Insurance Co., Ltd.	Related party in substance
Yin Shu-Tien Medical Foundation	Related party in substance
Ruentex Construction International Co., Ltd.	Related party in substance
Ruentex Pai Yi Co., Ltd.	Related party in substance
RT-Mart International Co., Ltd.	Related party in substance
Compensation of key management personnel

	For the Year Ended December 31
	2022	2021	2020
Share-based payments	$13,507	$1,290	$—
Short-term employee benefits	2,625	2,695	4,543
Post-employment benefits	14	18	85
	$16,146	$4,003	$4,628
25.SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
On December 26, 2019, Stone Energy Technology Corporation (“Stone Energy”) filed a lawsuit for patent infringement against Gogoro Taiwan Limited, Gogoro Network (Cayman), Gogoro Network (Cayman) Taiwan Branch and Gogoro Taiwan Sales and Services Limited in the Intellectual Property and Commercial Court (“IPCC”) of the Republic of China, in which the patent numbers I308406 and I423140 are asserted. On May 28, 2021, the IPCC dismissed all claims of Stone Energy. Stone Energy has appealed with a trimmed claim amount to IPCC. The IPCC for the second instance affirmed IPCC’s judgment for the first instance on August 25, 2022. Stone Energy appealed to the Supreme Court. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2022. On January 6, 2023 and March 9, 2023, the patent numbers I308406 and I423140 were both confirmed to be invalid by the Supreme Administrative Court.

As of December 31, 2022, the Company is facing four litigation cases, which have been initiated by former executives, managers and employees amounting to approximately $2,419 thousand. These cases are currently undergoing proceedings in the Taiwanese district courts and high court. The Company is defending for the favorable results. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2022.
26.SEGMENT INFORMATION
Information was reported to the Company’s chief operating decision maker for the purposes of resource allocation and assessment of performance as a single operating segment involving sales of hardware and battery swapping service. As such, the Company had identified one reportable segment.
a.Geographical areas
Information about the Company’s non-current assets excluding financial instruments by geographical location as of December 31, 2022 and 2021 was detailed below:

	As of December 31,
	2022	2021
Taiwan	$468,137	$481,613
Others	2,197	—
	$470,334	$481,613
The Company’s revenue from external customers by geographical location for the years ended December 31, 2022, 2021 and 2020 was detailed below:

	For the Year Ended December 31
	2022	2021	2020
Taiwan	$360,618	$354,231	$361,264
Others	22,208	11,778	2,861
	$382,826	$366,009	$364,125
b.Major customers
No single customers contributed 10 percent or more to the Company’s revenue for the years ended December 31, 2022, 2021 and 2020.
27.SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD
To further expand the presence in the Indian market, the Company entered into a strategic partnership with Bycyshare Technologies Private Limited (“Zypp”), India's leading EV-as-a-Service platform, for accessing new customers and building brand awareness through co-marketing. In November and December 2022, Gogoro Network Pte. Ltd. entered into certain agreements (“Investment Agreements”) with Zypp and its shareholders to acquire 13.44% equity interest of Zypp through purchase and subscription of its equity shares and compulsory convertible preferred shares for a total consideration of $16,285 thousand. The consideration was fully paid, and the transaction was consummated in January 2023.
As of December 31, 2022, the investment in Zypp was not recognized as the terms and conditions pursuant to the Investment Agreements were not yet fulfilled.
In October 2021, the Company entered into a contract with Hon Hai Precision Industry Co., Ltd. and committed to invest in a battery pack assembly line in Wuhan, China for approximately $15,000 thousand. In June 2022, the Company entered into a formal sale and purchase agreement with Hongfujin Precision Industry (Wuhan) Co., Ltd., an affiliate of Hon Hai Precision Industry Co., Ltd., in relation to the battery pack assembly line. In March 2023, the sale and purchase agreement was amended to adjust the consideration to approximately $14,173 thousand. The consideration will be settled upon delivery and acceptance of the battery pack assembly line.

ITEM 19.    EXHIBITS

Exhibit No.	Description	Filed or Furnished Herewith	Incorporation by Reference
			Form	File No.	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association		20-F	001-41327	2.1	May 2, 2022

2.1	Description of Securities of Gogoro		20-F	001-41327	2.1	May 2, 2022

2.2	Specimen Ordinary Shares Certificate		F-4/A	333-261181	4.1	March 2, 2022

2.3	Specimen Warrant Certificate		F-4	333-261181	4.2	November 18, 2021

2.4	Warrant Agreement, dated as of January 5, 2021, by and between Poema Global Holdings Corp. and Continental Stock Transfer & Trust Company		F-4	333-261181	4.4	November 18, 2021

2.5	Assignment and Assumption Agreement, dated April 4, 2022, by and among Poema Global Holdings Corp., Gogoro Inc. and Continental Stock Transfer & Trust Company.		20-F	001-41327	2.5	May 2, 2022

4.1#	Agreement and Plan of Merger, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp., Starship Merger Sub I Limited and Starship Merger Sub II Limited.		F-4	333-261181	2.1	November 18, 2021

4.2	Form of Subscription Agreement		F-4	333-261181	10.2	November 18, 2021

4.3	Sponsor Support Agreement, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp. and Poema Global Partners LLC.		F-4	333-261181	10.3	November 18, 2021

4.3	Form of Registration Rights Agreement		F-4	333-261181	10.4	November 18, 2021

4.4	Form of Gogoro Shareholder Lock-Up Agreement		F-4	333-261181	10.5	November 18, 2021

4.5	Form of Director and Officer Indemnification Agreement		F-4/A	333-261181	10.7	March 2, 2022

4.6+	2013 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.8	November 18, 2021

4.7+	2016 Equity Incentive Award Pan of Gogoro Inc.		F-4	333-261181	10.9	November 18, 2021

4.8+	2019 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.10	November 18, 2021

4.9+	2022 Equity Incentive Plan of Gogoro Inc.		F-4/A	333-261181	10.11	March 15, 2022

4.10	Housing Lease Agreement between Taiwan Cooperative Bank and Gogoro Taiwan Ltd. dated November 30, 2017 (EN Translation).		F-4/A	333-261181	10.11	January 12, 2022

4.11#	Capital Increase Agreement between Yadea Technology Group Co., Ltd., Jiangmen Dachangjiang Group Co., Ltd., Ai Huan Huan Energy (Shanghai) Ltd. and Gogoro Network Pte. Ltd. dated November 25, 2020 (EN Translation).		F-4/A	333-261181	10.12	January 12, 2022

4.12	Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated March 28, 2019 (EN Translation).		F-4/A	333-261181	10.13	January 12, 2022

4.13	First amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 14, 2020 (EN Translation).		F-4/A	333-261181	10.14	January 12, 2022

4.14	Second amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Dec 14, 2020 (EN Translation).		F-4/A	333-261181	10.15	January 12, 2022

4.15	Term Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.16	January 12, 2022

4.16	Term Loan Agreement of Gogoro Inc. with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.17	January 12, 2022

8.1	List of subsidiaries		F-4/A	333-261181	21.1	January 12, 2022

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

15.1	Consent of Independent Registered Public Accounting Firm	*

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	*

*    Filed herewith.
**    Furnished herewith.
+    Indicates management contract or compensatory plan or arrangement.
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

Date: March 31, 2023