Form 20-F
period 2023-12-31
Gogoro Inc.
filed 2024-03-29
CIK 1886190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM 20-F
___________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
i

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2023, there were 245,721,034 Ordinary shares outstanding, par value US$0.0001 per share,
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
▪Material risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as we expand the scope of such services with other parties;
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
▪The impact of any health pandemic;
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
We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this annual report. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of material risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.
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
▪Our future success depends on our success in expanding into other geographic markets. We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.
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
▪If we fail to successfully develop and manage a business-to-business (“B2B”) business model and markets, our results of operations could be negatively impacted.
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
▪Our business may be adversely affected by the changes of governmental policy and subsidy program in Taiwan electric scooters markets.
▪Our subsidiaries bear product liabilities for damages caused by our products under local regulations on consumer protection.
▪We face risks associated with maintaining and expanding our international operations, including unfavorable and uncertain regulatory, political, economic, tax and labor conditions.
▪Any failure by us to comply with laws or regulations relating to privacy, data protection, cybersecurity, and consumer protection of the jurisdictions in which we operate or where our products are sold may harm us.
▪We face substantial economic and political risks associated with doing business in Taiwan, particularly due to the geopolitical tension between Taiwan and mainland China that could negatively affect our financial condition and results of operations and hence the value of your investment.
▪Reductions or eliminations of government incentives, including the Faster Adoption and Manufacturing of Electric (“FAME") subsidy, and benefits from the production-linked incentive (“PLI”) could increase the price of our products and consequently dampen the customer demand for our products. Reductions or eliminations of government incentives, including the Faster Adoption and Manufacturing of Electric (“FAME") subsidy, and benefits from the production-linked incentive (“PLI”) could increase the price of our products and consequently dampen the customer demand for our products.
▪The price of the Gogoro Ordinary Shares may be volatile, and the value of the Gogoro Ordinary Shares may decline.
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
We have a history of operating losses and negative operating cash flows. We incurred a net loss of $76 million, $98.9 million and $67.4 million for the year ended December 31, 2023, 2022 and 2021, respectively, and, as of December 31, 2023, our accumulated deficits was approximately $426 million. We believe we will continue to incur operating and net losses each quarter in the foreseeable future. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) and ePTWs by consumers and other electric transportation modalities, continued support from regulatory programs and in each case, the use of our battery swapping technology, any of which may not occur at the levels we currently anticipate or at all. We may need to raise additional financing through loans, securities offerings, or additional investments in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms. Our forecasts and projections are based upon assumptions, analyses and internal estimates developed by management. If these assumptions, analyses, or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from those forecasted or projected.
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
Our expectations for our future operating and financial results depend on the successful implementation of our proposed business plan, and policies and procedures consistent with the assumptions. Future results will also be affected by events and circumstances beyond our control, for example, the competitive environment, rapid technological change, economic and other conditions in the markets in which we operate or seek to enter, governmental regulation and, uncertainties inherent in product development and testing, our future financing needs and our ability to grow and to manage growth effectively, our executive team, and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Information” in this annual report. In particular, our forecasts and projections include forecasts and estimates relating to the expected size and growth of the markets in which we operate or seek to enter. Our forecasts and projections also assume that we are able to perform our obligations under our commercial contracts. For the reasons described above, it is likely that our actual results of operations will be different from our expectations and we may be required to make adjustments in our business operations that may have a material adverse effect on our financial condition and results of operations. For example, we were unable to achieve the projected financial results set at the beginning of the year. We cannot assure you that we will be able to achieve our expectations in the future.
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
Our success is reliant on local partners’ successful performance and such local partners may not perform as they expected due to various reasons or factors including the product price or business model and any failure of performance may impact significantly on our success. In some circumstances, we may determine to do so through collaborating with complementary businesses, including forming joint ventures, rather than through internal development. The identification of suitable alliance and joint venture partner candidates can be difficult, time consuming, and costly, and we may not be able to successfully complete identified alliances or joint ventures. Other companies may compete with us for these strategic opportunities. In addition, even if we successfully complete an alliance or joint venture, we may not be able to timely and effectively commence operations of any joint venture or other alliance because the process of integration could be expensive, time consuming and may strain our resources. Furthermore, we may be required to contribute significant amounts of capital or incur losses in the initial stages of an alliance or joint venture, particularly as selling and marketing activities increase ahead of expected long-term revenue. For example, capital contributions to a joint venture may be necessary in the future if we expand our operations in the geographic market that we wish to expand into in order to achieve our long-term strategy in such locations. In addition, the process for customers of the alliance or joint venture to comply with local or foreign regulatory requirements that may be required to purchase our products may cause delays in the alliance partner or joint venture’s ability to conduct business. Furthermore, the products and technologies that we jointly develop, or with respect to which we collaborate, may not be successful or may require significantly greater resources and investments than we originally anticipated. For example, as of the date of this annual report, we had not been able to generate satisfactory results from our collaborations with partners in mainland China, such as Yadea and DCJ. Implementing new lines of business or offering new products and services within existing lines of business can affect the sales and profitability of existing lines of business or products and services, including as a result of sales channel conflicts. In addition, we may not be in a position to exercise sole decision-making authority regarding any strategic collaboration, alliance or joint venture, which could result in impasses on decisions or decisions made by our partners, and our partners in such collaborations, alliances or joint ventures may have economic or business interests that are, or may become, inconsistent with our interests. Furthermore, we may adjust our business strategies in different geographic markets from time to time based on the latest development in such market, which may also require significant amounts of capital or incur losses and may strain our resources.
Collaborations, alliances and joint ventures can be difficult to manage and may involve significant expense and divert the focus and attention of our management and other key personnel away from our existing businesses. With respect to joint ventures, we may not be able to attract qualified employees, acquire customers or develop reliable supply, distribution or other partnerships. As a result of certain collaborations, alliances and joint ventures, we could face potential damage to existing customer relationships or lack of customer acceptance or inability to attract new customers. These risks could be magnified to the extent that any new collaboration, alliance or joint venture would result in a significant increase in operations in developing markets. Future alliances could also result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, or expenses or other charges such as in-process research and development, any of which could harm our business and affect our financial results or cause a reduction in the price of Gogoro Ordinary Shares. Further, alliance partners and joint ventures may also operate in foreign jurisdictions with laws and regulations with which we have limited familiarity, which could adversely impact our ability to comply with such laws and regulations and may lead to increased litigation risk. Such laws may also offer us inadequate or less intellectual property protection relative to U.S. laws, which may impact our ability, as well as the ability of the alliance partner and joint venture, to safeguard our respective intellectual property from infringement and misappropriation. As a result of these and other factors, we may not realize the expected benefits of any collaboration, joint venture or strategic alliance or such benefits may not be realized at expected levels or within the expected time period. The failure to successfully consummate such strategic transactions and effectively integrate and execute following such consummation may have an adverse impact on our growth, profitability, financial position and results of operations.
If we fail to execute our growth strategy or manage growth effectively, our business, financial condition and results of operations would be adversely affected.
The expected continued growth and expansion of our business and execution of our growth strategy may place a significant strain on management, business operations, financial condition and infrastructure and corporate culture. With continued growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations and data security incidents may occur that may interrupt business operations and let third parties obtain unauthorized access to business information or misappropriate funds. We may also face risks to the extent such third parties infiltrate the information technology infrastructure of our contractors.
To manage growth in operations and personnel and execute our growth strategy, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. In addition, we may face difficulties as we expand our operations into new markets in which we have limited or no prior experience. See “—Our future success depends on our success in expanding into other geographic markets. We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.” Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results. Our strategy is based on a combination of growth and continuous accumulation of our subscription-based users, and any inability to scale, maintain customer experience or manage operations at our battery swapping stations may impact our growth trajectory.
If we fail to expand effectively into new product or technology markets, our revenues and business may be negatively affected.

The ePTW charging market and energy storage technology market are characterized by rapid technological change, which requires us to continue to develop new products and product innovations or shift our strategy, which is focused on the battery swapping and energy optimization on our customers’ sites and pursue new product and service offerings. We are, and intend in the future to continue, investing significant resources in developing new product and service offerings to address the changing needs in different markets. Our ability to continuously maintain our competitive position and grow our market share will depend on the successful development of our position in these markets. New partnerships and initiatives are inherently risky, as each involves unproven business strategies and new product offerings with which we have limited or no prior development or operating experience. Our success in new markets depends on a variety of factors, including but not limited to the success of our partnerships, our ability to develop new products, new product features and services that address the customer requirements for the relevant markets, to attract a customer base in markets in which we have less experience, to compete with new and existing competitors in these adjacent markets, and to gain market acceptance of our new products. Developing our products is expensive, and the investment in product development may involve a long or unmaterialized payback cycle. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our business, financial condition and results of operations.
In addition, as a result of our new product offerings, we could experience increased warranty claims, reputational damage or other adverse effects, which could be material. We also cannot provide assurance that we will be able to develop, obtain regulatory approval for, commercially market and/or achieve acceptance of our new product offerings.
Our research and development expenses were approximately $40.9 million, $46.0 million, and $30.6 million for the years ended December 31, 2023, 2022, and 2021, respectively, and are likely to grow in the future. However, our investment of resources to develop new product offerings may either be insufficient or may result in expenses that are excessive as compared to revenue produced from these new product offerings. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected and our prior products could become obsolete more quickly than expected.
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
We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate as a result of inflation and since the pace at which we design, develop and manufacture products and expand our manufacturing facilities may not be consistent or linear between periods. Additionally, our revenues from period to period may fluctuate due to multiple macroeconomic volatility and other internal and external factors. As a result, we cannot assure you that we will not experience fluctuations in our operating results in the future due to factors we may or may not be able to foresee in the future.
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
We do not typically install battery swapping stations at customer sites. These installations are typically performed by our partners or electrical contractors with an existing relationship with the customer and/or knowledge of the site. The installation of battery swapping stations at a particular site is generally subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder battery swapping site installation because they end up costing the developer or installer more in order to meet the code requirements. Meaningful delays or cost overruns may impact our recognition of revenue in certain cases and/or impact customer relationships, either of which could impact our business and profitability.
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
Because we own and operate scooter and battery manufacturing facilities, our operations have high costs that are fixed or difficult to reduce in the short term, including our costs related to utilization of existing facilities and equipment, facility construction and equipment, R&D, and the employment and training of a skilled workforce. To the extent product demand decreases or we fail to forecast demand accurately, our gross margin and operating income can be disproportionately affected due to our high fixed cost structure, which is difficult to reduce in response to lower revenues. We could also be required to write off inventory or record excess manufacturing capacity charges, which would also lower our gross margin and operating income. To the extent the demand decrease is prolonged, our manufacturing capacity could be underutilized, and we may be required to write down our long-lived assets, which would increase our expenses. We may also be required to shorten the useful lives of under-used facilities and equipment and accelerate depreciation. As we continue to make substantial investments in increasing our manufacturing capacity as part of our international growth strategy, these underutilization risks may be heightened. Conversely, at times, demand increases or we fail to forecast accurately or produce the mix of products demanded. To the extent we are unable to add capacity or increase production in a timely manner, we may be at times required to make production decisions and/or are unable to fully meet market demand, which can result in a loss of revenue opportunities or market share, legal claims, and/or damage to customer relationships.
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
Further, we may recognize impairment charges on our tangible assets as the result of their inability of producing anticipated cash flows on our investments. We have incurred, and may in the future incur, impairment charges, which we are required to recognize whenever we determine that the carrying amount of long-lived assets is higher than its recoverable amount. By their nature, the timing or extent of impairment charges are not predictable. We may incur non-cash impairment charges in the future, which may reduce our net income.
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
In particular, our future business depends in large part on increasing the production of mass-market ePTWs. We have relatively limited experience to date in manufacturing ePTWs at high volumes and even less experience building and ramping production lines across multiple factories in different geographic markets. In order to be successful, we will need to implement, maintain and ramp efficient and cost-effective manufacturing capabilities, processes and supply chains and achieve necessary design tolerances, quality and output rates. We have planned to expand our production capacity in overseas markets through collaborations with local business partners. Bottlenecks and other unexpected challenges such as those we experienced in the past may arise during our production ramps, and we must address them promptly while continuing to improve manufacturing processes and reducing costs. If we are not successful in achieving these goals, we could face delays in establishing and/or sustaining our ePTW ramps or be unable to meet our related cost and profitability targets.
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
Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We rely on our business development, sales and marketing teams to obtain new OEM and grow our retail business, and on the technology, site development, and project management personnel to build out and serve new battery swapping stations. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.
Our success depends on the ability to develop and maintain relationships with our partners, including our OEM partners, manufacturing partners and demand generation partners.
The success of our business depends on our ability to develop and maintain relationships with our partners, including our OEM partners such as Aeon Motor, Yamaha Motor and others in Taiwan, as well as a variety of existing and potential OEM partners overseas, manufacturing partners, such as Foxconn, and demand generation partners, such as Uber Eats in Taiwan, GoTo in Indonesia and Zypp, Swiggy and Zomato in India. These relationships help us access new customers and build brand awareness through co-marketing. In some cases, our partners have agreed to fund capital expenditures related to the build out of our battery swapping station network. If we fail to maintain or develop relationships with our partners, or if our partners opt to partner with competitors rather than us, our revenues may decline and our business may suffer.
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
Employees may leave us or choose other employers, including competitors, over us due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience, or any negative publicity related to us. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skill sets needed for our business, including specialized knowledge of ePTWs, software engineering, manufacturing engineering and electrical and building construction expertise. We also compete with both mature and prosperous companies that have large financial resources and start-ups and emerging companies that promise short-term growth opportunities.
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
▪delay in the development or release of new functionality, upgrades or improvements;
▪negative publicity and reputational harm;
▪sales credits or refunds;
▪exposure of confidential or proprietary information;
▪diversion of development and customer service resources;
▪breach of warranty claims;
▪legal claims under applicable laws, rules and regulations; and
▪the expense and risk of litigation.
We also face the risk that any contractual protections we seek to include in our agreements with customers are rejected, not implemented uniformly or may not fully or effectively protect from claims by customers, reseller, business partners or other third parties. In addition, any insurance coverage or indemnification obligations of suppliers for our benefit may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, financial condition and results of operations. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm. See also discussion in “ — We may choose to or be compelled to undertake product recalls or take other similar actions."
We may choose to or be compelled to undertake product recalls or take other similar actions.
As a company that manufactures our own vehicles, battery packs, and battery swapping stations, we must manage the risk of product recalls with respect to our products. In addition to recalls that might be initiated by us for various causes, testing of or investigations into our products by government regulators or industry groups may compel us to initiate product recalls or may result in negative public perceptions about the safety of our products, even if we disagree with the defect determination or have data that shows the actual safety risk to be non-existent. We have initiated several product recalls since our first vehicle launch in 2015 in Taiwan. On January 9, 2024, we made a voluntary safety recall announcement for specific models of vehicles on our website to update a firmware to fix an unintended low speed driving mode as a result of compatibility issue between the on-board diagnostic and electronic control unit. We have retrieved approximately 10,000 battery packs to fix abnormal performance battery packs and approximately additional 70,000 battery packs have been listed as precautionary measure. In the future, we may voluntarily or involuntarily initiate recalls if any of our products are determined by us or a regulator to contain a safety defect or be noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, has previously resulted in and could in the future result in significant expense, supply chain complications and service burdens, premature replacement of assets, and may harm our brand, business, prospects, financial condition and results of operations.
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
We are and/or may in the future become, subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. For example, we are facing three litigation cases as of February 29, 2024, which have been initiated by former executives, managers and employees. The disputed amount is approximately $2 million. These cases are currently undergoing proceedings in the Taiwanese district courts and high court. We are defending for the favorable results. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2023. For the patent infringement lawsuit brought by Stone Energy Technology Corporation (“Stone Energy”) against Gogoro Taiwan Limited, Gogoro Network (Cayman), Gogoro Network (Cayman) Taiwan Branch and Gogoro Taiwan Sales and Service Limited as previously disclosed, Stone Energy appealed the second instant judgement rendered by Intellectual Property and Commercial Court (“IPCC”) to the Supreme Court, and the Supreme Court had rejected Stone Energy’s appeal on June 14, 2023. No further legal action had been taken by Stone Energy and the litigation was finalized. The contingent liability associated with this litigation was thus eliminated.
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
Our battery swapping stations may also be exposed to vandalism or misuse by customers and other individuals, increasing wear and tear of the equipment, in both Taiwan and other markets. Such increased wear and tear could shorten the usable lifespan of the batteries and require us to increase our spending on replacement and maintenance costs.
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
We generally recognize subscription revenue from customers ratably over the terms of their contracts. As a result, most of the subscription revenue reported in each quarter is derived from the recognition of revenue relating to subscriptions entered into during previous months or quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on revenue for that quarter. However, such a decline will negatively affect revenue in future quarters. In addition, the severity and duration of events may not be predictable, and their effects could extend beyond a single quarter. Accordingly, the effect of significant downturns in sales and market acceptance of subscription services, and potential changes in pricing policies or rate of renewals, may not be fully apparent until future periods.
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
We transact business globally in multiple currencies and have foreign currency risks related to our revenue, costs of revenue and operating expenses which are currently primarily denominated in NTD. In addition, a portion of our costs and expenses have been, and we anticipate will continue to be, denominated in foreign currencies. Moreover, while we did not engage in hedging activities intended to offset the impact of currency translation exposure historically other than certain limited natural hedge positions, it is impossible to predict or eliminate such impact. As a result, our operating results may be harmed.
Currently, more than 90% of our operations are denominated in NTD and our operations denominated in NTD are expected to continue to account for a material portion of our consolidated revenues and expenses that we report in U.S. Dollars. As a result, our consolidated revenues and expenses are affected and will continue to be affected by changes in the U.S. Dollars against NTD and other major foreign currencies. Fluctuations in the U.S. Dollars may impact the amount of total assets, liabilities, earnings and cash flows that we report for our subsidiaries upon the translation of these amounts into U.S. Dollars. In particular, the strengthening of the U.S. Dollar generally will reduce the reported amount of NTD denominated monetary assets and liabilities, total revenue and total expense that we translate into U.S. Dollars and report in our consolidated financial statements for and as of the end of each reporting period.
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
As of February 29, 2024, our directors, executive officers and their affiliates as a group beneficially owned approximately 16.5% of the outstanding Gogoro Ordinary Shares. In addition, as of February 29, 2024, Gold Sino Assets Limited beneficially owned 21.4% of the outstanding Gogoro Ordinary Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.
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
We cannot guarantee that we will be able to maintain compliance with the covenants in our term loan facilities or, if we fail to do so, that we will be able to obtain waivers from the lender and/or amend the covenants. A failure by us to comply with the covenants specified in the loan agreements would, absent cure or waiver, result in an event of default under the agreements, which would give the lender the right to suspend further draws of term loan and to declare all outstanding obligations immediately due and payable. If our obligations under our term loan facilities were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the obligations or sell sufficient assets to repay the obligations, which could adversely affect our business, financial condition and results of operations. Even if we are able to obtain new financing, we may not be on commercially reasonable terms or on terms that are acceptable to us. Any event of default could also result in an increase in the interest rates applicable to our term loan facilities and may result in the acceleration of or default under any other indebtedness we may incur in the future to which a cross-acceleration or cross-default provision applies. In addition, during the existence of an event of default under our term loan facilities, the lender could exercise its rights and remedies thereunder, including by way of initiating foreclosure proceedings over the collateral for our obligations.
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
Our business may be adversely affected by labor unrest and union activities.
In the automotive industry, it is common for employees to be part of unions, which can lead to higher employee costs, operational limitations, and an increased risk of disruptions to operations. We may also have direct and indirect dependencies on other companies with respect to unionized workforces, such as suppliers of raw materials and EV components, as well as trucking and freight companies. Work stoppages or strikes organized by these unions, including those involving contract laborers engaged by us, could significantly impact our business, financial health, and operations. Additionally, if we hire contract labor for our operations, we might be required to cover wage payments if the contractors fails to do so. This could negatively affect our business operations.
Risks Related to ePTW Market
Changes to fuel economy standards or the success of alternative fuels may negatively impact the ePTW market and thus the demand for our products and services.
As regulatory initiatives have required an increase in the mileage capabilities of vehicles, consumption of renewable transportation fuels, such as ethanol and biodiesel, and consumer acceptance of ePTWs and other alternative vehicles has been increasing. If fuel efficiency of non-EVs continues to rise, whether as the result of regulations or otherwise, and affordability of vehicles using renewable transportation fuels improves, the demand for electric and high energy vehicles could diminish. In addition, the ePTW fueling model is different than gas or other fuel models, requiring behavior change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for ePTWs and battery swapping stations. For example, fuel which is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as preferred alternative to petroleum-based propulsion. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be ePTWs. Various jurisdictions have announced plans to institute low carbon fuel standards that, if adopted, would lead to an increase in the consumption of renewable transportation fuels. This may impose additional obstacles to the purchase of ePTWs or the development of a more ubiquitous ePTW market. If any of the above causes or contribute to consumers or businesses to no longer purchase ePTWs or purchase them at a lower rate, it would materially and adversely affect our business, financial condition, results of operations and prospects.
Our growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for ePTWs and battery swapping services.
Our growth is highly dependent upon the adoption of ePTWs by businesses and consumers. The market for ePTWs is still rapidly evolving, characterized by rapidly changing technologies, increasing consumer choice as it relates to available ePTW models, their pricing and performance, evolving government regulation and industry standards, changing consumer preferences and behaviors, intensifying levels of concern related to environmental issues, and governmental initiatives related to climate change and the environment generally. Our revenues are driven in large part by ePTW drivers’ driving and charging behavior. Potential shifts in behavior may include but are not limited to changes in annual vehicle miles traveled, preferences for urban vs. suburban vs. rural and public vs. private charging or use of battery swapping stations, demand from ride-sharing or urban delivery fleets, and the emergence of autonomous vehicles and/or new forms of mobility. Although demand for ePTWs has grown in recent years, there is no guarantee of continuing future demand. If the market for ePTWs develops more slowly than expected, or if demand for ePTWs decreases, our growth would be reduced and our business, prospects, financial condition and results of operations would be harmed. The market for ePTWs could be affected by numerous factors, such as:
▪perceptions about ePTW features, quality, driver experience, safety, performance and cost;
▪perceptions about the limited range over which ePTWs may be driven on a single battery charge or on a single battery and about availability and access to sufficient our battery swapping stations;

▪competition, including from other types of alternative fuel vehicles (such as hydrogen fuel cell vehicles), plug-in hybrid EVs and high fuel economy ICE vehicles;
▪increases in fuel efficiency in legacy ICE and hybrid vehicles;
▪volatility in the price of gasoline and diesel at the pump including as a result of inflation and the conflict between Ukraine and Russia;
▪supply chain disruptions including but not limited to availability of certain components, ability of ePTW OEMs to ramp-up ePTW production, availability of batteries, and battery materials;
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
In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of ePTWs. For example, our sales decreased due to impacts of the pandemic, including but not limited to, (i) decreases in traffic and travel, which impacted the number of customers purchasing and using our products, (ii) the fall of gas prices, which resulted in the increase in sales of gas-powered scooters, and (iii) reduced traffic to in-person retail locations, which impacted the sales of our physical store locations. Furthermore, sales may be impacted due to changes of government policies and subsidy programs. See “The ePTW market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of ePTWs and battery swapping stations. The reduction, modification or elimination of such benefits could adversely affect our financial results.” Going forward, it is uncertain how macroeconomic factors will impact demand for ePTWs, particularly since they can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales.
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
If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses, and our business and prospects will be adversely affected.

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
Central and local governments around the world often provide incentives to end users and business organizations to purchase ePTW and construct ePTW battery swapping stations in the form of rebates, tax credits, and other financial incentives. The ePTW market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of ePTW battery swapping stations. For example, laws compelling the reduction of greenhouse gas emissions could create opportunities for increased sales of our products and services. Incentives, including tax credits and rebates for purchases of battery swapping stations to reduce greenhouse gas emissions, create a climate in which our sales may increase. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, be reduced or terminated as a matter of regulatory or legislative policy, or be allocated to alternative industries, such as gas-powered markets. For example, sales decreased in 2020 due to change in governmental subsidy program on gas scooters in Taiwan, which led to higher replacement demand on gas scooter products and negatively impacted the sale of ePTWs in Taiwan. In addition, new tariffs and policies that could incentivize overbuilding of infrastructure may also have a negative impact on the economics of our stations. Furthermore, new tariffs and policy incentives could be put in place by governments that favor equipment manufactured by or assembled at specific factory locations and geographies, which may put Gogoro and/or Gogoro battery swapping equipment vendors at a competitive disadvantage, including by increasing the cost or delaying the availability of battery swapping equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying Gogoro from the ability to compete for certain battery swapping infrastructure build-out solicitations and programs, including those initiated by government agencies.
Our business may be adversely affected by the changes of governmental policy and subsidy programs in Taiwan electric scooters market.
Since 2009, Taiwan government has employed a range of different policy instruments to stimulate the development of green transportation, in particular the electric scooters industry, with the goal of banning fuel vehicles by stages in the future. A variety of subsidy programs have been implemented, including, without limitation, the Subsidy Program for Development of Electric Scooter promulgated by the Ministry of Economic Affairs, and other similar subsidy programs by the local authorities.
For example, the Ministry of Economic Affairs announced the Subsidy Program for Development of Electric Scooter in 2022. The government provided a purchase subsidy in amount of up to NTD 7,000 for heavy and light electric scooters, up to NTD 5,100 for extra-light electric scooters, subject to adjustment from time to time. Some of our customers have chosen to purchase electric scooter rather than fuel scooter due to the purchase subsidy.
We have benefited from the above governmental policy and subsidy programs, which is changing. However, as the electric scooters industry continues to grow, the content of the subsidy program continues to change and evolve. Some of the plans have been cancelled. For example, the Ministry of Environment will no longer subsidize the purchase of new electric scooter to curb the rapid growth of the total number of scooters. On the other hand, additional plans have been introduced, such as electric scooter purchase subsidies for riders of the delivery industry and electric scooter purchase subsidies for the younger generation. Furthermore, under the 2017 Action Plan Air Pollution Prevention and Control by the Taiwan government, it was planned to ban the sale of fuel scooters in 2035, and the plan to phase out gas-powered scooters was extended to 2040 in 2023.
As our major sales and revenue are currently generated from the Taiwan market, the above changes of governmental policy and subsidy programs may have significant adverse impacts on our business and results of operations. For example, the reduction of purchase subsidy on electric scooters would lead to the higher purchase price (compared with the same selling price with original subsidy) and therefore may adversely affect the purchase intention of our customers and the sales of our products.
Our subsidiaries bear product liabilities for damages caused by our products under local regulations on consumer protection.
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
From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or other legal demands from competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. If we were required to take one or more such actions, our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.
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
We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in numerous jurisdictions, including markets in which we generate significant sales, over which we have little control, and which are inherently unpredictable. Our operations in such jurisdictions, particularly as a company based in Taiwan, create risks relating to conforming our products to regulatory and safety requirements and charging and other electric infrastructures; organizing local operating entities; establishing, staffing and managing foreign business locations; attracting local customers; navigating foreign government taxes, regulations and permit requirements; enforceability of our contractual rights; trade restrictions, customs regulations, tariffs and price or exchange controls; and preferences in foreign nations for domestically manufactured products. Such conditions may increase our costs, impact our ability to sell our products and require significant management attention, and may harm our business if we are unable to manage them effectively.
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
Although we generally are not regulated as a utility, government laws and regulations concerning electricity heavily influence the market for our products and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances locally or in foreign markets or other rules that apply to customer installations and new technology could make it more costly for our vendors to install and operate our battery swapping stations on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the use of our products. If we become subject to the same regulatory authorities as utilities or if new regulatory bodies are established to oversee our business, the marketability of our products could be impacted, and our operating costs could materially increase. In addition, regulatory uncertainty could discourage investment in the industry, which would reduce the capital available to us.
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
We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners or third-party intermediaries will not violate applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

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
As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. Compliance with these requirements has increased legal and financial compliance costs and made some activities more time consuming and costly. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur in the future as a result of being a public company or the timing of such costs. As a result, the management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations.
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
Currently, our major operation and market are located in Taiwan. In addition, our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan. In particular, the unique political status of Taiwan and its internal political movement cause sustained tension between mainland China and Taiwan. The PRC government asserts sovereignty over mainland China and Taiwan and does not recognize the legitimacy of the government of Taiwan. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National People’s Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. Past developments related to the interactions between mainland China and Taiwan, especially in relation to trade activities such as bans on exports of goods from time to time, have on occasions depressed the transactions and business operations of certain Taiwanese companies and overall economic environment. We cannot predict whether there will be escalation of the tensions between mainland China and Taiwan which would lead to new bans or tariffs on exports or even conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial conditions and results of operations, as well as the market price and the liquidity of our securities. In addition, the complexities of the relationship between Taiwan and mainland China require companies involved in cross-strait business operations to carefully monitor their actions and manage their relationships with both Taiwan and the PRC governments. We cannot assure you that we will be able to successfully manage our relationships with Taiwan and the PRC governments for our cross-strait business operations, which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.
Our business involves the personal data of our customers, and is subject to the restrictions and requirements under Taiwan regulations on the personal data protection.
Our battery swap system is part of our business model and involves collecting and processing the personal data of our customers using the battery swap system, including their riding information and usage habit. According to Taiwan Personal Data Protection Act, our Taiwan subsidiaries are required to conduct due notification procedures and obtain the customer’s consent to collect his/her personal data and shall not use such personal data beyond the scope authorized by the customer or disclose it to third parties. In addition, the customer, as the data subject, is entitled to request our Taiwan subsidiaries, as the holders of personal data, to delete or provide a copy of his/her personal data. In the event of violation of restrictions or requirements under Taiwan Personal Data Protection Act, our Taiwan subsidiaries may be subject to a fine ranging from NTD 20,000 to 15 million depending on the violating scenario and be liable for the damages caused to our customers.
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
As an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, we may need dividends and other distributions on equity from our Taiwan subsidiaries to satisfy our liquidity requirements. Current Taiwan regulations permit our Taiwan subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, which shall first make up previous losses and set aside at least 10% of its accumulated profits each year as a legal reserve unless the accumulated amount of such reserve reaches the Taiwan subsidiaries’ paid-in capital. In general, these legal reserves are not distributable as cash dividends. Furthermore, if our Taiwan subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our Taiwan subsidiaries to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements. In addition, the dividend payments by our Taiwan subsidiaries to us shall be subject to the withholding tax of 21% since January 1, 2018.
Our Taiwan subsidiaries are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.
Currently Taiwan regulates only those foreign exchange transactions that involve the conversion of the New Taiwan Dollar into foreign currencies. Pursuant to the relevant provisions of Taiwan Foreign Exchange Control Act, foreign exchange transactions of a value of NTD 500,000 or more shall be declared to the Central Bank of Taiwan. Further, for a remittance by a company as follows, relevant testimonials shall be submitted, and such remittance shall be subject to the approval of the Central Bank of Taiwan: (i) a single remittance of an amount over USD 1 million; or (ii) annual accumulated settlement amount of foreign exchange purchased or sold has exceeded USD 50 million. Nevertheless, Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If the dividend payments or other payments by our Taiwan subsidiaries and branches to us involves the currency conversion from New Taiwan Dollar to US Dollar, such conversion would be subject to the foregoing foreign exchange control imposed by Taiwan authority.

Our Taiwan subsidiaries are subject to Taiwan regulations on investment or technical cooperation in the mainland China, which may affect their expansion to the mainland China market.
Our Taiwan subsidiaries are subject to Taiwan regulations on investment or technical cooperation in the mainland China. Pursuant to the Taiwan Permission Regulations for Investment or Technical Cooperation in the PRC and the Review Principles for Investments or Technical Cooperation in mainland China (“Permission Regulations”), an investment or technical cooperation made by a Taiwanese investor in mainland China is subject to the restrictions thereunder and requires the approval by the competent Taiwan authority, the Department of Investment Review, the Ministry of the Economic Affairs (“Taiwan DIR”). The restrictions under the Permission Regulations include a negative list in which investment or technical cooperation is prohibited as well as the maximum investment amount. Currently, electric scooter or battery swap service is not on such a negative list. However, we cannot preclude the possibility that the negative list will be amended to restrict Taiwanese investor’s engagement of electric scooter or battery swap service in mainland China. As to the maximum investment amount, the aggregate investment amount in mainland China by any of our Taiwan subsidiaries shall not exceed NTD 80 million or 60% of the higher of such subsidiary’s stand-alone net worth or consolidated net worth, whichever is higher; provided, however, that if we are qualified as a multi-national company defined by the Taiwan DIR, which requires a global revenue of USD 100 million in the year preceding the application with the Taiwan DIR, having subsidiaries or branches in at least two countries which are controlled and managed by the parent company and engaging in cross-border operations, then there is no restriction on the amount of investment.
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
Therefore, for our investment or technical cooperation in mainland China, our Taiwanese shareholders holding 10% or more of Gogoro Ordinary Shares will need to apply for the foreign investment approval with the competent Taiwan authority, the Taiwan DIR in accordance with the Permission Regulations. There are restrictions on the investment or technical cooperation with mainland China, including, without limitation, the annual investment amount in mainland China shall be capped at USD 5 million per year for Taiwan individuals or NTD 80 million or 60% of the higher of its stand-alone net worth or consolidated net worth for a Taiwan small-medium enterprise. The indirect investment in the PRC via the Company under the Permission Regulations will be calculated on the portion of a particular Taiwanese shareholder’s shareholdings in the Company. If the Taiwanese Investor fails to obtain applicable approvals from the Taiwan DIR in respect of its investment in mainland China, an administrative fine ranging from NTD 50,000 to 25 million or imprisonment may be imposed.

Risks Related to Doing Business in India
Reductions or eliminations of government incentives, including the Faster Adoption and Manufacturing of Electric (“FAME") subsidy, and benefits from the production-linked incentive (“PLI”) could increase the price of our products and consequently dampen the customer demand for our products.
FAME subsidies have been introduced by the Government of India, in furtherance to the National Mission on Electric Mobility, to bridge the price gap between traditional ICE vehicles and electric vehicles, thereby promoting electric vehicles (“EV”) adoption in India. Further, the PLI schemes with respect to automobile and auto component industry and National Program on Advanced Chemistry Cell Battery Storage provide cash incentives which enable us to price the products at a concessional and competitive rate. Any withdrawal of the subsidies under FAME or any incentives provided under the PLI schemes will be priced into the retail price of the products sold by us in India which could make our products less competitive against conventional ICE vehicles and other competitors. According to the clarification issued by the Ministry of Heavy Industries, the FAME subsidies extended to eligible companies shall only be made available to vehicles manufactured by eligible companies sold until March 31, 2024 and no extension shall be granted on vehicles sold after March 31, 2024. Additionally, any changes in government policies or regulations including any recall or scale back of the benefits available to EV manufacturers under the existing schemes and incentives could adversely impact our business and financial performance. Moreover, the availability of government subsidies plays a crucial role in driving EV adoption and competition with ICE vehicles. Without these subsidies, it is uncertain whether consumers will continue to prefer EVs over ICE vehicles, potentially affecting our ability to compete in the market, which may in turn materially and adversely affect our results of operations.

Electric vehicles manufactured by us are subject to motor vehicle standards prescribed by the Automotive Research Association of India (“ARAI”) and any changes in the standards prescribed or any failure to satisfy such standards can materially and adversely affect our business operations.
EVs manufactured by us must meet or exceed the safety standards prescribed by ARAI. ARAI tests the compliance with safety standards of components under Rule 124 of the Central Motor Vehicle Rules, 1989, including, among others, automobile lamps, indicators and signaling/ lighting devices. If we are unable to meet the homologation criteria as laid down by ARAI, EVs manufactured by us will not be considered roadworthy and hence will not be allowed to be launched to the public. Further, in the event that our certification is not renewed within the timelines prescribed, a certified EV having any defects resulting in safety accidents, or any failure to comply with certification requirements is discovered during any follow-up inspections, our certification may be suspended or revoked. Any failure to satisfy any motor vehicle standards would adversely affect our business operations.
We are subject to environmental, health and safety laws and regulations in India that could impose substantial costs upon us.
Our operations in India are subject to a broad spectrum of increasingly stringent environmental, health, and safety regulations. These regulations cover various aspects such as air and water emissions, waste management, hazardous materials handling, workplace safety, and pollution control. Ensuring compliance with these regulations entails significant ongoing capital and operational expenses. Non-compliance could lead to hefty fines, permit suspensions or revocations, production disruptions, legal repercussions, or even plant closures.
In India, our manufacturing plants are subject to laws including, among others, the Water (Prevention and Control of Pollution) Act 1974, the Air (Prevention and Control of Pollution) Act 1981, and the Environment Protection Act 1986, along with regulations such as the Hazardous and Other Wastes (Management and Transboundary Movement) Rules 2016 and the Battery Waste Management Rules 2022. Compliance with the aforementioned laws, including battery disposal regulations, poses additional challenges on our business operations. The Battery Waste Management Rules 2022, in particular, mandate extended producer responsibility for EV batteries, necessitating arrangements for recycling or refurbishing.
Any breaches in data security, failure of information security systems or privacy concerns in India can adversely impact our financial condition or subject us to penalties, damage our reputation, and harm our business operations and cash flows.
Our business operations are subject to compliance with the Information Technology Act, 2000 (“IT Act”) in India and the rules notified thereunder, including the Information Technology (Reasonable Security Practices and Procedures and Sensitive Personal Data or Information) Rules, 2011 (“Privacy Rules”) with respect to information security and privacy, particularly regarding the handling, disclosure and transfer of personal and sensitive data belonging to both employees and customers. Further, the Government of India recently enacted the Digital Personal Data Protection Act, 2023 (“Data Protection Act”), which received President’s assent on August 11, 2023. The Data Protection Act shall come into force on such date as the Central Government may determine, by way of a notification in the Official Gazette. The Data Protection Act, when notified, would require data fiduciaries (persons who alone or in conjunction with other persons determine purpose and means of processing of personal data), such as us, to implement organizational and technical measures to ensure compliance with obligations imposed under the Data Protection Act, protect personal data and impose reasonable security safeguards to prevent breach of personal data and establish mechanism for redressal of grievances of data principals.
Addressing these challenges may require significant financial and operational investments to investigate, remediate, and enhance privacy measures, as well as to fulfill notification obligations resulting from data security incidents. Potential security breaches could lead to disruptions or slowdowns in our systems, granting malicious parties access to sensitive information stored on our networks. This could result in the unauthorized disclosure, alteration, loss, or theft of data, potentially exposing us to legal liabilities and adversely affecting our financial standing.
Changing regulations in India could lead to new compliance requirements that are uncertain.
The evolving regulatory landscape in India, including potential new laws and changes, poses significant challenges for electric vehicle and automotive companies. Compliance with new requirements such as obtaining approvals or licenses from government or regulatory bodies could increase costs, strain resources, and introduce uncertainty into operations. Dealing with uncertainty regarding the applicability, interpretation, or implementation of these legal changes may be time-consuming and costly, potentially impacting the viability of our current business and limiting our future growth opportunities.
Furthermore, the Government of India has introduced the Code on Wages, 2019, the Code on Social Security, 2020, the Occupational Safety, Health and Working Conditions Code, 2020, and the Industrial Relations Code, 2020. Although the effective dates of implementation for these codes have been deferred and will be notified separately, their enforcement could potentially increase our financial obligations with respect to gratuity and provident fund, impacting our profitability. For example, the Code on Social Security aims to standardize social security benefits for employees, while the Code on Wages restricts the exclusion of certain benefits from employee wages. Implementing these laws may raise our employee and labor costs, thus affecting our financial performance, cash flow, and business operations adversely.
Foreign Investment Regulations
Indian companies that are owned or controlled by non-resident persons are subject to investment restrictions specified in the Consolidated Foreign Direct Investment Policy (“Consolidated FDI Policy”). Under the Consolidated FDI Policy, foreign direct investment (“FDI”) in companies engaged in sectors/ activities is permitted up to 100% of the paid-up share capital of such company under the automatic route or approval route, subject to compliance with certain prescribed conditions including, inter alia, including sectoral limits, approval requirements, pricing guidelines, and restrictions based on the domicile of investors, as may be applicable. The Consolidated Foreign Direct Investment (FDI) Policy may undergo revisions and amendments over time, potentially leading to situations where foreign direct investments may not be permitted through automatic routes and instead necessitate prior approval from the government. Further, in accordance with Press Note No. 3 (2020 Series), dated April 17, 2020 issued by the DPIIT and the Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020 which came into effect from April 22, 2020, any investment, subscription, purchase or sale of equity instruments by entities of a country which shares land border with India or where the beneficial owner of an investment into India is situated in or is a citizen of any such country (“Restricted Investors”), will require prior approval of the Government, as prescribed in the Consolidated FDI Policy and the FEMA Non-debt Instruments Rules. Any investments in the Company may be subject to prior government approval and could suffer from delays in obtaining the approval.
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
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares. As a Cayman Islands exempted company that is listed on the Nasdaq Global Select Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules require listed companies to have, among other things, a majority of our board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq rules permit a foreign private issuer like Gogoro to follow the corporate governance practices of its home country. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board of directors to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on our management might decrease as a result. In addition, we currently only have two members on our audit committee, as we opted to follow the practice in the Cayman Islands, which does not require us to have at least three members on our audit committee. Furthermore, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. While we have not followed home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution.
We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of the Gogoro Ordinary Shares.
Commencing with our fiscal year ended December 31, 2022, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As of December 31, 2023, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”
Our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business and there could be difficulties in conforming standards, controls, procedures and accounting and other policies, as well as business cultures to the new markets. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. If that were to happen, the market price of the Gogoro Ordinary Shares could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post- implementation issues that may arise.
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
Our after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS recently entered into force among the jurisdictions that have ratified it. Additionally, many countries and organizations, such as the Organization for Economic Cooperation and Development, are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. These recent changes and proposals could negatively impact on our taxation, especially as we expand our relationships and operations internationally.
If a U.S. Holder is treated as owning at least 10% by vote or value of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person (as defined in Section 7701(a)(30) of the U.S. Internal Revenue Code) is treated as owning (directly, indirectly, or constructively) at least 10% of the total combined voting power of all classes of our shares entitled to vote or at least 10% of the total value of shares of all classes of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFCs”) in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of such CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not Gogoro makes any distributions of profits or income of such CFC to such United States shareholder. If a U.S. Holder is treated as a United States shareholder of a CFC, failure to comply with applicable reporting obligations may subject such holder to significant monetary penalties and may extend the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due. Additionally, a United States shareholder of a CFC that is an individual would generally be denied certain tax deductions or foreign tax credits in respect of its income that may otherwise be allowable to a United States shareholder that is a U.S. corporation.
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
Additionally, rapidly changing and unpredictable foreign policies, foreign investment regulations and local regulatory environments in different markets could adversely affect our operations. For example, we may have to comply with more stringent foreign investment regulations in India and other changing regulations in India could lead to new compliance requirements that are uncertain as well.
Our business could also be adversely affected by the effects of health pandemics, such as COVID-19, avian flu, SARS, swine flu, Zika virus or another epidemic or outbreak. These outbreaks of contagious diseases, and other adverse public health developments in Taiwan or any overseas markets would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of Taiwan, as well as cause temporary closure of our manufacturing facilities and offices. Such closures or travel or shipment restrictions would severely disrupt our operations and adversely affect our financial condition and results of operations.
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
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows Summary” for a discussion of our capital expenditures, “—D. Property, plant, and Equipment” for a discussion of classification of our battery packs and related battery cells and “Item 18 Financial Statement—Note 9. Investments Accounted for Using Equity Method” for a disclosure regarding capital invested in other companies.
B. Business Overview
Mission
Our mission is to accelerate the mass market shift to sustainable urban life in the world’s most densely populated cities by eliminating the barriers to electric vehicle adoption and providing a path for every urban rider in the world to embrace smart and portable power.
About Gogoro
We are an innovative company focusing on utilizing cutting-edge technologies to transform urban transportation and enable the mass market shift to clean sustainable two-wheel transportation. Gogoro battery swapping provides smart, convenient and accessible portable power using industry-leading battery swapping and Smartscooter vehicles that address the needs of urban residents in Asia and other regions with densely populated cities.
As a globally recognized industry leader, Gogoro established an open urban transportation ecosystem that utilizes an innovative Swap & Go battery swapping platform that delivers full power to ePTW in seconds. We have deployed this large scale platform in our pilot market of Taiwan, where as of December 31, 2023, we had enabled over 587 thousand monthly subscribers and more than 2 million GoShare riders to refuel their ePTWs at over 2,540 battery swapping locations.
The Gogoro Network had delivered over 520 million battery swaps to date, which amounts to over approximately 420 thousand swaps per day, and Gogoro riders had ridden more than 9.4 billion kilometers as of December 2023. Additionally, via our Powered by the Gogoro Network (“PBGN”) program, we have enabled partner brands to develop and market vehicles which are compatible with out battery swapping platform, enabling more choices for consumers and giving OEM partners the opportunity to offer electric mobility solutions.
Our comprehensive battery ecosystem is built on an integrated technology platform and spans:
▪Gogoro Smart Batteries designed and optimized for swapping at Gogoro’s connected battery swapping stations;
▪Cloud-based service and battery management systems;
▪Design, engineering, and manufacturing of Gogoro-branded Smartscooter ePTWs;
▪Design, engineering, and manufacturing of advanced ePTW powertrains, smart components, OEM developer kits for vehicle partners; and
▪A full-stack operating system and consumer app with broad platform connectivity and large quantities of data made available to consumers.
Our Swap & Go battery swapping is especially suited for densely populated and highly congested urban centers where space and time are at a premium. Our initial focus is on deploying Gogoro Network™ in population centers in Asia with the highest concentrations of PTW riders. Our swapping stations have a small footprint and are easy to deploy making them ideal for integrating into high-traffic urban areas where riders need them most. In the same space it takes to charge a 4-Wheel electric vehicle, a standard Gogoro battery swapping station can deliver full power in seconds to service hundreds of ePTW vehicle riders per day.
Our Gogoro Network™ battery swapping is offered to customers at a monthly fee based on each consumer’s chosen plan and an overage consumption fee when their consumption exceeds the chosen plan. Our business model has demonstrated near 100% retention rates for Gogoro Network™ subscription revenue for every annual cohort of ePTWs sold since the inception of our pilot market of Taiwan in 2015.
Our battery swapping network and batteries address five critical barriers that have prevented previous adoption of ePTWs:
First, we eliminate range anxiety by enabling riders to easily find battery swapping locations and then quickly swap their batteries by placing stations at a wide variety of locations where they are most in demand.
Second, we save riders time by allowing them to refuel in seconds as opposed to hours for traditional charging.
Third, riders no longer need to locate dedicated charging locations where they can leave their vehicles for hours to charge. They can pull up to a battery swapping stations and swap and go in seconds.
Fourth, we place a high priority on consumer safety with our patented Smart Batteries that are designed and engineered to exceed the highest battery safety standards.
Finally, we make riding electric affordable. Gogoro Smartscooters, as well as ePTWs sold by our OEM partners, are at approximate price parity with traditional ICE PTWs at the time of purchase and provide a lower total cost of ownership throughout the life of the vehicle.
Gogoro generates two, inter-linked revenue streams:
(i)Hardware sales — both Gogoro branded Smartscooters and enabling hardware, which includes sales of vehicle kits to partners who sell their own branded vehicles that are “Powered by the Gogoro Network™ ” (“PBGN”), and, in the future sales of Battery Packs and GoStation® to our JV partnerships that will operate battery swapping networks and
(ii)battery subscription recurring revenues from Swap & Go customer subscriptions to the battery swapping network.
Regardless of whether the vehicle is Gogoro or partner branded, riders must subscribe to the Gogoro Network™ battery swapping service for ongoing access to battery swapping. Our business model has demonstrated a near 100% retention rate for Gogoro Network™ subscription revenue for every annual cohort of ePTWs sold since inception in our pilot market of Taiwan. We believe our subscription revenue model gives a long and predictable revenue stream through Gogoro or PBGN-branded scooters’ life cycle. Our battery swapping subscription model also secures monthly recurring revenues from all the PBGN riders as they also subscribe to the Gogoro Network.

Our battery swapping technology compromises an interoperable platform that seamlessly integrates a comprehensive ecosystem of hardware, software, and services, which consists of Gogoro Smart Batteries, GoStation®, Gogoro Network™ Software & Battery Management Systems, Smartscooter, GoReward℠, and related components and kits.
During the past decade in Taiwan, we have built our own battery swapping network to establish the Gogoro battery swapping ecosystem and catalyze the marketplace. In just over seven years, ePTWs have grown to 11.9% market share of all PTWs since we launched our first ePTW in 2015, where virtually 100% of all PTWs in Taiwan were ICE PTWs at that time. During 2023, approximately 81.9% of electric two-wheeler sales have been delivered from Gogoro and our PBGN OEM partners. As we continue to expand and add additional OEM partners beyond Taiwan, we will benefit from partners’ manufacturing agility, supply chain and logistics capabilities, and retail channels, which will extend our brand’s reach. We believe that our proven battery swapping platform, enabling technologies and OEM partnerships will drive rapid and sustained growth opportunities into global markets in the future.
Since Gogoro’s inception in 2011, we have been engaged in developing and marketing our ePTW, battery swapping network, subscriptions, and other offerings, raising capital, and recruiting personnel. We have incurred net operating losses and net cash outflows from operations in every year since our inception. As of December 31, 2023, we had an accumulated deficit of $426.0 million. We have funded our operations primarily with proceeds from revenues generated from the sales of electric scooters and battery-swapping services, borrowings under our loan facilities, and offering shares through the private placement and to the capital market in the U.S.
Establishing Our Business Model
Taiwan has been a logical location for piloting our battery swapping platform — its PTW penetration is among the highest in the world on a per capita basis. The Gogoro Network started with just 30 swapping stations in Taipei, but rapidly expanded to new cities, connecting regions and reaching greater density. We now have over 12,000 GoStation® racks at 2,540 locations that provide battery swapping coverage accessible within minutes to all riders in Taiwan. For the years ended December 31, 2023, 2022 and 2021, revenues in Taiwan accounted for 93.9%, 94.2% and 96.8%, respectively, of total revenues.
The capital expenditures for this network build-out were principally comprised of Smart Batteries and GoStation® on our network. Because we own our battery swapping network in Taiwan, 100% of all recurring Swap & Go subscription revenue is paid to Gogoro by end customers. This is the case whether the customer rides a Gogoro-branded ePTW or partner OEM-branded ePTW.
Marketing Channels
Gogoro employs marketing and retail channels for selling our vehicles. Marketing efforts focus on both print media and TV advertisements which are used to drive both awareness of our products as well as specific promotions. Additionally, we maintain an active presence on social media, including on Facebook, Line, Instagram, to quickly reach our target audience. Other than specific pricing discounts or other specific at the point of sales promotions. we do not engage in any other sales initiatives. While customers may take advantage of bank loans, deferred credit card interest payment schedules, or other incentives, these are offered by third-party service providers and not by Gogoro directly.
Competitive Strengths
▪Large and Growing Market Opportunities. We are beginning to enter large PTW markets in the world backed by strong regulatory tailwinds in mobility electrification. In addition to the Taiwan market, other international markets we are targeting represent a total available market of over 500 million units (installed) and annual sales of more than 50 million units of two-wheelers. In some of these markets (such as India, Vietnam and other Southeast Asian nations), PTW penetration rates are approximately 85-90% of all registered vehicles on the road (including 4-wheel vehicles), making these attractive markets for expansion.
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
▪Proven in our First Market: Taiwan. We scaled our product offering to drive ePTW adoption to 11.9% of total PTWs as of December 31, 2023, from almost no ePTW penetration in 2014. Of Taiwan’s ePTW market, we and our partner OEMs captured 81.9% of the market share as of December 31, 2023. With over 2,540 battery swapping locations, our Swap & Go service has become interwoven into the lives of over 587 thousand subscribers in Taiwan, which demonstrates our business model and the attractiveness of battery swapping solution as a fast, convenient, and safe means of refueling ePTWs.
▪Readiness to Scale with Attractive Recurring Revenue Model. The Swap & Go subscription component of our business is highly recurring and predictable with near 100% retention rates of every annual cohort of subscribers to the Gogoro Network™ since inception. We estimate that in the Taiwan market, for every $1 of enabling hardware purchased, we will be able to generate approximately another $1 of Swap & Go subscription revenue over the expected ten-year life of a vehicle. As we scale, we create a base of Gogoro hardware-enabled ePTWs branded by our OEM partners, or with our own brand. We believe this revenue model represents highly attractive, predictable and recurring revenue growth through accumulating subscribers.

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
We continue to be recognized for our efforts — in 2023, we were recognized by MIT Technology Review with the honor of being one of the Top 15 Climate Companies globally to watch. We were also recognized by Frost & Sullivan as 2023 Global Company of the Year for our leading battery swapping for E2W, and our ride-share business, GoShare, was recognized as Asia-Pacific Entrepreneurial Company of the Year for mobility sharing.
Gogoro Products
Vehicles and Enabling Technology (Sales of Hardware & Other Revenues)
Smartscooter
In 2015, we launched our first vehicle, the Gogoro 1 Smartscooter. Since then, we have released numerous Smartscooter vehicles and introduced new ePTW technologies that we have developed for our branded ePTW have led to the innovative powertrains, systems, and components we offer to partner OEMs. As we continue to innovate Gogoro-branded products, the entire platform benefits from new technology and features that can be extended into future enabling kits.
In 2023, we introduced a number of new vehicle products including Gogoro CrossOver, and collaborated with Muji and well-known Japanese designer Naoto Fukasawa to launch a dedicated vehicle and a line of lifestyle products. Partner brands also introduced new vehicles and we will continue to innovate under both the Gogoro brand and by working together with OEM partners to bring innovative Gogoro technology for ePTWs to their branded products.
Battery Packs and GoStation®
Our Gogoro self-manufactured battery packs are manufactured based on proprietary technology and manufacturing methods, can be sold to service providers as we expand into international markets. Similarly, GoStation® can be sold directly to operators. In Taiwan Gogoro owns and operates the Gogoro Network™ ourselves.
Battery Subscription Services (Battery Swapping Service Revenue)
Once a customer has purchased a Gogoro or partner branded vehicle, they subscribe to the Gogoro Network™. The subscription can take a variety of forms — post paid, pre-paid, bulk-buy, etc. This revenue represents a growing portion of Gogoro’s overall revenue in 2023 and will continue to grow as subscribers accumulate.
Research and Development
Gogoro pioneered the battery swapping category and has set the industry benchmarks for innovation, technical performance, sustainability, and quality standards with continuous advancements across every segment since. We invested significant time, resources, and expense into the research and development of our category-defining batteries, motors and drivetrain systems. Our MES, and networked swapping platform technologies as well as the software solutions that seamlessly integrate them are also all largely self-developed. Our leadership position is the result, in part, of our committed research and development activities.
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
As of February 29, 2024 we had 141 United States patents issued. Additionally, we had 964 issued foreign patents in approximately 18 countries worldwide. In addition, there were two pending Patent Cooperation Treaty (“PCT”) applications, which relates to various Battery & GoStation® designs and/or EV charging functionality.
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
Taiwan Manufacturing
We have developed a factory network in Taoyuan, Taiwan to manufacture our own motors, battery packs, as well as assemble our Smartscooters. We lease factories manufacturing space with long-term leases and favorable extension options. When we began the development of our first-of-a-kind Smart Batteries and Smartscooters in Taiwan there were no suitable manufacturing technologies or supplier solutions available, so we built our first Smart Factory, invented our own vertically integrated systems, and helped accelerate the technology shift within our supply chain. We invested in our proprietary production methods and developed best practices combining advancements from premium automotive, consumer electronics, material science, and software. The innovations we have developed in the process provide us with a strong competitive advantage by allowing us to deliver technically advanced ePTWs while keeping costs low. We can replicate our factory systems in international markets or choose to work with leading vehicle makers in international markets.
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
Smartscooter Motor Manufacturing
Today Gogoro produces motors for several distinct powertrain platforms in our in-house motor factory. We have developed our own equipment and proprietary processes for creating our precision motors and systems to the highest tolerances while achieving volume on-demand. Our specially trained technicians go through four levels of Gogoro certification and leverage our integrated digital assistants to perfect the intricate assembly of each system and component set. The components built here are optimized for both our own branded vehicles as well as for the enabling kits for our OEM partners’ use. Each goes through rigorous testing at every stage of development from design, through production assembly and is then monitored through its lifespan. As we continue to innovate our production and software evolve to deliver even greater performance, energy efficiency, and new capabilities.
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
Smart City and Second Life Batteries
Our batteries are optimized for vehicles, but designed to be utilized in a variety of second life applications that can further extend the revenue-generating potential of each battery pack. In 2023, we deployed Enel X’s Virtual Power Plant (“VPP”) capability at more than 1,000 of our GoStation locations across Taiwan. VPP is one of the means of improving urban sustainable energy distribution for smart cities by enabling the Gogoro Battery Swapping Network to pause usage of the grid or even return energy to the grid. This is the first deployment globally of this technology using a distributed portable battery network. We are developing a variety of second life battery uses. In 2023, we deployed approximately 1,000 smart parking meters in Taiwan and deployed smart traffic signal back-up services at 200 of Taipei's busiest intersections. These smart city and second life implementations are exciting areas of development, and we continue to identify new potential revenue drivers for our second life battery services.
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
Source of Revenue and International Expansion
We are the leading ePTW brand in Taiwan. In addition to selling electric vehicles and ePTW technology, we also build, operate, and manage a footprint of over 2,540 GoStation® locations across Taiwan.
Our competition includes other PTW vehicle manufacturers of electric two-wheel vehicles and high fuel economy gasoline powered vehicles. In the electric two-wheeler space, we often partner with other manufacturers to provide the technology to build “swap-capable” ePTWs PBGN, thereby directly participating in the success of our partners’ branded sales. In 2023, Gogoro’s branded sales in combination with our PBGN partnerships represented approximately 81.9% of all ePTW sales in Taiwan. We introduced our first locally made vehicle in India, opened our first Gogoro Experience Center, outside of Taiwan, in the Philippines, and deepened our industry cooperation in South Korea and Singapore. We have now deployed over 12,000 racks of GoStations at more than 2,540 locations around Taiwan and an additional 500 locations in other markets.
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
In the past three years on average, approximately 95% of our revenue has been generated in the Taiwan market. We estimate that we will generate approximately 90% of the revenues in 2024 from the Taiwan market, and 10% from international markets.
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
Below is a description of our few operating entities:

Gogoro Inc. (Cayman)
100%
Gogoro Network Infrastructure Pte. Ltd. (Singapore)
100%
Gogoro Network Pte. Ltd. (Singapore)
100%
Gogoro Network (Cayman)
100%
Gogoro Taiwan Limited (Taiwan)
100%
GoShare Pte. Ltd. (Singapore)
Gogoro Network, Taiwan Branch (Taiwan)
100%
GoPocket Taiwan Limited (Taiwan)
100%
Gogoro Taiwan Sales and Services Limited (Taiwan)
100%
Gogoro Singapore Holding Pte. Ltd. (Singapore)
100%
GoShare Taiwan Limited (Taiwan)
Rui Li Trading (Shanghai) Limited (PRC)
100%
Gogoro B.V. (Netherlands)
100%
Gogoro Network B.V. (Netherlands)
100%
Gogoro India Private Limited (India)
Gogoro Network B.V., France branch (France)
100%
Gogoro Europe Sales and Services B.V. (Netherlands)
100%
Rui Yi Trading (Shanghai) Limited (PRC)
Subsidiary
Branch office

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
Our headquarters are located in our largest, primary location in Taoyuan, Taiwan where we maintain approximately 27,500 m2 housing our offices, labs, vehicle manufacturing, and logistics. Additional nearby facilities house our battery pack manufacturing in an approximately 16,500 m2 facility where we manage the entire end-to-end production, assembly, and packaging of our Smart Batteries. Powertrains, motors, and component assemblies are produced in our specialized approximately 6,500 m2 motor manufacturing location. In 2023, we added a manufacturing facility and office spaces with approximately 8,100 m2 at various locations in India.
Our corporate offices are located in central Taipei, Taiwan, where we occupy approximately 8,500 m2 of office space to support our business unit management, corporate services, software, design, and marketing. Leases on each location are secured on multi-year contracts with favorable terms for long-term extensions.
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
We now have over 1.3 million batteries and more than 2,540 GoStation® locations in Taiwan and more than 500 locations in other markets that provide battery swapping services and other Smart Energy solutions. We had $380.3 million worth of battery packs and $63.1 million worth of production equipment and GoStations in our property, plant and equipment as of December 31, 2023. Based on our deployment plan for the next 12 months, we classified about $37.4 million of undeployed battery packs and related battery cells as construction in progress in property, plant and equipment from inventories on December 31, 2023. See information also in “Item 18. Financial Statements—Note 10 Property, Plant and Equipment.” Gogoro Smart Batteries and GoStations are core to our business in realizing the growth of the Gogoro Network. Our growth and success are highly dependent upon the continuing rapid adoption of and demand for ePTWs and battery swapping services. We and our partners will continue to invest in these core properties to support our growth strategy. We performed certain voluntary upgrades to our battery packs starting 2023 and will continue to do so in the future. Such upgrades are expected to improve batteries' capacity and extend the remaining useful life of those battery packs.
As we invest in our Taiwan and international expansions, we expect our capital expenditure to remain at approximately historical levels for the next few years. Our capital expenditures are mainly related to buildup and support of our battery swapping solutions as we expand our Gogoro Network’s ecosystem. We plan to invest more than $20 million in capital expenditure that is related to our battery manufacturing facilities in 2024.
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
A. Operating Results
Overview
In 2023, we announced new partnerships and pilot programs in India, Singapore and the Philippines. We continued to grow our total number of subscribers in Taiwan and coverage of our industry-leading GoStation® and smart battery packs.
We extended our Taiwan channel touchpoints by rolling out over 150 Gogoro Quick Service Stores. Gogoro Quick Service stores are smaller, more flexible, and service both electric vehicles as well as traditional ICE vehicles, creating opportunities for existing ICE service workers to become certified to also repair Gogoro’s electric vehicles. As the number of Gogoro Quick Service stores, our customers will be able to easily find a great service experience.
Our PBGN market share in Taiwan remains strong with 7.5%, 10.7%, and 11.9% share in year 2023 and 2022 and 2021, respectively. Our Gogoro Network™ business continues to demonstrate strong revenue and the number of subscribers grew to 587 thousand as of December 31, 2023 from 526 thousand as of December 31, 2022.
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
Results of Operations
Gogoro’s results of operations for the years ended December 31, 2023, 2022 and 2021 are presented below (U.S. dollars in thousands except for %):

	Year Ended December 31,			2023 vs. 2022Change		2022 vs. 2021 Change
	2023	2022	2021	$	%	$	%
Operating revenues	$349,846	$382,826	$366,009	(32,980)	(8.6)%	16,817	4.6%
Cost of revenues	298,907	325,113	304,921	(26,206)	(8.1)%	20,192	6.6%
Gross profit	50,939	57,713	61,088	(6,774)	(11.7)%	(3,375)	(5.5)%
Operating expenses:
Sales and marketing	50,976	60,273	53,855	(9,297)	(15.4)%	6,418	11.9%
General and administrative	44,440	70,972	33,951	(26,532)	(37.4)%	37,021	109.0%
Research and development	40,867	45,993	30,600	(5,126)	(11.1)%	15,393	50.3%
Listing expense	—	178,804	—	(178,804)	—	178,804	—
Other operating expenses	3,029	—	—	3,029	—	—	—
Total operating expense	139,312	356,042	118,406	(216,730)	(60.9)%	237,636	200.7%
Operating loss	(88,373)	(298,329)	(57,318)	209,956	(70.4)%	(241,011)	420.5%
Non-operating incomes and expenses:
Finance costs	(11,925)	(12,671)	(11,088)	746	(5.9)%	(1,583)	14.3%
Finance income	2,946	2,942	625	4	0.1%	2,317	370.7%
Other income	7,371	6,391	9,511	980	15.3%	(3,120)	(32.8)%
Other losses, net	(953)	(3,177)	(1,627)	2,224	(70.0)%	(1,550)	95.3%
Gains (losses) on financial liabilities at fair value through profit or loss	16,117	205,938	(7,465)	(189,821)	(92.2)%	213,403	(2858.7)%
Share of loss of investments accounted for using equity method	(1,221)	—	—	(1,221)	—	—	—
Total non-operating income and expenses	12,335	199,423	(10,044)	(187,088)	(93.8)%	209,467	(2085.5)%
Loss before income tax	(76,038)	(98,906)	(67,362)	22,868	(23.1)%	(31,544)	46.8%
Income tax expense	—	(2)	—	2	(100.0)%	(2)	—
Net loss	$(76,038)	$(98,908)	$(67,362)	22,870	(23.1)%	(31,546)	46.8%

	Year Ended December 31,			2023 vs. 2022Change		2022 vs. 2021 Change
Operating revenues:	2023	2022	2021	$	%	$	%
Sales of hardware and others	$218,061	$261,166	$266,422	(43,105)	(16.5)%	(5,256)	(2.0)%
Battery swapping service	131,785	121,660	99,587	10,125	8.3%	22,073	22.2%
Operating revenues	$349,846	$382,826	$366,009	(32,980)	(8.6)%	16,817	4.6%

	Year Ended December 31,			2023 vs. 2022Change		2022 vs. 2021 Change
Share-based compensation:	2023	2022	2021	$	%	$	%
Cost of revenues	$2,235	$4,149	$612	(1,914)	(46.1)%	3,537	577.9%
Sales and marketing	3,730	5,698	887	(1,968)	(34.5)%	4,811	542.4%
General and administrative	12,320	15,549	1,699	(3,229)	(20.8)%	13,850	815.2%
Research and development	8,039	12,511	1,840	(4,472)	(35.7)%	10,671	579.9%
Total	$26,324	$37,907	$5,038	(11,583)	(30.6)%	32,869	652.4%
Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022
Operating Revenues
Our operating revenues consist of two primary revenue streams:
▪“Sales of hardware and other revenue” includes revenues related to sales of electric scooters and related parts, sales of related service revenue, leasing revenue (GoShare℠ business), and
▪“Battery swapping service revenue” includes revenues related to battery swapping and energy services.

Total revenue decreased by $33.0 million, or 8.6%, from $382.8 million for the year ended December 31, 2022 to $349.8 million for the year ended December 31, 2023. This decline was primarily attributed to a decrease in Sales of hardware and other revenues. This decrease was partially offset by an increase in Battery swapping service revenue.
Sales of hardware and other revenues decreased by $43.1 million, or 16.5%, from $261.2 million for the year ended December 31, 2022 to $218.1 million for the year ended December 31, 2023. This decline was primarily attributed to the total number of electric scooters sold through retail and distribution channels, which decreased by 8.0 thousand units, or 12.3%, from 64.7 thousand units for the year ended December 31, 2022, to 56.7 thousand units for the year ended December 31, 2023. Gogoro market share in Taiwan was 6.5% for the full year of 2023, down 2.3% from 8.8% for the full year of 2022. Total PTW sales in Taiwan for the full year of 2023 was 870.6 thousand units, up 18.6% year over year while ePTW sales in Taiwan for the full year of 2023 was 79.8 thousand units, down 9.0% year over year. Both ePTW and PBGN markets were impacted by the continued deep discounts on ICE vehicles offered by Taiwan scooter manufacturers, as well as the increased purchases of ICE vehicles due to the expectation of discontinuation of certain government subsidies for scooter purchases. Despite our decision to lower prices on certain selected models (with the average selling price ("ASP") decreasing by 4.3% in 2023 compared to 2022), we refrained from matching the deep discounts provided by ICE OEMs, as we believe it is not in the best interest of our long-term growth strategy. Local ICE vehicle price competition and overall macroeconomic uncertainty hindered the pace of electrification in the Taiwan PTW market in 2023.
Battery swapping service revenue increased by $10.1 million, or 8.3%, from $121.7 million for the year ended December 31, 2022 to $131.8 million for the year ended December 31, 2023. Total subscribers at the end of the year exceeded 587 thousand, representing an increase of 11.6% from 526 thousand subscribers at the conclusion of the previous year. The year-over-year increase in battery swapping service revenue was primarily attributed to our larger subscriber base compared to last year, as well as the high retention rate of our subscribers. We continue to witness the strength of our subscription-based business model in attracting more customers, thereby maximizing the efficiency of our battery swapping network.
Cost of Revenues and Gross Margin
Costs of revenues decreased by $26.2 million, or 8.1%, from $325.1 million for the year ended December 31, 2022 to $298.9 million for the year ended December 31, 2023. This decline was primarily attributed to the lower sales volume of scooters. This decrease was partially offset by an increase in operating and maintenance cost, such as electricity expenses and depreciation expenses of leasing assets, resulting from the expanding user base of battery swapping energy services.
Gross margin decreased from 15.1% to 14.6% in the year ended December 31, 2023, as compared to the year ended December 31, 2022. This decrease in gross margin was driven by several factors, including a reduction in scooter prices, resulting in an ASP reduction due to a higher percentage of lower-priced scooters sold; a higher production cost per scooter due to lower sales volume; decreased revenues associated with more retail discounts; and some minor impacts related to discounting charges for customers adversely impacted by a voluntary and minor scooter recall and battery upgrade. This unfavorable change was partially offset by improved cost efficiencies in Gogoro's battery swapping services and enhancements in other operational efficiencies.
Sales and Marketing
Sales and marketing expenses decreased by $9.3 million, or 15.4%, from $60.3 million for the year ended December 31, 2022 to $51.0 million for the year ended December 31, 2023. This decrease was primarily due to a $2.0 million decrease in share-based compensation expense associated with the issuance of restricted stock awards, a $3.7 million decrease in payroll expenses resulting from the realignment of our organization structure, a $2.4 million decrease in spending on retail marketing campaigns and product launches, and a $0.8 million decrease in one-time headcount-related expenses incurred during the preceding year.
General and Administrative
General and administrative expenses decreased by $26.5 million, or 37.4%, from $71.0 million for the year ended December 31, 2022, to $44.4 million for the year ended December 31, 2023. This decrease was primarily due to a $20.9 million decrease in acquisition-related expenses consist of banker, legal, accounting, printer costs and other advisory fees associated with our Nasdaq listing incurred in the previous year, a $3.2 million decrease in share-based compensation expense associated with the issuance of restricted stock awards, and a $1.1 million decrease in expenditures associated with risk management costs from 2022. Other than the aforementioned factors, general and administrative expenses remained relatively stable due to enhanced expense controls, leading to a reduction in payroll and other headcount-related expenses.
Research and Development
Research and development expenses decreased by $5.1 million, or 11.1%, from $46.0 million for the year ended December 31, 2022, to $40.9 million for the year ended December 31, 2023. This decrease was primarily due to a $4.5 million decrease in share-based compensation expense associated with the issuance of restricted stock awards; other than that, our investment in research and development expenses remained relatively stable to support our expanding product roadmap and to remain ahead in technologies, such as our proprietary batteries for swapping.
Listing expense

Listing expense was generated from the non-cash charges in connection with the merger with Poema in 2022, the excess fair value of shares issued by Gogoro in exchange for the net assets of Poema. This listing expense for the merger is not recurring with respect to past transactions.
Other Operating Expenses
Other operating expenses in 2023 consist of $1.6 million loss on disposal of property, plants and equipment and $1.4 million non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is underutilized in 2023.
Other Income
Other income increased by $1.0 million, or 15.3%, from $6.4 million for the year ended December 31, 2022, to $7.4 million for the year ended December 31, 2023. This increase was primarily due to an increase in income from government grants related to our battery-swapping energy services.
Other Losses, net
Other losses, net changed favorably by $2.2 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This favorable change was primarily due to fluctuations in foreign currency exchange rates.
Gains (losses) on financial liabilities at fair value through profit or loss
The gains or losses on financial liabilities at FVTPL encompass unrealized gains or losses recognized in profit or loss attributable to balances held at the end of the reporting period. Gains on financial liabilities at FVTPL changed unfavorably by $189.8 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily due to the change in the fair value of the financial liabilities associated with outstanding earnout shares, earn-in shares and warrants. The valuation of fair value was influenced by fluctuations in the Gogoro stock price compared to the corresponding periods in previous years.
Share of loss of investments accounted for using equity method
Share of loss of investments accounted for using equity method increased unfavorably by $1.2 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. This unfavorable change was primarily due to the losses incurred on overseas long-term equity investments during 2023.
Finance Costs
Finance costs decreased by $0.7 million, or 5.9%, from $12.7 million for the year ended December 31, 2022, to $11.9 million for the year ended December 31, 2023. This decrease was primarily due to the lower principal balance short-term borrowings in 2023.
Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021
For a discussion of our results of operations for the year ended December 31, 2022 compared with the year ended December 31, 2021, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021” of our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 31, 2023.
B. Liquidity and Capital Resources
As of December 31, 2023, we held cash and cash equivalents of $173.9 million, which included cash on hand, checking accounts and demand deposits, time deposits, and repurchase agreements collateralized by bonds. We also had other current financial assets of $3.3 million, consisted of time deposits with original maturities of more than three months and restricted deposits. We had current assets of $266.1 million and current liabilities of $214.1 million as of December 31, 2023. These liabilities primarily consisted of short-term borrowings, financial liabilities at fair value through profit or loss (including earnout liabilities, earn-in liabilities and warrant liabilities), notes and trade payable, and current portion of long-term borrowings. We incurred a net loss of $76.0 million and a net loss of $98.9 million for the year ended December 31, 2023 and 2022, respectively. We anticipate that we will continue to incur net losses in the short term as we continue to execute on our growth strategy. Since inception, we have financed our operations through our sales, a syndicated loan and revolving credit facilities with banks or financial institutions, other borrowings and debt capital, and contributions from shareholders. In 2022, we raised $327.0 million in net proceeds, after paying off $17.8 million assumed liabilities from completion of the merger with Poema Global on April 4, 2022, completed a new $345.0 million syndicated credit facility and paid off a $182 million old credit facility obligation, and extended the outstanding NT$3,975 million of an existing credit facility for an additional three years to December 2025.
We believe that our current levels of cash, available credit facilities and cash flows from operations will be sufficient to meet our anticipated cash needs in the near future. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in battery swapping and energy network, technology, manufacturing equipment and machinery, tooling equipment and leasehold improvements as Gogoro continues to invest in its business infrastructure and scales its operations in Taiwan and internationally. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.
Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows (U.S. dollars in thousands):

	For the years ended December 31,
	2023	2022	2021
Net cash generated from (used in) operating activities	$59,095	$(64,790)	$80,794
Net cash used in investing activities	(136,626)	(101,102)	(41,518)
Net cash generated from financing activities	15,151	186,396	61,764
Effects of exchange rate changes on cash and cash equivalents	165	(1,833)	(2,653)
Net (decrease) increase in cash and cash equivalents	$(62,215)	$18,671	$98,387
Operating Activities
Cash flows from operating activities are reinvested to support the growth of our business. We invest in research and development, sales and marketing activities, general and administrative expenses, and working capital requirements. Our operating cash inflows comprise revenue from various sources, including cash from sales of electric scooters and related hardware, revenue from battery swapping and energy services, leasing revenue, and revenue from sales-related services. These cash inflows are offset by payments to suppliers for production materials and parts utilized in our manufacturing process, operating expenses, and interest payments on our financings.
During the year ended December 31, 2023, net cash generated from operating activities was $59.1 million. The primary factors affecting operating cash flows during this period were a net loss of $76.0 million, adjusted by non-cash charges totaling $125.4 million. These non-cash charges mainly consist of depreciation and amortization expenses of $98.4 million and share-based compensation of $26.3 million, partially offset by a change in fair value of financial liabilities of $16.1 million. Additionally, there was a favorable change in net operating assets and liabilities of $18.5 million, primarily driven by a significant decrease in inventories resulting from improved demand-supply management.
Investing Activities
Cash used in investing activities primarily relate to capital expenditures for batteries in support of energy usage and battery swapping, manufacturing equipment and machinery, tooling equipment, and leasehold improvements as we continue to invest in our business infrastructure and scale our manufacturing operations.
For the year ended December 31, 2023, net cash used in investing activities was $136.6 million. This primarily consisted of cash outflows for investing in fixed assets, mainly consisting of batteries and machinery equipment, to support our battery-swapping energy services. Additionally, there was a $18.9 million cash outflow for investing in Bycyshare Technologies Private Limited (“Zypp”) and Gogoro Philippines Inc., which were accounted for using equity method during 2023.
Financing Activities
Cash inflows from financing activities primarily stem from proceeds from the increase of bank loans, while being offset by cash outflows from the repayment of bank loans.
For the year ended December 31, 2023, net cash generated from financing activities was $15.2 million. This was primarily attributable to proceeds from long-term borrowings of $114.6 million and proceeds from short-term borrowings of $40.5 million. This cash inflow was partially offset by repayments of short-term borrowings of $72.8 million, repayments of long-term borrowings of $54.4 million, and repayments of principal portion of lease liabilities of $12.6 million.
Material Cash Requirements from Known Contractual Obligations
Our primary contractual obligations consist of liabilities related to outstanding loan agreements as well as lease arrangements and payables arising from operating activities.
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

As of December 31, 2023, we had outstanding $508.1 million in aggregate principal amount of indebtedness, of which $207.9 million is scheduled to become due in the succeeding 12 months, where includes $63.6 million of non-interest bearing liabilities, $131.5 million of bank loans, and $12.9 million of lease liabilities. For the rest of outstanding indebtedness, we have $299.9 million scheduled to become due in the future one to five years, and other $0.2 million scheduled to become due in more than 5 years.
Dividends
Within the organization, investor cash inflows have all been received by Gogoro Inc., the parent Cayman entity. Cash to fund our operations is transferred from: (i) the Cayman parent to its operating companies through capital contributions; and (ii) operating companies to other operating companies through capital contributions.
As a holding company, Gogoro Inc. may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Gogoro Inc. For the year ended December 31, 2023, neither Gogoro Inc. nor any of its subsidiaries paid dividends or made distributions. Gogoro Inc. paid out an aggregate amount of $2.1 million and $7.0 million as dividends to shareholders of redeemable preferred shares for the years ended December 31, 2022 and 2021, respectively.
We incurred a net loss in fiscal year 2023 and we do not expect to distribute earnings in the near future. Going forward, we intend to continue to invest the profit generated from our business operations in new markets or business lines.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2023 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
Estimated Useful Lives of Property, Plant and Equipment
The costs of property, plant and equipment are charged as depreciation expense over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in depreciable lives and therefore depreciation expense in future periods. See more information in “Item 18. Financial Statements—Note 10 Property, Plant and Equipment” for information in relation to estimated useful lives of property, plant and equipment.
Net Realizable Value of Inventories
We write down the carrying amount of inventories to the net realizable value if those inventories are damaged, if they have become wholly or partially obsolete, if their selling prices have declined, if they have been acquired for an excessive period or time, or if they are slow-moving. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize. These estimates take into consideration factors including fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period. See “Item 18. Financial Statements—Note 7 Inventories” for information in relation to net realizable value of inventories.
Provisions for Product Warranty
We accrue a warranty reserve for the electric scooters sold, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters. These estimates are inherently uncertain due to our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of comprehensive income. See “Item 18. Financial Statements—Note 16 Provisions for Product Warranty” for information in relation to provisions for product warranty.
Share-based Payment Arrangements
To determine the fair value of restricted shares granted to executives and employees, we estimated the grant date fair value of our common stock using the income approach which incorporates future growth prospects and economic benefits resulting from the execution of our business strategy and anticipated operational improvements. Since we were previously privately-held, the pricing inputs, including but not limited to the discount rate and perpetual growth rate, were estimated based on our peer or similar companies. To determine the fair values of share options granted to directors, executives and employees, we estimate the grant date fair values of our share options using the Binomial Model which incorporates probabilities of upward and downward movements of stock price and anticipated exercise behavior of the holders of such options. Since we were newly listed and do not have a sufficient length of historical stock price record, some of the pricing inputs, including but not limited to the expected stock price volatility and expected early-exercise multiples, are estimated based on our guideline companies or empirical study results. If the actual changes of inputs in the future differ from expectation, the fair value might vary accordingly. See “Item 18. Financial Statements—Note 22 Share-based Payment Arrangements” for information in relation to share-based payment arrangements.
Fair Value Measurement of Financial Liabilities at FVTPL
Some of our financial liabilities at FVTPL are categorized within Level 3 in the fair value measurements according to IFRS 13 “Fair Value Measurement.” The valuation of earnout liabilities, earn-in liabilities and Private Placement Warrants are performed using Monte Carlo simulations with unobservable inputs including the volatility in connection with the financial instruments. Significant judgment is required to determine the appropriateness of those unobservable inputs. See “Item 18. Financial Statements—Note 13 Financial Liabilities at Fair Value Through Profit or Loss” for information in relation to financial liabilities at FVTPL and “—Note 24 Financial Instruments” for information in relation to the fair value measurement.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information concerning our current directors and executive officers as of the date of this report:

Name	Age	Position(s)
Horace Luke	53	Chief Executive Officer, Chairman of the Board and Director
Bruce Aitken	54	Chief Financial Officer
Ming-I Peng	55	Chief Product Officer
Alan Pan	48	Chief Revenue Officer
Pass Liao	49	Chief Operating Officer
Michael R. Splinter(1)	73	Director
Yoshihiko Yamada(4)(5)	72	Director
Hui-Ming "HM" Cheng(2)(6)	69	Director
Homer Sun	52	Director
Chung-Yao Yin(3)	40	Director
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
Pass Liao has served as Chief Operating Officer of Gogoro since October 2022 overseeing operations, enforcing and implementing operations standards, budget and cost control and all corporate operations; Mr. Liao had served as the General Manager of Gogoro Solutions from July 2019 to September 2022. Mr. Liao was responsible for our PBGN program, a program focused on fostering a new range of electric vehicles that integrate with the Gogoro Network™ from a variety of vehicle makers. Prior to that, Mr. Liao served as our Vice President of New Product Development from 2015 to June 2019, and as our Senior Director of Quality from 2013 to 2015. Prior to joining Gogoro, Mr. Liao served as a TQE Leader, Asia, at IKEA from 2010 to 2013. Mr. Liao holds a B.S. in Mechanical Engineering from National Taiwan Ocean University.
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
Chung-Yao Yin has served on our board of directors since April 2022 following the Closing of Business Combination. Mr. Yin has served as Chairman of Nan Shan Life Insurance Co., Ltd. since June 2022 and as a member of its board of directors since June 2016. Mr. Yin previously served as Vice Chairman of Nan Shan Life Insurance Co., Ltd. from December 2019 to June 2022 and Special Assistant to the Chairman at Nan Shan Life Insurance Co., Ltd. from November 2016 to September 2019.
Mr. Yin has served on the board of directors of Gogoro Taiwan Limited since June 2019, Gogoro Taiwan Sales and Services Limited since June 2019, GoShare Taiwan Limited since July 2019, Gogoro Network since May 2019, Gogoro Network Pte. Ltd. since July 2019, Gogoro Singapore Holding Pte. Ltd. since July 2019 and GoShare Pte. Ltd. since July 2019.

Mr. Yin has served on the board of directors of Fuh Hwa Securities Investment Trust Co., Ltd. since May 2023, Ruen Tai Shing Co., Ltd. and Ying Jia Investment Co., Ltd. since June 2022, Obigen Pharma, Inc. since April 2021, Nan Shan Life Charity Foundation since January 2020, Yi Tai Investment Co., Ltd., Ren Ying Enterprise Co., Ltd., Chang Chun Investment Co., Ltd., Sheng Cheng Investment Co., Ltd., Ruentex Leasing Co., Ltd., Ruen Hua Dyeing & Weaving Co., Ltd. and Jing Hong Investment Co., Ltd since June 2018, Nan Shan General Insurance Company, Ltd. since September 2016, Ruentex Development Co., Ltd. since July 2016, Ruen Chen Investment Holding Co., Ltd. and Ruentex Industries Co., Ltd. since June 2016, Ruentex Materials Co., Ltd. and Ruentex Engineering & Construction Co., Ltd. since May 2016, Ruentex Xu-Zhan Development co., Ltd. since April 2016, Peng-Lin Investment Limited since July 2013, the Tang Prize Foundation since 2012, the Yin Shu-Tien Medical Foundation and the Mr. Hsun-Ruo YIN Educational Foundation since 2006. Mr. Yin holds a Doctor of Philosophy in Oriental Studies from the University of Oxford.
We believe Mr. Yin is qualified to serve on our board of directors based on his experience in business management and operations.
Board Diversity Matrix
Below is our board diversity matrix as of the date of this annual report:

Board Diversity Matrix (as of March 29, 2024) *
Country of Principal Executive Offices:	Taiwan
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did Not Disclose Demographic Background	0
*The only change from our last reported Board Diversity Matrix (posted on our website at https://investor.gogoro.com/corporate/corporate-governance) is that Mr. Ming-Shan Lee resigned from his position as a director of the board of directors, effective January 12, 2024.
Our company is a foreign issuer, and we have three directors on our board of directors that identify themselves as underrepresented individuals in Taiwan as of the date of this annual report. Accordingly, we meet the diversity objective under Nasdaq’s Board Diversity Rule as of the date of this annual report.
Family Relationships
There are no familial relationships among our directors and executive officers.
B. Compensation of Directors and Executive Officers
Aggregate Compensation of Our Executive Officers and Directors
In 2023, we paid and accrued aggregate salaries and benefits (excluding share-based awards) of approximately $2.9 million and share-based awards underlying an aggregate of 3,066,400 ordinary shares of our company.
For information regarding share-based awards granted to our directors and executive officers, see “— Equity Incentive Plans” below.
Equity Incentive Plans
2022 Equity Incentive Plan
Our board of directors approved our 2022 Equity Incentive Plan, or the 2022 Plan, which became effective immediately prior to the closing of the Business Combination and was amended on February 15, 2023. The 2022 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the U.S. Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors and consultants and employees and consultants of any of our parents or subsidiaries. For the avoidance of doubt, the administrator may grant awards to any of the foregoing service providers, including individuals who may be considered “related parties” under the Nasdaq listing rules, including as consideration in a transaction or series of related transactions in which a related party has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in Gogoro or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions. We have six non-employee directors, and together with our subsidiaries, collectively have approximately 2,000 employees (including employee directors) and no consultants. Each of these individuals are eligible to be selected to receive an award under the 2022 Plan if selected by the administrator.
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
As of December 31, 2023, the following awards were outstanding under our 2019 Plan: restricted stock awards covering 3.42 million of our ordinary shares.
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
Share-based Awards Held by Our Directors and Officers
As of February 29, 2024, RSUs which represent 1,690,070 underlying Gogoro Ordinary Shares and options which represent 11,138.450 underlying Gogoro Ordinary Shares were outstanding (which do not include the Gogoro Ordinary Shares underlying the vested RSUs). The following table summarizes the unvested restricted shares and outstanding RSUs and options held as of February 29, 2024 by our directors and executive officers under our equity incentive plans.

Name of Beneficial Owner	Number of unvested Restricted Shares	Number of outstanding RSUs/options granted		Exercise price (per option granted)	Shares underlying outstanding RSUs/options granted	Date of grant	Date of Expiration
Horace Luke	1,971,586					Before April 4, 2022
		200,000	(1)		200,000	August 18, 2022
		1,800,000	(2)	$5.20	1,800,000	August 18, 2022	August 17, 2032
		1,125,000	(2)	$3.01	1,125,000	August 17, 2023	August 16, 2033
Bruce Aitken	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
		*	(2)	$3.01	*	August 17, 2023	August 16, 2033
Ming-I Peng	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
		*	(2)	$3.01	*	August 17, 2023	August 16, 2033
Alan Pan	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
		*	(2)	$3.01	*	August 17, 2023	August 16, 2033
Pass Liao	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
Michael R. Splinter		*	(2)	$3.00	*	March 31, 2023	March 30, 2033
Yoshihiko Yamada		—			—
Hui-Ming Cheng	*					Before April 4, 2022
		*	(2)	$3.00	*	March 31, 2023	March 30, 2033
Homer Sun		200,000	(2)	$3.00	2	March 31, 2023	March 30, 2033
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
C. Board Practices
Board Composition

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and directions to our management. We have six directors on our board of directors. Horace Luke serves as Chairman of our board of directors. The board of directors meets on a regular basis and additionally as required.
We have a staggered board that consists of directors grouped into three classes and each class serving a three-year term:
▪Class I, which consists of Horace Luke, whose term will expire at our 2026 annual meeting of shareholders.
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
Director Independence
Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Chung-Yao Yin, Michael R. Splinter, Yoshihiko Yamada, Hui-Ming Cheng and Homer Sun qualify as independent as defined under the listing rules of Nasdaq and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.
Board Oversight of Risk
One of the core functions of our board of directors is to be informed about oversight of our risk management process. We do not have a standing risk management committee, but rather administer this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight.
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, and adopted a charter for each of the committees, which comply with the applicable requirements of current Nasdaq rules. The charter of each committee is available on our website.
Audit Committee
Hui-Ming Cheng and Yoshihiko Yamada serve as members of the audit committee. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by our board of directors after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.
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

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to:
•reviewing and approving our compensation program and compensation of our executive officers and directors,
•monitoring our incentive and equity-based compensation plans,
•preparing the compensation committee report under the rules and regulations of the SEC, and
•reviewing and evaluating on an annual basis the performance of the compensation committee and recommending such changes as deemed necessary by our board of directors.
Nominating and Corporate Governance Committee
Chung-Yao Yin and Hui-Ming Cheng serve on our nominating and corporate governance committee. Chung-Yao Yin serves as chair of the nominating and corporate governance committee.
The primary purpose of our nominating and corporate governance committee is to assist our board of directors in:
•Screen and recommend individuals to be elected by our board of directors to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of our board of directors. The nominating and corporate governance committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which board candidates are chosen,
•identifying individuals qualified to become new board of directors’ members, consistent with criteria approved by the board of directors,
•reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders,
•identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee,
•reviewing and recommending to the board of directors’ corporate governance principles applicable to us,
•overseeing the evaluation of the board of directors and management and
•handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
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
D. Employees
We employ engineers engaged in research and development, professionals dedicated to consumer sales, support, marketing and services, technicians dedicated in production and manufacturing, and personnel served in general and administrative. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors and consultants. We believed that Gogoro management establishes a good working partnership with employees, and we have not experienced any significant labor disputes. The following table provides our average number of employees by function in 2023, 2022, and 2021, respectively.

	December 31,
	2023	2022	2021
Consumer sales, support, marketing and services	320	457	456
General and administrative	201	179	183
Production and manufacturing	938	967	954
Research and development	433	445	428
Total	1,892	2,048	2,021
E. Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 with respect to:
•each of our directors and executive officers;
•each person known to us to own beneficially more than 5% of our ordinary shares; and
•all of our directors and officers as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 29, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and 13G filed with the SEC, as indicated in the table footnotes.
Based on 245,799,435 Gogoro Ordinary Shares issued and outstanding as of February 29, 2024, adjusted for each beneficial owner’s options and warrants held by that person that are exercisable or will be exercisable within 60 days from February 29, 2024.
Unless otherwise noted, the business address of each of the following beneficial owners is 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan District, Taipei City 105, Taiwan.

Name of Beneficial Owner	Gogoro Ordinary Shares	Percentage
All 5% or Greater Shareholders
Gold Sino Assets Limited(1)	52,717,063	21.4%
Director and Executive Officers
Horace Luke(3)	18,655,309	7.4%
Bruce Aitken	*	*
Ming-I Peng	*	*
Alan Pan	*	*
Pass Liao	*	*
Michael R. Splinter	*	*
Yoshihiko Yamada	*	*
Hui-Ming Cheng	*	*
Homer Sun(4)	7,648,774	3.1%
Chung-Yao Yin	9,890,764	4.0%
All executive officers and directors as a group (10 persons)	40,441,513	16.5%
________________________________________
*Less than one percent (1%) of Gogoro Ordinary Shares.
(1)Consists of Gogoro Ordinary Shares held by Gold Sino Assets Limited. The address of Gold Sino Assets Limited is Vistra Corporate Services Centre Ground Floor, NPF Building Beach Road Apia Samoa.
(2)Consists of (i) 5,908,202 Ordinary Shares held by Innovative Creations LLC, (ii) 2,954,102 Ordinary Shares held by Polymath Limited, (iii) 2,954,102 Ordinary Shares held by Joy Billion Holdings Limited, (iv) 430,260 Ordinary Shares held by Mr. Luke, (v) 960,374 Ordinary Shares held by Ms. Nine, (vi) 1,969,399 Ordinary Shares that are vesting within 60 days from February 29, 2024 pursuant to the terms of the restricted shares held by Innovative Creations LLC, (vii) 984,699 Ordinary Shares that are vesting within 60 days from February 29, 2024 pursuant to the terms of the restricted shares held by Polymath Limited, (viii) 984,699 Ordinary Shares that are vesting within 60 days from February 29, 2024 pursuant to the terms of the restricted shares held by Joy Billion Holdings Limited, (ix) 2,187 Ordinary Shares that are vesting within 60 days from February 29, 2024 pursuant to the terms of the restricted shares held by Mr. Luke, (x) 1,181,250 Ordinary Shares that Mr. Luke has the right to acquire pursuant to the terms of the share option held by him, (xi) 321,485 Ordinary Shares that are vesting within 60 days from February 29, 2024 pursuant to the terms of the restricted shares held by Ms. Nine and (xii) 4,550 Ordinary Shares that Ms. Nine has the right to acquire pursuant to the terms of the share option held by her. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares. The address of Innovative Creations LLC is 8 the Green, Suite A, Dover, Delaware 19901. The address of both Polymath Limited and Joy Billion Holdings Limited is Portcullis (Samoa) Ltd at Portcullis Chambers, P.O. Box 1225, Apia, Samoa.
(3)Consists of (i) 3,321,274 Gogoro Ordinary Shares held by Mr. Sun, (ii) 187,500 Gogoro Ordinary Shares held by Mr. Sun’s spouse, (iii) 3,760,000 Gogoro Ordinary Shares issuable upon the exercise of private placement warrants held by Mr. Sun for an exercise price of $11.50, exercisable within 60 days from February 29, 2024 and (iv) 200,000 Ordinary Shares that Mr. Sun has the right to acquire pursuant to the terms of the share option held by him.
For a description of arrangements involving employees in the capital of Gogoro, see “—B. Compensation of Directors and Executive Officers—Equity Incentive Plans.”
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
On August 9, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.
In the year ended December 31, 2023, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered.
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
Exchange Controls in Taiwan
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
Subject to the discussion under “—Passive Foreign Investment Company Rules” below, if we make distributions of cash or property on the Gogoro Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. We do not intend to provide calculations of its earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividends that a U.S. Holder receives (including any withheld taxes) will be includable in such U.S. Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
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
There can be no assurance that Gogoro Ordinary Shares will be considered “readily tradable” on an established securities market in the United States in accordance with applicable legal authorities. Furthermore, there can be no assurance that Gogoro will not be treated as a PFIC in any taxable year. See discussion below under “—Passive Foreign Investment Company Rules.” U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Gogoro Ordinary Shares.
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
Based on the fiscal year 2023 composition of our income, assets and operations and that of our subsidiaries, we do not believe we will be treated as a PFIC for the 2024 taxable year or in future taxable years. However, there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the U.S. Internal Revenue Service will not take a contrary position or that a court will not sustain such a challenge by the U.S. Internal Revenue Service.
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
The following table details Gogoro’s sensitivity to a 1% increase in NTD against USD. The sensitivity analysis included only outstanding foreign currency denominated monetary items. A positive number below indicated a decrease in pre-tax loss or an increase in equity associated with a 1% strengthening of NTD against USD. For a 1% weakening of NTD against USD, there would be an equal and opposite impact on pre-tax loss or equity, and the balances below would be negative.

	For the Year Ended December 31
	2023	2022	2021
Profit or loss	$(90)	$(42)	$(90)
Equity	2,106	2,350	2,067
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

	As of December 31,
	2023	2022
Fair value interest rate risk
Financial assets	$129,917	$184,669
Financial liabilities	60,970	68,422
Cash flow interest rate risk
Financial assets	49,465	56,357
Financial liabilities	410,617	381,599
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
If interest rates had been 10 basis points higher/lower and all other variables were held constant, our loss for the years ended December 31, 2023, 2022 and 2021 would increase/decrease by $0.4 million, $0.3 million and $0.4 million, respectively.
Credit Risk
Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to Gogoro. Our credit risk was mainly arising from bank deposits, trade receivables, other financial assets, and refundable deposits. We adopted a policy of only dealing with creditworthy counterparties and financial institutions, where appropriate, as a means of mitigating the risk of financial loss from defaults.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, our management has concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on this evaluation, our management concluded that our internal control over financial reporting as of December 31, 2023 was effective.
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

	For the Year Ended December 31,
	2023	2022

	(in thousands)
Audit fees(1)	$801	$752
Tax fees(2)	48	51
All other fees(3)	3	3
Total	$852	$806
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
(3)“All other fees” means the annual license fees for use of accounting search tool searching for IFRS and studies of SEC-related rules and regulations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte & Touche, including audit services, tax services and other services as described above, other than those for de minimis services that are approved by the audit committee prior to the completion of the audit.
ITEM 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16.F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16.G.    CORPORATE GOVERNANCE
Gogoro is a foreign private issuer within the meaning of the rules under the Exchange Act and our ordinary shares and Public Warrants are listed on the Nasdaq Global Select Market. The Nasdaq Global Select Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. As such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors, have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors, nor have an audit committee of at least three members. We have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.
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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES

Not applicable
ITEM 16.K. CYBERSECURITY
Risk management and strategy
Identifying, assessing, and managing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through third-party assessments, internal IT Audits, IT security, governance, risk and compliance reviews. We have in place certain security infrastructure, systems, policies, and procedures that are designed to proactively and reactively address circumstances that arise when unexpected events such as a cybersecurity incident occur. These include processes for assessing, identifying, and managing material risks from cybersecurity threats. Our information security management program generally follows processes outlined in frameworks such as the ISO 27001 international standard for Information Security and we evaluate and evolve our security measures as appropriate. As part of the above processes, we regularly engage ISO auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards. Since May 2022, our Information Security Management System has been certified for the succeeding three years to conform to ISO/IEC 27001:2013 requirements.
We also have a vendor risk assessment process consisting of distributing and reviewing supplier questionnaires designed to help us evaluate cybersecurity risks that we may encounter when working with third parties that have access to confidential and other sensitive company information. We take steps designed to ensure that such vendors have implemented data privacy and security controls that help mitigate the cybersecurity risks associated with these vendors. We routinely assess our high-risk suppliers’ conformance to industry standards (e.g., ISO 27001 and ISO 27701), and we evaluate them for additional information, product, and physical security requirements.
As we generate and process a large amount of data through our platform and rely on our IT systems for our business operations, we face risks associated with cybersecurity threats. For more details, see “Item 3.D — Risk Factors — Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm reputation regardless of the outcome”; “— Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business”; “— Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of our subscription services, harm our business and subject us to liability” and “Any failure by us to comply with laws or regulations relating to privacy, data protection, cybersecurity, and consumer protection of the jurisdictions in which we operate or where our products are sold may harm us”.
Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive regular cybersecurity updates from senior management, including leaders from our Information Security, Platform & Solutions, Compliance, and Legal teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, the status of how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any), and the status of key information security initiatives.
We have established a cross-functional leadership team, consisting of executive-level leaders from cybersecurity, IT, operations, and legal teams, that meets regularly to review cybersecurity matters and evaluate emerging threats. With oversight and guidance provided by the cross-functional leadership team, our information security teams refine our practices to address emerging security risks and changes in regulations. Our executive-level leadership team also participates in cybersecurity incident response efforts by engaging with the incident response team and helping direct the company’s response to and assessment of certain cybersecurity incidents.

PART III
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to “Item 18. Financial Statements."
ITEM 18.    FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Gogoro Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Gogoro Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
March 29, 2024
We have served as the Company’s auditor since 2014.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2022
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	As of December 31,
	2023	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 5 and 24)	$173,885	$236,100
Trade receivables (Notes 2, 6, 18 and 24)	17,135	16,143
Inventories (Notes 2 and 7)	53,109	114,701
Other assets, current (Notes 2, 8 and 24)	22,009	30,961
Total current assets	266,138	397,905
NON-CURRENT ASSETS
Property, plant and equipment (Notes 2 and 10)	501,876	442,969
Right-of-use assets (Notes 2 and 11)	30,412	21,089
Investments accounted for using equity method (Notes 2 and 9)	17,741	—
Other assets, non-current (Notes 2, 8 and 24)	18,063	11,460
Total non-current assets	568,092	475,518
Total assets	$834,230	$873,423
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Borrowings, current (Notes 2, 12 and 24)	$75,590	$87,982
Financial liabilities at fair value through profit or loss (Notes 2, 13 and 24)	30,832	46,949
Notes and trade payables (Notes 2, 14 and 24)	38,117	38,879
Contract liabilities (Notes 2 and 18)	11,606	12,965
Lease liabilities, current (Notes 2, 11 and 24)	11,296	10,073
Provisions, current (Notes 2 and 16)	4,174	4,812
Other liabilities, current (Notes 2, 15 and 24)	42,439	46,506
Total current liabilities	214,054	248,166
NON-CURRENT LIABILITIES
Borrowings, non-current (Notes 2, 12 and 24)	334,581	293,192
Lease liabilities, non-current (Notes 2, 11 and 24)	18,842	11,400
Provisions, non-current (Notes 2 and 16)	2,332	3,238
Other liabilities, non-current (Notes 2, 15 and 24)	15,734	18,453
Total non-current liabilities	371,489	326,283
Total liabilities	585,543	574,449
EQUITY (Notes 2 and 17)
Share capital	24	24
Reserves	248,663	298,950
Total equity	248,687	298,974
Total liabilities and equity	$834,230	$873,423
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in Thousands of U.S. Dollars, Except Loss Per Share)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2023	2022	2021
OPERATING REVENUES (Notes 2, 18 and 27)	$349,846	$382,826	$366,009
COSTS OF REVENUES (Notes 2, 7, 10 and 19)	298,907	325,113	304,921
GROSS PROFIT	50,939	57,713	61,088
OPERATING EXPENSES (Notes 2, 4, 6, 10, 19 and 25)
Sales and marketing	50,976	60,273	53,855
General and administrative	44,440	70,972	33,951
Research and development	40,867	45,993	30,600
Listing expense	—	178,804	—
Other operating expenses	3,029	—	—
Total operating expenses	139,312	356,042	118,406
OPERATING LOSS	(88,373)	(298,329)	(57,318)
NON-OPERATING INCOMES AND EXPENSES (Notes 2, 10 and 19)
Finance costs	(11,925)	(12,671)	(11,088)
Finance income	2,946	2,942	625
Other income	7,371	6,391	9,511
Other losses, net	(953)	(3,177)	(1,627)
Gains (losses) on financial liabilities at fair value through profit or loss	16,117	205,938	(7,465)
Share of loss of investments accounted for using equity method	(1,221)	—	—
Total non-operating incomes and expenses	12,335	199,423	(10,044)
LOSS BEFORE INCOME TAX	(76,038)	(98,906)	(67,362)
INCOME TAX EXPENSE (Notes 2 and 20)	—	(2)	—
NET LOSS	(76,038)	(98,908)	(67,362)
OTHER COMPREHENSIVE (LOSS) INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation	(691)	(16,180)	3,005
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(76,729)	$(115,088)	$(64,357)
LOSS PER SHARE (in U.S. dollars) (Note 21)
Basic and diluted	$(0.32)	$(0.45)	$(0.35)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousand shares)	234,803	222,000	193,334
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	Share Capital (Note 17)		Reserves (Note 17)
	Ordinary Shares	Preferred Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
BALANCE AS OF JANUARY 1, 2021	$14	$85,714	$127,956	$(49,247)	$18,595	$183,032
Net loss for the year ended December 31, 2021	—	—	—	(67,362)	—	(67,362)
Other comprehensive income for the year ended December 31, 2021	—	—	—	—	3,005	3,005
Total comprehensive loss for the year ended December 31, 2021	—	—	—	(67,362)	3,005	(64,357)
Issuance of restricted shares (Note 22)	1	—	(1)	—	—	—
Shared-based payments (Note 22)	—	—	5,038	—	—	5,038
BALANCE AS OF DECEMBER 31, 2021	15	85,714	132,993	(116,609)	21,600	123,713
Net loss for the year ended December 31, 2022	—	—	—	(98,908)	—	(98,908)
Other comprehensive loss for the year ended December 31, 2022	—	—	—	—	(16,180)	(16,180)
Total comprehensive loss for the year ended December 31, 2022	—	—	—	(98,908)	(16,180)	(115,088)
Issuance of ordinary shares	9	—	472,570	—	—	472,579
Repurchase of Series C preferred shares	—	(85,714)	—	—	—	(85,714)
Recognition of earnout liabilities (Note 13)	—	—	—	(134,423)	—	(134,423)
Shared-based payments (Note 22)	—	—	37,907	—	—	37,907
BALANCE AS OF DECEMBER 31, 2022	24	—	643,470	(349,940)	5,420	298,974
Net loss for the year ended December 31, 2023	—	—	—	(76,038)	—	(76,038)
Other comprehensive loss for the year ended December 31, 2023	—	—	—	—	(691)	(691)
Total comprehensive loss for the year ended December 31, 2023	—	—	—	(76,038)	(691)	(76,729)
Issuance of ordinary shares	—	—	118	—	—	118
Shared-based payments (Note 22)	—	—	26,324	—	—	26,324
BALANCE AS OF DECEMBER 31, 2023	$24	$—	$669,912	$(425,978)	$4,729	$248,687
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(76,038)	$(98,908)	$(67,362)
Adjustments for:
Depreciation expenses	97,798	93,875	93,776
Amortization expenses	579	932	1,043
Impairment losses (reversal of impairment losses)	4,338	3,568	(120)
Share-based payments	26,324	37,907	5,038
Listing expense	—	178,804	—
Finance costs	11,925	12,671	11,088
Finance income	(2,946)	(2,942)	(625)
Loss on disposals of property, plant and equipment	1,642	—	—
Other losses	615	973	315
(Gain) loss on financial liabilities at fair value through profit or loss	(16,117)	(205,938)	7,465
Share of loss of investments accounted for using equity method	1,221	—	—
Income tax expense	—	2	—
Changes in operating assets and liabilities:
Increase in trade receivables	(1,483)	(41)	(3,669)
Decrease (increase) in inventories	21,709	(44,609)	21,200
Decrease (increase) in other assets	9,741	(5,128)	(7,246)
(Decrease) increase in notes and trade payables	(762)	(14,379)	23,388
(Decrease) increase in contract liabilities	(1,359)	(5,788)	5,213
Decrease in provisions for product warranty	(2,575)	(7,580)	(1,932)
(Decrease) increase in other liabilities	(6,723)	1,379	3,422
Cash generated from (used in) operations	67,889	(55,202)	90,994
Interest income received	2,946	2,942	669
Interest expense paid	(11,682)	(12,530)	(10,906)
Income tax refund received	(58)	—	37
Net cash generated from (used in) operating activities	59,095	(64,790)	80,794
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisitions of property, plant and equipment	(117,816)	(123,102)	(127,739)
Proceeds from disposals of property, plant and equipment	1,549	418	3,075
Payments for acquisitions of intangible assets	(466)	(590)	(667)
Payments for acquisitions of investments accounted for using equity method	(18,900)	—	—
Refundable deposits paid	(462)	(147)	(323)
Decrease in time deposits with original maturities of more than three months	—	26,479	82,822
(Increase) decrease in restricted deposits	(531)	(4,160)	1,314
Net cash used in investing activities	(136,626)	(101,102)	(41,518)
(Continued)

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(In Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the Mergers (Note 4)	$—	$32,145	$—
Proceeds from PIPE Investments (Note 17)	—	294,820	—
Proceeds from bank loans	155,069	173,372	123,729
Repayments of bank loans	(127,221)	(90,647)	(42,630)
Repayments of bonds	—	(102,594)	—
Dividends paid for redeemable preferred shares	—	(2,094)	(7,000)
Payments for redemption of redeemable preferred shares	—	(106,055)	—
Guarantee deposits received	—	335	—
Guarantee deposits refunded	(62)	—	(103)
Repayments of the principal portion of lease liabilities	(12,635)	(12,886)	(12,232)
Net cash generated from financing activities	15,151	186,396	61,764
Effects of exchange rate changes on cash and cash equivalents	165	(1,833)	(2,653)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(62,215)	18,671	98,387
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	236,100	217,429	119,042
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$173,885	$236,100	$217,429
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.GENERAL INFORMATION
Gogoro Inc. (“Gogoro”) was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on April 27, 2011. Gogoro is a holding company, through its subsidiaries (collectively referred to as the “Company”), engaging in research and development, manufacture and sales and distribution of electric scooters and electric scooter enabling components, and providing battery swapping service to consumers. The Company’s principal place of business is in Taiwan, the Republic of China (R.O.C.). Gogoro’s ordinary shares are listed and quoted on the National Association of Securities Dealers Quotations (“Nasdaq”) under the symbol "GGR" on April 5, 2022.
The consolidated financial statements were approved by the board of directors and authorized for issue on March 29, 2024.
2.MATERIAL ACCOUNTING POLICY INFORMATION
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
Basis of accounting
The consolidated financial statements, except for cash flow information, have been prepared using the accrual basis of accounting.
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
b.New and amended IFRSs that are effective for the current year
The Company has applied IFRS 17 “Insurance Contracts” including the June 2020 and December 2021 Amendments to IFRS 17, Amendments to IAS 1 “Disclosure of Accounting Policies”, Amendments to IAS 8 “Definition of Accounting Estimates”, Amendments to IAS 12 “Deferred Tax related to Assets and Liabilities arising from a Single Transaction” and Amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules” that are mandatorily effective for the accounting period that began on or after 1 January 2023. The application has not had any material impact on the disclosures or on the amounts reported in the Company’s consolidated financial statements.
c.New and amended IFRSs in issue but not yet effective

New IFRSs	Effective Date Announced by IASB
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 1 “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1 “Non-current Liabilities with Covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”	January 1, 2024
Amendments to IFRS 16 “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025
The Company does not expect that the application of the above standards and interpretations will have a material impact on the consolidated financial statements of the Company in future periods.
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
When the Company has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:
•the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•potential voting rights held by the Company, other vote holders or other parties
•rights arising from other contractual arrangements
•any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Company’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the entities of the Company are eliminated on consolidation.

Details of each Company’s subsidiary at the end of the reporting period are as follows:

			% of Ownership
			December 31
Investor	Investee	Principal Activities	2023	2022
Gogoro Inc.	Gogoro Taiwan Limited	Manufacture and research and development of electric scooters and bikes	100.00	100.00
	Gogoro Network	Provision of energy services to consumers using battery swapping system	100.00	100.00
	Gogoro Europe B.V. (Note i)	Holding company	—	100.00
	Gogoro Network Pte. Ltd.	Holding company	100.00	100.00
	GoShare Pte. Ltd.	Holding company	100.00	100.00
	Starship Merger Sub II Limited (Note ii)	Holding company	—	100.00
	Gogoro Network Infrastructure Pte. Ltd. (Note iii)	Holding company	100.00	—
Gogoro Taiwan Limited	Gogoro Taiwan Sales and Services Limited	Sale of electric scooters and related products and provision of after-sale services	100.00	100.00
	GoPocket Taiwan Limited	Issuance of reward points	100.00	100.00
	Gogoro Singapore Holding Pte. Ltd.	Holding company	100.00	100.00
GoShare Pte. Ltd.	GoShare Taiwan Limited	Provision of electric scooters free float sharing services	100.00	100.00
Gogoro Network Pte. Ltd.	Gogoro B.V.	Holding company	100.00	100.00
	Gogoro Network B.V.	Holding company	100.00	100.00
	Rui Li Trading (Shanghai) Limited (Note iv)	Holding company	—	—
	Gogoro India Private Limited	Manufacture and sale of electric scooters and related products and provision of after-sale services	100.00	100.00
Gogoro Singapore Holding Pte. Ltd.	Gogoro Europe Sales and Services B.V.	Sale of electric scooters and related products	100.00	100.00
	Rui Yi Trading (Shanghai) Limited	Holding company	100.00	100.00
i.Gogoro Europe B.V. was approved to dissolve its business in November 2020. The liquidation was completed in February 2023.
ii.Starship Merger Sub II Limited was incorporated as an exempted company with limited liability under the laws of Cayman Islands in August 2021 and was merged with Gogoro Inc. in April 2023.
iii.Gogoro Network Infrastructure Pte. Ltd. was incorporated as a private company limited by shares under the laws of Singapore in October 2023.
iv.Rui Li Trading (Shanghai) Limited had no paid-in capital as of December 31, 2022 and 2023.

e.Investments in associates
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
The results and assets and liabilities of associates or joint ventures are incorporated in these financial statements using equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.
Under equity method, an investment in an associate is recognized initially in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.
An investment in an associate is accounted for using equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.
If there is objective evidence that the Company’s net investment in an associate is impaired, the requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
When a Company’s entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.
f.Foreign currencies
In preparing the financial statements of the Company’s entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences are recognized in profit or loss in the period in which they arise.
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
g.Inventories
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

h.Property, plant and equipment
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
i.Intangible assets
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
j.Financial instruments
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
l.Revenue recognition
Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control of a product or service to a customer.
Revenue from sales of hardware
Revenue is recognized when the control of the electric scooters is transferred to the dealerships, retailers or customers. The transaction price of sales of electric scooters, taking into account the effects of any variable considerations and considerations payable to customers, received in advance in most of the transactions is recognized as a contract liability at the time of the initial sales transaction and is released when control is transferred. Warranties associated with the sale of electric scooters cannot be purchased separately and serve as an assurance that the products sold comply with the agreed-upon specifications. Accordingly, the Company accounts for warranties in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (Note 16).
Revenue from battery swapping service
Revenue from battery swapping service is billed in arrears based on the service plan chosen by customers. For monthly fixed fee plans, monthly charges, taking into account the effects of any variable considerations, are recognized as revenue on a straight-line basis over the period when performance obligation is satisfied. For usage plans that contain both monthly fixed fees and variable charges by usage, revenues, taking into account the effects of any variable considerations, are recognized based on the usage in accordance with contract terms in addition to fixed monthly charges.
Service revenue
Service revenue mainly includes maintenance services of electric scooters, extended warranty service separately purchased by customers and leasing service of electric scooters. Revenue, taking into account the effects of any variable considerations, is recognized over the period in which the services are provided.
m.Leases
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
n.Borrowing costs
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
p.Employee benefits

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
Short-term and other long-term employee benefits
A liability is recognized for benefits accruing to employees in the period the related service is rendered.
Liabilities recognized in respect of short-term employee benefits, including wages and salaries, annual leave and sick leave, are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.
Liabilities recognized in respect of other long-term employee benefits are measured at the present value of the estimated future cash outflows expected to be made by the Company in respect of services provided by employees up to the reporting date.
q.Share-based payment arrangements
Share-based payment transactions of Gogoro
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.
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
r.Taxation
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
a.Estimated useful lives of property, plant and equipment
The costs of property, plant and equipment are charged as depreciation expense over the estimated useful lives of the respective assets using the straight-line method. The Company periodically reviews changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in depreciable lives and therefore depreciation expense in future periods.
b.Net realizable value of inventories
The Company writes down the carrying amount of inventories to the net realizable value if those inventories are damaged, if they have become wholly or partially obsolete, if their selling prices have declined, if they have been acquired for an excessive period or time, or if they are slow-moving. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize. These estimates take into consideration including fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period.
c.Provisions for product warranty
The Company accrues a warranty reserve for the electric scooters sold, which includes the Company’s best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters. These estimates are inherently uncertain due to the Company’s relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of comprehensive income. Refer to Note 16 for information in relation to provisions for product warranty.
d.Share-based payment arrangements
To determine the fair value of restricted shares granted to executives and employees, the Company estimated the grant date fair value of its common stock using the income approach which incorporated future growth prospects and economic benefits resulting from the execution of the Company’s business strategy and anticipated operational improvements. Since the Company was previously privately-held, the pricing inputs, including but not limited to the discount rate and perpetual growth rate, were estimated based on its peer or similar companies. To determine the fair values of share options granted to directors, executives and employees, the Company estimates the grant date fair values of its share options using the Binomial Model which incorporates probabilities of upward and downward movements of stock price and anticipated exercise behavior of the holders of such options. Since the Company was newly listed and does not have a sufficient length of historical stock price record, some of the pricing inputs, including but not limited to the expected stock price volatility and expected early-exercise multiples, are estimated based on its guideline companies or empirical study results. If the actual changes of inputs in the future differ from expectation, the fair value might vary accordingly. Refer to Note 22 for information in relation to share-based payment arrangements.
e.Fair value measurements of financial liabilities at FVTPL
Some of the Company’s financial liabilities at FVTPL are categorized within Level 3 in the fair value measurements according to IFRS 13 “Fair Value Measurement.” The valuation of earnout liabilities, earn-in liabilities and Private Placement Warrants are performed using Monte Carlo simulations with unobservable inputs including the volatility in connection with the financial instruments. Significant judgment is required to determine the appropriateness of those unobservable inputs. Refer to Note 13 for information in relation to financial liabilities at FVTPL and Note 24 for information in relation to the fair value measurements.
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
Pursuant to the Merger Agreement, each outstanding ordinary share of Poema was converted into one ordinary share of Gogoro on the Closing Date. This resulted in the issuance of 13,618,735 ordinary shares of Gogoro, including 6,393,750 Sponsor Earn-in Shares as disclosed in Note 13, after redemption by shareholders of Poema. Gogoro has been identified as the accounting acquirer and Poema has been identified as the accounting acquiree. The issuance of ordinary shares of Gogoro was regarded as consideration to acquire the net assets of Poema. The rights to Sponsor Earn-in Shares were accounted for as a contingent consideration measured at fair value as of the Closing Date. The remaining ordinary shares of Gogoro were accounted for as a share-based payment transaction measured at the market price of publicly traded ordinary shares of Poema on the Closing Date. As part of the Mergers, the difference between the fair value of consideration and the value of net assets of Poema represented compensation for the stock exchange listing service and was accounted for as a listing expense in the consolidated statements of comprehensive income. A reconciliation of the listing expense is as follows:

Merger Transaction in 2022
Consideration
Fair value of ordinary shares of Gogoro, excluding Sponsor Earn-in Shares, as of the Closing Date	$92,047
Fair value of contingent consideration as of the Closing Date (Note 13)	74,508
166,555
Less: Net liabilities of Poema as of the Closing Date
Cash and cash equivalents	32,145
Other assets	270
Warrant liabilities	(44,242)
Other liabilities	(422)
(12,249)

Listing expense	$178,804
5.CASH AND CASH EQUIVALENTS

	As of December 31,
	2023	2022
Cash on hand	$194	$192
Checking accounts and demand deposits	46,305	54,696
Time deposits	111,419	155,092
Repurchase agreements collateralized by bonds	15,967	26,120
	$173,885	$236,100

Interest rates
Time deposits	0.55%-6.50%	0.31%-4.45%
Repurchase agreements collateralized by bonds	0.63%-0.65%	0.40%
6.TRADE RECEIVABLES

	As of December 31,
	2023	2022
At amortized cost
Trade receivables	$18,650	$17,225
Accumulated impairment losses	(1,515)	(1,082)
	$17,135	$16,143
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
Trade receivables of battery swapping service

	As of December 31, 2023
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$11,705	$95	$98	$1,339	$13,237
Impairment losses (Lifetime ECL)	—	—	(49)	(1,339)	(1,388)
Amortized cost	$11,705	$95	$49	$—	$11,849

	As of December 31, 2022
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$12,095	$118	$78	$900	$13,191
Impairment losses (Lifetime ECL)	—	—	(39)	(900)	(939)
Amortized cost	$12,095	$118	$39	$—	$12,252
Trade receivables other than battery swapping service

	As of December 31, 2023
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$5,102	$216	$66	$29	$5,413
Impairment losses (Lifetime ECL)	—	(65)	(33)	(29)	(127)
Amortized cost	$5,102	$151	$33	$—	$5,286

	As of December 31, 2022
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$3,816	$97	$12	$109	$4,034
Impairment losses (Lifetime ECL)	—	(28)	(6)	(109)	(143)
Amortized cost	$3,816	$69	$6	$—	$3,891
The movements of the accumulated impairment losses of trade receivables were as follows:

	For the Year Ended December 31,
	2023	2022	2021
Balance as of January 1	$1,082	$1,416	$904
Amount recognized in profit or loss	491	523	519
Write-off	(64)	(726)	(26)
Exchange differences on translation	6	(131)	19
Balance as of December 31	$1,515	$1,082	$1,416
7.INVENTORIES

	As of December 31,
	2023	2022
Raw materials	$33,136	$76,740
Semi-finished goods	3,559	4,443
Merchandise	16,414	33,518
	$53,109	$114,701

Costs of revenues related to inventories were $169,220 thousand (including impairment losses of $2,460 thousand), $195,616 thousand (including impairment losses of $3,045 thousand) and $186,179 thousand (including reversal of impairment losses of $639 thousand due to subsequent sale of inventories) for the years ended December 31, 2023, 2022 and 2021, respectively.
8.OTHER ASSETS

	As of December 31,
	2023	2022
Non-financial assets

Prepaid expenses	$5,298	$5,104
Prepayments to suppliers	954	2,239
Input tax from business tax	5,982	6,143
Temporary payments for commodity tax	5,820	13,034
Prepayments for property, plant and equipment	11,039	5,393
Intangible assets	772	883
Current tax assets	100	42
Others	77	109
	30,042	32,947

Financial assets

Refundable deposits	3,721	3,518
Restricted demand deposits	2,530	1,692
Restricted time deposits	3,286	3,457
Others	493	807
	10,030	9,474

	$40,072	$42,421

Current	$22,009	$30,961
Non-current	18,063	11,460
	$40,072	$42,421

Interest rates
Restricted time deposits	0.55%-6.75%	0.32%-1.46%
The following assets were provided as collaterals:

	As of December 31,
	2023	2022
Demand deposits pledged for bank loans	$2,530	$1,692
Time deposits pledged for bank guarantees	19	—
Time deposits pledged for government grants	—	201
Time deposits pledged for litigation*	3,267	3,256
	$5,816	$5,149
*On April 1, 2022, the Company initiated a litigation to claim compensation resulting from trade secret infringement in Taiwan district court. The Company lodged a security bond with interest in the amount of NT$100,320 thousand (approximately $3,267 thousand) at the court's lodge office to enforce the provisional attachment order associated with the said litigation against some of the defendants as security for any potential damages claimed due to a false provisional attachment, if any. The case is currently undergoing proceedings in the district court, the said provisional attachment remains valid.

9.INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

As of December 31, 2023
Investments accounted for using equity method
Zypp	$15,716
GPH	2,025
$17,741
Details of each Company’s associate at the end of the reporting period are as follows:

			% of Ownership
Associate	Country of Incorporation and Principal Place of Business	Principal Activities	December 31, 2023
Bycyshare Technologies Private Limited (Note i)	India	Provision of demand aggregating services and electric vehicle fleet.; provision of consumer marketplace that offers goods and services; sale of electric vehicles and related products; provision of energy services to consumers using battery swapping systems	13.44
Gogoro Philippines Inc. (Note ii)	The Philippines	Sale of electric vehicles and related products and provision of after-sale services; Provision of energy services to consumers using battery swapping systems	30.00
i.13.44% equity interest of Bycyshare Technologies Private Limited (“Zypp”) was acquired by Gogoro Network Pte. Ltd. in January 2023.
ii.Gogoro Philippines Inc. (“GPH”) was incorporated under the laws of the Philippines in June 2023. Gogoro Network Pte. Ltd. acquired 30% equity interest of GPH in the form of capital injection in September 2023.
All of the above associates were accounted for using equity method in the consolidated financial statements.
Although the Company held less than 20% of the equity interest of Zypp and it had less than 20% of the voting power at shareholder meetings, the Company exercised significant influence by virtue of its contractual right to appoint one out of five directors to the board of directors of Zypp and its contractual right to void decisions on certain defined matters.
Summarized financial information in respect of each of the Company’s associate is set out below. The summarized financial information represented amounts in the associates’ financial statements prepared in accordance with IFRSs adjusted by the Company for equity accounting purposes.

	As of December 31, 2023
	Zypp	GPH
Current assets	$12,974	$6,502
Non-current assets	8,489	2,142
Current liabilities	(1,142)	(1,406)
Non-current liabilities	(7,065)	(88)
Equity	13,256	7,150

	For the Year Ended December 31, 2023
	Zypp	GPH
Revenue	30,881	71

Loss for the year and total comprehensive loss for the year	(5,582)	(1,436)

Reconciliation of the summarized financial information to the carrying amount of the interests in Zypp and GPH recognized in the consolidated financial statements:

	As of December 31, 2023
	Zypp	GPH
Net assets	$13,256	$7,150

The Company’s share in %	13.44%	30.00%

The Company’s share of net assets	1,782	2,145
Trade name	5,196	—
Goodwill	8,738	—
Elimination of the Company's share in the investee's gains or losses resulting from downstream transactions	—	(120)
Carrying amount	$15,716	$2,025
10.PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2023	2022
Carrying amount
Batteries	$380,273	$359,873
Machinery equipment	63,083	64,675
Transportation equipment	1,479	3,651
Tooling equipment	3,394	3,373
Office equipment	750	490
Leasehold improvements	6,672	8,701
Construction in progress	46,225	2,206
	$501,876	$442,969

	For the Year Ended December 31, 2023
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$530,113	$131,541	$11,292	$40,934	$2,796	$36,956	$2,206	$755,838
Additions (Note a)	78,511	18,369	197	3,699	561	2,524	45,432	149,293
Disposals (Note b and c)	(9,365)	(10,436)	(219)	(1,273)	(96)	(1,091)	(85)	(22,565)
Reclassifications	204	190	281	—	—	828	(1,503)	—
Exchange differences on translation	3,423	(833)	9	32	5	39	175	2,850
Balance as of December 31	602,886	138,831	11,560	43,392	3,266	39,256	46,225	885,416

Accumulated depreciation

Balance as of January 1	170,240	66,866	7,641	37,561	2,306	28,255	—	312,869
Depreciation expenses	54,361	18,635	2,560	3,676	270	5,283	—	84,785
Disposals	(5,031)	(10,398)	(52)	(1,268)	(96)	(1,020)	—	(17,865)
Exchange differences on translation	3,043	(709)	(68)	29	3	66	—	2,364
Balance as of December 31	222,613	74,394	10,081	39,998	2,483	32,584	—	382,153

Accumulated impairment

Impairment loss (Note d)	—	1,354	—	—	33	—	—	1,387
Balance as of December 31	—	1,354	—	—	33	—	—	1,387

Carrying amount as of December 31	$380,273	$63,083	$1,479	$3,394	$750	$6,672	$46,225	$501,876

	For the Year Ended December 31, 2022
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$492,968	$134,426	$11,819	$40,176	$2,821	$38,141	$74	$720,425
Additions	90,086	15,074	850	4,871	279	25	6,711	117,896
Disposals	(1,580)	(4,275)	(153)	—	(59)	(1,586)	(270)	(7,923)
Reclassifications	—	—	—	—	41	4,253	(4,294)	—
Exchange differences on translation	(51,361)	(13,684)	(1,224)	(4,113)	(286)	(3,877)	(15)	(74,560)
Balance as of December 31	530,113	131,541	11,292	40,934	2,796	36,956	2,206	755,838

Accumulated depreciation

Balance as of January 1	137,437	58,850	5,716	36,897	2,342	25,800	—	267,042
Depreciation expenses	48,453	18,509	2,700	4,440	260	6,678	—	81,040
Disposals	(638)	(4,250)	(95)	—	(59)	(1,488)	—	(6,530)
Exchange differences on translation	(15,012)	(6,243)	(680)	(3,776)	(237)	(2,735)	—	(28,683)
Balance as of December 31	170,240	66,866	7,641	37,561	2,306	28,255	—	312,869

Carrying amount as of December 31	$359,873	$64,675	$3,651	$3,373	$490	$8,701	$2,206	$442,969

	For the Year Ended December 31, 2021
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$397,452	$108,106	$10,838	$35,630	$2,552	$32,657	$677	$587,912
Additions	88,689	27,856	457	4,781	241	4,208	1,998	128,230
Disposals	(158)	(5,806)	(417)	(829)	(166)	(2,090)	(18)	(9,484)
Transfers from inventories	—	—	766	—	—	—	—	766
Reclassifications	—	49	—	—	2	2,536	(2,587)	—
Exchange differences on translation	6,985	4,221	175	594	192	830	4	13,001
Balance as of December 31	492,968	134,426	11,819	40,176	2,821	38,141	74	720,425

Accumulated depreciation

Balance as of January 1	89,163	43,217	3,143	31,419	1,869	19,169	—	187,980
Depreciation expenses	46,514	18,060	2,809	5,748	454	7,904	—	81,489
Disposals	(67)	(3,248)	(303)	(813)	(15)	(1,635)	—	(6,081)
Exchange differences on translation	1,827	821	67	543	34	362	—	3,654
Balance as of December 31	137,437	58,850	5,716	36,897	2,342	25,800	—	267,042

Carrying amount as of December 31	$355,531	$75,576	$6,103	$3,279	$479	$12,341	$74	$453,383
a.As of December 31, 2023, the Company classified $37.4 million of undeployed battery packs and related battery cells in property, plant and equipment based on the Company's deployment plan for the next 12 months.
b.Certain upgrades to batteries were carried out during the year ended December 31, 2023. The components removed from the batteries which have no future economic benefit from their uses or disposal, were derecognized. The losses on derecognition of removed components amounting to $2,586 thousand were recognized in “Costs of revenues” in profit or loss. Costs of replacement were recognized as “Property, plant and equipment”. The remaining estimated useful lives of certain batteries were extended as a result of the upgrades. Losses on disposals on property, plant and equipment other than the upgrades to batteries amounting to $1,642 thousand were recognized in “Other operating expenses” in profit or loss.
c.As of December 31, 2023, the Company reduced the carrying amounts of certain machinery equipment and office equipment which were under-utilized to their estimated recoverable amounts determined on the basis of their fair value less costs to sell using the cost approach, of which the fair value was based on the replacement costs in the market, taking into account of obsolescence. The fair value measurements were categorized within Level 3 of the fair value hierarchy. Impairment losses amounting to $1,387 thousand were recognized in “Other operating expenses” in profit or loss.
d.Property, plant and equipment were depreciated on a straight-line basis over the estimated useful lives of the assets:

Batteries	8-12 years
Machinery equipment	2-10 years
Transportation equipment	2-5 years
Tooling equipment	2 years
Office equipment	2-5 years
Leasehold improvements	2-10 years
e.Non-cash transactions

	For the Year Ended December 31
	2023	2022	2021
Additions to property, plant and equipment	$149,293	$117,896	$128,230
Changes in prepayments for property, plant and equipment	5,671	4,772	(109)
Changes in payables for property, plant and equipment	275	434	(382)
Transfer from inventories	(37,423)	—	—
Payments for acquisitions of property, plant and equipment	$117,816	$123,102	$127,739
11.LEASE ARRANGEMENTS
a.Right-of-use assets

	As of December 31,
	2023	2022
Carrying amounts
Land and buildings	$29,788	$20,211
Others	624	878
	$30,412	$21,089

	For the Year Ended December 31
	2023	2022	2021
Additions to right-of-use assets	$23,146	$10,330	$9,800

Depreciation expenses of right-of-use assets
Land and buildings	$12,639	$12,400	$11,901
Others	374	435	386
	$13,013	$12,835	$12,287
b.Lease liabilities

	As of December 31,
	2023	2022
Lease liabilities	$30,138	$21,473

Current	$11,296	$10,073
Non-current	18,842	11,400
	$30,138	$21,473

Discount rates	1.20%-3.10%	1.20%-2.81%
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
d.Other lease information

	For the Year Ended December 31
	2023	2022	2021
Expenses relating to short-term leases and low-value asset leases	$2,800	$1,537	$1,263

Total cash outflows for leases	$(16,002)	$(14,863)	$(14,025)
The Company leased certain office equipment and other equipment which qualified as short-term leases and low-value asset leases. The Company had elected to apply the recognition exemption and thus, did not recognize right-of-use assets and lease liabilities for these leases.
12.BORROWINGS

	As of December 31,
	2023	2022
Bank loans - Syndicated loans (Note a)	$309,425	$221,405
Bank loans - Loans for batteries (Note b)	85,276	111,611
Bank loans - Loans for procurement and operating capital	15,470	48,158
Bonds (Note c)	—	—
	$410,171	$381,174

Current	75,590	87,982
Non-current	334,581	293,192
	$410,171	$381,174

Interest rates
Bank loans - Syndicated loans	3.21%-3.26%	2.74%-2.93%
Bank loans - Loans for batteries	3.25%	2.94%
Bank loans - Loans for procurement and operating capital	2.05%-2.30%	1.70%-2.29%
a.Bank loans - Syndicated loans

	As of December 31,
	2023	2022
Syndicated loans	$309,425	$221,405

Current	$27,552	$13,774
Non-current	281,873	207,631
	$309,425	$221,405
In order to replenish the operating fund for purchasing the batteries of electric scooters, for building battery swapping stations and for developing upgraded batteries of electric scooters, Gogoro Network, Taiwan Branch has signed a syndicated loan agreement with Mega International Commercial Bank Co., Ltd. (the “Mega Bank”), the mandated lead arranger, and other banks or financial institutions as participants in August 2016. Such syndicated loan agreement was renewed in March 2019 with a five-year term loan credit facility of NT$7,200,000 thousand. Such syndicated loan agreement was further renewed in September 2022 with a five-year term loan credit facility of NT$10,700,000 thousand (the “2022 Syndicated Loan”).
The required financial ratios were amended as follows:
1)Liquidity ratio no lower than 100%.
2)Debt ratio ((Total liabilities - Lease liabilities) / Total Equity) no higher than 400% when net profit margin lower than 0%, and no higher than 450% when net profit margin higher than 0%, respectively.
As of December 31, 2023 and 2022, the Company maintained the financial ratios.
Refer to Note 8 for information in relation to demand deposits pledged as collateral.

b.Bank loans - Loans for batteries

	As of December 31,
	2023	2022
Loans for batteries	$85,276	$111,611

Current	$32,568	$26,050
Non-current	52,708	85,561
	$85,276	$111,611
In order to replenish the operating fund for purchasing the batteries of electric scooters, Gogoro Network, Taiwan Branch entered into a facility agreement with the Mega Bank in January 2021 for a two-year term loan of $200,000 thousand. Such facility agreement was amended in December 2022 to extend the maturity of the outstanding principal amount of NT$3,975,000 thousand to four year and ten months. A modification loss of $900 thousand was recognized in “Finance costs” in profit or loss (Note 19).
The required financial ratios were amended as follows:
1)Liquidity ratio no lower than 100%.
2)Debt ratio ((Total liabilities - Lease liabilities) / Total Equity) no higher than 400% when net profit margin lower than 0%, and no higher than 450% when net profit margin higher than 0%, respectively.
As of December 31, 2023 and 2022, the Company maintained the financial ratios.
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
13.FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2023	2022
Earnout liabilities (Note a)	$16,380	$24,147
Earn-in liabilities (Note b)	9,079	13,384
Warrant liabilities (Note c)	5,373	9,418
Redeemable preferred shares (Note d)	—	—
	$30,832	$46,949
a.Earnout liabilities
Pursuant to the Merger Agreement, during the period between the closing date and the sixth anniversary of the closing date, eligible shareholders of Gogoro may receive up to 12,000,000 additional ordinary shares of Gogoro (the “Earnout Shares”), with one-third of the Earnout Shares issuable if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00, respectively (the “Earnout Arrangement”). The rights to the Earnout Shares were recognized as financial liabilities with offset to accumulated deficits in equity. As of December 31, 2023 and 2022, no Earnout Shares were issued. Refer to Note 24 for information in relation to the fair value measurement of the earnout liabilities.
b.Earn-in liabilities

Concurrently with the execution and delivery of the Merger Agreement, Gogoro, Poema and Poema Global Partners LLC (the “Sponsor”) have entered into a support agreement (the “Sponsor Support Agreement”).
Under the Sponsor Support Agreement, 6,393,750 ordinary shares of Gogoro held by the Sponsor immediately after the first effective time of the Mergers shall become unvested and subjected to forfeiture (the “Sponsor Earn-in Shares”). Subject to the terms and conditions contemplated by the Sponsor Support Agreement, during the period between the closing date and the sixth anniversary of the closing date, one-third of the Sponsor Earn-in Shares shall vest if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00, respectively. The rights to Sponsor Earn-in Shares were accounted for as a contingent consideration for the Mergers and recognized as financial liabilities. As of December 31, 2023 and 2022, no Sponsor Earn-in Shares were vested. Refer to Note 24 for information in relation to the fair value measurement of the earn-in liabilities.
c.Warrant liabilities
Pursuant to the Merger Agreement, on the closing date, Gogoro assumed warrants previously issued by Poema, consisting of 9,400,000 private placement warrants (the “Private Placement Warrants”) and 17,250,000 public warrants (the “Public Warrants”). The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of the Mergers or earlier upon redemption or liquidation. Refer to Note 24 for information in relation to the fair value measurement of the warrant liabilities
d.Redeemable preferred shares
On July 21, 2020, board of directors of Gogoro resolved to issue 22,000 thousand redeemable preferred shares, with a par value of $1.00 each, at $5.00 per share. On July 31, 2020, Gogoro issued 20,000 thousand redeemable preferred shares with a total consideration of $100,000 thousand. The subscription terms of the redeemable preferred shares (the “Subscription Shares”) were as follows:
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
14.NOTES AND TRADE PAYABLES

	As of December 31,
	2023	2022
Notes payables	$182	$824
Trade payables	37,935	38,055
	$38,117	$38,879
The average term of payment is two to four months. The Company had financial risk management policies in place to ensure that all payables are paid within the pre-agreed terms.

15.OTHER LIABILITIES

	As of December 31,
	2023	2022
Non-financial liabilities

Advance receipts	$20,935	$23,630
Payables for employee benefits	9,785	9,763
Current tax liabilities	—	2
Others	1,978	5,629
	32,698	39,024

Financial liabilities

Accrued expenses	22,542	22,691
Payables for property, plant and equipment	1,718	1,993
Guarantee deposits received	1,215	1,251
	25,475	25,935

	$58,173	$64,959

Current	$42,439	$46,506
Non-current	15,734	18,453
	$58,173	$64,959
Advance receipts were mainly from government grants for energy facilities.
16.PROVISIONS

	As of December 31,
	2023	2022
Provisions for product warranty and others	$6,506	$8,050

Current	$4,174	$4,812
Non-current	2,332	3,238
	$6,506	$8,050
Movements of provisions for the years ended December 31, 2023, 2022 and 2021 were as follows:

	For the Year Ended December 31
	2023	2022	2021
Balance as of January 1	8,050	15,630	17,562
Additional provisions recognized	3,209	4,240	5,642
Unused provisions reversed	(62)	(4,449)	—
Provisions used	(4,684)	(5,884)	(7,811)
Exchange differences on translation	(7)	(1,487)	237
Balance as of December 31	$6,506	$8,050	$15,630
The Company provided warranty service for its customers. The warranty period for electric scooters was generally two years. The warranty was estimated based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters.

17.EQUITY
a.Share capital

	As of December 31,
	2023	2022
Ordinary shares, $0.0001 par value (Note i)	$24	$24
Series C preferred shares, $1 par value (Note ii)	—	—
	$24	$24
i.Ordinary shares

	Unit: in Thousands of Shares
	As of December 31,
	2023	2022
Ordinary shares

Number of shares authorized	450,000	450,000
Number of shares issued and fully paid	245,721	244,211
The movements of the number of ordinary shares issued and fully paid were as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31,
	2023	2022	2021
Number of shares as of January 1	244,211	126,100	126,100
Issuance of ordinary shares in relation to the Merger Agreement	—	88,643	—
Issuance of ordinary shares in relation to the PIPE Agreements	—	29,482	—
Reacquisition of restricted shares due to forfeiture	(261)	(274)	—
Issuance of ordinary shares in relation to exercise of share options	—	1	—
Issuance of ordinary shares in relation to vesting of restricted stock units	1,771	259	—
Number of shares as of December 31	245,721	244,211	126,100
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
Pursuant to the Merger Agreement, each outstanding ordinary share of Poema, after redemption by shareholders of Poema, was converted into one ordinary share of Gogoro on the Closing Date. This resulted in the issuance of 13,618,735 ordinary shares of Gogoro, including 6,393,750 Sponsor Earn-in Shares. As of December 31, 2023 and 2022, no Sponsor Earn-in Shares were vested. Refer to Note 13 for information in relation to Sponsor Earn-in Shares.
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
ii.Series C preferred shares

	Unit: in Thousands of Shares
	As of December 31,
	2023	2022
Series C preferred shares

Number of shares authorized	—	—
Number of shares issued and fully paid	—	—
The movements of the number of preferred shares issued and fully paid were as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31,
	2023	2022	2021
Number of shares as of January 1	—	75,025	75,025
Repurchase of Series C preferred shares	—	(75,025)	—
Number of shares as of December 31	—	—	75,025
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
b.Reserves

	As of December 31,
	2023	2022
Capital surplus - Issuance of ordinary shares	$599,077	$598,317
Capital surplus - Expired share options	2,209	2,209
Capital surplus - Employee restricted shares (Note 22)	52,260	37,126
Capital surplus - Employee share options (Note 22)	16,366	5,818
Accumulated deficits	(425,978)	(349,940)
Other equity	4,729	5,420
	$248,663	$298,950
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
18.OPERATING REVENUES
The Company derived its revenues from contracts with customers for the following products and services:
a.Disaggregation of revenues

	For the Year Ended December 31,
	2023	2022	2021
Products and services

Sales of hardware and related revenue	$194,018	$241,428	$248,137
Battery swapping service revenue	131,785	121,660	99,587
Leasing service revenue	13,253	10,653	10,304
Other revenue	10,790	9,085	7,981
	$349,846	$382,826	$366,009
b.Contract balances

	As of December 31,		As of January 1,
	2023	2022	2022
Trade receivables (Note 6)	$17,135	$16,143	$16,625
Contract liabilities
Sales of hardware and battery swapping service revenues	$11,606	$12,965	$18,753
The Company recognized revenues from contract liabilities as of January 1, 2023, 2022 and 2021 amounting to $11,376 thousand, $10,476 thousand and $12,893 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

19.NET LOSS FROM CONTINUING OPERATIONS
a.Employee benefits expenses

	For the Year Ended December 31
	2023	2022	2021
Short-term employee benefits	$64,761	$69,806	$70,205
Defined contribution plans	2,719	3,064	2,982
Termination benefits	94	2,546	86
Share-based payments	26,324	37,907	5,038
	$93,898	$113,323	$78,311

An analysis of employee benefits expenses by function
Costs of revenues	$26,418	$29,668	$24,417
Operating expenses
Sales and marketing	15,532	21,580	17,457
General and administrative	23,816	27,684	13,908
Research and development	28,132	34,391	22,529
	$93,898	$113,323	$78,311
b.Depreciation and amortization expenses

	For the Year Ended December 31
	2023	2022	2021
Depreciation expenses of property, plant and equipment	$84,785	$81,040	$81,489
Depreciation expenses of right-of-use assets	13,013	12,835	12,287
Amortization expenses of intangible assets	579	932	1,043
	$98,377	$94,807	$94,819

An analysis of depreciation expenses by function
Costs of revenues	$88,542	$85,147	$84,878
Operating expenses
Sales and marketing	3,409	3,076	2,863
General and administrative	4,518	4,339	4,606
Research and development	1,329	1,313	1,429
	$97,798	$93,875	$93,776

An analysis of amortization expenses by function
Costs of revenues	$62	$73	$94
Operating expenses
Sales and marketing	160	183	158
General and administrative	85	187	280
Research and development	272	489	511
	$579	$932	$1,043

c.Impairment losses (reversal of impairment losses)

	For the Year Ended December 31
	2023	2022	2021
Impairment losses on property, plant and equipment	$1,387	$—	$—
Impairment losses (reversal of impairment losses) on inventories	2,460	3,045	(639)
Impairment losses on trade receivables	491	523	519
	$4,338	$3,568	$(120)

An analysis of impairment losses (reversal of impairment losses) by function
Costs of revenues	$2,460	$3,045	$(639)
Operating expenses
Sales and marketing	491	523	519
Other	1,387	—	—
	$4,338	$3,568	$(120)
d.Finance costs

	For the Year Ended December 31
	2023	2022	2021
Interest expense on bank loans	$11,343	$8,694	$6,672
Interest expense on lease liabilities	567	440	530
Interest expense on provisions for restoration	15	—	—
Interest expense on bonds	—	2,637	3,886
Modification loss on bank loans	—	900	—
	$11,925	$12,671	$11,088
e.Finance income

	For the Year Ended December 31
	2023	2022	2021
Interest income on deposits	$2,847	$2,870	$572
Others	99	72	53
	$2,946	$2,942	$625
f.Other income

	For the Year Ended December 31
	2023	2022	2021
Income related to government grants	$6,422	$5,682	$5,446
Others	949	709	4,065
	$7,371	$6,391	$9,511
g.Other losses, net

	For the Year Ended December 31
	2023	2022	2021
Foreign exchange losses, net	$(346)	$(1,719)	$(641)
Others	(607)	(1,458)	(986)
	$(953)	$(3,177)	$(1,627)

h.Gains (losses) on financial liabilities at FVTPL

	For the Year Ended December 31
	2023	2022	2021
Gains on earnout liabilities	$7,767	$110,276	$—
Gains on earn-in liabilities	4,305	61,124	—
Gains on warrant liabilities	4,045	34,825	—
Losses on redeemable preferred shares	—	(287)	(7,465)
	$16,117	$205,938	$(7,465)
20.INCOME TAXES RELATING TO CONTINUING OPERATIONS
a.Income tax expense (benefit) recognized in profit or loss

	For the Year Ended December 31
	2023	2022	2021
Current tax expense
Current year	$—	$2	$—
A reconciliation of accounting loss and income tax expense was as follows:

	For the Year Ended December 31,
	2023	2022	2021
Loss before income tax	$(76,038)	$(98,906)	$(67,362)
Tax at the domestic rates applicable to profits in the country concerned	$(20,321)	$(21,554)	$(14,913)
Tax effect of expenses that are not deductible for tax purposes	9,932	3,431	990
Unrecognized loss carryforwards and deductible temporary differences	10,389	18,125	13,923
Income tax expense	$—	$2	$—
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
b.Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets were as follows:

	As of December 31
	2023	2022
Loss carryforwards
Expire in 2024	$829	$829
Expire in 2025	9,868	35,217
Expire in 2026	44,518	66,761
Expire in 2027	38,979	38,973
Expire in 2028	68,604	68,337
Expire in 2029	22,022	22,018
Expire in 2030	33,008	32,685
Expire in 2031	42,150	39,908
Expire in 2032	47,887	47,617
Expire in 2033	62,539	—
	$370,404	$352,345

Deductible temporary differences	$39,682	$99,069
c.Income tax assessments
The income tax returns of Gogoro Taiwan Limited, Gogoro Taiwan Sales and Service Limited, Gogoro Network, Taiwan Branch and GoShare Taiwan Limited for the years through 2021 have been assessed and approved by the tax authority.

21.LOSS PER SHARE

	Unit: in U.S. Dollars Per Share
	For the Year Ended December 31
	2023	2022	2021
Basic and diluted loss per share	$(0.32)	$(0.45)	$(0.35)
a.Net loss

	For the Year Ended December 31
	2023	2022	2021
Net loss	$(76,038)	$(98,908)	$(67,362)
b.Number of shares

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2023	2022	2021
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	234,803	222,000	193,334
Weighted average number of ordinary shares used in calculating basic loss per share included ordinary share and potentially preferred shares converted to ordinary shares mandatorily. The share-based payments mentioned in Note 22 and Earnout Shares, Sponsor Earn-in Shares, warrants and redeemable preferred shares mentioned in Note 13 belongs to potential ordinary shares, which were anti-dilutive for the years ended December 31, 2023, 2022 and 2021 and hence excluded from calculating diluted loss per share.
Prior period results had been retrospectively adjusted to reflect the 1:0.8752888353 share subdivision effected on the closing date. Refer to Note 17 for information in relation to share subdivision.
22.SHARE-BASED PAYMENT ARRANGEMENTS
As of December 31, 2023 and 2022, there were $18,260 thousand and $40,023 thousand of total unrecognized share-based payments, respectively. Share-based payments recognized for the years ended December 31, 2023, 2022 and 2021 were amounted to $26,324 thousand, $37,907 thousand and 5,038 thousand, respectively.
a.Restricted shares
Pursuant to the 2019 Equity Incentive Award Plan, Gogoro granted 8,901 thousand restricted shares (adjusted to 7,791 thousand restricted shares to reflect the 1:0.8752888353 share subdivision effected on the Closing Date) to certain executives and employees in September 2021, each of which will be settled in one ordinary share of Gogoro. The fair value of restricted shares on the grant date was $5.47 per share (adjusted to $6.25 per share to reflect the 1:0.8752888353 share subdivision effected on the Closing Date) derived from the income approach. 25% of the restricted shares are vested if the holders who are granted restricted shares remain employed by Gogoro at the end of each vesting period.
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
In relation to the Earnout Arrangement as disclosed in Note 13, eligible employees who are granted employee restricted shares are entitled to their pro rata portion of Earnout Shares if the employee restricted shares are vested in accordance with their terms. The rights to Earnout Shares of employees who are granted employee restricted shares were accounted for as a share-based payment transaction.

Information of restricted shares was as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2023	2022	2021
Shares unvested as of January 1	5,569	7,791	—
Shares granted	—	—	7,791
Shares vested	(1,889)	(1,948)	—
Shares forfeited	(261)	(274)	—
Shares unvested as of December 31	3,419	5,569	7,791
For the years ended December 31, 2023, 2022 and 2021, the weighted average fair values at the measurement date of restricted shares granted were nil, nil and $6.25 per share (adjusted to reflect the 1:0.8752888353 share subdivision effected on the Closing Date), respectively. Refer to Note 17 for information in relation to share subdivision.
b.Restricted stock units (“RSUs”)
In March 2022, the board of directors approved the 2022 Equity Incentive Plan which became effective on the Closing Date. Pursuant to the 2022 Equity Incentive Plan, Gogoro granted RSUs to certain directors, executives, employees and others providing similar services, each of which will be settled in one ordinary share of Gogoro. The fair values of RSUs on the grant dates were measured using the quoted price in active markets. 25% of 3,674 thousand RSUs granted are vested if the holders who are granted RSUs remain appointed, employed or engaged by Gogoro at the end of each vesting period. 264 thousand RSUs granted were vested immediately on the grant dates.
Information of RSUs was as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2023	2022
RSUs unvested as of January 1	3,614	—
RSUs granted	28	3,910
RSUs vested	(1,771)	(259)
RSUs forfeited	(175)	(37)
RSUs unvested as of December 31	1,696	3,614
For the years ended December 31, 2023 and 2022, the weighted average fair values at the measurement dates of RSUs granted were $3.25 and $5.04 per share, respectively.
c.Share options
Pursuant to the 2022 Equity Incentive Plan, Gogoro granted share options to certain directors, executives and employees, each of which entitles the holder to purchase one ordinary share of Gogoro. 25% of the share options are vested if the holders who are granted share options remain appointed, employed or engaged by Gogoro at the end of each vesting period.
Information of share options was as follows:

	For the Year Ended December 31
	2023		2022
	Options (in Thousands)	Weighted Average Exercise Price	Options (in Thousands)	Weighted Average Exercise Price
Options outstanding as of January 1	4,848	$5.20	—	$—
Options granted	6,430	3.01	4,874	5.20
Options forfeited	(74)	4.78	(25)	5.20
Options exercised	—	—	(1)	5.20
Options expired	(35)	5.20	—	—
Options outstanding as of December 31	11,169	3.94	4,848	5.20
Options exercisable as of December 31	4,457	4.18	1,217	5.20
The weighted average fair values at the measurement dates of the share options granted for the years ended December 31, 2023 and 2022 were $1.76 and $3.03, respectively. The weighted average share prices at the dates of exercise of the share options exercised for the years ended December 31, 2023 and 2022 were nil and $5.26, respectively. The ranges of exercise price of the share options outstanding as of December 31, 2023 and 2022 were $3.00 - $5.20 and $5.20, respectively. The share options outstanding as of December 31, 2023 and 2022 had weighted average remaining contractual lives of 9.18 years and 9.6 years, respectively.
The fair values of share options on the grant dates were derived from the Binomial Model. The inputs to the model were as follows:

	Share Options Granted in August 2023	Share Options Granted in May 2023	Share Options Granted in August 2022
Weighted average share price (in U.S. dollars per share)	$3.01	$2.94	$5.20
Weighted average exercise price (in U.S. dollars per share)	$3.01	$3.00	$5.20
Expected volatility	64.22%	64.87%	65.50%
Option life (in years)	10.0	10.0	10.0
Expected dividend yield	—%	—%	—%
Risk-free interest rate	4.25%	3.61%	2.86%
Expected early exercise multiple	2.2	2.8	2.2
23.CAPITAL MANAGEMENT
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
24.FINANCIAL INSTRUMENTS
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
b.Fair value of financial instruments that are measured at fair value on a recurring basis
i.Fair value hierarchy

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Earnout liabilities	$—	$—	$16,380	$16,380
Earn-in liabilities	—	—	9,079	9,079
Warrant liabilities	3,449	—	1,924	5,373
	$3,449	$—	$27,383	$30,832

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Earnout liabilities	$—	$—	$24,147	$24,147
Earn-in liabilities	—	—	13,384	13,384
Warrant liabilities	6,038	—	3,380	9,418
	$6,038	$—	$40,911	$46,949
There were no transfers between the levels of the fair value hierarchy for the years ended December 31, 2023, 2022 and 2021. The Company did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2023 and 2022.

ii.Reconciliation for recurring fair value measurements categorized within level 3 of the fair value hierarchy

	Earnout liabilities	Earn-in liabilities	Warrant liabilities	Redeemable preferred shares	Total
Balance as of January 1, 2022	$—	$—	$—	$107,862	$107,862
Issuance	134,423	74,508	21,127	—	230,058
Settlements	—	—	—	(108,149)	(108,149)
(Gains) losses on financial liabilities at FVTPL	(110,276)	(61,124)	(17,747)	287	(188,860)
Balance as of December 31, 2022	24,147	13,384	3,380	—	40,911
Gains on financial liabilities at FVTPL	(7,767)	(4,305)	(1,456)	—	(13,528)
Balance as of December 31, 2023	$16,380	$9,079	$1,924	$—	$27,383
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, unrealized gains of $13,528 thousand and $189,147 thousand were recognized in profit or loss attributable to balances held at the end of the reporting period as of December 31, 2023 and 2022, respectively. The amounts were recognized in “Gains (losses) on financial liabilities at fair value through profit or loss” in profit or loss.
iii.Valuation techniques and inputs used in the fair value measurements

Financial Instruments	Valuation Techniques and Key Inputs	Significant Unobservable Inputs	Relationship and Sensitivity of Unobservable Inputs to Fair Value
Warrant liabilities - Public Warrants	Quoted prices in an active market	N/A	N/A
Warrant liabilities - Private Placement Warrants	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2023: 63.5%; December 31, 2022: 56.0%)
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $741 thousand / ($765 thousand) as of December 31, 2023;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $798 thousand / ($1,179 thousand) as of December 31, 2022

Earnout liabilities	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2023: 84.2%; December 31, 2022: 78.2%)
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $2,807 thousand / ($3,307 thousand) as of December 31, 2023;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $2,961 thousand / ($3,883 thousand) as of December 31, 2022

Earn-in liabilities	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2023: 84.2%; December 31, 2022: 78.2%)
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $1,556 thousand / ($1,833 thousand) as of December 31, 2023;
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

c.Categories of financial instruments

	As of December 31,
	2023	2022
Financial assets

Financial assets at amortized cost (Note i)	$201,050	$261,717

Financial liabilities

Financial liabilities at FVTPL	30,832	46,949
Financial liabilities at amortized cost (Note ii)	473,763	445,988
i.The balances included financial assets measured at amortized cost, which comprised cash and cash equivalents, trade receivables and other financial assets.
ii.The balances included financial liabilities measured at amortized cost, which comprise bank loans, notes and trade payables, and other financial liabilities.
d.Changes in liabilities arising from financing activities

	For the Year Ended December 31, 2023
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$381,174	$27,848	$—	$—	$(20)	$1,169	$410,171
Earnout liabilities	24,147	—	—	(7,767)	—	—	16,380
Earn-in liabilities	13,384	—	—	(4,305)	—	—	9,079
Warrant liabilities	9,418	—	—	(4,045)	—	—	5,373
Lease liabilities	21,473	(12,635)	—	—	21,775	(475)	30,138
Guarantee deposits received	1,251	(62)	—	—	—	26	1,215
	$450,847	$15,151	$—	$(16,117)	$21,755	$720	$472,356

	For the Year Ended December 31, 2022
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$334,317	$82,725	$—	$—	$900	$(36,768)	$381,174
Bonds	100,000	(102,594)	—	—	2,594	—	—
Redeemable preferred shares	107,862	(108,149)	—	287	—	—	—
Earnout liabilities	—	—	134,423	(110,276)	—	—	24,147
Earn-in liabilities	—	—	74,508	(61,124)	—	—	13,384
Warrant liabilities	—	—	44,243	(34,825)	—	—	9,418
Lease liabilities	26,742	(12,886)	—	—	10,102	(2,485)	21,473
Guarantee deposits received	1,027	335	—	—	—	(111)	1,251
	$569,948	$(140,569)	$253,174	$(205,938)	$13,596	$(39,364)	$450,847

	For the Year Ended December 31, 2021
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$248,617	$81,099	$—	$—	$—	$4,601	$334,317
Bonds	100,000	—	—	—	—	—	100,000
Redeemable preferred shares	107,397	(7,000)	—	7,465	—	—	107,862
Lease liabilities	30,342	(12,232)	—	—	8,233	399	26,742
Guarantee deposits received	1,114	(103)	—	—	—	16	1,027
	$487,470	$61,764	$—	$7,465	$8,233	$5,016	$569,948

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
The following table details the Company’s sensitivity to a 1% increase in NTD against USD. The sensitivity analysis included only outstanding foreign currency denominated monetary items. A positive number below indicated a decrease in pre-tax loss or an increase in equity associated with a 1% strengthening of NTD against USD. For a 1% weakening of NTD against USD, there would be an equal and opposite impact on pre-tax loss and equity, and the balances below would be negative.

	For the Year Ended December 31
	2023	2022	2021
Profit or loss	$(90)	$(42)	$(90)
Equity	2,106	2,350	2,067
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

	As of December 31,
	2023	2022
Fair value interest rate risk
Financial assets	$129,917	$184,669
Financial liabilities	60,970	68,422
Cash flow interest rate risk
Financial assets	49,465	56,357
Financial liabilities	410,617	381,599
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
If interest rates had been 10 basis points higher/lower and all other variables were held constant, the Company’s loss for the years ended December 31, 2023, 2022 and 2021 would increase/decrease by $361 thousand, $278 thousand and $392 thousand, respectively.

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

	As of December 31, 2023
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$38,672	$23,864	$1,017	$8	$31
Lease liabilities	1.20%-3.10%	1,143	2,232	9,508	20,771	204
Variable interest rate liabilities	2.05%-3.26%	6,514	71,356	53,607	279,140	—
		$46,329	$97,452	$64,132	$299,919	$235

	As of December 31, 2022
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$43,341	$18,740	$1,395	$1,308	$31
Lease liabilities	1.20%-2.81%	990	1,980	7,421	11,703	—
Variable interest rate liabilities	1.70%-2.94%	5,501	26,376	56,106	293,618	—
		$49,832	$47,096	$64,922	$306,629	$31
2)Bank credit limit

	As of December 31,
	2023	2022
Unsecured bank general credit limit
Amount used*	$470,496	$401,500
Amount unused	53,636	126,667
	$524,132	$528,167
*The calculation of amount used was based on the initial drawdown of the bank loans, and would not be affected before the Company repaid the full amount of the bank loans. The amount used included guarantees for customs duties and government grants.

25.RELATED PARTY TRANSACTIONS
Balances and transactions between Gogoro and its subsidiaries, which are related parties of Gogoro, have been eliminated on consolidation and are not disclosed in this note. Other than that, the Company's remaining transactions with related parties were immaterial for the years ended December 31, 2023, 2022 and 2021. The names and relationships of related-parties are disclosed below:

Related Party	Relationship with Gogoro
Nan Shan General Insurance Co., Ltd.	Related party in substance
Nan Shan Life Insurance Co., Ltd.	Related party in substance
Yin Shu-Tien Medical Foundation	Related party in substance
Ruentex Construction International Co., Ltd.	Related party in substance
Ruentex Pai Yi Co., Ltd.	Related party in substance
Ruentex Development Co., Ltd.	Related party in substance
RT-Mart International Co., Ltd.	Related party in substance
Animoca Capital HK Advisor Limited	Related party in substance
Gogoro Philippines Inc.	Associate
Compensation of key management personnel

	For the Year Ended December 31
	2023	2022	2021
Share-based payments	$11,438	$13,507	$1,290
Short-term employee benefits	2,943	2,625	2,695
Post-employment benefits	17	14	18
	$14,398	$16,146	$4,003
26.SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
On December 26, 2019, Stone Energy Technology Corporation (“Stone Energy”) filed a lawsuit for patent infringement against Gogoro Taiwan Limited, Gogoro Network (Cayman), Gogoro Network (Cayman) Taiwan Branch and Gogoro Taiwan Sales and Services Limited in the Intellectual Property and Commercial Court (“IPCC”) of the Republic of China. On June 14, 2023, the Supreme Court had rejected Stone Energy’s appeal. No further legal action had been taken by Stone Energy and the litigation was finalized. As such, no provision had been recognized as of December 31, 2023.
As of December 31, 2023, the Company is facing three litigation cases, which have been initiated by former executives, managers and employees amounting to approximately $2,065 thousand. These cases are currently undergoing proceedings in the Taiwanese district courts and high court. The Company is defending for the favorable results. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2023.
On January 5, 2024, a service provider filed a lawsuit against Gogoro Taiwan Limited for a claim amounting to approximately $684 thousand in relation to a past event pursuant to the relevant service agreement. The litigation is currently undergoing proceedings in the Taiwan Taipei District Court. While there is insufficient information to ascertain the chance of winning the case, the Company is defending for the favorable result. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2023.
27.SEGMENT INFORMATION
Information was reported to the Company’s chief operating decision maker for the purposes of resource allocation and assessment of performance as a single operating segment involving sales of hardware and battery swapping service. As such, the Company had identified one reportable segment.

a.Geographical areas
Information about the Company’s non-current assets excluding financial instruments by geographical location as of December 31, 2023 and 2022 was detailed below:

	As of December 31,
	2023	2022
Taiwan	$520,995	$468,137
India	27,571	2,197
Others	13,275	—
	$561,841	$470,334
The Company’s revenue from external customers by geographical location for the years ended December 31, 2023, 2022 and 2021 was detailed below:

	For the Year Ended December 31
	2023	2022	2021
Taiwan	$328,527	$360,618	$354,231
Others	21,319	22,208	11,778
	$349,846	$382,826	$366,009
b.Major customers
No single customers contributed 10 percent or more to the Company’s revenue for the years ended December 31, 2023, 2022 and 2021.

ITEM 19.    EXHIBITS

Exhibit No.	Description	Filed or Furnished Herewith	Incorporation by Reference
			Form	File No.	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association, as amended by a special resolution passed at the annual general meeting of Gogoro Inc. on May 30, 2023		6-K	001-41327	3.1	May 31, 2023

2.1	Description of Securities of Gogoro		20-F	001-41327	2.1	May 2, 2022

2.2	Specimen Ordinary Shares Certificate		F-4/A	333-261181	4.1	March 2, 2022

2.3	Specimen Warrant Certificate		F-4	333-261181	4.2	November 18, 2021

2.4	Warrant Agreement, dated as of January 5, 2021, by and between Poema Global Holdings Corp. and Continental Stock Transfer & Trust Company		F-4	333-261181	4.4	November 18, 2021

2.5	Assignment and Assumption Agreement, dated April 4, 2022, by and among Poema Global Holdings Corp., Gogoro Inc. and Continental Stock Transfer & Trust Company.		20-F	001-41327	2.5	May 2, 2022

4.1#	Agreement and Plan of Merger, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp., Starship Merger Sub I Limited and Starship Merger Sub II Limited.		F-4	333-261181	2.1	November 18, 2021

4.2	Form of Subscription Agreement		F-4	333-261181	10.2	November 18, 2021

4.3	Sponsor Support Agreement, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp. and Poema Global Partners LLC.		F-4	333-261181	10.3	November 18, 2021

4.3	Form of Registration Rights Agreement		F-4	333-261181	10.4	November 18, 2021

4.4	Form of Gogoro Shareholder Lock-Up Agreement		F-4	333-261181	10.5	November 18, 2021

4.5	Form of Director and Officer Indemnification Agreement		F-4/A	333-261181	10.7	March 2, 2022

4.6+	2013 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.8	November 18, 2021

4.7+	2016 Equity Incentive Award Pan of Gogoro Inc.		F-4	333-261181	10.9	November 18, 2021

4.8+	2019 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.10	November 18, 2021

4.9+	2022 Equity Incentive Plan of Gogoro Inc.		F-4/A	333-261181	10.11	March 15, 2022

4.9A+	Amendment No. 1 to Gogoro Inc. 2022 Equity Incentive Plan	*

4.10	Housing Lease Agreement between Taiwan Cooperative Bank and Gogoro Taiwan Ltd. dated November 30, 2017 (EN Translation).		F-4/A	333-261181	10.11	January 12, 2022

4.11#	Capital Increase Agreement between Yadea Technology Group Co., Ltd., Jiangmen Dachangjiang Group Co., Ltd., Ai Huan Huan Energy (Shanghai) Ltd. and Gogoro Network Pte. Ltd. dated November 25, 2020 (EN Translation).		F-4/A	333-261181	10.12	January 12, 2022

4.12	Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated March 28, 2019 (EN Translation).		F-4/A	333-261181	10.13	January 12, 2022

4.13	First amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 14, 2020 (EN Translation).		F-4/A	333-261181	10.14	January 12, 2022

4.14	Second amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Dec 14, 2020 (EN Translation).		F-4/A	333-261181	10.15	January 12, 2022

4.15	Term Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.16	January 12, 2022

4.16	Term Loan Agreement of Gogoro Inc. with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.17	January 12, 2022

4.17+	Form of Employment Agreement between the Registrant and certain of its executive officers	*

4.18+	Form of Employment Agreement between the Registrant and certain of its executive officers	*

8.1	List of subsidiaries		F-4/A	333-261181	21.1	January 12, 2022

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

15.1	Consent of Independent Registered Public Accounting Firm	*

97.1	Incentive Compensation Clawback Policy	*

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	*

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

Date: March 29, 2024