Form 20-F
period 2024-12-31
Gogoro Inc.
filed 2025-03-31
CIK 1886190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM 20-F
___________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
As of December 31, 2024, there were 295,353,489 Ordinary shares outstanding, par value US$0.0001 per share,
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒
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
This annual report contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance, regulatory or policy matters, investigations, developments in the capital and credit markets and expected future financial performance.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
▪Our future financial and operating results, including forecasts, trends, expectations and market opportunity;
▪Our ability to execute our cost-saving strategies and organizational restructuring;
▪Growth of our business and operations and our ability to effectively manage our growth;
▪The impact of regulatory or policy changes or the impact of government investigations.
▪Our ability to launch and ramp up the production of our products and features, and our ability to control our manufacturing costs;
▪Our ability to expand our sales and marketing capabilities in order to increase our customer base and achieve broader market acceptance of our solutions;
▪Our dependence on a limited number of vendors, suppliers and manufacturers;
▪Our ability to expand effectively into new markets, including the timing and estimates on the number of cities we will expand to;
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
▪Our cost-savings efforts and organizational restructuring may not achieve their intended objectives.
▪We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.
▪We may not have access to additional financing (debt, equity, etc) to sufficiently fund our operations and execute our business strategy.
▪If we fail to execute our growth strategy or manage growth effectively, our business, financial condition and results of operations would be adversely affected.
▪If we fail to develop new products or technologies, our revenues and business may be negatively affected.
▪Failure to adequately manage our supply chain could result in non-compliance with applicable laws, regulations and government requirements, exposing us to significant regulatory, business, financial and reputational risks.
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
▪We face substantial economic and political risks associated with doing business in Taiwan, partially due to the geopolitical tension that could negatively affect our financial condition and results of operations and hence the value of your investment.
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
▪We have fallen below the continued listing requirements of Nasdaq, and if we cannot regain compliance in time, Gogoro Ordinary Shares may be delisted and the liquidity and the trading price of Gogoro Ordinary Shares could be materially and adversely affected.
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
We have a history of operating losses. We incurred a net loss of $122.8 million, $76.0 million and $98.9 million for the year ended December 31, 2024, 2023 and 2022, respectively, and, as of December 31, 2024, our accumulated deficits was approximately $548.7 million. We believe we will continue to incur operating and net losses each quarter in the near future. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) and ePTWs by consumers and other electric transportation modalities, continued support from regulatory programs and in each case, the use of our battery swapping technology, any of which may not occur at the levels we currently anticipate or at all. We may need to raise additional financing through loans, securities offerings, or additional investments in order to fund our ongoing operations. There is no assurance that we will be able to obtain such additional financing or that we will be able to obtain such additional financing on favorable terms. Our forecasts and projections are based upon assumptions, analyses and internal estimates developed by management. If these assumptions, analyses, or estimates prove to be incorrect or inaccurate, our actual operating results may differ materially and adversely from those forecasted or projected.
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
Our cost-saving efforts and organizational restructuring may not achieve their intended objectives.
Starting from the fourth quarter of 2024, we have implemented various strategic initiatives and organizational changes designed to streamline operations, reduce costs, and drive operational efficiency. These initiatives include, but are not limited to, structural and operating realignment across the Company, consolidation and exit of facilities, and reductions in operating expenses. Our future success depends, partly, on our expansion into other geographic markets. We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business. While we believe these initiatives help improve our competitive position and financial performance, they involve significant risks and uncertainties.
Our ability to successfully execute our strategy depends on numerous factors, some of which are outside of our control, including, for example, our ability to (i) focus our collective efforts on delivering the best possible user experience while simultaneously saving costs, (ii) implement the necessary re-alignment of resources across businesses to prioritize our battery swapping business and second life opportunities for our batteries, (iii) streamline our product offerings and product design practices to quickly respond to customer needs while increasing our gross margin, (iv) create new business opportunities with partners in Taiwan and overseas and (v) ensure that our cost-savings efforts are focused and tracked to demonstrate a path to profitability. The implementation of our strategy requires significant management attention and resources, which may divert focus from our day-to-day operations. If we are unable to simultaneously execute on our strategic initiatives while maintaining operational excellence, our business could be adversely affected. Additionally, there is no guarantee that our initiatives will generate the expected returns or operational improvements, and we may incur significant implementation costs without realizing corresponding benefits. Moreover, changes in market conditions, increased competition, or shifting customer demands may render aspects of our strategy less effective or require additional adjustments, potentially delaying or reducing the anticipated benefits. If we are unable to successfully implement and execute our strategy, we may experience continued operational and financial underperformance, which could result in further restructuring efforts, additional costs and impairment charges. All of these could have a material and adverse effect on our business, financial condition and results of operations.
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
Our success may be reliant on partners’ successful performance and such partners may not perform as they expected due to various factors including product price or business model and any failure of performance may impact significantly on our success. In some circumstances, we may enter markets through collaborating with complementary businesses, including forming joint ventures. The identification of suitable alliance and joint venture partner candidates can be difficult, time consuming, and costly, and we may not be able to successfully complete identified alliances or joint ventures. Other companies may compete with us for these strategic opportunities. In addition, even if we successfully complete an alliance or joint venture, we may not be able to timely and effectively commence operations of any joint venture or other alliance because the process of integration could be expensive, time consuming and may strain our resources. Furthermore, we may be required to contribute significant amounts of capital or incur losses in the initial stages of an alliance or joint venture, particularly as selling and marketing activities increase ahead of expected long-term revenue. For example, capital contributions to a joint venture may be necessary in the future if we expand our operations in the geographic market that we wish to expand into in order to achieve our long-term strategy in such locations. In addition, the process for customers of the alliance or joint venture to comply with local or foreign regulatory requirements that may be required to purchase our products may cause delays in the alliance partner or joint venture’s ability to conduct business. Furthermore, the products and technologies that we jointly develop, or with respect to which we collaborate, may not be successful or may require significantly greater resources and investments than we originally anticipated. For example, as of the date of this annual report, we had not been able to generate satisfactory results from our collaborations with certain partners in implementing new lines of business or offering new products and services within existing lines of business. In addition, we may not be in a position to exercise sole decision-making authority regarding any strategic collaboration, alliance or joint venture, which could result in impasses on decisions or decisions made by our partners, and our partners in such collaborations, alliances or joint ventures may have economic or business interests that are, or may become, inconsistent with our interests. Furthermore, we may adjust our business strategies in different geographic markets from time to time based on the latest development in such market, which may also require significant amounts of capital or incur losses and may strain our resources. For instance, as part of our cost-saving efforts and turnaround strategy, we adjusted our business strategies in China and India in the fourth quarter of 2024 to write down certain assets in China and India, which had a negative impact on our financial results as we incurred $31.9 million of impairment charges primarily associated with adjustments to the carrying values of certain machinery equipment in China and India which is currently underutilized and other costs associated with our new strategies. See also “—Our cost-saving efforts and organizational restructuring may not achieve their intended objectives.”
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

We may not have access to additional financing (debt, equity, etc) to sufficiently fund our operations and execute our business strategy.
Our cash and cash equivalents decreased significantly in recent years. As of December 31, 2024, we had cash and cash equivalents of $117.1 million, compared with $173.9 million as of December 31, 2023.This reduction in our available liquidity could materially and adversely affect our business operations, financial condition, and prospects. We may face challenges in funding our ongoing operations, maintaining vendor relationships, servicing our existing debt obligations, and pursuing strategic initiatives necessary for growth.
If we are unable to generate sufficient cash flows from operations or secure additional financing on acceptable terms, we may be required to delay, reduce or eliminate certain business activities, sell assets, or pursue financing on unfavorable terms, which could adversely affect our competitive position and long-term business prospects. See “—We may need to raise additional funds and these funds may not be available when needed or may be available only on unfavorable terms.” The terms of our existing or future debt arrangements may restrict our ability to pursue certain business opportunities and take specific actions. See “—Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.”
Our reduced cash position increases our vulnerability to adverse economic and industry conditions, including increases in interest rates, inflation, supply chain disruptions and competitive pressures. These factors could further exacerbate our liquidity challenges and impair our ability to respond effectively to market opportunities or competitive threats.
There can be no assurance that our cost reduction initiatives, revenue enhancement strategies or capital raising efforts will generate sufficient liquidity to meet our operating needs or debt service requirements. If we are unable to improve our cash position, we may be unable to invest in product development, marketing initiatives, or other growth opportunities necessary to maintain our competitive position in the market.

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
To manage growth in operations and personnel and execute our growth strategy, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. In addition, we may face difficulties as we expand our operations into new markets in which we have limited or no prior experience. See “—We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.” Failure to manage growth effectively could result in difficulties or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results. Our strategy is based on a combination of growth and continuous accumulation of our subscription-based users, and any inability to scale, maintain customer experience or manage operations at our battery swapping stations may impact our growth trajectory.
If we fail to develop new products or technologies, our revenues and business may be negatively affected.

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
Our research and development expenses were approximately $34.9 million, $40.9 million, and $46.0 million for the years ended December 31, 2024, 2023 and 2022, respectively, and are likely to grow in the future. However, our investment of resources to develop new product offerings may either be insufficient or may result in expenses that are excessive as compared to revenue produced from these new product offerings. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected and our prior products could become obsolete more quickly than expected.
Failure to accurately predict demand or growth with respect to our new product offerings could materially and adversely affect our business, financial condition, results of operations, and prospects, and there is always risk that these new product offerings will be unprofitable, will increase our costs or will decrease operating margins or take longer than anticipated to achieve target margins. We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase our competitors’ products or services. If we are unable to successfully introduce new products, we may lose a portion of our target customers which may in turn lead to decrease in our market share, and may have material adverse effect on our business, financial condition and results of operations.
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

Failure to adequately manage our supply chain could result in non-compliance with applicable laws, regulations and government requirements, exposing us to significant regulatory, business, financial and reputational risks.
We are exposed to significant risks related to supply chain management, particularly regarding compliance with applicable laws, regulations and government requirements, including those in Taiwan and other jurisdictions in which we operate. We rely on a global network of suppliers for various components and materials used in our products. Effective supply chain management, including oversight to ensure compliance of the raw materials and components provided by our suppliers is critical to ensure that our products meet regulatory standards and are qualified for the subsidies under certain government subsidy programs. Therefore, failures in supply chain management could lead to use of materials or components that do not meet the relevant laws, regulations or government requirements, including those associated with government subsidies. Such non-compliance may expose us to regulatory penalties and legal liabilities, which could include fines, withdrawal of subsidies granted in the past and loss of eligibility for future government subsidies, and may give rise to negative publicity and harm our reputation. Additionally, failure to comply with applicable laws and regulations could result in operational disruptions, requiring remedial actions such as sourcing alternative components, product recalls and navigating regulatory investigations, thereby increasing costs and potentially harming our operational performance. In August 2024, we conducted investigations into allegations in recent media reports that we incorporated imported components into certain of our vehicles in violation of the requirement of the Taiwan government that certain core components of the electric scooters shall be produced domestically in order to be qualified for the subsidies to purchasers. During such internal investigations, we have identified certain irregularities in supply chain which caused us to inadvertently incorporate certain imported components in some of our vehicles. We have reported the irregularities in supply chain to the local authorities and are fully cooperating with the local authorities in their inquiries. We have reported these issues to the local authorities and are fully cooperating with the local authorities in their inquiries. Depending on the final outcome of these investigations, we may need to reassess the impact on our results of operations which could undermine investor’s confidence and further damage our reputation. Our officers may be required to take responsibilities for any noncompliance identified and we cannot assure you that we will be able to find competent replacements in a timely manner in case of any departure of our existing officers, which will further adversely affect our business operations and financial performance.
While we are taking measures to strengthen our supply chain management through enhanced due diligence, stricter vetting procedures and increased monitoring and also improve our operational controls in general, there can be no assurance that these measures will be effective and prevent any future non-compliance. As such, any recurrence of failure in our supply chain management and operational control could subject us to additional penalties and materially and adversely affect our future business, financial condition, and results of operations.
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
Our international investments in capacity and our product roadmap may require significant capital expenditures, and if demand for our business grows rapidly, we anticipate that we would need to accelerate our planned investments to meet that demand. To the extent we do not generate expected cash flows, we may be required to increase our use of external funding sources to fund our investments and operations, which may not be available on favorable terms or at all. To the extent such funding is below our expectations, our anticipated cash requirements would increase. Efforts to expand capacity require available sources of labor, materials, and equipment. Increasing demand for such sources, including from other manufacturers; supply constraints, labor shortages, and other adverse market conditions; issues with permits or approvals; on-site incidents; and other issues arise from time to time and can result in significant delays and increased costs for our projects, as well as legal and reputational harm.
Further, we may recognize impairment charges on our tangible assets as the result of their inability of producing anticipated cash flows on our investments. We have incurred, and may in the future incur, impairment charges, which we are required to recognize whenever we determine that the carrying amount of long-lived assets is higher than its recoverable amount. For instance, in 2024, we incurred non-cash impairment charges of $31.9 million, primarily associated with adjustments to the carrying values of certain machinery equipment in Taiwan, China and India which is currently underutilized. By their nature, the timing or extent of impairment charges are not predictable. We may incur non-cash impairment charges in the future, which may reduce our net income.
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
Our ability to grow our customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We rely on our business development, sales and marketing teams to grow our retail business, and on the technology, site development, and project management personnel to build out and serve new battery swapping stations. We plan to continue to expand in these functional areas but we may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect our ability to expand our sales capabilities. The hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. Our business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.
Our success depends on the ability to develop and maintain relationships with our partners, including our OEM partners, manufacturing partners and demand generation partners.
The success of our business depends on our ability to develop and maintain relationships with our partners, including our OEM partners in Taiwan, as well as a variety of existing and potential OEM partners overseas, and manufacturing partners. If we fail to maintain or develop relationships with our partners, or if our partners opt to partner with competitors rather than us, our revenues may decline and our business may suffer.
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
Our business is dependent on the continued supply of battery cells for the battery packs used in our ePTWs. Any disruption in the supply of battery cells from our suppliers could disrupt maintenance of our battery swapping stations and production of ePTWs. Furthermore, fluctuations or shortages in petroleum and other economic conditions, including increasing inflation have caused us to experience significant increases in freight charges and material costs. We have experienced a shortage in semiconductors and a shortage of semiconductors or other key components could cause a significant disruption to our production schedule. If we are unable to pre-purchase supply for semiconductors or other key components that may experience shortages, or if we cannot find other methods to mitigate the impact of any such shortage, then any such short shortage could have a substantial adverse effect on our financial condition or results of operations generally in the same manner, it could cause the same for other vehicle and ePTW manufacturers. Substantial increases in the prices for our materials or prices charged to us, such as those charged by suppliers of battery cells, semiconductors or other key components, have increased our operating costs, and could reduce our margins if the increased costs cannot be recouped through increased ePTW sales. Given the competitive nature of the markets in which we operate in, it is unlikely that all increases in expenses can be passed on to customers. Any attempts to increase ePTW prices in response to increased material costs could result in reductions of orders and reservations and therefore materially and adversely affect our brand, image, business, prospects, financial condition and results of operations. Thus, substantial increases in the prices for our materials or components would materially and adversely affect our business, increase our operating costs and negatively impact our prospects.
If we fail to offer high-quality support to the battery swapping stations and station suppliers, or experience system or hardware failure, or fail to maintain strong user experience, our business and reputation will suffer.
Once a customer has subscribed to our services, he or she will rely on us to provide support services to resolve any issues that might arise in the future. Rapid and high-quality customer support is important so riders can receive reliable battery swapping services for their ePTWs. The importance of high-quality customer support will increase as we seek to expand our business and pursue new customers and geographies. Any failure to quickly resolve issues and provide effective support, or a market perception that we do not maintain effective and responsive support, could adversely affect our brand and reputation, our ability to retain customers or sell additional products and services to existing customers, and our business, financial condition, and results of operations.
We may be unable to retain our key personnel and attract additional qualified personnel to operate and expand our business. If we are unable to attract and retain key personnel and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.
Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel. On September 13, 2024, Mr. Horace Luke stepped down from the board of directors and resigned from his position as our Chief Executive Officer. Mr. Tamon Tseng was appointed as the Chairman of the board of directors on the same date, and Mr. Henry Chiang was appointed as our interim Chief Executive Officer. While our board believes Mr. Tseng and Mr. Chiang are well-qualified and competent to serve in these roles at our company, we cannot assure you that such transition of our key leadership would not affect our business operations. If we fail to implement the leadership transition successfully or if we fail to timely find a qualified successor in the event of any further change to our senior management, we may suffer harm to our business and financial performance, which may also undermine investor confidence. The loss of the services of any of our senior management, key employees or any significant portion of our workforce could disrupt our operations or delay the development, introduction and ramp of our products and services. While a number of our senior executives are bound by employment agreements, we may not be able to successfully attract and retain senior leadership necessary to grow our business. Any disagreement with our officers and key employees with respect to their departure may also cause financial and reputational harm to our company. Our future success also depends upon our ability to attract, hire and retain a large number of engineering, manufacturing, marketing, sales and delivery, service, installation, technology and support personnel, especially to support our planned high-volume product sales, market and geographical expansion and technological innovations. Recruiting efforts, particularly for senior employees, may be time-consuming, which may delay the execution of our plans. If we are not successful in managing these risks, our business, financial condition and results of operations may be harmed.
Employees may leave us or choose other employers, including competitors, due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skill sets needed for our business, including specialized knowledge of ePTWs, software engineering, manufacturing engineering and electrical and building construction expertise. We also compete with both mature and prosperous companies that have large financial resources and start-ups and emerging companies that promise short-term growth opportunities.
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
We typically plan our annual forecast of 12 months based on the quantity of products and services that our customers may purchase from us. We generally make decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on estimates made in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess raw material inventory or material shortages. Excess inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Expediting additional material to make up for any shortages within a short time frame could result in unprofitable sales or cause us to adjust delivery dates. In either case, our results of operation would fluctuate from period-to-period. These factors could have an adverse effect on our result of operations as a result of impairments. Further, such excess material and inventory could also lead to a decision of exiting certain products and models.
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
Finally, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Negative public perceptions regarding the suitability of lithium-ion cells or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve our battery cells, could seriously harm our business and reputation. Any incident involving our battery cells could result in lawsuits, recalls or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. There is a large volume of battery cells and battery modules and packs manufactured at our facilities are stored and recycled at our various facilities. Any mishandling of battery cells may cause disruption to the operation of such facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Any such disruptions or issues may harm our brand and business.
We may be subject to declining average selling prices, which may harm our revenue and gross profits.
ePTWs and battery swapping services may be subject to declines in average selling prices due to rapidly evolving technologies, industry standards and consumer preferences. As a result, our customers may expect us, as a supplier, to cut our costs and lower the price of our products in order to mitigate the negative impact on their own margins.
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
Our software platform is complex. Our software may contain latent defects or errors that may be difficult to detect and remediate. We are continuing to evolve the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers.
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
As a company that manufactures our own vehicles and battery packs, we must manage the risk of product recalls with respect to our products. In addition to recalls that might be initiated by us for various causes, testing of or investigations into our products by government regulators or industry groups may compel us to initiate product recalls or may result in negative public perceptions about the safety of our products, even if we disagree with the defect determination or have data that shows the actual safety risk to be non-existent. We have initiated several product recalls since our first vehicle launch in 2015 in Taiwan. On January 9, 2024, we made a voluntary safety recall announcement for specific models of vehicles on our website to update a firmware to fix an unintended low speed driving mode as a result of compatibility issue between the on-board diagnostic and electronic control unit. In the future, we may voluntarily or involuntarily initiate recalls if any of our products are determined by us or a regulator to contain a safety defect or be noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, have previously resulted in and could in the future result in significant expense, supply chain complications and service burdens, premature replacement of assets, and may harm our brand, business, prospects, financial condition and results of operations.
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
We are and/or may in the future become, subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. For example, on January 5, 2024, a service provider filed a lawsuit against Gogoro Taiwan Limited for a claim amounting to approximately $2.3 million in relation to a past event pursuant to the relevant service agreement. On January 2, 2025, the district court rejected the service provider’s claim. The service provider has appealed to the high court. While there is insufficient information to ascertain the outcome of the case, we are defending this case. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2024.
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
Our business will depend on customers continuing their services subscriptions. If customers do not continue to use our subscription offerings, our business, financial condition and results of operations will be adversely affected.
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
The ePTW market is relatively new and competition is still developing. Large early-stage markets require early engagement across verticals and customers to gain market share, and ongoing effort to scale channels, installers, teams and processes. Some customers may require solutions not yet available and we may face competition from existing or new competitors in the markets where we plan to enter.
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
Concentration of ownership among our existing executive officers, directors and their affiliates as well as 5% stockholders may negatively impact new investors’ ability to influence significant corporate decisions.
As of February 28, 2025, our directors, executive officers and their affiliates as a group beneficially owned approximately 8.3% of the outstanding Gogoro Ordinary Shares. In addition, as of February 28, 2025, Gold Sino Assets Limited beneficially owned 31.4% of the outstanding Gogoro Ordinary Shares. As a result, these shareholders, if acting together, may be able to exercise a significant level of influence over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This influence could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.
Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

We have two major term loan facilities in place with Mega International Commercial Bank Co. Ltd., including an individual loan and a syndication loan. We also added a term loan facility in March 2025. Our term loan facilities include a number of covenants that limit our ability to, among other things, incur additional indebtedness, incur liens on our assets, engage in consolidations, amalgamations, mergers, liquidations, dissolution or dispositions, sell or otherwise dispose of our assets, pay dividends or distributions on, or make repurchases or redemptions of, our shares, acquire other businesses (by way of asset purchase, share purchase, or otherwise), make loans, capital contributions, or other investments, or enter into any other transactions outside of the ordinary course of business. In addition, we must maintain a minimum liquidity ratio and a maximum ratio of total debt to shareholder equity. The terms of our term loan facilities restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies which are not subject to such restrictions.
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
In the automotive industry, it is common for employees to be part of unions, which can lead to higher employee costs, operational limitations, and an increased risk of disruptions to operations. We may also have direct and indirect dependencies on other companies with respect to unionized workforces, such as suppliers of raw materials and EV components, as well as trucking and freight companies. Work stoppages or strikes organized by these unions, including those involving contract laborers engaged by us, could significantly impact our business, financial health, and operations. Additionally, if we hire contract labor for our operations, we might be required to cover wage payments if the contractors fail to do so. This could negatively affect our business operations.
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
For example, the Ministry of Economic Affairs announced the Subsidy Program for Development of Electric Scooter in 2022. The government provided a purchase subsidy in the amount of up to NTD 7,000 for heavy and light electric scooters, up to NTD 5,100 for extra-light electric scooters, subject to adjustment from time to time. Some of our customers have chosen to purchase electric scooters rather than fuel scooters due to the purchase subsidy.
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
If our products fail to fulfill the requirement of such government subsidies, customers may decide to purchase electric scooters from our competitors that meet the relevant requirement in order to benefit from the government policy and subsidy programs, which may materially and adversely affect our business, financial condition and results of operations. See “—Risks Related to Our Business—Failure to adequately manage our supply chain could result in non-compliance with applicable laws, regulations and government requirements, exposing us to significant regulatory, business, financial and reputational risks.”
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
Existing and future environmental, health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial condition or results of operation.
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
Environmental, health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.
Although we are not regulated as a utility company, changes in regulations may subject us to regulation as a utility or otherwise require us to comply with utility-style regulations and limitations.
Although we generally are not regulated as a utility, government laws and regulations concerning electricity heavily influence the market for our products and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances locally or in foreign markets or other rules that apply to customer installations and new technology could make it more costly for our vendors to install and operate our battery swapping stations on particular sites, and in turn could negatively affect our ability to deliver cost-savings to customers for the use of our products. If we become subject to the same regulatory authorities as utilities or if new regulatory bodies are established to oversee our business, the marketability of our products could be impacted, and our operating costs could materially increase. In addition, regulatory uncertainty could discourage investment in the industry, which would reduce the capital available to us.
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
Our business activities may be subject to the United States Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery and anti-corruption laws and anti-money laundering laws, including laws of other countries in which we operate. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if it violates them.
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
As we grow our manufacturing operations in additional regions, we are or may be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictional levels in other locations abroad, including laws relating to the use, handling, storage, recycling, disposal and/or human exposure to hazardous materials, product material inputs and post-consumer products and with respect to constructing, expanding and maintaining our facilities. The costs of compliance, including remediations of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in significant expenses, delays or fines. We are also subject to laws and regulations applicable to the supply, manufacture, import, sale and service of PTWs both domestically and abroad.
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

Our management has limited experience in operating a public company. We have incurred and may continue to incur significant costs and devote substantial management time as a result of operating as a public company.
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
As a public company, we have incurred and may continue to incur significant legal, accounting, and other expenses. Compliance with these requirements has resulted in additional legal and financial compliance costs and made some activities more time consuming and costly. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. As a result, the management’s attention may be diverted from other business concerns, which could adversely affect our business, financial condition and results of operations.
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
Risks Related to Doing Business in Taiwan
We face substantial economic and political risks associated with doing business in Taiwan, partially due to geopolitical tension that could negatively affect our financial condition and results of operations and hence the value of your investment.
Currently, our major operation and market are located in Taiwan. In addition, our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan due to geopolitical tension. We cannot predict whether there will be escalation of the tensions in the region which would lead to new bans or tariffs on exports or even conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial conditions and results of operations, as well as the market price and the liquidity of our securities. We cannot assure you that we will be able to avoid circumstances which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.
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
Risks Related to Doing Business in India
Reductions or eliminations of government incentives, including the Faster Adoption and Manufacturing of Electric (“FAME") subsidy, PM Electric Drive Revolution in Innovative Vehicle Enhancement (“PM E-DRIVE”) subsidy, and benefits from the production-linked incentive (“PLI”) scheme could increase the price of our products and consequently dampen the customer demand for our products.
FAME and PM D-Drive subsidies have been introduced by the Government of India, in furtherance to the National Mission on Electric Mobility, to bridge the price gap between traditional ICE vehicles and electric vehicles, thereby promoting electric vehicles (“EV”) adoption in India. Further, the PLI schemes with respect to automobile and auto component industry and National Program on Advanced Chemistry Cell Battery Storage provide cash incentives which enable us to price the products at a concessional and competitive rate. Any withdrawal of the subsidies under FAME or PM E-Drive or any incentives provided under the PLI schemes will be priced into the retail price of the products sold by us in India which could make our products less competitive against conventional ICE vehicles and other competitors. According to the clarification issued by the Ministry of Heavy Industries, the FAME subsidies extended to eligible companies shall only be made available to vehicles manufactured by eligible companies sold until March 31, 2024 and no extension shall be granted on vehicles sold after March 31, 2024. Subsidies provided under PM E-Drive are in effect now and will remain effective until March of 2026. Additionally, any changes in government policies or regulations including any recall or scale back of the benefits available to EV manufacturers under the existing schemes and incentives could adversely impact our business and financial performance. Moreover, the availability of government subsidies plays a crucial role in driving EV adoption and competition with ICE vehicles. Without these subsidies, it is uncertain whether consumers will continue to prefer EVs over ICE vehicles, potentially affecting our ability to compete in the market, which may in turn materially and adversely affect our results of operations.

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
We have fallen below the continued listing requirements of Nasdaq, and if we cannot regain compliance in time, Gogoro Ordinary Shares may be delisted and the liquidity and the trading price of Gogoro Ordinary Shares could be materially and adversely affected.
We were notified by Nasdaq on October 29, 2024, of our company’s non-compliance with the continued listing standard because, for the 30 consecutive business days prior to the notice, the closing bid price of Gogoro Ordinary Shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), we are provided with a compliance period of 180 calendar days, or until April 28, 2025, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of Gogoro Ordinary Shares is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide us written confirmation of compliance and the matter will be closed. In the event we do not regain compliance by April 28, 2025, subject to the determination by the staff of Nasdaq, we may be eligible for an additional 180-day compliance period if we apply to transfer the listing of Gogoro Ordinary Shares to the Nasdaq Capital Market. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.
To address this issue, we have been monitoring the market conditions of Gogoro Ordinary Shares and are still considering our options. During the compliance period, Gogoro Ordinary Shares will continue to be listed and traded on Nasdaq Global Select Market, subject to our compliance with other Nasdaq continued listing standards and other rights of the Nasdaq to delist Gogoro Ordinary Shares.
Should we fail to regain compliance with Nasdaq’s continued listing requirements during the compliance period or encounter any additional non-compliance, Gogoro Ordinary Shares may be delisted from Nasdaq, and the liquidity and the trading price of Gogoro Ordinary Shares could be materially and adversely affected.
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
Moreover, the PIPE Investors holding an aggregate of 29,482,000 Gogoro Ordinary Shares and certain holders of an aggregate of up to 125,478,944 Gogoro Ordinary Shares (exclusive of any potential Earnout Shares issuable pursuant to the Merger Agreement) have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we have filed for ourselves or other stockholders. In the second quarter of 2024, we entered into and consummated certain private placement transactions with Gold Sino Assets Limited (“Gold Sino”) and Castrol Holdings International Limited (“Castrol Holdings”). Pursuant to the relevant agreements, we issued and sold (i) 32,516,095 Gogoro Ordinary Shares and a warrant to purchase 10,838,698 Gogoro Ordinary Shares to Gold Sino and (ii) 16,887,328 Gogoro Ordinary Shares to Castrol Holdings.Pursuant to the relevant agreements with Gold Sino and Castrol Holdings, we also granted these two holders certain registration rights with respect to the registration of above-mentioned Gogoro Ordinary Shares. Registration of these shares under the Securities Act makes these shares freely tradeable in the public market, subject to the restrictions of Rule 144 in the case of our affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of Gogoro Ordinary Shares could decline.
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
The warrant agreements relating to our warrants provide that any action, proceeding or claim against the Company arising out of or relating in any way to such agreements will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the Company irrevocably submits to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. Such exclusive forum provisions could limit the ability of holders of our warrants to obtain what they believe to be a favorable judicial forum for disputes related to such agreement.
The Warrant Agreement, dated January 5, 2021, as amended by the Assignment and Assumption Agreement dated April 4, 2022 (together, the “Poema Warrant Agreement”) and the Warrant issued to Gold Sino on June 7, 2024 (the “Gold Sino Warrant”), provide that any action, proceeding or claim against the Company arising out of or relating in any way to such agreement, except for claims for which the federal courts have exclusive jurisdiction, such as suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim.
The exclusive forum provisions in the Poema Warrant Agreement and Gold Sino Warrant may limit the ability of holders of our warrants to bring a claim in a judicial forum that it finds favorable for disputes related to the Poema Warrant Agreement and Gold Sino Warrant, which may discourage such lawsuits against Gogoro and our directors or officers. Alternatively, if a court were to find such exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Gogoro on June 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
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
Commencing with our fiscal year ended December 31, 2022, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As of December 31, 2024, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”
Our internal control over financial reporting may not prevent or detect all errors and all frauds. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business and there could be difficulties in conforming standards, controls, procedures and accounting and other policies, as well as business cultures to the new markets. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. If that were to happen, the market price of the Gogoro Ordinary Shares could decline and we could be subject to sanctions or investigations by the Nasdaq, SEC or other regulatory authorities. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post- implementation issues that may arise.
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
Based on the fiscal year 2024 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2025 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of Gogoro Ordinary Shares, which is subject to change.
Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2025 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Gogoro Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Gogoro Ordinary Shares.
If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of Gogoro Ordinary Shares. For example, if we are a PFIC, U.S. Holders of Gogoro Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2025 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.
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
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows Summary” for a discussion of our capital expenditures, “—D. Property, plant, and Equipment” for a discussion of classification of our battery packs and related battery cells and “Item 18 Financial Statement—Note 8. Investments Accounted for Using Equity Method” for a disclosure regarding capital invested in other companies.
B. Business Overview
Mission
Our mission is to accelerate the mass market shift to sustainable urban life in the world’s most densely populated cities by eliminating the barriers to electric vehicle adoption and providing a path for every urban rider in the world to embrace smart and portable power.
About Gogoro
We are an innovative company focusing on utilizing cutting-edge technologies to transform urban transportation and enable the mass market shift to clean sustainable two-wheel transportation. Gogoro battery swapping provides smart, convenient and accessible portable power using industry-leading battery swapping and Smartscooter vehicles that address the needs of urban residents around the world with densely populated cities.
As a globally recognized industry leader, we received prestigious global accolades from media outlets and industry research firms. Fast Company recognized Gogoro as number one Most Innovative Company of 2024 in Asia Pacific and 37th globally. Fortune highlighted Gogoro on its 2024 Change the World list. MIT Technology Review recognized Gogoro as a top 15 Climate Tech Company to Watch for the second year in a row. Gogoro established an open urban transportation ecosystem that utilizes an innovative Swap & Go battery swapping platform that delivers full power to ePTW in seconds. We have deployed this large scale platform in our pilot market of

Taiwan, where as of December 31, 2024, we had enabled over 640 thousand monthly subscribers and more than 2.3 million GoShare riders to refuel their ePTWs at over 2.6 thousand battery swapping locations.
The Gogoro Network had delivered over 671 million battery swaps to date, and Gogoro riders had ridden more than 11.9 billion kilometers as of December 2024. Additionally, via our Powered by the Gogoro Network (“PBGN”) program, we have enabled partner brands to develop and market vehicles which are compatible with out battery swapping platform, enabling more choices for consumers and giving OEM partners the opportunity to offer electric swapping solutions.
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
▪Gogoro Smart Batteries are built for longevity and second-life applications. First-generation batteries, in service for ten years, still operate in a good state of health as anticipated and are now being repurposed for second-life opportunities.
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
Our business model has consistently achieved near 100% retention of Gogoro Network™ subscription revenue for each annual cohort of ePTWs sold since our pilot launch in Taiwan in 2015.
Our battery swapping network and batteries address four critical barriers that have prevented previous adoption of ePTWs:
1.Eliminating Range Anxiety – We strategically place battery swapping stations in high-demand locations, ensuring riders can easily find and quickly swap batteries.
2.Saving Time – Unlike traditional charging, which takes hours, our battery swapping technology allows riders to refuel in seconds, eliminating the need to leave their vehicles at dedicated charging locations.
3.Prioritizing Safety – Our patented Smart Batteries are designed and engineered to exceed the highest safety standards, ensuring a secure and reliable riding experience.
4.Making Electric Riding Affordable – Gogoro Smartscooters and ePTWs from our OEM partners are priced competitively with traditional ICE PTWs at the time of purchase while offering a lower total cost of ownership over the vehicle’s lifespan.
Gogoro generates two, inter-linked revenue streams:
i.Hardware sales — both Gogoro branded Smartscooters and enabling hardware, which includes sales of vehicle kits to partners who sell their own branded vehicles that are “Powered by the Gogoro Network™ ” (“PBGN”), and, in the future sales of Battery Packs and GoStation® to our JV partnerships that will operate battery swapping networks; and
ii.Battery subscription recurring revenues generated from Swap & Go customer subscriptions to the battery swapping network, including those from PBGN vehicles, further expanding our revenue base.
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

During the past decade in Taiwan, we have built our own battery swapping network to establish the Gogoro battery swapping ecosystem and catalyze the marketplace. In just over ten years, ePTWs have grown to an average of 8.6% market share for the past three years of all PTWs since we launched our first ePTW in 2015, where virtually 100% of all PTWs in Taiwan were ICE PTWs at that time. During 2024, approximately 71.7% of electric two-wheeler sales were delivered from Gogoro and our PBGN OEM partners. As we continue to expand and add additional OEM partners beyond Taiwan, we will benefit from partners’ manufacturing agility, supply chain and logistics capabilities, and retail channels, which will extend our brand’s reach. We believe that our proven battery swapping platform, enabling technologies and OEM partnerships will drive rapid and sustained growth opportunities into global markets in the future.
Since Gogoro’s inception in 2011, we have been engaged in developing and marketing our ePTW, battery swapping network, subscriptions, and other offerings, raising capital, and recruiting personnel. We have incurred net operating losses and net cash outflows from operations in every year since our inception. As of December 31, 2024, we had an accumulated deficit of $548.7 million. We have funded our operations primarily with proceeds from revenues generated from the sales of electric scooters and battery-swapping services, borrowings under our loan facilities, and offering shares through the private placement and to the capital market in the U.S.
Establishing Our Business Model
We have received recognitions and supports from our customers, partners, and independent third parties. Taiwan has been a logical location for piloting our battery swapping platform — its PTW penetration is among the highest in the world on a per capita basis. We have become a technology leader and created an emerging industry in Taiwan that includes more than ten vehicle makers and nearly sixty vehicle models. The Gogoro Network started with just 30 swapping stations in Taipei, but rapidly expanded to new cities, connecting regions and reaching greater density. We now have over 12,600 GoStation® racks at more than 2.6 thousand locations that provide battery swapping coverage accessible within minutes to all riders in Taiwan. For the years ended December 31, 2024, 2023 and 2022, revenues in Taiwan accounted for 95.9%, 93.9% and 94.2%, respectively, of total revenues.
The capital expenditures for this network build-out were principally comprised of Gogoro Smart Batteries and GoStation® on our network. Because we own our battery swapping network in Taiwan, 100% of all recurring Swap & Go subscription revenue is paid to Gogoro by end customers. This is the case whether the customer rides a Gogoro-branded ePTW or partner OEM-branded ePTW.
Growing into a mature and execution-oriented business requires a shift in mindset, clear vision and a new level of discipline for how we operate as a business. We have strengths to build on and we are growing Gogoro to the next phase where we are focusing on our core competency, simplifying our business operations and leveraging our more-than-a-decade of experiences and knowledge in electric energy swapping industry to serve our riders and to deliver an unparalleled battery swapping experience.
Marketing Channels
Gogoro employs marketing and retail channels for selling our vehicles. Marketing efforts focus on advertisements which are used to drive both awareness of our products as well as specific promotions. Additionally, we maintain an active presence on social media, including on Facebook, Line, Instagram, to quickly reach our target audience. Other than specific pricing discounts or other specific at the point of sales promotions. we generally do not engage in any other sales initiatives. While customers may take advantage of bank loans, deferred credit card interest payment schedules, or other incentives, these are offered by third-party service providers and not by Gogoro directly.
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
▪Proven in our First Market: Taiwan. We scaled our product offering to drive ePTW adoption to 8.6% of total PTWs as of December 31, 2024, from almost no ePTW penetration in 2014. Of Taiwan’s ePTW market, we and our partner OEMs captured 71.7% of the market share as of December 31, 2024. With over 2.6 thousand battery swapping locations, our Swap & Go service has become interwoven into the lives of over 640 thousand subscribers in Taiwan, which demonstrates our business model and the attractiveness of battery swapping solution as a fast, convenient, and safe means of refueling ePTWs.
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
▪Management Team Experience. We have assembled a seasoned management team with deep experience in technology, consumer brands, and the automotive sector in Asia and globally. The management team is currently led by Henry Chiang and Bruce Aitken who have combined more than 40 years of extensive experiences in growing multinational businesses at various stages of development in different geographical regions. The management team is rounded out by executives with significant industry experience from companies such as Intel, Amazon, Ford, Toyota and IKEA, among others. Our board of directors includes seasoned executives and recognized industry leaders in their respective fields.
▪Positioning for Future Growth. The growth in demand for both customer-facing and behind-the-meter energy solutions is accelerating in Taiwan and globally. We see a rapidly evolving market with significant potential, and we are strategically expanding our investments to maximize the value of our extensive battery fleet. Several of these solutions are already commercially deployed, while others are undergoing pilot testing with TaiPower. By the second half of 2025, we are on track to achieve full certification for our energy storage and peak shaving products, reinforcing our leadership in the industry.
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
We continue to be recognized for our efforts — in 2024, we were recognized by MIT Technology Review with the honor of being one of the Top 15 Climate Companies globally to watch for the second year in a row. We were also recognized by Frost & Sullivan as 2024 Global Company of the Year for our leading battery swapping for E2W, and our ride-share business, GoShare, was recognized as Asia-Pacific Entrepreneurial Company of the Year for mobility sharing. Fast Company recognized Gogoro as number one Most Innovative Company of 2024 in Asia Pacific and 37th globally.
Gogoro Products
Vehicles and Enabling Technology (Sales of Hardware & Other Revenues)
Smartscooter
In 2015, we launched our first vehicle, the Gogoro 1 Smartscooter. Since then, we have released numerous Smartscooter vehicles and introduced new ePTW technologies that have led to the innovative powertrains, systems, and components we offer to partner OEMs. As we continue to innovate Gogoro-branded products, the entire platform benefits from new technology and features that can be extended into future enabling kits.
In 2024, we introduced a number of new vehicle products and collaborated again with Muji and well-known Japanese designer Naoto Fukasawa to launch Gogoro VIVA XL ME and a line of lifestyle products. Partner brands also introduced new vehicles and we will continue to innovate under both the Gogoro brand and by working together with OEM partners to bring innovative Gogoro technology for ePTWs to their branded products.
Battery Packs and GoStation®
Our Gogoro self-manufactured battery packs are manufactured based on proprietary technology and manufacturing methods, can be sold to service providers as we expand into international markets. Similarly, GoStation® can be sold directly to operators. In Taiwan Gogoro owns and operates the Gogoro Network™.
Battery Subscription Services (Battery Swapping Service Revenue)

Once a customer has purchased a Gogoro or partner branded vehicle, they subscribe to the Gogoro Network™. The subscription can take a variety of forms — post paid, pre-paid, bulk-buy, etc. This revenue represents a growing portion of Gogoro’s overall revenue in 2024 and will continue to grow as subscribers accumulate.
Research and Development
Gogoro pioneered the battery swapping industry and has set the industry benchmarks for innovation, technical performance, sustainability, and quality standards with continuous advancements across every segment since. We invested significant time, resources, and expense into the research and development of our category-defining batteries, motors and drivetrain systems. Our MES, and networked swapping platform technologies as well as the software solutions that seamlessly integrate them are also all largely self-developed. Our leadership position is the result, in part, of our committed research and development activities.
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
As of February 28, 2025, we had 158 United States patents issued. Additionally, we had 961 issued foreign patents in approximately 18 countries worldwide.
We intend to continue to regularly assess opportunities for seeking patent protection for those aspects of our technology, designs, and methodologies that we believe provide a meaningful competitive advantage.
Raw Materials
Our supply chain has been cultivated and qualified over the course of the last ten years. Raw materials to complete the manufacturing of our vehicles, kits, battery packs, and GoStation® are not substantially constrained and while prices for these raw materials are subject to global supply/demand dynamics, we have not seen, nor do we anticipate, significant cost impact or material availability issues in the near term. One of the critical components of our battery packs is battery cells which are currently in high demand globally. Since we have relationships with multiple energy cell providers, we do not anticipate substantial difficulty in securing required volumes of battery cells. Additionally, certain integrated circuit components are in high demand, but we have been able to manage our supply chain and component availability without an impact to our output, quality, or pricing.
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

Smartscooter Motor Manufacturing
Today. Gogoro produces motors for several distinct powertrain platforms in our in-house motor factory. We have developed our own equipment and proprietary processes for creating our precision motors and systems to the highest tolerances while achieving volume on-demand. Our specially trained technicians go through four levels of Gogoro certification and leverage our integrated digital assistants to perfect the intricate assembly of each system and component set. The components built here are optimized for both our own branded vehicles as well as for the enabling kits for our OEM partners’ use. Each goes through rigorous testing at every stage of development from design, through production assembly and is then monitored through its lifespan. As we continue to innovate our production and software evolve to deliver even greater performance, energy efficiency, and new capabilities.
Smartscooter Assembly
Today, all of our component systems, powertrains, and vehicles are assembled, connected, and tested in our Smartscooter assembly facility. With its highly agile format and best-in-class equipment, we produce over 20 unique ePTWs models on five distinct vehicle platforms. Our highly synchronized processes can produce each vehicle with exacting precision, from chassis to activation on the network within two hours. Each screw is executed with digital precision, every wiring connection is recorded and cataloged, thus allowing instant backtracking of any future issues, speeding up maintenance, and helping fast-track further production system refinements. With every step carefully orchestrated by our MES system, our teams can easily shift from one station to the next and one process to another, across different vehicle types, ensuring maximum flexibility and consistent execution of our full portfolio of ePTWs and enabling kits.
Smart City and Second Life Batteries
Our batteries are optimized for vehicles, but designed to be utilized in a variety of second life applications that can further extend the revenue-generating potential of each battery pack. In 2023, we deployed Enel X’s Virtual Power Plant (“VPP”) capability at more than 1,000 of our GoStation locations across Taiwan. VPP is one of the means of improving urban sustainable energy distribution for smart cities by enabling the Gogoro Battery Swapping Network to pause usage of the grid or even return energy to the grid. This is the first deployment globally of this technology using a distributed portable battery network. We are developing a variety of second life battery uses. In 2023, we deployed approximately 1,000 smart parking meters in Taiwan and deployed smart traffic signal back-up services at 200 of Taipei's busiest intersections. These smart city and second life implementations are exciting areas of development, and we continue to identify new potential revenue drivers for our second life battery services. For example, during a major earthquake in Taiwan in April 2024, the Gogoro battery swapping network, as part of Enel X’s Virtual Power Plant, successfully provided energy grid stabilization when the grid started to become unstable.
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
Source of Revenue and International Expansion
We are the leading ePTW brand in Taiwan. In addition to selling electric vehicles and ePTW technology, we also build, operate, and manage a footprint of over 2.6 thousand GoStation® locations across Taiwan.
Our competition includes other PTW vehicle manufacturers of electric two-wheel vehicles and high fuel economy gasoline powered vehicles. In the electric two-wheeler space, we often partner with other manufacturers to provide the technology to build “swap-capable” ePTWs PBGN, thereby directly participating in the success of our partners’ branded sales. In 2024, Gogoro’s branded sales in combination with our PBGN partnerships represented approximately 71.7% of all ePTW sales in Taiwan.
We continue to strengthen our market presence in Taiwan, where we have deployed over 12,600 racks of GoStations across more than 2.6 thousand locations. At the same time, we are expanding our international reach. In South Korea, our collaboration with PBGN partners have successfully developed a localized operational model, showcasing how strategic partnerships drive market success. Additionally, our partnership with Castrol leverages Gogoro’s cutting-edge technology alongside Castrol’s extensive global expertise and leadership. Meanwhile, in Nepal, we are actively building the fundamental infrastructure necessary to support long-term market growth, further extending our ecosystem's impact.
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

In the past three years on average, approximately 95% of our revenue has been generated in the Taiwan market. We estimate that we will generate approximately 95% of the revenues in 2025 from the Taiwan market, and 5% from international markets.
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
C. Organizational Structure
The following table illustrates our current corporate structure, which includes our significant subsidiaries and certain significant branches of our subsidiaries as of the date of this annual report:
Below is a description of our operating entities.

			% of Ownership
			December 31
Investor	Investee	Principal Activities	2024	2023
Gogoro Inc.	Gogoro Taiwan Limited	Manufacture and research and development of electric scooters and bikes	100.00	100.00
	Gogoro Network	Provision of energy services to consumers using battery swapping system	100.00	100.00
	Gogoro Network Pte. Ltd.	Holding company	100.00	100.00
	GoShare Pte. Ltd.	Holding company	100.00	100.00
	Gogoro Network Infrastructure Pte. Ltd. (Note i)	Holding company	100.00	100.00
Gogoro Taiwan Limited	Gogoro Taiwan Sales and Services Limited	Sale of electric scooters and related products and provision of after-sale services	100.00	100.00
	GoPocket Taiwan Limited	Issuance of reward points	100.00	100.00
	Gogoro Singapore Holding Pte. Ltd.	Holding company	100.00	100.00
GoShare Pte. Ltd.	GoShare Taiwan Limited	Provision of electric scooters free float sharing services	100.00	100.00
Gogoro Network Pte. Ltd.	Gogoro B.V. (Note i)	Holding company	100.00	100.00
	Gogoro Network B.V.	Holding company	100.00	100.00
	Gogoro India Private Limited	Manufacture and sale of electric scooters and related products and provision of after-sale services	100.00	100.00
Gogoro Singapore Holding Pte. Ltd.	Gogoro Europe Sales and Services B.V. (Note i)	Sale of electric scooters and related products	100.00	100.00
	Rui Yi Trading (Shanghai) Limited (Note i)	Holding company	100.00	100.00
i.The board of directors has approved to dissolve the entity.
•Gogoro Taiwan Limited — Manufacturing company which generates revenues from the sales of scooter parts, core components, development kits, GoStation® equipment and battery packs to its partners globally and also provides consulting services
•Gogoro Network — Provides battery swap services in Taiwan, with revenue generated from swap subscription fees paid by end customers
•Gogoro Network Pte. Ltd. — Licensor of SaaS and provider of battery swap services outside of Taiwan, with revenues generated from licensing of SaaS and battery swap services
•Gogoro India Private Limited — Sales of scooters, parts, core components, development kits, GoStation® equipment and battery packs to its partners in India
•Gogoro Taiwan Sales and Services Limited — Sales company in Taiwan, with revenues generated from sales of scooters to local end customers

•GoShare Taiwan Limited — Provides scooter sharing services to local end customers in Taiwan
D. Property, Plant and Equipment
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
Our facilities are each purpose-built for their specialized production processes, and closely located to streamline logistics and optimize for efficiency and risk management. Each facility is designed with a highly agile and reconfigurable operational model to support continued expansion and increased capacity. In addition to our Taoyuan facility, we lease warehouses in various locations in Taiwan and pilot cities in Asia which are primarily used for storage and production logistic hubs. Our space resources, along with the support of the significant manufacturing capacity of our large scale regional OEM partners, were sufficient to support our needs in 2024. To gain further operating efficiency, we are in the process of consolidating our Taiwan office facilities starting in the first quarter of 2025.
We intend to add new facilities or expand our existing facilities as we add employees and expand our operations in Taiwan and internationally. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.
We now have over 1.3 million batteries and more than 2.6 thousand GoStation® locations in Taiwan and more than 500 locations in other markets that provide battery swapping services and other Smart Energy solutions. We had $357.8 million worth of battery packs and $63.1 million worth of production equipment and GoStations in our property, plant and equipment as of December 31, 2024. Based on our deployment plan for the next 12 months, we classified about $27.7 million of undeployed battery packs and related battery cells as construction in progress in property, plant and equipment from inventories on December 31, 2024. In 2024, we incurred non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment in China and India which is currently underutilized. See information also in “Item 18. Financial Statements—Note 9 Property, Plant and Equipment.” Gogoro Smart Batteries and GoStations are core to our business in realizing the growth of the Gogoro Network. Our growth and success are highly dependent upon the continuing rapid adoption of and demand for ePTWs and battery swapping services. We and our partners will continue to invest in these core properties to support our growth strategy. We performed certain voluntary upgrades to our battery packs starting 2023 and will continue through 2025. Such upgrades are expected to improve batteries' capacity and extend the remaining useful life of those battery packs.
As we invest in our Taiwan and international expansions, we expect our capital expenditure to remain at approximately historical levels for the next few years. Our capital expenditures are mainly related to build up and support of our battery swapping solutions as we expand our Gogoro Network’s ecosystem. We plan to invest more than $80 million in capital expenditure that is related to making new and upgrading existing battery packs in 2025.
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
A. Operating Results
Overview
2024 was transformative for Gogoro and marked by key challenges. In the fourth quarter, we took decisive actions to reestablish our business fundamentals and made difficult decisions to realign our resources, streamline operations and implement significant cost reductions. We have also refocused on our core energy strengths including our battery swapping subscriber growth, optimizing our vehicle cost structure and significantly reducing fixed overhead expenses. We continued to grow our total number of subscribers in Taiwan and coverage of our industry-leading GoStation® and smart battery packs.
In the second quarter, we secured a total of $75 million equity investment from Gold Sino and Castrol Holdings. Castrol Holdings is part of the British Petroleum group. These investments demonstrate strong support for Gogoro’s business and vision for transitioning urban two-wheel mobility to cleaner and more sustainable energy.
In the fourth quarter, we took accounting charges of over $38 million as a result of simplifying and strengthening our business. These impairment and exit costs materially impacted our fourth quarter and full year net loss results. These critical and proactive steps to optimize our cost structure set us up well for the future as a leaner and more efficient organization focused on delivering a clear path to profitability. In the meantime, we continue to grow our energy business and reinforce the strength of our battery swapping and smart energy solutions. As we closed out 2024, we leveraged this transition period to refine our strategy, sharpen our focus on energy services and ecosystem enablement, and continue our international focus.
Our PBGN market share in Taiwan remains strong with 7.5%, 7.5%, and 10.7% share in year 2024, 2023 and 2022, respectively. Our Gogoro Network™ business continues to demonstrate strong demand and the number of subscribers grew to 640 thousand as of December 31, 2024 from 587 thousand as of December 31, 2023.
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

Results of Operations
Gogoro’s results of operations for the years ended December 31, 2024, 2023 and 2022 are presented below (U.S. dollars in thousands except for %):

	For the Year Ended December 31,			2024 vs. 2023 Change		2023 vs. 2022 Change
	2024	2023	2022	$	%	$	%
Operating revenues	$310,641	$349,846	$382,826	(39,205)	(11.2)%	(32,980)	(8.6)%
Cost of revenues	302,711	298,907	325,113	3,804	1.3%	(26,206)	(8.1)%
Gross profit	7,930	50,939	57,713	(43,009)	(84.4)%	(6,774)	(11.7)%
Operating expenses:
Sales and marketing	44,064	50,976	60,273	(6,912)	(13.6)%	(9,297)	(15.4)%
General and administrative	31,862	44,440	70,972	(12,578)	(28.3)%	(26,532)	(37.4)%
Research and development	34,942	40,867	45,993	(5,925)	(14.5)%	(5,126)	(11.1)%
Listing expense	—	—	178,804	—	—	(178,804)	(100.0)%
Other operating expenses	38,681	3,029	—	35,652	1177.0%	3,029	—
Total operating expenses	149,549	139,312	356,042	10,237	7.3%	(216,730)	(60.9)%
Operating loss	(141,619)	(88,373)	(298,329)	(53,246)	60.3%	209,956	(70.4)%
Non-operating incomes and expenses:
Finance costs	(14,135)	(11,925)	(12,671)	(2,210)	18.5%	746	(5.9)%
Finance income	3,183	2,946	2,942	237	8.0%	4	0.1%
Other income	7,157	7,371	6,391	(214)	(2.9)%	980	15.3%
Other losses, net	(1,428)	(953)	(3,177)	(475)	49.8%	2,224	(70.0)%
Gains on financial liabilities at fair value through profit or loss	28,178	16,117	205,938	12,061	74.8%	(189,821)	(92.2)%
Share of loss of investments accounted for using equity method	(4,090)	(1,221)	—	(2,869)	235.0%	(1,221)	—
Total non-operating income and expenses	18,865	12,335	199,423	6,530	52.9%	(187,088)	(93.8)%
Loss before income tax	(122,754)	(76,038)	(98,906)	(46,716)	61.4%	22,868	(23.1)%
Income tax expense	—	—	(2)	—	—	2	(100.0)%
Net loss	$(122,754)	$(76,038)	$(98,908)	(46,716)	61.4%	22,870	(23.1)%

	For the Year Ended December 31,			2024 vs. 2023 Change		2023 vs. 2022 Change
Operating revenues:	2024	2023	2022	$	%	$	%
Sales of hardware and others	$172,750	$218,061	$261,166	(45,311)	(20.8)%	(43,105)	(16.5)%
Battery swapping service	137,891	131,785	121,660	6,106	4.6%	10,125	8.3%
Operating revenues	$310,641	$349,846	$382,826	(39,205)	(11.2)%	(32,980)	(8.6)%

	For the Year Ended December 31,			2024 vs. 2023 Change		2023 vs. 2022 Change
Share-based compensation:	2024	2023	2022	$	%	$	%
Cost of revenues	$1,362	$2,235	$4,149	(873)	(39.1)%	(1,914)	(46.1)%
Sales and marketing	1,566	3,730	5,698	(2,164)	(58.0)%	(1,968)	(34.5)%
General and administrative	4,309	12,320	15,549	(8,011)	(65.0)%	(3,229)	(20.8)%
Research and development	4,407	8,039	12,511	(3,632)	(45.2)%	(4,472)	(35.7)%
Total	$11,644	$26,324	$37,907	(14,680)	(55.8)%	(11,583)	(30.6)%
Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023
Operating Revenues
Our operating revenues consist of two primary revenue streams:
▪“Sales of hardware and other revenue” includes revenues related to sales of electric scooters and related parts, sales of related service revenue, leasing revenue (GoShare℠ business), and
▪“Battery swapping service revenue” includes revenues related to battery swapping and energy services.
Total revenue decreased by $39.2 million, or 11.2%, from $349.8 million for the year ended December 31, 2023 to $310.6 million for the year ended December 31, 2024. This decline was primarily attributed to a decrease in sales of hardware and other revenues. This decrease was partially offset by an increase in battery swapping service revenue.

Sales of hardware and other revenues decreased by $45.3 million, or 20.8%, from $218.1 million for the year ended December 31, 2023 to $172.8 million for the year ended December 31, 2024. The government-reported registration volume of powered two-wheelers (“PTW”) in the Taiwan market for 2024 was down 13.6% year-over-year, while registrations of Gogoro's branded vehicles were reported to be down by 7.4% compared to last year. In addition to the decrease in vehicle sales volume which was impacted by the shrinkage of the overall PTW market in Taiwan, the year-over-year decrease in sales of hardware and other revenues was also driven by a combination of factors: (i) a decrease of average selling price ("ASP") due to a higher proportion of sales volume generated from entry-level models, (ii) a $4.6 million carve-out of hardware revenue associated with deferred revenue adjustments for a battery swapping service revenue promotion program; the deferred revenue will be recognized as battery swapping service revenue over 24 to 36 months as a result of accounting rules associated with multiple-element arrangements, and (iii) a decrease in sales revenues associated with selling accessories and parts, performing maintenance and overseas sales.
Battery swapping service revenue increased by $6.1 million, or 4.6%, from $131.8 million for the year ended December 31, 2023 to $137.9 million for the year ended December 31, 2024. Total subscribers at the end of the year exceeded 640 thousand, representing an increase of 9.0% from 587 thousand subscribers at the conclusion of the previous year. The year-over-year increase in battery swapping service revenue was primarily attributed to our larger subscriber base compared to last year, as well as the high retention rate of our subscribers. We continue to witness the strength of our subscription-based business model in attracting more customers, thereby maximizing the efficiency of our battery swapping network. The battery swapping service revenue is growing at an anticipated pace and is expected to exceed revenue directly associated with the sale of Gogoro vehicles on a full year basis for the first time in 2025.
Cost of Revenues and Gross Margin
Costs of revenues increased by $3.8 million, or 1.3%, from $298.9 million for the year ended December 31, 2023 to $302.7 million for the year ended December 31, 2024. This increase was primarily driven by a combination of factors: (i) a $11.5 million derecognition expenses on components removed from battery packs during the battery upgrade and $20.7 million of directly attributable costs associated with our battery upgrade initiatives, (ii) a $1.4 million customer care package related to motor upgrade, and (iii) an increase in operating and maintenance cost, such as electricity expenses and depreciation expenses of leasing assets, resulting from the expanding user base of battery swapping energy services. This increase was partially offset by the lower sales volume of scooters.
Gross margin decreased from 14.6% to 2.6% in the year ended December 31, 2024, as compared to the year ended December 31, 2023. This decrease in gross margin was driven by several factors: (i) a $32.3 million related to battery upgrade initiatives, (ii) an increase in sales of lower margin entry-level models, (iii) higher excess capacity costs due to reduced sales volume, (iv) the full-year impact of a $4.6 million hardware revenue carve-out due to deferring hardware revenue to battery swapping service as part of multiple product and solution offerings to our customers; the deferred revenue will be recognized as battery swapping service revenue prorated over a period up to 36 months from the date of delivery of the vehicle; and (v) a lower margin contribution from Gogoro OEM parts. This unfavorable change was partially offset by improved cost efficiencies in Gogoro's battery swapping services and enhancements in other operational efficiencies.
Additionally, in the past few quarters, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which are expected to take several quarters to complete and will continue through 2025. These upgrades provide multiple benefits — more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its first mobility use-case useful life) and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but do generate a short-term reduction in our gross margin as we continue carrying out these upgrades. We expect our cash position, gross profit and gross margin will continue to be impacted by the costs of these upgrades during 2025. In order to improve our overall customer experience and to extend battery life, we plan to continue upgrading a substantial quantity of our battery packs which are already in circulation and will improve designs of our battery packs to make them even more rugged, safer and long-lasting.
Sales and Marketing
Sales and marketing expenses decreased by $6.9 million, or 13.6%, from $51.0 million for the year ended December 31, 2023 to $44.1 million for the year ended December 31, 2024. This decrease was primarily driven by a $2.2 million decrease in share-based compensation expense related to the issuance of restricted stock awards, a $1.6 million decrease in payroll expenses and short-term employee benefits due to the realignment of our organization structure, a $2.0 million decrease in spending on retail marketing campaigns and product launches, and a $3.0 million decrease in retail operation-related expenses, including freight, bank charge, importing/exporting expenses and depreciation. These reductions were partially offset by an increase in impairment loss on account receivable.
General and Administrative
General and administrative expenses decreased by $12.6 million, or 28.3%, from $44.4 million for the year ended December 31, 2023, to $31.9 million for the year ended December 31, 2024. This decrease was primarily driven by a $8.0 million decrease in share-based compensation expense associated with the issuance of restricted stock awards, a $1.2 million decrease in payroll expenses and short-term employee benefits due to the realignment of our organization structure, a $1.0 million decrease in insurance expenditures associated with risk management costs from 2023, and a $0.6 million decrease in service expense for professional consultants. Other than the aforementioned factors, general and administrative expenses remained relatively stable, supported by enhanced expense controls that led to lower payroll and other headcount-related expenses.
Research and Development
Research and development expenses decreased by $5.9 million, or 14.5%, from $40.9 million for the year ended December 31, 2023, to $34.9 million for the year ended December 31, 2024. This decrease was primarily driven by a $3.6 million decrease in share-based compensation expense associated with the issuance of restricted stock awards and a $2.7 million decrease in product development expenses, including costs of samples, materials and travel, due to enhanced expense controls; other than that, our investment in research and development expenses remained relatively stable to support our expanding product roadmap and to remain ahead in technologies, such as our proprietary batteries for swapping.
Other Operating Expenses
Other operating expenses in 2024 primarily consist of $2.6 million loss on disposal of property, plants and equipment, $33.5 million non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment which is underutilized in 2024, $1.4 million customer care package, and $1.0 million commitment loss.
Other Income
Other income decreased by $0.2 million, or 2.9%, from $7.4 million for the year ended December 31, 2023, to $7.2 million for the year ended December 31, 2024. This decrease was primarily due to a decrease in income from government grants related to our battery-swapping energy services.
Other Losses, net
Other losses, net increased by $0.5 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This unfavorable change was primarily driven by an impairment loss on overpaid sales tax in China. This unfavorable change was partially offset by gains from fluctuations in foreign currency exchange rates.
Gains on financial liabilities at fair value through profit or loss
Gains on financial liabilities at FVTPL increased by $12.1 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This favorable change was primarily due to the change in the fair value of the financial liabilities associated with outstanding earnout shares, earn-in shares and warrants. The valuation of fair value was influenced by fluctuations in the Gogoro stock price compared to the corresponding periods in previous years.
Share of loss of investments accounted for using equity method
Share of loss of investments accounted for using equity method increased by $2.9 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This unfavorable change was primarily due to the losses incurred on overseas long-term equity investments and impairment associated with our investment in the Philippines recognized in 2024.
Finance Costs
Finance costs increased by $2.2 million, or 18.5%, from $11.9 million for the year ended December 31, 2023, to $14.1 million for the year ended December 31, 2024. This increase was primarily due to the higher principal balance of short-term borrowings and higher borrowing interest rates in 2024.
Finance income
Finance income increased by $0.3 million, or 8%, from $2.9 million for the year ended December 31, 2023, to $3.2 million for the year ended December 31, 2024. This increase was primarily due to the higher interest rates in 2024.
Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022
For a discussion of our results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022” of our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024.
B. Liquidity and Capital Resources
As of December 31, 2024, we held cash and cash equivalents of $117.1 million, which included cash on hand, checking accounts and demand deposits, time deposits, and repurchase agreements collateralized by bonds. We also had other current financial assets of

$10.5 million, consisted of time deposits with original maturities of more than three months and restricted deposits. We had current assets of $202.8 million and current liabilities of $225.6 million as of December 31, 2024. These liabilities primarily consisted of short-term borrowings, financial liabilities at amortized cost, notes and trade payable, and current portion of long-term borrowings. We incurred a net loss of $122.8 million and a net loss of $76.0 million for the year ended December 31, 2024 and 2023, respectively. We anticipate that we will continue to incur net losses in the short term as we continue to execute on our growth strategy. Since inception, we have financed our operations through our sales, a syndicated loan and revolving credit facilities with banks or financial institutions, other borrowings and debt capital, and contributions from shareholders.
In June 2024, we raised $50.0 million and $25.0 million through issuing ordinary shares and warrant to Gold Sino and ordinary shares to Castrol Holdings, respectively, to fund our operations.
Transactions with Gold Sino
On May 31, 2024, we entered into a share and warrant purchase agreement (including schedules and exhibits attached thereto, the “Purchase Agreement”) with Gold Sino, one of our principal shareholders, pursuant to which we agreed to issue and sell to Gold Sino, and Gold Sino agreed to subscribe for and purchase from us, through a private placement, (i) 32,516,095 Gogoro Ordinary Shares (the “Gold Sino Subscribed Shares”), for an aggregate purchase price of US$50 million, reflecting a per share purchase price of approximately US$1.5377 and (ii) a warrant to purchase 10,838,698 Gogoro Ordinary Shares at US$1.6915 per share (subject to certain adjustments as set forth therein) (the “Warrant”). The Warrant is immediately exercisable upon issuance and will expire upon the earlier of the fifth anniversary of the issuance date or the consummation of certain fundamental transactions of Gogoro. We have also granted Gold Sino certain registration rights with respect to the registration of the Gold Sino Subscribed Shares and the Gogoro Ordinary Shares issuable upon exercise of the Warrant under the Securities Act. The transaction was closed in June 2024.
Pursuant to the Purchase Agreement, subject to certain exceptions, Gold Sino has agreed to certain standstill restrictions, including, among other things, that Gold Sino shall not (and shall cause its affiliates and representatives not to) (i) effect or participate in any acquisition of any securities or assets of Gogoro or any recapitalization, restructuring or other extraordinary transaction with respect to Gogoro, (ii) form or join a “group” (as defined under the Exchange Act) with respect to Gogoro, or (iii) seek representation on or to control or influence the management, board of directors or policies of Gogoro or to obtain representation on the board of directors of Gogoro. Gold Sino also agrees not to request Gogoro to amend or waive any of such restrictions.
Transactions with Castrol Holdings
On June 24, 2024, we entered into a subscription agreement (the “Subscription Agreement”) with Castrol Holdings, a private limited company incorporated in England and Wales (“Castrol Holdings,” and together with Gogoro, the “Parties”), pursuant to which we issued and sold to Castrol Holdings 16,887,328 Gogoro Ordinary Shares (the “Castrol Subscribed Shares”) for an aggregate purchase price of US$25 million, reflecting a per share purchase price of approximately US$1.4804 (the “Per Share Purchase Price”). The Subscription Agreement also contemplated that, upon the consummation (the “Strategic Partnership Closing”) of the transactions contemplated by the definitive agreements mutually agreed between the parties in respect of a contemplated electric two-wheeler joint venture between Gogoro and Castrol Holdings (the “JV” or the “Strategic Partnership”), Gogoro and Castrol Holdings will enter into a convertible note purchase agreement (the “Note Purchase Agreement”), pursuant to which Gogoro will issue and sell to Castrol Holdings, and Castrol Holdings will purchase from Gogoro, a convertible note in the principal amount of US$25 million (the “Convertible Note”). Concurrently with the execution of the Subscription Agreement, Gogoro also entered into a letter agreement (the “Original Letter Agreement”) and a registration rights agreement (the “Original Registration Rights Agreement”), in each case with Castrol Holdings.
On February 17, 2025, Gogoro and Castrol Holdings agreed to set up a joint venture company (the “JV” or the “Strategic Partnership”) in Vietnam by entering into a joint venture agreement (the “JV Agreement”) between both parties’ subsidiaries. The JV will operate a business of distribution of certain models of electric two-wheelers and provision of battery swapping services based on Gogoro’s battery swapping technology in Vietnam. Pursuant to the JV Agreement, each of Gogoro and Castrol Holdings is required, subject to the conditions set forth in the JV Agreement, to contribute (i) Vietnamese dongs equivalent to US$1 million to the Strategic Partnership within 90 days from the incorporation date of the Strategic Partnership and no later than June 30, 2025, and (ii) a closing funding amount of Vietnamese dongs as agreed by the Parties based on the actual capital demands of the Strategic Partnership but no more than an amount equivalent to US$4 million on the closing date. Upon request of the JV and subject to the conditions set forth in the JV Agreement, Gogoro and Castrol Holdings will discuss and agree on, once in each of the first, second and third years following the closing date, additional capital to be contributed to the JV in an aggregate amount for both Parties of up to US$30 million.
Concurrent with signing of the JV Agreement, the Parties entered into an amended and restated letter agreement (the “A&R Letter Agreement”) and an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) to amend and restate the Original Letter Agreement and the Original Registration Rights Agreement, respectively.
Among others, the A&R Letter Agreement revised the put option rights provided in the Original Letter Agreement to the following:
•Put option: subject to the terms and conditions set forth in the A&R Letter Agreement, if the Strategic Partnership Closing has not occurred on or prior to December 31, 2025, then at any time during, and for three business days immediately after, the 12-month period immediately following December 31, 2025 (the “Put Option Period”), Castrol Holdings will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Castrol Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. If Castrol Holdings decides to exercise such right, Gogoro may designate any other person (a “Designated Person”) to pay all or a portion of the purchase price on behalf of Gogoro in exchange for delivery of the relevant portion of the Castrol Subscribed Shares by Castrol Holdings to the Designated Person so long as the Designated Person is not a competitor or controlled by a competitor of Castrol Holdings and is not a person with whom trade or financial dealings and transactions by Castrol Holdings or its affiliates are prohibited or restricted. This put option will expire on the earlier to occur of the Strategic Partnership Closing and the third business day following the expiration of the Put Option Period, and may not be exercised more than once.
•Additional put option rights: regardless of whether the Strategic Partnership Closing has occurred, from the date of the A&R Letter Agreement until December 31, 2026, upon (i) a change of control transaction of Gogoro, (ii) a material breach by Gogoro of any of its representations, obligations, covenants or agreements under the Subscription Agreement, the A&R Registration Rights Agreement or any agreements between the Parties (or their respective affiliates) entered into in connection with the Strategic Partnership, which has not been, or is unable to be, cured within 30 days following the written notice by Castrol Holdings to Gogoro of such material breach, or (iii) the occurrence of a Delisting Event (as defined below), Castrol Holdings will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Castrol Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. Similar to the put option described in the paragraph above, if Castrol Holdings decides to exercise such additional put rights, Gogoro may designate a Designated Person to fulfill its obligation. A “Delisting Event” is deemed to have occurred if (i) Gogoro fails to remain listed on a Recognized Stock Exchange (which term is defined to include the Nasdaq Global Select Market and the New York Stock Exchange, also include the Nasdaq Capital Market, the Nasdaq Global Market or the NYSE American); (ii) any event, circumstance or proceeding occurs which may reasonably lead to Gogoro being delisted from a Recognized Stock Exchange; or (iii) if, at any time during the fiscal quarter commencing on October 1, 2026 and ending on December 31, 2026, there is a single trading day when the market capitalization of Gogoro is less than US$100,000,000. These additional put option rights may not be exercised more than once and will expire on the earlier to occur of (A) March 31, 2027 and (B) the Trading Price Trigger, which is deemed to have occurred if the volume weighted average price of the Ordinary Shares exceeds the Per Share Purchase Price on each trading day of a consecutive six month period at any time from the date of the A&R Letter Agreement until December 31, 2026.
Pursuant to the A&R Letter Agreement, the Parties have also waived the obligations under the Subscription Agreement to issue the Convertible Note and enter into the Note Purchase Agreement. Accordingly, the A&R Registration Rights Agreement has also been amended to remove Castrol Holdings’ registration rights with respect to the Ordinary Shares issuable upon exercise of the Convertible Note.We remain obligated to register the Castrol Subscribed Shares under the Securities Act.
Credit Facility

On March 26, 2025, Gogoro Network, Taiwan Branch (“Gogoro Network Taiwan”), a subsidiary of Gogoro Inc., entered into a loan facility agreement with a financial institution which provides Gogoro Network Taiwan with a loan facility in the amount of NT$2.0 billion which is approximately US$61.5 million (the “Loan”). The purpose of the Loan is to support Gogoro Network Taiwan’s working capital needs, including but not limited to repaying loans from financial institutions, funding capital expenditures and strengthening medium-term operational working capital. The Loan has a term of three years and bears interests at a rate equal to three-month Taipei Interbank Offered Rate plus 1.6%, subject to potential downward adjustments depending on Gogoro’s profitability. Gogoro Inc. will serve as the guarantor of the Loan.
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
Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows (U.S. dollars in thousands):

	For the years ended December 31,
	2024	2023	2022
Net cash generated from (used in) operating activities	$9,850	$59,095	$(64,790)
Net cash used in investing activities	(128,725)	(136,626)	(101,102)
Net cash generated from financing activities	33,814	15,151	186,396
Effects of exchange rate changes on cash and cash equivalents	28,324	165	(1,833)
Net (decrease) increase in cash and cash equivalents	$(56,737)	$(62,215)	$18,671

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
During the year ended December 31, 2024, net cash generated from operating activities was $9.9 million. The primary factors affecting operating cash flows during this period were a net loss of $122.8 million, adjusted by non-cash charges totaling $152.4 million. These non-cash charges mainly consist of depreciation and amortization expenses of $97 million, impairment loss of $33.5 million, finance cost of $14.1 million, and share-based compensation of $11.6 million, partially offset by a change in fair value of financial liabilities of $28.2 million. Additionally, there was an unfavorable change in net operating assets and liabilities of $(9.1) million, primarily driven by a decrease in notes payable and trade payable, and a decrease in advance receipts and provisions used.
Investing Activities
Cash used in investing activities primarily relate to capital expenditures for batteries in support of energy usage and battery swapping, manufacturing equipment and machinery, tooling equipment, and leasehold improvements as we continue to invest in our business infrastructure and scale our manufacturing operations.
For the year ended December 31, 2024, net cash used in investing activities was $128.7 million. This primarily consisted of cash outflows for investing in fixed assets, mainly consisting of batteries and machinery equipment, to support our battery-swapping energy services and an increase in restricted deposits.
Financing Activities
Cash inflows from financing activities primarily stem from proceeds from the increase of bank loans, while being offset by cash outflows from the repayment of bank loans and issuance of ordinary shares.
For the year ended December 31, 2024, net cash generated from financing activities was $33.8 million. This was primarily attributable to proceeds from issuance of shares of $75.0 million, proceeds from long-term borrowings of $23.0 million and proceeds from short-term borrowings of $10.8 million. This cash inflow was partially offset by repayments of short-term borrowings of $4.2 million, repayments of long-term borrowings of $57.3 million, and repayments of principal portion of lease liabilities of $13.3 million.
Material Cash Requirements from Known Contractual Obligations
Our primary contractual obligations consist of liabilities related to outstanding loan agreements as well as lease arrangements and payables arising from operating activities.
From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms, variability in the precise growth curves of our development and production ramps, and opportunities to renegotiate pricing, and the timing and magnitude of purchase orders beyond such period is difficult to accurately project. As part of a JV agreement executed on February 17, 2025, both Gogoro and Castrol Holdings expect to inject $2.0 m each into the joint venture in 2025. Following that initial injection, any further cash or assets injections will be funded equally based on an as needed basis and operations of the business. See more information in the Transaction with Castrol Holdings above in Item 5. B Liquidity and Capital Resources and Item 18. Financial Statements — Note 27 Events after the reporting period.
As of December 31, 2024, we had outstanding $466.8 million in aggregate principal amount of indebtedness, of which $176.8 million is scheduled to become due in the succeeding 12 months, where includes $54.6 million of non-interest bearing liabilities, $103.0 million of bank loans, and $19.2 million of lease liabilities. For the rest of outstanding indebtedness, we have $288.4 million scheduled to become due in the future one to five years, and other $1.6 million scheduled to become due in more than 5 years.
Dividends
Within the organization, investor cash inflows have all been received by Gogoro Inc., the parent Cayman entity. Cash to fund our operations is transferred from: (i) the Cayman parent to its operating companies through capital contributions; and (ii) operating companies to other operating companies through capital contributions.
As a holding company, Gogoro Inc. may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Gogoro Inc. For the years ended December 31, 2024 and 2023, neither Gogoro Inc. nor any of its subsidiaries paid dividends or made distributions. Gogoro Inc. paid out an aggregate amount of $2.1 million as dividends to shareholders of redeemable preferred shares for the year ended December 31, 2022.

We incurred a net loss in fiscal year 2024 and we do not expect to distribute earnings in the near future. Going forward, we intend to continue to invest the profit generated from our business operations in new markets or business lines.
C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2024 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
Estimated Useful Lives of Property, Plant and Equipment
The costs of property, plant and equipment are charged as depreciation expense over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in depreciable lives and therefore depreciation expense in future periods. See more information in “Item 18. Financial Statements—Note 9 Property, Plant and Equipment” for information in relation to estimated useful lives of property, plant and equipment.
Net Realizable Value of Inventories
We write down the carrying amount of inventories to the net realizable value if those inventories are damaged, if they have become wholly or partially obsolete, if their selling prices have declined, if they have been acquired for an excessive period or time, or if they are slow-moving. Estimates of net realizable value are based on the most reliable evidence available at the time the estimates are made, of the amount the inventories are expected to realize. These estimates take into consideration factors including fluctuations of price or cost directly relating to events occurring after the end of the period to the extent that such events confirm conditions existing at the end of the period. See “Item 18. Financial Statements—Note 6 Inventories” for information in relation to net realizable value of inventories.
Provisions for Product Warranty
We accrue a warranty reserve for the electric scooters sold, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters. These estimates are inherently uncertain due to our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of comprehensive income. See “Item 18. Financial Statements—Note 15 Provisions for Product Warranty” for information in relation to provisions for product warranty.
Fair Value Measurement of Financial Liabilities at FVTPL
Some of our financial liabilities at FVTPL are categorized within Level 3 in the fair value measurements according to IFRS 13 “Fair Value Measurement.” The valuation of earnout liabilities, earn-in liabilities and Private Placement Warrants are performed using Monte Carlo simulations with unobservable inputs including the volatility in connection with the financial instruments. Significant judgment is required to determine the appropriateness of those unobservable inputs. See “Item 18. Financial Statements—Note 12 Financial Liabilities at Fair Value Through Profit or Loss” for information in relation to financial liabilities at FVTPL and “—Note 23 Financial Instruments” for information in relation to the fair value measurement.
Impairment of property, plant and equipment

Impairment of property, plant and equipment is evaluated based on the recoverable amount of the assets, which is the higher of its fair value less costs of disposal and its value in use. If the recoverable amount is determined based on the fair value less costs to sell using the cost approach, physical deterioration, economic obsolescence, and functional obsolescence are considered. Any changes in the market prices and conditions will affect the recoverable amount of the assets and may lead to the recognition of additional impairment losses or the reversal of impairment losses. See “Item 18. Financial Statements—Note 9 Property, Plant and Equipment” for information in relation to impairment of property, plant and equipment.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information concerning our current directors and executive officers as of the date of this report:

Name	Age	Position(s)
Henry Chiang	32	Interim Chief Executive Officer
Bruce Aitken	55	Chief Financial Officer
Pass Liao	50	Chief Operating Officer
Tamon Tseng	66	Chairman of the Board and Director
Yoshihiko Yamada(1)	73	Director
Hui-Ming "HM" Cheng(2)	70	Director
Chung-Yao Yin(3)	41	Director
________________________________________
(1)Member of the Audit Committee and the Compensation Committee
(2)Chairman of the Audit Committee and the Compensation Committee, and member of the Nominating & Corporate Governance Committee
(3)Chairman of the Nominating & Corporate Governance Committee
Executive Officers
Henry Chiang has served as our interim Chief Executive Officer since September 13, 2024. Henry Chiang leads the Company's business strategy, sales, operations, and future planning. He has a proven track record of successfully accelerating digital innovation and industrial transformation. Prior to this role, Mr. Chiang served as the General Manager of Gogoro Taiwan. He has spearheaded the integration of everyday consumer shopping behavior, rewards programs, and urban mobility through the innovative Gogoro Rewards service. He has also enhanced Gogoro’s customer service for over 640,000 riders, expanding the company's reach across Taiwan through Gogoro Quick Stores, and introducing the Gogoro Urban Concept Store, which combines local culture with sustainable design.
Prior to the role of general manager, Mr. Chiang has led GoShare business from 2018 to 2022. Under his leadership, GoShare quickly became the most popular shared scooter service in Taiwan attracting more than 2.3 million users in nine major cities. Prior to that, Mr. Chiang was head of operations at Foodpanda Taiwan from 2017 to 2018. Mr. Chiang holds a B.B.A. and an M.B.A. in Transportation and Communication Management Science from National Cheng Kung University.
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
Non-executive Directors
Tamon Tseng joined as Gogoro's director and Chairman of the Board in September of 2024. His wealth of experience and leadership across multiple prestigious organizations brought valuable insights and guidance to Gogoro's strategic direction. Mr. Tseng also currently serves as the Chairman of Ruen Chen Investment Holding Co., Ltd. and holds directorships at Nanshan Life Insurance Co., Ltd., Shen Chen Investment Co., Ltd., OBI Pharma Co., Ltd, TaiMed Biologics Co., Ltd. and Tanvex Biologics Inc. Mr. Tseng also has served served as the General Counsel of Ruentex Group many years..
Mr. Tseng holds a Bachelor of Law from National Chengchi University, a B.A. in Law from University of Cambridge and a Master of Law from University College London. Furthermore, Mr. Tseng is qualified as a Barrister-at-law of the Honorable Society of the Middle Temple.
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
B. Compensation of Directors and Executive Officers
Aggregate Compensation of Our Executive Officers and Directors
In 2024, we paid and accrued aggregate salaries and benefits (excluding share-based awards) of approximately $2.3 million and share-based awards underlying an aggregate of 3,126,849 ordinary shares of our company.
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
As of December 31, 2024, the following awards were outstanding under our 2019 Plan: restricted stock awards covering 1.2 million of our ordinary shares.
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
Share-based Awards Held by Our Directors and Officers
As of February 28, 2025, RSUs which represent 479,906 underlying Gogoro Ordinary Shares and options which represent 10,718,668 underlying Gogoro Ordinary Shares were outstanding (which do not include the Gogoro Ordinary Shares underlying the vested RSUs). The following table summarizes the unvested restricted shares and outstanding RSUs and options held as of February 28, 2025 by our directors and executive officers under our equity incentive plans.

Name of Beneficial Owner	Number of unvested Restricted Shares	Number of outstanding RSUs/options granted		Exercise price (per option granted)	Shares underlying outstanding RSUs/options granted	Date of grant	Date of Expiration
Henry Chiang	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
		*	(2)	$3.01		August 17, 2023	August 16, 2033
			(2)	$1.29	*	August 16, 2024	August 15, 2034
Bruce Aitken	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
		*	(2)	$3.01	*	August 17, 2023	August 16, 2033
		*	(2)	$1.29	*	August 16, 2024	August 15, 2034
Pass Liao	*					Before April 4, 2022
		*	(1)		*	August 18, 2022
		*	(2)	$5.20	*	August 18, 2022	August 17, 2032
		*	(2)	$3.01	*	August 17, 2023	August 16, 2033
		*	(2)	$1.29	*	August 16, 2024	August 15, 2034
Tamon Tseng		—			—
Yoshihiko Yamada		*	(2)	$3.00	*	May 31, 2023	May 30, 2033
		*	(2)	$1.46	*	May 31, 2024	May 30, 2034
Hui-Ming Cheng	*					Before April 4, 2022
		*	(2)	$3.00	*	May 31, 2023	May 30, 2033
		*	(2)	$1.46	*	May 31, 2024	May 30, 2034
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
C. Board Practices
Board Composition
The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and directions to our management. As of February 28, 2025, we had four directors on our board of directors. Tamon Tseng serves as Chairman of our board of directors. The board of directors meets on a regular basis and additionally as required.
None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Director Independence
Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Chung-Yao Yin, Yoshihiko Yamada and Hui-Ming Cheng qualify as independent as defined under the listing rules of Nasdaq and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.
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
Compensation Committee
Hui-Ming Cheng and Yoshihiko Yamada serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two (2) members of the compensation committee, all of whom must be independent. Hui-Ming Cheng and Yoshihiko Yamada are deemed to be independent by our board of directors. Hui-Ming Cheng serves as chair of the compensation committee.
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
D. Employees
We employ engineers engaged in research and development, professionals dedicated to consumer sales, support, marketing and services, technicians dedicated in production and manufacturing, and personnel served in general and administrative. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors and consultants. We believed that Gogoro management establishes a good working partnership with employees, and we have not experienced any significant labor disputes. The following table provides our average number of employees by function in 2024, 2023, and 2022, respectively.

	December 31,
	2024	2023	2022
Consumer sales, support, marketing and services	305	320	457
General and administrative	179	201	179
Production and manufacturing	1,179	938	967
Research and development	435	433	445
Total	2,097	1,892	2,048

E. Share Ownership
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 with respect to:
•each of our directors and executive officers;
•each person known to us to own beneficially more than 5% of our ordinary shares; and
•all of our directors and officers as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 28, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and 13G filed with the SEC, as indicated in the table footnotes.
Based on 295,353,291 Gogoro Ordinary Shares issued and outstanding as of February 28, 2025, adjusted for each beneficial owner’s options and warrants held by that person that are exercisable or will be exercisable within 60 days from February 28, 2025.
Unless otherwise noted, the business address of each of the following beneficial owners is 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan District, Taipei City 105, Taiwan.

Name of Beneficial Owner	Gogoro Ordinary Shares	Percentage
All 5% or Greater Shareholders
Gold Sino Assets Limited(1)	96,071,856	31.4%
Horace Luke(2)	18,655,309	6.3%
Castrol Holdings International Limited(3)	16,887,328	5.7%
Director and Executive Officers
Henry Chiang	*	*
Bruce Aitken	*	*
Pass Liao	*	*
Yoshihiko Yamada	*	*
Hui-Ming Cheng	*	*
Chung-Yao Yin	9,890,764	3.4%
All executive officers and directors as a group	14,735,175	4.9%
,
________________________________________
*Less than one percent (1%) of Gogoro Ordinary Shares.
(1)Information regarding Gold Sino’s beneficial ownership is reported as of May 31, 2024, based on the information contained in the Schedule 13D/A filed by Gold Sino and its affiliates on June 5, 2024. The address of Gold Sino Assets Limited is Vistra Corporate Services Centre Ground Floor, NPF Building Beach Road Apia Samoa.
(2)Information regarding Horace Luke’s beneficial ownership is reported as of June 7, 2024, based on the information contained in the Schedule 13D/A filed by Mr. Luke and his affiliate on June 11, 2024. The shares beneficially owned by Mr. Luke consist of (i) 7,877,601 Ordinary Shares held by Innovative Creations LLC, (ii) 3,938,801 Ordinary Shares held by Polymath Limited, (iii) 3,938,801 Ordinary Shares held by Joy Billion Holdings Limited, (iv) 432,447 Ordinary Shares held by Mr. Luke, (v) 1,281,859 Ordinary Shares held by Ms. Nine, (vi) 1,181,250 Ordinary Shares that Mr. Luke has the right to acquire pursuant to the terms of the share options held by him and (vii) 4,550 Ordinary Shares that Ms. Nine has the right to acquire pursuant to the terms of the share options held by her. Innovative Creations LLC is wholly owned by Mr. Luke, who is deemed to be the beneficial owner of the shares held by Innovative Creations LLC. Polymath Limited and Joy Billion Holdings Limited are wholly owned by Ms. Nine, who is deemed to be the beneficial owner of the shares held by Polymath Limited and Joy Billion Holdings Limited. Ms. Nine is the domestic partner of Mr. Luke. Until the vesting of the restricted shares described above, holders thereof do not have voting or dispositive power over such restricted shares. The address of Innovative Creations LLC is 8 the Green, Suite A, Dover, Delaware 19901. The address of both Polymath Limited and Joy Billion Holdings Limited is Portcullis (Samoa) Ltd at Portcullis Chambers, P.O. Box 1225, Apia, Samoa.
(3)Information regarding Castrol Holdings’ beneficial ownership is reported as of June 24, 2024, based on the information contained in the Schedule 13G filed by Castrol Holdings on July 5, 2024. Castrol Holdings is organized under the laws of England and Wales. The address of principal business office of Castrol Holdings is Chertsey Road, Sunbury on Themes, Middlesex, TW16 7BP, United Kingdom.
For a description of arrangements involving employees in the capital of Gogoro, see “—B. Compensation of Directors and Executive Officers—Equity Incentive Plans.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation
On August 9, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 29, 2024.
In the year ended December 31, 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered.
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
Transactions with Gold Sino
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Transactions with Gold Sino.”
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
In August 2024, we conducted investigations into allegations in recent media reports that we incorporated imported components into certain of our vehicles in violation of the requirement of the Taiwan government that certain core components of the electric scooters shall be produced domestically in order to be qualified for the subsidies to purchasers. During such internal investigations, we have identified certain irregularities in supply chain which caused us to inadvertently incorporate certain imported components in some of our vehicles. We have reported the irregularities in supply chain to the local authorities and are fully cooperating with the local authorities in their inquiries, See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Failure to adequately manage our supply chain could result in non-compliance with applicable laws, regulations and government requirements, exposing us to significant regulatory, business, financial and reputational risks.”
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
On October 29, 2024, we were notified by Nasdaq of our non-compliance with the continued listing standard because, for the 30 consecutive business days prior to the notice, the closing bid price of Gogoro Ordinary Shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), we are provided with a compliance period of 180 calendar days, or until April 28, 2025, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of Gogoro Ordinary Shares is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide us written confirmation of compliance and the matter will be closed. In the event we do not regain compliance by April 28, 2025, subject to the determination by the staff of Nasdaq, we may be eligible for an additional 180-day compliance period if we apply to transfer the listing of Gogoro Ordinary Shares to the Nasdaq Capital Market. To qualify, we will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. See “Item 3. Key Information—D. Risk Factors—Risks Related to Ownership of the Gogoro Ordinary Shares—We have fallen below the continued listing requirements of Nasdaq, and if we cannot regain compliance in time, Gogoro Ordinary Shares may be delisted and the liquidity and the trading price of Gogoro Ordinary Shares could be materially and adversely affected.”
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
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.
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
Subject to certain exceptions and the Foreign Tax Credit Regulations (as defined below), dividends on Gogoro Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Gogoro Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” However, Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A notice from the Internal Revenue Service indicates that the Internal Revenue Serviceis considering proposing amendments to the Foreign Tax Credit Regulations and also allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations until further notice. Instead of claiming a foreign tax credit, U.S. Holders may be able to deduct any non-U.S. withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. U.S. Holders are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.
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
Based on the fiscal year 2024 composition of our income, assets and operations and that of our subsidiaries, we do not believe we will be treated as a PFIC for the 2025 taxable year or in future taxable years. However, there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the U.S. Internal Revenue Service will not take a contrary position or that a court will not sustain such a challenge by the U.S. Internal Revenue Service.
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

	For the Year Ended December 31
	2024	2023	2022
Profit or loss	$(78)	$(90)	$(42)
Equity	1,439	2,106	2,350
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

	As of December 31,
	2024	2023
Fair value interest rate risk
Financial assets	$80,637	$129,917
Financial liabilities	39,066	60,970
Cash flow interest rate risk
Financial assets	46,765	49,465
Financial liabilities	357,205	410,617
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
If interest rates had been 10 basis points higher/lower and all other variables were held constant, our loss for the years ended December 31, 2024, 2023 and 2022 would increase/decrease by $0.3 million, $0.4 million and $0.3 million, respectively.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, our management has concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on this evaluation, our management concluded that our internal control over financial reporting as of December 31, 2024 was effective.
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

	For the Year Ended December 31,
	2024	2023

	(in thousands)
Audit fees(1)	$1,024	$801
Tax fees(2)	52	48
All other fees(3)	—	3
Total	$1,076	$852
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

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted the Insider Trading Policy that governs all transactions involving the Company’s securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.
ITEM 16.K. CYBERSECURITY
Risk management and strategy
Identifying, assessing, and managing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through third-party assessments, internal IT Audits, IT security, governance, risk and compliance reviews. We have in place certain security infrastructure, systems, policies, and procedures that are designed to proactively and reactively address circumstances that arise when unexpected events such as a cybersecurity incident occur. These include processes for assessing, identifying, and managing material risks from cybersecurity threats. Our information security management program generally follows processes outlined in frameworks such as the ISO 27001 international standard for Information Security and we evaluate and evolve our security measures as appropriate. As part of the above processes, we regularly engage ISO auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards. Since May 2022, our Information Security Management System has been certified for the succeeding three years to conform to ISO/IEC 27001:2013 requirements. Furthermore, we completed our transition to ISO/IEC 27001 in March 2025.
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
As we generate and process a large amount of data through our platform and rely on our IT systems for our business operations, we face risks associated with cybersecurity threats. For more details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm reputation regardless of the outcome”; “— Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm our business”; “— Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of our subscription services, harm our business and subject us to liability” and “Any failure by us to comply with laws or regulations relating to privacy, data protection, cybersecurity, and consumer protection of the jurisdictions in which we operate or where our products are sold may harm us”.
Governance
Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive regular cybersecurity updates from senior management, including leaders from our Information Security, Platform & Solutions, Compliance, and Legal teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, the status of how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any), and the status of key information security initiatives including compliance with frameworks such as ISO 27001, ISO 27701, and other industry best practices.
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
ITEM 18.    FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Gogoro Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Gogoro Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
March 31, 2025
We have served as the Company’s auditor since 2014.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2023
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	As of December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 4 and 23)	$117,148	$173,885
Trade receivables (Notes 2, 5, 17 and 23)	16,977	17,135
Inventories (Notes 2 and 6)	44,972	53,109
Other assets, current (Notes 2, 7 and 23)	23,727	22,009
Total current assets	202,824	266,138
NON-CURRENT ASSETS
Property, plant and equipment (Notes 2 and 9)	438,255	501,876
Right-of-use assets (Notes 2 and 10)	35,303	30,412
Investments accounted for using equity method (Notes 2 and 8)	16,117	17,741
Other assets, non-current (Notes 2, 7 and 23)	7,928	18,063
Total non-current assets	497,603	568,092
Total assets	$700,427	$834,230
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Borrowings, current (Notes 2, 11 and 23)	$103,018	$75,590
Financial liabilities at fair value through profit or loss (Notes 2, 12 and 23)	2,654	30,832
Notes and trade payables (Notes 2, 13 and 23)	29,351	38,117
Contract liabilities (Notes 2 and 17)	11,869	11,606
Lease liabilities, current (Notes 2, 10 and 23)	9,446	11,296
Financial liabilities at amortized cost (Note 16)	24,586	—
Provisions, current (Notes 2 and 15)	4,240	4,174
Other liabilities, current (Notes 2, 14 and 23)	40,465	42,439
Total current liabilities	225,629	214,054
NON-CURRENT LIABILITIES
Borrowings, non-current (Notes 2, 11 and 23)	253,750	334,581
Contract liabilities, non-current (Notes 2 and 17)	4,706	—
Lease liabilities, non-current (Notes 2, 10 and 23)	26,966	18,842
Provisions, non-current (Notes 2 and 15)	1,419	2,332
Other liabilities, non-current (Notes 2, 14 and 23)	11,417	15,734
Total non-current liabilities	298,258	371,489
Total liabilities	523,887	585,543
EQUITY (Notes 2 and 16)
Share capital	29	24
Reserves	176,511	248,663
Total equity	176,540	248,687
Total liabilities and equity	$700,427	$834,230
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in Thousands of U.S. Dollars, Except Loss Per Share)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2024	2023	2022
OPERATING REVENUES (Notes 2, 17 and 26)	$310,641	$349,846	$382,826
COSTS OF REVENUES (Notes 2, 6, 9 and 18)	302,711	298,907	325,113
GROSS PROFIT	7,930	50,939	57,713
OPERATING EXPENSES (Notes 1, 2, 5, 9, 18 and 24)
Sales and marketing	44,064	50,976	60,273
General and administrative	31,862	44,440	70,972
Research and development	34,942	40,867	45,993
Listing expense	—	—	178,804
Other operating expenses	38,681	3,029	—
Total operating expenses	149,549	139,312	356,042
OPERATING LOSS	(141,619)	(88,373)	(298,329)
NON-OPERATING INCOMES AND EXPENSES (Notes 2, 8 and 18)
Finance costs	(14,135)	(11,925)	(12,671)
Finance income	3,183	2,946	2,942
Other income	7,157	7,371	6,391
Other losses, net	(1,428)	(953)	(3,177)
Gains on financial liabilities at fair value through profit or loss	28,178	16,117	205,938
Share of loss of investments accounted for using equity method	(4,090)	(1,221)	—
Total non-operating incomes and expenses	18,865	12,335	199,423
LOSS BEFORE INCOME TAX	(122,754)	(76,038)	(98,906)
INCOME TAX EXPENSE (Notes 2 and 19)	—	—	(2)
NET LOSS	(122,754)	(76,038)	(98,908)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation	(13,946)	(691)	(16,180)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(136,700)	$(76,729)	$(115,088)
LOSS PER SHARE (in U.S. dollars) (Note 20)
Basic and diluted	$(0.46)	$(0.32)	$(0.45)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousand shares)	264,984	234,803	222,000
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	Share Capital (Note 16)		Reserves (Note 16)
	Ordinary Shares	Preferred Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
BALANCE AS OF JANUARY 1, 2022	$15	$85,714	$132,993	$(116,609)	$21,600	$123,713
Net loss for the year ended December 31, 2022	—	—	—	(98,908)	—	(98,908)
Other comprehensive loss for the year ended December 31, 2022	—	—	—	—	(16,180)	(16,180)
Total comprehensive loss for the year ended December 31, 2022	—	—	—	(98,908)	(16,180)	(115,088)
Issuance of ordinary shares	9	—	472,570	—	—	472,579
Repurchase of Series C preferred shares	—	(85,714)	—	—	—	(85,714)
Recognition of earnout liabilities (Note 12)	—	—	—	(134,423)	—	(134,423)
Shared-based payments (Note 21)	—	—	37,907	—	—	37,907
BALANCE AS OF DECEMBER 31, 2022	24	—	643,470	(349,940)	5,420	298,974
Net loss for the year ended December 31, 2023	—	—	—	(76,038)	—	(76,038)
Other comprehensive loss for the year ended December 31, 2023	—	—	—	—	(691)	(691)
Total comprehensive loss for the year ended December 31, 2023	—	—	—	(76,038)	(691)	(76,729)
Issuance of ordinary shares	—	—	118	—	—	118
Shared-based payments (Note 21)	—	—	26,324	—	—	26,324
BALANCE AS OF DECEMBER 31, 2023	24	—	669,912	(425,978)	4,729	248,687
Net loss for the year ended December 31, 2024	—	—	—	(122,754)	—	(122,754)
Other comprehensive loss for the year ended December 31, 2024	—	—	—	—	(13,946)	(13,946)
Total comprehensive loss for the year ended December 31, 2024	—	—	—	(122,754)	(13,946)	(136,700)
Issuance of ordinary shares	5	—	50,363	—	—	50,368
Shared-based payments (Note 21)	—	—	11,644	—	—	11,644
Changes in percentage of ownership interest in investments accounted for using equity method	—	—	2,541	—	—	2,541
BALANCE AS OF DECEMBER 31, 2024	$29	$—	$734,460	$(548,732)	$(9,217)	$176,540
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(122,754)	$(76,038)	$(98,908)
Adjustments for:
Depreciation expenses	96,641	97,798	93,875
Amortization expenses	367	579	932
Impairment losses on property, plant and equipment and other assets	33,532	1,387	—
Expected credit loss recognized on trade receivables	464	491	523
Write-down of inventories	4,366	2,460	3,045
Share-based payments	11,644	26,324	37,907
Listing expense	—	—	178,804
Finance costs	14,135	11,925	12,671
Finance income	(3,183)	(2,946)	(2,942)
Loss on disposals of property, plant and equipment	14,186	1,642	—
Other (gains) losses	(28)	615	973
Gain on financial liabilities at fair value through profit or loss	(28,178)	(16,117)	(205,938)
Share of loss of investments accounted for using equity method	4,090	1,221	—
Recognition of provisions	4,334	—	—
Income tax expense	—	—	2
Changes in operating assets and liabilities:
Increase in trade receivables	(306)	(1,483)	(41)
Decrease (increase) in inventories	3,771	21,709	(44,609)
Decrease (increase) in other assets	3,010	9,741	(5,128)
Decrease in notes and trade payables	(8,766)	(762)	(14,379)
Increase (decrease) in contract liabilities	4,969	(1,359)	(5,788)
Decrease in provisions for product warranty	(5,649)	(2,575)	(7,580)
(Decrease) increase in other liabilities	(6,096)	(6,723)	1,379
Cash generated from (used in) operations	20,549	67,889	(55,202)
Interest income received	3,183	2,946	2,942
Interest expense paid	(13,785)	(11,682)	(12,530)
Income tax paid	(97)	(58)	—
Net cash generated from (used in) operating activities	9,850	59,095	(64,790)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisitions of property, plant and equipment	(124,420)	(117,816)	(123,102)
Proceeds from disposals of property, plant and equipment	1,313	1,549	418
Payments for acquisitions of intangible assets	(78)	(466)	(590)
Payments for acquisitions of investments accounted for using equity method	—	(18,900)	—
Refundable deposits paid	(283)	(462)	(147)
Decrease in time deposits with original maturities of more than three months	—	—	26,479
Increase in restricted deposits	(5,257)	(531)	(4,160)
Net cash used in investing activities	(128,725)	(136,626)	(101,102)
(Continued)

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
(In Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2024	2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the Mergers	$—	$—	$32,145
Proceeds from PIPE Investments (Note 16)	—	—	294,820
Proceeds from issuance of shares (Note 16)	75,000	—	—
Proceeds from bank loans	33,826	155,069	173,372
Repayments of bank loans	(61,550)	(127,221)	(90,647)
Repayments of bonds	—	—	(102,594)
Dividends paid for redeemable preferred shares	—	—	(2,094)
Payments for redemption of redeemable preferred shares	—	—	(106,055)
Guarantee deposits received	—	—	335
Guarantee deposits refunded	(192)	(62)	—
Repayments of the principal portion of lease liabilities	(13,270)	(12,635)	(12,886)
Net cash generated from financing activities	33,814	15,151	186,396
Effects of exchange rate changes on cash and cash equivalents	28,324	165	(1,833)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(56,737)	(62,215)	18,671
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	173,885	236,100	217,429
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$117,148	$173,885	$236,100
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.GENERAL INFORMATION
Gogoro Inc. (“Gogoro”) was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on April 27, 2011. Gogoro is a holding company, through its subsidiaries (collectively referred to as the “Company”), engaging in research and development, manufacture and sales and distribution of electric scooters and electric scooter enabling components, and providing battery swapping service to consumers. The Company’s principal place of business is in Taiwan, the Republic of China (R.O.C.). Gogoro’s ordinary shares are listed and quoted on the National Association of Securities Dealers Quotations (“Nasdaq”) under the symbol "GGR" on April 5, 2022 through a merger agreement (“the Merger Agreement”) with Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema”). Pursuant to the merger agreement, each outstanding ordinary share of Poema was converted into one ordinary share of Gogoro. This resulted in the issuance of 13,618,735 ordinary shares of Gogoro, including 6,393,750 Sponsor Earn-in Shares as disclosed in Note 12, after redemption by shareholders of Poema. Gogoro has been identified as the accounting acquirer and Poema has been identified as the accounting acquiree. The issuance of ordinary shares of Gogoro was regarded as consideration to acquire the net assets of Poema. The rights to Sponsor Earn-in Shares were accounted for as a contingent consideration measured at fair value as of April 4, 2022. The remaining ordinary shares of Gogoro were accounted for as a share-based payment transaction measured at the market price of publicly traded ordinary shares of Poema. As part of the mergers, the difference between the fair value of consideration and the value of net assets of Poema represented compensation for the stock exchange listing service and was accounted for as a listing expense in the consolidated statements of comprehensive income. A reconciliation of the listing expense is as follows:

Merger Transaction in 2022
Consideration
Fair value of ordinary shares of Gogoro, excluding Sponsor Earn-in Shares, as of the Closing Date	$92,047
Fair value of contingent consideration as of the Closing Date (Note 12)	74,508
166,555
Less: Net liabilities of Poema as of the Closing Date
Cash and cash equivalents	32,145
Other assets	270
Warrant liabilities	(44,242)
Other liabilities	(422)
(12,249)

Listing expense	178,804
Currently, the closing bid price of the Company’s ordinary shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days till April 28, 2025, to regain compliance under the Nasdaq Listing Rules. In the event the Company does not regain compliance by April 28, 2025, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it applies to transfer the listing of its ordinary shares to the Nasdaq Capital Market. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. The Nasdaq notification letter does not affect the Company’s business operations.
The consolidated financial statements were approved by the board of directors and authorized for issue on March 31, 2025.
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
Current/non-current distinction
Current and non-current assets, and current and non-current liabilities, are presented as separate classifications in the consolidated balance sheets.
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
A liability is classified as current when:
•it expects to settle the liability in its normal operating cycle
•it holds the liability primarily for the purpose of trading
•the liability is due to be settled within twelve months after the reporting period
•it does not have the substantial right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.
All other assets and liabilities are classified as non-current.
b.New and amended IFRSs that are effective for the current year
The Company has applied amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”, amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”, and amendments to IFRS 16 “Lease Liability in a Sale and Leaseback” that are mandatorily effective for the accounting period that began on or after January 1, 2024. The application has not had any material impact on the disclosures or on the amounts reported in the Company’s consolidated financial statements.
c.New and amended IFRSs in issue but not yet effective

New IFRSs	Effective Date Announced by IASB
Amendments to IAS 21 “Lack of Exchangeability”	January 1, 2025
Amendments to IFRS 9 and IFRS 7 "Amendments to the Classification and Measurement of Financial Instruments"	January 1, 2026
Amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
IFRS 18 "Presentation and Disclosure in Financial Statements"	January 1, 2027
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
The Company has assessed that the application of the amendments to IAS 21 will not have a material impact on the Company's consolidated financial statements. The Company is continuously assessing other impacts of the above amended standards and interpretations on the Company’s consolidated financial statements and will disclose the relevant impact when the assessment is completed.
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

Details of each Company’s subsidiary at the end of the reporting period are as follows:

			% of Ownership
			December 31
Investor	Investee	Principal Activities	2024	2023
Gogoro Inc.	Gogoro Taiwan Limited	Manufacture and research and development of electric scooters and bikes	100.00	100.00
	Gogoro Network	Provision of energy services to consumers using battery swapping system	100.00	100.00
	Gogoro Network Pte. Ltd.	Holding company	100.00	100.00
	GoShare Pte. Ltd.	Holding company	100.00	100.00
	Gogoro Network Infrastructure Pte. Ltd. (Note i)	Holding company	100.00	100.00
Gogoro Taiwan Limited	Gogoro Taiwan Sales and Services Limited	Sale of electric scooters and related products and provision of after-sale services	100.00	100.00
	GoPocket Taiwan Limited	Issuance of reward points	100.00	100.00
	Gogoro Singapore Holding Pte. Ltd.	Holding company	100.00	100.00
GoShare Pte. Ltd.	GoShare Taiwan Limited	Provision of electric scooters free float sharing services	100.00	100.00
Gogoro Network Pte. Ltd.	Gogoro B.V. (Note i)	Holding company	100.00	100.00
	Gogoro Network B.V.	Holding company	100.00	100.00
	Gogoro India Private Limited	Manufacture and sale of electric scooters and related products and provision of after-sale services	100.00	100.00
Gogoro Singapore Holding Pte. Ltd.	Gogoro Europe Sales and Services B.V. (Note i)	Sale of electric scooters and related products	100.00	100.00
	Rui Yi Trading (Shanghai) Limited (Note i)	Holding company	100.00	100.00

i.The board of directors has approved to dissolve the entity.

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
Under equity method, an investment in an associate is recognized initially in the consolidated balance sheets at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.
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
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years.
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
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years.
j.Financial instruments
Financial assets and financial liabilities are recognized in the Company’s consolidated balance sheets when the Company becomes a party to the contractual provisions of the instrument.
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
Financial assets
All regular purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.
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
Bank balances for which use by the Company is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. If the contractual restrictions to use the cash extend beyond 12 months after the end of the reporting period, the related amounts are classified as non-current in the consolidated balance sheets.
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
The incremental borrowing rate depends on the term, currency and start date of the lease. The lease liabilities are subsequently measured by increasing the carrying amounts to reflect interest on the lease liabilities using the effective interest method and by reducing the carrying amounts to reflect the lease payments made. The lease liabilities are presented as a separate line in the consolidated balance sheets.
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
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. The right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are presented as a separate line in the consolidated balance sheets.
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
Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets (including property, plant and equipment) are recognized as deferred income in the consolidated balance sheets and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.
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
d.Fair value measurements of financial liabilities at FVTPL
Some of the Company’s financial liabilities at FVTPL are categorized within Level 3 in the fair value measurements according to IFRS 13 “Fair Value Measurement.” The valuation of earnout liabilities, earn-in liabilities and Private Placement Warrants are performed using Monte Carlo simulations with unobservable inputs including the volatility in connection with the financial instruments. Significant judgment is required to determine the appropriateness of those unobservable inputs. Refer to Note 12 for information in relation to financial liabilities at FVTPL and Note 23 for information in relation to the fair value measurements.
e.Impairment of property, plant and equipment

Impairment of property, plant and equipment is evaluated based on the recoverable amount of the assets, which is the higher of its fair value less costs of disposal and its value in use. If the recoverable amount is determined based on the fair value less costs to sell using the cost approach, physical deterioration, economic obsolescence, and functional obsolescence are considered. Any changes in the market prices and conditions will affect the recoverable amount of the assets and may lead to the recognition of additional impairment losses or the reversal of impairment losses.
4.CASH AND CASH EQUIVALENTS

	As of December 31,
	2024	2023
Cash on hand	$97	$194
Checking accounts and demand deposits	44,330	46,305
Time deposits	72,294	111,419
Repurchase agreements collateralized by bonds	427	15,967
	$117,148	$173,885

Interest rates
Time deposits	0.68%-6.50%	0.55%-6.50%
Repurchase agreements collateralized by bonds	0.73%-0.73%	0.63%-0.65%
5.TRADE RECEIVABLES

	As of December 31,
	2024	2023
At amortized cost
Trade receivables	$18,689	$18,650
Accumulated impairment losses	(1,712)	(1,515)
	$16,977	$17,135
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

Trade receivables of battery swapping service

	As of December 31, 2024
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$13,135	$90	$110	$1,413	$14,748
Impairment losses (Lifetime ECL)	—	—	(55)	(1,413)	(1,468)
Amortized cost	$13,135	$90	$55	$—	$13,280

	As of December 31, 2023
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$11,705	$95	$98	$1,339	$13,237
Impairment losses (Lifetime ECL)	—	—	(49)	(1,339)	(1,388)
Amortized cost	$11,705	$95	$49	$—	$11,849
Trade receivables other than battery swapping service

	As of December 31, 2024
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$3,527	$227	$19	$168	$3,941
Impairment losses (Lifetime ECL)	—	(67)	(9)	(168)	(244)
Amortized cost	$3,527	$160	$10	$—	$3,697

	As of December 31, 2023
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$5,102	$216	$66	$29	$5,413
Impairment losses (Lifetime ECL)	—	(65)	(33)	(29)	(127)
Amortized cost	$5,102	$151	$33	$—	$5,286
The movements of the accumulated impairment losses of trade receivables were as follows:

	For the Year Ended December 31,
	2024	2023	2022
Balance as of January 1	$1,515	$1,082	$1,416
Amount recognized in profit or loss	464	491	523
Write-off	(156)	(64)	(726)
Exchange differences on translation	(111)	6	(131)
Balance as of December 31	$1,712	$1,515	$1,082
6.INVENTORIES

	As of December 31,
	2024	2023
Raw materials	$23,337	$33,136
Semi-finished goods	2,667	3,559
Merchandise	18,968	16,414
	$44,972	$53,109
Costs of revenues related to inventories were $139.0 million (including impairment losses of $4.4 million), $169.2 million (including impairment losses of $2.5 million) and $195.6 million (including impairment losses of $3.0 million) for the years ended December 31, 2024, 2023 and 2022, respectively. Unallocated production overhead were $5.3 million , $2.9 million and $3.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

7.OTHER ASSETS

	As of December 31,
	2024	2023
Non-financial assets

Prepaid expenses	$4,439	$5,298
Prepayments to suppliers	1,039	954
Input tax from business tax	6,439	5,982
Temporary payments for commodity tax	3,742	5,820
Prepayments for property, plant and equipment	1,455	11,039
Intangible assets	229	772
Current tax assets	197	100
Others	4	77
	17,544	30,042

Financial assets

Refundable deposits	3,559	3,721
Restricted demand deposits	2,560	2,530
Restricted time deposits	7,916	3,286
Others	76	493
	14,111	10,030

	$31,655	$40,072

Current	$23,727	$22,009
Non-current	7,928	18,063
	$31,655	$40,072

Interest rates
Restricted time deposits	0.68%-7.50%	0.55%-6.75%
The following assets were provided as collaterals:

	As of December 31,
	2024	2023
Demand deposits pledged for bank loans	$2,560	$2,530
Time deposits pledged for bank guarantees	141	19
Time deposits pledged for litigation*	3,149	3,267
Time deposit pledged for a government subsidy compliance program	4,626	—
	$10,476	$5,816
*On April 1, 2022, the Company initiated a litigation to claim compensation resulting from trade secret infringement in Taiwan district court. The Company lodged a security bond with interest in the amount of NT$100.3 million (approximately $3.3 million) at the court's lodge office to enforce the provisional attachment order associated with the said litigation against some of the defendants as security.

8. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	As of December 31,
	2024	2023
Investments accounted for using equity method
Zypp	$16,117	$15,716
GPH	—	2,025
	$16,117	$17,741
Details of each Company’s associate at the end of the reporting period are as follows:

			% of Ownership
Associate	Country of Incorporation and Principal Place of Business	Principal Activities	December 31, 2024	December 31, 2023
Bycyshare Technologies Private Limited (Note i)	India	Provision of demand aggregating services and electric vehicle fleet.; provision of consumer marketplace that offers goods and services; sale of electric vehicles and related products; provision of energy services to consumers using battery swapping systems	12.73	13.44
Gogoro Philippines Inc. (Note ii)	The Philippines	Sale of electric vehicles and related products and provision of after-sale services; Provision of energy services to consumers using battery swapping systems	30.00	30.00
i.13.44% equity interest of Bycyshare Technologies Private Limited (“Zypp”) was acquired by Gogoro Network Pte. Ltd. in January 2023. The ownership percentage decreased from 13.44% to 12.73% because Gogoro Network Pte. Ltd. did not participate in Zypp’s new series of fund raising in 2024.
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
Summarized financial information in respect of each of the Company’s associates is set out below. The summarized financial information represented amounts in the associates’ financial statements prepared in accordance with IFRSs adjusted by the Company for equity accounting purposes.

	As of December 31, 2024		As of December 31, 2023
	Zypp	GPH	Zypp	GPH
Current assets	$17,332	$2,944	$12,974	$6,502
Non-current assets	8,263	2,425	8,489	2,142
Current liabilities	(2,896)	(1,312)	(1,142)	(1,406)
Non-current liabilities	(5,585)	—	(7,065)	(88)
Equity	17,114	4,057	13,256	7,150

	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023
	Zypp	GPH	Zypp	GPH
Revenue	43,833	125	30,881	71

Loss for the year and total comprehensive loss for the year	(15,895)	(2,828)	(5,582)	(1,436)
Reconciliation of the summarized financial information to the carrying amount of the interests in Zypp and GPH recognized in the consolidated financial statements:

	As of December 31, 2024		As of December 31, 2023
	Zypp	GPH	Zypp	GPH
Net assets	$17,114	$4,057	$13,256	$7,150

The Company’s share in %	12.73%	30.00%	13.44%	30.00%

The Company’s share of net assets	2,183	1,217	1,782	2,145
Trade name	5,196	—	5,196	—
Goodwill	8,738	—	8,738	—
Elimination of the Company's share in the investee's gains or losses resulting from downstream transactions	—	153	—	(120)
Impairment (Note a)	—	(1,370)	—	—
Carrying amount	$16,117	$—	$15,716	$2,025

a.In the fourth quarter of 2024, the Company determined the investment in GPH was fully impaired as a result of the shift in the planned operating strategy, and the impairment loss of $1.4 million was recognized in “Share of loss of investments accounted for using equity method” in profit or loss.
9.PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2024	2023
Carrying amount
Batteries	$357,842	$380,273
Machinery equipment	38,134	63,083
Transportation equipment	876	1,479
Tooling equipment	4,060	3,394
Office equipment	86	750
Leasehold improvements	7,291	6,672
Construction in progress	29,966	46,225
	$438,255	$501,876

	For the Year Ended December 31, 2024
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$602,886	$138,831	$11,560	$43,392	$3,266	$39,256	$46,225	$885,416
Additions (Note a)	71,964	9,955	765	4,871	117	1,984	44,454	134,110
Disposals (Note b)	(28,743)	(2,715)	(252)	(194)	(330)	(539)	(46)	(32,819)
Reclassifications	—	557	—	2,412	—	3,027	(5,996)	—
Exchange differences on translation	(40,370)	(8,331)	(744)	(2,875)	(191)	(2,583)	(38,925)	(94,019)
Balance as of December 31	605,737	138,297	11,329	47,606	2,862	41,145	45,712	892,688

Accumulated depreciation

Balance as of January 1	222,613	74,394	10,081	39,998	2,483	32,584	—	382,153
Depreciation expenses	53,536	20,016	1,169	3,676	359	3,739	—	82,495
Disposals	(14,001)	(2,295)	(236)	(142)	(127)	(519)	—	(17,320)
Exchange differences on translation	(15,557)	(5,107)	(661)	(2,606)	(162)	(2,135)	—	(26,228)
Balance as of December 31	246,591	87,008	10,353	40,926	2,553	33,669	—	421,100

Accumulated impairment

Balance as of January 1	—	1,354	—	—	33	—	—	1,387
Impairment loss (Note c)	1,304	11,816	100	2,621	190	186	15,746	31,963
Exchange differences on translation	—	(15)	—	(1)		(1)		(17)
Balance as of December 31	1,304	13,155	100	2,620	223	185	15,746	33,333

Carrying amount as of December 31	$357,842	$38,134	$876	$4,060	$86	$7,291	$29,966	$438,255

	For the Year Ended December 31, 2023
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$530,113	$131,541	$11,292	$40,934	$2,796	$36,956	$2,206	$755,838
Additions (Note a)	78,511	18,369	197	3,699	561	2,524	45,432	149,293
Disposals (Note b)	(9,365)	(10,436)	(219)	(1,273)	(96)	(1,091)	(85)	(22,565)
Reclassifications	204	190	281	—	—	828	(1,503)	—
Exchange differences on translation	3,423	(833)	9	32	5	39	175	2,850
Balance as of December 31	602,886	138,831	11,560	43,392	3,266	39,256	46,225	885,416

Accumulated depreciation

Balance as of January 1	170,240	66,866	7,641	37,561	2,306	28,255	—	312,869
Depreciation expenses	54,361	18,635	2,560	3,676	270	5,283	—	84,785
Disposals	(5,031)	(10,398)	(52)	(1,268)	(96)	(1,020)	—	(17,865)
Exchange differences on translation	3,043	(709)	(68)	29	3	66	—	2,364
Balance as of December 31	222,613	74,394	10,081	39,998	2,483	32,584	—	382,153

Accumulated impairment

Impairment loss (Note c)	—	1,354	—	—	33	—	—	1,387
Balance as of December 31	—	1,354	—	—	33	—	—	1,387

Carrying amount as of December 31	$380,273	$63,083	$1,479	$3,394	$750	$6,672	$46,225	$501,876

	For the Year Ended December 31, 2022
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$492,968	$134,426	$11,819	$40,176	$2,821	$38,141	$74	$720,425
Additions	90,086	15,074	850	4,871	279	25	6,711	117,896
Disposals	(1,580)	(4,275)	(153)	—	(59)	(1,586)	(270)	(7,923)
Reclassifications	—	—	—	—	41	4,253	(4,294)	—
Exchange differences on translation	(51,361)	(13,684)	(1,224)	(4,113)	(286)	(3,877)	(15)	(74,560)
Balance as of December 31	530,113	131,541	11,292	40,934	2,796	36,956	2,206	755,838

Accumulated depreciation

Balance as of January 1	137,437	58,850	5,716	36,897	2,342	25,800	—	267,042
Depreciation expenses	48,453	18,509	2,700	4,440	260	6,678	—	81,040
Disposals	(638)	(4,250)	(95)	—	(59)	(1,488)	—	(6,530)
Exchange differences on translation	(15,012)	(6,243)	(680)	(3,776)	(237)	(2,735)	—	(28,683)
Balance as of December 31	170,240	66,866	7,641	37,561	2,306	28,255	—	312,869

Carrying amount as of December 31	$359,873	$64,675	$3,651	$3,373	$490	$8,701	$2,206	$442,969
a.Based on the deployment plan for the next 12 months, the Company classified $27.7 million and $37.4 million of undeployed battery packs and related battery cells in property, plant and equipment as of December 31, 2024 and 2023, respectively.
b.Certain upgrades to batteries were carried out during the years ended December 31, 2024 and 2023. The components removed from the batteries which have no future economic benefit from their uses or disposal, were derecognized. The losses on derecognition of removed components amounting to $11.5 million and $2.6 million were recognized under “Costs of revenues” in profit or loss for the years ended December 31, 2024 and 2023, respectively. Costs of replacement were recognized as “Property, plant and equipment”. The remaining estimated useful lives of certain batteries were extended as a result of the upgrades. Losses on disposals on property, plant and equipment other than the upgrades to batteries amounting to $2.6 million and $1.6 million were recognized under “Other operating expenses” in profit or loss for the years ended December 31, 2024 and 2023, respectively.
c.As of December 31, 2024 and 2023, the Company reduced the carrying amounts of certain property, plant and equipment which were under-utilized to their estimated recoverable amounts determined on the basis of their fair value less costs to sell using the cost approach, of which the fair value was based on the replacement costs in the market, taking into account of obsolescence. The fair value measurements were categorized within Level 3 of the fair value hierarchy. Impairment losses amounting to $31.9 million and $1.4 million were recognized under "Other operating expenses" in profit or loss for the years ended December 31, 2024 and 2023, respectively.
d.Property, plant and equipment were depreciated on a straight-line basis over the estimated useful lives of the assets:

Batteries	6-12 years
Machinery equipment	2-10 years
Transportation equipment	2-5 years
Tooling equipment	2-4 years
Office equipment	2-5 years
Leasehold improvements	2-10 years
e.Supplementary cash flow information

	For the Year Ended December 31
	2024	2023	2022
Additions to property, plant and equipment	$134,110	$149,293	$117,896
Changes in prepayments for property, plant and equipment	(9,587)	5,671	4,772
Changes in payables for property, plant and equipment	(103)	275	434
Transfer from inventories	—	(37,423)	—
Payments for acquisitions of property, plant and equipment	$124,420	$117,816	$123,102

10.LEASE ARRANGEMENTS
a.Right-of-use assets

	As of December 31,
	2024	2023
Carrying amounts
Land and buildings	$35,171	$29,788
Others	132	624
	$35,303	$30,412

	For the Year Ended December 31
	2024	2023	2022
Additions to right-of-use assets	$27,150	$23,146	$10,330

Depreciation expenses of right-of-use assets
Land and buildings	$13,821	$12,639	$12,400
Others	325	374	435
	$14,146	$13,013	$12,835
b.Lease liabilities

	As of December 31,
	2024	2023
Lease liabilities	$36,412	$30,138

Current	$9,446	$11,296
Non-current	26,966	18,842
	$36,412	$30,138

Discount rates	1.20%-11.50%	1.20%-3.10%
c.Material lease-in activities and terms
The Company leased certain land, buildings and transportation equipment for the use of plants, offices and business operation with original lease terms of 1 to 9 years. The Company did not have bargain purchase options to acquire the buildings at the end of the lease terms. In addition, the Company was prohibited from subleasing or transferring all or any portion of the underlying assets without the lessor’s consent.
d.Other lease information

	For the Year Ended December 31
	2024	2023	2022
Expenses relating to short-term leases and low-value asset leases	$4,449	$2,800	$1,537

Total cash outflows for leases	$(18,710)	$(16,002)	$(14,863)
The Company leased certain office equipment and other equipment which qualified as short-term leases and low-value asset leases. The Company had elected to apply the recognition exemption and thus, did not recognize right-of-use assets and lease liabilities for these leases.

11.BORROWINGS

	As of December 31,
	2024	2023
Bank loans - Syndicated loans (Note a)	$286,944	$309,425
Bank loans - Loans for batteries (Note b)	49,084	85,276
Bank loans - Loans for procurement and operating capital	20,740	15,470
	$356,768	$410,171

Current	103,018	75,590
Non-current	253,750	334,581
	$356,768	$410,171

Interest rates
Bank loans - Syndicated loans	3.39%-3.41%	3.21%-3.26%
Bank loans - Loans for batteries	3.44%	3.25%
Bank loans - Loans for procurement and operating capital	2.23%-2.61%	2.05%-2.30%
a.Bank loans - Syndicated loans

	As of December 31,
	2024	2023
Syndicated loans	$286,944	$309,425

Current	$33,194	$27,552
Non-current	253,750	281,873
	$286,944	$309,425
In order to replenish the operating fund for purchasing the batteries of electric scooters, for building battery swapping stations and for developing upgraded batteries of electric scooters, Gogoro Network, Taiwan Branch has signed a syndicated loan agreement with Mega International Commercial Bank Co., Ltd. (the “Mega Bank”), the mandated lead arranger, and other banks or financial institutions as participants in August 2016. Such syndicated loan agreement was renewed in March 2019 with a five-year term loan credit facility of NT$7,200.0 million which is approximately US$219.6 million. Such syndicated loan agreement was further renewed in September 2022 with a five-year term loan credit facility of NT$10,700.0 million which is approximately US$326.4 million (the “2022 Syndicated Loan”). During 2024 the loan agreement was amended and re-approved with the major change being to remove the key person clause in the contract.
Refer to Note 7 for information in relation to demand deposits pledged as collateral.
b.Bank loans - Loans for batteries

	As of December 31,
	2024	2023
Loans for batteries	$49,084	$85,276

Current	$49,084	$32,568
Non-current	—	52,708
	$49,084	$85,276
In order to replenish the operating fund for purchasing the batteries of electric scooters, Gogoro Network, Taiwan Branch entered into a facility agreement with the Mega Bank in January 2021 for a two-year term loan of $200.0 million. Such facility agreement was amended in December 2022 to extend the maturity of the outstanding principal amount of NT$3,975.0 million which is approximately US$121.2 million to four years, ten months. A modification loss of $0.9 million was recognized in “Finance costs” in profit or loss for the year ended December 31, 2022 (Note 18).
c.Bonds
In July 2018, Gogoro issued unsecured bonds with an notional amount of $100.0 million. The principal and associated interest of the unsecured bonds were fully paid in July 2022.

12.FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2024	2023
Earnout liabilities (Note a)	$1,411	$16,380
Earn-in liabilities (Note b)	782	9,079
Warrant liabilities (Note c)	461	5,373
	$2,654	$30,832
a.Earnout liabilities
Pursuant to the Merger Agreement, during the period between the closing date and the sixth anniversary of the closing date, eligible shareholders of Gogoro may receive up to 12,000,000 additional ordinary shares of Gogoro (the “Earnout Shares”), with one-third of the Earnout Shares issuable if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00, respectively (the “Earnout Arrangement”). The rights to the Earnout Shares were recognized as financial liabilities with offset to accumulated deficits in equity. As of December 31, 2024 and 2023, no Earnout Shares were issued. Refer to Note 23 for information in relation to the fair value measurement of the earnout liabilities.
b.Earn-in liabilities
Concurrently with the execution and delivery of the Merger Agreement, Gogoro, Poema and Poema Global Partners LLC (the “Sponsor”) have entered into a support agreement (the “Sponsor Support Agreement”).
Under the Sponsor Support Agreement, 6,393,750 ordinary shares of Gogoro held by the Sponsor immediately after the first effective time of the Mergers shall become unvested and subjected to forfeiture (the “Sponsor Earn-in Shares”). Subject to the terms and conditions contemplated by the Sponsor Support Agreement, during the period between the closing date and the sixth anniversary of the closing date, one-third of the Sponsor Earn-in Shares shall vest if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00, respectively. The rights to Sponsor Earn-in Shares were accounted for as a contingent consideration for the Mergers and recognized as financial liabilities. As of December 31, 2024 and 2023, no Sponsor Earn-in Shares were vested. Refer to Note 23 for information in relation to the fair value measurement of the earn-in liabilities.
c.Warrant liabilities
Pursuant to the Merger Agreement, on the closing date, Gogoro assumed warrants previously issued by Poema, consisting of 9,400,000 private placement warrants (the “Private Placement Warrants”) and 17,250,000 public warrants (the “Public Warrants”). The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of the Mergers or earlier upon redemption or liquidation. Refer to Note 23 for information in relation to the fair value measurement of the warrant liabilities.
d.Redeemable preferred shares
On July 21, 2020, board of directors of Gogoro resolved to issue 22,000 thousand redeemable preferred shares, with a par value of $1.00 each, at $5.00 per share. On July 31, 2020, Gogoro issued 20,000 thousand redeemable preferred shares with a total consideration of $100.0 million.
Pursuant to the resolution of the board of directors in December 2021, Gogoro redeemed all redeemable preferred shares at the redemption amount of $108.1 million, including dividends of $2.1 million, in January 2022.
13.NOTES AND TRADE PAYABLES

	As of December 31,
	2024	2023
Notes payables	$80	$182
Trade payables	29,271	37,935
	$29,351	$38,117
The average term of payment is two to four months. The Company had financial risk management policies in place to ensure that all payables are paid within the pre-agreed terms.

14.OTHER LIABILITIES

	As of December 31,
	2024	2023
Non-financial liabilities

Advance receipts	$15,754	$20,935
Payables for employee benefits	8,351	9,785
Others	2,499	1,978
	26,604	32,698

Financial liabilities

Accrued expenses	22,940	22,542
Payables for property, plant and equipment	1,354	1,718
Guarantee deposits received	984	1,215
	25,278	25,475

	$51,882	$58,173

Current	$40,465	$42,439
Non-current	11,417	15,734
	$51,882	$58,173
Advance receipts were mainly from government grants for energy facilities.
15.PROVISIONS

	As of December 31,
	2024	2023
Provisions for product warranty and others	$5,659	$6,506

Current	$4,240	$4,174
Non-current	1,419	2,332
	$5,659	$6,506
Movements of provisions for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the Year Ended December 31
	2024	2023	2022
Balance as of January 1	6,506	8,050	15,630
Additional provisions recognized	5,193	3,209	4,240
Unused provisions reversed	—	(62)	(4,449)
Provisions used	(5,620)	(4,684)	(5,884)
Exchange differences on translation	(420)	(7)	(1,487)
Balance as of December 31	$5,659	$6,506	$8,050
The Company provided warranty service for its customers. The warranty period for electric scooters was generally two years. The warranty was estimated based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters.

16.EQUITY
a.Share capital

	As of December 31,
	2024	2023
Ordinary shares, $0.0001 par value (Note i)	$29	$24
i.Ordinary shares

	Unit: in Thousands of Shares
	As of December 31,
	2024	2023
Ordinary shares

Number of shares authorized	450,000	450,000
Number of shares issued and fully paid	295,353	245,721
The movements of the number of ordinary shares issued and fully paid were as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31,
	2024	2023	2022
Number of shares as of January 1	245,721	244,211	126,100
Issuance of ordinary shares in relation to the Merger or Subscription Agreements	49,403	—	88,643
Issuance of ordinary shares in relation to the PIPE Agreements	—	—	29,482
Issuance of restricted shares	84	—	—
Reacquisition of restricted shares due to forfeiture	(588)	(261)	(274)
Issuance of ordinary shares in relation to exercise of share options	—	—	1
Issuance of ordinary shares in relation to vesting of restricted stock units	733	1,771	259
Number of shares as of December 31	295,353	245,721	244,211
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
Pursuant to the Merger Agreement, each outstanding ordinary share of Poema, after redemption by shareholders of Poema, was converted into one ordinary share of Gogoro on the Closing Date. This resulted in the issuance of 13,618,735 ordinary shares of Gogoro, including 6,393,750 Sponsor Earn-in Shares. As of December 31, 2024 and 2023, no Sponsor Earn-in Shares were vested. Refer to Note 12 for information in relation to Sponsor Earn-in Shares.
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
Gogoro consummated two share subscription agreements with Gold Sino Assets Limited ("Gold Sino") and Castrol Holdings International Limited ("Castrol") on May 31 and June 24, 2024, respectively. Pursuant to the agreement with Gold Sino, Gogoro issued 32,516,095 ordinary shares, at a price of $1.5377 per share, for an aggregated purchase price at $50.0 million, with warrants granted to Gold Sino to purchase, a portion or all, 10,838,698 ordinary shares of Gogoro in the successive five years immediately after the issuance. The Company recorded such warrants as an equity on our consolidated financial statements, as those warrants (i) do not contain a contractual obligation of Gogoro to deliver cash or other financial assets to another entity and (ii) are consistent with a fixed-for-fixed option pricing model. The warrants were valuated and recorded at $10.0 million in stockholders' equity and remained classified within stockholders' equity through their expiration. Pursuant to the agreement with Castrol (the “Subscription Agreement”), Gogoro issued 16,887,328 ordinary shares, at a price of $1.4804 per share, for an aggregated price at $25.0 million, with a put option, exercisable during the next 12 months after June 30, 2025, to require Gogoro to repurchase such ordinary shares, for a portion or all, at a price per share equal to that was purchased. The Company recorded such financial instrument as a financial liability at the present value of the repurchase amount at $24.2 million on the issuance date, and will be subsequently measured at amortized cost by using the effective interest method. As of December 31, 2024, the balance is $24.6 million recorded under Financial liabilities at amortized cost. See also Note 27 for an update on the Subscription Agreement.
ii.Series C preferred shares
There are no series C shares issued and outstanding as of December 31, 2024, 2023 and 2022. The movements of the number of preferred shares issued and fully paid were as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31,
	2024	2023	2022
Number of shares as of January 1	—	—	75,025
Repurchase of Series C preferred shares	—	—	(75,025)
Number of shares as of December 31	—	—	—
b.Reserves

	As of December 31,
	2024	2023
Capital surplus - Issuance of ordinary shares	$649,440	$599,077
Capital surplus - Share-based compensation, net	82,479	70,835
Capital surplus - Changes in percentage of ownership in associates	2,541	—
Accumulated deficits	(548,732)	(425,978)
Exchange Difference on Translation	(9,217)	4,729
	$176,511	$248,663
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
17.OPERATING REVENUES
The Company derived its revenues from contracts with customers for the following products and services:
a.Disaggregation of revenues

	For the Year Ended December 31,
	2024	2023	2022
Products and services

Sales of hardware and related revenue	$148,637	$194,018	$241,428
Battery swapping service revenue	137,891	131,785	121,660
Leasing service revenue	13,588	13,253	10,653
Other revenue	10,525	10,790	9,085
	$310,641	$349,846	$382,826

b.Contract balances

	As of December 31,		As of January 1,
	2024	2023	2023
Trade receivables (Note 5)	$16,977	$17,135	$16,143
Contract liabilities
Sales of hardware and battery swapping service revenues	$16,575	$11,606	$12,965
The Company recognized revenues from contract liabilities as of January 1, 2024, 2023 and 2022 amounting to $9.1 million, $11.4 million and $10.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.
18.NET LOSS FROM CONTINUING OPERATIONS
a.Employee benefits expenses

	For the Year Ended December 31
	2024	2023	2022
Short-term employee benefits	$67,029	$64,761	$69,806
Defined contribution plans	2,667	2,719	3,064
Termination benefits	2,736	94	2,546
Share-based payments	11,644	26,324	37,907
	$84,076	$93,898	$113,323

An analysis of employee benefits expenses by function
Costs of revenues	$31,597	$26,418	$29,668
Operating expenses
Sales and marketing	12,293	15,532	21,580
General and administrative	14,751	23,816	27,684
Research and development	25,435	28,132	34,391
	$84,076	$93,898	$113,323
b.Depreciation and amortization expenses

	For the Year Ended December 31
	2024	2023	2022
Depreciation expenses of property, plant and equipment	$82,495	$84,785	$81,040
Depreciation expenses of right-of-use assets	14,146	13,013	12,835
Amortization expenses of intangible assets	367	579	932
	$97,008	$98,377	$94,807

An analysis of depreciation expenses by function
Costs of revenues	$88,787	$88,542	$85,147
Operating expenses
Sales and marketing	2,713	3,409	3,076
General and administrative	3,983	4,518	4,339
Research and development	1,158	1,329	1,313
	$96,641	$97,798	$93,875

An analysis of amortization expenses by function
Costs of revenues	$64	$62	$73
Operating expenses
Sales and marketing	45	160	183
General and administrative	151	85	187
Research and development	107	272	489
	$367	$579	$932

c.Other operating expenses

	For the Year Ended December 31
	2024	2023	2022
Impairment losses on property, plant and equipment	$31,963	$1,387	$—
Losses on disposal on property, plant and equipment	2,646	1,642	—
Impairment losses on right-of-use assets and intangibles	1,569	—	—
Customer care package	1,394	—	—
Loss on commitment	1,001	—	—
Other loss	108	—	—
	$38,681	$3,029	$—
d.Finance costs

	For the Year Ended December 31
	2024	2023	2022
Interest expense on bank loans	$13,114	$11,343	$8,694
Interest expense on lease liabilities	991	567	440
Interest expense on provisions for restoration	30	15	—
Interest expense on bonds	—	—	2,637
Modification loss on bank loans	—	—	900
	$14,135	$11,925	$12,671
e.Finance income

	For the Year Ended December 31
	2024	2023	2022
Interest income on deposits	$3,077	$2,847	$2,870
Others	106	99	72
	$3,183	$2,946	$2,942
f.Other income

	For the Year Ended December 31
	2024	2023	2022
Income related to government grants	$6,136	$6,422	$5,682
Others	1,021	949	709
	$7,157	$7,371	$6,391
g.Other losses, net

	For the Year Ended December 31
	2024	2023	2022
Foreign exchange gains (losses), net	$955	$(346)	$(1,719)
Others	(2,383)	(607)	(1,458)
	$(1,428)	$(953)	$(3,177)
h.Gains on financial liabilities at FVTPL

	For the Year Ended December 31
	2024	2023	2022
Gains on earnout liabilities	$14,969	$7,767	$110,276
Gains on earn-in liabilities	8,297	4,305	61,124
Gains on warrant liabilities	4,912	4,045	34,825
Losses on redeemable preferred shares	—	—	(287)
	$28,178	$16,117	$205,938

19.INCOME TAXES RELATING TO CONTINUING OPERATIONS
a.Income tax expense recognized in profit or loss

	For the Year Ended December 31
	2024	2023	2022
Current tax expense
Current year	$—	$—	$2
A reconciliation of accounting loss and income tax expense was as follows:

	For the Year Ended December 31,
	2024	2023	2022
Loss before income tax	$(122,754)	$(76,038)	$(98,906)
Tax at the domestic rates applicable to profits in the country concerned	$(32,554)	$(20,321)	$(21,554)
Tax effect of expenses that are not deductible for tax purposes	3,176	9,932	3,431
Unrecognized loss carryforwards and deductible temporary differences	29,378	10,389	18,125
Income tax expense	$—	$—	$2
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
b.Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets were as follows:

	As of December 31
	2024	2023
Loss carryforwards
Expire in 2024	$—	$829
Expire in 2025	$9,242	$9,868
Expire in 2026	41,694	44,518
Expire in 2027	36,506	38,979
Expire in 2028	64,264	68,604
Expire in 2029	21,865	22,022
Expire in 2030	30,929	33,008
Expire in 2031	39,553	42,150
Expire in 2032	49,934	47,887
Expire in 2033	53,337	62,539
Expire in 2034	125,658	—
	$472,982	$370,404

Deductible temporary differences	$51,833	$39,682
c.Income tax assessments
The income tax returns of Gogoro Taiwan Limited, Gogoro Taiwan Sales and Service Limited, Gogoro Network, Taiwan Branch, GoShare Taiwan Limited and GoPocket Taiwan Limited for the years through 2022 have been assessed and approved by the tax authority.
20.LOSS PER SHARE

	Unit: in U.S. Dollars Per Share
	For the Year Ended December 31
	2024	2023	2022
Basic and diluted loss per share	$(0.46)	$(0.32)	$(0.45)

a.Net loss

	For the Year Ended December 31
	2024	2023	2022
Net loss	$(122,754)	$(76,038)	$(98,908)
b.Number of shares

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2024	2023	2022
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	264,984	234,803	222,000
Weighted average number of ordinary shares used in calculating basic loss per share included ordinary share and potentially preferred shares converted to ordinary shares mandatorily. The share-based payments mentioned in Note 21 and earnout shares, sponsor earn-in shares, warrants and redeemable preferred shares mentioned in Note 12 belongs to potential ordinary shares, which were anti-dilutive for the years ended December 31, 2024, 2023 and 2022 and hence excluded from calculating diluted loss per share.
21.SHARE-BASED PAYMENT ARRANGEMENTS
As of December 31, 2024 and 2023, there were $3.0 million and $18.3 million of total unrecognized share-based payments, respectively. Share-based payments recognized for the years ended December 31, 2024, 2023 and 2022 were amounted to $11.6 million, $26.3 million and 37.9 million, respectively.
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
Pursuant to the 2022 Equity Incentive Award Plan, Gogoro reissued and granted 84 thousand restricted shares to a service provider on January 30, 2024. The fair value of restricted shares on the grant date was $2.15 per share. 60% of the restricted shares are vested on the grant date, the rest 40% will be vested on April 3, 2025 in accordance with the service provider agreement.
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

Information of restricted shares was as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2024	2023	2022
Shares unvested as of January 1	3,419	5,569	7,791
Shares granted	84	—	—
Shares vested	(1,750)	(1,889)	(1,948)
Shares forfeited	(588)	(261)	(274)
Shares unvested as of December 31	1,165	3,419	5,569
For the years ended December 31, 2024, 2023 and 2022, the weighted average fair values at the measurement date of restricted shares granted were $2.15, nil and nil per share, respectively.
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
Information of RSUs was as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2024	2023	2022
RSUs unvested as of January 1	1,696	3,614	—
RSUs granted	—	28	3,910
RSUs vested	(733)	(1,771)	(259)
RSUs forfeited	(468)	(175)	(37)
RSUs unvested as of December 31	495	1,696	3,614
For the years ended December 31, 2024, 2023 and 2022 the weighted average fair values at the measurement dates of RSUs granted were nil, $3.25 and $5.04 per share, respectively.
c.Share options
Pursuant to the 2022 Equity Incentive Plan, Gogoro granted share options to certain directors, executives and employees, each of which entitles the holder to purchase one ordinary share of Gogoro. 25% of the share options are vested if the holders who are granted share options remain appointed, employed or engaged by Gogoro at the end of each vesting period.
Information of share options was as follows:

	For the Year Ended December 31
	2024		2023		2022
	Options (in Thousands)	Weighted Average Exercise Price	Options (in Thousands)	Weighted Average Exercise Price	Options (in Thousands)	Weighted Average Exercise Price
Options outstanding as of January 1	11,169	$3.94	4,848	$5.20	—	$—
Options granted	5,304	1.34	6,430	3.01	4,874	5.20
Options forfeited	(3,700)	3.01	(74)	4.78	(25)	5.20
Options exercised	—	—	—	—	(1)	5.20
Options expired	(1,767)	2.26	(35)	5.20	—	—
Options outstanding as of December 31	11,006	3.08	11,169	3.94	4,848	5.20
Options exercisable as of December 31	7,069	3.50	4,457	4.18	1,217	5.20
The weighted average fair values at the measurement dates of the share options granted for the years ended December 31, 2024, 2023 and 2022 were $0.81, $1.76, and $3.03, respectively. The weighted average share prices at the dates of exercise of the share options exercised for the years ended December 31, 2024, 2023 and 2022 were nil, nil and $5.26, respectively. The ranges of exercise price of the share options outstanding as of December 31, 2024, 2023 and 2022 were $1.29 - $5.20, $3.00 - $5.20 and $5.20, respectively. The share options outstanding as of December 31, 2024, 2023 and 2022 had weighted average remaining contractual lives of 8.65 years, 9.18 years, and 9.6 years, respectively.
The fair values of share options on the grant dates were derived from the Binomial Model. The inputs to the model were as follows:

	Share Options Granted in 2024	Share Options Granted in 2023	Share Options Granted in 2022
Weighted average share price (in U.S. dollars per share)	$1.29 - $1.46	$2.94 - $3.01	$5.20
Weighted average exercise price (in U.S. dollars per share)	$1.29 - $1.46	$3.00 - $3.01	$5.20
Expected volatility	67.42% - 68.11%	64.22%- 64.87%	65.50%
Option life (in years)	10.0	10.0	10.0
Expected dividend yield	—%	—%	—%
Risk-free interest rate	3.85% - 4.46%	3.61% - 4.25%	2.86%
Expected early exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2
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
b.Fair value of financial instruments that are measured at fair value on a recurring basis
i.Fair value hierarchy

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Earnout liabilities	$—	$—	$1,411	$1,411
Earn-in liabilities	—	—	782	782
Warrant liabilities	293	—	168	461
	$293	$—	$2,361	$2,654

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Earnout liabilities	$—	$—	$16,380	$16,380
Earn-in liabilities	—	—	9,079	9,079
Warrant liabilities	3,449	—	1,924	5,373
	$3,449	$—	$27,383	$30,832
There were no transfers between the levels of the fair value hierarchy for the years ended December 31, 2024, 2023 and 2022. The Company did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2024 and 2023.

ii.Reconciliation for recurring fair value measurements categorized within level 3 of the fair value hierarchy

	Earnout liabilities	Earn-in liabilities	Warrant liabilities	Total
Balance as of January 1, 2023	$24,147	$13,384	$3,380	$40,911
Gains on financial liabilities at FVTPL	(7,767)	(4,305)	(1,456)	(13,528)
Balance as of December 31, 2023	16,380	9,079	1,924	27,383
Gains on financial liabilities at FVTPL	(14,969)	(8,297)	(1,756)	(25,022)
Balance as of December 31, 2024	$1,411	$782	$168	$2,361
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, unrealized gains of $25.0 million and $13.5 million were recognized in profit or loss attributable to balances held at the end of the reporting period as of December 31, 2024 and 2023, respectively. The amounts were recognized in “Gains on financial liabilities at fair value through profit or loss” in profit or loss.
iii.Valuation techniques and inputs used in the fair value measurements

Financial Instruments	Valuation Techniques and Key Inputs	Significant Unobservable Inputs	Relationship and Sensitivity of Unobservable Inputs to Fair Value
Warrant liabilities - Public Warrants	Quoted prices in an active market	N/A	N/A
Warrant liabilities - Private Placement Warrants	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2024: 103.2%; December 31, 2023: 63.5%)
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $99 thousand / ($73 thousand) as of December 31, 2024;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $741 thousand / ($765 thousand) as of December 31, 2023

Earnout liabilities	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2024: 104.9%; December 31, 2023: 84.2%)
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $546 thousand / ($484 thousand) as of December 31, 2024;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $2,807 thousand / ($3,307 thousand) as of December 31, 2023

Earn-in liabilities	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2024: 104.9%; December 31, 2023: 84.2%)
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $303 thousand / ($269 thousand) as of December 31, 2024;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $1,556 thousand / ($1,833 thousand) as of December 31, 2023

iv.Valuation processes for fair value measurements categorized within level 3 of the fair value hierarchy
The Company engaged third party qualified valuers to perform the valuation where significant unobservable inputs were used in the fair value measurements. The financial department worked closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model and confirmed the reliability, independence and correspondence of the information sources in the valuation.

c.Categories of financial instruments

	As of December 31,
	2024	2023
Financial assets

Financial assets at amortized cost (Note i)	$148,236	$201,050

Financial liabilities

Financial liabilities at FVTPL	2,654	30,832
Financial liabilities at amortized cost (Note ii)	435,983	473,763
i.The balances included financial assets measured at amortized cost, which comprised cash and cash equivalents, trade receivables and other financial assets.
ii.The balances included financial liabilities measured at amortized cost, which comprise bank loans, notes and trade payables, financial liabilities at amortized cost, and other financial liabilities.
d.Changes in liabilities arising from financing activities

	For the Year Ended December 31, 2024
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$410,171	$(27,724)	$—	$—	$(20)	$(25,659)	$356,768
Earnout liabilities	16,380	—	—	(14,969)	—	—	1,411
Earn-in liabilities	9,079	—	—	(8,297)	—	—	782
Warrant liabilities	5,373	—	—	(4,912)	—	—	461
Lease liabilities	30,138	(13,270)	—	—	22,466	(2,922)	36,412
Guarantee deposits received	1,215	(178)	—	—	—	(53)	984
Financial liabilities	—	25,000	(414)	—	—	—	24,586
	$472,356	$(16,172)	$(414)	$(28,178)	$22,446	$(28,634)	$421,404

	For the Year Ended December 31, 2023
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$381,174	$27,848	$—	$—	$(20)	$1,169	$410,171
Earnout liabilities	24,147	—	—	(7,767)	—	—	16,380
Earn-in liabilities	13,384	—	—	(4,305)	—	—	9,079
Warrant liabilities	9,418	—	—	(4,045)	—	—	5,373
Lease liabilities	21,473	(12,635)	—	—	21,775	(475)	30,138
Guarantee deposits received	1,251	(62)	—	—	—	26	1,215
	$450,847	$15,151	$—	$(16,117)	$21,755	$720	$472,356

	For the Year Ended December 31, 2022
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$334,317	$82,725	$—	$—	$900	$(36,768)	$381,174
Bonds	100,000	(102,594)	—	—	2,594	—	—
Redeemable preferred shares	107,862	(108,149)	—	287	—	—	—
Earnout liabilities	—	—	134,423	(110,276)	—	—	24,147
Earn-in liabilities	—	—	74,508	(61,124)	—	—	13,384
Warrant liabilities	—	—	44,243	(34,825)	—	—	9,418
Lease liabilities	26,742	(12,886)	—	—	10,102	(2,485)	21,473
Guarantee deposits received	1,027	335	—	—	—	(111)	1,251
	$569,948	$(140,569)	$253,174	$(205,938)	$13,596	$(39,364)	$450,847

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

	For the Year Ended December 31
	2024	2023	2022
Profit or loss	$(78)	$(90)	$(42)
Equity	1,439	2,106	2,350
2)Interest rate risk
The Company was exposed to interest rate risk because the entities in the Company borrowed funds at both fixed and floating interest rates. The Company’s interest rate risk was mainly concentrated in the fluctuation of the benchmark interest rate arising from cash and cash equivalents - time deposits and repurchase agreements collateralized by bonds, other financial assets, short-term borrowings, long-term borrowings, financial liabilities at amortized cost, financial liabilities designated as at FVTPL and leasing liabilities. The carrying amount of the Company’s financial assets and financial liabilities with exposure to interest rates at the end of the reporting period were as follows.

	As of December 31,
	2024	2023
Fair value interest rate risk
Financial assets	$80,637	$129,917
Financial liabilities	39,066	60,970
Cash flow interest rate risk
Financial assets	46,765	49,465
Financial liabilities	357,205	410,617
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
If interest rates had been 10 basis points higher/lower and all other variables were held constant, the Company’s loss for the years ended December 31, 2024, 2023 and 2022 would increase/decrease by $0.3 million, $0.4 million and $0.3 million, respectively.

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

	As of December 31, 2024
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$35,575	$18,386	$670	$—	$—
Lease liabilities	1.20%-11.50%	1,786	3,494	13,900	34,214	1,578
Variable interest rate liabilities	2.23%-3.44%	—	20,741	82,257	254,208	—
		$37,361	$42,621	$96,827	$288,422	$1,578

	As of December 31, 2023
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$38,672	$23,864	$1,017	$8	$31
Lease liabilities	1.20%-3.10%	1,143	2,232	9,508	20,771	204
Variable interest rate liabilities	2.05%-3.26%	6,514	71,356	53,607	279,140	—
		$46,329	$97,452	$64,132	$299,919	$235
2)Bank credit limit

	As of December 31,
	2024	2023
Unsecured bank general credit limit
Amount used*	$469,713	$470,496
Amount unused	26,274	53,636
	$495,987	$524,132
*The calculation of amount used was based on the initial drawdown of the bank loans, and would not be affected before the Company repaid the full amount of the bank loans. The amount used included guarantees for customs duties and government grants.

24.RELATED PARTY TRANSACTIONS
Balances and transactions between Gogoro and its subsidiaries, which are related parties of Gogoro, have been eliminated on consolidation and are not disclosed in this note. Other than the transaction with Gold Sino as disclosed in Note 16, the Company's remaining transactions with related parties were immaterial for the years ended December 31, 2024, 2023 and 2022. The names and relationships of related-parties are disclosed below:

Related Party	Relationship with Gogoro
Nan Shan General Insurance Co., Ltd.	Related party in substance
Nan Shan Life Insurance Co., Ltd.	Related party in substance
Gold Sino Assets Limited	Major shareholder
Gogoro Philippines Inc.	Associate
Compensation of key management personnel

	For the Year Ended December 31
	2024	2023	2022
Share-based payments	$3,309	$11,438	$13,507
Short-term employee benefits	2,264	2,943	2,625
Post-employment benefits	13	17	14
	$5,586	$14,398	$16,146
25.SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
On January 5, 2024, a service provider filed a lawsuit against Gogoro Taiwan Limited for a claim amounting to approximately $2.3 million in relation to a past event pursuant to the relevant service agreement. On January 2, 2025, the district court had rejected the service provider’s claim. The service provider had appealed to the high court. While there is insufficient information to ascertain the chance of winning the case, the Company is defending for the favorable result. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2024. Additionally, we have recently received notice of additional claim arising from the same incident in the amount of $0.7 million.
The Company was facing three litigation cases, which have been initiated by former executives, managers and employees amounting to approximately $2.1 million. Among these three cases, the most notable case which amounted to approximately $1.5 million had been withdrawn by the plaintiff in September 2024. On March 18, 2025, the high court had rejected the the plaintiff’s claim in the second case, and the appeal has not yet been received by the Company. The third case is being heard by the high court. While there is insufficient information to ascertain the chance of winning the cases, the Company is defending for the favorable result. Due to the uncertainty of timing and the amount of estimated future cash flows, no provision had been recognized as of December 31, 2024.
As of December 31, 2024, the Company had purchase commitment amounting to approximately $17.5 million primarily for raw material of electric scooters and batteries.
26.SEGMENT INFORMATION
Information was reported to the Company’s chief operating decision maker for the purposes of resource allocation and assessment of performance as a single operating segment involving sales of hardware and battery swapping service. As such, the Company had identified one reportable segment.
a.Geographical areas
Information about the Company’s non-current assets excluding financial instruments by geographical location as of December 31, 2024 and 2023 was detailed below:

	As of December 31,
	2024	2023
Taiwan	$474,063	$520,995
India	17,004	27,571
Others	291	13,275
	$491,358	$561,841

The Company’s revenue from external customers by geographical location for the years ended December 31, 2024, 2023 and 2022 was detailed below:

	For the Year Ended December 31
	2024	2023	2022
Taiwan	$298,040	$328,527	$360,618
Others	12,601	21,319	22,208
	$310,641	$349,846	$382,826
b.Major customers
No single customers contributed 10 percent or more to the Company’s revenue for the years ended December 31, 2024, 2023 and 2022.
27.Events after the reporting period
Update on Transaction with Castrol
As previously disclosed in Note 16, on June 24, 2024, Gogoro entered the Subscription Agreement with Castrol. The Subscription Agreement also contemplated that, upon the consummation (the “Strategic Partnership Closing”) of the transactions contemplated by the definitive agreements mutually agreed between the parties in respect of a contemplated electric two-wheeler joint venture between Gogoro and Castrol (the JV or the “Strategic Partnership”), Gogoro and Castrol will enter into a convertible note purchase agreement (the “Note Purchase Agreement”), pursuant to which Gogoro will issue and sell to Castrol, and Castrol will purchase from Gogoro, a convertible note in the principal amount of US$25,000,000 (the “Convertible Note”). Concurrently with the execution of the Subscription Agreement, Gogoro also entered into a letter agreement (the “Original Letter Agreement”) and a registration rights agreement (the “Original Registration Rights Agreement”), in each case with Castrol.
On February 17, 2025, Gogoro and Castrol agreed to set up a joint venture company in Vietnam by entering into a joint venture agreement (the “JV Agreement”) between both parties’ subsidiaries. The JV will operate a business of distribution of certain models of electric two-wheelers and provision of battery swapping services based on Gogoro’s battery swapping technology in Vietnam. Pursuant to the JV Agreement, each of Gogoro and Castrol is required, subject to the conditions set forth in the JV Agreement, to contribute (i) Vietnamese dongs equivalent to US$1 million to the Strategic Partnership within 90 days from the incorporation date of the Strategic Partnership and no later than June 30, 2025, and (ii) a closing funding amount of Vietnamese dongs as agreed by the Parties based on the actual capital demands of the Strategic Partnership but no more than an amount equivalent to US$4 million on the closing date. Upon request of the JV and subject to the conditions set forth in the JV Agreement, Gogoro and Castrol will discuss and agree on, once in each of the first, second and third years following the closing date, additional capital to be contributed to the JV in an aggregate amount for both Parties of up to US$30 million.
Concurrent with signing of the JV Agreement, Gogoro entered into an amended and restated letter agreement (the “A&R Letter Agreement”) and an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) to amend and restate the Original Letter Agreement and the Original Registration Rights Agreement, respectively.

Among others, the A&R Letter Agreement revised the put option rights provided in the Original Letter Agreement to the following:

•Put option: subject to the terms and conditions set forth in the A&R Letter Agreement, if the Strategic Partnership Closing has not occurred on or prior to December 31, 2025, then at any time during, and for three business days immediately after, the 12-month period immediately following December 31, 2025 (the “Put Option Period”), Castrol will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. If Castrol decides to exercise such right, Gogoro may designate any other person (a “Designated Person”) to pay all or a portion of the purchase price on behalf of Gogoro in exchange for delivery of the relevant portion of the Subscribed Shares by Castrol to the Designated Person so long as the Designated Person is not a competitor or controlled by a competitor of Castrol and is not a person with whom trade or financial dealings and transactions by Castrol or its affiliates are prohibited or restricted. This put option will expire on the earlier to occur of the Strategic Partnership Closing and the third business day following the expiration of the Put Option Period, and may not be exercised more than once.

•Additional put option rights: regardless of whether the Strategic Partnership Closing has occurred, from the date of the A&R Letter Agreement until December 31, 2026, upon (i) a change of control transaction of Gogoro, (ii) a material breach by Gogoro of any of its representations, obligations, covenants or agreements under the Subscription Agreement, the A&R Registration Rights Agreement or any agreements between the Parties (or their respective affiliates) entered into in connection with the Strategic Partnership, which has not been, or is unable to be, cured within 30 days following the written notice by Castrol Holdings to Gogoro of such material breach, or (iii) the occurrence of a Delisting Event (as defined below), Castrol will have the right, but not the obligation, to require Gogoro to repurchase all or any portion of the Subscribed Shares at a price per Ordinary Share equal to the Per Share Purchase Price. Similar to the put option described in the paragraph above, if Castrol decides to exercise such additional put rights, Gogoro may designate a Designated Person to fulfill its obligation. A “Delisting Event” is deemed to have occurred if (i) Gogoro fails to remain listed on a Recognized Stock Exchange (which term is defined to include the Nasdaq Global Select Market and the New York Stock Exchange, also include the Nasdaq Capital Market, the Nasdaq Global Market or the NYSE American); (ii) any event, circumstance or proceeding occurs which may reasonably lead to Gogoro being delisted from a Recognized Stock Exchange; or (iii) if, at any time during the fiscal quarter commencing on October 1, 2026 and ending on December 31, 2026, there is a single trading day when the market capitalization of Gogoro is less than US$100,000,000. These additional put option rights may not be exercised more than once and will expire on the earlier to occur of (A) March 31, 2027 and (B) the Trading Price Trigger, which is deemed to have occurred if the volume weighted average price of the Ordinary Shares exceeds the Per Share Purchase Price on each trading day of a consecutive six month period at any time from the date of the A&R Letter Agreement until December 31, 2026.

Pursuant to the A&R Letter Agreement, the Parties have also waived the obligations under the Subscription Agreement to issue the Convertible Note and enter into the Note Purchase Agreement. Accordingly, the A&R Registration Rights Agreement has also been amended to remove Castrol’s registration rights with respect to the Ordinary Shares issuable upon exercise of the Convertible Note.

Credit Facility

On March 26, 2025, Gogoro Network, Taiwan Branch (“Gogoro Network Taiwan”), a subsidiary of Gogoro Inc., entered into a loan facility agreement with a financial institution which provides Gogoro Network Taiwan with a loan facility in the amount of NT$2.0 billion which is approximately US$61.5 million (the “Loan”). The purpose of the Loan is to support Gogoro Network Taiwan’s working capital needs, including but not limited to repaying loans from financial institutions, funding capital expenditures and strengthening medium-term operational working capital. The Loan has a term of three years and bears interests at a rate equal to three-month Taipei Interbank Offered Rate plus 1.6%, subject to potential downward adjustments depending on Gogoro’s profitability. Gogoro Inc. will serve as the guarantor of the Loan.
95

ITEM 19.    EXHIBITS

Exhibit No.	Description	Filed or Furnished Herewith	Incorporation by Reference
			Form	File No.	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association, as amended by a special resolution passed at the annual general meeting of Gogoro Inc. on May 30, 2023		6-K	001-41327	3.1	May 31, 2023

2.1	Description of Securities of Gogoro		20-F	001-41327	2.1	May 2, 2022

2.2	Specimen Ordinary Shares Certificate		F-4/A	333-261181	4.1	March 2, 2022

2.3	Specimen Warrant Certificate		F-4	333-261181	4.2	November 18, 2021

2.4	Warrant Agreement, dated as of January 5, 2021, by and between Poema Global Holdings Corp. and Continental Stock Transfer & Trust Company		F-4	333-261181	4.4	November 18, 2021

2.5	Assignment and Assumption Agreement, dated April 4, 2022, by and among Poema Global Holdings Corp., Gogoro Inc. and Continental Stock Transfer & Trust Company.		20-F	001-41327	2.5	May 2, 2022

4.1#	Agreement and Plan of Merger, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp., Starship Merger Sub I Limited and Starship Merger Sub II Limited.		F-4	333-261181	2.1	November 18, 2021

4.2	Form of Subscription Agreement		F-4	333-261181	10.2	November 18, 2021

4.3	Sponsor Support Agreement, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp. and Poema Global Partners LLC.		F-4	333-261181	10.3	November 18, 2021

4.3	Form of Registration Rights Agreement		F-4	333-261181	10.4	November 18, 2021

4.4	Form of Gogoro Shareholder Lock-Up Agreement		F-4	333-261181	10.5	November 18, 2021

4.5	Form of Director and Officer Indemnification Agreement		F-4/A	333-261181	10.7	March 2, 2022

4.6+	2013 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.8	November 18, 2021

4.7+	2016 Equity Incentive Award Pan of Gogoro Inc.		F-4	333-261181	10.9	November 18, 2021

4.8+	2019 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.10	November 18, 2021

4.9+	2022 Equity Incentive Plan of Gogoro Inc.		F-4/A	333-261181	10.11	March 15, 2022

4.9A+	Amendment No. 1 to Gogoro Inc. 2022 Equity Incentive Plan		20-F	001-41327	4.9A	March 29, 2024

4.10	Housing Lease Agreement between Taiwan Cooperative Bank and Gogoro Taiwan Ltd. dated November 30, 2017 (EN Translation).		F-4/A	333-261181	10.11	January 12, 2022

4.11#	Capital Increase Agreement between Yadea Technology Group Co., Ltd., Jiangmen Dachangjiang Group Co., Ltd., Ai Huan Huan Energy (Shanghai) Ltd. and Gogoro Network Pte. Ltd. dated November 25, 2020 (EN Translation).		F-4/A	333-261181	10.12	January 12, 2022

4.12	Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated March 28, 2019 (EN Translation).		F-4/A	333-261181	10.13	January 12, 2022

4.13	First amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 14, 2020 (EN Translation).		F-4/A	333-261181	10.14	January 12, 2022

4.14	Second amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Dec 14, 2020 (EN Translation).		F-4/A	333-261181	10.15	January 12, 2022

4.15	Term Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.16	January 12, 2022

4.16	Term Loan Agreement of Gogoro Inc. with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.17	January 12, 2022

4.17+	Form of Employment Agreement between the Registrant and certain of its executive officers		20-F	001-41327	4.17	March 29, 2024

4.18+	Form of Employment Agreement between the Registrant and certain of its executive officers		20-F	001-41327	4.18	March 29, 2024

4.19	Share and Warrant Purchase Agreement, dated May 31, 2024		6-K	001-41327	10.1	June 3, 2024

4.20	Subscription Agreement, dated June 24, 2024		6-K	001-41327	10.1	June 25, 2024

4.21	Amended and Restated Letter Agreement, dated February 17, 2025	*

4.22	Amended and Restated Registration Rights Agreement, dated February 17, 2025	*

8.1	List of subsidiaries		F-4/A	333-261181	21.1	January 12, 2022

11.1	Insider Trading Policy	*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

73

15.1	Consent of Independent Registered Public Accounting Firm	*

97.1	Incentive Compensation Clawback Policy		20-F	001-41327	97.1	March 29, 2024

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	*

*    Filed herewith.
**    Furnished herewith.
+    Indicates management contract or compensatory plan or arrangement.
#    Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.
74

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gogoro Inc.

/s/ Henry Chiang
Henry Chiang
Interim Chief Executive Officer

Date: March 31, 2025
75