Form 20-F
period 2025-12-31
Gogoro Inc.
filed 2026-03-31
CIK 1886190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
FORM 20-F
___________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Telephone: +886-3-273 0900
Email: ir@gogoro.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary shares, par value US $0.002 per share	GGR	Nasdaq Capital Market
Warrants to purchase ordinary shares with an exercise price of $230.00 per share	GGROW	Nasdaq Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
i

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2025, there were 14,773,488 ordinary shares outstanding, par value US$0.002 per share,
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
On October 6, 2025, Gogoro effected a 1-for-20 share consolidation (reverse stock split) of Gogoro Ordinary Shares in order to increase the per-share trading price and regain compliance with the minimum bid price requirements of the Nasdaq Capital Market. As a result of the share consolidation, every twenty issued and outstanding ordinary shares were combined into one ordinary share. Fractional shares were rounded in accordance with the applicable provisions of the Company’s governing documents.
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
▪“Gogoro Ordinary Shares” refers to the ordinary shares of Gogoro, par value $0.0001 per share ($0.002 per share post 1-for-20 share consolidation), which trade on the Nasdaq under the ticker symbol “GGR”;
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
▪“Nasdaq” refers to the Nasdaq Stock Market LLC ;
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
▪“Public Warrants” refers to the redeemable warrants to purchase Gogoro Ordinary Shares for an exercise price of $11.50 per share, subject to adjustment, which trade on the Nasdaq Capital Market under the ticker symbol “GGROW”;
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
This annual report contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this annual report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this annual report relate to the Company’s future expectations, plans, and prospects and are subject to risks and uncertainties described in “Item 3.D—Risk Factors” of this annual report:

▪our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance, regulatory or policy matters, investigations and developments in the capital and credit markets;
▪our expectations regarding the growth of our business and operations, our ability to effectively manage our growth, our ability to capture sustained growth opportunities in global markets, and our expectations regarding our ability to support our near-term business growth objectives;
▪our expectations concerning our future financial and operating result and performance, including forecasts, trends, expectations, market opportunity and our ability to meet our anticipated cash needs in the near future, and our intention to continue to invest the profit generated from our business operations in new markets or business lines;
▪our expectations regarding our ability to raise financing for our business, including the ability of our director associated with our largest shareholder to procure equity financing;
▪our estimated proportion of revenue from Taiwan compared to international markets;
▪our expectations regarding our plans to issue additional shares capital;
▪our expectations regarding our capital expenditures and our plans to invest in capital expenditures, including expenditures related to making and upgrading existing battery packs and battery stations;
▪our expectations that battery swapping can achieve the greatest efficiency, scalability, and above all else, deliver a superior user experience tailored to regional partners and their customer’s needs;
▪our expectations regarding our ability to continue to grow the number of incremental battery swapping subscribers and cumulative battery swapping subscribers;
▪our expectations regarding our plans to make significant investments towards our product and service offerings;
▪our expectations regarding our ability to expand our business development, sales and marketing capabilities in order to increase our customer base, grow our retail business, achieve broader market acceptance of our solutions and reinforce the long-term economics and profitability of our battery swapping platform;
▪ our expectations regarding the market we operate in;
▪our expectations regarding our ability to expand our site development and project management capabilities to build out and serve new battery swapping stations;
▪our expectations regarding our ability to offer high-quality support to the battery swapping stations and station suppliers;
▪our expectations regarding our ability to continue to develop new products and product innovations to adapt to the rapid technological change that characterizes the ePTW market and establish battery swapping as the defining technology for light urban mobility;
▪our plans to develop and maintain relationships with our partners, including our OEM partners;
▪our plans to add new facilities or expand our existing facilities as we add employees and expand our operations in Taiwan and internationally and our expectations regarding the availability of suitable additional or alternative space in the future on commercially reasonable terms to accommodate our foreseeable future expansion;
▪our expectations regarding our ability to acquire new businesses, products or technologies, or enter into strategic collaborations alliances or joint ventures in Taiwan and internationally;
▪our expectations regarding our ability to launch and ramp up the production of our products and features, and control our manufacturing costs;
▪our expectations regarding our ability to expand effectively into new markets, including the timing and estimates on the number of cities we will expand to;
▪our expectations regarding our ability to successfully implement the pilot programs intended to extend the life of our battery packs beyond use in ePTWs and to create additional revenue streams in the future; and
▪our expectations about entering into definitive agreements with our partners.

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
▪Our cash position has declined and we may not have access to additional financing (debt, equity, etc) to sufficiently fund our operations and execute our business strategy. We are also dependent on a director associated with our largest shareholder to procure equity financing and the issuance of additional equity securities.
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
▪We may not be able to successfully execute our strategy.
▪We have entered into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.
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
▪Our financial results may vary significantly from period to period due to fluctuations in our revenue, operating costs or expenses and other foreseeable or unforeseeable factors.
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
▪Restrictions imposed by our outstanding indebtedness, fluctuating interest rates which affect the amount of interest on the principal balance of our loan facilities, any future indebtedness or an inability to refinance our borrowings may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.
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
▪The price of the Gogoro Ordinary Shares has been volatile, and the value of the Gogoro Ordinary Shares has previously and could in the future decline.
▪We have fallen below the continued listing requirements of Nasdaq, and if we cannot regain compliance in time, Gogoro Ordinary Shares may be delisted and the liquidity and the trading price of Gogoro Ordinary Shares could be materially and adversely affected.
▪Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. In particular, at our upcoming annual general meeting which is scheduled for April 28, 2026, we are seeking shareholder approval to increase the number of authorized shares by 37,500,000 ordinary shares to 60,000,000 ordinary shares.
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
We have a history of operating losses. We incurred a net loss of $80.0 million, $122.8 million and $76.0 million for the year ended December 31, 2025, 2024 and 2023, respectively, and, as of December 31, 2025, our accumulated deficits were approximately $628.7 million. We believe we will continue to incur operating and net losses in the near future. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) and ePTWs by consumers and other electric transportation modalities, our sales, continued support from regulatory programs and our ability to manage our costs, any of which may not occur at the levels we currently anticipate or at all.
We may also encounter unforeseen operating expenses, difficulties, complications, delays, and other factors, including as we expand our business, execute our strategic initiatives, and navigate macroeconomic uncertainty, which may result in losses or a failure to generate profitability.
As such, due to these factors and others described in this “Risk Factors” section, we may not be able to be profitable. If we are unable to be profitable, the value of our business and the trading price of Gogoro’s ordinary shares may be negatively impacted.

Our cash position has declined and we may not have access to additional financing (debt, equity, etc) to sufficiently fund our operations and execute our business strategy. We are also dependent on a director associated with our largest shareholder to procure equity financing and the issuance of additional equity securities.
Our cash and cash equivalents have decreased significantly in recent years. As of December 31, 2025, we had cash and cash equivalents of $70.6 million, compared with $117.1 million as of December 31, 2024. This reduction in our available liquidity could materially and adversely affect our business operations, financial condition, and prospects. There can be no assurance that our cost reduction initiatives, revenue enhancement strategies or capital raising efforts will generate sufficient liquidity to meet our operating needs or debt service requirements. If we are unable to improve our cash position, we may be unable to invest in product development, marketing initiatives, or other growth opportunities necessary to maintain our competitive position in the market. Our reduced cash position increases our vulnerability to adverse economic and industry conditions, including increases in interest rates, inflation, supply chain disruptions and competitive pressures. These factors could further exacerbate our liquidity challenges and impair our ability to respond effectively to market opportunities or competitive threats.
In September 2025, Mr. Yin Chung Yao, our director and an affiliate of our largest shareholder, undertook to our lenders to procure or facilitate equity financing for us in the amount of TWD 2,500 million (approximately $80 million) by December 31, 2026. We are dependent on Mr. Yin Chung Yao to successfully procure equity investments and if he is unable to procure the full amount of the equity financing, or if the financing is delayed or completed on less favorable terms than anticipated, our liquidity position and financial condition could be adversely affected.
If we are unable to generate sufficient cash flows from operations or secure additional financing on acceptable terms, we may also be required to delay, reduce or eliminate certain business activities, sell assets, or pursue financing on unfavorable terms, which could adversely affect our competitive position and long-term business prospects. In addition, we face challenges in funding our ongoing operations, maintaining vendor relationships, servicing our existing debt obligations, and pursuing strategic initiatives necessary for growth.
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
Our expectations for our future operation and financial results depend on the successful implementation of our proposed business plan, and policies and procedures. Our forecasts and projections are based upon assumptions, analyses and internal estimates developed by management. Future results will also be affected by events and circumstances beyond our control, for example, the competitive environment, rapid technological change, economic and other conditions in the markets in which we operate or seek to enter, governmental regulation and, uncertainties inherent in product development and testing, our future financing needs and our ability to grow and to manage growth effectively, our executive team, and other factors described in this “Risk Factors” section. In particular, our forecasts and projections include forecasts and estimates relating to the expected size and growth of the markets in which we operate or seek to enter. Our forecasts and projections also assume that we are able to perform our obligations under our commercial contracts. For the reasons described above, our actual results of operations may differ materially and adversely from those forecasted or projected. For example, we were unable to achieve the projected financial results set at the beginning of the year. We cannot assure you that we will be able to achieve our expectations in the future.

We may not be able to successfully execute our strategy.
Our ability to successfully execute our strategy depends on numerous factors, some of which are beyond our control, including, for example, our ability to: (i) focus our collective efforts on delivering the best possible user experience while simultaneously saving costs, (ii) implement the necessary re-alignment of resources across businesses to prioritize our battery swapping business and second life opportunities for our batteries, (iii) streamline our product offerings and product design practices to quickly respond to customer needs while increasing our gross margin, (iv) create new business opportunities with partners in Taiwan and overseas and (v) ensure that our cost-savings efforts are focused and tracked to demonstrate a path to profitability. The implementation of our strategy requires significant management attention and resources, which may divert focus from our day-to-day operations. If we are unable to simultaneously execute on our strategic initiatives while maintaining operational excellence, our business could be adversely affected. Additionally, there is no guarantee that our initiatives will generate the expected returns or operational improvements, and we may incur significant implementation costs without realizing corresponding benefits or need to adjust our business strategies in different geographic markets from time to time based on the latest development in such market, which may also require significant amounts of capital or incur losses and may strain our resources. For example, as part of our cost-saving efforts and turnaround strategy, we adjusted our business strategies in China and India in the fourth quarter of 2024 to write down certain assets in China and India, which had a negative impact on our financial results as we incurred 32.0 million of impairment charges primarily associated with adjustments to the carrying values of certain underutilized machinery equipment in China and India and other costs associated with our new strategies. Moreover, changes in market conditions, increased competition, or shifting customer demands may render aspects of our strategy less effective or require additional adjustments, potentially delaying or reducing the anticipated benefits. If we are unable to successfully implement and execute our strategy, we may experience continued operational and financial underperformance, which could result in further restructuring efforts, additional costs and impairment charges. All of these could have a material and adverse effect on our business, financial condition and results of operations.
We have entered into, and may continue to pursue, strategic collaborations or alliances, including partnerships and joint ventures, to support our geographic expansion. However, we have experienced, and may continue to experience, challenges in executing such strategies and realizing the expected benefits.
In 2024, we recorded material impairments related to majority investments and scaled back or exited operations in selected markets, including China, India and the Philippines, reflecting, among other factors, evolving market conditions, execution challenges and changes in our strategic priorities. For example, we previously entered into collaborations with vehicle manufacturers and industry partners, including partnerships and initiatives in India, China and the Philippines. These initiatives did not achieve the expected level of commercial success within the anticipated timeframe. Our experience in these markets underscores the risks associated with strategic collaborations and international expansion, including difficulties in partner alignment, regulatory and market uncertainties, capital allocation risks and execution complexity. If we are unable to successfully identify, structure and manage future collaborations or alliances, or if such arrangements fail to deliver expected benefits, our business, financial condition and results of operations could be adversely affected. We have also formed a joint venture with Castrol Holdings International Limited (“Castrol Holdings” or “Castrol”) to explore battery swapping infrastructure and related energy services in 2025. However, we may not be successful in such strategic collaborations or alliances and we may fail to realize expected benefits from such relationships.
Our success may be reliant on our partners’ successful performance and such partners may not perform as expected due to various factors including product issues, pricing issues or the business model and any failure of performance may impact significantly on our success. In some circumstances, we may enter markets through collaborating with complementary businesses, including forming joint ventures. The identification of suitable alliance and joint venture partner candidates can be difficult, time consuming, and costly, and we may not be able to successfully complete identified alliances or joint ventures. Other companies may compete with us for these strategic opportunities. In addition, even if we successfully complete an alliance or joint venture, we may not be able to timely and effectively commence operations of any joint venture or other alliance because the process of integration could be expensive, time consuming and may strain our resources. Furthermore, we may be required to contribute significant amounts of capital or incur losses in the initial stages of an alliance or joint venture, particularly as selling and marketing activities increase ahead of expected long-term revenue. For example, capital contributions to a joint venture may be necessary in the future if we expand our operations in the geographic market that we wish to expand into in order to achieve our long-term strategy in such locations. In addition, the process for customers of the alliance or joint venture to comply with local or foreign regulatory requirements that may be required to purchase our products may cause delays in the alliance partner or joint venture’s ability to conduct business. Furthermore, the products and technologies that we jointly develop, or with respect to which we collaborate, may not be successful or may require significantly greater resources and investments than we originally anticipated. For example, as of the date of this annual report, we had not been able to generate satisfactory results from our collaborations with certain partners in implementing new lines of business or offering new products and services within existing lines of business which has resulted in assets impairments in 2024 and to a minor degree in 2025. In addition, we may not be in a position to exercise sole decision-making authority regarding any strategic collaboration, alliance or joint venture, which could result in impasses on decisions or decisions made by our partners, and our partners in such collaborations, alliances or joint ventures may have economic or business interests that are, or may become, inconsistent with our interests.
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
To manage growth in operations and personnel and execute our growth strategy, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. In addition, we may face difficulties as we expand our operations into new markets in which we have limited or no prior experience. See “—We may attempt to enter into strategic collaborations or alliances, including forming partnerships or joint ventures, and if we are unsuccessful in such strategic collaborations or alliances, we may fail to realize expected benefits from such transactions or such transactions could harm our existing business.” Failure to manage growth effectively could result in difficulties or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results. Our strategy is based on a combination of growth and continuous accumulation of our subscription-based users, and any inability to scale, maintain customer experience or manage operations at our battery swapping stations may impact our growth trajectory. We seek to maintain a low rate of subscriber turnover or “churn” rate, which is the percentage of subscribers who discontinue their Gogoro Network energy plan. While the annualized churn rate is low at 1.34% for 2025 against our total subscriber base, we have been experienced an increase in our churn rate on an annual basis from 0.95% in 2024. This is partly attributed to vehicles we sold now reaching the end of their useful life (which is approximately ten years) and to a reduction in our total number of vehicles sold. Given our large subscriber base and our expectation of continued vehicle sales, the increase in churn rate has resulted in, and may continue to result in, a decrease in net new subscribers and a corresponding moderation in our overall subscriber growth rate.
If we fail to develop new products or technologies, our revenues and business may be negatively affected.

The ePTW charging market and energy storage technology market are characterized by rapid technological change, which requires us to continue to develop new products and product innovations or shift our strategy, focusing on the battery swapping and energy optimization on our customers’ sites and pursuing new product and service offerings. We are, and intend in the future to continue, investing significant resources in developing new products and service offerings to address the changing needs in different markets. Our ability to continuously maintain our competitive position and grow our market share will depend on the successful development of our position in these markets. New partnerships and initiatives are inherently risky, as each involves unproven business strategies and new product offerings with which we have limited or no prior development or operating experience. Our success in new markets depends on a variety of factors, including but not limited to the success of our partnerships, our ability to develop new products, new product features and services that address the customer requirements for the relevant markets, to attract a customer base in markets in which we have less experience, to compete with new and existing competitors in these adjacent markets, and to gain market acceptance of our new products. Developing our products is expensive, and the investment in product development may involve a long payback cycle. Difficulties in any of our new product development efforts or our efforts to enter adjacent markets could adversely affect our business, financial condition and results of operations.
In addition, as a result of our new product offerings, we could experience increased warranty claims, reputational damage or other adverse effects, which could be material. We also cannot provide assurance that we will be able to develop, obtain regulatory approval for, commercially market and/or achieve acceptance of our new product offerings.
Our research and development expenses were approximately $25.4 million, $34.9 million, and $40.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. However, our investment of resources to develop new product offerings may either be insufficient or may result in expenses that are excessive as compared to revenue produced from these new product offerings. Even if we are able to keep pace with changes in technology and develop new products and services, our research and development expenses could increase, our gross margins could be adversely affected and our prior products could become obsolete more quickly than expected.

Failure to accurately predict demand or growth with respect to our new product offerings could materially and adversely affect our business, financial condition, results of operations, and prospects, and there is always risk that these new product offerings will be unprofitable, will increase our costs or will decrease operating margins or take longer than anticipated to achieve target margins. We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase our competitors’ products or services. If we are unable to successfully introduce new products, we may lose a portion of our target customers, which may in turn lead to decrease in our market share, and may have material adverse effect on our business, financial condition and results of operations.
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
We are exposed to significant risks related to supply chain management, particularly regarding compliance with applicable laws, regulations and government requirements, including those in Taiwan and other jurisdictions in which we operate. We rely on a global network of suppliers for various components and materials used in our products. Effective supply chain management, including oversight of the raw materials and components provided by our suppliers, is critical to ensure that our products meet regulatory standards and are qualified for the subsidies under certain government subsidy programs. Therefore, failures in supply chain management could lead to use of materials or components that do not meet the relevant laws, regulations or government requirements, including those associated with government subsidies. Such non-compliance may expose us to regulatory penalties and legal liabilities, which could include fines, withdrawal of subsidies granted in the past and loss of eligibility for future government subsidies, and may give rise to negative publicity and harm our reputation. Additionally, failure to comply with applicable laws and regulations could result in operational disruptions, requiring remedial actions such as sourcing alternative components, product recalls and navigating regulatory investigations, thereby increasing costs and potentially harming our operational performance. For example, in August 2024, we conducted investigations into allegations in recent media reports that we incorporated imported components into certain of our vehicles in violation of the requirement of the Taiwan government that certain core components of the electric scooters shall be produced domestically in order to be qualified for the subsidies to purchasers. During such internal investigations, we had identified certain irregularities in supply chain which caused us to inadvertently incorporate certain imported components in some of our vehicles. We reported the irregularities in supply chain to the local authorities and were fully cooperating with the local authorities in their inquiries. In July 2025, the local government concluded its inquiry. The majority of the relevant financial impact was previously recorded, reserved and disclosed in our annual report on Form 20-F for the year ended December 31, 2024, with an insignificant additional accrual recorded in the second quarter of 2025. While we took measures to strengthen our supply chain management through enhanced due diligence, stricter vetting procedures and increased monitoring and also improve our operational controls in general, there can be no assurance that these measures will be effective and prevent any future non-compliance. As such, any recurrence of failure in our supply chain management and operational control could subject us to penalties and materially and adversely affect our future business, financial condition, and results of operations.
Our financial results may vary significantly from period to period due to fluctuations in our revenue, operating costs or expenses and other foreseeable or unforeseeable factors.
Our financial results have varied significantly from period to period historically and we expect our period-to-period financial results to vary based on our revenue and operating costs, which we anticipate will fluctuate as a result of inflation and since the pace at which we design, develop and manufacture products and expand our manufacturing facilities may not be consistent or linear between periods. Additionally, our revenues from period to period may fluctuate due to multiple macroeconomic volatility and other internal and external factors, including the factors described in these risk factors. As a result, we cannot assure that we will not experience fluctuations in our operating results in the future due to factors we may or may not be able to foresee in the future.
Our business is subject to risk associated with product design and manufacturing quality for our existing products including vehicles, battery packs, battery swapping stations, ride-share vehicles, and other products and may also be negatively impacted by product quality in the future.
If our products contain design or manufacturing defects that cause them not to perform as expected or that require repair, are legally restricted or become subject to onerous regulation, our ability to develop, market and sell our products and services may be harmed, and we may experience reduced sales, negative publicity, delivery delays, product recalls, product liability, breach of warranty and consumer protection claims and significant warranty and other expenses.
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
Furthermore, we may in the future elect to install battery swapping stations at customer sites or manage contractors, likely as part of offering customers a turnkey solution. Working with contractors may require us to obtain licenses or require us or our customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to an installation project. In addition, if these contractors are unable to provide timely, thorough and quality installation-related services, customers could fall behind their construction schedules leading to liability for us or cause customers to become dissatisfied with the solutions we offer.
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
Our international investment in capacity and our product roadmap may require significant capital expenditures, and if demand for our business grows rapidly, we anticipate that we will need to accelerate our planned investments to meet that demand. To the extent we do not generate expected cash flows, we may be required to increase our use of external funding sources to fund our investments and operations, which may not be available on favorable terms or at all. Efforts to expand capacity require available sources of labor, materials, and equipment. Increasing demand for such sources, including from other manufacturers; supply constraints, labor shortages, and other adverse market conditions; issues with permits or approvals; on-site incidents; and other issues arise from time to time and can result in significant delays and increased costs for our projects, as well as legal and reputational harm.
Further, we may recognize impairment charges on our tangible assets as the result of their inability of producing anticipated cash flows on our investments. We have incurred, and may in the future incur, impairment charges, which we are required to recognize whenever we determine that the carrying amount of long-lived assets is higher than its recoverable amount. For instance, in 2024, we incurred non-cash impairment charges of 32.0 million, primarily associated with adjustments to the carrying values of certain machinery equipment in Taiwan, China and India which is currently underutilized. By their nature, the timing or extent of impairment charges are not predictable. We may incur non-cash impairment charges in the future, which may reduce our net income.
We rely on a limited number of vendors, suppliers and manufacturers. A loss of any of these partners could negatively affect our business, or they may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.
We rely on a limited number of vendors and suppliers for design, testing and manufacturing of vehicles, battery packs, and battery swapping stations. At this stage of the industry, the products and services we receive from vendors and suppliers may be unique to each vendor or supplier and thus singularly sourced with respect to components as well as after market maintenance and warranty services. This reliance on a limited number of manufacturers increases our risks, since it does not currently have proven reliable alternatives or replacement vendors or manufacturers beyond these key parties. In the event of production interruptions or supply chain disruptions including but not limited to availability of certain key components such as semiconductors, we may not be able to take advantage of increased production from other sources or develop alternate or secondary vendors without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our vendors or suppliers is impacted by any interruption at a particular location.
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
If we or our suppliers experience a significant increase in demand, or if we need to replace an existing supplier, we may not be able to obtain additional products from our existing suppliers or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a vendor or manufacturer that has the capability and resources to supply battery swapping equipment in sufficient volume. Identifying and approving suitable vendors, suppliers and manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant vendor, supplier or manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our suppliers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products as well as our gross margins. For example, we have experienced and continue to experience shortages as well as increased costs for semiconductors.
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
We may be unable to retain our board directors, key personnel and attract additional qualified personnel to operate and expand our business. If we are unable to attract and retain board directors, key personnel and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.

Our success depends largely on the skills, experience and performance of our senior management, other key personnel and members of our board of directors. In September 2024, Mr. Horace Luke stepped down from the board of directors and as Chief Executive Officer, Mr. Tamon Tseng was appointed Chairman of the board, and Mr. Henry Chiang assumed the role of Chief Executive Officer. In 2025, Mr. Pass Liao, our former Chief Operating Officer, and Mr. Yoshihiko Yamada, a former board member, departed from the Company. Following these departures, we appointed Ms. Karen Yifen Chang to the board. While these transitions temporarily disrupted certain business operations and affected goodwill and our brand, the timely appointment of new leadership and directors has supported stability. Key members of the senior management team have been at Gogoro for extended periods. Our heads of R&D, Operations, and Strategy/Business Planning have all been at Gogoro for approximately ten years, holding positions of increasing seniority. They possess a deep understanding of both Gogoro and the industry. The loss of the services of such key members of our senior management team or any other members of our senior management, key employees, board directors or any significant portion of our workforce could disrupt our operations or delay the development, introduction and ramp of our products and services. While a number of our senior executives are bound by employment agreements, we may not be able to successfully attract and retain senior leadership necessary to grow our business. Any disagreement with our directors, officers and key employees with respect to their departure may also cause financial and reputational harm to our company. Our future success also depends upon our ability to attract, hire and retain a large number of engineering, manufacturing, marketing, sales and delivery, service, installation, technology and support personnel, especially to support our planned high-volume product sales, market and geographical expansion and technological innovations. Recruiting efforts, particularly for senior employees, may be time-consuming, which may delay the execution of our plans or undermine investor confidence. If we are not successful in managing these risks, our business, financial condition and results of operations may be harmed
Employees may leave us or choose other employers, including competitors, due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skill sets needed for our business, including specialized knowledge of ePTWs, software engineering, manufacturing engineering and electrical and building construction expertise. We also compete with both mature and prosperous companies that have large financial resources and start-ups and emerging companies that promise short-term growth opportunities and may not be able to attract such employees which could require us to expend significant financial resources in our employee recruitment and retention efforts or impair our ability to successfully grow our business.
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
We are and/or may in the future become, subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our financial condition and results of operations. For example, in January 2024, a service provider initiated litigation against Gogoro Taiwan Limited claiming approximately $2.3 million pursuant to a service agreement. Following the plaintiff's appeal of the district court's dismissal, a settlement was reached in January 2026. The settlement did not result in any net cash outflow, nor did it have a material adverse impact on the Company's consolidated financial statements. As of the date of this report, additional related claims arising from the same incident, totaling approximately $4.4 million, are currently pending before district courts in Taiwan. During 2025, two of the three previously disclosed employment-related litigation matters were resolved. In March 2026, a second-instance judgment on this matter was rendered in favor of the Company, dismissing all plaintiff's claims on the remain case. As of the date of this report, no notice of appeal has been received. The Company is defending these ongoing proceedings and has determined that the remaining matters are not material. Due to uncertainties regarding their timing and outcome, no provision has been recognized in the consolidated financial statements as of December 31, 2025.
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

We rely on data collected through battery swapping stations or our mobile application. We use and otherwise process this data in connection with the research, development and analysis of our technologies, creating and delivering value-add customer services, and in assessing future battery swapping locations as well as swapping station capacities. Our inability to obtain necessary rights to use and otherwise process this data or freely transfer this data out of the relevant markets could result in delays or otherwise negatively impact our research and development and expansion efforts and limit our ability to derive revenues from value-add customer services. For instance, laws and regulations relating to privacy, data protection, and cybersecurity may limit our ability to make intelligent, data-driven business decisions, conduct micro-targeting marketing strategy or provide micro-targeting based offering to ePTW drivers.
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
As of February 28, 2026, our directors, executive officers and their affiliates as a group beneficially owned approximately 7.3% of the outstanding Gogoro Ordinary Shares. In addition, as of March 13, 2026, Gold Sino Assets Limited beneficially owned 49.0% of the outstanding Gogoro Ordinary Shares including warrants. As a result, these shareholders, if acting together, may be able to exercise a significant level of influence over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This influence could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.
Restrictions imposed by our outstanding indebtedness, fluctuating interest rates which affect the principal balance of our loan facilities, any future indebtedness or an inability to refinance our borrowings may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.
We have two major term loan facilities in place with Mega International Commercial Bank Co. Ltd., including an individual loan and a syndication loan, which was amended in March 2026. We also added a term loan facility in March 2025.
Our term loan facilities include a number of covenants that limit our ability to, among other things, incur additional indebtedness, incur liens on our assets, engage in consolidations, amalgamations, mergers, liquidations, dissolution or dispositions, sell or otherwise dispose of our assets, pay dividends or distributions on, or make repurchases or redemptions of, our shares, acquire other businesses (by way of asset purchase, share purchase, or otherwise), make loans, capital contributions, or other investments, or enter into any other transactions outside of the ordinary course of business. In addition, we must maintain a minimum liquidity ratio and a maximum ratio of total debt to shareholder equity. Despite the liquidity ratio and debt ratio requirements have been relaxed in the latest amendment with the bank, the terms of our term loan facilities could still restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies which are not subject to such restrictions.
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

Our loan facility with Mega International Commercial Bank Co, Ltd. accrues interest at a floating per annum rate based on the 3-month Taipei Interbank Offered Rate, adjusted quarterly, plus a margin of 1.60%, subject to a possible reduction of 0.01% if certain environmental, social and governance benchmarks are met (in each case, subject to a minimum annual interest rate floor of 1.85%). Our term loan facility has a term of three years and bears interests at a rate equal to three-month Taipei Interbank Offered Rate plus 1.6%, subject to potential downward adjustments depending on our profitability. Our indebtedness adversely affects our operating expenses through increased interest payment obligations and adversely affects our ability to use cash generated from operations as we repay interest at a variable rate, which has been increasing, and principal under the term loans. Accordingly, outstanding indebtedness could adversely affect our operational freedom or ability to pursue strategic transactions that we would otherwise consider to be in the best interests of stockholders, including obtaining additional indebtedness to finance such transactions. Specifically, our indebtedness and high interest rates have important consequences to investors in our common stock, including the following:
▪high interest rates may make it more difficult for us to obtain financing and service our respective interest and debt obligations;
▪if interest rates were to continue to increase substantially, it would adversely affect our operating results and could affect our ability to service our indebtedness;
▪a portion of our cash flows is dedicated to the payment of interest and when applicable, principal, on our indebtedness and other obligations and will not be available for use in our business;

▪our level of indebtedness, combined with high interest rates, could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate, including limiting our future investments or ability to enter into acquisitions and strategic partnerships, and obtain financing for such transactions; and
▪our high degree of indebtedness may make us more vulnerable to changes in general economic conditions and/or a downturn in our business, thereby making it more difficult for us to satisfy our obligations.

Furthermore, our ability to refinance our borrowings under our term loan facilities or existing or future indebtedness will depend on the capital markets and our financial condition at such time, which is subject to economic, financial, competitive and factors beyond our control. If we are unable to refinance our borrowings under our term loan facilities on desirable terms or at all, we could be required to pay the amounts owing under such borrowings which could significantly negatively impact our cash flows and adversely affect our business.

If we fail to successfully develop and manage a business-to-business (“B2B”) business model and markets, our results of operations could be negatively impacted.
We are devoting significant resources to the development of technologies and service offerings where we have a limited operating history, including the enterprise and government markets. In the enterprise and government markets, we intend to increase our focus on vertical markets such as the last mile delivery industry, state and local government agencies and bureaus. This new focus and in particular in international markets require a considerable investment of technical, financial and sales resources, and a scalable organization. Many of our competitors may have advantages over us due to their larger presence, larger capital reserve, longer brand history, deeper experience in the enterprise and government markets, and greater sales and marketing resources.
Our business may be adversely affected by labor unrest and union activities.
In the automotive industry, it is common for employees to be part of unions, which can lead to higher employee costs, operational limitations, and an increased risk of disruptions to operations. We may also have direct and indirect dependencies on other companies with respect to unionized workforces, such as suppliers of raw materials and EV components, as well as trucking and freight companies. Work stoppages or strikes organized by these unions, including those involving contract laborers engaged by us, could significantly impact our business, financial health, and operations. Additionally, if we hire contract laborers for our operations, we might be required to cover wage payments if the contractors fail to do so. This could negatively affect our business operations.
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
Central and local governments around the world often provide incentives to end users and business organizations to purchase ePTW and construct ePTW battery swapping stations in the form of rebates, tax credits, and other financial incentives. The ePTW market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of ePTW battery swapping stations. For example, laws compelling the reduction of greenhouse gas emissions could create opportunities for increased sales of our products and services. Incentives, including tax credits and rebates for purchases of battery swapping stations to reduce greenhouse gas emissions, create a climate in which our sales may increase. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, be reduced or terminated as a matter of regulatory or legislative policy, or be allocated to alternative industries, such as gas-powered markets. For example, sales decreased in 2020 due to change in governmental subsidy program on gas scooters in Taiwan, which led to higher replacement demand on gas scooter products and negatively impacted the sale of ePTWs in Taiwan. In addition, new tariffs and policies that could incentivize overbuilding of infrastructure may also have a negative impact on the economics of our stations. Furthermore, new tariffs and policy incentives could be put in place or maintained by governments that favor equipment manufactured by or assembled at specific factory locations and geographies, which may put Gogoro and/or Gogoro battery swapping equipment vendors at a competitive disadvantage, including by increasing the cost or delaying the availability of battery swapping equipment, by challenging or eliminating our ability to apply or qualify for grants and other government incentives, or by disqualifying Gogoro from the ability to compete for certain battery swapping infrastructure build-out solicitations and programs, including those initiated by government agencies.
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
If our products fail to fulfill the requirement of such government subsidies, customers may decide to purchase electric scooters from our competitors that meet the relevant requirement in order to benefit from the government policy and subsidy programs, which may materially and adversely affect our business, financial condition and results of operations. See “—Risks Related to Our Business—

Failure to adequately manage our supply chain could result in non-compliance with applicable laws, regulations and government requirements, exposing us to significant regulatory, business, financial and reputational risks.”
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
Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on, and plans to continue relying on, a combination of trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantages and a decrease in revenue which would adversely affect our business, prospects, financial condition and results of operations.
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
We face, and will face, various cybersecurity risks to our systems, products, and operations. Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delay in our services and operations and loss, misuse, corruption, unavailability, or theft of data. Our operations, products, and intellectual property also inherently are at risk of loss, inappropriate access or use, or tampering by both insider threats and external bad actors. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and we have been subject to and may experience these types of incidents on our systems in the future. For example, in January 2022, we experienced a ransomware attack that caused limited disruption to our operations. Since the incident, we have enhanced our security posture, including by improving network segmentation and deploying more extensive backup solutions. However, we cannot guarantee that future attacks will not occur or that future attacks will not cause more severe disruption or material costs in the future. In addition, our customers and partners (including our supply chain) face similar threats and growing cybersecurity requirements. Artificial intelligence technologies are increasing in prevalence and may be used in connection with cyber attacks and otherwise create risks of security breaches and incidents and unauthorized processing of confidential information and other types of information. There have been and may continue to be significant supply chain cyber attacks generally, and our third-party vendors and service providers may be targeted or impacted by such attacks. We cannot guarantee that we or our third-party vendors and service providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services.
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
We may be subject to various governmental export control, trade sanctions, and other regulations that could impair our ability to compete in international markets or subject us to liability if we violate these controls. In some cases, we are subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, and our activities may be subject to trade and economic sanctions, including those administered by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). As such, a license could be required to export or re-export our products to certain countries, end-users, or for certain end-uses. While we do not currently sell products into Russia or Belarus, ongoing geopolitical conflicts, including the war in Ukraine and tensions in the Middle East involving Israel, the United States, and Iran, may indirectly affect our business. These conflicts can disrupt global supply chains, increase energy and commodity costs, delay shipping, and create broader volatility in international trade, potentially impacting our ability to source components or deliver products in affected regions. Failure to comply with applicable export control laws, sanctions, or other similar regulations could subject us to civil and criminal penalties, including substantial fines, loss of export privileges, and, in the case of willful violations, potential incarceration of employees or managers. Obtaining necessary export licenses may be time-consuming or not possible, which could delay or prevent sales. Non-compliance could also result in reputational harm, government investigations, and adverse effects on our business, financial condition, and results of operations. Similar restrictions or prohibitions may also be imposed by other jurisdictions in which we do business.
In addition, our future results could be adversely affected by changes in interpretations of existing laws and regulations, or changes in laws and regulations, including, among others, changes in accounting standards, taxation requirements, competition laws, trade laws, import and export restrictions, privacy laws and environmental laws domestically and internationally. It is unknown whether and to what extent new or increased tariffs (or other new laws or regulations) will be adopted or maintained, or the effect that any such actions would have on us or our industry and customers. Any unfavorable government policies on international trade, such as export and import controls, capital controls or new or increased tariffs, may affect the demand for our products and services, increase the cost of components, delay production, impact the competitive position of our products or prevent us from being able to sell products in certain countries or to do so on reasonable financial terms. If any new or increased export or import controls, tariffs, legislation and/or regulations are implemented or maintained, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, financial condition, results of operations. In addition, proceedings to enforce, or the enforcement of, any laws, regulations and policies domestically or internationally, and the resulting response to such actions, may have an adverse effect on our business, financial condition and results of operations.

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
Currently, our major operations and market are located in Taiwan. In addition, our principal executive offices and substantially all of our assets are located in Taiwan, and substantially all of our revenues are derived from our operations in Taiwan. Accordingly, our business, financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan due to geopolitical tension. We cannot predict whether there will be escalation of the tensions in the region which would lead to new bans, sanctions, export controls, tariffs, export duties or even conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial conditions and results of operations, as well as the market price and the liquidity of our securities. We cannot assure you that we will be able to avoid circumstances which could have an adverse effect on our ability to expand our business and conduct cross-strait business operations.
Our business involves the personal data of our customers, and is subject to the restrictions and requirements under Taiwan regulations on the personal data protection.
Our battery swap system is part of our business model and involves collecting and processing the personal data of our customers using the battery swap system, including their riding information and usage habits. According to Taiwan Personal Data Protection Act, our Taiwan subsidiaries are required to conduct due notification procedures and obtain the customer’s consent to collect his/her personal data and shall not use such personal data beyond the scope authorized by the customer or disclose it to third parties. In addition, the customer, as the data subject, is entitled to request our Taiwan subsidiaries, as the holders of personal data, to delete or provide a copy of his/her personal data. In the event of violation of restrictions or requirements under Taiwan Personal Data Protection Act, our Taiwan subsidiaries may be subject to a fine ranging from NTD 20,000 to 15 million depending on the violating scenario and be liable for the damages caused to our customers.
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
Risks Related to Ownership of the Gogoro Ordinary Shares
The price of the Gogoro Ordinary Share has been volatile, and the value of the Gogoro Ordinary Shares has previously and could in the future decline.
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
▪general economic and market conditions; and
▪other events or factors, including those resulting from war including the conflict between Russia and Ukraine and the United States, Israel and Iran, incidents of terrorism, global pandemics or responses to these events.
Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of the Gogoro Ordinary Shares. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial related expenses and divert our management’s attention.
We have previously fallen below the continued listing requirements of Nasdaq, and if we are not in compliance in the future, Gogoro Ordinary Shares may be delisted and the liquidity and the trading price of Gogoro Ordinary Shares could be materially and adversely affected.
We were notified by Nasdaq on October 29, 2024, of our company’s non-compliance with the continued listing standard because, for the 30 consecutive business days prior to the notice, the closing bid price of Gogoro Ordinary Shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). On October 6, 2025, we effected a 1-for-20 share consolidation (reverse stock split) of our ordinary shares, which enabled us to regain compliance with the Nasdaq minimum bid price requirement. Nasdaq subsequently confirmed that we have regained compliance with the applicable listing standards, and the matter was closed. However, in the future, if we are not compliant with Nasdaq’s continued listing requirements, our ordinary shares may be delisted and the liquidity and the trading price of our ordinary shares could be materially and adversely affected.
Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. In particular, at our upcoming annual general meeting which is scheduled for April 28, 2026, we are seeking shareholder approval to increase the number of authorized shares by 37,500,000 ordinary shares to 60,000,000 ordinary shares.
We expect to issue additional share capital in the future that will result in dilution to all other shareholders. In connection with the Company’s upcoming annual general meeting, scheduled for April 28, 2026, the Company intends to seek shareholder approval to significantly increase the number of authorized shares by 37,500,000 ordinary shares to 60,000,000 ordinary shares. If approved, this authorization could allow the Company to issue a significant number of additional shares in the future, which could, among other things, significantly dilute the ownership, voting power, and per share value of existing shareholders. Additionally, this potential dilutive effect may cause a reduction in the market price of our ordinary shares. Furthermore, by increasing the number of authorized but unissued ordinary shares, thus increasing the total amount of our authorized shares of capital stock, our ability to issue additional shares of ordinary shares could, under certain circumstances, have an anti-takeover effect. For example, our ability to issue additional ordinary shares could adversely affect the ability of third parties to take over the Company or effect a change of control of the Company by, for example, permitting issuances that would dilute the share ownership of a person seeking to effect a change in the composition of the our board of directors or contemplating a tender offer or other transaction for the combination of us with another company that our board of directors determines is not in the Company’s best interests or in the best interests of our shareholders. The issuance of ordinary shares, while providing desirable flexibility in connection with potential financings and other corporate transactions, may have the effect of discouraging or delaying a change in control without preventing them entirely.
We expect to grant equity awards to employees and directors under our equity incentive plans. We also have been raising capital through equity financing. As part of our business strategy, we may acquire, make investments in or engage in strategic partnerships with companies, solutions or technologies and issue equity securities to pay for any such acquisition, investment or partnership. The extent of dilution will depend on the size, structure, and pricing of the equity financing. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests, voting power and the per share value of the Gogoro Ordinary Shares to decline.
Sales of a substantial number of Gogoro Ordinary Shares and Public Warrants in the public market could cause the market price of Gogoro Ordinary Shares and Public Warrants to fall.
Sales of a substantial number of Gogoro Ordinary Shares or Public Warrants in the public market could occur at any time. If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of Gogoro Ordinary Shares or Public Warrants in the public market, the market price of Gogoro Ordinary Shares and Public Warrants could decline significantly. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We believe that the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of the Gogoro Ordinary Shares. If the market price for Gogoro Ordinary Shares is less than the exercise price of the Warrants (on a per share basis), we believe Warrant holders will be unlikely to exercise the Warrants.
We have filed a registration statement on Form S-8 to register Gogoro Ordinary Shares reserved for future issuance under our 2022 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. As a result, shares registered under the registration statement on Form S-8 will be available for sale in the public market subject to the satisfaction of applicable vesting arrangements and the exercise of such options and, in the case of our affiliates, the restrictions of Rule 144.
Moreover, the PIPE Investors holding an aggregate of 29,482,000 Gogoro Ordinary Shares (pre share consolidation) and certain holders of an aggregate of up to 125,478,944 Gogoro Ordinary Shares (pre share consolidation) (exclusive of any potential Earnout Shares issuable pursuant to the Merger Agreement) have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we have filed for ourselves or other stockholders. In the second quarter of 2024, we entered into and consummated certain private placement transactions with Gold Sino Assets Limited (“Gold Sino”) and Castrol Holdings. Pursuant to the relevant agreements, we issued and sold (i) 32,516,095 Gogoro Ordinary Shares (pre share consolidation) and a warrant to purchase 10,838,698 Gogoro Ordinary Shares(pre share consolidation) to Gold Sino and (ii) 16,887,328 Gogoro Ordinary Shares (pre share consolidation) to Castrol Holdings. Pursuant to the relevant agreements with Gold Sino and Castrol Holdings, we also granted these two holders certain registration rights with respect to the registration of above-mentioned Gogoro Ordinary Shares. In March 2026, we issued 5,300,000 additional Gogoro Ordinary Shares to Gold Sino and granted registration rights under the relevant agreement. Once registered under the Securities Act, these shares will be freely tradable in the public market, subject to Rule 144 restrictions for affiliates. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, could put downward pressure on the market price of Gogoro Ordinary Shares and the market price of Gogoro Ordinary Shares could decline.
An active trading market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.
An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts. Additionally, if our securities become delisted from the Nasdaq Capital Market and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq, NYSE or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Gogoro on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq’s corporate governance requirements; these practices may afford less protection to shareholders. If we opt to rely on such exemptions in the future, such decision might afford less protection to holders of our ordinary shares. As a Cayman Islands exempted company that is listed on the Nasdaq Capital Market, we are subject to the Nasdaq listing standards. Section 5605(b)(1), Section 5605(c)(2) and Section 5635(c) of the Nasdaq Listing Rules require listed companies to have, among other things, a majority of our board members to be independent, an audit committee of at least three members and shareholders’ approval on adoption of equity incentive awards plans. However, the Nasdaq rules permit a foreign private issuer like Gogoro to follow the corporate governance practices of its home country. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board of directors to consist of independent directors or the implementation of a nominating and corporate governance committee. Since a majority of our board of directors would not consist of independent directors if we relied on the foreign private issuer exemption, fewer board members would be exercising independent judgment and the level of board oversight on our management might decrease as a result. In addition, we currently only have two members on our audit committee, as we opted to follow the practice in the Cayman Islands, which does not require us to have at least three members on our audit committee. Furthermore, we could opt to follow Cayman Islands law instead of the Nasdaq requirements that mandate that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of 20% or greater interests in the company and certain acquisitions of the shares or assets of another company. While we have not followed home country practice in lieu of the above requirements, we could decide in the future to follow home country practice and our board of directors could make such a decision to depart from such requirements by ordinary resolution.
We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in the Company and, as a result, the value of the Gogoro Ordinary Shares.
Commencing with our fiscal year ended December 31, 2022, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As of December 31, 2025, our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company.”
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
Our after-tax profitability and financial results may also be adversely impacted by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect. For example, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS entered into force among the jurisdictions that have ratified it. Additionally, many countries and organizations, such as the Organization for Economic Cooperation and Development, are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. These recent changes and proposals could negatively impact on our taxation, especially as we expand our relationships and operations internationally.
We may become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of Gogoro Ordinary Shares.
Based on the fiscal year 2025 composition of our income, assets and operations and that of our subsidiaries, we do not expect to be a PFIC in the 2026 taxable year or in future taxable years, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of us and our subsidiaries’ income and assets, and the market value of us and our subsidiaries’ assets, from time to time. Specifically, for any taxable year a non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either: (1) 75% or more of our gross income in that taxable year is passive income, or (2) 50% or more of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. The calculation of the value of us and our subsidiaries’ assets will be based, in part, on the quarterly market value of Gogoro Ordinary Shares, which is subject to change.
Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the 2026 taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. Holder held Gogoro Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such holder held Gogoro Ordinary Shares.
If we were to become a PFIC, such characterization could result in adverse U.S. federal income tax consequences to U.S. Holders of Gogoro Ordinary Shares. For example, if we are a PFIC, U.S. Holders of Gogoro Ordinary Shares may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure any investor that we will not be a PFIC for the 2026 taxable year or any future taxable year. U.S. investors should consult their own tax advisors about the circumstances that may cause us to be classified as a PFIC and the consequences if we are classified as a PFIC.
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
ITEM 4.    INFORMATION ON THE COMPANY
A. History and Development of the Company
Gogoro is an innovative company with a mission to accelerate the shift to sustainable urban life by eliminating the barriers to electric fuel adoption to bring smart and portable electric power within reach of every urban rider in the world. “Gogoro Inc.” was incorporated as a Cayman Islands exempted company on April 27, 2011.
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
Gogoro completed a merger with Poema on April 4, 2022 and Gogoro’s ordinary shares began trading on the Nasdaq Stock Exchange on April 5, 2022.
The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.
See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows Summary” for a discussion of our capital expenditures, “—D. Property, plant and Equipment” for a discussion of classification of our battery packs and related battery cells and “Item 18 Financial Statement—Note 8. Investments Accounted for Using Equity Method” for a disclosure regarding capital invested in other companies.
B. Business Overview
Mission
Our mission is to accelerate the mass market shift to sustainable urban life in the world’s most densely populated cities by eliminating the barriers to electric vehicle adoption and providing a path for every urban rider in the world to embrace smart and portable power.
About Gogoro
We are a technology company focused on transforming urban mobility and accelerating the mass-market transition to clean, sustainable electric two-wheel transportation. By leveraging cutting-edge technology, our industry-leading battery-swapping platform and Smartscooter portfolio provide smart, convenient, and highly accessible portable energy solutions. These integrated solutions are specifically engineered to address the complex infrastructure and mobility needs of densely populated cities worldwide.
Our commitment to redefining urban mobility has established us as a globally recognized climate technology leader. Building upon our foundational momentum, Gogoro has consistently received prestigious accolades from leading media and industry research firms. Notably, Fast Company ranked Gogoro as the #1 Most Innovative Company in Asia-Pacific and 37th globally, Fortune featured the Company on its "Change the World" list, and MIT Technology Review recognized Gogoro as a Top 15 Climate Tech Company to Watch for the second consecutive year.
We have successfully commercialized and scaled this innovative platform in our Taiwan market, proving the viability and resilience of our business model. As of December 31, 2025, our expansive infrastructure network supported over 665,000 monthly battery-

swapping subscribers and more than 2.3 million GoShare riders, who reliably refuel their ePTWs across a dense network of over 2.7 thousand battery-swapping locations.
The Gogoro Network had delivered over 800 million battery swaps to date, and Gogoro riders have ridden more than 14.7 billion kilometers as of December 2025. Additionally, via our Powered by the Gogoro Network (“PBGN”) program, we have enabled partner brands to develop and market vehicles which are compatible with out battery swapping platform, enabling more choices for consumers and giving OEM partners the opportunity to offer electric swapping solutions.
Our comprehensive battery ecosystem is built on an integrated technology platform and spans:
▪Gogoro Smart Batteries designed and optimized for swapping at Gogoro’s connected battery swapping stations;
▪Cloud-based service and battery management systems;
▪Design, engineering, and manufacturing of Gogoro-branded Smartscooter ePTWs;
▪Design, engineering, and manufacturing of advanced ePTW powertrains, smart components, OEM developer kits for vehicle partners; and
▪A full-stack operating system and consumer app with broad platform connectivity.
▪Gogoro Smart Batteries are built for longevity and second-life applications. First-generation batteries, in service for ten years, still operate in a good state of health as anticipated and are now being repurposed for second-life opportunities.
Our Swap & Go battery swapping is especially suited for densely populated and highly congested urban centers where space and time are at a premium. Our initial focus is on deploying Gogoro Network™ in population centers in Asia with the highest concentrations of PTW riders. Our swapping stations have a small footprint and are easy to deploy, making them ideal for integrating into high-traffic urban areas. In the same space it takes to charge a 4-Wheel electric vehicle, a standard Gogoro battery swapping station can deliver full power in seconds to service hundreds of ePTW vehicle riders per day.
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
Establishing Our Business Model
Over the past decade, we have successfully built and deployed our battery-swapping network in Taiwan, establishing the Gogoro ecosystem and catalyzing the region's transition to electric mobility. When we launched our first electric two-wheeler (“ePTW”) in 2015, Taiwan's market consisted almost entirely of legacy internal combustion engine (“ICE”) vehicles. Since that time, the ePTW segment has expanded significantly, capturing an average market share of 8.9% of all PTWs over the past three years. Our market leadership remains robust; in 2025, Gogoro and our “Powered by the Gogoro Network™ ” (“PBGN”) OEM partners collectively accounted for approximately 67.5% of all ePTW sales in Taiwan. As we strategically expand beyond our flagship market, we intend to integrate additional global OEM partners. This approach allows us to leverage their manufacturing agility, supply chain scale, and established retail distribution to accelerate our international market penetration. We believe our proven battery-swapping platform, proprietary enabling technologies, and strategic OEM partnerships strongly position us to capture sustained growth opportunities in global markets.
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
We have become a technology leader and created an emerging industry in Taiwan that includes more than ten vehicle makers and nearly sixty vehicle models. For the years ended December 31, 2025, 2024, and 2023, revenues in Taiwan accounted for 96%, 96% and 94%, respectively, of our total revenues. Because we own our battery swapping network in Taiwan, 100% of all recurring Swap & Go subscription revenue is paid to Gogoro by end customers, regardless of whether the customer rides a Gogoro-branded or partner OEM-branded ePTW.
Marketing Channels
Gogoro employs marketing and retail channels for selling our vehicles. Marketing efforts focus on advertisements which are used to drive both awareness of our products as well as specific promotions. Additionally, we maintain an active presence on social media, including Facebook, Line, Instagram, to quickly reach our target audience. Beyond specific point-of-sale promotions or pricing discounts, we generally do not rely on other aggressive direct sales initiatives. While customers may take advantage of bank loans, deferred credit card interest payment schedules, or other incentives, these are offered by third-party service providers and not by Gogoro directly.
Competitive Strengths
▪Large and Growing Market Opportunities. In addition to the Taiwan market, other international markets we are targeting represent a total available market of over 500 million units. In several target markets (such as Vietnam and other Southeast Asian nations), PTW penetration rates are approximately 85-90% of all registered vehicles on the road.
▪Differentiated Technology and Best-in-Class User Experience. By developing our battery swapping technology end-to-end, we have integrated a comprehensive technology solution backed by exclusive intellectual property.
▪Readiness to Scale with Attractive Recurring Revenue Model. The Swap & Go subscription component of our business is highly recurring and predictable. We estimate that in the Taiwan market, for every $1 of enabling hardware purchased, we generate approximately another $1 of Swap & Go subscription revenue over the expected ten-year life of a vehicle.
▪Management Team Experience. We have assembled a seasoned management team with deep experience in technology, consumer brands, and the automotive sector in Asia and globally. The management team is currently led by Henry Chiang and Bruce Aitken who have combined more than 40 years of extensive experiences in growing multinational businesses at various stages of development in different geographical regions. The management team is rounded out by executives with significant industry experience from companies such as Intel and Amazon, among others. Our board of directors includes seasoned executives and recognized industry leaders in their respective fields.
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

In 2025, we continued to expand our product portfolio to capture broader market segments, highlighted by the successful launch of our new EZZY and EZZY 500 models. Our PBGN partners continue to select Gogoro technology as their core electrification strategy, notably including the introduction of Yamaha’s CuxiE.
Battery Packs and GoStation®
Our Gogoro self-manufactured battery packs are manufactured based on proprietary technology and manufacturing methods, can be sold to service providers as we expand into international markets. Similarly, GoStation® can be sold directly to operators. In Taiwan, Gogoro owns and operates the Gogoro Network™.
Battery Subscription Services (Battery Swapping Service Revenue)
Once a customer has purchased a Gogoro or partner branded vehicle, they subscribe to the Gogoro Network™. The subscription can take a variety of forms — post-paid, pre-paid, bulk-buy, etc. This revenue represents a growing portion of Gogoro’s overall revenue in 2025 and 2024 and is expected to continue to grow if the number of subscribers increases.
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
Intellectual Property
Intellectual property is fundamental to Gogoro. Our commercial success depends heavily on our ability to establish, maintain and protect the intellectual property and other proprietary technology.
We rely on a combination of patent, trademark, copyright, unfair competition, and trade secret laws, alongside strict confidentiality procedures, to protect our intellectual property.
As of February 28, 2026, we held 146 issued United States patents and 755 issued foreign patents across approximately 17 countries worldwide.
We continuously assess opportunities for seeking patent protection for technologies and designs that provide a meaningful competitive advantage.
Raw Materials
Our supply chain has been cultivated and qualified over the course of the last ten years. Raw materials to complete the manufacturing of our vehicles, kits, battery packs, and GoStation® are not substantially constrained. While prices are subject to global supply and demand dynamics, we have cultivated relationships with multiple energy cell providers and currently do not anticipate material availability issues in the near term.
Taiwan Manufacturing
We have developed a factory network in Taoyuan, Taiwan to manufacture our own motors, battery packs, as well as assemble our Smartscooters. We lease factories manufacturing space with long-term leases and favorable extension options. When we began the development of our first-of-a-kind Smart Batteries and Smartscooters in Taiwan, there were no suitable manufacturing technologies or supplier solutions available, so we built our first Smart Factory, invented our own vertically integrated systems, and helped accelerate the technology shift within our supply chain. We invested in our proprietary production methods and developed best practices combining advancements from premium automotive, consumer electronics, material science, and software. The innovations we have developed in the process provide us with a strong competitive advantage by allowing us to deliver technically advanced ePTWs while keeping costs low. We can replicate our factory systems in international markets or choose to work with leading vehicle makers in international markets.

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
Smartscooter Motor Manufacturing
Today, Gogoro produces motors for several distinct powertrain platforms in our in-house motor factory. We have developed our own equipment and proprietary processes for creating our precision motors and systems to the highest tolerances while achieving volume on-demand. Our specially trained technicians go through four levels of Gogoro certification and leverage our integrated digital assistants to perfect the intricate assembly of each system and component set. The components built here are optimized for both our own branded vehicles as well as for the enabling kits for our OEM partners’ use. Each goes through rigorous testing at every stage of development from design, through production assembly and is then monitored through its lifespan. As we continue to innovate our production and software evolve to deliver even greater performance, energy efficiency, and new capabilities.
Smartscooter Assembly
Today, all of our component systems, powertrains, and vehicles are assembled, connected, and tested in our Smartscooter assembly facility. With its highly agile format and best-in-class equipment, we produce over 15 unique ePTWs models on five distinct vehicle platforms. Our highly synchronized processes can produce each vehicle with exacting precision, from chassis to activation on the network within two hours. Each screw is executed with digital precision, every wiring connection is recorded and cataloged, thus allowing instant backtracking of any future issues, speeding up maintenance, and helping fast-track further production system refinements. With every step carefully orchestrated by our MES system, our teams can easily shift from one station to the next and one process to another, across different vehicle types, ensuring maximum flexibility and consistent execution of our full portfolio of ePTWs and enabling kits.
Smart City and Second Life Batteries
Our smart batteries are designed for vehicle and a variety of second-life applications that extend the revenue-generating potential of each battery pack. We actively integrate our technology into smart city infrastructure to identify new revenue drivers. For example, we deployed Enel X’s Virtual Power Plant (“VPP”) capability at approximately 1,000 GoStation locations across Taiwan, marking the first global deployment of this technology using a distributed portable battery network. The VPP enables the Gogoro network to pause grid usage or return energy to the grid, a capability that successfully provided critical grid stabilization during the major Taiwan earthquake in April 2024. Additionally, our batteries currently support approximately 1,000 smart parking meters in Taiwan and provide backup power solutions for 200 of Taipei's busiest intersections.
Seasonality
As a seller of ePTWs, we are impacted seasonally, primarily by weather. During winter or colder months, sales of vehicles tend to slow while during warmer months, sales increase. This phenomenon is further compounded by the number of events that are hosted during warmer months— summer holiday sales, back to school sales, etc. Historically, in our Taiwan market, seasonality has resulted in a scenario where approximately 40%-45% of our vehicle unit sales and revenues are derived from the first half of each year (January through March being colder months) versus 55%-60% of our unit sales and revenues coming in the second half of the year.
Source of Revenue and International Expansion
We are the leading ePTW brand in Taiwan. In addition to selling electric vehicles and ePTW technology, we also build, operate, and manage a footprint of over 2.7 thousand GoStation® locations across Taiwan.
Our competition includes other PTW vehicle manufacturers of electric two-wheel vehicles and high fuel economy gasoline powered vehicles. In the electric two-wheeler space, we often partner with other manufacturers to provide the technology to build “swap-capable” ePTWs PBGN, thereby directly participating in the success of our partners’ branded sales. In 2025, Gogoro’s branded sales in combination with our PBGN partnerships represented approximately 67.5% of all ePTW sales in Taiwan.
We continue to strengthen our market presence in Taiwan. At the same time, we are expanding our international reach. In South Korea, our collaboration with PBGN partners have successfully developed a localized operational model, showcasing how strategic partnerships drive market success. Additionally, our partnership with Castrol leverages Gogoro’s cutting-edge technology alongside Castrol’s extensive global expertise and leadership.
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
Over the past three years, approximately 95% of our revenue has been generated in Taiwan, and we expect a similar proportion in 2026.
Government Regulations
We operate in an industry subject to environmental, safety and other regulations in the jurisdictions in which we operate. These regulations primarily relate to electric vehicles, battery systems, and related infrastructure, and are administered by relevant national and local regulatory authorities such as the Ministry of Economic Affairs, including environmental protection and transportation agencies. While we do not directly hold licenses for battery disposal, we engage certified third-party contractors that are licensed to handle the treatment and disposal of lithium batteries in accordance with applicable regulations. In addition, we maintain internal safety protocols governing the charging and storage of batteries, including controls over temperature and humidity, consistent with industry standards and applicable safety requirements. Our ability to execute our business strategy may be affected by changes in the regulatory environment across our target markets, particularly as regulations relating to electric mobility and battery technologies continue to evolve.
C. Organizational Structure
The following table illustrates our current corporate structure, which includes our significant subsidiaries and certain significant branches of our subsidiaries as of the date of this annual report:
Below is a description of our operating entities.

			% of Ownership
			December 31
Investor	Investee	Principal Activities	2025	2024
Gogoro Inc.	Gogoro Taiwan Limited	Manufacture and research and development of electric scooters and bikes	100.00	100.00
	Gogoro Network	Provision of energy services to consumers using battery swapping system	100.00	100.00
	Gogoro Network Pte. Ltd.	Holding company	100.00	100.00
	GoShare Pte. Ltd. (iii)	Holding company	100.00	100.00
	Gogoro Network Infrastructure Pte. Ltd. (Note ii)	Holding company	—	100.00
	GoShare Taiwan Limited (Note iii)	Provision of electric scooters free float sharing services	100.00	—
Gogoro Taiwan Limited	Gogoro Taiwan Sales and Services Limited	Sale of electric scooters and related products and provision of after-sale services	100.00	100.00
	GoPocket Taiwan Limited	Issuance of reward points	100.00	100.00
	Gogoro Singapore Holding Pte. Ltd.	Holding company	100.00	100.00
GoShare Pte. Ltd.	GoShare Taiwan Limited (Note iii)	Provision of electric scooters free float sharing services	—	100.00
Gogoro Network Pte. Ltd.	Gogoro B.V. (Note i)	Holding company	100.00	100.00
	Gogoro Network B.V.	Holding company	100.00	100.00
	Gogoro India Private Limited	Manufacture and sale of electric scooters and related products and provision of after-sale services	100.00	100.00
Gogoro Singapore Holding Pte. Ltd.	Gogoro Europe Sales and Services B.V. (Note i)	Sale of electric scooters and related products	100.00	100.00
	Rui Yi Trading (Shanghai) Limited (Note i)	Holding company	100.00	100.00
i.The board of directors have approved to dissolve the entity in 2024.
ii.Gogoro Network Infrastructure Pte. Ltd. has been dissolved in 2025.

iii.GoShare Pte. Ltd. is no longer the sole shareholder of GoShare Taiwan Limited; Gogoro Inc. has assumed full ownership in 2025.
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
Our headquarters are located in our largest, primary location in Taoyuan, Taiwan where we maintain approximately 27,500 m2 housing our offices, labs, vehicle manufacturing, and logistics. Additional nearby facilities house our battery pack manufacturing in an approximately 16,500 m2 facility where we manage the entire end-to-end production, assembly, and packaging of our Smart Batteries. We have a manufacturing facility and office space with approximately 7,700 m2 in Pune, India.
Our corporate offices are located in central Taipei, Taiwan, where we occupy approximately 5,365 m2 of office space to support our business unit management, corporate services, software, design, and marketing. Leases on each location are secured on multi-year contracts with favorable terms for long-term extensions.
Our facilities are each purpose-built for their specialized production processes, and closely located to streamline logistics and optimize for efficiency and risk management. Each facility is designed with a highly agile and reconfigurable operational model to support continued expansion and increased capacity. In addition to our Taoyuan facility, we lease warehouses in various locations in Taiwan and pilot cities in Asia which are primarily used for storage and production logistic hubs. Our space resources, along with the support of the significant manufacturing capacity of our large scale regional OEM partners, were sufficient to support our needs in 2026.
We intend to add new facilities or expand our existing facilities as we add employees and expand our operations in Taiwan and internationally. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.
We now have over 1.3 million batteries and more than 2.7 thousand GoStation® locations in Taiwan that provide battery swapping services and other Smart Energy solutions. We had $360.9 million worth of battery packs and $27.1 million worth of production equipment and GoStations in our property, plant and equipment as of December 31, 2025. Based on our deployment plan for the next 12 months, we classified about $20.0 million of undeployed battery packs and related battery cells as construction in progress in property, plant and equipment from inventories on December 31, 2025. In 2024, and to a lesser extent in 2025, we recorded non-cash impairment charges, primarily associated with adjustments to the carrying values of certain machinery equipment in China and India which is currently underutilized. See information also in “Item 18. Financial Statements—Note 9 Property, Plant and Equipment.” Gogoro Smart Batteries and GoStations are core to our business in realizing the growth of the Gogoro Network. Our growth and success are highly dependent upon the continuing rapid adoption of and demand for ePTWs and battery swapping services. We and our partners will continue to invest in these core properties to support our growth strategy. We completed our voluntary upgrades to battery packs from fourth quarter of 2023 through 2025, with the initiative concluded at the end of 2025. These upgrades are expected to enhance battery capacity and extend the remaining useful life of the battery packs.
As we invest in our Taiwan and international expansions, we expect our capital expenditure to remain at approximately historical levels for the next few years. Our capital expenditures are mainly related to build up and support of our battery swapping solutions as we expand our Gogoro Network’s ecosystem. We plan to invest more than $60 million in capital expenditure that is related to making new battery packs and battery stations in 2026.
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
A. Operating Results
Overview
In 2025, we executed a strategic shift to simplify our operations, enforce operational discipline, and drive structural profitability. Throughout the year, management implemented a comprehensive restructuring initiative to optimize production planning, significantly reduce inventory levels, and tightly manage operating expenses. As a direct result of these measures and a favorable shift toward our higher-margin subscription services, our financial profile has improved. Our full-year gross margin increased to 8.2% from 2.6% in the previous year. Overall, we recorded a narrowed net loss of $80.0 million for the year ended December 31, 2025. Additionally, we generated $35.9 million in operating cash flow for the year ended December 31, 2025, representing a more than threefold increase year-over-year.
Our battery-swapping service revenue continued to demonstrate resilience, increasing by 8.1% year-over-year to $149.0 million in 2025. This growth was primarily attributable to the high retention rate of our subscriber base, which reached 665 thousand subscribers by year-end. Our hardware sales revenue in 2025 faced headwinds. These declines were primarily driven by a broader macroeconomic softening of the overall Taiwanese two-wheeler market, coupled with strategic delays in specific product launches as we realigned our portfolio. Despite these volume challenges, our newly introduced EZZY family emerged as the best-selling electric scooter segment of the year, recording over 8,700 units in cumulative sales.
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

Results of Operations
Gogoro’s results of operations for the years ended December 31, 2025, 2024 and 2023 are presented below (U.S. dollars in thousands except for %):

	For the Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change
	2025	2024	2023	$	%	$	%
Operating revenues	$281,480	$310,641	$349,846	(29,161)	(9.4)%	(39,205)	(11.2)%
Cost of revenues	258,322	302,711	298,907	(44,389)	(14.7)%	3,804	1.3%
Gross profit	23,158	7,930	50,939	15,228	192.0%	(43,009)	(84.4)%
Operating expenses:
Sales and marketing	32,388	44,064	50,976	(11,676)	(26.5)%	(6,912)	(13.6)%
General and administrative	28,031	31,862	44,440	(3,831)	(12.0)%	(12,578)	(28.3)%
Research and development	25,398	34,942	40,867	(9,544)	(27.3)%	(5,925)	(14.5)%
Other operating expenses	10,604	38,681	3,029	(28,077)	(72.6)%	35,652	1177.0%
Total operating expenses	96,421	149,549	139,312	(53,128)	(35.5)%	10,237	7.3%
Operating loss	(73,263)	(141,619)	(88,373)	68,356	(48.3)%	(53,246)	60.3%
Non-operating incomes and expenses:
Finance costs	(14,643)	(14,135)	(11,925)	(508)	3.6%	(2,210)	18.5%
Finance income	1,855	3,183	2,946	(1,328)	(41.7)%	237	8.0%
Other income	6,654	7,157	7,371	(503)	(7.0)%	(214)	(2.9)%
Other losses, net	(1,640)	(1,428)	(953)	(212)	14.8%	(475)	49.8%
Gains on financial liabilities at fair value through profit or loss	2,390	28,178	16,117	(25,788)	(91.5)%	12,061	74.8%
Share of loss of investments accounted for using equity method	(1,322)	(4,090)	(1,221)	2,768	(67.7)%	(2,869)	235.0%
Total non-operating income and expenses	(6,706)	18,865	12,335	(25,571)	(135.5)%	6,530	52.9%
Loss before income tax	(79,969)	(122,754)	(76,038)	42,785	(34.9)%	(46,716)	61.4%
Income tax expense	—	—	—	—	—	—	—
Net loss	$(79,969)	$(122,754)	$(76,038)	42,785	(34.9)%	(46,716)	61.4%

	For the Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change
Operating revenues:	2025	2024	2023	$	%	$	%
Sales of hardware and others	$132,473	$172,750	$218,061	(40,277)	(23.3)%	(45,311)	(20.8)%
Battery swapping service	149,007	137,891	131,785	11,116	8.1%	6,106	4.6%
Operating revenues	$281,480	$310,641	$349,846	(29,161)	(9.4)%	(39,205)	(11.2)%

	For the Year Ended December 31,			2025 vs. 2024 Change		2024 vs. 2023 Change
Share-based compensation:	2025	2024	2023	$	%	$	%
Cost of revenues	$232	$1,362	$2,235	(1,130)	(83.0)%	(873)	(39.1)%
Sales and marketing	378	1,566	3,730	(1,188)	(75.9)%	(2,164)	(58.0)%
General and administrative	973	4,309	12,320	(3,336)	(77.4)%	(8,011)	(65.0)%
Research and development	727	4,407	8,039	(3,680)	(83.5)%	(3,632)	(45.2)%
Total	$2,310	$11,644	$26,324	(9,334)	(80.2)%	(14,680)	(55.8)%
Comparison of Year Ended December 31, 2025 to Year Ended December 31, 2024
Operating Revenues
Our operating revenues consist of two primary revenue streams:
▪“Sales of hardware and other revenue” includes revenues related to sales of electric scooters and related parts, sales of related service revenue, leasing revenue (GoShare℠ business), and
▪“Battery swapping service revenue” includes revenues related to battery swapping and energy services.
Total revenue decreased by $29.2 million, or 9.4%, from $310.6 million for the year ended December 31, 2024 to $281.5 million for the year ended December 31, 2025. This decline was primarily attributed to a decrease in sales of hardware and other revenues. This decrease was partially offset by an increase in battery swapping service revenue.

Sales of hardware and other revenues decreased by $40.3 million, or 23.3%, from $172.8 million for the year ended December 31, 2024 to $132.5 million for the year ended December 31, 2025. The year-over-year decline in hardware and other revenues was driven by a 46.3% drop in vehicle sales, reflecting a slowdown in Taiwan’s scooter market despite broader economic growth fueled by the semiconductor and electronics sectors. The decline was further impacted by inflationary pressures, weak consumer confidence, and modest wage growth in non-tech service sectors. Overall, the scooter market—including both gasoline and electric scooters—contracted 5.9%, marking the lowest annual volume since 2016. In addition to these market-wide factors, our sales were further impacted by the later-than-planned launch of the EZZY, which limited product availability during key selling periods. This decrease was partially offset by (i) an increase in ASP driven by a favorable product mix shift, as new models launched in the second half of the year featured a higher price point compared to the entry-level products in the prior year; and (ii) an increase in revenue from the sale of components and accessories to PBGN partners.
Battery swapping service revenue increased by $11.1 million, or 8.1%, from $137.9 million for the year ended December 31, 2024 to $149.0 million for the year ended December 31, 2025. Total subscribers at the end of the year exceeded 665,000, representing an increase of 4.0% from 640,000 subscribers at the conclusion of the previous year. The year-over-year increase in battery swapping service revenue was primarily driven by the expansion of our subscriber base and sustained high customer retention. This growth reflects the scalability of our subscription model, which generates predictable, recurring revenue while concurrently enhancing network utilization and operating efficiency. We expect that if our customer base scales, these factors collectively reinforce the long-term economics and profitability of our battery swapping platform.
Cost of Revenues and Gross Margin
Costs of revenues decreased by $44.4 million, or 14.7%, from $302.7 million for the year ended December 31, 2024 to $258.3 million for the year ended December 31, 2025. This decrease was primarily driven by a combination of factors: (i) volume-related reduction: a significant reduction in the total cost of revenues attributable to lower sales volume of scooters, (ii) operational and one-time savings: a $6.7 million reduction in inventory write-downs through optimized inventory management, a $2.4 million decrease in battery upgrade initiatives as the program reached completion, a $1.1 million reduction in share-based compensation, and the absence of a $1.7 million one-time cost from the 2024 voluntary customer care program, (iii) efficiency gains: lower depreciation costs across the battery pack base due to increased network efficiency and extended battery lifespan, and (iv) costs at overseas entities decreased, attributable to the our organizational restructuring in the fourth quarter ended December 31, 2024. These cost decreases were partially offset by higher excess capacity costs, as the fixed manufacturing overhead was spread over a lower sales volume.
Gross margins in both year 2025 and 2024 were materially impacted by costs from our battery upgrade initiatives, business realignment, and other one-time items. Following these strategic actions and streamlined operations, gross margins began to recover in 2025. Gross margin increased from 2.6% to 8.2% in the year ended December 31, 2025, as compared to the year ended December 31, 2024. This increase in gross margin, despite lower sales volumes, was driven by several factors: (i) favorable pricing and mix: a higher average selling Price (ASP) compared to 2024, which offset the impact of reduced scale, (ii) revenue recognition recovery: the increase was driven in part by the non-recurrence of a $1.7 million voluntary one-time rebate recorded as contra-revenue in the prior year, which reduced net revenue and gross margin in prior year, (iii) completion of major battery upgrade program: margin pressure significantly eased as battery upgrade initiatives approached completion, leading to a more normalized and efficient cost structure, and (iv) structural cost improvements: the combination of reduced inventory write-downs and leaner overseas operations (after our organizational restructuring in the fourth quarter ended December 31, 2024) provided a stronger foundation for margin recovery.
In the past two years, we have been undertaking a program to carry out one-time, voluntary upgrades on certain battery packs which were completed in the fourth quarter of 2025. These upgrades provide multiple benefits, including more efficient deployment of our resources than replacing battery packs, increasing lifetime capacity of each battery pack (including extending its second mobility use-case useful life), and solidifying the extra lifetime capacity of each battery pack to validate our second-life thesis. These upgrades are expected to create economic benefits in the long run but led to a short-term reduction in our gross margin.
Sales and Marketing
Sales and marketing expenses decreased by $11.7 million, or 26.5%, from $44.1 million for the year ended December 31, 2024 to $32.4 million for the year ended December 31, 2025. This decrease was primarily driven by (i) a $1.2 million reduction in share-based compensation (SBC) expense, reflecting a lower fair value of awards granted and a decrease in the number of recipients, combined with a $4.5 million decrease in employee benefits (excluding SBC) attributable to the realignment of our organizational structure, (ii) a $2.8 million decrease in marketing expenses, reflecting lower spending on retail campaigns, product launches, and channel-specific promotions, (iii) a $1.0 million reduction in service expenses related to contracted labor and customer service center operations, and (iv) a $2.0 million saving in retail operational expenses—including logistical overheads, administrative costs, and depreciation—resulting from the strategic downsizing of our retail network. These reductions were partially offset by an increase in impairment losses on accounts receivable.
General and Administrative
General and administrative expenses decreased by $3.8 million, or 12.0%, from $31.9 million for the year ended December 31, 2024, to $28.0 million for the year ended December 31, 2025. This decrease was primarily driven by a $3.3 million decrease in share-based compensation (SBC) expense reflecting a lower fair value of awards granted and a decrease in the number of recipients, combined with a $0.3 million decrease in employee benefits (excluding SBC) attributable to the realignment of our organizational structure. Other than the aforementioned factors, general and administrative expenses remained relatively stable, supported by enhanced expense controls that led to lower payroll and other headcount-related expenses.
Research and Development
Research and development expenses decreased by $9.5 million, or 27.3%, from $34.9 million for the year ended December 31, 2024, to $25.4 million for the year ended December 31, 2025. This decrease was primarily driven by a (i) $3.7 million decrease in share-based compensation (“SBC”) expense due to the accelerated vesting and front-loaded expense recognition of certain awards in prior periods, combined with a $4.4 million decrease in employee benefits (excluding SBC) attributable to the realignment of our organizational structure, and (ii) a $1.5 million decrease in product development expenses, reflecting lower samples, materials, testing, and service spending as the vehicle business streamlined its product portfolio and platform, enabling a greater focus on key development programs. Aside from these factors, our investment in research and development expenses remained relatively stable to support our expanding product roadmap and to remain ahead in technologies, such as our proprietary batteries for swapping.
Other Operating Expenses
Other operating expenses for the year ended December 31, 2025 primarily consist of $4.4 million loss on the disposal of property, plants and equipment, $5.8 million in non-cash impairment charges, primarily related to carrying values adjustments for underutilized machinery, equipment and other assets, and $0.3 million in other losses.
Other Income
Other income decreased by $0.5 million, or 7.0%, from $7.2 million for the year ended December 31, 2024, to $6.7 million for the year ended December 31, 2025. This decrease was primarily driven by lower government grant income related to our battery-swapping energy services.
Other Losses, net
Other losses, net increased by $0.2 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. The unfavorable change primarily reflects higher foreign currency exchange losses, partially offset by a one-time write-off of irrecoverable China VAT recorded in 2024.
Gains on financial liabilities at fair value through profit or loss
Gains on financial liabilities at FVTPL decreased by $25.8 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This unfavorable change was primarily driven by fair value adjustments to financial liabilities associated with outstanding earnout shares, earn-in shares, and warrants. These valuations were significantly influenced by fluctuations in Gogoro’s stock price relative to the corresponding periods in the prior year.
Share of loss of investments accounted for using equity method
Share of loss of investments accounted for using equity method decreased by $2.8 million for the year ended December 31, 2025, compared to the year ended December 31, 2024. This favorable change was primarily driven by a reduction in losses incurred from our overseas long-term equity investments.
Finance Costs
Finance costs increased by $0.5 million, or 3.6%, from $14.1 million in 2024, to $14.6 million for the year ended December 31, 2025. This increase was primarily due to the higher principal balance of borrowings and higher borrowing interest rates in 2025.
Finance income
Finance income decreased by $1.3 million, or 41.7%, from $3.2 million for the year ended December 31, 2024, to $1.9 million for the year ended December 31, 2025. This decrease was primarily driven by lower average time deposits balances and a decline in market interest rates in 2025.
Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023
For a discussion of our results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023” of our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025.

Cybersecurity Costs and Operational Impact
We incur ongoing costs related to cybersecurity in connection with operating our connected battery swapping network, smart vehicles and digital platforms. These costs primarily relate to investments in information security infrastructure, monitoring and detection tools, third-party security services, and personnel dedicated to protecting our systems, data and intellectual property. To date, we have not experienced a cybersecurity incident that has had a material impact on our results of operations, financial condition or reportable segments. However, a significant cybersecurity incident could result in additional costs related to investigation, containment, remediation and system restoration, and could disrupt certain aspects of our operations.
B. Liquidity and Capital Resources
For the year ended 2025, we generated operating cash inflows of $35.9 million, compared with $9.9 million last year, primarily reflecting cost reductions from our organizational restructuring in the fourth quarter ended December 31, 2024, improved operational efficiency, and stronger supply chain and inventory management resulting from robust operational performance. As of December 31, 2025, we held cash and cash equivalents of $70.6 million, which included cash on hand, checking accounts and demand deposits, and time deposits. We had current assets of $130.9 million and current liabilities of $171.9 million as of December 31, 2025. We incurred a net loss of $80.0 million and a net loss of $122.8 million for the year ended December 31, 2025 and 2024, respectively. We anticipate that we will continue to incur net losses in the short term as we continue to execute our growth strategy. Since inception, we have financed our operations through our sales, a syndicated loan and revolving credit facilities with banks or financial institutions, other borrowings and debt capital, and contributions from shareholders. On September 16, 2025, a director of Gogoro provided an undertaking to secure NT$2.5 billion (approximately $80 million) of equity investments in the Company by the end of 2026 to further enhance our liquidity and strengthen our financial position. In March 2026, we closed a $16.7 million equity investment with Gold Sino as the first equity investment secured by the director, pursuant to the NT$2.5 billion undertaking he provided to the Company’s lenders. We believe these resources would provide sufficient funding to support our near-term business growth objectives.

Syndicated Credit Facility Agreement

Gogoro Network, Taiwan Branch signed a syndicated loan agreement with Mega International Commercial Bank Co., Ltd. (the “Mega Bank”), the mandated lead arranger, and other banks or financial institutions as participants in August 2016. Such syndicated loan agreement was renewed in March 2019 with a five-year term loan credit facility of NT$7,200 million or approximately US$219.6 million. Such syndicated loan agreement was further renewed in September 2022 with a five-year term loan credit facility of NT$10,700 million or approximately US$326.4 million (the “2022 Syndicated Loan”).

On March 4, 2026, we entered into a second supplemental agreement with Mega Bank to amend the syndicated credit facility. The amendment primarily removes or relaxes certain undertakings and financial covenants and modifies certain information reporting requirements under the facility, among others. In connection with the amendment, Mr. Yin Chung Yao, a director of the Company, provided the undertaking to the lenders, pursuant to which Mr. Yin committed to procuring equity investments in the Company with an aggregate investment amount of NT$2,500 million by December 31, 2026, and the Company provided a separate undertaking to confirm that no less than NT$1,500 million of such equity investment amount will be injected into Gogoro Network, Taiwan Branch.

Credit Facility

On March 26, 2025, Gogoro Network, Taiwan Branch entered into a loan facility agreement with a financial institution which provides Gogoro Network, Taiwan Branch with a loan facility in the amount of NT$2.0 billion or approximately US$61.5 million (the “Loan”). The purpose of the Loan is to support Gogoro Network, Taiwan Branch’s working capital needs, including but not limited to repaying loans from financial institutions, funding capital expenditures and strengthening medium-term operational working capital. The loan has a three-year term and bears interest at a rate equal to the three-month Taipei Interbank Offered Rate plus 1.6%, subject to potential downward adjustments based on Gogoro’s profitability. Gogoro Inc. serves as the guarantor, and the loan was fully drawn down in 2025.

Transactions with Gold Sino

On May 31, 2024, we entered into a share and warrant purchase agreement (including schedules and exhibits attached thereto, the “Purchase Agreement”) with Gold Sino, one of our principal shareholders, pursuant to which we agreed to issue and sell to Gold Sino, and Gold Sino agreed to subscribe for and purchase from us, through a private placement, (i) 32,516,095 (pre 1-for-20 Share Consolidation) Gogoro Ordinary Shares (the “Gold Sino Subscribed Shares”), for an aggregate purchase price of US$50 million, reflecting a per share purchase price of approximately US$1.5377 (pre 1-for-20 Share Consolidation) and (ii) a warrant to purchase 10,838,698 (pre 1-for-20 Share Consolidation) Gogoro Ordinary Shares at US$1.6915 (pre 1-for-20 Share Consolidation) per share (subject to certain adjustments as set forth therein) (the “Warrant”). The Warrant is immediately exercisable upon issuance and will expire upon the earlier of the fifth anniversary of the issuance date or the consummation of certain fundamental transactions of Gogoro. We have also granted Gold Sino certain registration rights with respect to the registration of the Gold Sino Subscribed Shares and the Gogoro Ordinary Shares issuable upon exercise of the Warrant under the Securities Act. The transaction was closed in June 2024.

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

The Company entered into a Share Purchase Agreement (the “SPA”) with Gold Sino on March 11, 2026, the Company’s largest shareholder that holds 31.4% of the Company’s total outstanding shares, pursuant to which Gold Sino agreed to make a new equity investment (the “New Equity Investment”) in the amount of approximately $16.7 million in the Company. The SPA was approved by the audit committee and board of directors of the Company. The New Equity Investment is the first equity investment secured by Mr. Yin Chung Yao, a director of the Company and an affiliate of Gold Sino, pursuant to the undertaking he provided to the Company’s lenders led by Mega Bank as announced by the Company on September 16, 2025. Pursuant to the SPA, the New Equity Investment will comprise of 5,300,000 newly issued ordinary shares, par value $0.002 per share, of the Company’s ordinary shares to be subscribed by Gold Sino for a total subscription price of $16,695,000, reflecting a per share subscription price of $3.15, which is a ten percent discount to the 30-day Variable Weighted Average price as of March 6, 2026. Upon completion of the New Equity Investment, Gold Sino holds 49% of the Company’s total outstanding shares.

Transactions with Castrol Holdings

On June 24, 2024, we entered into a subscription agreement with Castrol Holdings, pursuant to which we issued and sold 16,887,328 Gogoro Ordinary Shares (pre 1-for-20 Share Consolidation) to Castrol Holdings for an aggregate purchase price of US$25 million, or approximately US$1.4804 per share (pre 1-for-20 Share Consolidation). Concurrently, we entered into a letter agreement and a registration rights agreement with Castrol Holdings. The letter agreement granted Castrol certain put option rights to require Gogoro to repurchase its subscribed shares under specified conditions, providing downside protection on its investment. It also initially contemplated the issuance of a US$25 million convertible note under a convertible note purchase agreement, which was subsequently waived under the February 17, 2025 amended and restated agreements.

On February 17, 2025, Gogoro and Castrol Holdings entered into a joint venture agreement to establish a strategic partnership in Vietnam to distribute certain electric two-wheelers and provide battery swapping services using Gogoro’s technology. The joint venture, Castrol Gogoro Mobility Joint Stock Company, was incorporated in August 2025, with Gogoro holding a 50% equity interest through its subsidiary and Castrol holding the remaining 50%. Pursuant to the joint venture agreement, each party committed to contribute an initial amount equivalent to $1.0 million, with additional closing funding of up to $4.0 million per party based on the venture’s capital requirements. The parties may also agree to provide further funding of up to an aggregate of $30.0 million over the first three years following closing. In September 2025, Gogoro contributed $1.0 million to the joint venture.
In connection with the joint venture agreement, the parties entered into amended and restated agreements, including an amended and restated letter agreement and registration rights agreement, which revised the terms of the put option arrangement. Under the amended terms, if certain conditions are not satisfied by December 31, 2025, Castrol has the right, during the twelve-month period following such date, to require Gogoro to repurchase all or a portion of the subscribed shares at the original purchase price. In addition, through December 31, 2026, Castrol may require Gogoro to repurchase such shares upon the occurrence of specified events, including a change of control, an uncured material breach, or a delisting event.

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
Cash Flows Summary
Presented below is a summary of our operating, investing, and financing cash flows (U.S. dollars in thousands):

	For the years ended December 31,
	2025	2024	2023
Net cash generated from operating activities	$35,897	$9,850	$59,095
Net cash used in investing activities	(59,960)	(128,725)	(136,626)
Net cash (used in) generated from financing activities	(23,037)	33,814	15,151
Effects of exchange rate changes on cash and cash equivalents	526	28,324	165
Net decrease in cash and cash equivalents	$(46,574)	$(56,737)	$(62,215)

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
During the year ended December 31, 2025, net cash generated from operating activities was $35.9 million. The primary factors affecting operating cash flows during this period were a net loss of $80.0 million, adjusted by non-cash charges totaling $127.4 million. These non-cash charges mainly consist of depreciation and amortization expenses of $91.0 million, impairment loss of $5.8 million, loss on disposals of property, plant and equipment of $17.6 million, and share-based compensation of $2.3 million. Additionally, there was an unfavorable change in net operating assets and liabilities of $1.0 million, primarily driven by a decrease in notes payable and trade payable, and a decrease in contract liabilities. The net cash generated from operating activities also reflected the payment of interest totaling $14.3 million.
Investing Activities
Cash used in investing activities primarily relate to capital expenditures for batteries in support of energy usage and battery swapping, manufacturing equipment and machinery, tooling equipment, and leasehold improvements as we continue to invest in our business infrastructure and scale our manufacturing operations.
For the year ended December 31, 2025, net cash used in investing activities was $60.0 million. This is primarily driven by capital expenditures on fixed assets, mainly consisting of batteries and machinery equipment, to support our battery-swapping energy services. This outflow was partially offset by a decrease in restricted deposits.
Financing Activities
Cash inflows from financing activities primarily stem from proceeds from the increase of bank loans, while being offset by cash outflows from the repayment of bank loans and issuance of ordinary shares.
For the year ended December 31, 2025, net cash used in financing activities was $23.0 million. This was primarily attributable to $86.4 million in repayments of long-term borrowings, $10.4 million in short-term debt repayments, and $13.3 million in principal lease payments. These were partially offset by proceeds of $65.9 million and $21.2 million from long-term and short-term borrowings, respectively.
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
As of December 31, 2025, we had outstanding $456.0 million in aggregate principal amount of indebtedness, of which $151.9 million is scheduled to become due in the succeeding 12 months, where includes $58.5 million of non-interest bearing liabilities, $83.4 million of bank loans, and $10.0 million of lease liabilities. For the rest of outstanding indebtedness, we have $303.9 million scheduled to become due in the future one to five years, and other $0.2 million scheduled to become due in more than 5 years.
Dividends
Within the organization, investor cash inflows have all been received by Gogoro Inc., the parent Cayman entity. Cash to fund our operations is transferred from: (i) the Cayman parent to its operating companies through capital contributions; and (ii) operating companies to other operating companies through capital contributions.
As a holding company, Gogoro Inc. may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. If any of our subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Gogoro Inc. For the years ended December 31, 2025 and 2024, neither Gogoro Inc. nor any of its subsidiaries paid dividends or made distributions.
We incurred a net loss in fiscal year 2025 and we do not expect to distribute earnings in the near future. Going forward, we intend to continue to invest the profit generated from our business operations in new markets or business lines.

C. Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2025 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
Estimated Useful Lives of Property, Plant and Equipment
The costs of property, plant and equipment are charged as depreciation expense over the estimated useful lives of the respective assets using the straight-line method. At each reporting date, the Company evaluates whether there are indicators that property, plant and equipment may be impaired. If such indicators exist, the recoverable amount of the asset or its cash-generating unit (“CGU”) is estimated as the higher of fair value less costs of disposal and value in use. An impairment loss is recognized if the carrying amount exceeds the recoverable amount. Reversals of previously recognized impairment losses are recorded only to the extent that the revised carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized. See more information in “Item 18. Financial Statements—Note 9 Property, Plant and Equipment” for information in relation to estimated useful lives of property, plant and equipment.
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
Provisions for Product Warranty
We accrue a warranty reserve for the electric scooters sold, which includes our best estimate of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters. These estimates are inherently uncertain due to our relatively short history of sales, and changes to our historical or projected warranty experience may cause material changes to the warranty reserve in the future. Warranty expense is recorded as a component of cost of revenue in the consolidated statements of comprehensive income. See “Item 18. Financial Statements—Note 15 Provisions” for information in relation to provisions for product warranty.
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information concerning our current directors and executive officers as of the date of this report:

Name	Age	Position(s)
Henry Chiang	33	Chief Executive Officer
Bruce Aitken	56	Chief Financial Officer
Tamon Tseng	67	Chairman of the Board and Director
Hui-Ming "HM" Cheng(1)	71	Director
Chung-Yao Yin(2)	42	Director
Karen Yifen Chang(3)	62	Director
________________________________________
(1)Chairman of the Audit Committee and the Compensation Committee, and member of the Nominating & Corporate Governance Committee
(2)Chairman of the Nominating & Corporate Governance Committee
(3)Member of the Audit Committee, the Compensation Committee, and the Nominating & Corporate Governance Committee
Executive Officers
Henry Chiang has served as our Chief Executive Officer since September 16, 2025 and as our interim Chief Executive Officer since September 13, 2024. Henry Chiang leads the Company's business strategy, sales, operations, and future planning. He has a proven track record of successfully accelerating digital innovation and industrial transformation. Prior to this role, Mr. Chiang served as the General Manager of Gogoro Taiwan. He has spearheaded the integration of everyday consumer shopping behavior, rewards programs, and urban mobility through the innovative Gogoro Rewards service. He has also enhanced Gogoro’s customer service for over 640,000 riders, expanding the company's reach across Taiwan through Gogoro Quick Stores, and introducing the Gogoro Urban Concept Store, which combines local culture with sustainable design.
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
Non-executive Directors
Tamon Tseng joined as Gogoro's director and Chairman of the Board in September of 2024. His wealth of experience and leadership across multiple prestigious organizations brought valuable insights and guidance to Gogoro's strategic direction. Mr. Tseng also currently serves as the Chairman of Ruen Chen Investment Holding Co., Ltd. and holds directorships at Nanshan Life Insurance Co., Ltd., Shen Chen Investment Co., Ltd., OBI Pharma Co., Ltd, TaiMed Biologics Co., Ltd. and Tanvex Biologics Inc. Mr. Tseng also has served served as the General Counsel of Ruentex Group many years.
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
Mr. Yin has served on the board of directors of Ruen Tai Shing Co., Ltd. and Ying Jia Investment Co., Ltd. since June 2022, Obigen Pharma, Inc. since April 2021, Nan Shan Life Charity Foundation since January 2020, Yi Tai Investment Co., Ltd., Ren Ying Enterprise Co., Ltd., Chang Chun Investment Co., Ltd., Sheng Cheng Investment Co., Ltd., Ruentex Leasing Co., Ltd., Ruen Hua Dyeing & Weaving Co., Ltd. and Jing Hong Investment Co., Ltd since June 2018, Nan Shan General Insurance Company, Ltd. since September 2016, Ruentex Development Co., Ltd. since July 2016, Ruen Chen Investment Holding Co., Ltd. and Ruentex Industries Co., Ltd. since June 2016, Ruentex Materials Co., Ltd. and Ruentex Engineering & Construction Co., Ltd. since May 2016, Ruentex Xu-Zhan Development co., Ltd. since April 2016, Peng-Lin Investment Limited since July 2013, the Tang Prize Foundation since 2012, the Yin Shu-Tien Medical Foundation and the Mr. Hsun-Ruo YIN Educational Foundation since 2006. Mr. Yin holds a Doctor of Philosophy in Oriental Studies from the University of Oxford.
We believe Mr. Yin is qualified to serve on our board of directors based on his experience in business management and operations.
Karen Yifen Chang has served on our board of directors since May 2025. Ms. Chang has served as the chief executive officer of Jack Wolfskin Trading (Shanghai) Co., Ltd., a leading international outdoor brand, from August 2017 to March 2022, after being a non-executive director for two years. She was the chief executive officer of Natural Beauty Bio-Technology Limited (HKEX: 157), a leading skincare product company, and the chief financial officer, chief executive officer, and executive director of Pou Sheng International (Holdings) Limited (HKEX: 3813), the leading sports retailer in the Greater China, successively from October 2007 to December 2015. In addition, Ms. Chang has many years of management consultancy and investment banking experiences from working at KPMG in Washington DC and Los Angeles in the United States as well as Jardine Fleming, Merrill Lynch and Credit Suisse in Shanghai and Hong Kong successively from 1992 to 2006. Ms. Chang has been an independent non-executive director of Sun Art Retail Group Limited (HKEX: 6808) since June 2011 and Uni-President China Holdings Ltd. (HKEX: 220) since May 2025. Ms. Chang received a bachelor’s degree in Arts in English Literature from Fu-Jen Catholic University in Taiwan in 1986 and a Master of Business Administration degree from the George Washington University in Washington D.C. in the United States in 1988.
We believe Ms. Chang is qualified to serve on our board of directors based on her experience as a finance executive, business management and operations.
Family Relationships
There are no familial relationships among our directors and executive officers.
B. Compensation of Directors and Executive Officers
Aggregate Compensation of Our Executive Officers and Directors
In 2025, we paid and accrued aggregate salaries and benefits (excluding share-based awards) of approximately $1.2 million, no share-based awards were granted.
For information regarding share-based awards granted to our directors and executive officers, see “— Equity Incentive Plans” below.
Equity Incentive Plans
2022 Equity Incentive Plan
Our board of directors approved our 2022 Equity Incentive Plan, or the 2022 Plan, which became effective immediately prior to the closing of the Business Combination and was amended on February 15, 2023. The 2022 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the U.S. Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors and consultants and employees and consultants of any of our parents or subsidiaries. For the avoidance of doubt, the administrator may grant awards to any of the foregoing service providers, including individuals who may be considered “related parties” under the Nasdaq listing rules, including as consideration in a transaction or series of related transactions in which a related party has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in Gogoro or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions. We have four non-employee directors, and together with our subsidiaries, collectively have approximately 1,300 employees (including employee directors) and no consultants. Each of these individuals is eligible to be selected to receive an award under the 2022 Plan if selected by the administrator.

The following share counts reflect the company’s implementing a 1-for-20 share consolidation in October 2025.
Authorized Shares. Subject to the adjustment provisions contained in the 2022 Plan and the evergreen provision described below, a total of 1,331,692 Gogoro Ordinary Shares are reserved for issuance pursuant to the 2022 Plan. The number of shares subject to the 2022 Plan was increased by 399,507 Gogoro Ordinary Shares, for granting incentive awards to employees of us or our subsidiaries, one-third (1/3) of each such award will vest upon the occurrence of an Earnout Event during the Earnout Period (the “Incentive Award Pool”). In addition, the shares reserved for issuance under the 2022 Plan includes any Gogoro Ordinary Shares subject to awards of stock options or other awards granted under the Company Incentive Plans (as defined in the Merger Agreement) that are assumed pursuant to the Merger Agreement (or “assumed awards”) that, on or after the Effective Time, are cancelled, expire or otherwise terminate without having been exercised in full, are forfeited to or repurchased by us due to failure to vest, or are withheld by us from assumed awards other than restricted stock for payment of an exercise price or for tax withholding obligations (provided that the maximum number of shares that may be added to the 2022 Plan pursuant to this sentence is 292,162 shares). The number of shares available for issuance under the 2022 Plan includes an automatic annual increase, or the evergreen feature, on the first day of each of our fiscal years, beginning with our fiscal year 2023 and ceasing as described below, equal to the least of:
▪399,507 Gogoro Ordinary Shares;
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
As of December 31, 2025, the following awards were outstanding under our 2019 Plan: restricted stock awards covering 81 of our ordinary shares.
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
Share-based Awards Held by Our Directors and Officers
As of February 28, 2026, RSUs which represent 258 underlying Gogoro Ordinary Shares and options which represent 289,106 underlying Gogoro Ordinary Shares were outstanding (which do not include the Gogoro Ordinary Shares underlying the vested RSUs). The following table summarizes the unvested restricted shares and outstanding RSUs and options held as of February 28, 2026 by our directors and executive officers under our equity incentive plans.

Name of Beneficial Owner	Number of unvested Restricted Shares	Number of outstanding RSUs/options granted		Exercise price (per option granted)	Date of grant	Date of Expiration
Henry Chiang	—				Before April 4, 2022
		—	(1)		August 18, 2022
		*	(2)	$104.00	August 18, 2022	August 17, 2032
		*	(2)	$60.20	August 17, 2023	August 16, 2033
			(2)	$25.80	August 16, 2024	August 15, 2034
Bruce Aitken	—				Before April 4, 2022
		—	(1)		August 18, 2022
		*	(2)	$104.00	August 18, 2022	August 17, 2032
		*	(2)	$60.20	August 17, 2023	August 16, 2033
		*	(2)	$25.80	August 16, 2024	August 15, 2034
Tamon Tseng	—	—
Chung-Yao Yin	—	—
Hui-Ming Cheng	—				Before April 4, 2022
		*	(2)	$60.00	May 31, 2023	May 30, 2033
		*	(2)	$29.20	May 31, 2024	May 30, 2034
Karen Yifen Chang	—	—
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
C. Board Practices
Board Composition
The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and directions to our management. As of February 28, 2026, we had four directors on our board of directors. Tamon Tseng serves as Chairman of our board of directors. The board of directors meets on a regular basis and additionally as required.
We have a staggered board that consists of directors grouped into three classes and each class serving a three-year term:
•Class I, which consists of Tamon Tseng whose term will expire at our 2026 annual meeting of shareholders.
•Class II, which consists of Chung-Yao Yin and Hui-Ming Cheng, whose term will expire at our 2027 annual meeting of shareholders.
•Class III, which consists of Karen Yifen Chang, whose term will expire at our 2028 annual meeting of shareholders.
The classification of our board of directors may contribute to prevent changes in our control or management. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Director Independence
Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Chung-Yao Yin, Karen Yifen Chang and Hui-Ming Cheng qualify as independent as defined under the listing rules of Nasdaq and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee and compensation committee, as discussed below.
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
Audit Committee
Hui-Ming Cheng and Karen Yifen Chang serve as members of the audit committee. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by our board of directors after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.
Hui-Ming Cheng serves as chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and our board of directors has determined that Hui-Ming Cheng and Karen Yifen Chang qualify as “audit committee financial experts” as defined in applicable SEC rules.
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
Compensation Committee
Hui-Ming Cheng and Karen Yifen Chang serve as members of our compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two (2) members of the compensation committee, all of whom must be independent. Hui-Ming Cheng and Karen Yifen Chang are deemed to be independent by our board of directors. Hui-Ming Cheng serves as chair of the compensation committee.
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
Nominating and Corporate Governance Committee
Chung-Yao Yin, Hui-Ming Cheng, and Karen Yifen Chang serve on our nominating and corporate governance committee. Chung-Yao Yin serves as chair of the nominating and corporate governance committee.

The primary purpose of our nominating and corporate governance committee is to assist our board of directors in:
•Screen and recommend individuals to be elected by our board of directors to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of our board of directors. The nominating and corporate governance committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which board candidates are chosen,
•identifying individuals qualified to become new board of directors’ members, consistent with criteria approved by the board of directors,
•reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders,
•identifying members of the board of directors qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee,
•reviewing and recommending to the board of directors’ corporate governance principles applicable to us,
•overseeing the evaluation of the board of directors and management and
•handling other matters that are specifically delegated to the committee by the board of directors from time to time.
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
In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgment, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the board of directors.
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
D. Employees
We employ engineers engaged in research and development, professionals dedicated to consumer sales, support, marketing and services, technicians dedicated in production and manufacturing, and personnel served in general and administrative function. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors and consultants. We believed that Gogoro management establishes a good working partnership with employees, and we have not experienced any significant labor disputes. The following table provides our average number of employees by function in 2025, 2024, and 2023, respectively.

	December 31,
	2025	2024	2023
Consumer sales, support, marketing and services	483	305	320
General and administrative	151	179	201
Production and manufacturing	510	1,179	938
Research and development	272	435	433
Total	1,416	2,097	1,892

E. Share Ownership
Major Shareholders
See “Item 6. Directors, Senior Management and Employees— B. Compensation of Directors and Executive Officers.”
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 with respect to:
•each of our directors and executive officers;
•each person known to us to own beneficially more than 5% of our ordinary shares; and
•all of our directors and officers as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days from February 28, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. This table is based on information supplied by our directors and officers and by Schedules 13D and 13G filed with the SEC, as indicated in the table footnotes.
Based on 14,773,513 Gogoro Ordinary Shares issued and outstanding as of February 28, 2026, adjusted for each beneficial owner’s options and warrants held by that person that are exercisable or will be exercisable within 60 days from February 28, 2026.
Unless otherwise noted, the business address of each of the following beneficial owners is 11F, Building C, No. 225, Section 2, Chang’an E. Rd. SongShan District, Taipei City 105, Taiwan.

Name of Beneficial Owner	Gogoro Ordinary Shares	Percentage
All 5% or Greater Shareholders
Gold Sino Assets Limited(1)	4,803,591	31.4%
Castrol Holdings International Limited(2)	844,366	5.7%
Director and Executive Officers
Henry Chiang	*	*
Bruce Aitken	*	*
Hui-Ming Cheng	*	*
Chung-Yao Yin	494,538	3.3%
All executive officers and directors as a group	584,093	4.0%
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
(2)Information regarding Castrol Holdings’ beneficial ownership is reported as of June 24, 2024, based on the information contained in the Schedule 13G filed by Castrol Holdings on July 5, 2024. Castrol Holdings is organized under the laws of England and Wales. The address of principal business office of Castrol Holdings is Chertsey Road, Sunbury on Themes, Middlesex, TW16 7BP, United Kingdom.
Significant Changes in Ownership
On May 31, 2024, we entered into the Purchase Agreement with Gold Sino, one of our principal shareholders, pursuant to which we agreed to issue and sell to Gold Sino, and Gold Sino agreed to subscribe for and purchase from us, through a private placement, (i) 32,516,095 (pre 1-for-20 Share Consolidation) Gogoro Ordinary Shares (the “Gold Sino Subscribed Shares”), for an aggregate purchase price of US$50 million, reflecting a per share purchase price of approximately US$1.5377 (pre 1-for-20 Share Consolidation) and (ii) a warrant to purchase 10,838,698 (pre 1-for-20 Share Consolidation) Gogoro Ordinary Shares at US$1.6915 (pre 1-for-20 Share Consolidation) per share (subject to certain adjustments as set forth therein) (the “Warrant”). The Warrant is immediately exercisable upon issuance and will expire upon the earlier of the fifth anniversary of the issuance date or the consummation of certain fundamental transactions of Gogoro. The transaction was closed in June 2024. Prior to the transaction, Gold Sino held approximately 21.4% of the total outstanding ordinary shares of Gogoro and and upon completion of the transaction, Gold Sino held 30.6% of the Company’s total outstanding ordinary shares.

The Company entered into a Share Purchase Agreement (the “SPA”) with Gold Sino on March 11, 2026, the Company’s largest shareholder that holds 31.4% of the Company’s total outstanding shares, pursuant to which Gold Sino agreed to make a new equity investment (the “New Equity Investment”) in the amount of approximately US$16.7 million in the Company. Pursuant to the SPA, the New Equity Investment will comprise of 5,300,000 newly issued ordinary shares, par value US$0.002 per share, of the Company’s ordinary shares to be subscribed by Gold Sino for a total subscription price of US$16,695,000, reflecting a per share subscription price of US$3.15, which is a ten percent discount to the 30-day Variable Weighted Average price as of March 6, 2026. Upon completion of the New Equity Investment, Gold Sino holds 49% of the Company’s total outstanding shares.
Differences in Voting Rights
All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.
Securities Held in the Host Country
Based on a review of the information provided to us by our transfer agent, we estimate that as of March 13, 2026, there were 40 registered holders of our ordinary shares, four of which are United States registered holders (including Cede & Co., the nominee of the Depository Trust Company), holding approximately 32.1% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
Arrangements for Change in Control
As of March 31, 2026, we are not aware of any arrangement that may, at a subsequent date, result in a change in control of the Company. For a description of arrangements involving employees in the capital of Gogoro, see “—B. Compensation of Directors and Executive Officers—Equity Incentive Plans.”
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
In the year ended December 31, 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of December 31, 2025 of erroneously awarded compensation to be recovered.
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

Employment Agreements

Gogoro has entered into written employment agreements with its executive officers and certain directors describing their terms of employment.

Equity Awards and Related Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Equity Incentive Plans.”

Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Insurance and Indemnification.”

Gold Sino New Equity Investment

The Company entered into a SPA with Gold Sino on March 11, 2026, the Company’s largest shareholder that holds 31.4% of the Company’s total outstanding shares, pursuant to which Gold Sino agreed to make a new equity investment (the “New Equity Investment”) in the amount of approximately US$16.7 million in the Company. The SPA was approved by the audit committee and board of directors of the Company. The New Equity Investment will be the first equity investment secured by Mr. Yin Chung Yao, a director of the Company and an affiliate of Gold Sino, pursuant to the undertaking he provided to the Company’s lenders led by Mega International Commercial Bank Co., Ltd. as announced by the Company on September 16, 2025. Pursuant to the SPA, the New Equity Investment will comprise of 5,300,000 newly issued ordinary shares, par value US$0.002 per share, of the Company’s ordinary shares to be subscribed by Gold Sino for a total subscription price of US$16,695,000, reflecting a per share subscription price of US$3.15, which is a ten percent discount to the 30-day Variable Weighted Average price as of March 6, 2026. Upon completion of the New Equity Investment, Gold Sino holds 49% of the Company’s total outstanding shares.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Transactions with Gold Sino” for information regarding a Share Purchase Agreement with Gold Sino Assets Limited, its largest shareholder, to invest approximately US$16.7 million through the subscription of 5,300,000 newly issued ordinary shares.

Second Supplemental Agreement to the Syndicated Credit Facility Agreement

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Second Supplemental Agreement to the Syndicated Credit Facility Agreement” for information regarding Mr. Yin Chung Ya’s commitment to procuring equity investments in the Company with an aggregate investment amount of NT$2,500 million by December 31, 2026.
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
In January 2024, a service provider initiated litigation against Gogoro Taiwan Limited claiming approximately $2.3 million pursuant to a service agreement. Following the plaintiff's appeal of the district court's dismissal, a settlement was reached in January 2026. The settlement did not result in any net cash outflow, nor did it have a material adverse impact on the Company's consolidated financial statements. As of the date of this report, additional related claims arising from the same incident, totaling approximately $4.4 million, are currently pending before district courts in Taiwan. The Company is defending against these ongoing proceedings. Due to the inherent uncertainties regarding the timing and ultimate outcome of these pending cases, no provision has been recognized in our consolidated financial statements as of December 31, 2025.
During 2025, two of the three previously disclosed employment-related litigation matters were resolved. In March 2026, a second-instance judgment on this matter was rendered in favor of the Company, dismissing all plaintiff's claims on the remain case. As of the date of this report, no notice of appeal has been received; the Company has concluded that this matter is not material to the consolidated financial statements; accordingly, no provision has been recorded.
In August 2024, we conducted investigations into allegations in recent media reports that we incorporated imported components into certain of our vehicles in violation of the requirement of the Taiwan government that certain core components of the electric scooters shall be produced domestically in order to be qualified for the subsidies to purchasers. During such internal investigations, we had identified certain irregularities in supply chain which caused us to inadvertently incorporate certain imported components in some of our vehicles. We reported the irregularities in supply chain to the local authorities and were fully cooperating with the local authorities in their inquiries. In July 2025, the local government concluded its inquiry into the use of imported components in violation of subsidy program requirements. The majority of the relevant amount was previously recorded, reserved and disclosed in our annual report on Form 20-F for the year ended December 31, 2024, with an insignificant additional accrual recorded in the second quarter of 2025. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Failure to adequately manage our supply chain could result in non-compliance with applicable laws, regulations and government requirements, exposing us to significant regulatory, business, financial and reputational risks.”
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
Reverse Share Split
On October 6, 2025, Gogoro Inc. effected a 1-for-20 share consolidation (reverse stock split) of its ordinary shares in order to increase the per-share trading price and regain compliance with the minimum bid price requirements of the Nasdaq Capital Market. As a result of the share consolidation, every twenty issued and outstanding ordinary shares were combined into one ordinary share. Fractional shares were rounded in accordance with the applicable provisions of the Company’s governing documents.
Unless otherwise indicated, all share and per-share amounts presented in this Annual Report on Form 20-F have been retroactively adjusted to reflect the share consolidation for all periods presented. As of December 31, 2025, the Company had 14,773,488 ordinary shares outstanding.

B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING
A. Offering and Listing Details

See “—C. Markets.”
B. Plan of Distribution
Not applicable.
C. Markets
Our ordinary shares and Public Warrants are listed on the Nasdaq Capital Market under the symbols “GGR” and “GGROW”, respectively.
On October 29, 2024, we were notified by The Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Listing Rule 5450(a)(1) because the closing bid price of our ordinary shares had been below US$1.00 per share for 30 consecutive business days. On October 6, 2025, we effected a 1-for-20 share consolidation (reverse stock split) of our ordinary shares, which enabled us to regain compliance with the Nasdaq minimum bid price requirement. Nasdaq subsequently confirmed that we had regained compliance with the applicable listing standards, and the matter was closed.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A. Share Capital
In connection with the Company’s upcoming annual general meeting, scheduled for April 28, 2026, the Company intends to seek shareholder approval to increase the number of authorized shares by up to 37,500,000 ordinary shares, resulting in total authorized share capital of up to 60,000,000 ordinary shares, which would represent a substantial increase from the current number of authorized shares. See the risk factor entitled, “Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. In particular, at our upcoming annual general meeting which is scheduled for April 28, 2026, we are seeking shareholder approval to increase the number of authorized shares by 37,500,000 ordinary shares to 60,000,000 ordinary shares.” for potential risks related to such share increase.
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
E. Taxation
The following discussion of U. S. federal income tax consequences of an investment in our securities is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the United States.
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
▪brokers or dealers in securities;
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
▪S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
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
Subject to the discussion under “—Passive Foreign Investment Company Rules” below, if we make distributions of cash or property on the Gogoro Ordinary Shares, such distributions will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividends that a U.S. Holder receives (including any withheld taxes) generally will be includable in such U.S. Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
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
Subject to certain exceptions and the Foreign Tax Credit Regulations (as defined below), dividends on Gogoro Ordinary Shares will constitute foreign source income for foreign tax credit limitation purposes. If such dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the Gogoro Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” However, Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, U.S. Holders may be able to deduct any non-U.S. withholding taxes on dividends in computing their taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under their particular circumstances.
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
Based on the fiscal year 2025 composition of our income, assets and operations and that of our subsidiaries, we do not believe we will be treated as a PFIC for the 2026 taxable year or in future taxable years. However, there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we can make no assurances that the U.S. Internal Revenue Service will not take a contrary position or that a court will not sustain such a challenge by the U.S. Internal Revenue Service.
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
A U.S. Holder of Gogoro Ordinary Shares may also avoid taxation under the Excess Distribution Rules by making a mark-to-market election. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. The Gogoro Ordinary Shares, which are listed on the Nasdaq Capital Market, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that they will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder generally will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Gogoro.
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
Information Reporting and Backup Withholding
Information reporting requirements may apply to distributions on the Gogoro Ordinary Shares, and the proceeds received on sale or other taxable disposition of the Gogoro Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than received by U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on a U.S. Internal Revenue Service Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
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

	For the Year Ended December 31
	2025	2024	2023
Profit or loss	$(76)	$(78)	$(90)
Equity	1,132	1,439	2,106
Interest Rate Risk
We are exposed to interest rate risk as we borrowed funds at both fixed and floating interest rates. Our interest rate risk was mainly concentrated in the fluctuation of the benchmark interest rate arising from cash and cash equivalents - time deposits, other financial assets, short-term borrowings, long-term borrowings, bonds payable, financial liabilities designated at fair value through profit or loss (“FVTPL”) and leasing liabilities. The carrying amount of our financial assets and financial liabilities with exposure to interest rates at the end of the reporting period were as follows.

	As of December 31,
	2025	2024
Fair value interest rate risk
Financial assets	$23,945	$80,637
Financial liabilities	27,572	39,066
Cash flow interest rate risk
Financial assets	49,246	46,765
Financial liabilities	361,731	357,205
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
If interest rates had been 10 basis points higher/lower and all other variables were held constant, our loss for the years ended December 31, 2025, 2024 and 2023 would increase/decrease by $0.3 million, $0.3 million and $0.4 million, respectively.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, our management has concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting. Based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this annual report. Based on this evaluation, our management concluded that our internal control over financial reporting as of December 31, 2025 was effective.
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
ITEM 16.A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Hui-Ming Cheng and Karen Yifen Chang qualify to serve as “audit committee financial experts” as defined under the SEC rules, and have the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Hui-Ming Cheng and Karen Yifen Chang also qualify as independent directors under the corporate governance standards of the Nasdaq listing requirements and the audit committee independence requirements of Rule 10A-3 of the Exchange Act.
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

	For the Year Ended December 31,
	2025	2024

	(in thousands)
Audit fees(1)	$1,146	$1,024
Audit-Related Fees	—	—
Tax fees(2)	35	52
All Other Fees	—	—
Total	$1,181	$1,076
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
ITEM 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16.F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16.G.    CORPORATE GOVERNANCE
Gogoro is a foreign private issuer within the meaning of the rules under the Exchange Act and our ordinary shares and Public Warrants are listed on the Nasdaq Capital Market. The Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. As such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors, have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors, nor have an audit committee of at least three members. We have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.
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
ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION
Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

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
ITEM 16.H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.K. CYBERSECURITY
Risk management and strategy
We maintain an enterprise-wide approach to managing cybersecurity risks, integrated into our overall risk management systems. Our processes for identifying and managing material risks include third-party assessments, internal IT audits, and regular security reviews. Our program aligns with ISO/IEC 27001 and ISO/IEC 27701 standards, with a successful transition to the 2022 version completed in March 2025. We utilize vendor risk assessments to monitor third-party service providers and, based on information currently available, have not identified any cybersecurity incidents that have materially affected our business or financial condition in this fiscal year.
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
Governance
The Board of Directors and the Audit Committee oversee our cybersecurity risk management through a series of internal policies and the designation of qualified personnel to monitor associated risks. The effectiveness of our security program is monitored by the Information Security Governance Committee and reported to the Audit Committee, which provides oversight of management’s implementation of risk mitigation measures. Formal reports from management are reviewed by the Audit Committee at least semi-annually, and significant cybersecurity matters are escalated to the full Board of Directors via the Audit Committee as necessary to ensure alignment with our long-term business strategy. Governance of cybersecurity risk is overseen by our Information Security Governance Committee, while day-to-day technical operations, incident response, and risk assessments are managed by our Information Security Manager and team. These individuals and committee members possess extensive experience in legal, compliance, IT, and enterprise risk management. This dual-layered structure helps ensure that the Board and Audit Committee receive necessary strategic insights to exercise informed oversight, while technical implementation remains managed by qualified personnel.

PART III
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to “Item 18. Financial Statements."
ITEM 18.    FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Gogoro Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Gogoro Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
March 31, 2026
We have served as the Company’s auditor since 2014.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND 2024
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	As of December 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2, 4 and 23)	$70,574	$117,148
Trade receivables (Notes 2, 5, 17 and 23)	18,688	16,977
Inventories (Notes 2 and 6)	28,876	44,972
Other assets, current (Notes 2, 7 and 23)	12,762	23,727
Total current assets	130,900	202,824
NON-CURRENT ASSETS
Property, plant and equipment (Notes 2 and 9)	419,965	438,255
Right-of-use assets (Notes 2 and 10)	26,903	35,303
Investments accounted for using equity method (Notes 2 and 8)	16,379	16,117
Other assets, non-current (Notes 2, 7 and 23)	7,422	7,928
Total non-current assets	470,669	497,603
Total assets	$601,569	$700,427
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Borrowings, current (Notes 2, 11 and 23)	$83,361	$103,018
Financial liabilities at fair value through profit or loss (Notes 2, 12 and 23)	264	2,654
Notes and trade payables (Notes 2, 13 and 23)	12,691	29,351
Contract liabilities (Notes 2 and 17)	9,766	11,869
Lease liabilities, current (Notes 2, 10 and 23)	10,025	9,446
Financial liabilities at amortized cost, current (Note 16)	10,000	24,586
Provisions, current (Notes 2 and 15)	4,306	4,240
Other liabilities, current (Notes 2, 14 and 23)	41,524	40,465
Total current liabilities	171,937	225,629
NON-CURRENT LIABILITIES
Borrowings, non-current (Notes 2, 11 and 23)	277,596	253,750
Financial liabilities at amortized cost, non-current (Note 16)	15,000	—
Contract liabilities, non-current (Notes 2 and 17)	2,242	4,706
Lease liabilities, non-current (Notes 2, 10 and 23)	17,283	26,966
Provisions, non-current (Notes 2 and 15)	951	1,419
Other liabilities, non-current (Notes 2, 14 and 23)	8,320	11,417
Total non-current liabilities	321,392	298,258
Total liabilities	493,329	523,887
EQUITY (Notes 2 and 16)
Share capital	29	29
Reserves	108,211	176,511
Total equity	108,240	176,540
Total liabilities and equity	$601,569	$700,427
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in Thousands of U.S. Dollars, Except Loss Per Share)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2025	2024	2023
OPERATING REVENUES (Notes 2, 17 and 26)	$281,480	$310,641	$349,846
COSTS OF REVENUES (Notes 2, 6, 9 and 18)	258,322	302,711	298,907
GROSS PROFIT	23,158	7,930	50,939
OPERATING EXPENSES (Notes 2, 5, 9, 18 and 24)
Sales and marketing	32,388	44,064	50,976
General and administrative	28,031	31,862	44,440
Research and development	25,398	34,942	40,867
Other operating expenses	10,604	38,681	3,029
Total operating expenses	96,421	149,549	139,312
OPERATING LOSS	(73,263)	(141,619)	(88,373)
NON-OPERATING INCOMES AND EXPENSES (Notes 2, 8 and 18)
Finance costs	(14,643)	(14,135)	(11,925)
Finance income	1,855	3,183	2,946
Other income	6,654	7,157	7,371
Other losses, net	(1,640)	(1,428)	(953)
Gains on financial liabilities at fair value through profit or loss	2,390	28,178	16,117
Share of loss of investments accounted for using equity method	(1,322)	(4,090)	(1,221)
Total non-operating incomes and expenses	(6,706)	18,865	12,335
LOSS BEFORE INCOME TAX	(79,969)	(122,754)	(76,038)
INCOME TAX EXPENSE (Notes 2 and 19)	—	—	—
NET LOSS	(79,969)	(122,754)	(76,038)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation	8,592	(13,946)	(691)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(71,377)	$(136,700)	$(76,729)
LOSS PER SHARE (in U.S. dollars) (Note 20)
Basic and diluted	$(5.42)	$(9.27)	$(6.48)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousand shares)	14,755	13,249	11,740
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	Share Capital (Note 16)	Reserves (Note 16)
	Ordinary Shares	Capital Surplus	Accumulated Deficits	Exchange Difference on Translation	Total Equity
BALANCE AS OF JANUARY 1, 2023	$24	$643,470	$(349,940)	$5,420	$298,974
Net loss for the year ended December 31, 2023	—	—	(76,038)	—	(76,038)
Other comprehensive loss for the year ended December 31, 2023	—	—	—	(691)	(691)
Total comprehensive loss for the year ended December 31, 2023	—	—	(76,038)	(691)	(76,729)
Issuance of ordinary shares	—	118	—	—	118
Shared-based payments (Note 21)	—	26,324	—	—	26,324
BALANCE AS OF DECEMBER 31, 2023	24	669,912	(425,978)	4,729	248,687
Net loss for the year ended December 31, 2024	—	—	(122,754)	—	(122,754)
Other comprehensive loss for the year ended December 31, 2024	—	—	—	(13,946)	(13,946)
Total comprehensive loss for the year ended December 31, 2024	—	—	(122,754)	(13,946)	(136,700)
Issuance of ordinary shares	5	50,363	—	—	50,368
Shared-based payments (Note 21)	—	11,644	—	—	11,644
Changes in percentage of ownership interest in investments accounted for using equity method	—	2,541	—	—	2,541
BALANCE AS OF DECEMBER 31, 2024	29	734,460	(548,732)	(9,217)	176,540
Net loss for the year ended December 31, 2025	—	—	(79,969)	—	(79,969)
Other comprehensive income for the year ended December 31, 2025	—	—	—	8,592	8,592
Total comprehensive loss for the year ended December 31, 2025	—	—	(79,969)	8,592	(71,377)
Shared-based payments (Note 21)	—	2,310	—	—	2,310
Changes in percentage of ownership interest in investments accounted for using equity method	—	767	—	—	767
BALANCE AS OF DECEMBER 31, 2025	$29	$737,537	$(628,701)	$(625)	$108,240
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(in Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(79,969)	$(122,754)	$(76,038)
Adjustments for:
Depreciation expenses	90,674	96,641	97,798
Amortization expenses	252	367	579
Impairment losses on property, plant and equipment and other assets	5,798	33,532	1,387
Expected credit loss recognized on trade receivables	597	464	491
(Reversal of) write-down of inventories	(2,315)	4,366	2,460
Share-based payments	2,310	11,644	26,324
Finance costs	14,643	14,135	11,925
Finance income	(1,855)	(3,183)	(2,946)
Loss on disposals of property, plant and equipment	17,567	14,186	1,642
Other (gains) losses	(118)	(28)	615
Gain on financial liabilities at fair value through profit or loss	(2,390)	(28,178)	(16,117)
Share of loss of investments accounted for using equity method	1,322	4,090	1,221
Recognition of provisions	870	4,334	—
Changes in operating assets and liabilities:
Increase in trade receivables	(3,146)	(306)	(1,483)
Decrease in inventories	28,150	3,771	21,709
Decrease in other assets	1,192	3,010	9,741
Decrease in notes and trade payables	(16,660)	(8,766)	(762)
(Decrease) increase in contract liabilities	(4,567)	4,969	(1,359)
Decrease in provisions for product warranty	(1,941)	(5,649)	(2,575)
Decrease in other liabilities	(1,999)	(6,096)	(6,723)
Cash generated from operations	48,415	20,549	67,889
Interest income received	1,855	3,183	2,946
Interest expense paid	(14,341)	(13,785)	(11,682)
Income tax paid	(32)	(97)	(58)
Net cash generated from operating activities	35,897	9,850	59,095
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisitions of property, plant and equipment	(64,997)	(124,420)	(117,816)
Proceeds from disposals of property, plant and equipment	360	1,313	1,549
Payments for acquisitions of intangible assets	(445)	(78)	(466)
Payments for acquisitions of investments accounted for using equity method	(1,000)	—	(18,900)
Refundable deposits received (paid)	397	(283)	(462)
Decrease (increase) in restricted deposits	5,725	(5,257)	(531)
Net cash used in investing activities	(59,960)	(128,725)	(136,626)
(Continued)

GOGORO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In Thousands of U.S. Dollars)
———————————————————————————————————————————————————————

	For the Year Ended December 31,
	2025	2024	2023
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares (Note 16)	—	75,000	—
Proceeds from bank loans	87,125	33,826	155,069
Repayments of bank loans	(96,807)	(61,550)	(127,221)
Guarantee deposits refunded	(30)	(192)	(62)
Repayments of the principal portion of lease liabilities	(13,325)	(13,270)	(12,635)
Net cash (used in) generated from financing activities	(23,037)	33,814	15,151
Effects of exchange rate changes on cash and cash equivalents	526	28,324	165
NET DECREASE IN CASH AND CASH EQUIVALENTS	(46,574)	(56,737)	(62,215)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	117,148	173,885	236,100
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$70,574	$117,148	$173,885
(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

GOGORO INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.GENERAL INFORMATION
Gogoro Inc. (“Gogoro”) is a technology and urban mobility company incorporated in the Cayman Islands on April 27, 2011 and headquartered in Taipei, Taiwan, Republic of China. Gogoro, through its subsidiaries (collectively, the “Company”), designs, develops, manufactures, and markets electric two-wheeled vehicles, modular battery systems, and a scalable energy-distribution ecosystem. Gogoro’s ordinary shares are listed and quoted on the Nasdaq Stock Market under the symbol “GGR”.
The Company’s core offerings include smart electric scooters and batteries that operate on an intelligent, cloud-connected battery-swapping network (the “Gogoro Network”), which is designed to support sustainable urban transportation and optimize energy usage. The Gogoro Network integrates real-time data and a cloud-based management platform to monitor battery availability, safety, and performance, and provides riders with convenient access to charged batteries at a distributed network of battery-swapping stations (“GoStations”). Gogoro also provides subscription-based and fleet programs that bundle vehicles, batteries, and network services to deliver an integrated mobility experience. Its connected software and analytics platforms enable riders, fleet operators, and partners to manage mobility and energy consumption efficiently. Through an open ecosystem, the Company collaborates with vehicle manufacturers and service providers to expand the reach of its technology and facilitate the adoption of cleaner urban mobility solutions.
The consolidated financial statements were approved by the board of directors and authorized for issue on March 31, 2026.
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
On October 6, 2025, the Company effected a 1-for-20 share consolidation (also known as reverse stock split) of its issued and outstanding ordinary shares. Every twenty (20) shares issued and outstanding were combined into one new ordinary share. All outstanding securities entitling their holders to purchase ordinary shares, including options and warrants were adjusted as a result of this share consolidation, as required by the terms of those securities. The share consolidation was implemented to increase the per-share trading price of the Company’s ordinary shares and regain compliance with the minimum bid price requirements of the Nasdaq Capital Market. All share and per-share amounts, including loss per share and share-based compensation data, within the consolidated financial statements, have been retroactively adjusted for all periods presented to reflect the share consolidation. Outstanding warrants, earn-in shares, earnout shares, equity-based awards and other outstanding equity rights were proportionately adjusted based on the share consolidation ratio. The exercise price of the Company’s public warrants traded on Nasdaq was adjusted to $230 per share and the total shares underlying the public warrants were reduced to 862,500 shares.
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
b.New and amended IFRSs adopted by the Company
There are no new IFRSs or IFRSs effective during the year ended December 31, 2025 that have a material impact to the consolidated financial statements.
c.New and amended IFRSs in issue but not yet effective
Presentation and Disclosure in Financial Statements - IFRS 18
In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements,” which will replace IAS 1 “Presentation of Financial Statements.” IFRS 18 introduces new requirements for the presentation and disclosure of financial performance. Under IFRS 18, entities will be required to classify income and expenses in the statement of profit or loss into five categories: operating, investing, financing, income taxes and discontinued operations, and to present new defined subtotals, including operating profit or loss and profit or loss before financing and income taxes. The standard also introduces enhanced guidance on the aggregation and disaggregation of information in the financial statements and new disclosure requirements for management-defined performance measures (“MPMs”). In addition, amendments to IAS 7 “Statement of Cash Flows” require entities presenting cash flows from operating activities using the indirect method to use operating profit or loss as the starting point and provide guidance on the classification of interest and dividend cash flows. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.
Subsidiaries without Public Accountability: Disclosures - IFRS 19
In May 2024, the IASB issued IFRS 19 “Subsidiaries without Public Accountability: Disclosures” (“IFRS 19”), which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued. The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Company does not expect any impact from the adoption of this standard.
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7
In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”. The amendments clarify that a financial liability is derecognized on the “settlement date,” which is when the related obligation is discharged, canceled, expired or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”)-linked features and other similar contingent features, and the treatment of non-recourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Company does not expect these amendments to have a material impact on the financial statements.
Annual Improvements to IFRS Accounting Standards — Volume 11
In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements, and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Company is evaluating the potential impact from the adoption of these amendments.
Translation to a Hyperinflationary Presentation Currency - Amendments to IAS 21
In November 2025, the IASB issued amendments for translation to a hyperinflationary presentation currency which amend IAS 21 — The Effects of Changes in Foreign Exchange Rates, to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective on or after January 1, 2027 and earlier application is permitted. The Company does not expect any impact from the adoption of these amendments.
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28
The amendments clarify that, when the Company sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the resulting gain or loss is recognized in full. Similarly, when the Company loses control of a subsidiary that contains a business but retains significant influence or joint control, the resulting gain or loss is recognized in full. In contrast, when the Company sells or contributes assets that do not constitute a business to an associate or joint venture, the resulting gain or loss is recognized only to the extent of the interests of unrelated investors in the associate or joint venture. Likewise, when the Company loses control of a subsidiary that does not contain a business but retains significant influence or joint control, the resulting gain or loss is recognized only to the extent of the interests of unrelated investors. The Company is currently evaluating the impact of adopting these amendments on its consolidated financial statements.
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

Details of each Company’s subsidiary at the end of the reporting period are as follows:

			% of Ownership
			December 31
Investor	Investee	Principal Activities	2025	2024
Gogoro Inc.	Gogoro Taiwan Limited	Manufacture and research and development of electric scooters and bikes	100.00	100.00
	Gogoro Network	Provision of energy services to consumers using battery swapping system	100.00	100.00
	Gogoro Network Pte. Ltd.	Holding company	100.00	100.00
	GoShare Pte. Ltd. (iii)	Holding company	100.00	100.00
	Gogoro Network Infrastructure Pte. Ltd. (Note ii)	Holding company	—	100.00
	GoShare Taiwan Limited (Note iii)	Provision of electric scooters free float sharing services	100.00	—
Gogoro Taiwan Limited	Gogoro Taiwan Sales and Services Limited	Sale of electric scooters and related products and provision of after-sale services	100.00	100.00
	GoPocket Taiwan Limited	Issuance of reward points	100.00	100.00
	Gogoro Singapore Holding Pte. Ltd.	Holding company	100.00	100.00
GoShare Pte. Ltd.	GoShare Taiwan Limited (Note iii)	Provision of electric scooters free float sharing services	—	100.00
Gogoro Network Pte. Ltd.	Gogoro B.V. (Note i)	Holding company	100.00	100.00
	Gogoro Network B.V.	Holding company	100.00	100.00
	Gogoro India Private Limited	Manufacture and sale of electric scooters and related products and provision of after-sale services	100.00	100.00
Gogoro Singapore Holding Pte. Ltd.	Gogoro Europe Sales and Services B.V. (Note i)	Sale of electric scooters and related products	100.00	100.00
	Rui Yi Trading (Shanghai) Limited (Note i)	Holding company	100.00	100.00
i.The board of directors has approved to dissolve the entity in 2024. The entity is not yet dissolved as of December 31, 2025.
ii.Gogoro Network Infrastructure Pte. Ltd. has been dissolved in 2025.
iii.GoShare Pte. Ltd. is no longer the sole shareholder of GoShare Taiwan Limited; Gogoro Inc. has assumed full ownership in 2025.

e.Investments in associates and joint ventures
Associates are entities over which the Company has significant influence, and joint ventures are arrangements under joint control with rights to the net assets. Investments are accounted for using the equity method, initially at cost and subsequently adjusted for the Company’s share of profit or loss and other comprehensive income.
Excess of cost over the Company’s share of net fair value of identifiable assets and liabilities at acquisition is recognized as goodwill included in the investment and not amortized; any excess of net fair value over cost is recognized in profit or loss. Changes in ownership that do not result in loss of significant influence or joint control are recorded in capital surplus; reductions in interest may trigger reclassification of amounts previously recognized in other comprehensive income to profit or loss.
Recognition of losses is limited to the carrying amount of the investment unless the Company has incurred legal or constructive obligations. The carrying amount, including goodwill, is tested for impairment as a single asset, with reversals recognized only to the extent of increased recoverable amount.
Equity method accounting ceases when the investment loses significant influence or joint control; any retained interest is measured at fair value, with gains or losses recognized in profit or loss. Transactions with associates or joint ventures are recognized in the Company’s financial statements only to the extent of interests not related to the Company.
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
At each reporting date, the Company assesses whether there is any indication of impairment in accordance with IAS 36. If such indication exists, the recoverable amount of the asset or the cash-generating unit (“CGU”) to which it belongs is estimated as the higher of fair value less costs of disposal and value in use. If the recoverable amount is less than the carrying amount, an impairment loss is recognized in profit or loss. Impairment losses are reversed when there has been a change in the estimates used to determine the recoverable amount, but only to the extent that the revised carrying amount does not exceed the amount that would have been determined had no impairment been recognized.
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
Significant increase in credit risk
In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company compares the risk of default at the reporting date with that at initial recognition. The assessment incorporates reasonable and supportable quantitative and qualitative information, including historical experience and forward-looking information available without undue cost or effort. Forward-looking information includes industry trends and relevant macroeconomic conditions affecting the Company’s core operations.
Indicators of a significant increase in credit risk include adverse changes in business, financial or economic conditions; actual or expected deterioration in the debtor’s operating results; increases in credit risk on other financial instruments of the same debtor; and significant adverse regulatory, economic or technological developments affecting the debtor’s ability to meet its obligations.
Irrespective of the above assessment, the Company presumes that credit risk has increased significantly when contractual payments are more than 30 days past due for battery swapping services and more than 90 days past due for other products and services, unless reasonable and supportable information demonstrates otherwise.
The Company applies the low credit risk practical expedient where appropriate. A financial instrument is considered to have low credit risk when it has a low risk of default and the debtor has a strong capacity to meet its contractual cash flow obligations in the near term. The Company generally considers financial assets with no past due amounts to be low credit risk.
The criteria used to identify significant increases in credit risk are monitored and revised as necessary to ensure timely recognition.
Definition of default
For internal credit risk management purposes, the Company considers a financial asset to be in default when there is a breach of contract or when information obtained internally or from external sources indicates that the debtor is unlikely to pay its obligations in full, without regard to any collateral held. Historical experience indicates that financial assets meeting these criteria are generally not recoverable.
Irrespective of the above assessment, the Company presumes that default has occurred when contractual payments are more than 120 days past due for battery swapping services and more than 365 days past due for other products or services, unless reasonable and supportable information demonstrates that a different default threshold is more appropriate.

Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the asset have occurred. Evidence of credit impairment includes significant financial difficulty of the debtor, breach of contract (such as default or past due status), concessions granted to the debtor for economic or contractual reasons relating to financial difficulty that would not otherwise have been considered, or it becoming probable that the debtor will enter bankruptcy or other financial reorganization.
Write-off policy
The Company writes off a financial asset when there is no reasonable expectation of recovery. This is generally the case when the Company determines that the debtor does not have sufficient assets or sources of income to generate cash flows to repay the amounts owed. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries are recognized in profit or loss.
Measurement and recognition of expected credit losses
Expected credit losses (“ECL”) are measured as a function of probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”). PD and LGD are determined based on historical experience, adjusted for forward-looking information as described above. EAD represents the gross carrying amount of the financial asset at the reporting date. For financial guarantee contracts, EAD includes the amount of guaranteed debt drawn as at the reporting date together with amounts expected to be drawn prior to default, based on historical trends and forward-looking information.
For financial assets, ECL represents the present value of the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at the original effective interest rate. For lease receivables, expected cash flows are determined consistently with the measurement requirements of IFRS 16.
Where a loss allowance was previously measured at lifetime ECL but the conditions for lifetime ECL are no longer met, the Company reverts to measuring the allowance at 12-month ECL, except for financial assets to which the simplified approach is applied.
Impairment gains or losses are recognized in profit or loss with a corresponding adjustment to the carrying amount of the financial asset through a loss allowance account.
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
i.Financial liabilities at FVTPL

A financial liability is classified as at FVTPL if it is contingent consideration in a business combination, held for trading, or designated as at FVTPL upon initial recognition.
A liability is held for trading if it is incurred principally for repurchase in the near term, forms part of a portfolio managed for short-term profit-taking, or is a derivative that is not a financial guarantee contract or a designated and effective hedging instrument.
A financial liability (other than one held for trading or contingent consideration) may be designated at FVTPL on initial recognition if such designation eliminates or significantly reduces an accounting mismatch, if it is managed on a fair value basis in accordance with the Company’s documented risk management or investment strategy, or if it contains embedded derivatives that IFRS 9 permits to be accounted for in their entirety at FVTPL.
Financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized in profit or loss unless part of a designated hedging relationship. For liabilities designated at FVTPL, changes in fair value attributable to the Company’s own credit risk are recognized in other comprehensive income, unless doing so would create or enlarge an accounting mismatch in profit or loss. Amounts recognized in other comprehensive income are not subsequently reclassified to profit or loss and are transferred to retained earnings upon derecognition.
ii.Financial liabilities at amortized cost
Financial liabilities not classified as at FVTPL are measured at amortized cost using the effective interest method. The effective interest method allocates interest expense over the relevant period by applying the effective interest rate, which exactly discounts estimated future cash payments, including transaction costs and fees integral to the interest rate, to the amortized cost of the financial liability.
iii.Foreign Currency Translation
For financial liabilities denominated in a foreign currency and measured at amortized cost, foreign exchange gains and losses are recognized in profit or loss and are determined based on the amortized cost of the instrument.
For financial liabilities measured at FVTPL, the fair value is determined in the foreign currency and translated at the spot rate at the reporting date. The foreign exchange component forms part of the fair value gain or loss and is recognized in profit or loss, unless the liability is part of a designated hedging relationship.
iv.Derecognition of financial liabilities
The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. The difference between the carrying amount of the liability and the consideration paid is recognized in profit or loss.
An exchange of debt instruments with substantially different terms, or a substantial modification of an existing financial liability, is accounted for as an extinguishment of the original liability and recognition of a new liability. Terms are considered substantially different if the discounted present value of the cash flows under the new terms, including fees paid or received and discounted using the original effective interest rate, differs by at least 10% from the discounted present value of the remaining cash flows of the original liability.
If the modification is not substantial, the difference between the carrying amount before modification and the present value of the modified cash flows, discounted at the original effective interest rate, is recognized in profit or loss.
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
o.Government grants
Government grants are recognized only when there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes the related costs that the grants are intended to compensate.
Grants related to the acquisition or construction of non-current assets, including property, plant and equipment, are recognized as deferred income and released to profit or loss on a systematic and rational basis over the useful lives of the related assets. Grants that compensate for expenses or losses already incurred, or that provide immediate financial support with no future related costs, are recognized in profit or loss in the period in which they become receivable.
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
4.CASH AND CASH EQUIVALENTS

	As of December 31,
	2025	2024
Cash on hand	$94	$97
Checking accounts and demand deposits	46,668	44,330
Time deposits	23,812	72,294
Repurchase agreements collateralized by bonds	—	427
	$70,574	$117,148

Interest rates
Time deposits	0.68%-3.75%	0.68%-6.50%
Repurchase agreements collateralized by bonds	—	0.73%-0.73%
5.TRADE RECEIVABLES

	As of December 31,
	2025	2024
At amortized cost
Trade receivables	$20,088	$18,689
Accumulated impairment losses	(1,400)	(1,712)
	$18,688	$16,977
The average credit period ranged from 15 to 30 days. No interest was charged on outstanding trade receivables.
Credit Risk and Trade Receivables
The Company serves a large consumer base for its battery swapping service, limiting concentration of credit risk. When engaging with customers, the Company considers their historical payment behavior and applies a suspension policy whereby customers with delinquent payments are restricted from continued service. For sales of scooters and other hardware, a majority of sales are not conducted on a credit basis, as customers typically prepay or settle payment upon delivery. Credit is extended primarily in B2B transactions, where counterparties’ financial strength is evaluated using publicly available information, including credit ratings where available. As of the reporting date, a substantial portion of receivables from scooter sales is attributable to B2B customers, including strategic partners such as participants in the Powered by Gogoro Network (“PBGN”), which are considered to have low credit risk. Management has delegated a team to set credit limits, approve credit, and monitor overdue debts. At the end of each reporting period, the recoverable amount of each trade receivable is assessed, and allowances for expected credit losses are made to reflect possible irrecoverable amounts.
Trade receivables are measured at ECL. ECLs are estimated using a provision matrix based on past default experience of the debtor and its current financial position, industry conditions, and forecasts of economic trends. Receivables are written off when the debtor is in severe financial difficulty and recovery is considered improbable. The Company continues enforcement activities on written-off balances, and any recoveries are recognized in profit or loss.
The following tables detailed the risk profile of trade receivables based on the Company’s provision matrix.
The Company estimated the ECL for the trade receivables generated by battery swapping service based on past due status. The ECL for trade receivables of sales of hardware were assessed based on the invoice dates.

Trade receivables of battery swapping service

	As of December 31, 2025
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$14,000	$102	$136	$1,034	$15,272
Impairment losses (Lifetime ECL)	—	—	(68)	(1,034)	(1,102)
Amortized cost	$14,000	$102	$68	$—	$14,170

	As of December 31, 2024
	Not Overdue	Overdue under 30 Days	Overdue 31-120 Days	Over 121 Days	Total
Expected credit loss rate	0%	0%	50%	100%
Gross carrying amount	$13,135	$90	$110	$1,413	$14,748
Impairment losses (Lifetime ECL)	—	—	(55)	(1,413)	(1,468)
Amortized cost	$13,135	$90	$55	$—	$13,280
Trade receivables other than battery swapping service

	As of December 31, 2025
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$4,304	$266	$56	$190	$4,816
Impairment losses (Lifetime ECL)	—	(80)	(28)	(190)	(298)
Amortized cost	$4,304	$186	$28	$—	$4,518

	As of December 31, 2024
	0-90 Days	91-180 Days	181-365 Days	Over 365 Days	Total
Expected credit loss rate	0%	30%	50%	100%
Gross carrying amount	$3,527	$227	$19	$168	$3,941
Impairment losses (Lifetime ECL)	—	(67)	(9)	(168)	(244)
Amortized cost	$3,527	$160	$10	$—	$3,697
The movements of the accumulated impairment losses of trade receivables were as follows:

	For the Year Ended December 31,
	2025	2024	2023
Balance as of January 1	$1,712	$1,515	$1,082
Amount recognized in profit or loss	597	464	491
Write-off	(999)	(156)	(64)
Exchange differences on translation	90	(111)	6
Balance as of December 31	$1,400	$1,712	$1,515
6.INVENTORIES

	As of December 31,
	2025	2024
Raw materials	$14,670	$23,337
Semi-finished goods	1,545	2,667
Merchandise	12,661	18,968
	$28,876	$44,972
Costs of revenues related to inventories were $100.1 million (including reversal of impairment losses of $2.3 million), $139.0 million (including impairment losses of $4.4 million) and $169.2 million (including impairment losses of $2.5 million) for the years ended December 31, 2025, 2024 and 2023, respectively. Unallocated production overhead was $7.8 million, $5.3 million and $2.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

7.OTHER ASSETS

	As of December 31,
	2025	2024
Non-financial assets

Prepaid expenses	$4,223	$4,439
Prepayments to suppliers	1,240	1,039
Input tax from business tax	2,122	6,439
Temporary payments for commodity tax	2,339	3,742
Prepayments for property, plant and equipment	807	1,455
Intangible assets	428	229
Current tax assets	229	197
Others	73	4
	11,461	17,544

Financial assets

Refundable and restricted deposits	8,665	14,035
Others	58	76
	8,723	14,111

	$20,184	$31,655

Current	$12,762	$23,727
Non-current	7,422	7,928
	$20,184	$31,655

Interest rates
Restricted time deposits	0.68%-7.50%	0.68%-7.50%
The following assets were provided as collaterals:

	As of December 31,
	2025	2024
Demand deposits pledged for bank loans	$2,685	$2,560
Time deposits pledged for bank guarantees	133	141
Refundable deposits pledged for litigation	85	3,149
Refundable deposits for a government subsidy compliance program	2,347	4,626
	$5,250	$10,476

8. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	As of December 31,
	2025	2024
Investments accounted for using equity method
Zypp	$15,506	$16,117
CGM	873	—
GPH	—	—
	$16,379	$16,117
Details of each Company’s investees at the end of the reporting period are as follows:

			% of Ownership
Investee	Country of Incorporation and Principal Place of Business	Principal Activities	December 31, 2025	December 31, 2024
Bycyshare Technologies Private Limited (Note i)	India	Provision of demand aggregating services and electric vehicle fleet.; provision of consumer marketplace that offers goods and services; sale of electric vehicles and related products; provision of energy services to consumers using battery swapping systems	12.39	12.73
Gogoro Philippines Inc. (Note ii)	The Philippines	Sale of electric vehicles and related products and provision of after-sale services; Provision of energy services to consumers using battery swapping systems	30.00	30.00
Castrol Gogoro Mobility Joint Stock Company (Note iii)	Vietnam	Distribute certain models of electric two-wheelers and to develop and operate battery-swapping services utilizing the Company’s battery swapping technology in Vietnam	50.00	—
i.13.44% equity interest of Bycyshare Technologies Private Limited (“Zypp”) was acquired by Gogoro Network Pte. Ltd. in January 2023. The ownership percentage decreased to 12.73% and 12.39% because Gogoro Network Pte. Ltd. did not participate in Zypp’s new series of fund raising in 2024 and 2025, respectively.
ii.Gogoro Philippines Inc. (“GPH”) was incorporated under the laws of the Philippines in June 2023. Gogoro Network Pte. Ltd. acquired 30% equity interest of GPH in the form of capital injection in September 2023.
iii.Castrol Gogoro Mobility Joint Stock Company (“CGM”) was incorporated under the laws of Vietnam in August 2025 pursuant to a joint venture agreement entered into between subsidiaries of Gogoro Inc. and Castrol Holdings International Limited (“Castrol”) on February 17, 2025. According to the agreement, Gogoro Network Pte. Ltd. acquired a 50% equity interest in the CGM through a capital contribution. The remaining 50% equity interest is held by Castrol’s subsidiary. In September 2025, the Company contributed $1.0 million to the CGM. The investment is accounted for using the equity method in accordance with IAS 28.
All of the above investees were accounted for using equity method in the consolidated financial statements.

Although the Company held less than 20% of the equity interest of Zypp and it had less than 20% of the voting power at shareholder meetings, the Company exercised significant influence by virtue of its contractual right to appoint one out of five directors to the board of directors of Zypp and its contractual right to void decisions on certain defined matters.
Summarized financial information in respect of each of the Company’s investees is set out below. The summarized financial information represented amounts in the investees’ financial statements prepared in accordance with IFRSs adjusted by the Company for equity accounting purposes.

	As of December 31, 2025			As of December 31, 2024
	Zypp	GPH	CGM	Zypp	GPH
Current assets	$15,427	$2,746	$1,950	$17,332	$2,944
Non-current assets	12,316	1,552	23	8,263	2,425
Current liabilities	(8,632)	(1,220)	(226)	(2,896)	(1,312)
Non-current liabilities	(6,432)	—	—	(5,585)	—
Equity	$12,679	$3,078	$1,747	$17,114	$4,057

	For the Year Ended December 31, 2025			For the Year Ended December 31, 2024
	Zypp	GPH	CGM	Zypp	GPH
Revenue	$53,447	$25	$—	$43,833	$125

Loss for the year and total comprehensive loss for the year	$(9,265)	$(494)	$(211)	$(15,895)	$(2,828)
Reconciliation of the summarized financial information to the carrying amount of the interests in the investees recognized in the consolidated financial statements:

	As of December 31, 2025			As of December 31, 2024
	Zypp	GPH	CGM	Zypp	GPH
Net assets	$12,679	$3,078	$1,747	$17,114	$4,057

The Company’s share in %	12.39%	30.00%	50.00%	12.73%	30.00%

The Company’s share of net assets	1,572	923	873	2,183	1,217
Trade name	5,196	—	—	5,196	—
Goodwill	8,738	—	—	8,738	—
Elimination of the Company's share in the investee's gains or losses resulting from downstream transactions	—	447	—	—	153
Impairment (Note a)	—	(1,370)	—	—	(1,370)
Carrying amount	$15,506	$—	$873	$16,117	$—

a.In the fourth quarter of 2024, the Company determined the investment in GPH was fully impaired as a result of the shift in the planned operating strategy, and the impairment loss of $1.4 million was recognized in “Share of loss of investments accounted for using equity method” in profit or loss.
9.PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2025	2024
Carrying amount
Batteries	$360,853	$357,842
Machinery equipment	27,061	38,134
Transportation equipment	540	876
Tooling equipment	4,661	4,060
Office equipment	176	86
Leasehold improvements	6,080	7,291
Construction in progress	20,594	29,966
	$419,965	$438,255

	For the Year Ended December 31, 2025
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$605,737	$138,297	$11,329	$47,606	$2,862	$41,145	$45,712	$892,688
Additions (Note a)	56,281	2,760	104	4,084	73	1,381	844	65,527
Disposals (Note b)	(30,147)	(13,607)	(178)	(13,125)	(818)	(4,614)	—	(62,489)
Reclassifications	—	—	—	—	—	1,542	(9,175)	(7,633)
Exchange differences on translation	26,640	6,993	475	1,753	127	1,780	(376)	37,392
Balance as of December 31	658,511	134,443	11,730	40,318	2,244	41,234	37,005	925,485

Accumulated depreciation

Balance as of January 1	246,591	87,008	10,353	40,926	2,553	33,669	—	421,100
Depreciation expenses	52,863	16,630	477	3,532	206	3,314	—	77,022
Disposals	(13,725)	(3,277)	(174)	(12,999)	(826)	(3,466)	—	(34,467)
Exchange differences on translation	10,687	3,552	439	1,694	113	1,444	—	17,929
Balance as of December 31	296,416	103,913	11,095	33,153	2,046	34,961	—	481,584

Accumulated impairment

Balance as of January 1	1,304	13,155	100	2,620	223	185	15,746	33,333
Impairment loss (Note c)	—	—	—	—	—	—	1,732	1,732
Disposals	—	(9,894)	—	—	(201)	—	—	(10,095)
Exchange differences on translation	(62)	208	(5)	(116)	—	8	(1,067)	(1,034)
Balance as of December 31	1,242	3,469	95	2,504	22	193	16,411	23,936

Carrying amount as of December 31	$360,853	$27,061	$540	$4,661	$176	$6,080	$20,594	$419,965

	For the Year Ended December 31, 2024
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$602,886	$138,831	$11,560	$43,392	$3,266	$39,256	$46,225	$885,416
Additions (Note a)	71,964	9,955	765	4,871	117	1,984	44,454	134,110
Disposals (Note b)	(28,743)	(2,715)	(252)	(194)	(330)	(539)	(46)	(32,819)
Reclassifications	—	557	—	2,412	—	3,027	(5,996)	—
Exchange differences on translation	(40,370)	(8,331)	(744)	(2,875)	(191)	(2,583)	(38,925)	(94,019)
Balance as of December 31	605,737	138,297	11,329	47,606	2,862	41,145	45,712	892,688

Accumulated depreciation

Balance as of January 1	222,613	74,394	10,081	39,998	2,483	32,584	—	382,153
Depreciation expenses	53,536	20,016	1,169	3,676	359	3,739	—	82,495
Disposals	(14,001)	(2,295)	(236)	(142)	(127)	(519)	—	(17,320)
Exchange differences on translation	(15,557)	(5,107)	(661)	(2,606)	(162)	(2,135)	—	(26,228)
Balance as of December 31	246,591	87,008	10,353	40,926	2,553	33,669	—	421,100

Accumulated impairment

Balance as of January 1	—	1,354	—	—	33	—	—	1,387
Impairment loss (Note c)	1,304	11,816	100	2,621	190	186	15,746	31,963
Exchange differences on translation	—	(15)	—	(1)	—	(1)	—	(17)
Balance as of December 31	1,304	13,155	100	2,620	223	185	15,746	33,333

Carrying amount as of December 31	$357,842	$38,134	$876	$4,060	$86	$7,291	$29,966	$438,255

	For the Year Ended December 31, 2023
	Batteries	Machinery Equipment	Transportation Equipment	Tooling Equipment	Office Equipment	Leasehold Improvements	Construction in Progress	Total
Cost

Balance as of January 1	$530,113	$131,541	$11,292	$40,934	$2,796	$36,956	$2,206	$755,838
Additions (Note a)	78,511	18,369	197	3,699	561	2,524	45,432	149,293
Disposals (Note b)	(9,365)	(10,436)	(219)	(1,273)	(96)	(1,091)	(85)	(22,565)
Reclassifications	204	190	281	—	—	828	(1,503)	—
Exchange differences on translation	3,423	(833)	9	32	5	39	175	2,850
Balance as of December 31	602,886	138,831	11,560	43,392	3,266	39,256	46,225	885,416

Accumulated depreciation

Balance as of January 1	170,240	66,866	7,641	37,561	2,306	28,255	—	312,869
Depreciation expenses	54,361	18,635	2,560	3,676	270	5,283	—	84,785
Disposals	(5,031)	(10,398)	(52)	(1,268)	(96)	(1,020)	—	(17,865)
Exchange differences on translation	3,043	(709)	(68)	29	3	66	—	2,364
Balance as of December 31	222,613	74,394	10,081	39,998	2,483	32,584	—	382,153

Accumulated impairment

Impairment loss (Note c)	—	1,354	—	—	33	—	—	1,387
Balance as of December 31	—	1,354	—	—	33	—	—	1,387

Carrying amount as of December 31	$380,273	$63,083	$1,479	$3,394	$750	$6,672	$46,225	$501,876
a.Based on the deployment plan for the next 12 months, the Company classified $20.0 million, $27.7 million and $37.4 million of undeployed battery packs and related battery cells in property, plant and equipment as of December 31, 2025, 2024 and 2023, respectively.
b.Certain upgrades to batteries were carried out during the years ended December 31, 2025, 2024 and 2023. The components removed from the batteries which have no future economic benefit from their uses or disposal, were derecognized. The losses on derecognition of removed components amounting to $13.2 million, $11.5 million and $2.6 million were recognized under “Costs of revenues” in profit or loss for the years ended December 31, 2025, 2024 and 2023, respectively. Costs of replacement were recognized as “Property, plant and equipment”. The remaining estimated useful lives of certain batteries were extended as a result of the upgrades. Losses on disposals on property, plant and equipment other than the upgrades to batteries amounting to $4.4 million, $2.6 million and $1.6 million were recognized under “Other operating expenses” in profit or loss for the years ended December 31, 2025, 2024 and 2023, respectively.
c.As of December 31, 2025, 2024 and 2023, the Company reduced the carrying amounts of certain property, plant and equipment which were under-utilized to their estimated recoverable amounts determined on the basis of their fair value less costs to sell using the cost approach, of which the fair value was based on the replacement costs in the market, taking into account of obsolescence. The fair value measurements were categorized within Level 3 of the fair value hierarchy. Impairment losses amounting to $1.7 million, $32.0 million and $1.4 million were recognized under "Other operating expenses" in profit or loss for the years ended December 31, 2025, 2024 and 2023, respectively.
d.Property, plant and equipment were depreciated on a straight-line basis over the estimated useful lives of the assets:

Batteries	3-12 years
Machinery equipment	2-5 years
Transportation equipment	1-5 years
Tooling equipment	2 years
Office equipment	3-5 years
Leasehold improvements	1-10 years
e.Supplementary cash flow information

	For the Year Ended December 31
	2025	2024	2023
Additions to property, plant and equipment	$65,527	$134,110	$149,293
Changes in prepayments for property, plant and equipment	(645)	(9,587)	5,671
Changes in payables for property, plant and equipment	115	(103)	275
Transfer from inventories	—	—	(37,423)
Payments for acquisitions of property, plant and equipment	$64,997	$124,420	$117,816
10.LEASE ARRANGEMENTS
a.Right-of-use assets

	As of December 31,
	2025	2024
Carrying amounts
Land and buildings	$26,645	$35,171
Others	258	132
	$26,903	$35,303

	For the Year Ended December 31
	2025	2024	2023
Additions to right-of-use assets	$13,579	$27,150	$23,146

Depreciation expenses of right-of-use assets
Land and buildings	$13,335	$13,821	$12,639
Others	317	325	374
	$13,652	$14,146	$13,013
b.Lease liabilities

	As of December 31,
	2025	2024
Lease liabilities	$27,308	$36,412

Current	$10,025	$9,446
Non-current	17,283	26,966
	$27,308	$36,412

Discount rates	1.20%-11.00%	1.20%-11.50%
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
d.Other lease information

	For the Year Ended December 31
	2025	2024	2023
Expenses relating to short-term leases and low-value asset leases	$4,511	$4,449	$2,800

Total cash outflows for leases	$(18,645)	$(18,710)	$(16,002)
The Company leased certain office equipment and other equipment which qualified as short-term leases and low-value asset leases. The Company had elected to apply the recognition exemption and thus, did not recognize right-of-use assets and lease liabilities for these leases.

11.BORROWINGS

	As of December 31,
	2025	2024
Bank loans - Syndicated loans (Note a)	$264,690	$286,944
Bank loans - Loans for batteries (Note b)	63,337	49,084
Bank loans - Loans for procurement and operating capital	32,930	20,740
	$360,957	$356,768

Current	83,361	103,018
Non-current	277,596	253,750
	$360,957	$356,768

Interest rates
Bank loans - Syndicated loans	3.41%-3.44%	3.39%-3.41%
Bank loans - Loans for batteries	3.47%	3.44%
Bank loans - Loans for procurement and operating capital	2.28%-2.61%	2.23%-2.61%
a.Bank loans - Syndicated loans

	As of December 31,
	2025	2024
Syndicated loans	$264,690	$286,944

Current	$42,604	$33,194
Non-current	222,086	253,750
	$264,690	$286,944
In order to replenish the operating funds for purchasing the batteries of electric scooters, for building battery swapping stations and for developing upgraded batteries of electric scooters, Gogoro Network, Taiwan Branch (“Gogoro Network Taiwan”) has signed a syndicated loan agreement with Mega International Commercial Bank Co., Ltd. (“Mega Bank”), the mandated lead arranger, and other banks or financial institutions as participants in August 2016. Such syndicated loan agreement was renewed in March 2019 with a five-year term loan credit facility of NT$7,200 million which is approximately US$219.6 million. Such syndicated loan agreement was further renewed in September 2022 with a five-year term loan credit facility of NT$10,700 million which is approximately US$326.4 million (the “2022 Syndicated Loan”). On March 4, 2026, the Company entered into a second supplemental agreement with Mega Bank to amend the syndicated credit facility. The amendment primarily removes or relaxes certain undertakings and financial covenants and modifies certain information reporting requirements under the facility. In connection with the amendment, a director of the Company provided an undertaking to procure equity investments in the Company of up to NT$2,500 million by December 31, 2026, of which no less than NT$1,500 million is expected to be injected into Gogoro Network Taiwan.
Refer to Note 7 for information in relation to demand deposits pledged as collateral.
b.Bank loans - Loans for batteries

	As of December 31,
	2025	2024
Loans for batteries	$63,337	$49,084

Current	$7,827	$49,084
Non-current	55,510	—
	$63,337	$49,084
In order to replenish the operating funds for purchasing the batteries of electric scooters, Gogoro Network Taiwan entered into a facility agreement with the Mega Bank in January 2021 for a two-year term loan of $200 million. Such facility agreement was amended in December 2022 to extend the maturity of the outstanding principal amount of NT$3,975 million which is approximately US$121.2 million to four years, ten months. The Company fully repaid the outstanding balance under this facility during 2025.
Gogoro Network Taiwan fully drew down a three-year loan facility of NT$2,000 million with a financial institution on May 2, 2025; the loan bears interest at the three-month Taipei Interbank Offered Rate plus 1.6%, subject to potential downward adjustments based on the Company’s profitability, and Gogoro Inc. serves as the guarantor. As of December 31, 2025, the outstanding balance was NT$2,000 million (approximately US$63.3 million).

12.FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
On April 5, 2022, the Company listed on the National Association of Securities Dealers Quotations (“Nasdaq”) under the symbol "GGR" through a merger agreement (“the Merger Agreement”) with Poema Global Holdings Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Poema”). Pursuant to the merger agreement, each outstanding ordinary share of Poema was converted into one ordinary share of Gogoro. This resulted in the issuance of 13,618,735 ordinary shares of Gogoro (680,936 ordinary shares on a post-share consolidation basis), including 6,393,750 sponsor earn-in shares (319,687 ordinary shares on a post-share consolidation basis) after redemption by shareholders of Poema. The issuance of ordinary shares of Gogoro was regarded as consideration to acquire the net assets of Poema. The rights to sponsor earn-in shares were accounted for as a contingent consideration measured at fair value as of April 4, 2022.

	As of December 31,
	2025	2024
Earnout liabilities (Note a)	$—	$1,411
Earn-in liabilities (Note b)	—	782
Warrant liabilities (Note c)	264	461
	$264	$2,654
a.Earnout liabilities
Pursuant to the Merger Agreement, during the period between the closing date and the sixth anniversary of the closing date, eligible shareholders of Gogoro may receive up to 12,000,000 (600,000 on a post-share consolidation basis) additional ordinary shares of Gogoro (the “Earnout Shares”), with one-third of the Earnout Shares issuable if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00 ($300, $350 and $400 on a post-share consolidation basis), respectively (the “Earnout Arrangement”). The rights to the Earnout Shares were recognized as financial liabilities with offset to accumulated deficits in equity. As of December 31, 2025 and 2024, no Earnout Shares were issued. Refer to Note 23 for information in relation to the fair value measurement of the earnout liabilities.
b.Earn-in liabilities
Concurrently with the execution and delivery of the Merger Agreement, Gogoro, Poema and Poema Global Partners LLC (the “Sponsor”) have entered into a support agreement (the “Sponsor Support Agreement”).
Under the Sponsor Support Agreement, 6,393,750 ordinary shares of Gogoro (319,687 ordinary shares on a post-share consolidation basis) held by the Sponsor immediately after the first effective time of the Mergers shall become unvested and subjected to forfeiture (the “Sponsor Earn-in Shares”). Subject to the terms and conditions contemplated by the Sponsor Support Agreement, during the period between the closing date and the sixth anniversary of the closing date, one-third of the Sponsor Earn-in Shares shall vest if over any 20 trading days within any 30 trading day period the volume-weighted average price of the ordinary shares of Gogoro is greater than or equal to $15.00, $17.50 and $20.00 ($300, $350 and $400 on a post-share consolidation basis), respectively. The rights to Sponsor Earn-in Shares were accounted for as a contingent consideration for the Mergers and recognized as financial liabilities. As of December 31, 2025 and 2024, no Sponsor Earn-in Shares were vested. Refer to Note 23 for information in relation to the fair value measurement of the earn-in liabilities.
c.Warrant liabilities
Pursuant to the Merger Agreement, on the closing date, Gogoro assumed warrants previously issued by Poema, consisting of 9,400,000 private placement warrants (the “Private Placement Warrants”) and 17,250,000 public warrants (the “Public Warrants”). The warrants have an exercise price of $11.50 per share, 20 units of warrants can be exercised to subscribe for 1 share (after giving effect to Gogoro’s 1-for-20 share consolidation, which was effected on October 6, 2025), subject to adjustments, and will expire five years after the completion of the Mergers or earlier upon redemption or liquidation. Refer to Note 23 for information in relation to the fair value measurement of the warrant liabilities.

13.NOTES AND TRADE PAYABLES

	As of December 31,
	2025	2024
Notes payables	$79	$80
Trade payables	12,612	29,271
	$12,691	$29,351
The average term of payment is two to four months. The Company had financial risk management policies in place to ensure that all payables are paid within the pre-agreed terms.
14.OTHER LIABILITIES

	As of December 31,
	2025	2024
Non-financial liabilities

Advance receipts	$12,373	$15,754
Payables for employee benefits	6,628	8,351
Others	3,568	2,499
	22,569	26,604

Financial liabilities

Accrued expenses	25,033	22,940
Payables for property, plant and equipment	1,245	1,354
Guarantee deposits received	997	984
	27,275	25,278

	$49,844	$51,882

Current	$41,524	$40,465
Non-current	8,320	11,417
	$49,844	$51,882
Advance receipts were mainly from government grants for energy facilities.
15.PROVISIONS

	As of December 31,
	2025	2024
Provisions for product warranty	$2,886	$3,827
Restoration liabilities	$2,371	$1,832
	$5,257	$5,659

Current	$4,306	$4,240
Non-current	951	1,419
	$5,257	$5,659
Movements of provisions for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the Year Ended December 31
	2025	2024	2023
Balance as of January 1	$5,659	$6,506	$8,050
Additional provisions recognized	2,950	5,193	3,209
Unused provisions reversed	(1,654)	—	(62)
Provisions used	(1,903)	(5,620)	(4,684)
Exchange differences on translation	205	(420)	(7)
Balance as of December 31	$5,257	$5,659	$6,506

The Company provided warranty service for its customers. The warranty period for electric scooters was generally two years. The warranty was estimated based on actual claims incurred to date as well as the forecasted claims based on historical experience and an estimate of the working hours, material costs and hourly wage rates, depending on the types of electric scooters.
16.EQUITY
a.Share capital

	As of December 31,
	2025	2024
Ordinary shares, $0.002 par value (Note ii)	$29	$29
i.Share Consolidation
On October 6, 2025, the Company effected a 1-for-20 share consolidation. As a result, each twenty ordinary shares issued and outstanding immediately prior to the effective time were automatically combined into one ordinary share. The authorized share capital was adjusted accordingly. No fractional shares were issued in connection with the share consolidation; fractional entitlements were rounded in accordance with the Company’s governing documents. Following the share consolidation, the Company had 14,773,488 ordinary shares outstanding as of December 31, 2025.
ii.Ordinary shares

	Unit: in Thousands of Shares
	As of December 31,
	2025	2024
Ordinary shares

Number of shares authorized	22,500	22,500
Number of shares issued and fully paid	14,773	14,767
The movements of the number of ordinary shares issued and fully paid were as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31,
	2025	2024	2023
Number of shares as of January 1	14,767	12,286	12,210
Issuance of ordinary shares in relation to the Merger or Subscription Agreements	—	2,470	—
Issuance of restricted shares	—	4	—
Reacquisition of restricted shares due to forfeiture	(14)	(30)	(13)
Issuance of ordinary shares in relation to vesting of restricted stock units	20	37	89
Number of shares as of December 31	14,773	14,767	12,286
Each ordinary share carries one vote and the right for dividends.
Gogoro consummated a share subscription agreement with Gold Sino Assets Limited ("Gold Sino") on May 31, 2024. Pursuant to the agreement with Gold Sino, Gogoro issued 32,516,095 ordinary shares (1,625,805 ordinary shares on a post-share consolidation basis), at a price of $1.5377 per share ($30.754 per share on a post-share consolidation basis), for an aggregated purchase price at $50.0 million, with warrants granted to Gold Sino to purchase, a portion or all, 10,838,698 ordinary shares (541,935 ordinary shares on a post-share consolidation basis) of Gogoro in the successive five years immediately after the issuance. The Company recorded such warrants as an equity on our consolidated financial statements, as those warrants (i) do not contain a contractual obligation of Gogoro to deliver cash or other financial assets to another entity and (ii) are consistent with a fixed-for-fixed option pricing model. The warrants were valuated and recorded at $10.0 million in stockholders' equity and remained classified within stockholders' equity through their expiration.
On June 24, 2024, Gogoro entered into a share subscription agreement with Castrol Holdings International Limited (“Castrol”), pursuant to which Gogoro issued 16,887,328 ordinary shares (844,366 ordinary shares on a post-share consolidation basis, at a price of $1.4804 per share ($29.608 per share on a post-share consolidation basis), for an aggregated price at $25.0 million. In connection with the Subscription Agreement, the parties also entered into a letter agreement and a registration rights agreement, which provided Castrol with certain put option rights to require the

Company to repurchase all or a portion of the subscribed shares at the original purchase price under specified circumstances.
On February 17, 2025, the Company and Castrol entered into amended and restated agreements, which revised the terms of the put option arrangement. Under the amended terms, if certain conditions are not satisfied by December 31, 2025, Castrol has the right during the twelve-month period following such date to require the Company to repurchase all or a portion of the subscribed shares at a price per share equal to the original purchase price. In addition, until December 31, 2026, Castrol may require the Company to repurchase all or a portion of the subscribed shares upon the occurrence of specified events, including a change of control of the Company, a material breach by the Company under the relevant agreements, or a delisting event, as defined in the agreements. Due to the existence of the put option rights, the Company accounted for the instrument as a financial liability measured at the present value of the repurchase amount. The financial liability was initially recognized at $24.2 million on the issuance date and is subsequently measured at amortized cost using the effective interest method. Prior to the amendment, the liability was accreted using the effective interest method. Upon amendment of the agreements, the liability was remeasured to reflect the revised terms, resulting in an adjustment to its carrying amount, with the difference recognized in other operating expenses. As of December 31, 2025, the carrying amount of the liability was $25.0 million and included in current and non-current financial liabilities in the consolidated balance sheets.
b.Reserves

	As of December 31,
	2025	2024
Capital surplus - Issuance of ordinary shares	$649,441	$649,440
Capital surplus - Share-based compensation, net	84,789	82,479
Capital surplus - Changes in percentage of ownership in associates	3,307	2,541
Accumulated deficits	(628,701)	(548,732)
Exchange Difference on Translation	(625)	(9,217)
	$108,211	$176,511
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
17.OPERATING REVENUES
The Company derived its revenues from contracts with customers for the following products and services:
a.Disaggregation of revenues

	For the Year Ended December 31,
	2025	2024	2023
Products and services

Sales of hardware and related revenue	$108,137	$148,637	$194,018
Battery swapping service revenue	149,007	137,891	131,785
Leasing service revenue	13,169	13,588	13,253
Other revenue	11,167	10,525	10,790
	$281,480	$310,641	$349,846

b.Contract balances

	As of December 31,		As of January 1,
	2025	2024	2024
Trade receivables (Note 5)	$18,688	$16,977	$17,135
Contract liabilities
Sales of hardware and battery swapping service revenues	$12,008	$16,575	$11,606
The Company recognized revenues from contract liabilities as of January 1, 2025, 2024 and 2023 amounting to $11.4 million, $9.1 million and $11.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.
18.NET LOSS FROM CONTINUING OPERATIONS
a.Employee benefits expenses

	For the Year Ended December 31
	2025	2024	2023
Short-term employee benefits	$55,870	$67,029	$64,761
Defined contribution plans	2,218	2,667	2,719
Termination benefits	1,108	2,736	94
Share-based payments	2,310	11,644	26,324
	$61,506	$84,076	$93,898

An analysis of employee benefits expenses by function
Costs of revenues	$26,473	$31,597	$26,418
Operating expenses
Sales and marketing	6,571	12,293	15,532
General and administrative	11,132	14,751	23,816
Research and development	17,330	25,435	28,132
	$61,506	$84,076	$93,898
b.Depreciation and amortization expenses

	For the Year Ended December 31
	2025	2024	2023
Depreciation expenses of property, plant and equipment	$77,022	$82,495	$84,785
Depreciation expenses of right-of-use assets	13,652	14,146	13,013
Amortization expenses of intangible assets	252	367	579
	$90,926	$97,008	$98,377

An analysis of depreciation expenses by function
Costs of revenues	$83,781	$88,787	$88,542
Operating expenses
Sales and marketing	2,227	2,713	3,409
General and administrative	3,308	3,983	4,518
Research and development	1,358	1,158	1,329
	$90,674	$96,641	$97,798

An analysis of amortization expenses by function
Costs of revenues	$19	$64	$62
Operating expenses
Sales and marketing	15	45	160
General and administrative	104	151	85
Research and development	114	107	272
	$252	$367	$579

c.Other operating expenses

	For the Year Ended December 31
	2025	2024	2023
Impairment losses on property, plant and equipment	$1,732	$31,963	$1,387
Losses on disposal on property, plant and equipment	4,365	2,646	1,642
Impairment losses on right-of-use assets, intangibles and other assets	4,066	1,569	—
Customer care package	164	1,394	—
Loss on commitment	—	1,001	—
Other loss	277	108	—
	$10,604	$38,681	$3,029
d.Finance costs

	For the Year Ended December 31
	2025	2024	2023
Interest expense on bank loans	$13,796	$13,114	$11,343
Interest expense on lease liabilities	809	991	567
Interest expense on provisions for restoration	38	30	15
	$14,643	$14,135	$11,925
e.Finance income

	For the Year Ended December 31
	2025	2024	2023
Interest income on deposits	$1,843	$3,077	$2,847
Others	12	106	99
	$1,855	$3,183	$2,946
f.Other income

	For the Year Ended December 31
	2025	2024	2023
Income related to government grants	$5,932	$6,136	$6,422
Others	722	1,021	949
	$6,654	$7,157	$7,371
g.Other losses, net

	For the Year Ended December 31
	2025	2024	2023
Foreign exchange gains (losses), net	$(780)	$955	$(346)
Others	(860)	(2,383)	(607)
	$(1,640)	$(1,428)	$(953)
h.Gains on financial liabilities at FVTPL

	For the Year Ended December 31
	2025	2024	2023
Gains on earnout liabilities	$1,411	$14,969	$7,767
Gains on earn-in liabilities	782	8,297	4,305
Gains on warrant liabilities	197	4,912	4,045
	$2,390	$28,178	$16,117

19.INCOME TAXES RELATING TO CONTINUING OPERATIONS
a.Income tax expense recognized in profit or loss

	For the Year Ended December 31
	2025	2024	2023
Current tax expense
Current year	$—	$—	$—
A reconciliation of accounting loss and income tax expense was as follows:

	For the Year Ended December 31,
	2025	2024	2023
Loss before income tax	$(79,969)	$(122,754)	$(76,038)
Tax at the domestic rates applicable to profits in the country concerned	$(25,773)	$(32,554)	$(20,321)
Tax effect of expenses that are not deductible for tax purposes	1,480	3,176	9,932
Unrecognized loss carryforwards and deductible temporary differences	24,293	29,378	10,389
Income tax expense	$—	$—	$—
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
b.Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets were as follows:

	As of December 31
	2025	2024
Loss carryforwards
Expire in 2025	$—	$9,242
Expire in 2026	43,491	41,694
Expire in 2027	38,080	36,506
Expire in 2028	66,772	64,264
Expire in 2029	21,442	21,865
Expire in 2030	30,320	30,929
Expire in 2031	38,961	39,553
Expire in 2032	46,703	49,934
Expire in 2033	55,636	53,337
Expire in 2034	86,698	125,658
Expire in 2035	97,942	—
	$526,045	$472,982

Deductible temporary differences	$29,720	$51,833
c.Income tax assessments
The income tax returns of Gogoro Taiwan Limited, Gogoro Taiwan Sales and Service Limited, Gogoro Network, Taiwan Branch, GoShare Taiwan Limited and GoPocket Taiwan Limited for the years through 2023 have been assessed and approved by the tax authority.
20.LOSS PER SHARE
All loss per share amounts for the periods presented have been retroactively adjusted to reflect the 1-for-20 share consolidation effected on October 6, 2025.

	Unit: in U.S. Dollars Per Share
	For the Year Ended December 31
	2025	2024	2023
Basic and diluted loss per share	$(5.42)	$(9.27)	$(6.48)

a.Net loss

	For the Year Ended December 31
	2025	2024	2023
Net loss	$(79,969)	$(122,754)	$(76,038)
b.Number of shares

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2025	2024	2023
Weighted average number of ordinary shares used in calculating basic and diluted loss per share	14,755	13,249	11,740
Weighted average number of ordinary shares used in calculating basic loss per share included ordinary share and potentially preferred shares converted to ordinary shares mandatorily. The share-based payments mentioned in Note 21 and earnout shares, sponsor earn-in shares and warrants mentioned in Note 12 belong to potential ordinary shares, which were anti-dilutive for the years ended December 31, 2025, 2024 and 2023 and hence excluded from calculating diluted loss per share.
21.SHARE-BASED PAYMENT ARRANGEMENTS
As of December 31, 2025 and 2024, there were $0.7 million and $3.0 million of total unrecognized share-based payments, respectively. Share-based payments recognized for the years ended December 31, 2025, 2024 and 2023 were amounted to $2.3 million, $11.6 million and $26.3 million, respectively.
In October 2025, the company implemented a 1-for-20 share consolidation, which impacted the outstanding number of restricted shares, restricted stock units, and share options. The share consolidation proportionally reduced the number of outstanding awards, including their weighted average grant date fair value. As a result, employees holding these grants experienced a corresponding adjustment in the value of their awards to align with the revised share structure. This adjustment ensures that the economic value and equity proportion represented by the awards remains consistent post-split.
a.Restricted shares
Pursuant to the 2022 Equity Incentive Award Plan, Gogoro reissued and granted 84 thousand restricted shares to a service provider on January 30, 2024. The fair value of restricted shares on the grant date was $2.15 per share (pre share consolidation). 60% of the restricted shares are vested on the grant date, the rest 40% of the restricted shares are vested on April 3, 2025 in accordance with the service provider agreement.
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
Information of restricted shares was as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2025	2024	2023
Shares unvested as of January 1	1,165	3,419	5,569
Shares granted	—	84	—
Shares vested	(1,133)	(1,750)	(1,889)
Shares forfeited	(30)	(588)	(261)
Share consolidation impact	(2)	—	—
Shares unvested as of December 31	—	1,165	3,419
For the years ended December 31, 2025, 2024 and 2023, the weighted average fair values at the measurement date of restricted shares granted were nil, $2.15, and nil per share, respectively.
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
Information of RSUs was as follows:

	Unit: in Thousands of Shares
	For the Year Ended December 31
	2025	2024	2023
RSUs unvested as of January 1	495	1,696	3,614
RSUs granted	—	—	28
RSUs vested	(404)	(733)	(1,771)
RSUs forfeited	(85)	(468)	(175)
Share consolidation impact	(6)	—	—
RSUs unvested as of December 31	—	495	1,696
For the years ended December 31, 2025, 2024 and 2023, the weighted average fair values at the measurement dates of RSUs granted were nil, nil, and $3.25 per share, respectively.
c.Share options
Pursuant to the 2022 Equity Incentive Plan, Gogoro granted share options to certain directors, executives and employees, each of which entitles the holder to purchase one ordinary share (pre share consolidation) of Gogoro. 25% of the share options are vested if the holders who are granted share options remain appointed, employed or engaged by Gogoro at the end of each vesting period.
Information of share options was as follows:

	For the Year Ended December 31
	2025		2024		2023
	Options (in Thousands)	Weighted Average Exercise Price	Options (in Thousands)	Weighted Average Exercise Price	Options (in Thousands)	Weighted Average Exercise Price
Options outstanding as of January 1	11,006	$3.08	11,169	$3.94	4,848	$5.20
Options granted	—	—	5,304	1.34	6,430	3.01
Options forfeited	(929)	2.35	(3,700)	3.01	(74)	4.78
Options expired	(4,114)	3.64	(1,767)	2.26	(35)	5.20
Share consolidation impact	(5,664)		—		—
Options forfeited post share consolidation	(1)	40.18	—	—	—	—
Options expired post share consolidation	(5)	61.29	—	—	—	—
Options outstanding as of December 31	293	55.98	11,006	3.08	11,169	3.94
Options exercisable as of December 31	219	62.10	7,069	3.50	4,457	4.18
The weighted average fair values at the measurement dates of the share options granted for the years ended December 31, 2025, 2024 and 2023 were nil, $0.81, and $1.76, respectively. No share options were exercised during the years ended December 31, 2025, 2024, and 2023. The ranges of exercise price of the share options outstanding as of December 31, 2025, 2024 and 2023 were $25.80 - $104.00, $1.29 - $5.20 and $3.00 - $5.20, respectively. The share options outstanding as of December 31, 2025, 2024 and 2023 had weighted average remaining contractual lives of 7.72 years, 8.65 years, and 9.18 years, respectively.

The fair values of share options on the grant dates were derived from the Binomial Model. The inputs to the model were as follows:

	Share Options Granted in 2024	Share Options Granted in 2023
Weighted average share price (in U.S. dollars per share)	$1.29 - $1.46	$2.94-$3.01
Weighted average exercise price (in U.S. dollars per share)	$1.29 - $1.46	$3.00-$3.01
Expected volatility	67.42%- 68.11%	64.22%-64.87%
Option life (in years)	10.0	10.0
Expected dividend yield	—%	—%
Risk-free interest rate	3.85% - 4.46%	3.61%-4.25%
Expected early exercise multiple	2.2 - 2.8	2.2-2.8
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
b.Fair value of financial instruments that are measured at fair value on a recurring basis
i.Fair value hierarchy

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Earnout liabilities	$—	$—	$—	$—
Earn-in liabilities	—	—	—	—
Warrant liabilities	152	—	112	264
	$152	$—	$112	$264

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial liabilities at FVTPL
Earnout liabilities	$—	$—	$1,411	$1,411
Earn-in liabilities	—	—	782	782
Warrant liabilities	293	—	168	461
	$293	$—	$2,361	$2,654
There were no transfers between the levels of the fair value hierarchy for the years ended December 31, 2025, 2024 and 2023. The Company did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2025 and 2024.

ii.Reconciliation for recurring fair value measurements categorized within level 3 of the fair value hierarchy

	Earnout liabilities	Earn-in liabilities	Warrant liabilities	Total
Balance as of January 1, 2024	$16,380	$9,079	$1,924	$27,383
Gains on financial liabilities at FVTPL	(14,969)	(8,297)	(1,756)	(25,022)
Balance as of December 31, 2024	1,411	782	168	2,361
Gains on financial liabilities at FVTPL	(1,411)	(782)	(56)	(2,249)
Balance as of December 31, 2025	$—	$—	$112	$112
For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, unrealized gains of $2.2 million and $25.0 million were recognized in profit or loss attributable to balances held at the end of the reporting period as of December 31, 2025 and 2024, respectively. The amounts were included in “Gains on financial liabilities at fair value through profit or loss” in profit or loss.
iii.Valuation techniques and inputs used in the fair value measurements

Financial Instruments	Valuation Techniques and Key Inputs	Significant Unobservable Inputs	Relationship and Sensitivity of Unobservable Inputs to Fair Value
Warrant liabilities - Public Warrants	Quoted prices in an active market	N/A	N/A
Warrant liabilities - Private Placement Warrants	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2025: 185.6%; December 31, 2024: 103.2%)
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $59 thousand / ($33 thousand) as of December 31, 2025;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $99 thousand / ($73 thousand) as of December 31, 2024

Earnout liabilities	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2025: 78.5%; December 31, 2024: 104.9%)
10% increase (decrease) in the volatility assumption would not have resulted in a meaningful change in the estimated fair value as of December 31, 2025;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $546 thousand / ($484 thousand) as of December 31, 2024

Earn-in liabilities	Monte Carlo simulation: Underlying stock price, volatility and risk-free rate	Volatility (December 31, 2025: 78.5%; December 31, 2024: 104.9%)
10% increase (decrease) in the volatility assumption would not have resulted in a meaningful change in the estimated fair value as of December 31, 2025;
10% increase / (decrease) in the volatility would result in increase / (decrease) in fair value by approximately $303 thousand / ($269 thousand) as of December 31, 2024

iv.Valuation processes for fair value measurements categorized within level 3 of the fair value hierarchy
The Company engaged third party qualified valuers to perform the valuation where significant unobservable inputs were used in the fair value measurements. The financial department worked closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model and confirmed the reliability, independence and correspondence of the information sources in the valuation.

c.Categories of financial instruments

	As of December 31,
	2025	2024
Financial assets

Financial assets at amortized cost (Note i)	$97,985	$148,236

Financial liabilities

Financial liabilities at FVTPL	264	2,654
Financial liabilities at amortized cost (Note ii)	425,923	435,983
i.The balances included financial assets measured at amortized cost, which comprised cash and cash equivalents, trade receivables and other financial assets.
ii.The balances included financial liabilities measured at amortized cost, which comprise bank loans, notes and trade payables, financial liabilities at amortized cost, and other financial liabilities.
d.Changes in liabilities arising from financing activities

	For the Year Ended December 31, 2025
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$356,768	$(9,682)	$—	$—	$65	$13,806	$360,957
Earnout liabilities	1,411	—	—	(1,411)	—	—	—
Earn-in liabilities	782	—	—	(782)	—	—	—
Warrant liabilities	461	—	—	(197)	—	—	264
Lease liabilities	36,412	(13,325)	—	—	2,588	1,633	27,308
Guarantee deposits	984	(30)	—	—	—	43	997
Financial liabilities	24,586	—	414	—	—	—	25,000
	$421,404	$(23,037)	$414	$(2,390)	$2,653	$15,482	$414,526

	For the Year Ended December 31, 2024
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$410,171	$(27,724)	$—	$—	$(20)	$(25,659)	$356,768
Earnout liabilities	16,380	—	—	(14,969)	—	—	1,411
Earn-in liabilities	9,079	—	—	(8,297)	—	—	782
Warrant liabilities	5,373	—	—	(4,912)	—	—	461
Lease liabilities	30,138	(13,270)	—	—	22,466	(2,922)	36,412
Guarantee deposits	1,215	(178)	—	—	—	(53)	984
Financial liabilities	—	25,000	(414)	—	—	—	24,586
	$472,356	$(16,172)	$(414)	$(28,178)	$22,446	$(28,634)	$421,404

	For the Year Ended December 31, 2023
	Balance as of January 1	Financing Cash Flows	Non-cash Recognition	Changes in Fair Values	Other Changes*	Exchange Differences on Translation	Balance as of December 31
Bank loans	$381,174	$27,848	$—	$—	$(20)	$1,169	$410,171
Earnout liabilities	24,147	—	—	(7,767)	—	—	16,380
Earn-in liabilities	13,384	—	—	(4,305)	—	—	9,079
Warrant liabilities	9,418	—	—	(4,045)	—	—	5,373
Lease liabilities	21,473	(12,635)	—	—	21,775	(475)	30,138
Guarantee deposits	1,251	(62)	—	—	—	26	1,215
	$450,847	$15,151	$—	$(16,117)	$21,755	$720	$472,356

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

	For the Year Ended December 31
	2025	2024	2023
Profit or loss	$(76)	$(78)	$(90)
Equity	1,132	1,439	2,106
2)Interest rate risk
The Company was exposed to interest rate risk because the entities in the Company borrowed funds at both fixed and floating interest rates. The Company’s interest rate risk was mainly concentrated in the fluctuation of the benchmark interest rate arising from cash and cash equivalents - time deposits, other financial assets, short-term borrowings, long-term borrowings, financial liabilities at amortized cost, financial liabilities designated as at FVTPL and leasing liabilities. The carrying amount of the Company’s financial assets and financial liabilities with exposure to interest rates at the end of the reporting period were as follows.

	As of December 31,
	2025	2024
Fair value interest rate risk
Financial assets	$23,945	$80,637
Financial liabilities	27,572	39,066
Cash flow interest rate risk
Financial assets	49,246	46,765
Financial liabilities	361,731	357,205
Sensitivity analysis
The sensitivity analysis below was determined based on the Company’s exposure to interest rates for non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analyses were prepared assuming the amount of the outstanding liability at the end of the reporting period was outstanding for the whole year. A 10 basis points increase or decrease was used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
If interest rates had been 10 basis points higher/lower and all other variables were held constant, the Company’s loss for the years ended December 31, 2025, 2024 and 2023 would increase/decrease by $0.3 million, $0.3 million and $0.4 million, respectively.

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
1)Maturity analysis for non-derivative financial liabilities
The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been compiled based on the undiscounted cash flows of financial liabilities from the earliest date on which the Company can be required to pay. The tables included both interest and principal cash flows. To the extent that interest flows are at floating rates, the undiscounted amount was derived from the interest rate curve at the end of the reporting period.

	As of December 31, 2025
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$22,661	$16,597	$567	$144	$—
Lease liabilities	1.20%-11.00%	1,030	1,926	9,171	18,485	193
Variable interest rate liabilities	2.28%-3.47%	7,387	19,421	67,742	286,784	—
		$31,078	$37,944	$77,480	$305,413	$193

	As of December 31, 2024
	Interest Rate	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
Non-derivative financial liabilities

Non-interest bearing liabilities		$35,575	$18,386	$670	$—	$—
Lease liabilities	1.20%-11.50%	1,786	3,494	13,900	34,214	1,578
Variable interest rate liabilities	2.23%-3.44%	—	20,741	82,257	254,208	—
		$37,361	$42,621	$96,827	$288,422	$1,578
2)Bank credit limit

	As of December 31,
	2025	2024
Unsecured bank general credit limit
Amount used*	$437,612	$469,713
Amount unused	16,332	26,274
	$453,944	$495,987
*The calculation of amount used was based on the initial drawdown of the bank loans, and would not be affected before the Company repaid the full amount of the bank loans. The amount used included guarantees for customs duties and government grants.

24.RELATED PARTY TRANSACTIONS
Balances and transactions between Gogoro and its subsidiaries, which are related parties of Gogoro, have been eliminated on consolidation and are not disclosed in this note. Other than the transaction with Gold Sino as disclosed in Note 16, the Company's remaining transactions with related parties were immaterial for the years ended December 31, 2025, 2024 and 2023. The names and relationships of related-parties are disclosed below:

Related Party	Relationship with Gogoro
Nan Shan General Insurance Co., Ltd.	Related party in substance
Nan Shan Life Insurance Co., Ltd.	Related party in substance
Gold Sino Assets Limited	Major shareholder
Castrol Gogoro Mobility Joint Stock Company	Investee
Gogoro Philippines Inc.	Associate
Compensation of key management personnel

	For the Year Ended December 31
	2025	2024	2023
Share-based payments	$560	$3,309	$11,438
Short-term employee benefits	1,242	2,264	2,943
Post-employment benefits	7	13	17
	$1,809	$5,586	$14,398
25.SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS
In January 2024, a service provider initiated litigation against Gogoro Taiwan Limited claiming approximately $2.3 million pursuant to a service agreement. Following the plaintiff's appeal of the district court's dismissal, a settlement was reached in January 2026. The settlement did not result in any net cash outflow, nor did it have a material adverse impact on the Company's consolidated financial statements. As of the date of this report, additional related claims arising from the same incident, totaling approximately $4.4 million, are currently pending before district courts in Taiwan. The Company is defending against these ongoing proceedings. Due to the inherent uncertainties regarding the timing and ultimate outcome of these pending cases, no provision has been recognized in our consolidated financial statements as of December 31, 2025.
During 2025, two of the three previously disclosed employment-related litigation matters were resolved. In March 2026, a second-instance judgment on this matter was rendered in favor of the Company, dismissing all plaintiff's claims on the remain case. As of the date of this report, no notice of appeal has been received; the Company has concluded that this matter is not material to the consolidated financial statements; accordingly, no provision has been recorded.
26.SEGMENT INFORMATION
Information was reported to the Company’s chief operating decision maker for the purposes of resource allocation and assessment of performance as a single operating segment involving sales of hardware and battery swapping service. As such, the Company had identified one reportable segment.
a.Geographical areas
Information about the Company’s non-current assets excluding financial instruments by geographical location as of December 31, 2025 and 2024 was detailed below:

	As of December 31,
	2025	2024
Taiwan	$448,335	$474,063
India	15,270	17,004
Others	877	291
	$464,482	$491,358

The Company’s revenue from external customers by geographical location for the years ended December 31, 2025, 2024 and 2023 was detailed below:

	For the Year Ended December 31
	2025	2024	2023
Taiwan	$270,390	$298,040	$328,527
Others	11,090	12,601	21,319
	$281,480	$310,641	$349,846
b.Major customers
No single customer contributed 10 percent or more to the Company’s revenue for the years ended December 31, 2025, 2024 and 2023.
27.Events after the reporting period
The Company has evaluated events and transactions occurring after December 31, 2025 through the date the consolidated financial statements were authorized for issuance.
Share Purchase Agreement with Gold Sino

The Company entered into a Share Purchase Agreement (the “SPA”) with Gold Sino on March 11, 2026, the Company’s largest shareholder that holds 31.4% of the Company’s total outstanding shares, pursuant to which Gold Sino agreed to make a new equity investment (the “New Equity Investment”) in the amount of approximately $16.7 million in the Company. The SPA was approved by the audit committee and board of directors of the Company. The New Equity Investment will be the first equity investment secured by Mr. Yin Chung Yao, a director of the Company and an affiliate of Gold Sino, pursuant to the undertaking he provided to the Company’s lenders led by Mega Bank as announced by the Company on September 16, 2025. Pursuant to the SPA, the New Equity Investment will comprise of 5,300,000 newly issued ordinary shares, par value $0.002 per share, of the Company’s ordinary shares to be subscribed by Gold Sino for a total subscription price of $16.7 million, reflecting a per share subscription price of $3.15, which is a ten percent discount to the 30-day Variable Weighted Average price as of March 6, 2026. Upon completion of the New Equity Investment, Gold Sino holds 49% of the Company’s total outstanding shares.
Second Supplemental Agreement to the Syndicated Credit Facility Agreement
On March 4, 2026, the Company entered into a second supplemental agreement with Mega Bank to amend the 2022 Syndicated Loan. The amendment primarily removes or relaxes certain undertakings and financial covenants and modifies certain information reporting requirements under the facility, among others. In connection with the amendment, Mr. Yin Chung Yao, a director of the Company, provided the undertaking to the lenders, pursuant to which Mr. Yin committed to procuring equity investments in the Company with an aggregate investment amount of NT$2,500 million by December 31, 2026, and the Company provided a separate undertaking to confirm that no less than NT$1,500 million of such equity investment amount will be injected into Gogoro Network Taiwan.

ITEM 19.    EXHIBITS

Exhibit No.	Description	Filed or Furnished Herewith	Incorporation by Reference
			Form	File No.	Exhibit No.	Filing Date
1.1	Amended and Restated Memorandum and Articles of Association, as amended by a special resolution passed at the annual general meeting of Gogoro Inc. on May 30, 2023		6-K	001-41327	3.1	May 31, 2023

2.1	Description of Securities of Gogoro		20-F	001-41327	2.1	May 2, 2022

2.2	Specimen Ordinary Shares Certificate		F-4/A	333-261181	4.1	March 2, 2022

2.3	Specimen Warrant Certificate		F-4	333-261181	4.2	November 18, 2021

2.4	Warrant Agreement, dated as of January 5, 2021, by and between Poema Global Holdings Corp. and Continental Stock Transfer & Trust Company		F-4	333-261181	4.4	November 18, 2021

2.5	Assignment and Assumption Agreement, dated April 4, 2022, by and among Poema Global Holdings Corp., Gogoro Inc. and Continental Stock Transfer & Trust Company.		20-F	001-41327	2.5	May 2, 2022

2.6	Share and Warrant Purchase Agreement, dated May 31, 2024		6-K	001-41327	10.1	June 3, 2024

4.1#	Agreement and Plan of Merger, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp., Starship Merger Sub I Limited and Starship Merger Sub II Limited.		F-4	333-261181	2.1	November 18, 2021

4.2	Sponsor Support Agreement, dated as of September 16, 2021, by and among Gogoro Inc., Poema Global Holdings Corp. and Poema Global Partners LLC.		F-4	333-261181	10.3	November 18, 2021

4.3	Form of Registration Rights Agreement		F-4	333-261181	10.4	November 18, 2021

4.4	Form of Director and Officer Indemnification Agreement		F-4/A	333-261181	10.7	March 2, 2022

4.5+	2013 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.8	November 18, 2021

4.6+	2016 Equity Incentive Award Pan of Gogoro Inc.		F-4	333-261181	10.9	November 18, 2021

4.7+	2019 Equity Incentive Award Plan of Gogoro Inc.		F-4	333-261181	10.10	November 18, 2021

4.8+	2022 Equity Incentive Plan of Gogoro Inc.		F-4/A	333-261181	10.11	March 15, 2022

4.8A+	Amendment No. 1 to Gogoro Inc. 2022 Equity Incentive Plan		20-F	001-41327	4.9A	March 29, 2024

4.9	Housing Lease Agreement between Taiwan Cooperative Bank and Gogoro Taiwan Ltd. dated November 30, 2017 (EN Translation).		F-4/A	333-261181	10.11	January 12, 2022

4.10#	Capital Increase Agreement between Yadea Technology Group Co., Ltd., Jiangmen Dachangjiang Group Co., Ltd., Ai Huan Huan Energy (Shanghai) Ltd. and Gogoro Network Pte. Ltd. dated November 25, 2020 (EN Translation).		F-4/A	333-261181	10.12	January 12, 2022

4.11	Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated March 28, 2019 (EN Translation).		F-4/A	333-261181	10.13	January 12, 2022

4.12	First amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 14, 2020 (EN Translation).		F-4/A	333-261181	10.14	January 12, 2022

4.13	Second amendment to Syndication Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Dec 14, 2020 (EN Translation).		F-4/A	333-261181	10.15	January 12, 2022

4.14	Term Loan Agreement of Gogoro Network with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.16	January 12, 2022

4.15	Term Loan Agreement of Gogoro Inc. with Mega International Commercial Bank Co. Ltd. dated Jan 6, 2021 (EN Translation).		F-4/A	333-261181	10.17	January 12, 2022

4.16+	Form of Employment Agreement between the Registrant and certain of its executive officers		20-F	001-41327	4.17	March 29, 2024

4.17+	Form of Employment Agreement between the Registrant and certain of its executive officers		20-F	001-41327	4.18	March 29, 2024

4.18	Subscription Agreement, dated June 24, 2024		6-K	001-41327	10.1	June 25, 2024

4.19	Amended and Restated Letter Agreement, dated February 17, 2025		20-F	001-41327	4.21	March 31, 2025

4.20	Amended and Restated Registration Rights Agreement, dated February 17, 2025		20-F	001-41327	4.22	March 31, 2025

4.21	Second Supplemental Agreement to the Syndicated Credit Facility Agreement, dated March 6, 2026		6-K	001-41327	10.1	March 6, 2026

4.22	Share Purchase Agreement, dated March 11, 2026		6-K	001-41327	10.1	March 12, 2026

8.1	List of subsidiaries		F-4/A	333-261181	21.1	January 12, 2022

11.1	Insider Trading Policy	*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

73

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

15.1	Consent of Independent Registered Public Accounting Firm	*

97.1	Incentive Compensation Clawback Policy		20-F	001-41327	97.1	March 29, 2024

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	*

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
Chief Executive Officer

Date: March 31, 2026
75